SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X...	Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes......	No...X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

May 17, 2010

Prudential plc

(incorporated and registered in England and Wales under number 01397169)

The following information was released outside the United States today by Prudential plc.

These materials are not an offer or sale of or a solicitation of any offer to buy securities in the United States or any other jurisdiction. The securities described herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “US Securities Act”) or under any relevant securities laws of any state or other jurisdiction of the United States and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within the United States absent registration or an applicable exemption from the registration requirements of the US Securities Act and in compliance with state securities laws.

None of the AIA Group, AIA Aurora, their respective affiliates nor any of the directors, officers and employees of such persons, has authorised, or accepts responsibility for, this document or its contents for the purposes of the FSMA 2000 or the Prospectus Rules in the United Kingdom or for the purposes of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong), the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Securities and Futures Act, Chapter 289 of Singapore, or the SGX-ST Listing Manual or the securities laws of the United States or any of its states or any other jurisdiction.

RIGHTS ISSUE STATISTICS

Price per Rights Issue Share	104 pence(1)
Basis of Rights Issue	11 Rights Issue Shares for every 2 Existing Shares
Number of Existing Shares (including the Prudential Shares expected to be issued on 27 May 2010 to shareholders who have elected to receive the scrip dividend alternative for the 2009 final dividend)	2,539,010,500
Number of Rights Issue Shares to be issued by Prudential	13,964,557,750
Number of Prudential Shares in issue immediately following completion of the Rights Issue(2)	16,503,568,250
Rights Issue Shares as a percentage of enlarged issued ordinary share capital of Prudential immediately following completion of the Rights Issue(2)	84.6%
Gross proceeds of the Rights Issue (approximate)	£14,523 million
Estimated net proceeds receivable by Prudential after Rights Issue and Transaction related expenses	£13,843 million

(1) The Issue Price for HK Shareholders and Singapore Shareholders is HK$11.78 per Rights Issue Share (calculated using an exchange rate of £1:HK$11.3277).
(2) Assuming that (i) the issue of 4,538,026 Prudential Shares to shareholders who have elected to receive the scrip dividend alternative for the 2009 final dividend, expected to be issued on 27 May 2010, (ii) no options granted under the Prudential Share Schemes are exercised between the date of this document and completion of the Rights Issue; and (iii) no other Prudential Shares or New Prudential Shares are issued between the date of this prospectus and completion of the Rights Issue.

PART II

RISK FACTORS

Investing in and holding the Prudential Shares is subject to a number of risks. Accordingly, investors in the Prudential Shares should carefully consider the risks described below, together with all of the information set out in this prospectus, prior to making any investment decision. If one or more of the following risks were to arise, the Prudential Group’s and Enlarged Group’s business, results of operations, financial condition and/or prospects and/or the Prudential share price could be materially and adversely affected to the detriment of Prudential and its shareholders, and investors could lose all or part of their investment. The risks set out below may not be exhaustive and do not necessarily comprise all of the risks associated with an investment in Prudential and the Prudential Shares. Additional risks and uncertainties not presently known to Prudential or which Prudential currently deems immaterial may arise or become material in the future and may have a material adverse effect on Prudential.

1.	Risks relating to the Prudential Group and Enlarged Group

The Prudential Group’s businesses are, and the Enlarged Group’s businesses will be, inherently subject to market fluctuations and general economic conditions

The Prudential Group’s businesses are, and the Enlarged Group’s businesses will be, inherently subject to market fluctuations and general economic conditions. Uncertain or negative trends in international economic and investment climates which have adversely affected their business and profitability could be repeated, or prolonged, or could worsen.

The adverse effects of such trends, including the unprecedented market dislocation across asset classes and geographical markets witnessed in 2008 and in the first half of 2009, have been and would be felt principally through the following:

•	investment impairments or reduced investment returns, as a result of market volatility, could impair the Prudential Group’s and the Enlarged Group’s ability to write significant volumes of new business which would have a negative impact on their assets under management and profit;

•	higher credit defaults and wider credit and liquidity spreads resulting in realised and unrealised credit losses, as experienced during 2008 and 2009, when illiquidity and credit spreads reached all-time highs;

•	the Prudential Group in the normal course of business enters (and the Enlarged Group will enter) into a variety of transactions with counterparties, including derivative transactions. Failure of any of these counterparties to discharge their obligations, or where adequate collateral is not in place, could have an adverse impact on the Prudential Group’s and the Enlarged Group’s results; and

•	estimates of the value of financial instruments are difficult because in certain illiquid or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain value and estimates of value require substantial elements of judgement, assumptions and estimates (which may change over time). Increased illiquidity also adds to uncertainty over the accessibility of financial resources and may reduce capital resources as valuations decline.

Although global markets have begun to stabilise beginning in 2009, interest rates remain low, and many of the challenges of 2008 persist in the credit markets. New challenges may continue to emerge.

A significant part of Prudential’s shareholders’ profit is related to bonuses for policyholders declared on its with-profits products, which are broadly based on historical and current rates of return on equity, real estate and fixed income securities, as well as the Prudential Group’s expectations of future investment returns. During 2008 and for the first half of 2009, the Prudential Group had to operate in the UK against a challenging background of unprecedented volatility in capital and equity markets, interest rates and widespread economic uncertainty. This has led, among other things, to reduced consumer spending, an increase in unemployment, and consequently reduced liquidity, requiring the intervention of the Bank of England via a quantitative easing programme to restore credit liquidity in the market.

For some non-unit-linked investment products, in particular those written in some of the Enlarged Group’s Asian operations, it may not be possible to hold assets which will provide cash flows to match exactly those relating to policyholder liabilities. This is particularly true in those countries where bond markets are not developed and in certain markets where regulated surrender values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. Where interest rates in these markets remain lower than interest rates used to calculate surrender values over a sustained period, this could have an adverse impact on the Enlarged Group’s reported profit.

In the US, fluctuations in prevailing interest rates can affect results from Jackson which has a significant spread-based business, with the majority of its assets invested in fixed income securities. In particular, fixed annuities and stable value products written by Jackson expose the Prudential Group to the risk that changes in interest rates, which are not fully reflected in the interest rates credited to customers, will reduce spread. The spread is the difference between the rate of return Jackson is able to earn on the assets backing the policyholders’ liabilities and the amounts that are credited to policyholders in the form of benefit increases, subject to minimum crediting rates. During 2008, the US financial services industry faced an unprecedented array of challenges: the S&P 500 index fell by 38.5%, government interest rates fell to historic lows, and global markets experienced a significant increase in volatility. In addition, credit markets seized up and global credit spreads widened to historic levels. These factors contributed to substantial increases in Jackson’s unrealised losses. Declines in spread from these products or other spread businesses that Jackson conducts could have a material impact on its businesses or results of operations. Jackson also writes a significant amount of variable annuities that offer capital or income protection guarantees. There could be unforeseen market circumstances where the derivatives that it enters into to hedge its market risks may not fully offset its losses, and any cost of the guarantees that remain unhedged will also affect the Prudential Group’s and the Enlarged Group’s results.

Interest rate fluctuations may materially and adversely affect the Enlarged Group’s profitability

A substantial portion of the Enlarged Group’s investment assets will be in interest-bearing investments. For example, for the AIA Group alone, fixed income securities represented 89% of the carrying value of total policyholder and shareholder investments as of 30 November 2009. During periods of declining interest rates the Enlarged Group’s average investment yield will decline as maturing investments, as well as bonds and loans that are redeemed or repaid in order to take advantage of the lower interest rate environment, are replaced with new investments with lower yields and coupon payments. As a result, the decline in interest rates would reduce the Enlarged Group’s return on investments, which could materially reduce its profitability, regardless of whether such investments are used to support particular insurance policy obligations.

Certain of the Enlarged Group’s insurance obligations will have a longer duration than its investment assets. In addition, some of the Enlarged Group’s premiums will be calculated based on an assumed investment yield. As such, lower interest rates may reduce the Enlarged Group’s average investment yield, while premiums from certain outstanding products remain unchanged thereby reducing profitability. Falling interest rates or a prolonged period of low interest rates may make it difficult for the Enlarged Group to match effectively its assets to its liabilities. If the current low interest rate environment continues, these negative effects on profitability will persist or possibly increase as average investment yield decreases. In addition, if a decrease in the profitability of the Enlarged Group’s products reduces the policyholder surplus relating to participating products, some payments to policyholders, such as non-guaranteed dividends, may decrease or not be paid. In such circumstances, the Enlarged Group may experience an increase in customer dissatisfaction, complaints, potential litigation or surrenders relating to these products.

The process of pricing the Enlarged Group’s products often entails making assumptions about interest rates. If actual interest rates are lower than the interest rates assumed during the product pricing process, this could have an adverse effect on the profitability of the products. For products with guaranteed interest rate benefits, declines in interest rates reduce the interest rate spread, or the difference between the amounts that are required to be paid under these products and the rate of return the Enlarged Group is able to earn on its investments intended to support its obligations under these products. The AIA Group has previously offered guaranteed interest products where the guaranteed rate of interest is in excess of current market interest rates. These products were sold primarily in China, the Philippines, Taiwan and Thailand at the then prevailing high market interest rates. As of 30 November 2009, the AIA Group’s aggregate policy reserves for such products, calculated in accordance with IFRS, amounted to US$3,504 million, or approximately 5.8% of total net reserves for all of its insurance policies.

During periods of rising interest rates, although the increased investment yield increases the returns on the investment portfolio, surrenders and withdrawals of policies may increase as policyholders seek investments with higher perceived returns. This process could lead to a cash outflow from the Enlarged Group’s business. Such outflows could require investment assets to be sold at a time when the prices of those assets are lower because of the increase in market interest rates, which could in turn result in realised investment losses. In addition, unanticipated surrenders and withdrawals could require the Enlarged Group to accelerate the amortisation of deferred policy acquisition costs, which would materially and adversely affect the results of operations. Moreover, a rise in interest rates would have a material adverse effect on shareholders’ equity due to a decrease in the fair value of its fixed income investments.

The Enlarged Group will be subject to the risk of potential sovereign debt credit deterioration owing to the amounts of sovereign debt obligations held in its investment portfolio

The Enlarged Group will be subject to the risk of potential sovereign debt credit deterioration and default. Following the Acquisition, the Enlarged Group will hold significant amounts of local currency and foreign currency-denominated sovereign debt obligations in its investment portfolio. The AIA Group held government bonds, primarily issued by governments in Asia, with carrying value of US$17,970 million as of 30 November 2009. In particular, it held Thai government bonds issued in Thai Baht with a carrying value of US$7,374 million. As of 30 November 2009, the AIA Group’s aggregate investment in government bonds represented approximately 28% of the carrying value of the AIA Group’s total policyholder and shareholder investments. Investment in sovereign debt obligations involves risks not present in debt obligations of corporate issuers. Investing in such instruments creates exposure to the direct or indirect consequences of political, social or economic changes (including changes in governments, heads of states or monarchs) in the countries in which the issuers are located and the creditworthiness of the sovereign. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due in accordance with the terms of such debt, and the Enlarged Group may have limited recourse to compel payment in the event of a default. A sovereign debtor’s willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its cash flow situation, its relations with its central bank, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor’s policy toward local and international lenders, and the political constraints to which the sovereign debtor may be subject. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issues. If a sovereign were to default on its obligations, this could have a material adverse effect on the Enlarged Group’s financial condition and results of operations.

The Prudential Group is, and the Enlarged Group will be, subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses

Due to their geographical diversity, the Prudential Group’s and the Enlarged Group’s businesses are subject to the risk of exchange rate fluctuations (including the risk of the de-pegging of the HK dollar to the US dollar). The Prudential Group’s and Enlarged Group’s operations in the US and Asia, which represent a significant proportion of operating profit and shareholders’ funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in the Prudential Group’s and Enlarged Group’s consolidated financial statements upon translation of results into pounds sterling. The currency exposure relating to the translation of reported earnings is not currently separately managed. The impact of gains or losses on currency translations is recorded as a component of shareholders’ funds within the statement of changes in equity. Consequently, this could impact on the Enlarged Group’s gearing ratios (defined as debt over debt plus shareholders’ funds).

The Prudential Group conducts, and the Enlarged Group will conduct, their businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations and any accounting standards in the markets in which they operate

Changes in government policy (including through changes in governments, heads of state or monarchs), legislation (including tax) or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which the Prudential Group operates (or in which the Enlarged Group will operate), which in some circumstances may be applied retrospectively, may adversely affect the Prudential Group’s (and the Enlarged Group’s) product range, distribution channels, capital requirements and, consequently, reported results and financing requirements. For example, the AIA Group’s businesses in China, Malaysia and Thailand were established prior to the implementation of increased restrictions on foreign ownership, and if any of these were to become subject to more stringent ownership restrictions, this could have an adverse effect on the AIA Group’s business. Also, regulators in jurisdictions in which the Prudential Group operates (or in which the Enlarged Group will operate) may change the level of capital required to be held by individual businesses or could introduce possible changes in the regulatory framework for pension arrangements and policies, the regulation of selling practices and solvency requirements. Furthermore, as a result of the recent interventions by governments in response to global economic conditions, it is widely expected that there will be a substantial increase in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transaction structure, and enhanced supervisory powers.

Current EU directives, including the EU Insurance Groups Directive (“IGD”) require European financial services groups to demonstrate net aggregate surplus capital in excess of solvency requirements at the group level in respect of shareholder-owned entities. The test is a continuous requirement, so that the Prudential Group needs (and the Enlarged Group will need) to maintain a somewhat higher amount of regulatory capital at the group level than otherwise necessary in respect of some of its individual businesses to accommodate, for example, short-term movements in global foreign exchange rates, interest rates, deterioration in credit quality and equity markets. The EU is also developing a new solvency framework for insurance companies, referred to as “Solvency II”. The new approach will be based on the concept of three pillars — minimum capital requirements, supervisory review of firms’ assessment of risk, and enhanced disclosure requirements — and will cover valuations, the treatment of insurance groups, the definition of capital and the overall level of capital requirements. A key aspect of Solvency II is that the assessment of risks and capital requirements will be aligned more closely with economic capital methodologies, and may allow the Prudential Group (and the Enlarged Group) to make use of its internal economic capital models, if approved by the FSA. The Solvency II Directive was formally approved by a meeting of the EU’s Economic and Financial Affairs Council on 10 November 2009. The European Commission has already initiated the process of developing the detailed rules that will complement the high-level Principles of the Directive, referred to as “implementing measures”, which are subject to a consultation process and are not expected to be finalised until late 2011. There is a significant uncertainty regarding the final outcome of this process. As a result there is a risk that the effect of the measures finally adopted could be adverse for the Enlarged Group, including potentially a significant increase in capital required to support its business.

Various jurisdictions in which the Prudential Group operates (and in which the Enlarged Group will operate) have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise where the Prudential Group (and the Enlarged Group), along with other companies, may be required to make such contributions.

The Prudential Group’s accounts are prepared (and the Enlarged Group’s accounts will be prepared) in accordance with current IFRS applicable to the insurance industry. The International Accounting Standards Board (“IASB”) introduced a framework that it described as Phase I, which permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. The IASB has published proposals in its Phase II discussion paper, which would introduce significant changes to the statutory reporting of insurance entities that prepare accounts according to IFRS and has stated its intention to publish an Exposure Draft in 2010. It is uncertain whether and how the proposals in the discussion paper will become definitive IFRS and when such changes might take effect.

Any changes or modification of IFRS accounting policies may require a change in the future results or a restatement of reported results.

European Embedded Value (“EEV”) basis results are published as supplementary information by Prudential using principles issued by the European CFO (Chief Financial Officers) Forum. The EEV basis is a value-based reporting method for Prudential’s long-term business which is used by market analysts and which underpins a significant part of the key performance indicators used by Prudential’s management for both internal and external reporting purposes. In June 2008, in an effort to improve the consistency and transparency of embedded value reporting, the CFO Forum published the Market Consistent Embedded Value (MCEV) Principles. Following a review of the impact of turbulent market conditions on the MCEV Principles, the CFO Forum announced in May 2009 the postponement of the mandatory reporting on MCEV basis until 2011 and subsequently, in October 2009, changes in the principles to allow for the inclusion of a liquidity premium, which is the additional return investors require for investing in less liquid assets and is a key component in the calculation of the profitability of UK annuity business. It also announced that it was performing further work to develop more detailed application guidance to increase consistency going forward. When the work has been completed, Prudential (and the Enlarged Group) will consider its approach to the new Principles. The adoption of the new Principles would give rise to different embedded value results from those prepared under the application of European Embedded Value Principles.

The resolution of several issues affecting the financial services industry could have a negative impact on the Prudential Group’s and the Enlarged Group’s reported results or on their relations with current and potential customers

The Prudential Group is, and the Enlarged Group will be, and both in the future may be, subject to legal and regulatory actions in the ordinary course of their business, both in the UK and internationally. This could be a review of business sold in the past under previously acceptable market practices at the time, such as the requirement in the UK to provide redress to certain past purchasers of pension and mortgage endowment policies, changes to the tax regime affecting products and regulatory reviews on products sold and industry practices, including, in the latter case, businesses it has closed.

Regulators particularly, but not exclusively, in the US and the UK are moving towards a regime based on principles-based regulation which brings an element of uncertainty. These regulators are increasingly interested in the approach that product providers use to select third party distributors and to monitor the appropriateness of sales made by them. In some cases, product providers can be held responsible for the deficiencies of third-party distributors.

In the US, federal and state regulators have focused on, and continue to devote substantial attention to, the mutual fund, fixed index variable annuity and insurance product industries. This includes new regulations in respect of the suitability of broker-dealers’ sales of certain products. As a result of publicity relating to widespread perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms.

In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. There is a risk that new requirements are introduced that are retrospectively applied to sales made prior to their introduction.

Litigation, disputes and regulatory investigations may adversely affect the Prudential Group’s and the Enlarged Group’s profitability and financial condition

The Prudential Group is, and may be in the future, and the Enlarged Group may be, subject to legal actions, disputes and regulatory investigations in the ordinary course of their insurance, investment management and other business operations. These legal actions, disputes and investigations may relate to aspects of the Prudential Group’s or the Enlarged Group’s businesses and operations that are specific to the Prudential Group or the Enlarged Group, or that are common to companies that operate in the Prudential Group’s or the Enlarged Group’s markets. Legal actions and disputes may arise under contracts, regulations (including tax) or from a course of conduct taken by the Prudential Group or the Enlarged Group, and may be class actions. Although the Prudential Group believes that it has adequately provided in all material aspects for the costs of litigation and regulatory matters, no assurance can be provided that such provisions are sufficient. Given the large or indeterminate amounts of damages sometimes sought, and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could, from time to time, have an adverse effect on the Prudential Group’s and the Enlarged Group’s results of operations or cash flows.

The Prudential Group’s businesses are conducted, and the Enlarged Group’s businesses will be conducted, in highly competitive environments with developing demographic trends and continued profitability depends on management’s ability to respond to these pressures and trends

The markets for financial services in the UK, US and Asia are highly competitive, with several factors affecting the Prudential Group’s and Enlarged Group’s ability to sell their products and continued profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance, historical bonus levels, developing demographic trends and customer appetite for certain savings products. In some of its markets, the Prudential Group faces, and the Enlarged Group may face, competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates or claims-paying ratios. Further, heightened competition for talented and skilled employees and agents with local experience, particularly in Asia, may limit the Prudential Group’s and the Enlarged Group’s potential to grow their business as quickly as planned.

In Asia, the Prudential Group’s and Enlarged Group’s principal regional competitors are international financial companies, including Allianz, AXA, ING, and Manulife. In a number of markets, local companies have a very significant market presence.

Within the UK, the Prudential Group’s principal competitors in the life market include many of the major retail financial services companies including, in particular, Aviva, Legal & General, Lloyds Banking Group and Standard Life.

Jackson’s competitors in the US include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies such as AIG, AXA Financial Inc., Hartford Life Inc., Lincoln National, MetLife and TIAA-CREF.

The Prudential Group believes competition will intensify across all regions in response to consumer demand, technological advances, the impact of consolidation, regulatory actions and other factors. The Prudential Group’s and the Enlarged Group’s ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures.

Downgrades in the Prudential Group’s, and following the Acquisition, the Enlarged Group’s, financial strength and credit ratings could significantly impact its competitive position and hurt its relationships with creditors or trading counterparties

The Prudential Group’s financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in most of the Prudential Group’s products, and as a result its competitiveness. Downgrades in the Prudential Group’s, AIA Group’s and/or the Enlarged Group’s ratings, as a result of, for example, decreased profitability, increased costs, increased indebtedness or other concerns, could have an adverse effect on its ability to market products and retain current policyholders. In addition, the interest rates the Prudential Group pays on its borrowings are affected by its debt credit ratings, which are in place to measure the Prudential Group’s ability to meet its contractual obligations.

As at 31 March 2010:

Prudential’s long-term senior debt is rated as A2 (negative outlook) by Moody’s, A+ (negative watch) by Standard & Poor’s and A+ (negative watch) by Fitch;

Prudential’s short-term debt is rated as P-1 by Moody’s, A-1 by Standard & Poor’s and F1+ (negative watch) by Fitch;

The Prudential Assurance Company Limited long-term fund is rated Aa2 (negative outlook) by Moody’s, AA (negative watch) by Standard & Poor’s and AA+ (negative watch) by Fitch;

Jackson’s financial strength is rated AA (negative watch) by Standard & Poor’s and Fitch, A1 (negative outlook) by Moody’s, and A+ (under review- negative) by AM Best; and

American International Assurance Company Limited’s financial strength is rated A+ (developing) by Standard & Poor’s.

In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or the Prudential Group’s financial condition or, following the Acquisition, the Enlarged Group’s financial condition.

The Enlarged Group has not yet been rated. There can be no assurance that the Enlarged Group will be rated the same or higher than the current rating of Prudential, its subsidiaries or AIA Co.

Adverse experience in the operational risks inherent in the Prudential Group’s and the Enlarged Group’s businesses could have a negative impact on their results of operations

Operational risks are present in all of the Prudential Group’s businesses and will be present in all of the Enlarged Group’s businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events. The Prudential Group’s business is, and the Enlarged Group’s business will be, dependent on processing a large number of complex transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. In addition, the Prudential Group outsources and the Enlarged Group will outsource, several operations, including a significant part of its UK back office and customer-facing functions as well as a number of IT functions, resulting in reliance upon the operational processing performance of its outsourcing partners.

Further, because of the long-term nature of much of the Prudential Group’s business, accurate records have to be maintained for significant periods. The Prudential Group’s systems and processes incorporate controls which are designed to manage and mitigate the operational risks associated with its activities. For example, any weakness in the administration systems or actuarial reserving processes could have an impact on its results of operations during the effective period. The Prudential Group has not experienced or identified any operational risks in its systems or processes during 2009, which have subsequently caused, or are expected to cause, a significant negative impact on its results of operations.

In addition, the AIA Group has been gradually implementing certain corporate initiatives to update and improve its financial reporting, actuarial and information systems. Key aspects of these initiatives include the introduction of new automated systems to track and analyse investments and the migration to a uniform actuarial platform. Significant time, investments and management resources will be required for these financial reporting systems to be fully updated and optimised. While the Prudential Group has, and the Enlarged Group will have, the IT, management and other reporting systems required for Prudential and New Prudential each to comply with its obligations as a company with securities admitted to the Official List and as a supervised firm regulated by the FSA, as a result of the AIA Group’s recent corporate initiatives, the Enlarged Group may experience difficulties that could adversely affect the ability of the Enlarged Group to run its business.

Adverse experience against the assumptions used in pricing products and reporting business results could significantly affect the Prudential Group’s and the Enlarged Group’s results of operations

The Prudential Group needs, and the Enlarged Group will need, to make assumptions about a number of factors in determining the pricing of its products and setting reserves and for reporting its capital levels and the results of its long-term business operations. For example, the assumption that the Prudential Group makes about future expected levels of mortality is particularly relevant for its UK annuity business. In exchange for a premium equal to the capital value of their accumulated pension fund, pension annuity policyholders receive a guaranteed payment, usually monthly, for as long as they are alive. The Prudential Group conducts rigorous research into longevity risk, using data from its substantial annuitant portfolio. As part of its pension annuity pricing and reserving policy, the Prudential Group’s UK business assumes that current rates of mortality continuously improve over time at levels based on adjusted data from the Continuous Mortality Investigations (CMI) as published by the Institute and Faculty of Actuaries. If mortality improvement rates significantly exceed the improvement assumed, the Prudential Group’s and Enlarged Group’s results of operations could be adversely affected.

A further example is the assumption that the Prudential Group makes about future expected levels of the rates of early termination of products by its customers (persistency). This is particularly relevant to its lines of business other than its UK annuity business. The Prudential Group’s persistency assumptions reflect recent past experience for each relevant line of business. Any expected deterioration in future persistency is also reflected in the assumption. If actual levels of future persistency are significantly lower than assumed (that is, policy termination rates are significantly higher than assumed), the Prudential Group’s and the Enlarged Group’s results of operations could be adversely affected.

Another example is the impact of epidemics and other effects that cause a large number of deaths. Significant influenza epidemics have occurred three times in the last century, but the likelihood, timing, or the severity of future epidemics can not be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of any epidemics could have a material impact on the Prudential Group’s and Enlarged Group’s loss experience.

In common with other industry participants, the profitability of the Prudential Group’s and the Enlarged Group’s businesses depends on a mix of factors including mortality and morbidity trends, policy surrender rates, investment performance and impairments, unit cost of administration and new business acquisition expense.

The business and prospects of the Enlarged Group may be materially and adversely affected if it is not able to manage the growth of the Enlarged Group’s operations successfully

The life insurance market in the Asia region has experienced significant growth in recent years. Management of the AIA Group’s growth to date has required significant management and operational resources and is likely to continue to do so. Future growth of the Enlarged Group will require, among other things: the continued development of adequate underwriting and claim handling capabilities and skills, sufficient capital base, increased marketing and sales activities and the hiring and training of new personnel.

There is no assurance that the Enlarged Group will be successful in managing future growth. In particular, there may be difficulties in hiring and training sufficient numbers of customer service personnel and agents to keep pace with any future growth in the number of customers in the Asia region. In addition, the Enlarged Group may experience difficulties in upgrading, developing and expanding information technology systems quickly enough to accommodate any future growth. If it is unable to manage future growth successfully, the Enlarged Group’s business and prospects may be materially and adversely affected.

As holding companies, Prudential and AIA are each dependent upon their respective subsidiaries to cover operating expenses and dividend payments and, following the Acquisition, New Prudential will in turn depend on dividend payments from Prudential and AIA

The Prudential Group’s and AIA Group’s insurance and investment management operations are generally conducted through direct and indirect subsidiaries.

As holding companies, Prudential’s and AIA’s principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper. Certain of the subsidiaries of each of Prudential and AIA are restricted by applicable insurance, foreign exchange and tax laws, rules and regulations that can limit the payment of dividends, which in some circumstances could limit the ability to pay dividends to shareholders or to make available funds held in certain subsidiaries to cover operating expenses of other members of the Enlarged Group. In particular, AIA has historically been limited by regulators in Thailand on the extent to which it can distribute surplus capital from AIA Thailand to any other subsidiary or branch of the AIA Group. In addition, AIA Co and AIA-B will be required to maintain certain solvency ratios pursuant to an undertaking given by Prudential to the OCI in connection with the Transactions.

Following the Acquisition, New Prudential will be dependent on dividend payments from Prudential and AIA.

The Prudential Group operates, and the Enlarged Group will operate, in a number of markets through joint ventures and other arrangements with third parties (including in China and India), involving certain risks that the Prudential Group does not, and the Enlarged Group will not, face with respect to its consolidated subsidiaries

The Prudential Group operates, and the Enlarged Group will operate, and in certain markets is required by local regulation to operate, through joint ventures (including in China and India). The Prudential Group’s and Enlarged Group’s ability to exercise management control over their joint venture operations and their investment in them depends on the terms of the joint venture agreements, in particular, the allocation of control among, and continued co-operation between, the joint venture participants. The Prudential Group and the Enlarged Group may also face financial or other exposure in the event that any of their joint venture partners fails to meet their obligations under the joint venture or encounters financial difficulty. In addition, a significant proportion of the Prudential Group’s and the Enlarged Group’s product distribution is and will be carried out through arrangements with third parties not controlled by the Prudential Group and Enlarged Group respectively and is dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements could adversely affect the results of operations of the Prudential Group and the Enlarged Group.

Prudential’s Articles of Association contain an exclusive jurisdiction provision

Under Prudential’s Articles of Association, certain legal proceedings may only be brought in the courts of England and Wales. This applies to legal proceedings by a shareholder (in its capacity as such) against Prudential and/or its directors and/or its professional service providers. It also applies to legal proceedings between Prudential and its directors and/or Prudential and Prudential’s professional service providers that arise in connection with legal proceedings between the shareholder and such professional service provider. This provision could make it difficult for US and other non-UK shareholders to enforce their shareholder rights. It is expected that the articles of association of New Prudential will also include a similar provision.

Events relating to the AIG Group could continue to harm the AIA Group’s business and reputation and could also harm the Prudential Group’s business and reputation

Following the AIG Events, the AIA Group’s customers, agents and employees, regulators and business counterparties expressed concerns about the business and financial condition of the AIG Group and the AIA Group. As a result, the AIA Group experienced a temporary increase in policy surrenders and withdrawals and a reduction in new business, primarily attributable to a perceived reduction in the AIA Group’s financial strength. Following completion of the Acquisition, the AIA Group will continue to have relationships with the AIG Group, including the provision of services. In addition, although the AIA Group has re-branded a number of its products and businesses to more closely associate them with AIA, in part to overcome any perception of instability surrounding the AIG Group, the re-branding efforts may not be successful or events related or relating to the AIG Group may still adversely impact the AIA Group’s reputation. There is also the risk that the Prudential Group’s business may suffer due to the association with the AIA Group (including as a result of AIA Aurora’s (a subsidiary of AIG) holdings in New Prudential to be issued as part of the consideration for the Acquisition) following the Acquisition, which may lead to, for example, higher withdrawals, lower new business sales, a negative impact on relations with creditors, or a negative impact on the Prudential Group’s credit ratings.

Agent, employee and distribution partner misconduct is difficult to detect and deter and could harm the Enlarged Group’s reputation or lead to regulatory sanctions or litigation

Agent, employee or distribution partner misconduct could result in violations of law, regulatory sanctions, litigation or serious reputational or financial harm. Such misconduct could include: binding the Enlarged Group to transactions that exceed authorised limits; hiding unauthorised or unsuccessful activities resulting in unknown and unmanaged risks or losses; improperly using or disclosing confidential information, illegal or improper payments; recommending products, services or transactions that are not suitable for customers; misappropriation of funds; engaging in misrepresentation or fraudulent, deceptive or otherwise improper activities when marketing or selling products to customers; engaging in unauthorised or excessive transactions to the detriment of customers; or otherwise not complying with applicable laws or internal policies and procedures.

The measures that the Enlarged Group takes to detect and deter misconduct by agents, employees and distribution partners may not be effective in all cases and may therefore not always be successful in detecting or deterring such misconduct. There is no assurance that any such misconduct would not have a material adverse effect on the Enlarged Group’s reputation, business, financial condition, results of operation or prospects.

Changes in tax legislation may result in adverse tax consequences

Tax rules, including those relating to the insurance industry, and their interpretation, may change, possibly with retrospective effect, in any of the jurisdictions in which the Enlarged Group operates. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Prudential Group or the Enlarged Group or in taxation legislation or its interpretation could affect the Prudential Group’s and the Enlarged Group’s profitability and ability to provide returns to shareholders or alter the post-tax returns to shareholders.

2.	Risks relating to the Transactions

The Acquisition and the Scheme may each not complete

Completion of the Acquisition is subject to the satisfaction (or waiver) of a number of conditions precedent (including the approval of the holders of Prudential Shares, the approval of the Scheme by the Court and relevant competition and regulatory clearances). Any relevant body may refuse its approval or, in the case of competition or regulatory authorities, may seek to make their approval subject to compliance by Prudential with unanticipated or onerous conditions. In certain jurisdictions, although consent may not be required from the relevant regulator, there may be the risk of that regulator imposing onerous requirements on the Enlarged Group because of the Acquisition. These conditions, if accepted, could have the effect, among other things, of imposing significant additional costs on the Enlarged Group, limiting the Enlarged Group’s revenues, requiring divestitures of certain assets, reducing the anticipated benefits of the Acquisition or imposing other operating restrictions upon the business of the Enlarged Group.

The Rights Issue is not conditional upon completion of the Acquisition. If completion of the Acquisition does not occur, which Prudential believes is unlikely, Prudential’s current intention is that the net proceeds of the Rights Issue will be invested on a short-term basis while Prudential considers how the net proceeds of the Rights Issue (after deduction of Rights Issue and Transaction related expenses and hedging costs) will be returned to Prudential’s shareholders. In considering how any such proceeds might be returned to Prudential’s shareholders, Prudential will take into account, amongst other things, the tax implications for Prudential’s shareholders.

In addition, if completion of the Acquisition does not occur, which Prudential believes is unlikely, a termination fee of £153 million (including any VAT due in respect thereof) is, in certain circumstances, payable by Prudential to AIA Aurora.

The integration of the Prudential Group and AIA Group may be more difficult than anticipated

The integration process following the completion of the Acquisition may prove more difficult than anticipated. In addition, if the focus on this process impacts on the performance of its business, the results and operations of the Enlarged Group are also at risk. The integration may take longer than expected, or difficulties relating to the integration may arise or may cost more than estimated. The integration could fail to achieve the increased revenues, earnings, cost savings and operational benefits that are expected to result from the Acquisition and could even incur substantial costs as a result of, for example, inconsistencies in standards, controls, procedures and policies and business cultures between the Prudential Group and the AIA Group and the diversion of management’s attention from their responsibilities as a result of the need to deal with integration issues. The success of the integration could also be adversely affected by the occurrence of external factors that are outside the control of the Enlarged Group, such as the adoption of aggressive pricing strategies or other competitive initiatives by the Enlarged Group’s competitors at a time when the Prudential Group and AIA Group are focused on implementing the integration. Any difficulties in the integration of internal policies, procedures and controls, for example in relation to risk management, could correspondingly increase the risk exposure and losses may be experienced as a direct or indirect result of failures of the Enlarged Group’s policies and controls.

In addition, the Enlarged Group will rely to a large extent on its ability to attract and retain key personnel, including agents, who have in-depth knowledge and understanding of the life insurance market in the geographical markets in which it operates. Key personnel may depart because of issues relating to the uncertainty or difficulty of integration or a desire not to remain with the Enlarged Group. The loss of the services of these personnel may cause the Enlarged Group’s business to suffer.

The Enlarged Group may fail to realise the anticipated benefits, including estimated synergies, and may fail to achieve its targets, in relation to the Acquisition

Prudential anticipates that it can realise material synergies and growth opportunities from, and achieve certain financial targets following, the combination of the Prudential Group and the AIA Group. To realise the anticipated benefits of this combination, the Enlarged Group will need to, amongst other things, develop strategies and implement a business plan to achieve higher growth through improved sales productivity, higher efficiency, cost savings, complementary distribution channels and broader product offering. The ability of the Enlarged Group to achieve the expected synergies and other benefits of the Acquisition, including in particular the expected revenue and cost synergies and the financial targets described in section 4 of Part VI (Information about the Enlarged Group), is subject to the occurrence or non-occurrence of a number of assumptions, including, but not limited to, those set out in that section, and other factors set out in this Part II (Risk Factors). If, the Enlarged Group’s strategies and business plan following the Acquisition fail to achieve these anticipated benefits, if the value of these anticipated benefits is lower than expected, or if these anticipated benefits take longer or cost more to achieve, the targets and estimated synergies may not be achieved or the profitability of the Enlarged Group going forward could be significantly impacted.

Change of control provisions in the AIA Group’s and Prudential Group’s agreements may be triggered upon the completion of the Acquisition and may lead to adverse consequences

Each of the AIA Group and the Prudential Group may be party to contracts, agreements and instruments that contain change of control provisions that may be triggered upon the completion of the Acquisition. Agreements with change of control provisions typically provide for, or permit the termination of, the agreement upon the occurrence of a change of control of one of the parties. Usually these provisions, if any, may be waived with the consent of the other party, and Prudential will consider whether it will seek these waivers. In the absence of these waivers, the operation of the change of control provisions, if any, could result in the loss of significant contractual rights and benefits, the termination of significant agreements or the payment of a termination fee. In addition, employment agreements or other employee benefit arrangements with members of each of the AIA Group’s and the Prudential Group’s employees may contain change of control provisions providing for additional payments following a change of control.

The Acquisition and the Scheme may negatively impact the Prudential Group’s or the AIA Group’s tax position

The Acquisition and the Scheme in certain jurisdictions are likely to constitute a change of ownership of the AIA Group and the Prudential Group respectively, which may have a negative impact on their respective tax positions. The tax consequences of a change of ownership of a company can include the loss or restriction of certain tax attributes arising before the change of ownership, including, but not limited to, tax losses, tax credits and/or tax basis in assets. The consequences of a change of ownership on the tax position of the Prudential Group or the AIA Group are not expected to be material in the context of the Enlarged Group. In addition, the change of ownership may result in other tax costs not normally associated with the ordinary course of business.

Share prices may fluctuate

The market price of Prudential Shares and Rights Issue Shares (including Nil Paid Rights and Fully Paid Rights) could be subject to significant fluctuations due to changes in sentiment in the market. Such risks depend on the market’s perception of the likelihood of completion of the Rights Issue and of the Acquisition, and/or in response to various facts and events, including variations in the Prudential Group’s operating results and business developments of Prudential Group and/or its competitors. Stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices for securities and which may be unrelated to the Prudential Group’s operating performance or prospects. Furthermore, the Prudential Group’s operating results and prospects from time to time may be below the expectations of market analysts and investors. Any of these events could result in a decline in the market price of Prudential Shares and Rights Issues Shares (including Nil Paid Rights and Fully Paid Rights).

In addition, Prudential has a number of significant shareholders, including, upon completion of the Transactions, AIA Aurora (a subsidiary of AIG), which will hold approximately 10.9% of the issued ordinary share capital of New Prudential (subject to adjustments for, inter alia, further issues of Prudential Shares or New Prudential Shares in the period prior to completion of the Acquisition). A sale or sales of a substantial number of Prudential Shares by any of these significant shareholders, either in the public market or in private transactions, or perception that such a sale or sales may occur, could adversely affect the market price of Prudential Shares.

Shareholders who do not take up their rights in full will experience significant dilution in their ownership

Those holders of Existing Shares who do not participate in the Rights Issue will suffer a significant reduction in their proportionate ownership and voting interest in the Prudential Shares as represented by their holding of Prudential Shares immediately following Admission. Even if a holder of Existing Shares elects to sell his unexercised Nil Paid Rights, or such Nil Paid Rights are sold on his behalf, the consideration he receives may not be sufficient to compensate such a holder fully for the dilution of his percentage ownership of Prudential that may be caused as a result of the Rights Issue.

Following completion of the Transactions, shareholders will also experience dilution in their proportionate ownership and voting interest in New Prudential as compared to their proportionate ownership and voting interest in Prudential because of the issue by New Prudential of ordinary shares to AIA Aurora as part of the consideration for the Acquisition.

The trading market for Nil Paid Rights may not develop

An active trading market in the Nil Paid Rights may not develop on the London Stock Exchange, the Hong Kong Stock Exchange and/or the SGX-ST during the trading period. In addition, because the trading price of the Nil Paid Rights depends on the trading price of the Prudential Shares, the Nil Paid Rights price may be volatile.

The period required for Prudential Shares and New Prudential Shares to be transferred between the UK and Hong Kong markets and between the Hong Kong and Singapore markets may be longer than expected, and shareholders may not be able to settle or effect any sales of their shares during this period

There is no direct trading or settlement between the stock exchanges of London and Hong Kong nor between the stock exchanges of Hong Kong and Singapore. To enable the migration of Prudential Shares and New Prudential Shares between the relevant stock exchanges, shareholders are required to comply with specific procedures and bear necessary costs. However, there is no assurance that the transfer of Prudential Shares or New Prudential Shares will complete in accordance with the expected timelines. There may be unforeseen market circumstances or other factors which delay the transfer, thereby preventing shareholders from settling or effecting the sale of their Prudential Shares or New Prudential Shares.

An active trading market for Prudential Shares on the Hong Kong Stock Exchange may not develop or be sustained, their trading prices may fluctuate significantly and the effectiveness of the liquidity arrangements by Designated Dealers may be limited

Following the completion of the introduction of the Prudential Shares on the Hong Kong Stock Exchange (the “Introduction”), Prudential cannot assure that an active trading market for Prudential Shares on the Hong Kong Stock Exchange will develop or be sustained. In addition, the expected market price for Prudential Shares in Hong Kong following the Introduction may not be indicative of the trading prices of the Prudential Shares on the London Stock Exchange and Prudential ADRs on the New York Stock Exchange. If an active trading market of Prudential Shares in Hong Kong does not develop or is not sustained after the Introduction, the market price and liquidity of the Prudential Shares on the Hong Kong Stock Exchange could be materially and adversely affected.

Throughout the Designated Period, the Designated Dealers intend to carry out certain liquidity activities. Whilst such stock borrowing and trading activities are expected to contribute towards liquidity to meet demand for Prudential Shares to avoid a disorderly market in the Prudential Shares arising from excess demand for Prudential Shares not fulfilled in Hong Kong upon and during the initial period following the Introduction, investors should be aware that such liquidity arrangements are subject to the Designated Dealers’ ability to obtain sufficient numbers of

Prudential Shares for settlement on the Hong Kong market to meet demand. There is no guarantee that such liquidity arrangements will attain and/or maintain liquidity in the Prudential Shares at any particular level on the Hong Kong Stock Exchange, nor is there any assurance that the price of Prudential Shares in Hong Kong will not exhibit significant volatility.

The liquidity arrangements do not create any obligation on the Designated Dealers to undertake any stock borrowing, trades or other transactions in the Prudential Shares. Accordingly, there is no guarantee that during the Designated Period, the price at which the Shares are traded on the Hong Kong Stock Exchange will be substantially the same as or similar to the price at which Prudential Shares are traded on the London Stock Exchange or that any particular volume of Prudential Shares will trade on the Hong Kong Stock Exchange. The liquidity arrangements being implemented in connection with the Introduction are not equivalent to the price stabilisation activities which may be undertaken in connection with an initial public offering. In addition, the Designated Dealers are not acting as market makers and do not undertake to create or make a market in Prudential Shares on the Hong Kong Stock Exchange. In particular, the Designated Dealers do not intend to seek to use buying of Prudential Shares in Hong Kong to meet excess supply in the market.

The liquidity arrangements will also terminate and cease to continue beyond the Designated Period. Accordingly, there may be volatility in the Hong Kong market after the Designated Period and in particular during the period when movements of Prudential Shares between the UK Register and the HK Register are suspended in connection with the Rights Issue when the availability of Prudential Shares in Hong Kong may be limited. Upon expiry of the Designated Period, the Designated Dealers will be obliged to return the Prudential Shares they have borrowed pursuant to the liquidity arrangements. If this is effected by purchasing Prudential Shares in the UK market and transferring such Prudential Shares to the lenders, such activity may create volatility in the UK market which may, in turn, lead to volatility in the Hong Kong market. If this is effected by returning unutilised Prudential Shares borrowed in the UK and moved to Hong Kong back to the UK, such Prudential Shares would no longer be available to contribute to liquidity in the Hong Kong market.

PART IV

IMPORTANT NOTICES

FORWARD-LOOKING STATEMENTS

This prospectus includes ‘forward-looking statements’, with respect to certain of the Prudential Group’s and the Enlarged Group’s plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Forward-looking statements include, without limitation, statements that typically contain words such as ‘will’, ‘may’, ‘should’, ‘continue’, ‘aims’, ‘believes’, ‘expects’, ‘estimates’, ‘intends’, ‘anticipates’, ‘projects’, ‘plans’ or similar expressions. By their nature, forward-looking statements involve material risks and uncertainties because they relate to events and depend on circumstances that all occur in the future. Many of these risks and uncertainties relate to factors that are beyond the Prudential Group’s and/or the Enlarged Group’s abilities to control or estimate precisely, such as future market conditions, fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital standards, solvency standards or accounting standards, and tax and other legislation and regulations in the jurisdictions in which the Prudential Group and the Enlarged Group operate, together with material risks and uncertainties in relation to the Transactions including the possibility that the Transactions may not be consummated, the ability to achieve expected synergies, including in particular the expected revenue and cost synergies, and the financial targets described in section 4 of Part VI (Information about the Enlarged Group), improved productivity and opportunities for growth from the Transactions; and also all the other factors discussed in Part II (Risk Factors). This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, the Prudential Group’s and/or Enlarged Group’s actual future financial condition, performance and results may differ materially from the plans, goals and expectations set forth in the forward-looking statements.

The forward-looking statements contained in this prospectus are made as of the date hereof. Prudential and New Prudential may also make or disclose written and/or oral forward-looking statements in reports filed or furnished to the UKLA, the FSA, the London Stock Exchange, the Hong Kong Stock Exchange, the SFC, the SGX-ST, the MAS or the US Securities and Exchange Commission, as well as in their annual report and accounts to shareholders, proxy statements, offering circulars, registration statements and prospectuses, press releases and other written materials and in oral statements made by directors, officers or employees to third parties, including financial analysts. Neither Prudential, New Prudential, any member of the Prudential Group, nor the Enlarged Group assumes any obligation or has any intention to publicly update or revise these forward-looking statements, whether as a result of future events, new information or otherwise except as required pursuant to the Prospectus Rules, the Listing Rules, the Disclosure and Transparency Rules, the Hong Kong Listing Rules or the SGX-ST listing rules. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed in Part II (Risk Factors) of this prospectus. These risk factors are not exhaustive as the Prudential Group operates, and the Enlarged Group will operate, in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. Investors should carefully read this prospectus in its entirety as it contains important information about the business of the Prudential Group and the Enlarged Group and the risks it faces and management plans and objectives.

PRESENTATION OF AIA GROUP FINANCIAL INFORMATION

IFRS basis financial information

The AIA Group was formed following the combination of the branches and subsidiaries of AIA Co, its chief operating subsidiary, with certain of the Asia Pacific life insurance operations of the AIG Group. The AIA Group reorganisation and business combinations arising from transfers of interests in entities that are under the common control of AIG throughout all periods presented in the historical financial information at Part XV of this prospectus have been accounted for as if they had occurred at the beginning of the earliest period presented. Accordingly, the AIA Group historical financial information included in Part XV of this prospectus presents the results of operations of the AIA Group as if it had been in existence throughout the period from 1 December 2006 to 30 November 2009.

Part XV of this prospectus contains the historical financial information as of and for the years ended 30 November 2007, 2008 and 2009, which has been prepared in accordance with IFRS, as adopted by the European Union. This consolidated financial information has been reported on by PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, as stated in their report appearing in Part XV of this prospectus. The financial information relating to the AIA Group comprises the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of financial position, and the consolidated statement of cash flows of the AIA Group, and disclosure notes. The AIA Group’s consolidated financial information is presented in US dollars, the AIA Group’s presentation currency. Accordingly, the results and financial position of the AIA Group’s subsidiaries must be translated into the presentation currency of the AIA Group from their functional currencies, i.e. the currency of the primary economic environment in which the entity operates.

Operating profit

Note 7 to the historical financial information for the AIA Group contained in Part XV of this prospectus provides segment results for the AIA Group by reference to a performance measure of “operating profit”. This measure is part of the total profit before tax attributable to policyholder returns and shareholders. Note 5 to the AIA Group historical financial information provides a reconciliation of the operating profit to profit before tax. The “operating profit” measure is the basis on which management regularly reviews the performance of the AIA Group segments as defined by IFRS 8.

The AIA Group defines operating profit before and after tax respectively as profit excluding the following non-operating items:

•	investment experience (which consists of realised gains and losses, foreign exchange gains and losses, impairments and unrealised gains and losses on investments held at fair value through profit or loss);

•	investment income related to investment-linked contracts (consisting of dividends, interest income and rent income);

•	investment management expenses related to investment-linked contracts;

•	corresponding changes in insurance and investment contract liabilities in respect of investment-linked contracts and participating funds and changes in third party interests in consolidated investment funds resulting from the above; and

•	other significant items that management considers to be non-operating income and expenses

For this and additional information that is important to understanding the AIA Group’s financial condition and results of operation, see Part XIII (Operating and Financial Review of the AIA Group) of this prospectus.

EEV basis supplementary information

This prospectus also contains EEV basis supplementary information for the AIA Group as at 30 November 2009 as prepared by Prudential. The information also sets out the contribution to the EEV of new covered business written in the twelve months prior. Prudential has prepared these EEV results with the intention of complying with the EEV Principles and Guidance, with the exception of certain disclosure requirements. This information is set forth in Part XV (Historical Financial Information for AIA) of this prospectus.

COMPARABILITY OF IFRS BASIS FINANCIAL INFORMATION AND EEV BASIS SUPPLEMENTARY INFORMATION FOR PRUDENTIAL GROUP AND AIA GROUP

IFRS basis financial information

The IFRS basis information included in the Prudential Annual Report for 2009 and Part XV of this prospectus for Prudential and AIA respectively has been prepared applying consistent IFRS accounting policies. Whilst consistent IFRS accounting policies have been applied the practical application of certain of these policies varies between the companies. These differences of application are particularly of note in the following two areas:

a)	The application of previous GAAP under the IASB standard IFRS 4 (“Insurance Contracts”) for the measurement of assets and liabilities of insurance contracts and the presentation of deposits and withdrawals for insurance contracts with investment features. Under IFRS 4 insurers are permitted to apply different measurement bases pending development by the IASB of a comprehensive phase II standard. In addition to differences of measurement, under IFRS 4 Prudential accounts for all premium and benefit flows within the income statement. AIA accounts for the investment components directly as movements in the balance sheet.

b)	The application of segment basis reporting of a supplementary reporting measure for operating profits. The operating profit measures for Prudential and AIA are different, in particular in terms of the measurement of profits for with-profits funds and the differing approaches to allocation of investment return between operating and non-operating profit. Prudential’s approach to with-profit accounting is to recognise profits on a distribution basis rather than, as for AIA, as a share of the earnings of the funds. The Prudential basis of operating profit includes longer-term capital returns for assets backing non-participating business whereas AIA’s operating profit does not. The unaudited pro forma financial information set out in Part XVI of this prospectus includes footnote disclosure of the 2009 profit before shareholder tax for the Enlarged Group by the supplementary analysis applied by Prudential. This analysis includes its measure of “operating profit based on longer-term investment returns” and the disclosure is accompanied by an explanation of the adjustments made to the 2009 AIA basis operating profit to derive the Prudential basis “Operating profit based on longer-term investment returns” for AIA.

EEV basis supplementary information

The EEV methodology adopted by Prudential is in accordance with the EEV principles and guidance issued in May 2004 by the European Insurers’ CFO forum and expanded by the additional guidance on EEV disclosures issued in October 2005. The EEV methodology used for AIA Group, as shown in the unaudited pro forma financial information set out in Part XVI of this prospectus is also in accordance with the same EEV principles and guidance except for certain disclosure points referred to in the Consulting Actuaries’ Report set out in Part XV of this document.

As such, the EEV methodologies used for both companies are in accordance with the EEV principles; however the principles do allow for different approaches to be taken by companies. There are two principal differences between the EEV methodology adopted by Prudential and that used for AIA Group. The first is in relation to the way that risk is allowed for in the embedded value calculations and the second is in relation to the way that long term economic assumptions are set. Both approaches are acceptable under the EEV principles. It is important to note that each of these differences should not be considered in isolation, but together with the other differences as part of the entire EEV basis, i.e. the risk discount rates should be considered in conjunction with the long term economic assumptions rather than separately and vice versa.

In setting risk discount rates Prudential Group has based these on risk free rates plus a risk margin. The risk margin reflects an allowance for non diversifiable risk associated with the emergence of distributable earnings not allowed for elsewhere in the valuation. Prudential Group has selected a granular approach that reflects differences in market risks inherent in product groups. The risk discount rate so derived does not reflect a market beta but instead reflects the expected volatility associated with cash flows in the embedded value model. Since financial options and guarantees are explicitly valued using stochastic techniques, discount rates under EEV are set excluding the effect of these product features. The approach to setting risk discount rates for AIA Group is a top down approach using weighted industry specific equity capital costs. The cost of equity capital is derived using estimated long term risk free rates, an equity risk premium and industry specific beta for each country where business is sold. No explicit valuation of options and guarantees is set out and as such the discount rates set for AIA Group include an allowance for financial options and guarantees. Both approaches are acceptable under the EEV principles.

For Prudential Group at 31 December 2009 — in-force business

	China	Hong Kong[1]	India	Indonesia	Japan	Korea

Risk discount rate	11.75%	5.7%	14.25%	13.8%	5.1%	8.4%

	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam

Risk discount rate	9.5%	15.75%	6.8%	7.5%	13.0%	16.75%

1	The assumption shown for Hong Kong is for US dollar denominated business which comprises the largest proportion of the in-force Hong Kong business

For AIA Group at 30 November 2009 — in-force business

					Indonesia
				Indonesia (USD	(Rupiah
	Australia	China	Hong Kong	denominated)	denominated)	Korea	Malaysia

Risk discount rate	9.00%	10.00%	8.00%	12.50%	17.00%	10.00%	9.00%

	New Zealand	Philippines	Singapore & Brunei	Taiwan	Thailand	Vietnam

Risk discount rate	9.00%	14.00%	7.50%	8.00%	10.00%	16.00%

In setting economic assumptions an active basis is used for Prudential Group’s Asian operations in Japan, Korea and for the US dollar denominated business written in Hong Kong. For Asian operations where the long-term fixed interest markets are less established, economic assumptions are based on an assessment of longer term economic conditions. For AIA Group long term economic assumptions are based on an active basis but where current returns differ markedly from long term returns the returns are assumed to grade to the long term returns linearly over the estimated mean term of the existing fixed income assets. Both approaches are acceptable under the EEV principles.

For Prudential Group at 31 December 2009

	China	Hong Kong[1]	India	Indonesia	Japan	Korea

Government bond yield	8.25%	3.9%	9.25%	10.25%	1.9%	5.5%

	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam

Government bond yield	6.5%	9.25%	4.25%	5.5%	6.75%	10.25%

1	The assumption shown for Hong Kong is for US dollar denominated business which comprises the largest proportion of the in-force Hong Kong business

For AIA Group at 30 November 2009

				Indonesia	Indonesia
				(USD	(Rupiah
	Australia	China	Hong Kong	denominated)	denominated)	Korea	Malaysia

10 year Government bond yield	5.75%	3.74%	3.83%	6.92%	11.00%	5.16%	4.46%

	New Zealand	Philippines	Singapore & Brunei	Taiwan	Thailand	Vietnam

10 year Government bond yield	6.30%	7.47%	2.93%	1.73%	4.16%	9.25%

Note that for AIA Group, the assessed long term returns are shown in the table where these differ markedly to current returns.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

Also included in this prospectus is unaudited pro forma financial information. The unaudited pro forma net asset statement has been prepared to illustrate the effect on the net assets of the Prudential Group as if the proposed Transactions had taken place on 31 December 2009. The unaudited pro forma income statement has been prepared to illustrate the effect on the Prudential Group as if the proposed Transactions had taken place on 1 January 2009. The statement of unaudited pro forma net worth and value-in-force on a European Embedded Value Basis has been prepared to illustrate the effect on the Prudential Group as if the proposed Transactions had taken place on 31 December 2009. The unaudited pro forma financial information has been prepared for illustrative purposes only and because of its nature addresses a hypothetical situation and, therefore, does not represent the Enlarged Group’s actual financial results or financial position following the proposed Transactions.

As a result of the above, the unaudited pro forma financial information presented in this prospectus should not be relied on as indicative of future results of operations for the Enlarged Group and investors are cautioned against placing undue reliance on the unaudited pro forma financial information.

ACCOUNTING STANDARDS

Certain of the financial information included in this prospectus has been prepared in accordance with IFRS and may not be comparable to the financial statements of US companies. US generally accepted accounting principles differ in certain significant respects from IFRS. The financial information in respect of FY 2007, FY 2008 and FY 2009 have not been reported on in accordance with auditing standards generally accepted in the United States or the auditing standards of the Public Company Accounting Oversight Board (United States).

ROUNDING AND CURRENCY

For convenience, certain financial data in this prospectus has been subject to rounding and, as a result, the totals of the data presented herein and therein may vary slightly from the actual arithmetic totals of such data. In this prospectus, references to “$”, “US$”, “US dollars”, “¢” or “cents” are to United States dollars and cents, the lawful currency of the United States, references to “£”, “pounds sterling”, “pounds”, “sterling”, “p” or “pence” are to pounds sterling and pence, the lawful currency of the United Kingdom, references to “HK$ “HK dollars” and “Hong Kong dollars” are to Hong Kong dollars, the lawful currency of Hong Kong, references to “SGD” or “S$” are to Singapore dollars, the lawful currency of Singapore, and references to “€”, “EUR”, “Euro” and “euro” are to the single currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty establishing the European Communities, as amended by the Treaty on European Union.

In this prospectus, certain amounts denominated in HK dollars or US dollars have been translated into pounds sterling at the exchange rate stated. Such conversions shall not be construed as representations that amounts in pounds sterling were or could have been or could be converted into HK dollars or US dollars at such rates or any other exchange rates on such date or any other date. Prudential publishes its consolidated financial statements in pounds sterling. The following tables show the period-end, average, high and low noon buying rates in New York City for cable transfers in foreign currencies as certified by the Federal Reserve Bank of New York (the “Noon Buying Rate”) for the US dollar, expressed in US dollars per one pound, and the Hong Kong dollar, expressed in Hong Kong dollars per one pound, for the periods and dates indicated.

	US dollar/pound
Month	Period end	Average	High	Low

November 2009	1.64	1.66	1.68	1.64
December 2009	1.62	1.62	1.66	1.59
January 2010	1.60	1.62	1.64	1.59
February 2010	1.52	1.56	1.60	1.52
March 2010	1.52	1.51	1.53	1.49
April 2010	1.53	1.53	1.55	1.52
May 2010 (through to 14 May 2010)	1.46	1.49	1.52	1.46

	HK dollar/pound
Month	Period end	Average	High	Low

November 2009	12.72	12.86	13.02	12.70
December 2009	12.53	12.58	12.90	12.32
January 2010	12.43	12.55	12.71	12.34
February 2010	11.83	12.13	12.40	11.80
March 2010	11.79	11.69	11.87	11.55
April 2010	11.88	11.90	12.02	11.78
May 2010 (through to 14 May 2010)	11.33	11.59	11.83	11.33

	US dollar/pound
Year	Period end	Average rate	High	Low

2005	1.72	1.82	1.93	1.71
2006	1.96	1.84	1.98	1.73
2007	1.98	2.00	2.11	1.92
2008	1.46	1.85	2.03	1.44
2009	1.62	1.57	1.70	1.37

	HK dollar/pound
Year	Period end	Average rate	High	Low

2005	13.33	14.16	15.05	13.29
2006	15.23	14.32	15.39	13.39
2007	15.47	15.62	16.39	15.03
2008	11.33	14.44	15.81	11.16
2009	12.54	12.14	13.16	10.59

On 14 May 2010, the noon buying rate was £1.00 = HK$11.33 and £1.00 = US$1.46.

Certain amounts and percentage figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

PART V

INFORMATION ABOUT THE TRANSACTIONS

1.	Background and reasons for the Transactions

Prudential believes that the Transactions are a compelling and rare opportunity with strong strategic, operational and financial rationale that will contribute significantly to the achievement of Prudential’s strategic objective to focus on its Asian growth. The Transactions are expected to create a leading Asian life insurer and to yield significant value for Prudential shareholders, its other stakeholders and AIG.

The Transactions will provide the Enlarged Group with a greater presence in Asia and in particular, high growth South East Asian economies. Life insurance premiums in the Asia Pacific region grew at a compound annual growth rate of 17.5% from 2003 to 2008, primarily driven by strong regional economic growth, favourable demographic changes, social welfare reforms, healthcare demand and insurance market reforms.

The Transactions provide the Enlarged Group with the opportunity to:

•	create a leading life insurer with Asia at its core and strong operations in the US and the UK;

•	establish the leading position in the high growth South East Asian markets of Hong Kong, Singapore, Malaysia, Thailand, Indonesia, the Philippines and Vietnam, and the leading foreign life insurance business in China and India;(3)

•	allow Prudential shareholders to benefit from a compelling Acquisition valuation to yield attractive returns for its shareholders;

•	deliver sustainable revenue and earnings growth;

•	achieve significant cost and revenue synergies;

•	benefit from improved productivity across distribution channels, enhanced customer insights and broader product offering; and

•	create a platform for further opportunities for growth in Asia.

The key growth opportunities include:

•	Products: Significant opportunities to narrow the margin gap between AIA and Prudential by managing the AIA product mix in line with Prudential’s;

•	Agency distribution: Improvements in AIA sales force productivity based upon Prudential’s agency management capabilities;

•	Bancassurance: Increase effectiveness of AIA’s current relationships by leveraging Prudential’s capabilities in Asia, with banks such as Standard Chartered Bank (“SCB”), ICICI Bank Limited (“ICICI”) and United Overseas Bank Limited (“UOB”) and

•	Customers: Increasing utilisation of customer management and data mining tools applied to the Enlarged Group’s customers.

The combination of the Prudential Group and the AIA Group is expected to generate significant synergy benefits. Prudential is seeking to achieve US$800 million pre-tax (US$650 million post tax) of annualised run-rate revenue synergies (on a value of new business basis) and US$370 million of annualised run-rate pre-tax cost synergies during 2013. These savings are expected to arise from actions planned to be taken by Prudential including: increasing AIA agent productivity, managing AIA’s product mix, growing the bancassurance business by replicating Prudential’s bancassurance skills to AIA’s bancassurance partnerships, increasing utilisation of customer management and data mining tools; and increasing efficiency and reducing costs across regional offices and local business units.

(3) As set out in Part VI of this prospectus, (a) Prudential is ranked as the leading life insurer in Singapore, Malaysia, Indonesia and Vietnam, (b) AIA is ranked as the leading life insurer in the Philippines and Thailand, (c) ICICI Prudential is ranked as the leading private life insurer in India and (d) AIA is ranked as the leading foreign life insurer in China. According to the OCI, the combined market share of Prudential and AIA is greater than the market share of any other company in the Hong Kong life insurance market.

2.	Acquisition Agreement

Under the Acquisition Agreement, AIA Aurora (a subsidiary of AIG) has agreed to sell, and New Prudential has agreed to purchase, the entire issued share capital of AIA for consideration with a notional value of US$35.5 billion, comprising:

(i)	US$25.0 billion in cash payable at completion of the Acquisition, subject to reduction in an amount equal to the aggregate nominal value of any subordinated notes for which AIA Aurora subscribes under the Subordinated Note Commitment Letter;

(ii)	a number of New Prudential Shares having a notional value of £3.613 billion (approximately US$5.5 billion) to be allotted and issued to AIA Aurora at completion of the Acquisition;

(iii)	US$3.0 billion in aggregate principal amount of mandatory convertible notes due 2013 (convertible into New Prudential Shares) to be allotted and issued by New Prudential to AIA Aurora at completion of the Acquisition (the “MCNs”);

(iv)	US$2.0 billion in aggregate principal amount of perpetual tier one notes to be issued by Prudential (the “Tier 1 Notes”); and

(v)	any subordinated notes for which AIA Aurora subscribes under the Subordinated Note Commitment Letter.

The number of New Prudential Shares to be issued to AIA Aurora is expected to represent approximately 10.9% of the issued ordinary share capital of New Prudential immediately following completion of the Acquisition (subject to adjustments for, inter alia, further issues of New Prudential Shares in the period prior to completion of the Acquisition).

The material conditions to completion of the Acquisition Agreement are:

•	the passing of the requisite resolutions by Prudential shareholders at the General Meeting;

•	obtaining the requisite regulatory and antitrust approvals;

•	there having been no material adverse change in AIA between the date of the Acquisition Agreement and commencement of the Rights Issue;

•	there having been no breach of warranty by AIA Aurora giving rise to a material adverse change;

•	there having been no breach by AIG of the covenants relating to the conduct of the business of the AIA Group which is material in the context of the AIA Group taken as a whole;

•	there having been no breach of the warranty by New Prudential giving rise to a material adverse effect on the ability of it or Prudential to complete the Acquisition;

•	the Scheme being approved by Prudential shareholders, sanctioned by the court and becoming effective; and

•	admission of the Rights Issue Shares, the New Prudential Shares, the MCNs and the Tier 1 Notes to listing on the Official List and to trading on the London Stock Exchange.

The parties to the Acquisition Agreement have agreed to use their best endeavours to co-operate to satisfy the conditions (which may include Prudential agreeing to divest AIA Group or Prudential Group assets or businesses) and, in particular, Prudential has agreed that the Board will recommend that shareholders vote in favour of the requisite resolutions at the General Meeting (the “Board Recommendation”), subject always to the Directors’ fiduciary duties.

In the event that completion of the Acquisition has not occurred and the Acquisition Agreement has not been terminated by 31 August 2010, New Prudential has agreed to pay to AIA Aurora an additional amount of consideration equal to 5/1200ths of the cash consideration outstanding per month from 1 September 2010 to the completion date.

The material termination provisions under the Acquisition Agreement allow termination:

•	by AIG or AIA Aurora in the event that the Directors adversely withdraw, modify or qualify the Board Recommendation;

•	by any party in the event that Prudential shareholders have not passed the requisite resolutions by 1 August 2010;

•	by any party in the event that completion does not occur by 1 March 2011 (the “Long Stop Date”), subject to options for either party to extend in limited circumstances;

•	by New Prudential in the event of a breach of warranty by AIA Aurora giving rise to a material adverse change, subject to cure;

•	by New Prudential in the event of a material adverse change in AIA between the date of the Acquisition Agreement and commencement of the Rights Issue;

•	by New Prudential in the event of a breach of covenant relating to the conduct of the business of the AIA Group prior to completion which is material in the context of the AIA Group taken as a whole, subject to cure; and

•	by AIA Aurora or AIG in the event of a breach of warranty by New Prudential giving rise to a material adverse effect on the ability of it or Prudential to complete the Transactions subject to cure.

Prudential has agreed to pay to AIA Aurora a termination fee of £153 million (inclusive of any VAT due in respect thereof) if the Acquisition Agreement is terminated as a result of: (i) the requisite regulatory or antitrust approvals not having been obtained by the Long Stop Date; (ii) the Rights Issue not having been completed by the Long Stop Date; (iii) Prudential shareholders not having passed the requisite resolutions by 1 August 2010; (iv) the Board Recommendation having been adversely withdrawn, modified or qualified; or (v) if the Acquisition Agreement is terminated on or after the Long Stop Date and at the time of termination AIA Aurora would have had the right to terminate as described in (iii) and (iv) above (in each case, other than as a result of breach of warranty or covenant which was sufficiently serious to permit New Prudential to terminate the agreement).

The Acquisition Agreement also contains an undertaking by AIG to use best endeavours to ensure that the business of the AIA Group is run in the ordinary course up to completion and that specified actions are not taken without the consent of New Prudential.

New Prudential’s liability to AIG and AIA Aurora for breach of warranty terminates at completion of the Acquisition, with the exception of warranties relating to capacity, title and the New Prudential Shares and other securities to be issued on completion. AIG and AIA Aurora’s liability to New Prudential for breach of warranty terminates at completion, with the exception of the warranties relating to capacity and title and certain other matters related to the adequacy of the draft prospectus of AIA prepared in contemplation of the initial public offering of the AIA Group. AIA Aurora’s liability under the prospectus warranty is capped at US$7.5 billion and subject to a limitation period of 12 months.

AIA Aurora is subject to a lock-up:

•	in respect of New Prudential Shares, 50% is eligible for sale after 12 months under orderly market conditions, which involves the sale taking place in consultation with New Prudential, and the other 50% eligible for sale after 24 months; and

•	in respect of the MCNs, for a period of 24 months from the date of completion of the Acquisition;

in each case subject to customary exceptions. These exceptions include the ability for AIA Aurora to pledge New Prudential Shares or MCNs to a financing counterparty providing the financing counterparty accepts a lock-up obligation on the same terms as described above, subject to exceptions for unrelated ordinary course market activities and in circumstances where the financing counterparty is entitled to enforce its security (in which case any sale of the pledged New Prudential Shares or MCNs by the financing counterparty will be undertaken in consultation with New Prudential’s nominated brokers).

Prudential and New Prudential are prohibited, from the date of the Acquisition Agreement until the date on which Prudential shareholders pass the requisite resolutions, from:

•	entering into discussions regarding any transaction which would require the approval of Prudential shareholders if to do so would result in the Board Recommendation being adversely withdrawn, modified or qualified or assisting any person with, or providing information to any person for the purposes aforementioned; and

•	soliciting, encouraging or assisting any person to acquire securities in Prudential such that an offer would have to be made for Prudential or New Prudential according to the City Code on Takeovers and Mergers, or assisting any person with, or providing information to any person for the purposes of, the aforementioned.

The Acquisition Agreement contains a prohibition on AIA Aurora soliciting the senior employees of the AIA Group for a period of 18 months from completion of the Transactions, other than by way of general advertisement.

New Prudential’s obligations under the Acquisition Agreement are guaranteed by Prudential.

3.	Consideration for the Acquisition

The Acquisition is to be financed through US$25.0 billion in cash (subject to reduction in an amount equal to the aggregate nominal value of any subordinated notes for which AIA Aurora subscribes under the Subordinated Note Commitment Letter) and through US$10.5 billion in New Prudential Shares and other securities, which will be increased by an amount equal to the aggregate nominal amount of any subordinated notes for which AIA Aurora subscribes under the Subordinated Note Commitment Letter. The cash component of the consideration will be financed through:

•	Underwritten Rights Issue — a syndicate of banks acting as Joint Global Co-ordinators and Joint Bookrunners have undertaken to Prudential to underwrite the Rights Issue to raise an amount in sterling which is equivalent to US$20.0 billion (net of costs, fees and expenses).

•	Underwritten debt commitment — Prudential intends to raise an amount equivalent to approximately US$5.3 billion (net of costs, fees and expenses which are expected to be up to US$200 million) (US$5.5 billion gross) by way of one or more offerings of subordinated debt securities to institutional investors (the “Bond Offerings”). In connection with the Bond Offerings, Prudential has entered into an agreement pursuant to which the Joint Lead Arrangers will provide a committed US$5.4 billion hybrid capital facility, (the “Hybrid Capital Facility”), and will, at the request of Prudential, subscribe for Lower Tier 2 capital notes and/or Upper Tier 2 capital notes and/or provide Lower Tier 2 capital loans and/or Upper Tier 2 capital loans in aggregate principal value of up to US $5.4 billion to be issued by or advanced to Prudential. The Joint Lead Arrangers will subscribe for the Lower Tier 2 capital notes and Upper Tier 2 capital notes and/or provide Lower Tier 2 capital loans and/or Upper Tier 2 capital loans in the event that Prudential does not issue Lower Tier 2 capital and Upper Tier 2 capital notes in aggregate principal value of up to US $5.4 billion pursuant to the Bond Offerings. Prudential intends to raise the balance of US$100 million through its ordinary course capital markets debt issuance programmes. Prudential, AIG and AIA Aurora have also entered into an agreement (the “Subordinated Note Commitment Letter”) under which, to the extent that the Joint Lead Arrangers are unable to procure subscriptions in full for the Bond Offerings for an aggregate amount equal to US$5.4 billion by the date on which the last of certain conditions in the Acquisition Agreement have been satisfied or waived, AIA Aurora has agreed to subscribe for subordinated debt securities on completion of the Acquisition in an aggregate amount equal to the lesser of: (i) US$1.875 billion; and (ii) the amount required to make the aggregate amount of subordinated debt securities subscribed for under the Bond Offerings and pursuant to the Subordinated Note Commitment Letter equal to US$5.4 billion. The effectiveness of the Subordinated Note Commitment Letter is conditional on the consent of the Joint Lead Arrangers being obtained; at the date of this prospectus such consent has not been obtained. Although Prudential intends to proceed with the Bond Offerings, and the Joint Lead Arrangers have committed to provide the same amount pursuant to the Hybrid Capital Facility, as described above, a syndicate of banks remains committed to Prudential to provide the debt commitment in the form of a senior unsubordinated US$5.4 billion bridge facility. Prudential will not make any drawings under the bridge facility unless circumstances change such that it can do so and remain in compliance with its regulatory capital requirement, which is considered to be unlikely. The net proceeds of any notes issued pursuant to the Bond Offerings or any drawdown under the Hybrid Capital Facility or subscription under the Subordinated Note Commitment Letter will reduce the amount available for drawing under the US$5.4 billion bridge facility commensurately.

AIA Aurora will receive up to US$5 billion in cash consideration from the Bond Offerings at completion of the Acquisition. To the extent Prudential raises a net amount in excess of US$5 billion from the Bond Offerings and/or the Hybrid Capital Facility and/or subscription under the Subordinated Note Commitment Letter, such excess will be applied by Prudential to meet, inter alia, costs, fees and expenses and other group liabilities.

If the Prudential Shares were listed on the Hong Kong Stock Exchange, the applicable percentage ratios for the Acquisition would have exceeded 100% and the Acquisition would have constituted a very substantial acquisition.

The consideration represents a multiple of 1.62x AIA’s Embedded Value as at 30 November 2009 and 22.2x AIA’s 30 November 2009 new business profit. However, Prudential believes the new business profit of the AIA Group in 2009 was significantly impaired due to the AIG Events, and the global economic crisis and not reflective of the potential of the business. Prudential is seeking to achieve US$370 million of annualised cost savings during 2013. In addition, the combination provides an opportunity to achieve revenue synergies through enhanced agency productivity, increasing effectiveness of bancassurance relationships, and increasing utilisation of customer management and data mining tools.

Prudential has entered into foreign exchange hedging arrangements in respect of its requirement to convert the pounds sterling proceeds of the Rights Issue into US dollars, which is the currency in which New Prudential must pay the cash element of the consideration. Prudential has budgeted £500 million for hedging costs. The actual impact of these hedging arrangements on the acquisition price and income statement will depend on the evolution of the sterling/dollar exchange rate through to completion of the Acquisition.

The US$10.5 billion in New Prudential Shares and other securities will include:

•	Equity consideration — AIA Aurora will receive equity consideration having a notional value of £3.613 billion (expected to represent, subject to adjustments for, inter alia, further issues of Prudential Shares or New

Prudential Shares in the period prior to completion of the Acquisition, approximately 10.9% of the issued ordinary share capital of New Prudential immediately following completion of the Acquisition, and being 2,023,836,505 shares if calculated as at 14 May 2010, being the latest practicable date prior to publication of this prospectus). The equity consideration will be subject to a lock-up, with 50% eligible for sale after 12 months under orderly market conditions, which involves the sale taking place in consultation with New Prudential, and the other 50% eligible for sale after 24 months.

•	MCNs — AIA Aurora will receive US$3 billion in aggregate principal amount of MCNs to be issued by New Prudential to AIA Aurora on the date of completion of the Acquisition. The MCNs will automatically convert into New Prudential Shares on the third anniversary of the date of completion of the Acquisition (the “Mandatory Conversion Date”). The MCNs may also be converted into New Prudential Shares prior to the Mandatory Conversion Date at the option of the holders or at the option of New Prudential. The number of New Prudential Shares that each MCN converts into on conversion will be determined by the volume weighted average share price of the New Prudential Shares (converted into US dollars at the spot rate published by Bloomberg at 11:00 a.m. on the relevant trading day) on each of the 20 consecutive trading days ending on the third trading day prior to conversion as against a reference share price calculated on the basis of the share price of Prudential’s ordinary shares as at close of trading on 26 February 2010. The MCNs pay a semi-annual fixed coupon of 3.75% per annum and entitle holders to participate in any dividend declared or distribution made to shareholders by New Prudential above pre-determined levels. The MCNs have no fixed maturity date and will be eligible to count towards the New Prudential Group’s tier one capital resources. The MCNs will be subject to a lock-up limiting the sale of them by AIA Aurora for 24 months from the date of completion of the Acquisition.

•	Tier 1 Notes — AIA Aurora will receive US$2 billion in aggregate principal amount of Tier 1 Notes to be issued by Prudential. The Tier 1 Notes will pay a quarterly fixed coupon of 6.25% per annum until the date falling exactly ten years and one day after the date of completion of the Acquisition (the “First Call Date”). From and including the First Call Date, the Tier 1 Notes will pay a floating rate coupon equal to 3-month LIBOR plus 3.566%. The Tier 1 Notes will be perpetual and redeemable prior to the First Call Date only in very limited circumstances. Prudential may elect to defer payments of interest and any deferred interest may only be paid through an alternative coupon satisfaction mechanism. The Tier 1 Notes will be eligible to count towards the Enlarged Group’s tier one capital resources.

MCNs

The MCNs will be issued by New Prudential in the form of registered securities having a denomination of US$100,000 each. The MCNs automatically convert into New Prudential Shares on the Mandatory Conversion Date, unless previously purchased, cancelled or converted into New Prudential Shares. The MCNs are not redeemable at any time.

New Prudential will apply for the MCNs to be admitted to the Official List and to trading on the regulated market of the London Stock Exchange. New Prudential will apply for the New Prudential Shares, on the date of completion of the Acquisition, to be admitted to the Official List and to trading on the regulated market of the London Stock Exchange.

Mandatory Conversion

The MCNs will automatically convert into the New Prudential Shares on the Mandatory Conversion Date. The number of New Prudential Shares per MCN deliverable on conversion will be equal to the arithmetic average of the 20 conversion ratios determined on the basis of the volume weighted average share price of the New Prudential Shares on the London Stock Exchange (converted into US dollars at the spot rate published by Bloomberg at 11.00 a.m. on the relevant trading day) (each a “Share Price”) on each of the 20 consecutive trading days ending on the third trading day prior to the Mandatory Conversion Date (such arithmetic average, the “Mandatory Conversion Ratio”). For the purposes of calculating the Mandatory Conversion Ratio, the conversion ratio for a given trading day will be determined as follows:

•	if the Share Price is less than or equal to the Minimum Conversion Price (as defined below), the conversion ratio will be equal to the Maximum Conversion Ratio as at completion of the Acquisition, of the number of New Prudential Shares per MCN determined by dividing US$100,000 by the Minimum Conversion Price (the “Maximum Conversion Ratio”);

•	if the Share Price is equal to or greater than the Maximum Conversion Price (as defined below), the conversion ratio will be equal to the Minimum Conversion Ratio as at completion of the Acquisition, of the number of New Prudential Shares per MCN determined by dividing US$100,000 by the Maximum Conversion Price (the “Minimum Conversion Ratio”); and

•	if the Share Price is greater than the Minimum Conversion Price but less than the Maximum Conversion Price, the conversion ratio will be determined by dividing US$100,000 by the Share Price.

The Maximum Conversion Ratio and the Minimum Conversion Ratio are subject to anti dilution adjustments. The Minimum Conversion Price will be equal to 100% of the reference share price and the Maximum Conversion Price will be equal to 125% of the reference share price. The reference share price will be determined on or immediately prior to the completion date of the Acquisition as being £3.613 billion, converted into US dollars at the agreed spot rate of US$1.5224 / £1 and divided by the number of New Prudential Shares to be allotted, issued and credited as fully paid to AIG on the completion date of the Acquisition.

Optional Conversion

The MCNs permit the holders to elect to convert each MCN into New Prudential Shares on any date falling 41 days after the issue of the MCNs and before the 26th trading day before the Mandatory Conversion Date at the applicable Minimum Conversion Ratio for the MCNs converted and, following a change of control of New Prudential, at the Maximum Conversion Ratio for each MCN converted. In the event that a holder elects to convert the MCNs into New Prudential Shares following a change of control of New Prudential, each holder will receive an additional number of New Prudential Shares in respect of the aggregate amount of all unpaid fixed coupon amounts up to and including the Mandatory Conversion Date.

New Prudential may also elect to convert the MCNs into New Prudential Shares at the applicable Maximum Conversion Ratio for each MCN converted and, on such conversion at New Prudential’s election, each holder will receive an additional number of New Prudential Shares in respect of the aggregate amount of all unpaid fixed coupon amounts up to and including the Mandatory Conversion Date.

Fixed coupon amounts

The MCNs will pay a fixed coupon amount of 3.75% per annum, payable semi-annually in arrear on 23 September and 23 March of each year. New Prudential’s obligation in respect of the payment of fixed coupon amounts will rank pari passu with its other obligations which constitute (or would constitute but for any applicable limit on the amount of such capital) as tier one capital and the most senior class of issued preference shares and senior only to its issued ordinary share capital.

Distributions

Each MCN entitles its holder to receive an amount in US dollars equal to the amount by which any extraordinary dividend declared or distribution made by New Prudential to its shareholders exceeds certain pre-determined amounts set out in the table below. Any distribution will be payable in cash. The amount of any distribution per MCN will be equal to the product of (1) the number of New Prudential Shares that each MCN would have converted into if it had been converted at the Maximum Conversion Ratio prevailing as at the date of the declaration of such dividend or making of such distribution and (2) the amount per New Prudential Share by which the relevant cash distribution exceeds the applicable amount set out in the table below:

During the year ended:	Amount

31 December 2010	£0.0900 per New Prudential Share
31 December 2011	£0.0950 per New Prudential Share
31 December 2012	£0.1000 per New Prudential Share
31 December 2013	£0.0300 per New Prudential Share but only in respect of dividends declared or distributions made prior to the Mandatory Conversion Date

Any distribution will be payable within five business days following the date on which the dividend or distribution giving rise to the payment of the distribution is paid.

The right of holders of the MCNs in respect of the payment of any distribution under or arising from the MCNs, principal and any amount payable (including, without limitation, any liquidated damages payable by New Prudential) as a result of or arising from New Prudential’s failure or inability to deliver New Prudential Shares on conversion will rank pari passu with the holders of New Prudential Shares.

Non-payment of fixed coupon amounts and any distributions

All payments under the MCNs are subject to New Prudential satisfying a solvency condition both at the time of, and immediately after, the relevant payment. New Prudential will satisfy the solvency condition if it is able to pay its debts to senior creditors and subordinated creditors (other than subordinated creditors ranking pari passu with or junior to the fixed coupon amounts payable under the MCNs) as they fall due and its total assets exceed its total liabilities by at least 4% or such other figure as specified by the FSA.

Any fixed coupon amount not paid by New Prudential because New Prudential fails to satisfy the solvency condition described above both at the time of, and immediately after, the relevant payment date shall constitute deferred fixed coupon amount. New Prudential may also elect to defer any fixed coupon amount if New Prudential determines (acting in good faith and by reference to the then current financial condition of New Prudential and at its sole discretion) that, on or after the 20th business day but not later than the 5th business day prior to such payment date, it fails to comply with certain capital adequacy and regulatory conditions applicable to it or it is required under the terms of any security ranking pari passu or junior to the obligation not to pay the relevant fixed coupon amount and such fixed coupon amount shall also constitute deferred fixed coupon amount. New Prudential may only satisfy its obligation to settle any deferred fixed coupon amount in New Prudential Shares by making an adjustment to the Maximum Conversion Price and Minimum Conversion Price in accordance with the Conversion Adjustment Mechanism (as defined below).

In the event that New Prudential does not make payment in cash in full of a fixed coupon amount or any distribution, such fixed coupon amount or distribution will be settled in New Prudential Shares through an adjustment to the Maximum Conversion Price and the Minimum Conversion Price (the “Conversion Adjustment Mechanism”).

Conversion Adjustment Mechanism

An adjustment made in accordance with the Conversion Adjustment Mechanism will satisfy New Prudential’s obligation to pay any fixed coupon amount or distribution not paid in full in cash. Any adjustment will be effective, in the event of non-payment due to New Prudential’s failure to satisfy the solvency condition, from the date on which the relevant fixed coupon amount or distribution was not paid in full in cash or, in the event of non-payment for any other reason, from the earliest of the first trading day on which the circumstances giving rise to the relevant non-payment cease to exist, the date on which the issuer elects to convert the MCNs or the Mandatory Conversion Date.

In the event of the conversion of the MCNs prior to the first trading day on which the circumstances giving rise to the relevant non-payment cease to exist, a holder of the MCNs will be entitled to the number of additional New Prudential Shares which the holder of the relevant MCNs would have been entitled to if the relevant adjustment had become effective before the conversion. New Prudential will issue such additional New Prudential Shares, in the event of a conversion of the MCNs at the election of New Prudential or on the Mandatory Conversion Date, on the earliest of the date on which New Prudential elects to convert the MCNs, the Mandatory Conversion Date or 5 trading days after the circumstances giving rise to the relevant non-payment cease to exist or, in the event of a conversion of the MCNs at the election of the holder, 5 trading days after the circumstances giving rise to the relevant non-payment cease to exist.

Other provisions

The MCNs contain a dividend and capital restriction which prohibits (1) the declaration or payment of a dividend or distribution or the making of any other payments on any securities ranking pari passu or junior to the fixed coupon amounts payable under the MCNs or (2) the redemption, purchase or acquisition of such securities if New Prudential fails to pay all coupon payments in full due to it failing to satisfy the solvency condition (as described above) or being in compliance with its regulatory capital requirements or it is prohibited from doing so by any other security ranking pari passu with fixed coupon amounts payable under the MCNs.

Events of default are limited to non-payment of amounts due and the winding-up of New Prudential. Following the occurrence of an event of default, a holder may elect to exercise its right to convert the MCNs and, on exercise of such right, the number of New Prudential Shares to be delivered will be equal to the Maximum Conversion Ratio per MCN. Upon a liquidation or winding-up of New Prudential, the claims of holders to receive Ordinary Shares will convert into a claim of the holders to participate in the liquidation proceeds of New Prudential with a claim per MCN equal to the number of New Prudential Shares as if the MCNs had been converted immediately before the order is made or effective resolution is passed at the Maximum Conversion Ratio.

All payments in respect of the MCNs will be made without withholding or deduction for taxes of any kind, unless such withholding or deduction is required by law. In such event, New Prudential will pay additional amounts in respect thereof.

The terms and conditions of the MCNs will be governed by English law.

Tier 1 Notes

The Tier 1 Notes will be issued by Prudential and will be issued in the form of registered notes having a denomination of US$100,000 each (and integral multiples of US$1,000 in excess thereof). The Tier 1 Notes are perpetual and Prudential is under no obligation to redeem them in cash at any time.

Prudential will apply to have the Tier 1 Notes admitted to the Official List and to trading on the regulated market of the London Stock Exchange.

Subordination

In the event of the winding-up of Prudential, the Tier 1 Notes will be subordinated to the claims of all Senior Creditors, rank pari passu with all other obligations of Prudential which constitute (or would constitute but for any applicable limitation on the amount of such capital) Tier 1 capital and with the most senior class of preference shares issued by Prudential and rank senior to the issued ordinary shares of Prudential.

For this purpose, “Senior Creditors” means (i) any unsubordinated creditor of Prudential; (ii) any creditor of Prudential in respect of liabilities that rank (or are expressed to rank) subordinate to claims of other creditors of Prudential (other than those whose claims constitute or would constitute but for any limit on the amount of such capital Tier 1 capital or are expressed to rank pari passu or junior to claims of such creditors); (iii) any creditor of Prudential whose claims are in respect of Prudential’s outstanding debt securities which constitute Tier 2 capital (or such other securities outstanding which rank pari passu with or senior to such Tier 2 capital); and (iv) all other creditors of Prudential other those than those that rank or are expressed to rank equally with or junior to the Tier 1 Notes.

Solvency condition

All payments under the Tier 1 Notes will be subject to Prudential satisfying a solvency condition both at the time of, and immediately after, the relevant payment.

Prudential will satisfy the solvency condition if it is able to pay its debts to Senior Creditors (as defined above) as they fall due and its total assets (determined on a non-consolidated gross assets basis) exceed its total liabilities (determined on a non-consolidated gross liabilities basis and excluding liabilities to creditors that are not Senior Creditors) by at least 4% or such other percentage as specified by the FSA.

Interest

From the completion date of the Acquisition to the date falling exactly ten years and one day after the completion date (the “First Call Date”), the Tier 1 Notes will pay a fixed rate of interest of 6.25% per annum, payable quarterly in arrear on 23 March, 23 June, 23 September and 23 December. From and including the First Call Date, the interest rate will be reset to such rate that is equal to 3-month LIBOR plus 3.566%.

Prudential may elect not to pay interest on any interest payment date if Prudential determines (by reference to the then current financial condition of Prudential and at its sole discretion) that, on or after the 20th business day but not later than the 5th business day prior to such payment date, certain capital adequacy and regulatory conditions applicable to it or it is required under any securities ranking pari passu to the Tier 1 Notes not to pay the relevant interest payment. Interest not paid will constitute deferred interest (“Deferred Interest”).

Deferred Interest and, at the option of Prudential, interest that has not been deferred (“Current Interest”) may only be satisfied in accordance with an alternative coupon satisfaction mechanism (the “ACSM”). The ACSM requires Prudential to issue ordinary shares, the proceeds of which will be used to satisfy payments of Deferred Interest or Current Interest.

Redemption

The Tier 1 Notes are perpetual securities and have no fixed maturity.

Prudential will only be able to redeem the Tier 1 Notes prior to the First Call Date in certain limited circumstances relating to their regulatory treatment or tax events. Prudential may, on any interest payment date falling on or after the First Call Date, redeem the Tier 1 Notes at their outstanding aggregate principal amount plus any accrued but unpaid interest and any deferred interest. Any redemption is subject to Prudential being in compliance with its capital requirements, satisfying the solvency conditions (as described above) and giving the FSA prior notice and receiving no objection from the FSA to such redemption and, in the case of any redemption prior to the First Call Date, obtaining the FSA’s consent to such redemption in the form of a waiver or otherwise.

In certain limited circumstances relating to the tax treatment of the Tier 1 Notes, Prudential will have the option, following giving the FSA prior notice and receiving no objection from the FSA, to convert the Tier 1 Notes into another series of listed, undated cumulative subordinated notes having the same material terms as the Tier 1 Notes. If, following the giving of prior notice to the FSA, the FSA objects to such conversion, Prudential may redeem the Tier 1 Notes.

If the Tier 1 Notes cease to qualify for the Enlarged Group’s regulatory capital purposes, Prudential may redeem them at any time. Should such redemption occur prior to the First Call Amount in these circumstances, the Tier 1 Notes may be redeemed at a make-whole redemption amount. Such make-whole redemption amount will be equal to the then present value of the principal amount of the Tier 1 Notes outstanding and the present value of each remaining scheduled quarterly interest payment to be due in full to and including the First Call Date discounted on a quarterly basis at a rate equal to the yield on a comparable maturity US treasury gilt plus 5.383%.

Other provisions

All payments in respect of the Tier 1 Notes will be made without withholding or deduction for taxes of any kind, unless such withholding or deduction is required by law. In such event, New Prudential will pay additional amounts in respect thereof.

The terms and conditions of the Tier 1 Notes will be governed by English law.

Debt Financing

Prudential has appointed a syndicate of banks to act as exclusive joint lead managers and joint bookrunners (“Joint Lead Arrangers”) in connection with the raising of approximately US$5.3 billion (net of costs, fees and expenses) (US$5.5 billion gross) of subordinated debt securities by way of one or more Bond Offerings.

The Joint Lead Arrangers will assist Prudential with the Bond Offerings. The debt securities are expected to be sold in transactions not involving a public offering of securities. The proceeds of the Bond Offerings will be applied as part of the consideration for the Acquisition.

In connection with the Bond Offerings, Prudential has entered into a committed US$5.4 billion Hybrid Capital Facility pursuant to which the Joint Lead Arrangers have committed to subscribe for up to US$2.4 billion Lower Tier 2 notes and/or up to US$3 billion Upper Tier 2 notes and/or provide up to US$2.4 billion Lower Tier 2 capital loans and/or up to US$3 billion Upper Tier 2 capital loans. The facility will be available for drawing until the earlier of completion of the Acquisition or 1 March 2011. Drawings will be used towards the purchase of AIA. Notes issued under the Hybrid Capital Facility will be listed and it is expected that they will be issued pursuant to Prudential’s MTN Programme. The obligations of the Joint Lead Arrangers to subscribe for notes will be subject to customary conditions precedent (save that market and issuer adverse change conditions are excluded) for the issue of notes under Prudential’s MTN Programme. The commitments under the Hybrid Capital Facility in respect of the Lower Tier 2 notes and loans will be mandatorily cancelled by an amount equal to the net proceeds of any notes and loans issued pursuant to the Bond Offerings which qualify on issue as Lower Tier 2 capital and the commitments under the Hybrid Capital Facility in respect of the Upper Tier 2 notes and loans will be mandatorily cancelled by an amount equal to the net proceeds of any notes and loans issued pursuant to the Bond Offerings which qualify on issue as Upper Tier 2 or Tier 1 capital.

Prudential, AIG and AIA Aurora have also entered into the Subordinated Note Commitment Letter, under which, to the extent that the Joint Lead Arrangers are unable to procure subscriptions in full for the Bond Offerings for an aggregate amount equal to US$5.4 billion by the date on which certain conditions in the Acquisition Agreement have been satisfied or waived (the “Determination Date”), AIA Aurora has agreed to subscribe for Lower Tier 2 capital notes and/or Upper Tier 2 capital notes on completion of the Acquisition in an aggregate amount equal to the lesser of: (i) US$1.875 billion; and (ii) the amount required to make the aggregate amount of the Lower Tier 2 capital notes and/or Upper Tier 2 capital notes subscribed for by investors under the Bond Offerings and pursuant to the Subordinated Note Commitment Letter equal to US$5.4 billion. The effectiveness of the Subordinated Note Commitment Letter is conditional on the consent of the Joint Lead Arrangers being obtained.

If and to the extent that the aggregate of the amount of the Lower Tier 2 capital notes and/or Upper Tier 2 capital notes to be subscribed by AIA Aurora pursuant to the Subordinated Note Commitment Letter and the amount of Lower Tier 2 capital notes and Upper Tier 2 capital notes subscribed for by investors under the Bond Offerings is less than US$5.4 billion, calculated as at the Determination Date, AIA Aurora will have the option to subscribe for additional subordinated debt securities, such subordinated debt securities to be on the terms set forth in the Subordinated Note Commitment Letter.

Lower Tier 2 capital notes and/or Upper Tier 2 capital notes subscribed for by AIA Aurora under the Subordinated Note Commitment Letter will be listed and such Lower Tier 2 capital notes and/or Upper Tier 2 capital notes will be issued pursuant to Prudential’s MTN Programme. The obligations of AIA Aurora to subscribe for subordinated debt securities will be subject to customary conditions precedent (save that market and issuer adverse change conditions are excluded) for the issue of subordinated debt securities under Prudential’s MTN Programme.

AIA Aurora is subject to a lock-up in respect of the Lower Tier 2 capital notes and/or Upper Tier 2 capital notes subscribed for under the Subordinated Note Commitment Letter for a period of 12 months from the date of issue of such notes, subject to customary exceptions.

If and to the extent that AIA Aurora is required to subscribe for Lower Tier 2 capital notes and/or Upper Tier 2 capital notes under the Subordinated Note Commitment Letter, such notes shall be subscribed for on completion of the Acquisition, shall form part of the consideration for the Acquisition and the cash consideration which would otherwise be payable on completion of the Acquisition will be reduced by the aggregate nominal value of such notes.

Prudential intends to raise an amount equal to approximately US$5.3 billion (net of costs, fees and expenses which are expected to be up to US$200 million) (US$5.5 billion gross) pursuant to the Bond Offerings, of which up to US$5.4 billion may be drawn under the Hybrid Capital Facility or by way of subscription under the Subordinated Note Commitment Letter, in order to ensure that it has sufficient regulatory capital. Prudential intends to raise the balance of US$100 million through its ordinary course capital markets debt issuance programs. In addition, Prudential has entered into a committed bridge facility dated 1 March 2010 between, inter alia, Prudential (in its capacity as borrower), and a syndicate of banks (the “Bridge Facility”). Prudential will not make any drawings under the Bridge Facility unless circumstances change such that it can do so and remain in compliance with its regulatory capital requirement, which is considered to be unlikely.

Pursuant to the Bridge Facility, the lenders have agreed to provide a US$5.4 billion senior unsecured facility for the purposes of the Acquisition. The lenders are obliged to provide funds, up to the total committed amount, provided that there are no non-payment events of default, insolvency or insolvency proceedings and provided that Prudential has not breached certain undertakings relating to, inter alia, disposals, and Class 1 or Class 2 acquisitions and the negative pledge. In addition, Prudential may not amend, vary, novate, supplement, supersede, waive or terminate any term of the Acquisition Agreement or enter into any agreement with AIG in a way which materially or adversely affects the interests of the lenders. The certain funds period under the Bridge Facility runs from 1 March 2010 to the earlier of (a) 1 March 2011; (b) the date the Acquisition Agreement is terminated; and (c) the completion date of the Acquisition. During this time, Prudential will be able to draw up to US$5.4 billion of funds under the Bridge Facility to fund a portion of the Acquisition consideration, save that the amount available for drawing will be reduced by the net proceeds of any notes issued pursuant to the Bond Offerings and under the Subordinated Debt Commitment Letter and any drawings under the Hybrid Capital Facility. Once drawn, Prudential has an option to extend the maturity of the Bridge Facility to 1 March 2012. The termination and default provisions of the Bridge Facility are on normal commercial terms.

The annual post-tax financing costs of the borrowings described in this section 3 of Part V of this prospectus is estimated to be approximately £300 million (assuming this financing comprises (i) the issue of US$3 billion of MCNs and US$2 billion of Tier 1 Notes to AIA Aurora; and (ii) US$5.5 billion (gross) of external debt financing which is intended to be raised under the Bond Offerings, comprising of US$5.5 billion (gross) of upper and lower Tier 2 notes, the cost of which is estimated at market rates prevailing at the date of this prospectus). Only a portion of the principal amount of the MCNs will be classified in the balance sheet as a liability with the residual being treated as a component of equity (see note 7 to the pro forma net asset statement in section A of Part XVI (Unaudited Pro Forma Financial Information)). Due to this accounting treatment, the £75 million coupon relating to the MCNs would not be included in the IFRS income statement as an expense and it is not included in the £300 million above. The MCN liability referred to above includes the present value of the future coupon payments and the unwind of the discount for the first year is an interest expense estimated at £4 million. The annual pre-tax financing cost of drawing the whole of the £1 billion available under the Subordinated Debt Financing Facility (which is not expected to be drawn) is estimated to be £110 million (based on the prevailing market rates at the date of this prospectus).

4.	Principal terms of the Rights Issue

The substantial part of the cash financing for the Acquisition will be the net proceeds of the Rights Issue. The Rights Issue will be made on the basis of:

11 Rights Issue Shares at 104 pence each for every 2 Existing Share held by Qualifying Shareholders on the Record Date.

The Rights Issue is expected to raise proceeds of approximately £13,843 million, net of Rights Issue and Transaction-related expenses. The Issue Price for UK Shareholders of 104 pence per Rights Issue Share represents a discount of approximately 80.8% to the Closing Price of 542.5 pence per Prudential Share on 14 May 2010, being the last business day before the announcement of the terms of the Rights Issue and a 39.3% discount to the theoretical ex-rights price based on that Closing Price. The Issue Price per Rights Issue Share for HK Shareholders and Singapore Shareholders is HK$11.78, which was calculated using the £/HK$ exchange rate of 11.3277, the noon buying rate on 14 May 2010 (being the last business day prior to the announcement of the terms of the Rights Issue).

The Rights Issue is fully underwritten and the terms of the Underwriting Agreement are summarised in paragraph 16.2 of Part XIX (Additional Information).

The Joint Global Co-ordinators can adjust the Issue Price (but not terminate the Underwriting Agreement) if any of the following occur before UK Admission:

(i)	Prudential issues a supplementary prospectus; or

(ii)	there is (a) a suspension in trading in Prudential securities by the London Stock Exchange on any exchange or in trading generally on the New York Stock Exchange, the Hong Kong Stock Exchange or the London Stock Exchange or (b) the fixing of minimum or maximum pricing of securities by any of those exchanges or a material disruption in commercial banking or securities settlement services in the US, Hong Kong or the UK; or

(iii)	a banking moratorium in the US, Hong Kong or the UK is declared.

Such an adjustment to the Issue Price will not change the total proceeds of the Rights Issue. The Issue Price cannot be reduced below 5 pence. If the Joint Global Co-ordinators exercise this option, Prudential will issue a supplementary prospectus detailing the effect of the change on the Rights Issue.

Holdings of Existing Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue, as will holdings under different designations, in different accounts and on different registers. Entitlements to Rights Issue Shares will be rounded down to the nearest whole number and resulting fractions of Rights Issue Shares will not be allotted to any Qualifying Shareholders, but will instead be aggregated ultimately for the benefit of Prudential and treated in the same way as Rights Issue Shares not taken up.

The Rights Issue Shares will, when issued and fully paid, rank pari passu with the Existing Shares, including the rights to receive all dividends or distributions declared with a record date falling after the date of issue of the Rights Issue Shares. Accordingly, the final 2009 dividend will not be paid in respect of any Rights Issue Shares because the record date for that dividend was 9 April 2010.(4)

If a Qualifying Shareholder does not take up the offer of Rights Issue Shares (to the extent permitted), his or her proportionate shareholding will be diluted by approximately 84.6% as a result of the Rights Issue, and by approximately 86.3% as a result of both the Rights Issue, and assuming the Transactions complete, the issue of New Prudential Shares to AIA Aurora as part of the consideration for the Acquisition (assuming (i) the issue of Prudential Shares to shareholders who have elected to receive the scrip dividend alternative for the 2009 final dividend, expected to be issued on 27 May 2010; (ii) no options granted under the Prudential Share Schemes are exercised; and (iii) no other Prudential Shares or New Prudential Shares issued between the date of this prospectus and completion of the Transactions, and without taking into account any conversion of the MCNs.

Even if a Qualifying Shareholder takes up the offer of Rights Issue Shares in full, his or her proportionate shareholding will be diluted by approximately 10.9% if the Transactions complete because of the issue of New Prudential Shares to AIA Aurora as part of the consideration for the Acquisition (on the basis of the assumptions referred to above).

The Rights Issue is conditional, among other things, upon the passing of the Rights Issue Resolution (which itself is conditional upon the passing of the Scheme Resolutions) and the Underwriting Agreement having become unconditional in all respects (other than the condition relating to UK Admission) and not having been terminated in accordance with its terms prior to UK Admission. The Rights Issue is not conditional on completion of the Acquisition or the Scheme. However, if before UK Admission the Acquisition Agreement has been terminated or the conditions to the Acquisition Agreement cease to be capable of satisfaction and, if capable of waiver, have not been waived, the Rights Issue will not proceed.

If completion of the Acquisition does not occur, which Prudential believes is unlikely, Prudential’s current intention is that the net proceeds of the Rights Issue will be invested on a short-term basis while Prudential considers how the net proceeds of the Rights Issue (after deduction of Rights Issue and Transaction related expenses and hedging costs) may be returned to Prudential’s shareholders. In considering how any such proceeds might be returned to Prudential’s shareholders the Directors will take into account, amongst other things, the tax implications for Prudential’s shareholders.

(4) One of the consequences of adjourning the Annual General Meeting is that, in order to pay a dividend of 13.56 pence on 27 May 2010 (as announced on 1 March 2010), that dividend will be paid as a second interim dividend. Accordingly, references in this prospectus to the 2009 final dividend should be read as references to the second interim dividend of the same amount.

5.	Scheme

The acquisition of Prudential by New Prudential that, with the Acquisition, results in the combination of the AIA Group and the Prudential Group to form the Enlarged Group will be effected by means of the Scheme between Prudential and the shareholders of Prudential. Under the terms of the Scheme the Prudential Shares will be cancelled and, in consideration for this cancellation, the shareholders of Prudential on the register at the Scheme Record Time will receive:

for each Prudential Share one New Prudential Share

For the Scheme to become effective, a special resolution implementing the Scheme must be passed by Prudential shareholders at the General Meeting and the Scheme must be approved at the Court Meeting by a majority in number of the shareholders of Prudential present and voting representing 75% or more in value of all Prudential Shares held by such shareholders.

The Scheme also requires the sanction of the Court, and its timing will depend, amongst other things, on the timing of receipt of regulatory approvals and change of control consents in respect of the Scheme, though the Scheme is not conditional upon the Rights Issue or the Acquisition.

If the Scheme becomes effective, it will be binding on all shareholders of Prudential on the register at the Scheme Record Time irrespective of whether or not they attend or vote in favour of the Scheme at the Court Meeting or in favour of the special resolution to be proposed at the General Meeting.

It is intended that the New Prudential Shares will be admitted to the premium segment of the Official List of the UKLA and to trading on the main market for listed securities of the London Stock Exchange. It is also intended that the New Prudential Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS and admitted to the Singapore Official List for the listing and quotation of the New Prudential Shares on the Main Board of the SGX-ST.

6.	Regulatory approvals

Certain approvals from anti-trust authorities, insurance regulators and other supervisory authorities in various jurisdictions are required for the Transactions, as a result of both the acquisition of AIA by New Prudential and as a result of the allotment and issue to AIA Aurora of the consideration shares and Mandatory Convertible Notes in New Prudential.

In respect of the acquisition of AIA, anti-trust approval has been granted in Korea and voluntary applications for anti-trust approval have been made in Indonesia and Singapore. In respect of the allotment and issue to AIA Aurora of the consideration shares and Mandatory Convertible Notes in New Prudential, anti-trust approval has been granted in the United States. Discussions are ongoing with regulators and additional approvals may also be required.

As a consequence of the structure of the Transactions a number of regulatory approvals are being sought in a number of jurisdictions. Regulatory approvals are being sought in a number of jurisdictions (including Hong Kong) or have already been received (as is the case in Bermuda and the British Virgin Islands) in respect of the change in control of the AIA Group as a result of the Acquisition. Regulatory approvals are also being sought in a number of jurisdictions (including Malaysia, Hong Kong, the United Kingdom and certain states in the United States) or have already been received (as is the case in Bermuda) in respect of the change in control of the Prudential Group pursuant to the Scheme and as a result of the allotment and issue to AIA Aurora of the consideration shares and Mandatory Convertible Notes in New Prudential. Discussions are ongoing with regulators, including the FSA and the OCI, and additional approvals may also be required.

PART VI

INFORMATION ABOUT THE ENLARGED GROUP

1.	Structure of the Enlarged Group

Following the Scheme and the Acquisition, New Prudential will be the holding company of the Enlarged Group. Both AIA and Prudential will become wholly-owned subsidiaries of New Prudential.

2.	Business Overview

The Enlarged Group intends to organise its business into the following broad divisions:

•	Asia (comprising the Asian life businesses of the Prudential Group and the AIA Group and the Asian asset management business)

•	UK (comprising the UK life businesses of the Prudential Group)

•	US (comprising Jackson, National Planning Holdings and Curian Capital LLC)

•	Asset Management (comprising M&G).

The Enlarged Group will use both the Prudential Group brands and the AIA brands.

On an aggregated basis and without applying adjustments for the Transactions or the Rights Issue (5) , the Enlarged Group would have 68% of its embedded value for FY 2009 attributable to the Asian business. For FY 2009, 58% and 61% of the Enlarged Group’s pre-tax EEV new business profit (6) and pre-tax IFRS operating profit, in each case on an aggregated basis, was attributable to the Asian business.

In recognition of the importance of Asia to the Enlarged Group, Prudential expects to have from 25 May 2010, a dual-primary listing in Hong Kong alongside the listing of its ordinary shares in London and a secondary listing in Singapore. Prudential is not proposing to offer new ordinary shares in connection with the listings in Hong Kong and Singapore other than those being offered under the Rights Issue, as described in this prospectus.

3.	Objectives, strengths and strategies

The central objective of the Enlarged Group will be to deliver sustainable value to shareholders.

To deliver this objective, the strategy of the Enlarged Group will be to meet, profitably, customers’ changing needs for savings, income and protection products in its chosen markets across Asia, the US and the UK. In particular, the Enlarged Group will focus on the objective of allocating capital to the most attractive opportunities and geographical markets, both in terms of return and payback period.

The Transactions bring together two leading insurance companies to create the Enlarged Group with a business that will have a significant focus on the very attractive Asian markets, which are characterised by high GDP growth, high savings rates and very low life premium penetration. The Enlarged Group will have the opportunity to benefit from its significant presence in these growing Asian markets.

It is anticipated that the Enlarged Group will be the leading life insurer in Hong Kong, Singapore, Malaysia, Indonesia, Vietnam, Thailand and the Philippines and the leading foreign life insurance business in India and China, as well as having strong and highly cash generative operations in the US and the UK.

The following table sets forth the market position of the AIA Group and the Prudential Group and the expected market position of the Enlarged Group following the Acquisition in certain Asian insurance markets. The rankings have been measured for 2008 or 2009 as set out for each country in the Rank by Market Share tables in paragraph 8

(5) As set out in Part XVI of this prospectus.
(6) See Part IV (Important Notices) for information regarding the comparability of the EEV metrics as calculated by each of the Prudential Group and AIA Group.

of this Part VI below. Save where otherwise stated the market share percentages of the Enlarged Group have been based on weighted new business premiums in each market for 2009.

							New business
					AIA Group and		market share of
	AIA Group		Prudential Group		Prudential Group		Prudential Group
	rank by		rank by		combined rank		and AIA Group
Country	market share		market share		by market share(1)		combined(2)

Hong Kong	3		2		1		22%
Singapore	4		1		1		30%
Malaysia	4		1		1		28%
Thailand	1		12		1		25%
Indonesia	7		1		1		25%
Philippines	1		3		1		29	%(c)
Vietnam	5		1		1		41%
China	1	(a)	4	(a)	1	(a)	29	%(a)
India	8	(b)(3)	1	(b)	1	(b)	11	%(b)

Notes:	(1) Combined rankings are based on (a) Prudential having been ranked as the leading life insurer in Singapore, Malaysia, Indonesia and Vietnam, (b) AIA having been ranked as the leading life insurer in the Philippines and Thailand, (c) ICICI Prudential having been ranked as the leading private life insurer in India and (d) AIA having been ranked as the leading foreign life insurer in China. Combined Hong Kong ranking based on combined market share set out above being greater than the market share of any other company in the Hong Kong life insurance market.

(2) Hong Kong, OCI; Singapore, Watson Wyatt Asian Life insurance market update, September 2009; Malaysia, LIAM, ISM (data for Prudential includes PAMB takaful sales); Thailand, TLAA; Indonesia, AAJI (AIA’s second subsidiary in Indonesia (AIA Indonesia) was sold in 2009. The data above reflects only the currently owned subsidiary AIA Financial); The Philippines, Individual company filings used to calculate WFYP and ranking (market share is estimated as there are no consolidated data available for the total market); Vietnam, AVI; China, NIICC: India, IRDA.

(3) As set out in paragraph 6.3 of Part VIII (Information about the AIA Group), it is currently intended that the AIA Group’s equity interest in AIA India will be disposed of either before or around the time of completion of the Acquisition.

(a) non-domestic insurance company

(b) private insurance company

(c) based on 2008 data.

In integrating the two businesses, the Enlarged Group’s core aim will be to maintain the commercial strength of both operations, while bringing together the best in class from both companies. Prudential believes that the Prudential Group’s and AIA Group’s businesses have highly complementary products and distribution channels across the region, which should put the Enlarged Group in a good position to capitalise on the rapid growth in these markets.

Prudential believes that the Prudential Group and the AIA Group have complementary capabilities, and key growth opportunities for the Enlarged Group will include: improvements in AIA sales force productivity based upon Prudential’s agency management capabilities; value enhancement from AIA’s current bancassurance relationships by leveraging Prudential’s capabilities in Asia with banks such as SCB, ICICI and UOB; managing the AIA product mix in line with Prudential’s; and increasing utilisation of customer management and data mining tools.

After completion of the Acquisition, Prudential will continue to seek opportunities to enhance value for shareholders including through disposals, determined by reference to Prudential’s stringent criteria of growth, profitability, capital efficiency and strategic benefit. Such disposals may also provide an effective way to accommodate the requirements of regulators (for example, in China where Prudential expects that it may be required to restructure the Enlarged Group’s operations).

4.	Integration approach and expected financial benefits

4.1	Integration approach

Rob Devey, Chief Executive of Prudential UK and Europe, has been appointed to lead the integration of the Prudential Group and AIA Group. In this capacity, he reports directly to Tidjane Thiam, Group Chief Executive. Barry Stowe will remain Chief Executive Officer of PCA and Mark Wilson Chief Executive Officer of the AIA Group.

In integrating the two businesses, the core aim will be to maintain the commercial strength of both operations. For Prudential, the Acquisition is primarily a growth focused transaction, although cost synergies will also be sought.

Prudential intends that the Enlarged Group will use both the Prudential and AIA Group brands, maintain separate agency forces and strengthen both agency forces by the sharing of best practices.

Prudential plans for the Enlarged Group’s shared services in areas such as product development, risk management, branding, marketing and customer services to be integrated to the extent possible and to increase effectiveness in these areas by leveraging economies of scale. Overlapping activities between the Prudential Group and AIA Group are intended to be merged and service quality to be enhanced by sharing best practices across both groups. Integration plans will be tailored to the circumstances applicable to each country, dependent upon the relative scale of the Prudential Group’s and AIA Group’s businesses in each market and based on discussions with local regulators and joint venture partners.

The following discussion contains forward-looking statements based on current expectations and targets which involve material risks and uncertainties. These expectations and targets have been prepared for use in this prospectus, represent the best estimate of the Prudential Group as of the date of this prospectus, and are based on the methodology and assumptions and qualifications described below. Actual results and the timing of certain events may differ significantly from those projected and targeted in these forward-looking statements due to a number of factors, including, but not limited to, the occurrence or non-occurrence of a number of assumptions, the most significant of which are set forth below, as well as the factors set out in Part II (Risk Factors), including, but not limited to, the sections headed “The Enlarged Group may fail to realise the anticipated benefits, including estimated synergies, and may fail to achieve its targets in relation to the Acquisition” and “The integration of the Prudential Group and AIA Group may be more difficult than anticipated”, and in the section headed “Forward-looking statements” of Part IV (Important Notices).

4.2	Revenue synergies(7)

Prudential believes that there is significant potential to improve the value of new business (VNB) (8) of the AIA Group from the 2009 level of US$837 million pre-tax, through growth in the AIA Group’s APE (from a combination of anticipated market growth and return of the AIA Group to normalised business levels from the depressed levels experienced in 2009, during which the AIA Group’s VNB was severely affected by the AIG Events and the global economic crisis) and revenue synergies.

Assuming that AIA Group underlying APE as a whole will grow at a rate of 15% per annum (from a combination of anticipated market growth and the normalisation of the AIA Group’s business levels) and that the revenue synergies described below are achieved, Prudential believes the AIA Group business is capable of targeting a value of new business of US$1.7 billion post-tax in 2013 from a post-tax value of new business in 2009 of US$610 million(9).

From the combination of the Prudential Group and AIA Group, Prudential seeks to achieve US$800 million pre-tax (US$650 million post-tax) of annualised run-rate new business profit revenue synergies during 2013. The assumed AIA Group underlying APE growth rate of 15% per annum applies to these synergies from the period in which they are expected to be achieved. These revenue synergies are expressed net of estimated revenue dis-synergies of US$100 million pre-tax new business profit over that period, which may arise from agent attrition, perceived conflicts from the perspective of bancassurance partners and other similar factors. The implementation steps are expected to be phased in over three years and the estimated pre-tax cost of achieving these synergies is up to US$180 million, including a budget of up to US$100 million for sales costs, which will be expensed through income over the lifetime of the applicable contracts.

The following major sources of revenue synergies have been identified: managing product mix for margin improvement and a number of distribution benefits, including agency management to enhance productivity and activity, increasing effectiveness of current bancassurance partnerships and increased utilisation of customer management and data mining tools.

(7) All revenue and cost synergies assume that (i) the Acquisition closes on 1 July 2010; (ii) all regulatory and anti-trust approvals for changes of control will be received in all markets without impediments to combine legal entities or develop shared operational functions (for the avoidance of doubt no assumption is made that any of the restrictions on the utilisation of capital referred to in section 5 of this Part VI (Information about the Enlarged Group) are lifted except to the extent the relevant regulator has at the date of this prospectus agreed to lift such restrictions); (iii) no change in the accounting, regulatory or tax environment, including any application of any accounting, regulatory or tax regulations by Prudential, its independent auditors or any relevant regulatory authority in any jurisdiction during the period; and (iv) the planned cost savings or headcount reductions will not be impeded by factors such as government or regulatory intervention, industrial action or other external factors.
(8) The value of new business (VNB) is the embedded value of new insurance contracts written in the year.
(9) In relation to synergies, the tax rate has been derived from the pre and post tax calculation of the AIA Group embedded value. The tax rates used were the tax rates for individual countries. These tax rates have been held constant for all synergy calculations.

Expected sources of revenue synergies(10)

Estimated approximate pre-tax value of new business synergies
Source of synergies	(US$m)

Managing AIA product mix for margin improvement	450
Distribution benefits which include:	350
Improve agency management to enhance AIA productivity and activity
Increasing effectiveness of current AIA bancassurance partnerships
Increased utilisation of customer management and data mining tools

Total revenue synergies	800

These are the sources of revenue synergies identified in Prudential’s work to date. It is possible that further opportunities to realise revenue synergies may be identified and realised, for example from further improvements in bancassurance productivity in areas not yet quantified, enhanced capital management, portfolio rationalisation and the combination of the two asset management operations.

The pre-tax new business margins of AIA and Prudential Corporation Asia in 2009 were 40% and 57% respectively. Prudential believes that there is significant opportunity to narrow this margin gap between AIA and Prudential by managing the AIA product mix in line with Prudential’s, for example by increasing the level of unit-linked product sales and the number of health and protection riders on those products.

The Enlarged Group will have an agency force in excess of 550,000(11). The Prudential Group’s agents demonstrated significantly higher levels of productivity than those of AIA in 2009, with average productivity in 2009 being higher in all markets other than Thailand. Prudential believes that its expertise will enable it to target the activity levels and the productivity of the AIA Group’s agents in line with the Prudential Group’s through well established proprietary recruitment, training and incentivisation processes.

Furthermore, the Enlarged Group, excluding AIA India, will have access to approximately 26,000 bank branches and Prudential believes that there is an opportunity to apply its expertise in the bancassurance channel to increase the volumes and value of sales through the AIA Group’s existing bank relationships.

Finally, Prudential believes that increased utilisation of customer management and data mining tools can be effectively applied to the Enlarged Group’s customers and can accelerate initiatives already underway.

4.3	Cost synergies(12)

From the combination of the Prudential Group and AIA Group, Prudential seeks to achieve US$370 million of annualised run-rate pre-tax cost synergies during 2013. Of these targeted savings, US$200 million is planned to be generated by combining the AIA Group head office with the Asia regional head office of Prudential and US$170 million from combining in-market life business operations.

The implementation steps are expected to be phased in over three years and the estimated pre-tax cost of achieving these savings is US$380 million.

(10) During 2013.
(11) Excludes AIA agency force in India as it is currently intended that the AIA Group’s equity interest in AIA India will be disposed of before or around the time of completion of the Acquisition.
(12) All figures in this section reference the financial year 2009 cost base.

Expected sources of cost synergies(13)

Estimated approximate pre-tax cost synergies
Source of targeted cost synergies	(US$m)

People costs	140
Property	30
Investment management	15
Third party procurement	60
Special projects	60
IT	30
Other	35

Total	370

4.4	Targets

Taking into account both the targeted revenue and cost synergies, in each case subject to the assumptions and costs noted above(14), Prudential believes that it is capable of achieving:

•	IFRS pre-tax operating profit (15) in 2013 for the combined Asian business of the Enlarged Group of at least £3,260 million;

•	EEV pre-tax new business profit in 2013 for the combined Asian business of the Enlarged Group of at least £2,800 million; and

•	the remittance of at least US$1,000 million per annum from the AIA Group in 2011 and onwards.

5.	Regulatory capital (IGD)

Prudential’s IGD capital surplus was calculated to be £3.4 billion at 31 December 2009 (before allowing for the 2009 final dividend). Prudential forecasts that as at 1 July 2010 its IGD surplus capital following completion of the Transactions will be £5.2 billion (based on an assumed 1 July 2010 closing date and an exchange rate assumption of £1:US$1.46 at the time of closing). This forecast takes into account:

•	the increase in capital surplus as a result of:

•	the gross proceeds of the proposed Rights Issue of £14.5 billion;

•	the issue to AIA Aurora of New Prudential Shares having a value of approximately £3.8 billion;

•	the issue to AIA Aurora of mandatory convertible notes and perpetual tier one notes with an aggregate principal amount of £3.5 billion; and

•	US$5.5 billion (£3.8 billion at the exchange rate stated above) raised pursuant to the Bond Offerings and/or as drawings under the Hybrid Capital Facility and/or issued as notes under the Subordinated Note Commitment Letter(16);

•	the reduction in capital surplus as a result of the total estimated cost of the transaction of approximately £25.6 billion, that includes the acquisition price, transaction fees and £500 million of budgeted hedging costs (noting that the actual impact of the hedging arrangements on the acquisition price and the income statement will depend on the evolution of the sterling/dollar exchange rate through to completion of the Acquisition); and

(13) During 2013.
(14) All the targets assume (i) constant exchange rates, including a £:US$ exchange rate of £1:US$1.5224; (ii) no business acquisitions; (iii) no change in the accounting, regulatory or tax environment, including any application of any accounting, regulatory or tax regulations by Prudential, its independent auditors or any relevant regulatory authority in any jurisdiction during the period; (iv) all regulatory and anti-trust approvals for changes of control will be received in all markets without impediments to combine legal entities or develop shared operational functions (for the avoidance of doubt no assumption is made that any of the restrictions on the utilisation of capital referred to in section 5 of this Part VI (Information about the Enlarged Group) are lifted except to the extent the relevant regulator has at the date of this prospectus agreed to lift such restrictions); and (v) a normalised economic environment consistent with the economic assumptions made by Prudential in calculating the EEV basis supplementary information for the year ended 31 December 2009, as described in the Prudential Annual Report for 2009.
(15) Based on the Prudential basis of IFRS operating profit based on long-term investment returns and before amortisation of acquired value in-force and one-time costs of achieving synergies and transaction (including hedging) costs.
(16) As described in more detail in Part V (Information about the Transactions) paragraph 3 (Consideration for the Acquisition) in the sub-paragraph headed “Debt Financing”.

•	a net increase in capital surplus of £1.8 billion as a result of including the forecast IGD surplus of the AIA Group entities, changes since 31 December 2009 in net assets of Prudential eligible to be included in capital (including changes resulting from the forecast operating result less dividends paid or expected to be paid to shareholders of Prudential before 30 June 2010) and other adjustments.

Following completion of the Acquisition, certain amounts of surplus capital (that is capital in excess of the minimum that is held to meet local legal regulatory requirements) held by companies in the AIA Group will continue to be subject to restrictions on utilisation of that capital in other parts of the Enlarged Group and therefore will not be eligible to be treated as part of the IGD surplus. Prudential forecasts that (based on an assumed 1 July 2010 closing date) the amount of surplus capital restricted in this way (principally in AIA Co, AIA-B, AIA Singapore and AIA Thailand) will be approximately £1.1 billion (which is not included in the forecast IGD surplus capital of £5.2 billion referred to above).

Sensitivity analysis

Prudential has estimated the impact of the following stresses on the IGD capital for the Enlarged Group as at 1 July 2010 as follows:

•	an instantaneous 20% fall in equity markets would reduce IGD surplus by £0.6 billion;

•	a 40% fall in equity markets (comprising an instantaneous 20% fall followed by a further 20% fall over a four week period) would reduce the IGD surplus by £1.3 billion;

•	a 150 basis point reduction (subject to a floor of zero) in interest rates would reduce the IGD surplus by £2.4 billion; and

•	credit defaults of ten times the expected level would have an impact of £1.7 billion in excess of the annual reserve release.

In addition the Joint Lead Arrangers have entered into a contingent subordinated debt financing facility to Prudential of up to £1 billion. This facility would only be available to be drawn during the period of twelve months following the completion of the Acquisition, on the occurrence of certain stresses on Prudential’s IGD capital. Prudential is entitled to extend the availability of the facility for a further twelve months at its option. If drawn, the facility will provide Prudential with capital resources to enhance its IGD capital at the relevant time. The facility will provide for Lower Tier 2 loans with a term of six years. The amount drawn will replenish the IGD capital to the amount referred to under ‘FSA Supervision Arrangements for the Enlarged Group’ in Part X of this prospectus. There will be limited conditions to drawing the facility. If drawn, the Joint Lead Arrangers will have the right to exchange the drawings under the facility for Lower Tier 2 notes and/or Upper Tier 2 notes. Drawings under the facility will be used to prepay any amounts outstanding under the Bridge Facility. The commitments under the facility will be mandatorily cancelled, and, subject to FSA approval, any drawings under the facility will be mandatorily prepaid, by an amount equal to the capital benefit arising from (a) any disposals by the Enlarged Group and (b) any capital release from any member of the Enlarged Group, in each case which is counted towards Prudential’s IGD capital ratios. The commitments under the facility will also be mandatorily cancelled by an amount equal to the proceeds of any other issuance of regulatory capital by Prudential (except where such issuance is used to refinance or replace any existing regulatory capital instruments. Whilst the facility is in place, Prudential will be subject to restrictions on making acquisitions and on paying dividends which are not consistent with the group dividend policy as described below.

6.	Dividend Policy

The Directors intend to focus on delivering a growing dividend for the Enlarged Group, which will be determined after taking into account the Enlarged Group’s financial flexibility and the Directors’ assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believe that in the medium term a dividend cover of two times post-tax operating earnings is appropriate.

The 2010 interim dividend is expected to reflect the pro forma earnings of the Enlarged Group as if the Acquisition had taken place on 1 January 2010.

Dividends are waived on shares held for employees under certain of the Prudential Share Schemes.

7.	Capitalisation and indebtedness

The following table shows the capitalisation of Prudential as at 31 December 2009 and indebtedness of Prudential and AIA on an aggregated basis (excluding amounts in respect of Prudential and AIA life funds) as at 28 February 2010. With the exception of capitalisation balances which are extracted without material adjustment from the historical financial information set out in the Prudential Annual Report for 2009 and reported on by KPMG Audit Plc, the balances in Section 7 are extracted without material adjustment from unaudited information contained in underlying financial accounting systems and other management documents.

£m

Capitalisation of Prudential as at 31 December 2009:
Share capital (2,532,227,471 ordinary shares of 5p each fully paid)	127
Share premium	1,843

Total share capital and share premium	1,970

Indebtedness as at 28 February 2010:
1. Prudential’s core structural borrowings of shareholder-financed operations (see (a) below)	3,496
2. Prudential’s operational borrowings attributable to shareholder-financed operations (see (b) below)	3,168
3. AIA’s borrowings attributable to shareholder-financed operations (see (c) below)	413

Total aggregated indebtedness (1) + (2) + (3) (see (d) below)	7,077

There has been no material change in the issued share capital and share premium amounts of Prudential since 31 December 2009.

There has been no material change in the aggregated indebtedness of the Prudential Group and the AIA Group attributable to shareholder-financed operations at 14 May 2010 as compared to the £7,077 million recorded at 28 February 2010 as shown in the indebtedness statement above.

(a)	Prudential’s core structural borrowings of shareholder-financed operations as at 28 February 2010

£m

Parent company
Subordinated debt:
Innovative Tier 1:
US$1,000m 6.5% Perpetual Subordinated Capital Securities	657
US$250m 6.75% Perpetual Subordinated Capital Securities (note i)	164
US$300m 6.5% Perpetual Subordinated Capital Securities (note i and ii)	206
US$750m 11.75% Perpetual Subordinated Capital Securities	483

1,510
Lower Tier 2:
€500m 5.75% Subordinated Notes 2021 (note iii)	447
€20m Medium-Term Subordinated Notes 2023 (note iv)	18
£435m 6.125% Subordinated Notes 2031	428
£400m 11.375% Subordinated Notes 2039	380

1,273
Senior debt:
£300m 6.875% Bonds 2023	300
£250m 5.875% Bonds 2029	249

549

Total parent company	3,332
Jackson
Lower Tier 2:
US$250m 8.15% Surplus Notes 2027 (note v)	164

Total	3,496

Notes

i	The US$250 million 6.75% borrowings and the US$300 million 6.5% borrowings can be converted, in whole or in part, at Prudential’s option and subject to certain conditions, on any interest payment date falling on or after 23 March 2010 and 23 March 2011 respectively, into one or more series of Prudential preference shares.

ii	Interest on the $300 million 6.5% borrowings was swapped into floating rate payments but, in 2008, was swapped back into fixed rate payments of 6.5% until September 2010.

iii	The €500 million 5.75% borrowings have been swapped into borrowings of £333 million with interest payable at six month £Libor plus 0.962%.

iv	The €20 million borrowings were issued at 20-year Euro Constant Maturity Swap (capped at 6.5%). These have been swapped into borrowings of £14 million with interest payable at three month £Libor plus 1.2%.

v	The Jackson borrowings are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of Jackson.

(b)	Prudential’s operational borrowings attributable to shareholder-financed operations as at 28 February 2010

£m

Borrowings in respect of short-term fixed income securities programmes:
Commercial paper	2,235
Medium-Term Notes 2010	8
Medium-Term Notes 2013	249

2,492

Non-recourse borrowings of US operations (note i):
Investment subsidiaries of Jackson	22
Piedmont and CDO funds (note ii)	155

177

Other borrowings:
Bank loans and overdrafts (note iii)	133
Obligations under finance leases	3
Other borrowings (note iv)	363

499

Total	3,168

Notes

i	In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of those subsidiaries and funds.

ii	Piedmont is an investment trust investing in certain asset-backed and mortgage-backed securities in the US. These borrowings pertain to debt instruments issued to external parties.

iii	Bank loans and overdrafts include a short-term loan of £130 million in respect of Asian operations.

iv	Other borrowings represents amounts whose repayment to the lender is contingent on future surpluses emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on the contracts, there is no recourse to other assets of the Prudential Group and the liability is not payable to the degree of shortfall.

v	In addition to the operational borrowings shown in the table above, Prudential has issued £200 million Floating Rate Notes 2010, which were wholly subscribed to by a Prudential Group subsidiary. These borrowings are eliminated on consolidation and so have been excluded from the table above.

(c)	AIA’s borrowings attributable to shareholder-financed operations as at 28 February 2010

	US$m (note i)	£m

Bank loans and overdrafts	574	377
Loans from other AIG companies	50	33
Other borrowings	4	3

Total	628	413

Notes

i	AIA borrowings shown above in US$ have been translated to pounds sterling at a rate of 1.52.

(d) Guaranteed and secured borrowings

Prudential

At 28 February 2010, a total of £543 million of borrowings are secured which includes borrowings with no recourse to assets beyond the investment fund to which they relate or future surpluses on contracts specified in the arrangement. There were no significant guarantees of third party indebtedness at that date.

AIA

Properties with a book value of US$758 million (£498 million) and cash and cash equivalent of US$43 million (£28 million) at 28 February 2010 are pledged as security with respect to amounts disclosed as bank loans of US$496 million and other loans of US$4 million.

At 28 February 2010, AIA has issued capital guarantees and guarantees of indebtedness of approximately US$1 million. No borrowings are guaranteed by third parties.

(e)	Guarantees, contingent liabilities and contingent indebtedness

Prudential

Prudential’s outstanding guarantees and contingent liabilities are disclosed in the Prudential Annual Report for 2009. There has been no material adverse change in Prudential’s outstanding guarantees and contingent liabilities since 31 December 2009.

Prudential has access to committed credit facilities and committed lending liquidity facilities as described in detail in the Prudential Annual Report for 2009. There has been no change in the terms of these facilities as at 28 February 2010.

AIA

AIA Group’s contingent liabilities at 30 November 2009 are described in note 42 of the historical financial information of the AIA Group as disclosed in Part XV of this prospectus. These contingent liabilities at 28 February 2010 are as stated in that note with the exception that the value of mortgage loans to which AIA is exposed under the Australian residential mortgage credit agreement has fallen to US$3,320 million (£2,184 million) and the associated liabilities and related reinsurance assets had fallen to US$20 million (£13 million); and the accumulation value for minimum guaranteed rates of return has risen to US$1,279 million (£841 million).

There has been no material adverse change in AIA’s contingent liabilities since 28 February 2010.

(f)	Mortgages and charges

Prudential

As at 28 February 2010, no member of the Prudential Group has any outstanding mortgages or charges on its property, plant and equipment that would have a material impact on the financial position of the Prudential Group.

AIA

Save as disclosed elsewhere in the prospectus as at 28 February 2010 AIA did not have any outstanding mortgages, charges or other similar indebtedness.

(g)	Obligations under sale and repurchase agreements

Prudential

Obligations under sale and repurchase agreements attributable to shareholder-financed operations as at 28 February 2010 amounted to £676 million.

AIA

Obligations under sale and repurchase agreements as at 28 February 2010 amounted to US$554 million (£364 million).

8.	Industry overview and competition

There are other significant participants in each of the financial services markets in which the Enlarged Group operates. Its competitors include both mutual and stock financial companies. In addition, regulatory and other developments in many of the Enlarged Group’s markets have blurred traditional financial service industry lines and opened the market to new competitors and increased competition. In some of the Enlarged Group’s markets, other companies may have greater financial resources, allowing them to benefit from economies of scale, and may have stronger brands than the Enlarged Group does in that market.

The principal competitive factors affecting the sale of the Enlarged Group’s products in its chosen markets are:

•	price and yields offered,

•	financial strength and ratings,

•	commission levels, charges and other expenses,

•	range of product lines and product quality,

•	brand strength, including reputation and quality of service,

•	distribution channels,

•	investment management performance and

•	historical bonus levels.

An important competitive factor is the ratings the Enlarged Group receives in some of its target markets, most notably in the United States, from recognised rating organisations. The intermediaries with whom the Group works, including financial advisers, tied agents, brokers, wholesalers and financial institutions consider ratings as one factor in determining which provider to purchase financial products from.

As at 31 March 2010:

Prudential’s long-term senior debt is rated as A2 (negative outlook) by Moody’s, A+ (negative watch) by Standard & Poor’s and A+ (negative watch) by Fitch;

Prudential’s short-term debt is rated as P-1 by Moody’s, A-1 by Standard & Poor’s and F1+ (negative watch) by Fitch;

The Prudential Assurance Company Limited long-term fund is rated Aa2 (negative outlook) by Moody’s, AA (negative watch) by Standard & Poor’s and AA+ (negative watch) by Fitch;

Jackson’s financial strength is rated AA (negative watch) by Standard & Poor’s and Fitch, A1 (negative outlook) by Moody’s, and A+ (under review – negative) by AM Best; and

AIA Co is rated A+ (developing) by Standard & Poor’s.

The Enlarged Group has not yet been rated.

The Enlarged Group will offer different products in its different markets in Asia, the UK and the US and, accordingly, will face different competitors and different types of competition in these markets. In all of the markets in which the Enlarged Group will operate its products are not unique and, accordingly, it will face competition from market participants who offer a varying range of similar and identical products.

The information and statistics provided for the Asia Pacific life insurance market in this section include Hong Kong, Korea, Thailand, Singapore, China, Malaysia, the Philippines, Indonesia, Vietnam, Taiwan, India, Australia, and New Zealand but excluding Japan.

For the purpose of this section, data on “life insurance premiums” indicated as derived from Sigma reports (“World insurance in 2008: life premiums fall in the industrialised countries-strong growth in the emerging economies” published by Swiss Re) is primarily based on the following metrics from Sigma reports: “premium income”, “premium volume”, “premiums”, “life insurance premium” and “life premiums”. Market share data based on “life insurance premiums” or “total premiums” is generally based on data published by the industry source indicated.

Described below are some of the key sources and methodologies used in calculating certain information and statistics provided in this section. Please note that the description below is not an exhaustive list of the sources and methodologies used to present the information and statistics set out in this section.

Sigma reports present life insurance premium data on a local currency basis converted to US dollars using the average local currency to US dollar exchange rate for the year indicated. The figures are presented on a nominal basis and are not inflation-adjusted. For the purposes of this document, simple and compound average growth rates for life insurance premiums have been calculated using the as-converted US dollar figures published in the Sigma reports. Since the data is converted at the average yearly exchange rate for each year and is presented in nominal terms, exchange rate and inflation fluctuations may impact the growth rates described in this document.

Sigma reports present GDP data on a local currency basis converted to US dollars using the average local currency to US dollar exchange rate for the year indicated. GDP data from the Sigma reports is presented on a nominal basis and are not inflation-adjusted. For the purposes of this document, simple and compound average growth rates for GDP have been calculated using the as-converted US dollar figures published in the Sigma reports. Since the data are converted at the average yearly exchange rate for each year and is presented in nominal terms, exchange rate and inflation fluctuations may impact the growth rates described in this document.

The Sigma reports referred to above are publicly available and not prepared for the purposes of this document.

This section also includes penetration rate, density rate, savings rate and total population data from the Sigma reports. Penetration rate is a market’s life insurance premium as a percentage of its GDP. Density rate is a market’s life insurance premium per capita. Savings rate is savings as a percentage of disposable income.

Household savings rate data is based on data published in Euromonitor International.

Data on the population above the age of 65 is based on data published in Euromonitor International.

Life insurance market

The life insurance markets in Asia Pacific, the US and the UK generated US$1,279 billion of life insurance premiums in 2008. Prudential operates in these three key regions: Asia (in the following 12 countries, China, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, the Philippines, Singapore, Taiwan, Thailand, Vietnam), UK and US.

The Asia Pacific life insurance market generated US$358.3 billion of life insurance premiums in 2008, comprising 14.4% of aggregate global life insurance premiums. Although the Asia Pacific region was affected by the global financial turmoil in 2008, it recorded GDP growth of 15.4%. Life insurance premiums in the Asia Pacific region grew at a CAGR of 17.5% from 2003 to 2008, primarily driven by strong regional economic growth, favourable demographic changes, social welfare reforms, healthcare demand and insurance market reforms. This compared to a GDP CAGR of 17.1% over the same period.

The UK is the world’s third largest life insurance market and the largest in Europe, with total premium volume in 2008 of £185 billion (US$343 billion). Life insurance premiums in the UK grew at a CAGR from 2003 to 2008 of 17.2%. This compared to a GDP CAGR of 8.3% over the same period.

The US life insurance market generated US$578 billion of life insurance premiums in 2008, comprising approximately 23% of aggregate global life insurance premiums, representing the world’s largest life insurance market. Life insurance premiums in the US grew at a CAGR from 2003 to 2008 of 3.8%. This increase compared to a GDP CAGR of 5.4% over the same period.

The following table sets forth certain life insurance premium and macroeconomic data for the Asia Pacific region, Japan, the US and the UK for the periods indicated:

	Life insurance premiums			GDP
	2008	2008 Share	CAGR	2008	Penetration rate	Density rate	Savings rate
	(US$bn)	of world market in%	2003-2008 (%)	(US$bn)	2008 (%)	2008 (US$)	2008 (%)

Hong Kong	21.3	0.86	16.1	216	9.9	2,930	31.4
Korea(1)	66.4	2.67	9.6	826	8.0	1,348	18.4
Thailand	5.0	0.20	9.0	273	1.8	77	10.9
Singapore	11.4	0.46	15.5	182	6.3	2,549	34.3
China	95.8	3.85	24.2	4,324	2.2	72	36.5
Malaysia(1)	6.1	0.25	12.1	219	2.8	226	23.4
Philippines	1.4	0.06	15.6	169	0.9	16	7.9
Indonesia	4.7	0.19	27.9	514	0.9	20	12.6
Vietnam	0.7	0.03	14.8	90	0.7	8	5.7
Taiwan	52.7	2.12	17.3	396	13.3	2,288	10.0
India	48.9	1.96	29.2	1,218	4.0	41	32.2
Australia	42.7	1.71	13.8	968	4.4	2,038	14.8
New Zealand	1.1	0.04	0.2	127	0.8	253	(8.8)
Japan	367.1	14.74	(0.8)	4,845	7.6	2,870	10.0
US	578.2	23.22	3.8	14,265	4.1	1,901	5.8
UK	342.8	13.76	17.2	2,677	12.8	5,582	-1.1

Source: Swiss Reinsurance Company Sigma Reports No. 3/2004 and No. 3/2009; Euromonitor International for savings rates

(1)	Life insurance industry data is for the 12 months ended 31 March of the year subsequent to the year indicated

Asia

Industry overview and trends

Strong economic growth

The Asia Pacific region has recently experienced strong economic growth and increases in income per capita. GDP in the Asia Pacific region grew at a CAGR of 17.1% from 2003 to 2008, with GDP growth of 15.4% in 2008. This growth is significantly higher than the growth experienced by UK and US (CAGR of 8.3% and 5.4% from 2003 to 2008, and GDP growth of (3.5%) and 3.0% in 2008, respectively).

The following table sets forth key macroeconomic data for the Asia Pacific region for the periods indicated.

							CAGR
	2003	2004	2005	2006	2007	2008	2003-8

GDP (US$bn)	4,325	4,953	6,111	6,861	8,251	9,522	17.1%
Nominal GDP growth (%)	17.3	14.5	23.4	12.3	20.3	15.4
GDP per capita (US$)	1,483	1,677	2,047	2,259	2,660	3,038

Source: Swiss Reinsurance Company Sigma Reports No. 3/2004, No. 2/2005, No. 5/2006, No. 4/2007, No. 3/2008 and No. 3/2009

High historical life insurance premium growth rates

Asia Pacific life insurance premiums increased significantly in recent years, growing at a CAGR of 17.5% from 2003 to 2008 (life insurance premiums grew from US$159.9 billion in 2003 to US$358.3 billion in 2008). Emerging economies within the Asia Pacific region such as China, India and Indonesia each achieved life insurance premium CAGRs of over 20.0% from 2003 to 2008. Relatively more developed economies within the Asia Pacific region such as Hong Kong, Taiwan and Singapore recorded life insurance premium CAGRs of 16.1%, 17.3% and 15.5%, respectively, during the same period.

Continued low penetration and density rates

Markets such as China, Thailand, the Philippines, Indonesia, Vietnam and India all have reported density rates under US$100. Prudential believes that if these economies grow and standards of living improve, the low density and penetration rates in these markets indicate significant growth potential for the Asia Pacific insurance industry.

Favourable demographic changes

The Asia Pacific region had a population of approximately 3.1 billion people, or approximately 47% of the total world population as of 31 December 2008. The Asia Pacific region has experienced high population growth rates historically, and the region’s population is expected to increase by more than 300 million people by 2020. Moreover, from 2003 to 2008, the population in the region above the age of 65 grew at a CAGR of 2.9% (compared to 0.8% and 1.6% for the UK and North America, respectively). In particular, the percentage of the population above the age of 65 in Korea and Singapore has grown significantly from 2003 to 2008, with CAGRs of 4.8% and 5.1%, respectively. The Directors believe that the increasing size of the Asia Pacific region’s population and certain ageing trends and demographic mixes within the region is likely to result in increasing demand for insurance products in the future.

The following table sets forth certain demographic data for the Asia Pacific region for the periods indicated:

	Population (mm)		Population aged 65 and above
	2008	CAGR 2003-2008	% population 2008	CAGR 2003-2008

Asia Pacific	3,134.3	1.4%	7.0	2.9%

Source: Euromonitor International for population above the age of 65; Swiss Reinsurance Company Sigma Reports No. 3/2004 and No. 3/2009 for total population

High household savings rates

Households in China (36.5% in 2008), Hong Kong (31.4% in 2008), Singapore (34.3% in 2008), Korea (18.4% in 2008) and Malaysia (23.4% in 2008) have recorded savings rates above 15% from 2003 to 2008, compared to lower household savings rates in the United States (5.8% in 2008) and the United Kingdom ((1.1)% in 2008). Prudential believes that the high household savings rates in many markets within the Asia Pacific region represent an opportunity for the insurance industry as customers benefiting from these high levels of savings may diversify such savings across a spectrum of financial products, including those offered by insurance companies.

Growing middle class, significant high net worth populations and increasing financial sophistication

The Asia Pacific region has a growing middle class and a significant high net worth population. In particular, markets such as Hong Kong and Singapore already have an established middle class, and many other markets in the Asia Pacific region have an emerging middle class. In 2008, the region (including Kazakhstan, Myanmar and Sri Lanka) had approximately 1 million high net worth individuals, which represents an aggregate of approximately US$4.2 trillion in wealth, or approximately 13.0% of total worldwide wealth. In addition, the high net worth population in China is currently the fourth largest in the world after the United States, Japan and Germany.

Gaps in health and protection coverage driving growth for health and protection insurance products

There is a wide spectrum of public and private healthcare schemes across the Asia Pacific region. While many markets have government-provided healthcare, such healthcare is often subject to limitations, including with respect to the extent and quality of coverage. Moreover, individual out-of-pocket costs for healthcare are a significant percentage of healthcare expenditures in the Asia Pacific region, based on data published by the Organization for Economic Co-operation and Development. Even in markets such as Hong Kong and Korea, which provide broad healthcare coverage for residents, individual out-of-pocket healthcare expenditures account for over 30% of total healthcare expenditures, based on data published by the World Health Organization (compared with 15% for Japan and 13% for the US). Individual out-of-pocket costs for healthcare are projected to continue to be a significant percentage of healthcare expenditures in many Asia Pacific markets: by 2014, a projected 66% in Singapore, 60% in Hong Kong, 55% in Malaysia, 54% in China, 45% in Korea and 25% in Thailand. This compares to 55% in the United States, 26% in Europe and 14% in Japan. Per capita health expenditures of retirees in East Asia (as classified by the World Health Organization) are projected to triple by 2015. Many markets in the region have been receptive to private sector solutions that address health and protection coverage gaps and reduce individual out-of-pocket healthcare expenditures.

There is a growing gap in health and protection coverage in the Asia Pacific region and there is growing customer awareness of health and protection needs and insurance products. Prudential believes that these trends present an opportunity in both the group health insurance segment (serving employers who provide health and protection insurance benefits to their employees) and in the individual segment (in particular, to high net worth individuals who seek more comprehensive healthcare coverage).

Developing pension markets

In 2008, the Asia Pacific region accounted for approximately 47% of the world’s population but only a small portion of global pension assets. In particular in 2007, China, Korea, India, Hong Kong and Singapore had an aggregate of approximately 38% of the world’s population, but only had private pension assets to the value of US$280 billion, 2.7% of the equivalent value of private pension assets held in the US (US$10 trillion). In addition, government sponsored pension programmes in developed economies like Singapore and Hong Kong have created an opportunity for the private sector and benefited insurance companies in the region. For example, a significant portion of Singapore’s pension assets are held by the Central Provident Fund and insurance products credited for approximately 67% of the Central Provident Fund’s pension assets in the first half of 2008. Prudential believes the relatively low percentage of pension assets represent a growth opportunity for the Asia Pacific insurance industry.

Shift to multi-channel distribution

While life insurance companies in the Asia Pacific region have historically focused on traditional agency distribution, many life insurance companies have expanded their distribution network to include other channels such as bancassurance, direct marketing and brokers. In certain markets within the Asia Pacific region, bancassurance has become a significant distribution channel and has enabled life insurance companies to reach a broad customer base, in part as a result of certain markets’ extensive banking networks. Prudential believes that there is potential for a shift from traditional agency to multi-channel distribution in many Asia Pacific markets.

Country market overview

Hong Kong

The Hong Kong life insurance market was the sixth largest in the Asia Pacific region, with approximately US$21.3 billion in life insurance premiums in 2008. Prudential considers Hong Kong to be a sophisticated and developed insurance market within the Asia Pacific region. The Hong Kong life insurance industry has experienced double digit life insurance premium growth, with a CAGR of approximately 16.1% between 2003 and 2008. The Directors believe this recent premium growth and Hong Kong’s recent economic growth (GDP grew at a CAGR of approximately 6.3% from 2003 to 2008), coupled with its penetration rate (9.9% in 2008) and density rate (over US$2,900 in 2008), suggest a developed life insurance market within the Asia Pacific region with a demonstrated customer demand for insurance products.

The Hong Kong life insurance market had approximately 46 life insurance companies and 19 composite insurance companies as of 30 June 2009. The following table sets forth the top five life insurance companies in Hong Kong by market share of life insurance APE in 2009 based on data published by the OCI:

Company	Rank by Market Share(1)

HSBC Insurance	1
Prudential Group	2
AIA Group	3
BOC Life	4
Hang Seng Insurance	5

(1)	Market share data excludes retirement scheme-related group business classes G and H, as categorised by the OCI

Thailand

Thailand’s life insurance market was the ninth largest in the Asia Pacific region in 2008, with approximately US$5.0 billion of life insurance premiums. Life insurance premiums grew at a 9.0% CAGR between 2003 and 2008. The Directors believe the relatively small size of the life insurance market and the relatively low penetration rate (1.8% in 2008) and density rate (approximately US$77 in 2008) suggest a developing life insurance market within the region with significant growth opportunities.

The following table shows ranking by market share of the top five life insurance companies and the Prudential Group for 2009, ranked by weighted first-year premium, based on data from the Thailand Life Assurance Association:

Company	Rank by Market Share

AIA Group	1
Thai Life	2
SC New York Life	3
Muang Thai	4
Bangkok Life	5
Prudential Group	12

Singapore

Singapore’s life insurance market is the seventh largest in the Asia Pacific region, with approximately US$11.4 billion of life insurance premiums in 2008. Life insurance premiums grew at a 15.5% CAGR between 2003 and 2008. Prudential believes Singapore is an attractive and developed life insurance market within the Asia Pacific region because of its status as a regional financial centre, its compulsory social security savings scheme (the Central Provident Fund), penetration rate (6.3% in 2008) and density rate (over US$2,500 in 2008). The Directors believe that the country’s small population and significant wealth have created a market that presents unique growth opportunities for insurance companies.

There were approximately 16 life insurance companies in the Singapore life insurance market as of 30 June 2009. The following table sets forth the top five life insurance companies in Singapore by market share of life insurance premiums in the first half of 2009 on a weighted new business basis:

Company	Rank by Market Share

Prudential Group	1
NTUC Income	2
GE Life	3
AIA Group	4
ManuLife	5

Source: Watson Wyatt Asian Life insurance market update, September 2009.

Malaysia

With life insurance premiums of approximately US$6.1 billion in the 12 months ended 31 March 2009, Malaysia’s life insurance market is the eighth largest in the Asia Pacific region. Life insurance premiums grew at a CAGR of 12.1% between 31 March 2003 and 31 March 2009. The Directors believe that Malaysia’s recent economic growth (GDP grew at a CAGR of approximately 15.8% from 2003 to 2008) and penetration rate (2.8% in the 12 months ended 31 March 2009) suggest a developing life insurance market within the Asia Pacific region with strong growth opportunities.

There were approximately 16 registered life insurers in Malaysia’s life insurance market as of 31 December 2008. The following table sets forth the top five life insurance companies in Malaysia by market share of life insurance premiums on APE basis in 2009 based on data published by the Life Insurance Association of Malaysia and Insurance Services Malaysia:

Company	Rank by Market Share(1)

Prudential Group	1
GE Life	2
ING	3
AIA Group	4
Allianz	5

(1)	Market share data includes Takaful business

India

India’s life insurance market was the tenth largest in the world and fourth largest in the Asia Pacific region in 2008, with approximately US$48.9 billion of life insurance premiums. Life insurance premiums grew at a 29.2% CAGR between 2003 and 2008. The US$48.9 billion in premiums written by the Indian life insurance sector in 2008 implied a global market share of 2.0% and 13.6% in an Asian Pacific context. India’s exceptionally strong growth in industry premiums, which is the highest in the region, is primarily due to new entrants ramping up their franchise expansion. Prudential believes that India’s long-term life insurance market growth prospects remain exceptional in view of the ongoing rapid development of the Indian economy.

There were approximately 23 life insurance companies in the Indian life insurance market as of 31 March 2009. The following table sets forth the top four private life insurance companies in India by market share of weighted first-year premium in 2009 based on data published by the Insurance Regulatory and Development Authority:

Company	Rank by Market Share

ICICI Prudential	1
SBI Life	2
Bajaj Allianz Life	3
Reliance Life	4

China

With life insurance premiums of approximately US$95.8 billion in 2008, the Chinese life insurance market is the largest in the Asia Pacific region and the sixth largest in the world. China’s life insurance market has recorded significant growth in recent years, with total premiums increasing at a CAGR of 24.2% between 2003 and 2008. Prudential believes that China’s large economy (the third largest in the world in terms of GDP), recent economic growth (GDP grew at a CAGR of approximately 25.1% from 2003 to 2008) and large population (19.8% of the world’s total as of 31 December 2008) combined with the life insurance market’s recent premium growth and penetration rate (2.2% in 2008), suggest a large life insurance market with significant growth opportunities.

China’s life insurance market is currently dominated by five domestic Chinese life insurance companies that collectively held an aggregate market share of almost 79% of life insurance premiums in 2009. Foreign life insurance companies held an aggregate market share of approximately 5% of life insurance premiums in 2009 according to data published by the China Insurance Regulatory Commission. The following table sets forth the top five foreign life insurance companies by market share of weighted first-year premiums in 2009 based on data published by the National Insurance Industry Communication Club of China:

Company	Rank by Market Share

AIA Group	1
Aviva COFCO	2
Hua Tai	3
CITIC-Prudential	4
Metlife	5

Korea

With approximately US$66.4 billion in life insurance premiums in the 12 months ended 31 March 2009, the Korean life insurance market is the eighth largest in the world and the second largest in the Asia Pacific region. Life insurance premiums grew at a CAGR of approximately 9.6% between 31 March 2003 and 31 March 2009. Prudential believes that the size of the market, together with its penetration rate (8.0% in the 12 months ended 31 March 2009) and density rate (over US$1,300 in the 12 months ended 31 March 2009), suggest a developed life insurance market within the region with a demonstrated customer demand for insurance products.

There were approximately 22 life insurance companies in the Korean life insurance market as of 31 December 2008.

The Philippines

With life insurance premiums of approximately US$1.4 billion in 2008, the Philippines’ life insurance market is the eleventh largest in the Asia Pacific region. Life insurance premiums grew at a CAGR of 15.6% from 2003 to 2008. Prudential believes that the market’s low penetration rate (0.9% in 2008) and density rate (approximately US$16 in 2008) suggest a life insurance market in the early stages of development with significant growth opportunities.

The following table sets forth the top five life insurance companies in 2008 in the Philippines for weighted first year premiums:

Company	Rank by Market Share

Philamlife	1
Sunlife	2
Pru Life	3
Insular Life	4
AXA	5

Source: These ratings have been derived internally by Prudential from publicly available results released by the companies listed above.

Indonesia

Indonesia’s life insurance market is the tenth largest in the Asia Pacific region, with approximately US$4.7 billion of life insurance premiums in 2008. Indonesia’s life insurance market has recorded significant growth in recent years, with life insurance premiums increasing at a CAGR of 27.9% between 2003 and 2008. Prudential believes that this recent premium growth coupled with the country’s large population (fourth largest in the world) and low penetration rate (0.9% in 2008) and density rate (approximately US$20 in 2008) suggest a developing life insurance market with strong growth opportunities.

The following table sets forth the ranking of the top five life insurance companies in Indonesia and AIA based on weighted first year premiums in 2009 based on data published by the Life Insurance Association of Indonesia:

Company	Rank by Market Share

Prudential Group	1
Bumputera 1912	2
Mega Life	3
Allianz Life Indonesia	4
AXA Group	5
AIA	7

Taiwan

With approximately US$52.7 billion of life insurance premiums in 2008, Taiwan’s life insurance market is the third largest in the Asia Pacific region and the ninth largest in the world. Life insurance premiums grew at a CAGR of 17.3% from 2003 to 2008. Prudential believes that the market’s penetration rate (13.3% in 2008) and density rate (over US$2,200 in 2008) suggest that it is a developed market within the Asia Pacific region with a demonstrated customer demand for life insurance products.

Vietnam

Vietnam’s life insurance market had approximately US$0.7 billion of life insurance premiums in 2008. Life insurance premiums grew at a CAGR of 14.8% from 2003 to 2008. Prudential believes that the country’s growing economy (GDP grew at a CAGR of approximately 18.8% from 2003 to 2008) and a population that is largely uninsured (0.7% penetration rate in 2008) suggest strong growth opportunities in the life insurance market despite the challenges of distributing insurance products in a market in which only 28% of the population is urbanised.

The following table sets forth the top five life insurance companies in Vietnam based on weighted first year premiums for 2009 based on data published by the Association of Vietnam Insurers:

Company	Rank by Market share

Prudential Group	1
Bào Viêt Life	2
Manulife	3
ACE Life	4
AIA Group	5

Australia

Australia’s life insurance market is the fifth largest in the Asia Pacific region, with approximately US$42.7 billion of life insurance premiums in 2008. Life insurance premiums grew at a CAGR of 13.8% from 2003 to 2008. AIA Australia focuses on the life risk insurance segment. This segment, which consists primarily of protection products (as opposed to wealth, investment and superannuation products), had total premiums of approximately US$6.8 billion in 2008. Prudential believes that the Australian life insurance market is a developed market within the Asia Pacific region supported by a robust economic and regulatory framework, compulsory employer contributions to Australia’s superannuation system (a pension system) and favourable tax treatment for individuals purchasing life insurance products through the superannuation system (group insurance).

New Zealand

New Zealand’s life insurance market had approximately US$1.1 billion of life insurance premiums in 2008. Prudential believes that the market is supported by a relatively developed economic framework and that it has a low penetration rate (0.8% in 2008).

External competition

The competitive landscape across the Asia Pacific region differs widely by geographical market, reflecting differing levels of market maturity and regulation. Prudential’s competitors include both the subsidiaries of global life insurers and local domestic (including state-owned) entities. Subsidiaries of global life insurance groups that operate in the Asia Pacific region tend to operate in multiple markets in the region, and some currently have top five market shares in a small number of markets. The majority of local domestic life insurers in the Asia Pacific region remain focused on their core home markets. The developed and liberalised markets of Hong Kong and Singapore are dominated by subsidiaries and branches of global life insurance groups. The developing markets in South East Asia such as Indonesia, Vietnam and the Philippines also see a high level of participation by global life insurance groups. The large and relatively mature markets of Korea and Taiwan are dominated by local domestic insurers. In certain countries with continued foreign ownership restrictions (such as China and India), the life insurance markets are dominated by local domestic insurers or by joint venture entities between global insurance groups and local companies.

The global life insurers that are Prudential’s competitors in the Asia Pacific region include Allianz, Aviva, AXA Asia Pacific, ING and Manulife. Other competitors relevant in one or two of Prudential’s key markets include HSBC Life in Hong Kong, Korea Life, Kyobo Life and Samsung Life in Korea, Thai Life in Thailand, Great Eastern in Singapore and Malaysia, and China Life, China Pacific and Ping An in China.

US

The US experienced relatively strong GDP growth throughout the period, with GDP in 2008 totalling US$14,265 billion with a CAGR from 2003 to 2008 of 5.4%.

The following table sets forth key macroeconomic data for the US for the periods indicated.

							CAGR
	2003	2004	2005	2006	2007	2008	2003-8

GDP (US$bn)	10,988	11,735	12,487	13,247	13,844	14,265	5.4%
Nominal GDP growth (%)	4.8	6.8	6.4	6.1	4.5	3.0
GDP per capita (US$)	37,864	40,133	42,343	44,423	46,009	46,893

Sources: Swiss Reinsurance Company: Sigma Reports No. 3/2004, No. 2/2005, No. 5/2006, No. 4/2007, No. 3/2008 and No. 3/2009;

Following the recent downturn in 2007, 2008 and the first half of 2009, the US economic growth solidified and broadened in the second half of 2009. However, overall prospects remain uncertain. The US economic recovery is expected to remain sluggish by past standards, as the forces driving it are to a certain extent temporary in nature, notably the exceptional fiscal stimuli put in place and the additional liquidity provided by the Federal Reserve to support credit markets.

Strong growth prospects

Despite the uncertain economic situation, Prudential believes that the fundamentals of the US life and retirement market remain strong.

The US retirement market is the largest in the world and is expected to grow significantly over the next 5 to 10 years, underpinned by favourable demographic and socio-economic trends, as 78 million baby boomers (source: US Census Bureau) are expected to reach retirement over the next 20 years and their retirement assets will shift from asset accumulation to the phase of income distribution. There are already US$2 trillion of assets generating retirement income in the US — and this amount is forecast to rise to some US$7 trillion by 2029 (source: Tiburon Strategic Advisers, LLC).

The following table sets forth certain life insurance premium and macroeconomic data for the United States for the periods indicated.

						Density
		Life insurance premiums		GDP	Penetration rate	rate	Savings
	2008		CAGR	2008	2008	2008	rate
	(US$bn)	2008 Share of world market in %	2003-2008 (%)	(US$bn)	(%)	(US$)	2008 (%)

US	578.2	23.2	3.8	14,265	4.1	1,901	5.8

Sources: Swiss Reinsurance Company: Sigma Reports No. 3/2004 and No. 3/2009 and Euromonitor International for savings rates

Life insurance premiums in the United States increased in recent years, growing at a CAGR of 3.8% from 2003 to 2008 (from US$481 billion in 2003 to US$578 billion in 2008). Including group pension 401(k) business, life insurance penetration was 4.1% in 2008.

Market growth underpinned by demographic and socio-economic factors

The following table sets forth certain demographic data for the United States for the periods indicated.

			Population aged 65 and
	Population (mm)		above
		CAGR	% population	CAGR
	2008	2003-2008	2008	2003-2008

US	304.2	0.9	12.8	1.6

Sources: Euromonitor International for population above the age of 65; Swiss Reinsurance Company: Sigma Reports No. 3/2004 and No. 3/2009 for total population

Market growth in the US is expected to be driven by the concentration of wealth in the older segments of the population. Life expectancy has been increasing materially over the past decades, while at the same time average retirement ages have fallen significantly. These trends led to a large increase in the average time individuals spend in retirement, and, consequently, have increased the risk that individuals’ finances will be insufficient to cover the costs of living in retirement.

Consumer sentiment shifting back to equity-linked products

The typical retail product offering in the US life insurance market consists of life and annuity products. Annuity products are long-term individual retirement products, which offer tax-deferred accumulation on the funds invested until proceeds are withdrawn from the policy. Annuities include fixed annuities (FA), fixed-index annuities (FIA) and variable annuities (VA).

VA are tax-advantaged, deferred annuities where the rate of return depends upon the performance of the underlying portfolio. They are used for asset accumulation in retirement planning and to provide income in retirement. VA products are typically sold with guaranteed benefit options, which customers can elect and pay for.

There was a consumer shift from VA to FA and FIA products in 2008 and the first half of 2009 but this trend began to reverse in the second half of 2009, and is expected to continue to reverse in 2010 and into the near future as equity market sentiment gradually recovers.

Quality and independent advice key to consumer choice

US life insurance companies typically market their retail products through independent agents, independent broker-dealer firms, regional broker-dealers, wirehouses and banks, registered investment advisers as well as career agencies.

In the US insurance market, over the past decades, independent distribution channels have significantly outpaced traditional career agents and are expected to continue to grow in the future. In general, independent channels can provide a broader range of products, although they typically sell products from only a handful of firms. While they are not controlled by one firm and insurers tend to lose control over what they sell, independent channels are viewed as more objective by consumers. This channel is less costly to insurers than a career channel due to the lower level of support provided.

Recent economic turmoil caused disruption to annuity market

The recent economic turmoil has impacted on the competitive environment in the US life and retirement market. Specifically, in the VA market, product supplier concentration has occurred as a result of the recent economic events. What used to be a variable annuity market with around 15 major providers has contracted to a market with currently only about five major providers. The combined VA market share of the top five VA providers increased from 42.9% in full-year 2008 to 49.9% in full-year 2009 (Source: Morningstar Annuity Research Center).

Weaker and financially distressed competitors have been trying to restructure their business models by disposing of assets and books of business as well as downsizing their cost bases.

Over the medium term, the perception of financial strength coupled with access to quality, advice-based distribution and cost-effective technology, will continue to be key drivers of competitiveness in the US retirement market, along with continued innovation in product design and speed to market.

Increasing regulatory scrutiny

The US market is facing increased regulatory scrutiny, and regulatory actions are expected to lead to increased distribution costs due to the need for advisers to obtain securities licences, and decreasing adviser commissions across the various channels.

Competition

The Prudential Group’s insurance operations in the US operate under the Jackson brand. Prudential is not affiliated with Prudential Financial, Inc. or its subsidiary, The Prudential Insurance Company of America.

Jackson’s competitors in the United States include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies. National banks, in particular, may become more significant competitors in the future for insurers who sell annuities, as a result of recent legislation, court decisions and regulatory actions. Jackson’s principal life insurance company competitors in the United States include AXA Financial Inc., Hartford Life Inc., Lincoln National, AIG, ING, MetLife, Prudential Financial and TIAA-CREF.

Jackson does not have a significant career agency sales force to distribute its annuity products in the United States and, consequently, competes for distributors such as banks, broker-dealers and independent agents.

The following table sets forth the top five variable annuities providers in the US by market share in 2009 based on data published by Morningstar (formerly VARDS):

Company	Rank by Market Share

Prudential Financial	1
MetLife	2
TIAA-CREF	3
Jackson	4
Lincoln	5

The following table sets forth the top five fixed annuities providers in the US by market share in 2009 based on data published by the Life Insurance and Market Research Association (“LIMRA”):

Company	Rank by Market Share

NY Life	1
AIG	2
MetLife	3
AEGON	4
Pacific Life	5
Jackson	13

The following table sets forth the top five fixed index annuities providers in the US by market share in 2009 based on data published by AnnuitySpecs.com:

Company	Rank by Market Share

Allianz	1
Aviva	2
American Equity	3
Jackson	4
Lincoln	5

UK

The UK life insurance market is characterised by an ageing population with a concentration of wealth in the mass affluent and high net worth sectors. Distribution is currently dominated by intermediaries, though the implementation of the FSA’s Retail Distribution Review may result in some realignment of the distribution landscape. The EU Solvency II Directive, which sets out new principles of insurance regulation, may also have an impact on the insurance industry in Europe.

Industry overview and trends

Significant life insurance market

The UK life insurance market generated US$342.8 billion of life insurance premiums in 2008, comprising 13.8% of aggregate global life insurance premiums and making the UK the world’s third largest life insurance market. Life insurance premiums in the UK grew at a CAGR of 17.2% from 2003 to 2008 while penetration increased from 8.9% in 2003 to 12.8% in 2008.

The following table sets forth the key macroeconomic and life insurance market data for the UK for the periods indicated.

					Penetration	Density	Savings
	Life insurance premiums			GDP	rate	rate	rate
		2008 Share
	2008	of world	CAGR	2008	2008	2008
	(US$bn)	market (%)	2003–2008 (%)	(US$bn)	(%)	(US$)	2008 (%)

UK	342.8	13.8	17.2	2,677	12.8	5,582	-1.1

Sources: Swiss Reinsurance Company: Sigma Reports No. 3/2004 and No. 3/2009 and Euromonitor International for savings rate

Ageing population

Based on Office of National Statistics data on life expectancies and current population sizes, it is projected that there will be a 16% increase in the number of people aged 60 and over by the end of 2018. This demographic trend affects the cost of health care and pensions and there are likely to be growing changes in the concept of work and retirement in the future, with people working longer and phased or partial retirement becoming more commonplace.

Prudential believes that this trend towards an ageing population may result in increased demand for retirement products, notably annuities.

The following table sets forth certain demographic data for the United Kingdom for the periods indicated.

			Population (mm)
				% Change	% Change
Age Group	2008	2018	2028	2008-2018	2008-2028

0-14	10.8	11.5	11.9	6%	10%
15-29	12.3	12.3	12.3	0%	0%
30-44	13.0	12.8	14.2	-2%	9%
45-59	11.8	13.2	12.2	12%	3%
60-74	8.8	10.0	11.4	14%	30%
75+	4.8	5.8	7.9	21%	65%
All ages	61.4	65.6	69.8	7%	14%

Source: UK Office of National Statistics: National Population Projections 2008-based

Low savings rates and high levels of consumer debt

In January 2010, average household debt was £8,939 excluding mortgage debt, and £58,040 including mortgage debt. The following table shows the household savings rates in the UK for the periods indicated.

	2003	2004	2005	2006	2007	2008
Household savings ratio (%)	3	0.7	1.2	0.9	-1.7	-1.1

The household savings ratio is households’ saving as a percentage of total available households’ resources.

Source: Euromonitor International

Shift in responsibility for retirement provision towards individuals

As pension benefits offered by the state and companies become increasingly less generous, responsibility for saving and retirement has shifted towards individuals. The level of the state pension has increased in line with inflation rather than earnings and the age for pension entitlement will increase from 65 to 68 in 2024. Companies have generally replaced defined benefit pension schemes with less generous defined contribution pension schemes, whereby the individual bears investment risk. These developments, coupled with low personal savings rates, have contributed to a significant ‘savings gap’.

Distribution trends

Intermediaries remain the dominant distribution channel in the life and pension market, with around 70% of the market currently distributed through this channel. Financial advisers have tended to move upmarket to target the high net worth and mass affluent segments of the market. The FSA’s Retail Distribution Review, which is expected to be fully implemented in 2012, may prompt a realignment of the distribution landscape.
It is still too early to predict the full impact of the RDR but it is anticipated that it will result in a shake-up of the advisory sector with many older IFAs, operating in smaller firms and focusing on a transactional ‘sales’ based approach, being forced from the industry by a combination of the loss of commission, the requirement to undertake training and higher capital requirements. Prudential has been preparing for the introduction of RDR for some time and is continuing to work with the regulator, industry bodies and distributors on ways to help advisers make the transition to the new environment.

Competition

Prudential’s principal competitors include many of the major stock and mutual retail financial services and fund management companies operating in the United Kingdom. These companies include Aviva, Legal & General, Standard Life, Resolution, Lloyds Banking Group, Aegon, AXA, Zurich Financial Services, Fidelity, Invesco, Jupiter, Threadneedle and Schroders. The Enlarged Group will compete with other providers of financial products to be included on financial advisers’ panels of preferred providers.

In the United Kingdom, the level of bonuses on the Prudential Group’s with-profits products is an important competitive measure for attracting new business through financial advisers. The ability to declare competitive bonuses depends, in part, on a company’s financial strength, which enables it to adopt an investment approach with a higher weighting in equities and real estate and allows it to smooth the fluctuations in investment performance upon which bonuses are based.

Asset Management

The average profit margin in the asset management industry across 32 major markets representing more than 95% of the global asset management market, fell from 38% of net revenues at the end of 2007 to 34% at the end of 2008—the lowest in 4 years. The economic environment has improved in the second half of 2009 and Prudential believes there are grounds for cautious optimism.

UK and European asset management market and trends

According to McKinsey Asset Management Survey 2009, the Western European asset management market is the second largest in the world, and in ‘normal’ markets is expected to grow at 4% per annum on average to 2014.

According to The Boston Consulting Group (BCG) Asset Management Survey 2009, the industry is polarised, with growth expected only for:

•	passively managed products, including Exchange Traded Funds (ETFs), where it is a game of scale because of the minute (and shrinking) margins;

•	active long-only houses that can demonstrate a track record of sustained out-performance in the long term; and

•	innovative products, like guaranteed products and hedge funds.

On the other hand, traditional actively managed funds with average performance have the lowest growth prospects over the period 2008-2012 and will be under margin pressure.

In both the UK and Europe, changes are expected in the asset management market. In the UK the Retail Distribution Review is expected to foster transparency of fees leading to an impartial advice model. In Europe, the trend appears to be for banks to open their fund architecture. This presents a major opportunity for managers with well performing funds in the right classes (e.g. M&G) who are able to obtain approval from the fund selectors of the banks. Another key development is the Undertakings for Collective Investments in Transferable Securities (“UCITS”) IV regulations. UCITS funds were very robust during the crisis and are becoming the default financial services product, exportable across geographies.

M&G’s principal competitors are the main fund management companies operating in the United Kingdom and Europe. These companies include Fidelity, Invesco Perpetual, Jupiter, Threadneedle, Schroders, Legal and General Investment Management, Standard Life Investments and BlackRock.

Asian asset management and market trends

The total asset management market in Asia ex-Japan is £800 billion with retail accounting for 54% of assets under management and 70% of pre-tax profit at the end of 2008. The retail and high net worth investors markets are expected to grow at 10-20% per year in Asia ex-Japan as a whole, driven by favourable socio-economic trends. Specifically, high economic growth and savings rates coupled with low penetration of mutual funds as a share of household financial assets compared to Europe. Margins in Asia are expected to continue to be higher than the rest of the world.

Across the region, banks currently dominate fund distribution and it is expected that they will continue to remain the largest channel for the foreseeable future. Overall, the market distribution mix in 2010 is expected to remain largely the same as 2009, with banks accounting for the majority of sales in most markets (e.g. 75% in China, 75% in Hong Kong, 56% in Thailand (in 2008), 62% in Singapore, 52% in Japan), brokers keeping a large share in Korea (50%), Japan (46%) and India (40%) and IFAs and other channels strong in Taiwan (58%), India (29%) and to a lesser extent in Singapore (13%).

Asia was traditionally an actively managed funds environment, but over the last 2-3 years ETFs have had strong growth, in excess of 20% per year, and this growth trend may continue.

PART VIII

INFORMATION ABOUT THE AIA GROUP

For the purposes of reading this Part of the prospectus, you should refer to the list of explanations set out in paragraph 15 of Part XIII (Operating and Financial Review of the AIA Group) which contains explanations of certain terms used only in this Part VIII and Part XIII (Operating and Financial Review of the AIA Group) of this prospectus. These terms and their meanings may not always correspond to standard industry meaning or usage of these terms.

Unless otherwise indicated, the financial data relating to the AIA Group in this Part VIII has been extracted without material adjustment from the historical financial information of the AIA Group as reported on by PricewaterhouseCoopers set out at Part XV (Historical Financial Information for AIA Group) of this prospectus or from AIA Group’s unaudited accounting records, operating systems and other information prepared by AIA or Prudential.

1.	Overview

The AIA Group is a leading life insurance organisation in Asia Pacific that traces its roots in the region back more than 90 years. It provides individuals and businesses with products and services for their evolving insurance, protection, savings, investments and retirement needs in 15 geographical markets in the region: Hong Kong, Korea, Thailand, Singapore, China, Malaysia, the Philippines, Australia, Indonesia, Vietnam, Taiwan, New Zealand, India, Macau and Brunei. In FY 2009, the AIA Group had US$11,632 million in total weighted premium income (“TWPI”). As of 30 November 2009, it had US$91.5 billion in total assets and total equity attributable to shareholders of AIA of US$15.3 billion.

As of 30 November 2009, the AIA Group (excluding AIA India, a joint venture in which the AIA Group has a 26% equity interest) had approximately 15,500 employees serving the holders of its approximately 21.3 million in-force policies and approximately 9 million participating members of its clients for group life, medical, credit life coverage and pension products.

The AIA Group derives substantially all of its premiums from its 15 geographical markets across the Asia Pacific region. The AIA Group’s individual local operating units are significant businesses in their own right, with Hong Kong, Singapore and Thailand each contributing more than US$350 million of operating profit in FY 2009. At the same time, in FY 2008 and FY 2009, no more than 25% of the AIA Group’s TWPI came from any one geographical market.

The AIA Group’s extensive book of in-force business has created (i) a stable operating profit base, with (ii) high renewal premiums (84.1% of its TWPI consisted of renewal premium in 2009). In FY 2009, the AIA Group had an operating profit of US$1,835 million and an AIA operating margin of 15.8%. In addition, as of 30 November 2009, it had capital in excess of its requirements under relevant Hong Kong insurance regulatory guidance and it complied with relevant capital adequacy requirements in each of its geographical markets.

The AIA Group was a market leader in the Asia Pacific region based on life insurance premiums in 2008, according to regulatory and industry sources in the relevant market. Owing to its historic roots in the Asia Pacific region, the AIA Group has built a network made up almost entirely of wholly-owned businesses operating as branches or subsidiaries.

As of 30 November 2009, the AIA Group’s tied agency force consisted of approximately 162,720 agents (excluding those who serve AIA India). In each of Hong Kong, Singapore, and Thailand, the AIA Group’s agency force made up more than 15% of the total agents in that market in 2008.

More recently, the AIA Group has developed its other distribution channels, particularly bancassurance and direct marketing. Bancassurance relationships, in the AIA Group’s geographical markets excluding India, provide potential access to approximately 12,000 of its partners’ bank branches.

2.	History

2.1	Origins and development

The AIA Group traces its roots in Asia to 1919 when Cornelius Vander Starr, a young American entrepreneur, established a fire and marine insurance agency in Shanghai.

In 1931, the AIA Group’s principal operating subsidiary, AIA Co, was initially registered in Shanghai as a Hong Kong company under the name International Assurance Company, Limited (later changed to American International Assurance Company, Limited). Within 7 years, the business had expanded into several other markets in Asia Pacific through the establishment of branches in Singapore (1931), Hong Kong (1931), Malaysia (1934) and Thailand (1938, in respect of life insurance business), all of which remain key markets for the AIA Group today.

In the late 1940s, events in China led to the transfer of AIA Co’s regional office to Hong Kong and, in 1950, the suspension of operations in the PRC. AIA Co’s new Hong Kong base became the platform for a programme of post-war expansion with the geographical footprint of the AIA Group companies and branches expanding to include Brunei (1957), Australia (1972, in respect of life insurance business), New Zealand (1981), Macau (1982), Indonesia (1984), Korea (1987), Taiwan (1990), Vietnam (2000) and India (2001). Hong Kong was also the gateway back to mainland China in 1992 when AIA Co became the first foreign insurer to receive a licence to sell life insurance in the PRC and opened a branch office in Shanghai. Today, the AIA Group operates in China with licensed sales offices in 2 provinces (Guangdong and Jiangsu) and 3 cities (Shanghai, Beijing and Shenzhen).

Today, the AIA Group’s Hong Kong base is the hub of an insurance network that spans the following 15 geographical markets:

	Commencement of
	Life Insurance
Geographical Market	Operations	Ownership Structure

Singapore	1931	Branch
Hong Kong	1931	Branch
Malaysia	1934	Wholly-owned subsidiary (transferred from a branch in 2008)
Thailand	1938	Branch
Philippines	1947	Subsidiary (owned 99.78%)
Brunei	1957	Branch
Australia	1972	Wholly-owned subsidiary
New Zealand	1981	Branch
Macau	1982	Branch
Indonesia	1984	Joint venture*
Indonesia	1999	Wholly-owned subsidiary**
Korea	1987	Branch
Taiwan	1990	Branch
China	1992	Branches
Vietnam	2000	Wholly-owned subsidiary
India	2001	Joint venture

*	Initial operation was via a joint venture that was divested on 22 October 2009.
**	The current Indonesian business is operated through PT AIA Financial. See section 6 (Primary operating units) below.

2.2	The AIG Events

In the second half of 2008, the AIA Group’s parent, AIG, experienced an unprecedented strain on liquidity. The two principal causes of the liquidity strain were demands for the return of cash collateral under AIG’s US securities lending programme and collateral calls on AIG Financial Product Corp.’s super senior multi-sector collateralised debt obligations (“CDO”) credit default swap portfolio. Both of these liquidity strains were significantly exacerbated by the downgrades of AIG’s long-term debt ratings by S&P, Moody’s and Fitch on 15 September 2008.

As a result of AIG’s liquidity requirements and certain other events (collectively, the “AIG Events”) and AIG’s inability to find a viable private sector solution to its liquidity issues, AIG entered into the FRBNY Credit Agreement with FRBNY on 22 September 2008.

In March 2009, AIG announced that it had agreed to transfer its equity ownership of AIA Co to a special purpose vehicle in return for a reduction of the debt owed by AIG under the FRBNY Credit Agreement.

In May 2009, AIG announced that it would take additional steps to position the AIA Group as a separate entity and seek a public listing.

2.3	Impact of the AIG Events on the AIA Group

The impact of the AIG Events on AIA Co included reputational damage, a decline in the value of new business, an increase in surrendered policies and the adverse impact on its capitalisation resulting from the decline in the value of AIG stock owned by AIA Co. Throughout this period, AIA Co worked closely with its regulators to ensure that policyholders were not adversely impacted by the AIG Events and to comply with regulatory requirements (including regulatory orders designed to protect the AIA Group’s assets in several of its geographical markets).

Subsequent to the AIG Events, AIA Group management took steps to enhance the capital adequacy of the AIA Group by unwinding certain arrangements with the AIG Group. For more information concerning the financial performance of the AIA Group, see Part XIII (Operating and Financial Review of the AIA Group).

2.4	Reorganisation

In 2009, the AIA Group was reorganised in order to improve operational and financial efficiency, respond to the AIG Events and better position the AIA Group for a public offering or a sale (collectively, the “Reorganisation”). The Reorganisation consisted of three phases: (1) rationalisation of the AIA Group structure; (2) reorganisation driven by the AIG Events; and (3) preparation for a public offering or a sale.

Phase I — Rationalisation of the AIA Group Structure

For historical reasons, a number of the life insurance businesses that worked closely with AIA Co, and now form part of the AIA Group, were held directly by AIRCO, rather than as subsidiaries of AIA Co, the principal operating entity within the AIA Group. To rationalise the group’s structure, and simplify corporate governance, regulatory management, tax planning and legal and compliance functions, a reorganisation was initiated to transfer legal ownership of these entities, and of the Taiwan branch of ALICO, to create the AIA Group. On 28 February 2009, pursuant to the terms of a series of share swap agreements, this reorganisation was completed and AIA-B, AIA Australia and AIA-PT were transferred by AIRCO to AIA Co. On 1 June 2009, AIA-B acquired the business of the Taiwan branch of ALICO (now known as American International Assurance Company (Bermuda) Limited — Taiwan Branch).

The first phase of the restructuring brought within a single corporate group the Asia Pacific business that had been historically managed together from a regional office in Hong Kong.

Phase II — Reorganisation Driven by the AIG Events

As a consequence of the AIG Events, on 2 March 2009, AIG and the FRBNY announced their intention to enter into certain transactions that would reduce AIG’s obligations under the FRBNY Credit Agreement and more clearly separate the AIA Group from the AIG Group.

On 25 June 2009, AIG, AIRCO and FRBNY entered into a purchase agreement (the “June 09 Purchase Agreement”) relating to AIA Co and Philamlife. Pursuant to the June 09 Purchase Agreement, AIG agreed to contribute the equity of AIA Co to a special purpose vehicle, AIA Aurora LLC, in exchange for the common interests in AIA Aurora LLC, and the FRBNY agreed to receive preferred interests in AIA Aurora LLC. As a result of the transactions contemplated by the June 09 Purchase Agreement, AIRCO transferred 100% of the common stock of AIA Co to AIA, a newly formed holding company wholly-owned by AIA Aurora LLC, on 30 November 2009. The June 09 Purchase Agreement also provided for Philamlife to be transferred to AIA Co as further described in “ — Transfer of Philamlife” in this section.

Phase III — Preparation for a public offering or a sale

In the second half of 2009, the AIA Group acquired certain AIG life insurance businesses that had previously worked closely with AIA Co and divested certain businesses that were owned by members of the AIA Group for historical reasons but were more aligned with other entities and business lines in the AIG Group. The key transactions resulting from this reorganisation were as follows:

Transfer of Philamlife

In August 2009, ALICO and AIG entered into an agreement with AIA Co to transfer all of their legal and beneficial interests in Philamlife to AIA Co in exchange for an AIA Co promissory note equal to the net book value of Philamlife. In conjunction with the transactions carried out under the June 09 Purchase Agreement, this promissory note was indirectly contributed by AIG to AIA Co and cancelled.

Sale of AIGGIC(A)

AIG determined that AIG Global Investment Corporation (Asia) Ltd. (“AIGGIC(A)”), the asset management business owned by AIA-B (but managed by the AIG Group separately from AIA-B’s life insurance business), would be consolidated with AIG’s global asset management business, which was in the process of being sold to a third party as part of AIG’s global restructuring plan. Consequently, on 13 August 2009, AIG and AIA-B entered into a purchase agreement to transfer AIGGIC(A) and its subsidiaries, consisting of asset management and related entities, from AIA-B to AIG in exchange for a promissory note from AIG to AIA-B of US$86,660,000. Prior to closing of that sale, AIGGIC(A) was renamed PineBridge Investments Asia Limited. At the closing of the sale transaction, which occurred on 25 November 2009, AIGGIC(A) and certain of its asset management affiliates (collectively, “AIGGIC”) on the one hand and AIA Co, on the other hand, entered into agreements providing for certain services and transitional arrangements including the provision of investment management services by AIGGIC to the AIA Group. On 29 March 2010, AIG announced that AIGGIC was sold by AIG to Bridge Partners, L.P., an entity affiliated with the Pacific Century Group.

Sale of ALICO

In March 2010, AIG and ALICO Holdings LLC (“ALICO Holdings”) entered into a definitive agreement with MetLife, Inc. (“MetLife”) for the sale of ALICO by ALICO Holdings to MetLife, and the sale of Delaware American Life Insurance Company by AIG to MetLife, for approximately US$15.5 billion, including US$6.8 billion in cash and the remainder in equity securities of MetLife, subject to closing adjustments. According to AIG’s public announcement dated 8 March 2010, the sale of ALICO is expected to be completed by the end of 2010. ALICO was transferred by AIG to ALICO Holdings as part of the reorganisation driven by the AIG Events and has historically operated as a separate group.

2.5	The AIA Group’s next chapter

The AIA Group’s profitable businesses have permitted the AIA Group to finance and construct an operating infrastructure in the region that permits it to operate on a largely standalone basis from AIG. The AIA Group has been engaged in a series of separation initiatives since 2007. In 2009, the AIA Group launched a new branding initiative throughout the Asia Pacific region to communicate its new identity and to transition branding in certain markets that have historically used the AIG brand.

2.6	The Acquisition

In March 2010, Prudential, AIA Aurora LLC and New Prudential entered into the Acquisition Agreement under which, subject to the terms and conditions of that agreement, New Prudential has agreed to acquire the entire issued share capital of AIA.

The following chart is a simplified representation of the principal operating subsidiaries and branches of the AIA Group following the Reorganisation but prior to the Acquisition. All subsidiaries are wholly-owned by AIA unless otherwise indicated.

*	The remaining interests in AIA India are held by Tata Sons Limited, AIA’s joint venture partner.

**	Approximately 0.22% of Philamlife’s shares are owned by 13 separate independent third parties consisting of 11 natural persons and the estate of two natural persons.

The following chart is a simplified representation of the principal operating subsidiaries and branches of the AIA Group following completion of the Acquisition. All subsidiaries are wholly-owned by AIA unless otherwise indicated.

*	The remaining interests in AIA India are held by Tata Sons Limited, AIA’s joint venture partner.

**	Approximately 0.22% of Philamlife’s shares are owned by 13 separate independent third parties consisting of 11 natural persons and the estate of two natural persons.

From completion of the Acquisition, AIA will no longer be a subsidiary of AIG, the agreements previously entered into by AIG and the FRBNY will cease to have effect in relation to the AIA Group and the FRBNY will cease to have any special rights with respect to AIA.

3.	AIA Group strengths

The AIA Group’s competitive strengths include:

Deep and historic roots in the Asia Pacific region

The AIA Group traces its roots in the Asia Pacific region back more than 90 years. It was among the first insurers to establish operations in many of its Key Geographical Markets and in certain cases played a role in the development of the life insurance industry in these markets. In Hong Kong, Singapore, Thailand and Malaysia, the AIA Group has sold life insurance products to its customers since the 1930s. It was also the first licensed foreign life insurer to establish operations in the PRC. The AIA Group’s early entry into many of its geographical markets has given it a historic advantage in establishing a network made up almost entirely of wholly-owned businesses.

AIA has grown to become a household name with high brand recognition in its key geographical markets.

A broad footprint across the Asia Pacific region

Within the Asia Pacific region, the AIA Group has a broad geographical footprint, with a network stretching across 15 geographical markets. As of 30 November 2009, the AIA Group, excluding AIA India, had approximately 162,720 agents and approximately 15,500 employees serving the holders of its approximately 21.3 million in-force policies and its approximately 9 million participating members of its clients for group life, medical, credit life coverage and pension products.

Additional information on total weighted premium income and operating profits/(loss) by market is provided in Part XIII of this prospectus.

An extensive tied agency network and an expanding multi-channel distribution platform

The AIA Group had a large, long-standing tied agency force of approximately 162,720 agents, excluding those who serve AIA India, as of 30 November 2009, that is the cornerstone of its distribution platform. For many decades, the AIA Group’s agents have provided it with significant reach and access in terms of face-to-face customer targeting and servicing capabilities, enabling it to build and maintain long-term relationships with its customers. The AIA Group’s tied agency force spans the Asia Pacific region.

In each of Hong Kong, Singapore and Thailand, the AIA Group’s tied agency force made up more than 15% of the total agents in that market in 2008. As of 1 August 2009, more than 1,300 of the AIA Group’s agents, including those that serve AIA India, were members of the Million Dollar Round Table (“MDRT”), a global professional trade association that recognises significant sales achievements while working to develop professional and ethical sales practices.

In many of its geographical markets, the AIA Group has built and continues to develop other distribution channels to increase penetration and broaden its access to potential customers and to meet the evolving preferences of its current customers. For example, as of 30 November 2009, the AIA Group, excluding AIA India, has established approximately 80 bank relationships, giving it access to its partners’ customers across approximately 12,000 bank branches. The AIA Group has also developed its direct marketing and IFA distribution channels across the region by drawing on well-established models in some of its key markets to capitalise on emerging direct marketing and IFA opportunities.

A diversified suite of products and innovative product capabilities

The AIA Group has a broad and diversified suite of products, ranging from traditional to investment-oriented products, that are designed to meet its customers’ needs at different stages of their lives. This diversified product suite is intended to position the AIA Group to capture shifting demand across its geographical markets and cater to differences in such markets due to the varying stages of development of the life insurance industry. The AIA Group is continuing its focus on developing Takaful and Shariah-compliant products and services by actively pursuing Takaful opportunities in the region.

Stable profitability and financial strength derived from a diversified base of geographical markets and products

The AIA Group’s extensive book of in-force business has created a stable profit base, with high renewal premiums (84.1% of the AIA Group’s TWPI in FY 2009 consisted of renewal premiums). In FY 2009, the AIA Group had an operating profit of US$1,835 million and an AIA operating margin of 15.8%.

The AIA Group derives its income from a diverse range of sources across its geographical markets. Three of the AIA Group’s Key Markets, Hong Kong, Singapore and Thailand, each generated more than US$350 million of operating profit in FY 2009, and Malaysia, China, Korea and its Other Markets produced US$150 million, US$89 million, US$81 million and US$191 million, respectively. At the same time, no more than 25% of TWPI in FY 2009 was derived from any one geographical market.

In addition, the AIA Group has a strong AIA solvency position on both a regional and individual geographical market basis. As of 30 November 2009, it had capital in excess of its requirements under relevant Hong Kong insurance regulatory guidance and it complied with relevant capital adequacy requirements in each of its geographical markets.

4.	Products

To serve the evolving needs of its customers, the AIA Group has developed and continues to expand a broad, diversified product suite that is designed to respond to its customers’ needs at each stage of their lives. The AIA Group typically develops and launches numerous new products across its multi-channel distribution platform annually.

4.1	Product strategy and development

A key element of the AIA Group’s product development strategy is to provide relevant product solutions that meet its clients’ evolving insurance, protection, savings, investment and retirement needs. In addition, the AIA Group varies its product offerings by geographical market in order to respond to both their varying stages of economic and regulatory development and specific market trends.

The AIA Group head office oversees a product development group consisting of three distinct teams: strategic marketing; target marketing and customer relationship management; and product management. The AIA Group head office is increasingly utilising sophisticated consumer research and analysis tools to identify trends and fill new product niches.

The AIA Group has an extensive proprietary information database accumulated over its long history in the Asia Pacific region. In addition, the AIA Group tests its products to ensure product features meet risk controls. The pricing of all products is overseen by the actuarial group which applies specific criteria so that all new products are vetted for profitability, capital efficiency and sustainability (i.e. that they remain profitable under various economic and market scenarios). Existing products are also reviewed annually to ensure that they continue to meet the AIA Group’s profitability and capital efficiency requirements.

4.2	Key product lines

TWPI and other information for the AIA Group’s key products lines for the periods indicated is set forth in the table below:

	Year Ended 30 November
	2007	2008	2009
	(in US$ millions)

Ordinary individual life insurance	7,216	7,439	7,285
AIA investment-linked products	2,223	2,532	2,069
Standalone health and protection	1,304	1,426	1,349
Group insurance	502	704	877
Other	113	102	52

Total	11,358	12,203	11,632

Ordinary individual life insurance

The AIA Group offers a wide variety of life insurance products for individuals in four principal categories: term life; traditional basic participating; traditional basic non-participating; and universal life products. These products continue to be the major contributor to the AIA Group’s TWPI, accounting for 63.5%, 61.0% and 62.6% in FY 2007, FY 2008 and FY 2009, respectively.

Term life

Term life insurance provides life insurance protection for a defined period. The sum assured under the policy is paid to the beneficiary if death occurs during the period of coverage.

Traditional basic participating life insurance

Participating policies are contracts of insurance where the policyholders have a contractual right to receive additional benefits based on investment return and/or other factors, as a supplement to any guaranteed benefits. In some markets, participating business is written in a participating fund that is distinct from the other assets of the insurer. In these markets, the allocation of benefits to participating policyholders from the assets held in the distinct participating fund is typically subject to minimum levels or other mechanisms established by applicable regulation. In markets where participating business is not written in a distinct fund, allocations to participating policyholders are based, at the insurer’s discretion, on the investment performance of a group of assets or contracts and other factors. Whether participating policies are written in a distinct participating fund largely depends on local practice and regulation. The extent of policy participation may change over time.

Traditional basic non-participating life insurance

Traditional basic non-participating life insurance products are contracts of insurance where the policyholder has a guaranteed right to the benefit, which is not at the contractual discretion of the insurer.

Universal life products

Universal life products are insurance products where the customer pays flexible premiums that are accumulated in an account and are credited with interest at a rate set by the insurer. The customer may vary the death benefit and the contract may permit the customer to withdraw the account balance, typically subject to a surrender charge.

AIA investment-linked products

AIA investment-linked products, including variable universal life products, are insurance products where the surrender value of the policy is linked to the value of underlying investments (such as collective investment schemes, internal investment pools or other property) or fluctuations in the value of underlying investments or indices. Investment risk associated with the product is usually borne by the policyholder. Insurance coverage, investment and administration services are provided for which charges are deducted from the investment fund assets. Benefits payable will depend on the price of the units prevailing at the time of surrender, death or the maturity of the policy, subject to surrender charges. AIA investment-linked products are presented together with pension products for purposes of disclosure of financial information.

Health and protection

The AIA Group offers health and protection and personal accident insurance products, which provide morbidity or sickness benefits and include health, disability, critical illness and accident cover. Health and protection insurance products are sold both as standalone policies and as riders that can be attached to the AIA Group’s life insurance products. Health and protection riders are presented together with ordinary individual life insurance products for purposes of disclosure of financial information.

The market for health and protection is expected to grow as healthcare costs are shifted from governments to citizens in certain of the AIA Group’s geographical markets. These products are key drivers of the AIA Group’s profitability due to its extensive claims database; continuous experience tracking; proactive remedial actions; and economies of scale in operations.

Group insurance

The group insurance business is operated through the Group Corporate Solutions division (“AIA GCS”), which provides employee benefits, credit insurance and pension products and services in the Asia Pacific region, serving approximately 99,000 corporate clients with approximately nine million participating members as of 30 November 2009, excluding corporate clients and participating members relating to AIA India’s business. According to regulatory and industry sources in the relevant market, the AIA Group occupied the leading position in terms of market share of group life insurance premiums in 2008 in Hong Kong (17.9% of group medical insurance business) and Singapore (32%), for the year ended June 2009, in Thailand (23.5%) and for the year ended September 2009, in Australia (20.2%). The AIA Group distributes these products in all 15 of its geographical markets, generally by leveraging off its multi-channel distribution network. The AIA Group’s most important geographical markets for these products and services, in terms of annual premiums, are Australia, Hong Kong, Malaysia, Singapore and Thailand.

One of the AIA Group’s key strategies in this area is to leverage off its access to its participating members to distribute additional individual life insurance and health and protection insurance products that are tailored to improve the coverage provided by their employers. The AIA Group is increasing its agents’ training on AIA GCS products to encourage greater sales, drive agency force productivity and explore alternative distribution models. For example, it is working to increase IFA sales of corporate products to smaller and medium-sized enterprises.

Group insurance, which is typically marketed to corporations, government entities and associations, has been a driver of both the AIA Group’s product volume and profitability growth. Group insurance coverage is typically arranged by employers for employees of corporate or government entities. The employers typically pay premiums for basic policies, such as group term life and group medical coverage. Group credit life insurance products typically provide life insurance protection to the customers (borrowers) of financial lending institutions. The premium is usually built into the cost of the loans, which may cover mortgages, credit cards and auto loans. The AIA Group, excluding AIA India, has a significant in-force portfolio of group insurance policies with approximately 61,000 corporate policyholders and approximately eight million insured employees/members for group life insurance products, as well as approximately 1,500 corporate policyholders and approximately 1.8 million insured members for group credit life insurance products as of 30 November 2009.

Corporate pension products

The AIA Group’s corporate pension products business is mainly operated by AIA Pension and Trustee Co. Ltd., a British Virgin Islands company (“AIA-PT”) and American International Assurance Company (Trustee) Limited, a Hong Kong company (“AIA-T”). AIA-PT and AIA-T serve as trustees of a multi-investment manager platform offering more than 50 constituent funds under Hong Kong’s Occupational Retirement Schemes Ordinance (Chapter 426 of the Laws of Hong Kong) (“ORSO”) with respect to voluntary corporate pensions and Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”) with respect to defined contribution plans. These products are distributed across a range of distribution channels. AIA Pension also acts as the trustee of other collective investment schemes.

Since 2000, there has been a substantial increase in the AIA Group’s pension business due to the Hong Kong government requiring mandatory provident funds for employees. As of 30 November 2009, AIA Pension had a combined US$6.6 billion of assets under management for its pension management business that covers more than 1.1 million members of its approximately 38,000 ORSO and MPFSO clients in Hong Kong.

The AIA Group utilises mainly tied agency, brokerage and direct marketing channels to distribute pension products and its operations are supported by its proprietary Regional Pensions Administration System. The AIA Group uses a mixture of in-house managed funds and third party managed funds.

Other products

Annuity products

The AIA Group’s annuities products are savings products where the accumulated amount can be paid out to the customer in a variety of income streams. The purpose of these products is to fund retirement. The AIA Group generally has two main types of annuities product: a single premium product where a customer can invest money in a deferred annuity by paying a single lump sum or a flexible premium product where a customer can invest over a period of years. Customers can also generally purchase an immediate or income annuity with a single premium where annuity payments continue during the lifetime of the annuitant or for a fixed period.

General insurance (personal lines) products

The AIA Group’s personal lines insurance business comprises private motor insurance, buildings and household contents insurance, health and protection insurance, pet insurance, travel insurance and insurance for domestic helpers. It underwrites selected personal lines insurance in Hong Kong, Singapore and Malaysia. Key products include travel, home contents, private motor, domestic helper and personal liability insurance.

5.	Distribution

The AIA Group distributes its products through all major distribution channels, including tied agents, banks, direct marketing, IFAs and brokers.

Since 1931, the AIA Group has been developing a tied agency force that spans the Asia Pacific region. As of 30 November 2009, its tied agency force consisted of approximately 162,720 agents (excluding those who serve AIA India).

The AIA Group is expanding its other distribution channels to extend its exposure and reach. As of 30 November 2009, it had approximately 80 relationships with banks throughout the Asia Pacific region.

In Korea and Taiwan, the AIA Group has used sophisticated direct marketing distribution (such as database marketing) to expand its distribution platform. In addition, its products are also increasingly sold on a non-exclusive basis by IFAs and brokers, particularly in more developed markets such as Hong Kong, Singapore and Australia.

Agency channel

The AIA Group had agents accounting for more than 15% of the total tied agency force in Hong Kong, Singapore and Thailand in 2008. While these tied agents distribute almost all of the insurance products in the product range, they are a preferred distribution channel for many of the more complex, and generally more profitable, insurance products offered by the AIA Group, such as its universal life products. The tied agents are not employees of the AIA Group. The AIA Group’s contractual arrangements with tied agents are reviewed by its legal and compliance departments to ensure that they comply in all material respects with the requirements of applicable law.

The tied nature of the agency model and the AIA Group’s role in managing, training and motivating the agency force provides it with significant control over this distribution channel, allowing it to (i) drive the product strategy and development process to meet specific customer segments and demands; (ii) anticipate the needs of customers and potential new customers; and (iii) create new products and disseminate best practice based on those needs.

In 2009, more than 1,300 of the AIA Group’s tied agents, including those that serve AIA India, were rewarded for their productivity by membership in the MDRT, a global trade association that recognises significant sales achievements and works to develop professional and ethical sales practices. MDRT membership is an important measure of success in the life insurance industry. Fewer than 1% of life insurance agents industry-wide are registered MDRT members.

The following table shows the approximate size of the AIA Group’s tied agency force in each of its ‘Key Geographical Markets’ and its ‘Other Geographical Markets’ as of 30 November 2009:

Agency Size

Approximate
Number of Tied
Geographical Market	Agents

Hong Kong(1)	8,600
Thailand	80,780
Singapore(2)	3,950
Malaysia	10,710
China	25,840
Korea	4,370
Other Geographical Markets(3)	28,470

Total	162,720

(1)	Amount includes Macau as of 31 October 2009
(2)	Amount includes Brunei
(3)	Amount excludes the agents that are part of the agency force of AIA India

In its Key Geographical Markets, approximately 40.8% of the AIA Group’s agency leaders and approximately 15.1% of the AIA Group’s total tied agency force (which includes its agency leaders) have been AIA Group agents for more than 10 years as of 31 January 2010. In certain of the AIA Group’s markets, tied agents have passed their agency businesses on to succeeding generations.

Agency management

The AIA Group’s tied agency force is led by a chief agency officer and a team of directors of agencies and agency executives. Each local operating unit has a team of employees dedicated to optimising that unit’s agency force, which is structured as a hierarchy in which high achievers can advance to supervise and manage other agents. The agency executives supervise the agency leaders who, in turn, supervise the tied agents. As of 30 November 2009, there were approximately 400 agent trainers dedicated to the training of the tied agency force of the AIA Group, excluding AIA India. Agency staff monitor and audit the activities of the tied agency force. In order to supervise and motivate its agents, each local agency team has a wide range of responsibilities, including:

•	developing and implementing strategic plans for agency expansion;

•	providing advice to agency leaders on how to better manage their agencies;

•	working with AIA Group agency to develop annual strategic plans and productivity goals;

•	working with development teams to create agency incentive contests and award programmes; and

•	overseeing training and development programmes for various levels of agents.

The AIA Group has developed an agency business strategy reflecting the varying nature of the markets in which it operates. In more developed markets, such as Hong Kong and Singapore, it is focusing on greater market and agent segmentation to serve better the high net worth population, improving agent compensation schemes to incentivise sales of more profitable products and developing a “needs-based” selling approach. In addition, it has taken steps to rationalise less productive agents in certain geographical markets. In faster growing markets, such as China, the priority is to expand the agency force by aligning manager compensation with recruiting success.

Compensation

The compensation system for tied agents aligns their incentives with the AIA Group’s key objectives, such as sales of more profitable products, production and policy persistency. The core components of the agency compensation scheme are commissions, production bonuses and persistency bonuses. Reflecting the different operating environments in the Asia Pacific region, the specific terms and conditions regarding agent compensation vary from geographical market to market. For example, in many of the markets that the AIA Group has entered relatively recently, compensation is designed to drive agent recruitment and growth of the agency force, while arrangements in established markets place greater emphasis on sales of more complex and profitable products. The AIA Group constantly reviews its compensation arrangements in light of industry developments and has a well-defined internal approval process for any modifications to its compensation schemes.

Training and development

To enhance agent productivity and retention, the AIA Group has developed a training programme designed for new agents, experienced agents, new agency leaders and experienced agency leaders. At all levels, training focuses on compliance with local licensing requirements and the AIA Group’s conduct guidelines, as well as productivity and profitability, with an emphasis on understanding the AIA Group’s product suite so as to permit its agents to respond to customer needs with the relevant product solutions.

Bancassurance channel

The AIA Group has focused on extending its presence in bancassurance, which is an increasingly important distribution channel for its ordinary life and health and protection insurance products. As of 30 November 2009, the AIA Group, excluding AIA India, had approximately 80 bancassurance relationships, which range from exclusive agreements, which generally have a term of five years or more, to open architecture agreements. Open architecture agreements are non-exclusive and typically allow the AIA Group’s partners to sell the insurance products of 2 to 4 insurance companies and have open-ended or one-year renewable terms. The AIA Group’s (excluding AIA India) bancassurance partners have a network of approximately 12,000 bank branches, which provide the AIA Group with an opportunity to extend its reach and access its bancassurance partners’ customers. In FY 2008, the AIA Group, excluding AIA India, entered into 15 new bank relationships, and in FY 2009, the AIA Group, excluding AIA India, added another 8 relationships, including an exclusive strategic joint venture in the Philippines in which Philamlife acquired a 51% stake in Ayala Life Insurance, Inc. (“Ayala Life”), the life insurance subsidiary of the Bank of the Philippine Islands (“BPI”), a leading bank in the Philippines, giving the AIA Group access to a distribution network with more than 750 branches.

Bancassurance is attractive because it provides access to the AIA Group’s partners’ client base and branch infrastructure, and extends the AIA Group’s market reach and exposure. Bancassurance distribution is also responsive to the evolving needs of customers who prefer a single point of entry for banking, insurance and other financial services.

Direct marketing channel

Direct marketing is an increasingly important distribution channel for the AIA Group. The AIA Group employs direct marketing teams in Taiwan for both direct-to-consumer sales and for sponsor arrangements where it markets products to the customers of consumer lending partners. In Korea, the AIA Group utilises hybrid marketing, a distribution channel that relies on a phased sales approach consisting of telephone marketing followed by face-to-face meetings. It typically establishes sponsor partnerships on a market-by-market basis. The AIA Group’s approach to direct marketing is diverse, leveraging several sub-channels such as broad media advertising; database marketing; outbound calling of affinity customers; and direct marketing agencies, which are external call centres that distribute its products. The AIA Group is developing additional direct marketing centres in Thailand, Australia and Indonesia. In Thailand, the AIA Group signed agreements with 5 new sponsor partners in 2008 and 2009. It also launched a broad marketing campaign in Thailand in the fourth quarter of 2008 for a guaranteed issue whole life product for senior citizens. In Indonesia, it set up a call centre in 2008 and extended a number of its bancassurance relationships to include a direct marketing component in 2009.

IFA brokerage channel

The AIA Group utilises IFA/brokerage distribution channels primarily in Hong Kong, Singapore and Australia. As of 30 November 2009, it had approximately 400 active relationships (i.e. the business partner regularly submits new business to the AIA Group) with business partners in this channel, including relationships with approximately 270 broker-dealerships in Australia, 123 IFAs in Hong Kong and 8 financial advisers in Singapore. Arrangements between the AIA Group and its IFA/brokerage partners are typically non-exclusive and include commission-based payment terms. As of 30 November 2009, the average duration of AIA Group’s IFA/brokerage relationships in Hong Kong, Australia and Singapore was approximately 10.6, 5.5 and 2.5 years, respectively.

IFA/brokerage distribution may become increasingly important in the AIA Group’s more developed markets, to the extent that sophisticated customers, particularly high net worth individuals, seek independent advice from advisers. For this reason, the AIA Group has established a dedicated team of channel specialists at the AIA Group level to drive its “partnership model” to develop sustainable long-term and productive relationships in its existing markets. The establishment of a robust platform is designed to position it to expand this channel presence into new markets as prevailing conditions and regulations allow.

6.	Primary operating units

The AIA Group has local operating units in 15 geographical markets which gives it a broad geographic footprint in the Asia Pacific region and access to both high growth emerging markets and more developed markets like Hong Kong, Singapore and Malaysia. The AIA Group classifies Hong Kong, Korea, Thailand, Singapore, China and Malaysia as its Key Geographical Markets, and the Philippines, Australia, Indonesia, Vietnam, Taiwan, New Zealand, India, Macau and Brunei, taken together, as its Other Geographical Markets.

6.1	Key geographical markets

Hong Kong

The AIA Group began conducting business in Hong Kong in 1931 when AIA Co established a branch in Hong Kong. The AIA Group has maintained a presence in Hong Kong for over 70 years, except for limited interruptions. Hong Kong is the location of the AIA Group’s head office. The AIA Group occupied the leading position in the Hong Kong life insurance market with a reported 14.6% market share of total premiums (excluding certain retirement scheme-related group business classes) in 2008, based on data published by the OCI. AIA Hong Kong served more than 1 million individual customers as of 30 November 2009.

AIA Hong Kong maintains a multi-channel distribution network. Its primary distribution channel is its agency force. Based on data published by the Hong Kong Federation of Insurers, AIA Hong Kong had the largest agency force in the Hong Kong life insurance market with approximately 7,800 agents, which represents more than 25% of the total individual agents in the market as of 30 November 2009. AIA Hong Kong’s agency force is characterised by both its stability (more than 2,500 agents had over 10 years of service with AIA Hong Kong as of 31 July 2009) and its professionalism and productivity (more than 660 agents, the highest number in the Hong Kong market, were MDRT members as of August 2009). Through its IFA/brokerage distribution channel, AIA Hong Kong has partnered with approximately 480 broker firms and established approximately 40 significant business relationships as of 30 November 2009.

Thailand

The AIA Group began conducting business in Thailand in 1938 when AIA Co established a branch there. AIA Co was one of the first international life insurance companies to operate in Thailand. The AIA Group occupied the leading position in Thailand’s life insurance market with a reported 37.5% market share of total premiums in 2008, based on data published by the Thai Life Assurance Association. AIA Thailand had the largest number (approximately 6.4 million based on data published by the Thai Life Assurance Association) of in-force insurance policies for life and personal accident products among life insurance companies operating in the country as of 31 December 2008.

The cornerstone of AIA Thailand’s distribution strategy is its large network of approximately 80,780 agents as of 30 November 2009. This distribution channel has historically accounted for a high proportion of AIA Thailand’s business. In addition, AIA Thailand had 7 bancassurance relationships, giving it access to more than 1,300 bank branches, as of 30 November 2009. AIA Thailand also had approximately 8 active direct marketing relationships as of 30 November 2009.

Singapore

The AIA Group began conducting business in Singapore in 1931 when AIA Co established a branch in Singapore. It has maintained a presence in Singapore for nearly 80 years, except for limited interruptions, and was one of the first international insurers to operate in the country. The AIA Group occupied the leading position in Singapore’s life insurance market with a reported 20.2% market share of total premiums in 2008, based on data published by the Monetary Authority of Singapore. AIA Singapore served more than 900,000 individual customers as of

30 November 2009, which represents approximately 25% of Singapore’s residents (calculated as at 28 September 2009).

AIA Singapore’s agency channel has historically been the major contributor to AIA Singapore’s sales production, although bancassurance is a growing distribution channel. AIA Singapore had approximately 3,760 agents as of 30 November 2009. AIA Singapore had approximately 4 bancassurance relationships as of 30 November 2009. Among other purposes, AIA Singapore’s bancassurance channel is used to access Singapore’s high net worth customer segment and to distribute investment products.

Malaysia

The AIA Group began conducting business in Malaysia in 1934 as a branch of AIA Co. In 2008, its Malaysian branch operations were converted to a locally incorporated company. In 2008, AIA Malaysia became the first life insurance company in Malaysia to receive an international Takaful operator licence, and is one of few life insurance companies in Malaysia offering Takaful products in international currencies. AIA Takaful International Bhd was then formed to focus on foreign currency denominated Takaful insurance and re-Takaful business. The AIA Group occupied the third position in Malaysia’s life insurance market with a reported 13.3% market share of premiums in 2008, based on data published by the Life Insurance Association of Malaysia. AIA Malaysia had an in-force book of business in excess of 2 million policies as of 30 November 2009.

A number of channels within AIA Malaysia’s multi-channel distribution network contribute to its sales, with its agency force constituting the majority of sales production. AIA Malaysia had the second largest agency force in the Malaysian life insurance market with approximately 10,710 agents as of 30 November 2009, based on data published by the Life Insurance Association of Malaysia. AIA Malaysia had approximately 6 bancassurance relationships as of 30 November 2009. AIA Malaysia’s growing direct marketing distribution channel had over 20 direct marketing relationships as of 30 June 2009.

China

The AIA Group returned to the PRC in 1992 when it opened a branch in Shanghai, but the AIA Group has roots in China dating back to 1919. AIA China currently operates in 2 provinces (Guangdong and Jiangsu) and 3 cities (Shanghai, Beijing and Shenzhen), representing a population of more than 200 million people. AIA China was the first foreign life insurance company to be licensed to operate in China.

The AIA Group occupied the leading market position among foreign life insurance companies, with approximately a 21% market share of total premiums earned by foreign life insurance companies in 2008, based on data published by the China Insurance Regulatory Commission (“CIRC”). The AIA Group had a reported 1.0% market share of life insurance premiums earned by both domestic and foreign life insurance companies in 2008, based on data published by the CIRC.

AIA China maintains a multi-channel distribution network. Agency is the core distribution channel and AIA China had approximately 25,840 agents as of 30 November 2009. AIA China has a growing presence in both bancassurance and the direct marketing channels. AIA China had approximately 17 bancassurance relationships, which provided it with access to more than 1,100 bank branches, as of 30 November 2009. AIA China’s direct marketing channel is supported by a sales force of approximately 460 telesales representatives as of 30 November 2009.

Korea

AIA Korea commenced operations in 1987, initially as a branch of ALICO. AIA Korea was reorganised as a branch of AIA-B in 1997, although ALICO continued to have some management and reporting oversight over AIA Korea through 2008. In 2000, AIA Korea began operating under the name “AIG Life Korea”. In May 2009, AIA Korea initiated a re-branding campaign and currently operates under the name “AIA Life”. The AIA Group occupied the third position among foreign life insurance companies (excluding those operating through joint venture arrangements), with an approximate 16.6% market share of total premiums earned by foreign life insurance companies for the year ended 31 March 2009, based on data published by the Korea Life Insurance Association. The AIA Group had a reported 3.5% market share of life insurance premiums earned by both domestic and foreign life insurance companies in 2008, based on data published by the Korea Life Insurance Association. AIA Korea served more than two million individual customers and had approximately 3.1 million in-force policies as of 30 November 2009.

A number of channels within AIA Korea’s multi-channel distribution network contribute to its sales. AIA Korea’s agency force had approximately 4,370 agents as of 30 November 2009, and is one of the most productive agency forces in the AIA Group, with first year premiums of approximately 111 million Korean Won per agent in 2008. In the direct marketing distribution channel, AIA Korea has 15 dedicated call centres and total staff of approximately 620 telemarketers as of 30 November 2009. In September 2006, AIA Korea launched hybrid marketing, a distribution channel that relies on a phased sales approach consisting of telephone marketing followed by face-to-face meetings. This channel had more than 450 master planners (i.e. personnel that work in the hybrid marketing channel) as of 30 November 2009 and is an important distribution channel for AIA Korea. Bancassurance is also an important distribution channel, and AIA Korea had bancassurance relationships with approximately 17 banks and 7 securities companies as of 30 November 2009.

6.2	Other geographical markets

Philippines

Philamlife was formed in 1947 and is one of only three life insurers in the Philippines with a composite insurer’s licence. Philamlife recently joined the AIA Group. Philamlife occupied the leading position in the Philippines’ life insurance market with approximately a 24% market share of total premiums (as classified by the Philippine Insurance Commission) in 2008, based on data published by the Philippine Insurance Commission. Philamlife served more than one million individual customers and corporate clients as of 31 December 2008.

Philam Asset Management, Inc. (“PAMI”), established in 1992, provides asset management services. PAMI had more than US$330 million assets under management, representing approximately 23%, or the second highest amount, of assets under management in the Philippines’ asset management industry as of October 2009, based on data published by the Investment Company Association of the Philippines. PAMI leverages the distribution platform of Philamlife to distribute its broad line of investment products, including 6 PAMI-managed mutual funds.

Philamlife’s agency force and bancassurance relationships constitute the majority of Philamlife’s sales production. Philamlife had the largest agency force in the Philippines’ life insurance market with approximately 5,920 agents as of 30 November 2009. Philamlife entered into a strategic exclusive bancassurance joint venture in the second half of 2009 with BPI, as part of which Philamlife acquired a 51% stake in Ayala Life Assurance Inc. (subsequently re-named BPI – Philam Life Assurance Corporation), the life insurance subsidiary of BPI and entered into a bancassurance distribution agreement with BPI. The total consideration payable by Philamlife was US$39 million. This amount is subject to purchase price adjustment, estimated to be US$7 million, based on the final adjusted net worth of Ayala Life as at the date of acquisition. Among other things, this strategic bancassurance joint venture provides Philamlife with access to BPI’s network of over 750 bank branches.

Australia

AIA Australia, a wholly-owned subsidiary of AIA Co, was formed in 1970 and registered under relevant Australian life insurance legislation in 1972. AIA Australia has historically operated under the “AIA” brand, although from 2004 to June 2009 it operated under the “AIG” and related brands. In June 2009, AIA Australia re-branded back to the “AIA” brand.

Based on data published by Plan for Life, AIA Australia occupied (i) the sixth position in Australia’s life risk insurance segment, with a reported 8.4% market share of total premiums in the 12 months ended 30 June 2009; (ii) the second position in Australia’s life risk insurance segment in terms of total new sales, with a reported 14.7% market share in the 12 months ended 30 June 2009; and (iii) the leading position in the group life risk insurance segment, with a reported 20.0% market share of total premiums in the 12 months ended 30 June 2009.

The life risk group insurance channel and IFA channel have historically been the most important to AIA Australia’s sales production. AIA Australia’s life risk group insurance channel distributes products through its approximately 20 contracts with regulated superannuation funds. AIA Australia had more than 2,200 IFA relationships as of 30 November 2009. AIA Australia served approximately 1.8 million customers as of 30 November 2009.

Indonesia

The AIA Group entered Indonesia in 1984 via a joint venture, PT Asuransi AIA Indonesia. In order to simplify its operations in Indonesia and enable the AIA Group to focus on running one core, wholly-owned multi-channel life insurer under the AIA brand in Indonesia, the AIA Group exited this joint venture by selling its 60% interest to its joint venture partner on 22 October 2009. The AIA Group’s current business in Indonesia is not related to its former joint venture and operates through PT AIA Financial. AIA Indonesia was granted a Shariah life insurance licence in August 2009. AIA Indonesia occupied third position in Indonesia’s life insurance market with a reported approximate 12.6% market share of premiums (as classified by the Indonesian Life Insurance Association) in 2008, based on data published by the Indonesian Life Insurance Association.

AIA Indonesia maintains a multi-channel distribution network. AIA Indonesia had approximately 10,760 agents as at 30 November 2009 and approximately 8 bancassurance relationships that provided it with access to over 1,000 bank branches as of 30 November 2009. AIA Indonesia served approximately 600,000 in-force policies as of 30 November 2009. AIA Indonesia also utilises direct marketing and group distribution channels.

Taiwan

The AIA Group’s branch in Taiwan commenced business in 1990. On 1 June 2009, AIA-B acquired the business of the Taiwan branch of ALICO and changed the legal name of that business to American International Assurance Company (Bermuda) Limited — Taiwan Branch. AIA Taiwan served more than 110,000 individual customers as of 30 November 2009.

AIA Taiwan’s multi-channel distribution network consists of bancassurance, direct marketing and broad marketing, a channel that utilises mass marketing through television, newspapers and magazines. AIA Taiwan had 7 bancassurance relationships as of 30 November 2009 and, as of 31 October 2009, employed more than 200 direct marketers in charge of selling its products by phone.

Vietnam

AIA Vietnam, a wholly-owned subsidiary of AIA-B, was formed in 2000 and was one of the first foreign-owned life insurers to operate in the country. AIA Vietnam has historically operated under the “AIA” brand, although during a limited period between August 2008 and June 2009 it operated under the “AIG” brand. In June 2009, AIA Vietnam re-branded back to the “AIA” brand. AIA Vietnam occupied the fourth position in Vietnam’s life insurance market with a reported 6.7% market share of total premiums in the 12 months ended 31 December 2009, based on data published by the Association of Vietnamese Insurers. AIA Vietnam had approximately 230,000 in-force policies as of 30 November 2009.

AIA Vietnam’s agency channel has historically dominated its sales production. AIA Vietnam had the third largest individual agency force in the Vietnamese life insurance market with approximately 11,790 agents as of 30 September 2009, based on data published by the Association of Vietnamese Insurers. AIA Vietnam is focused on building multi-channel distribution capabilities and has entered into distribution agreements with 4 bank partners.

New Zealand

AIA New Zealand commenced business in 1981, initially as a branch of ALICO. Between 1993 and 1996, the business was transferred to AIA-B and began doing business under the “AIA New Zealand” brand. AIA New Zealand occupied the sixth position in New Zealand’s life insurance market with a reported 6.2% market share of total premiums as of 30 June 2009, based on data published by the Investment Savings and Insurance Association of New Zealand. AIA New Zealand served more than 48,000 individual customers and corporate clients as of 30 November 2009. AIA New Zealand actively participates in the group insurance market.

AIA New Zealand’s IFA channel has historically dominated AIA New Zealand’s sales production. AIA New Zealand had over 2,500 IFA relationships as of 30 November 2009. This distribution channel has been supplemented by a modest bancassurance channel.

Macau

AIA Macau began its business in 1982. AIA Macau is managed and supported by AIA Hong Kong and is a branch of AIA-B. AIA Macau occupied the leading position in Macau’s life insurance market with a reported 36.1% market share of premiums (as classified by the Monetary Authority of Macau) in 2008, based on data published by the Monetary Authority of Macau.

AIA Macau had the largest agency force in the Macau life insurance market with more than 800 agents, representing over 35% of the total individual agents in the market as of 31 October 2009, based on data published by the Monetary Authority of Macau.

Brunei

AIA Brunei was registered for business in 1957, and the AIA Group was one of the first international life insurance companies to operate in the country. AIA Brunei is managed and supported by AIA Singapore and is a branch of AIA Co. The AIA Group occupied the leading position in Brunei’s life insurance market with an estimated 70%

market share of the life insurance market (excluding life Takaful products) as at October 2009, based on data published by Axco Insurance Information Services.

AIA Brunei’s main distribution channel is its network of an estimated 190 agents as of 30 November 2009. Bancassurance is a growing distribution channel for AIA Brunei, and it currently has 3 distribution relationships with major financial institutions.

AIA Pension

AIA-PT was formed in 1992 and AIA-T was formed in 1987. AIA-PT and AIA-T serve as trustees of a multi-investment manager pension platform offering more than 50 constituent funds under Hong Kong’s ORSO with respect to voluntary corporate pensions and Mandatory Provident Funds Scheme Ordinance with respect to defined contribution plans. AIA Pension also acts as the trustee of other collective investment schemes. AIA Pension strives to provide a comprehensive investment platform to satisfy the spectrum of individual member’s risk appetites as well as investment management needs.

There are approximately 19 approved trustees in the mandatory provident fund market and AIA Pension (together with JF Asset Management, with which it formed a strategic alliance in 1999) occupied third position in the mandatory provident fund market with approximately a 10.1% market share of assets under management as of 30 June 2009, based on the Gadbury Group Limited report on MPF Market Shares and Estimated New Fund Inflows in the Mandatory Provident Fund System, Hong Kong. As of 30 November 2009, AIA Pension had a combined US$6.6 billion of assets under management for its pension management business that covered more than 1.1 million members of its approximately 38,000 ORSO and mandatory provident fund clients. AIA Pension’s products are distributed across a range of distribution channels, including registered mandatory provident fund intermediaries in AIA Hong Kong’s tied agency force and brokers, IFAs, consultants and bank partners.

6.3	Joint ventures

India

The AIA Group commenced operations in India in 2001 through a joint venture established with Tata Sons Limited under the name Tata AIG Life Insurance Company Limited. The AIA Group has a 26% equity interest in AIA India.

It is currently intended that the AIA Group’s equity interest in AIA India will be disposed of at fair-market value either before or around the time of completion of the Acquisition.

7.	Investments

The carrying value of AIA total investment portfolio was US$77 billion as of 30 November 2009, of which policyholder and shareholder investments (i.e. excluding investment-linked investments) (“Policyholder and Shareholder Investments”) represented 82% and investments related to investment-linked and pension business (“Investment-linked Investments”) represented 18% of AIA total investment portfolio. Investment return associated with investment-linked, including pension products, is generally passed through to policyholders. The AIA Group’s investments and investment management functions are key aspects of the AIA Group’s business and can create significant value for the AIA Group’s customers and shareholders. The AIA Group’s financial strength and ability to profitably underwrite insurance business depends significantly on the quality and performance of its investment portfolios. The AIA Group invests the premiums and other income generated from its insurance business with an objective of meeting the future liabilities associated with the insurance products that it underwrites, as well as to generate desired return for its business. The AIA Group’s success in investment management contributes to the competitiveness of its products, its financial strength and business reputation.

The AIA Group’s long-standing culture of disciplined investing, active management of investments and risk management have enabled it to maintain financial stability through many varied business and economic cycles, including the global economic downturn. The AIA Group has the investment expertise with which to manage its portfolios across its geographical markets. During the period of significant volatility and uncertainty which affected the markets in the second half of calendar year 2008 and the earlier part of calendar year 2009, the AIA Group preserved its capital and the value of its investments by reducing its exposure to riskier assets and increasing its fixed income investment allocation and cash balances.

7.1	Investment objectives and processes

Policyholder and shareholder investments

For the AIA Group’s Policyholder and Shareholder Investments, the primary investment principle is to achieve optimal levels of risk-adjusted return for policyholders and shareholders over the long-term while: (i) preserving capital; (ii) maintaining adequate solvency and liquidity levels; (iii) remaining in line with risk management and asset-liability management objectives; and (iv) ensuring full compliance with applicable regulations and internal policies. The AIA Group’s investment objective is to produce stable and consistent income and returns, mainly through investments in long duration fixed income instruments. The AIA Group also invests a portion of its portfolio in other asset classes, such as public equities, private equities and real estate, to generate higher returns.

To meet these objectives, the AIA Group has established a structured investment management framework including: (i) a liability-driven strategic asset allocation (“SAA”) benchmark designed to match its long-term liability requirements (i.e. one to five year horizon); (ii) a market-driven tactical asset allocation (“TAA”) overlay designed to reduce risk and benefit from market opportunities in the near term; and (iii) a combination of internal and external investment management for individual asset class management designed to create value from optimising the mix of managers.

Investment-linked investments

AIA investment-linked products are insurance products where the surrender value of the policy is linked to the value of underlying investments (collective investment schemes, internal investment pools or other investment instruments). Investment return associated with the product is usually passed through to the policyholder. The AIA Group’s pension business predominantly consists of employer-sponsored defined-contribution arrangements. Employers use the AIA Group as their service provider and either select specific funds for investment or allow participating employees to choose their own funds. The AIA Group’s pension business provides fund analysis, risk profiling and prevailing market condition outlooks to policyholders from chosen third party fund managers.

7.2	Investment management

The AIA Group manages its investment portfolio using a combination of internal and external managers. The AIA Group’s Policyholder and Shareholder Investments are primarily managed internally, while Investment-linked Investments are primarily managed by third parties.

Historically, AIG Global Investment Corporation was the AIA Group’s primary investment manager for certain fixed income, equity and real estate investments, providing both back office and front office functions. On 29 March 2010, AIG announced that AIGGIC(A) and certain of its affiliates had been sold to Bridge Partners, L.P., an affiliate of the Pacific Century Group. That business is now known as PineBridge Investments Asia Limited (“PineBridge”). AIG retained certain portions of the business through its subsidiary, AIG Asset Management (Asia) Limited (“AIG-AMG”). Certain front and back office services will continue to be provided to the AIA Group by PineBridge and AIG-AMG. PineBridge managed approximately 15% of AIA total investment portfolio as of 30 November 2009 relating to fixed income securities, public equities and private equities. AIG-AMG managed approximately 11% of AIA total investment portfolio as of 30 November 2009 primarily relating to non-Asian fixed income securities.

To ensure the quality of third party funds underlying AIA investment-linked products, the AIA Group has in place a set of quantitative and qualitative criteria that enables it to select as well as monitor the underlying investment fund on an ongoing basis. Other geographical markets where AIA investment-linked products are sold may adopt a different selection and monitoring framework due to specific local regulatory requirements and varied degree of product maturity.

The AIA Group’s pension platform offers a wide range of funds managed by third parties where valuations are tied to the price of the unit of the underlying fund. The selection of asset management companies and their underlying funds is subject to a rigorous selection process and is reviewed in comparison to established benchmarks and relevant peer groups. The AIA Group puts underperforming funds on a closely monitored watch list and replaces those that do not demonstrate clear signs of improvement.

7.3	Investment portfolio

Overview

The AIA Group manages its financial investments in two distinct categories: Investment-linked Investments and Policyholder and Shareholder Investments. The investment risk in respect of Investment-linked Investments is generally borne by customers. Furthermore, investment-linked contract holders are responsible for allocation of their policy values among investment options offered by the AIA Group. Policyholder and Shareholder Investments include all financial investments other than Investment-linked Investments. The investment risk in respect of Policyholder and Shareholder Investments is partially or wholly borne by the AIA Group.

The AIA Group’s investment portfolio consists of two principal asset classes: (i) fixed income securities and (ii) equity securities and alternative investments. The following table sets forth the carrying value of the AIA Group’s principal asset classes in its investment portfolio as of the dates indicated:

	As of 30 November 2007
		% of Total
	Policyholder	Policyholder		% of Total
	and	and	Investment-	Investment-
	Shareholder	Shareholder	linked	linked
	Investments	Investments	Investments	Investments	Total
	(in US$ millions)

Fixed income securities	49,184	82	2,202	17	51,386
Equity securities and alternative investments	10,557	18	11,040	83	21,597

Total	59,741	100	13,242	100	72,983

	As of 30 November 2008
		% of Total
	Policyholder	Policyholder		% of Total
	and	and	Investment-	Investment-
	Shareholder	Shareholder	linked	linked
	Investments	Investments	Investments	Investments	Total
	(in US$ millions)

Fixed income securities	46,845	91	2,691	32	49,536
Equity securities and alternative investments	4,475	9	5,682	68	10,157

Total	51,320	100	8,373	100	59,693

	As of 30 November 2009
		% of Total
	Policyholder	Policyholder		% of Total
	and	and	Investment-	Investment-
	Shareholder	Shareholder	linked	linked
	Investments	Investments	Investments	Investments	Total
	(in US$ millions)

Fixed income securities	56,640	89	2,598	19	59,238
Equity securities and alternative investments	6,690	11	11,080	81	17,770

Total	63,330	100	13,678	100	77,008

The AIA Group generally allocates a large proportion of its investment portfolio to fixed income securities, which represented 82%, 91% and 89% of the carrying value of total Policyholder and Shareholder Investments as of 30 November 2007, 2008 and 2009, respectively. Equity securities and alternative investments, which totalled 18%, 9% and 11% of the carrying value of total Policyholder and Shareholder Investments as of 30 November, 2007, 2008 and 2009, respectively, declined in FY 2008 primarily as a result of the AIA Group de-risking its investment portfolio as a result of the global economic downturn and the AIG Events as well as the decline in fair value of AIG shares, which made up approximately 25% of its total equity portfolio as of 30 November 2007.

Fixed income investment portfolio

The following table sets forth the carrying value of the subcategories of fixed income securities in the AIA Group’s investment portfolio as of the dates indicated.

	As of 30 November 2007
		% of Total
	Policyholder	Policyholder		% of Total
	and	and	Investment-	Investment-
	Shareholder	Shareholder	linked	linked
	Investments	Investments	Investments	Investments	Total
	(in US$ millions)

Debt securities:
Government bonds	15,811	26	286	2	16,097
Government agency bonds	6,862	12	164	1	7,026
Corporate bonds	18,210	31	1,020	8	19,230
Structured securities	2,033	3	18	—	2,051

Subtotal	42,916	72	1,488	11	44,404
Loans:
Policy loans	1,327	2	—	—	1,327
Mortgage loans on residential real estate	609	1	—	—	609
Mortgage loans on commercial real estate	112	—	—	—	112
Inter-company loans to fellow subsidiaries of AIG	1,589	3	—	—	1,589
Other loans	120	—	62	—	182
Allowance for loan losses	(15)	—	—	—	(15)

Subtotal	3,742	6	62	—	3,804
Term deposits	557	1	38	—	595
Cash and cash equivalents	1,969	3	614	5	2,583

Total fixed income securities	49,184	82	2,202	16	51,386

	As of 30 November 2008
		% of Total
	Policyholder	Policyholder		% of Total
	and	and	Investment-	Investment-
	Shareholder	Shareholder	linked	linked
	Investments	Investments	Investments	Investments	Total
	(in US$ millions)

Debt securities:
Government bonds	14,663	29	261	3	14,924
Government agency bonds	7,295	14	220	3	7,515
Corporate bonds	17,956	35	971	12	18,927
Structured securities	942	2	15	—	957

Subtotal	40,856	80	1,467	18	42,323
Loans:
Policy loans	1,437	3	—	—	1,437
Mortgage loans on residential real estate	587	1	—	—	587
Mortgage loans on commercial real estate	105	—	—	—	105
Inter-company loans to fellow subsidiaries of AIG	29	—	—	—	29
Other loans	182	—	60	—	242
Allowance for loan losses	(7)	—	—	—	(7)

Subtotal	2,333	5	60	—	2,393
Term deposits	608	1	48	1	656
Cash and cash equivalents	3,048	6	1,116	13	4,164

Total fixed income securities	46,845	91	2,691	32	49,536

	As of 30 November 2009
		% of Total
	Policyholder	Policyholder		% of Total
	and	and	Investment-	Investment-
	Shareholder	Shareholder	linked	linked
	Investments	Investments	Investments	Investments	Total
	(in US$ millions)

Debt securities:
Government bonds	17,690	28	280	2	17,970
Government agency bonds	7,641	12	256	2	7,897
Corporate bonds	24,147	38	1,170	9	25,317
Structured securities	997	2	20	—	1,017

Subtotal	50,475	80	1,726	13	52,201
Loans:
Policy loans	1,644	3	—	—	1,644
Mortgage loans on residential real estate	527	1	—	—	527
Mortgage loans on commercial real estate	48	—	—	—	48
Inter-company loans to fellow subsidiaries of AIG	87	—	—	—	87
Other loans	371	1	75	1	446
Allowance for loan losses	(12)	—	—	—	(12)

Subtotal	2,665	4	75	1	2,740
Term deposits	859	1	33	—	892
Cash and cash equivalents	2,641	4	764	6	3,405

Total fixed income securities	56,640	89	2,598	19	59,238

Debt securities constitute the largest asset class in the AIA Group’s Policyholder and Shareholder Investments, representing 72%, 80% and 80% of the carrying value of total Policyholder and Shareholder Investments as of 30 November 2007, 2008 and 2009, respectively. The remaining asset classes within the fixed income investments portion of the AIA Group’s investment portfolio include loans, term deposits and cash and cash equivalents.

A large proportion of the AIA Group’s investments in debt securities are in the form of government bonds and government agency bonds. Government agency bonds comprise bonds issued by government-sponsored institutions such as state owned enterprises, provincial and municipal authorities and supranational financial institutions, such as the Asian Development Bank. This allocation is driven primarily by asset-liability and capital management purposes as these assets tend to be capital efficient and provide longer maturities to enable the AIA Group to better match its liability profiles. The AIA Group maintains currency matching between assets and liabilities to the extent appropriate. The AIA Group also holds a large portfolio of corporate bonds, comprising 31%, 35% and 38% of carrying value of total Policyholder and Shareholder Investments as of 30 November 2007, 2008 and 2009, respectively. The AIA Group’s corporate bond investments are primarily investment grade issues in their respective geographical markets and generally offer yield enhancement as compared to government bonds, and also provide duration matching for the AIA Group’s liabilities.

In conducting its credit risk assessment of potential investment opportunities, the AIA Group uses an internal risk rating system which is conceptually similar to systems used by external credit rating agencies, such as Moody’s and S&P.

A portion of the AIA Group’s investment in fixed income securities is composed of government agency bonds, corporate bonds and structured securities that are below investment grade or not rated by international credit rating agencies. These investments principally consist of:

•	Government and government agency bonds whose ratings are capped by the sovereign debt rating ceiling issued by rating agencies and the AIA Group’s internal rating system.

•	Bonds and structured notes issued by infrequent issuers in local markets that do not seek credit ratings from international credit rating agencies.

•	Bonds that were rated investment grade at time of purchase but have been subsequently downgraded. The AIA Group reassesses its holding of such securities upon a downgrade.

•	Certain below investment grade or non-rated emerging market bonds that offer yield enhancement opportunities.

Below investment grade or non-rated securities typically carry risks. Complementing the AIA Group’s investment framework described above in “Investment objectives and process” and the tools used in connection with its investment process, such as its internal risk rating system, certain aspects of its risk management framework help it to manage the risks associated with such investments.

Government bonds

Government bonds constituted 26%, 29% and 28% of the carrying value of total Policyholder and Shareholder Investments as of 30 November 2007, 2008 and 2009, respectively.

The following tables show the breakdown of government bonds issued in local and foreign currency by country. In order to diversify investment risk, the AIA Group maintains a portfolio of foreign currency denominated government bonds from a diverse range of countries outside its geographical markets which are set forth below, including a small portfolio of emerging markets debt securities.

	As of 30 November 2007
		Policyholder
		and		Investment-
		Shareholder		linked
	Rating	Investments	%	Investments	%	Total
	(in US$ millions)

Government bonds — issued by governments in their local currency
Singapore	AAA	1,846	14	51	24	1,897
Thailand	A	5,826	44	—	—	5,826
Philippines	BB	1,200	9	30	14	1,230
Malaysia	A	1,374	10	1	—	1,375
China	A	895	7	30	14	925
Indonesia	BB	514	4	86	40	600
Korea	A	1,399	10	16	8	1,415
Other		313	2	—	—	313

Total		13,367	100	214	100	13,581

	As of 30 November 2008
		Policyholder
		and		Investment-
		Shareholder		linked
	Rating	Investments	%	Investments	%	Total
	(in US$ millions)

Government bonds — issued by governments in their local currency
Singapore	AAA	1,713	13	69	32	1,782
Thailand	A	6,377	50	—	—	6,377
Philippines	BB	862	7	12	5	874
Malaysia	A	1,482	12	3	1	1,485
China	A	967	7	70	32	1,037
Indonesia	BB	315	2	59	27	374
Korea	A	857	7	6	3	863
Other		244	2	—	—	244

Total		12,817	100	219	100	13,036

	As of 30 November 2009
		Policyholder
		and		Investment-
		Shareholder		linked
	Rating	Investments	%	Investments	%	Total
	(in US$ millions)

Government bonds — issued by governments in their local currency
Singapore	AAA	2,255	15	70	33	2,325
Thailand	A	7,374	48	—	—	7,374
Philippines	BB	1,309	8	22	10	1,331
Malaysia	A	1,149	7	1	—	1,150
China	A	1,107	7	3	1	1,110
Indonesia	BB	494	3	115	54	609
Korea	A	1,539	10	4	2	1,543
Other		317	2		—	317

Total		15,544	100	215	100	15,759

	As of 30 November 2007
		Policyholder
		and		Investment-
		Shareholder		linked
	Rating	Investments	%	Investments	%	Total
	(in US$ millions)

Government bonds — issued by governments in foreign currency
Mexico	BBB	168	7	—	—	168
South Africa	BBB	103	4	1	1	104
Philippines	BB	632	26	39	54	671
Malaysia	A	307	12	1	1	308
Indonesia	BB	360	15	17	24	377
Korea	A	365	15	1	1	366
China	A	53	2	1	1	54
Other		456	19	12	17	468

Total		2,444	100	72	100	2,516

	As of 30 November 2008
		Policyholder
		and		Investment-
		Shareholder		linked
	Rating	Investments	%	Investments	%	Total
	(in US$ millions)

Government bonds — issued by governments in foreign currency
Mexico	BBB	167	9	3	7	170
South Africa	BBB	116	6	2	5	118
Philippines	BB	465	25	18	43	483
Malaysia	A	266	14	2	5	268
Indonesia	BB	252	14	5	12	257
Korea	A	67	4	2	5	69
China	A	59	3	2	5	61
Other		454	25	8	18	462

Total		1,846	100	42	100	1,888

	As of 30 November 2009
		Policyholder
		and		Investment-
		Shareholder		linked
	Rating	Investments	%	Investments	%	Total
	(in US$ millions)

Government bonds — issued by governments in foreign currency
Mexico	BBB	159	7	2	3	161
South Africa	BBB	166	8	2	3	168
Philippines	BB	761	36	46	71	807
Malaysia	A	88	4	1	2	89
Indonesia	BB	268	13	—	—	268
Korea	A	222	10	2	3	224
China	A	46	2	2	3	48
Other		436	20	10	15	446

Total		2,146	100	65	100	2,211

Government agency bonds

Government agency bonds constituted 12%, 14% and 12% of the carrying value of total Policyholder and Shareholder Investments as of 30 November 2007, 2008 and 2009, respectively. These securities are primarily issued by government-sponsored institutions largely in the geographical markets in which the AIA Group operates.

The following tables show the breakdown of the AIA Group’s government agency bond holdings by credit rating. 97%, 96% and 95% of total government agency bonds were rated BBB or higher as of 30 November 2007, 2008 and 2009, respectively. The credit ratings of government agency bonds are capped at the ratings of the individual country, some of which are below investment grade (BB+ or below).

	As of 30 November 2007
	Policyholder
	and		Investment-
	Shareholder		linked
	Investments	%	Investments	%	Total
	(in US$ millions)

Government agency bonds:*
AAA	1,336	20	31	19	1,367
AA	290	4	35	21	325
A	3,165	46	63	38	3,228
BBB	1,884	28	16	10	1,900
Below investment grade	85	1	3	2	88
Not rated	102	1	16	10	118

Total government agency bonds	6,862	100	164	100	7,026

	As of 30 November 2008
	Policyholder
	and		Investment-
	Shareholder		linked
	Investments	%	Investments	%	Total
	(in US$ millions)

Government agency bonds:*
AAA	1,190	16	15	7	1,205
AA	395	5	65	30	460
A	3,069	42	100	45	3,169
BBB	2,377	33	6	3	2,383
Below investment grade	264	4	1	—	265
Not rated	—	—	33	15	33

Total government agency bonds	7,295	100	220	100	7,515

	As of 30 November 2009
	Policyholder
	and		Investment-
	Shareholder		linked
	Investments	%	Investments	%	Total
	(in US$ millions)

Government agency bonds:*
AAA	1,236	16	64	25	1,300
AA	195	3	64	25	259
A	3,408	45	116	45	3,524
BBB	2,456	32	4	2	2,460
Below investment grade	346	4	—	—	346
Not rated	—	—	8	3	8

Total government agency bonds	7,641	100	256	100	7,897

*	For ease of reference, the AIA Group uses S&P ratings where available. For securities where S&P ratings are not immediately available, it uses Moody’s ratings as an alternative. Where S&P and Moody’s ratings are not readily available, the AIA Group’s internal rating methodology is used. The following conventions have been adopted to conform with the various ratings.

Reported Above As:	S&P	Moody’s	Internal Ratings

AAA	AAA	Aaa	1
AA	AA+ to AA−	Aa1 to Aa3−	2+ to 2−
A	A+ to A−	A1 to A3	3+ to 3−
BBB	BBB+ to BBB−	Baa1 to Baa3	4+ to 4−
Below investment grade	BB+ and below	Ba1 and below	5+ and below

Corporate bonds

Corporate bonds constituted 31%, 35% and 38% of the carrying value of total Policyholder and Shareholder Investments as of 30 November 2007, 2008 and 2009, respectively. In each of the AIA Group’s geographical markets, its corporate bond investments include both local and foreign currency denominated bonds. The AIA Group invests in US dollar denominated bonds primarily to match the US dollar liabilities of certain operating units, such as AIA Hong Kong, and to enhance yields of investment portfolios of certain operating units, such as AIA Singapore and AIA Thailand, where the supply of corporate debt in the local geographical markets in which they operate is limited. AIA Singapore and AIA Thailand use currency swaps and foreign exchange forwards to hedge the US dollar exposure under their US dollar bond investments.

AIA Group’s corporate bond investments are diversified across markets, industries and issuers or obligors. During FY 2008 and 2009, it recognised impairment losses of US$67 million and US$3 million, respectively, relating to bonds issued by Lehman Brothers. Sale of the defaulted bonds in 2009 resulted in a gain of US$19 million in 2009.

The table below shows the carrying value of the AIA Group’s corporate bonds invested in various industries as of the dates indicated.

	As of 30 November
	2007		2008		2009
	Policyholder		Policyholder		Policyholder
	and		and		and
	Shareholder		Shareholder		Shareholder
	Investments	%	Investments	%	Investments	%
	(in US$ millions)

Banks	5,470	30	6,090	34	6,864	28
Oil and Gas	1,859	10	2,168	12	3,089	13
Telecommunications	2,496	14	1,730	10	2,293	9
Diversified Financial Services	1,950	11	1,601	9	2,079	9
Electricity Power and Gas	1,288	7	1,329	7	2,359	10
Conglomerates	635	3	696	4	924	4
Real Estate	514	3	556	3	760	3
Insurance	580	3	440	3	543	2
Transport Marine	407	2	358	2	612	3
Mining	149	1	232	1	257	1
Others	2,862	16	2,756	15	4,367	18

Total	18,210	100	17,956	100	24,147	100

The banking sector represented the AIA Group’s largest sector exposure in its Policyholder and Shareholder Investments corporate bond portfolio as of 30 November 2009, which includes bank hybrid capital securities. Bank hybrid capital securities generally provide better spreads as compared to senior debt securities, and also serve to enhance returns of the AIA Group’s investment portfolio. A significant proportion of the AIA Group’s holdings consists of securities issued by Asia Pacific banks and international banks whose business is largely focused on Asia.

The following tables show that 93%, 94% and 94% of total corporate bonds were rated BBB or higher as of 30 November 2007, 2008 and 2009, respectively.

	As of 30 November 2007
	Shareholder
	and		Investment-
	Policyholder		linked
	Investments	%	Investments	%	Total
	(in US$ millions)

Corporate bonds:*
AAA	301	2	59	6	360
AA	3,496	19	281	28	3,777
A	8,096	44	292	28	8,388
BBB	5,064	28	200	20	5,264
Below investment grade	1,171	6	151	15	1,322
Not rated	82	1	37	3	119

Total corporate bonds	18,210	100	1,020	100	19,230

	As of 30 November 2008
	Policyholder
	and		Investment-
	Shareholder		linked
	Investments	%	Investments	%	Total
	(in US$ millions)

Corporate bonds:*
AAA	225	1	78	8	303
AA	3,271	18	298	30	3,569
A	7,981	44	292	30	8,273
BBB	5,397	30	211	22	5,608
Below investment grade	997	6	45	5	1,042
Not rated	85	1	47	5	132

Total corporate bonds	17,956	100	971	100	18,927

	As of 30 November 2009
	Policyholder
	and		Investment-
	Shareholder		linked
	Investments	%	Investments	%	Total
	(in US$ millions)

Corporate bonds:*
AAA	533	2	34	3	567
AA	3,233	13	253	22	3,486
A	11,297	47	454	39	11,751
BBB	7,730	32	198	17	7,928
Below investment grade	1,106	5	41	3	1,147
Not rated	248	1	190	16	438

Total corporate bonds	24,147	100	1,170	100	25,317

*	For ease of reference, the AIA Group uses S&P ratings where available. For securities where S&P ratings are not immediately available, it uses Moody’s ratings as an alternative. Where S&P and Moody’s ratings are not readily available, the AIA Group’s internal rating methodology is used. The following conventions have been adopted to conform with the various ratings.

Reported Above As:	S&P	Moody’s	Internal Ratings

AAA	AAA	Aaa	1
AA	AA+ to AA−	Aa1 to Aa3−	2+ to 2−
A	A+ to A−	A1 to A3	3+ to 3−
BBB	BBB+ to BBB−	Baa1 to Baa3	4+ to 4−
Below investment grade	BB+ and below	Ba1 and below	5+ and below

Structured securities

The AIA Group’s fixed income investment asset class also includes structured securities, which consist of asset-backed securities, mortgage-backed securities and collateralised debt obligations, constituting 3%, 2% and 2% of the carrying value of total Policyholder and Shareholder Investments as of 30 November 2007, 2008 and 2009, respectively. Structured securities issued by Asia Pacific entities represented 30%, 38% and 75% of the total carrying value of structured securities as of 30 November 2007, 2008 and 2009, respectively.

During 2008 and 2009, the AIA Group recognised impairment losses of US$52 million and US$9 million respectively relating to collateralised debt obligations.

The following tables show that 94%, 89% and 84% of the AIA Group’s total structured securities were rated BBB or higher as of 30 November 2007, 2008 and 2009, respectively.

	As of 30 November 2007
	Policyholder
	and		Investment-
	Shareholder		linked
	Investments	%	Investments	%	Total
	(in US$ millions)

Structured securities:*
AAA	998	49	—	—	998
AA	268	13	—	—	268
A	440	22	—	—	440
BBB	220	11	3	17	223
Below investment grade	71	3	15	83	86
Not rated	36	2	—	—	36

Total structured securities	2,033	100	18	100	2,051

	As of 30 November 2008
	Policyholder
	and		Investment-
	Shareholder		linked
	Investments	%	Investments	%	Total
	(in US$ millions)

Structured securities:*
AAA	479	51	—	—	479
AA	72	8	—	—	72
A	78	8	—	—	78
BBB	218	23	1	7	219
Below investment grade	95	10	14	93	109
Not rated	—	—	—	—	—

Total structured securities	942	100	15	100	957

	As of 30 November 2009
	Policyholder
	and		Investment-
	Shareholder		linked
	Investments	%	Investments	%	Total
	(in US$ millions)

Structured securities:*
AAA	29	3	—	—	29
AA	—	—	—	—	—
A	463	46	—	—	463
BBB	357	36	5	25	362
Below investment grade	143	14	15	75	158
Not rated	5	1	—	—	5

Total structured securities	997	100	20	100	1,017

*	For ease of reference, the AIA Group uses S&P ratings where available. For securities where S&P ratings are not immediately available, it uses Moody’s ratings as an alternative. Where S&P and Moody’s ratings are not readily available, the AIA Group’s internal rating methodology is used. The following conventions have been adopted to conform with the various ratings.

Reported Above As:	S&P	Moody’s	Internal Ratings

AAA	AAA	Aaa	1
AA	AA+ to AA−	Aa1 to Aa3−	2+ to 2−
A	A+ to A−	A1 to A3	3+ to 3−
BBB	BBB+ to BBB−	Baa1 to Baa3	4+ to 4−
Below investment grade	BB+ and below	Ba1 and below	5+ and below

Loans

The AIA Group extends loans to enhance yields on its fixed income investments asset class. Loans represented 6%, 5% and 4% of the carrying value of total Policyholder and Shareholder Investments as of 30 November 2007, 2008 and 2009, respectively. These loans principally consisted of policy loans, mortgage loans on residential and commercial real estate properties and intercompany loans to subsidiaries of AIG. The decrease in loans in FY 2008 is primarily due to the pay down of inter-company loans to subsidiaries of AIG.

The AIA Group follows lending policies that are based on a credit analysis process and underwriting guidelines that account for diverse factors, including market conditions, industry specific conditions, company cash flows and quality of collateral. It also has a monitoring programme in place whereby its credit teams review the status of the obligor on a regular basis to anticipate any credit issues. Policy loan amounts are restricted to the policy’s cash surrender values and, as a result, the AIA Group is not exposed to credit risk on policy loans. The loss on residential mortgage loans and other loans was insignificant in each of FY 2007, 2008 and 2009.

Term deposits and cash and cash equivalents

The AIA Group’s term deposits and cash and cash equivalents constituted 4%, 7% and 5% of the carrying value of total Policyholder and Shareholder Investments as of 30 November, 2007, 2008 and 2009, respectively. The increase in cash and cash equivalents in FY 2008 resulted from the AIA Group’s de-risking of its investment portfolio as well as liquidity management initiative by shifting to cash, the results of operations and capital contributions from AIG.

Equity securities and alternative investments

The AIA Group allocates a portion of its investments to equity securities and alternative investments for yield-enhancement and risk-return optimisation purposes. A significant proportion of its equity securities are held to match AIA investment-linked products and products with participating features where investment returns are shared between it and policyholders. The asset allocation strategies used to match these products are generally consistent with the nature of the products.

In certain other Policyholder and Shareholder Investment portfolios that back other products and shareholder funds, the AIA Group invests in equity securities in order to enhance overall investment portfolio returns. These investments are subject to the SAA and TAA, which seeks to optimise risk and return on such portfolios.

The following table sets forth the carrying value of the subcategories of the AIA Group’s equity securities and alternative investments in its investment portfolio as of the date indicated.

	As of 30 November 2007
	Policyholder
	and		Investment-
	Shareholder		linked
	Investments	%	Investments	%	Total
	(in US$ millions)
Equity securities:
Private equities	191	—	—	—	191
Public equities	4,255	7	2,268	17	6,523

Ordinary shares(1)	4,446	7	2,268	17	6,714
Securities held by consolidated mutual funds managed by AIG	1,154	2	1,558	12	2,712
Interests in investment funds:
Private equity and alternative asset classes	288	—	—	—	288
Other	691	1	7,214	55	7,905

Subtotal	979	2	7,214	55	8,193
Shares in AIG	2,520	4	—	—	2,520

Equity securities - total	9,099	15	11,040	84	20,139
Investment property	1,458	2	—	—	1,458

Total equity securities and alternative investments	10,557	17	11,040	84	21,597

(1)	Other than shares in AIG.

	As of 30 November 2008
	Policyholder
	and		Investment-
	Shareholder		linked
	Investments	%	Investments	%	Total
	(in US$ millions)

Equity securities:
Private equities	86	—	—	—	86
Public equities	1,619	3	1,211	15	2,830

Ordinary shares(1)	1,705	3	1,211	15	2,916
Securities held by consolidated mutual funds managed by AIG	728	1	805	10	1,533
Interests in investment funds:
Private equity and alternative asset classes	287	1	—	—	287
Other	258	1	3,666	44	3,924

Subtotal	545	1	3,666	44	4,211
Shares in AIG	87	—	—	—	87

Equity securities - total	3,065	6	5,682	68	8,747
Investment property	1,410	3	—	—	1,410

Total equity securities and alternative investments	4,475	9	5,682	68	10,157

(1)	Other than shares in AIG.

	As of 30 November 2009
		% of Total
	Policyholder	Policyholder		% of Total
	and	and	Investment-	Investment-
	Shareholder	Shareholder	linked	linked
	Investments	Investments	Investments	Investments	Total
	(in US$ millions)

Equity securities:
Private equities	69	—	—	—	69
Public equities	3,624	6	2,738	20	6,362

Ordinary shares(1)	3,693	6	2,738	20	6,431
Securities held by consolidated investment funds	661	1	1,333	10	1,994
Interests in investment funds:
Private equity and alternative asset classes	151	—	—	—	151
Other	531	1	7,009	51	7,540

Subtotal	682	1	7,009	51	7,691
Shares in AIG	62	—	—	—	62

Subtotal	5,098	8	11,080	81	16,178
Investment property	1,592	3	—	—	1,592

Total equity and alternative investments	6,690	11	11,080	81	17,770

(1)	Other than shares in AIG.

The AIA Group’s equities and alternative investment portfolio includes investments in public equities, private equities and investment funds that may invest in public equities and other alternative asset classes. Its equities and alternative investment portfolio represented 17%, 9% and 11% of the carrying value of total Policyholder and Shareholder Investments as of 30 November 2007, 2008 and 2009, respectively. The significant decrease in equities in FY 2008 was due to the implementation of the de-risking strategy and the reduction in the carrying value of AIG shares.

The AIA Group’s portfolio of private equities is relatively small, constituting 0.2%, 0.2% and 0.1% of the carrying value of total Policyholder and Shareholder Investments as of 30 November 2007, 2008 and 2009, respectively. The AIA Group has made investments in private equity in high growth economies, such as China and India, and diverse sectors, including manufacturing, services, retail and infrastructure.

The AIA Group’s investment funds portfolio represented 4%, 3% and 2% of the carrying value of total Policyholder and Shareholder Investments as of 30 November 2007, 2008 and 2009, respectively. The AIA Group owns a portfolio of investment properties used strictly for investment purposes. It also owns real estate for operational use but these are not reflected in its investment portfolio. The AIA Group’s investment property portfolio had a net book value of US$1,458 million, US$1,410 million and US$1,592 million as of 30 November 2007, 2008 and 2009, respectively, excluding the carrying value of operating leases of leasehold land relating to long-term leaseholds.

Securities lending

AIG established a global securities lending programme in the late 1990s, in which AIA-B, AIA Hong Kong and AIA Brunei participated to enhance portfolio return. AIG Global Securities Lending (Ireland) Ltd acted as an agent for AIG subsidiaries in this programme. The operating units that participated in the programme lent AIA Group assets in exchange for cash as collateral from the borrowers of the assets. The cash collateral was then used to reinvest generally in securities which were rated as investment grade at the date of purchase. Due to the deterioration of market conditions and liquidity issues in the securities lending programme at AIG, the AIA Group began to restructure and wind down its participation in this programme, which was largely completed by 30 November 2009. For further information, see Part XIII (Operating and Financial Review of the AIA Group) section headed “Significant events affecting FY 2009”.

8.	Operations

The AIA Group’s operations unit focuses on processing new business and servicing policies and policyholders across the group.

Operations are currently structured as three separate departments, representing various functional responsibilities:

•	Underwriting and New Business;

•	Claims Management; and

•	Customer Service.

As part of an ongoing strategic initiative to rationalise the AIA Group’s infrastructure and achieve greater operational efficiencies, the operations unit is currently engaged in several key strategic initiatives, including increasing automation, reducing the amount of paper-based processing and increasing the internet-based self-service capability that the AIA Group can offer customers in developed markets.

For markets where operational costs are higher, the AIA Group has constructed a low-cost shared services centre in Malaysia. The centre provides information technology, human resources, finance and administration support services.

8.1	Underwriting and new business

The AIA Group’s underwriting operations involve the evaluation of its insurance products by a professional staff of underwriters and actuaries who determine the type and the amount of risk that it is willing to accept. It also employs a certain level of automated rules-based systems in both medical and non-medical underwriting that is centrally managed by its regional AIA Group office. Underwriting is governed by detailed policies, guidelines and procedures to assist the AIA Group’s underwriters to assess and quantify risks before issuing an insurance policy or contract to a qualified customer. The AIA Group’s geographical reach also allows it to utilise its underwriting experience from more developed markets and apply it to developing markets with less historical underwriting data by sharing established best practice underwriting principles among markets.

The AIA Group’s product pricing philosophy reflects its underwriting standards and is based on the expected payout of benefits, calculated through the use of assumptions for mortality, morbidity, AIA persistency, expenses and investment returns, as well as certain macroeconomic factors such as inflation. These assumptions include a margin for expected profitability and the possibility that actual experience deviates from anticipated experience, and are based on the AIA Group’s own extensive experience and internal data as well as data published by external sources in each of the geographical markets in which it operates.

8.2	Claims management

Claims that the AIA Group receives on its products are processed and investigated by the claims team in each of the geographical markets in which the AIA Group operates. Major and unusual claims are elevated to senior assessors and sometimes will be referred to the regional group office. Claims policies, procedures and controls are determined by the regional group office.

The AIA Group manages claims management risk through organisational and computer systems controls. These organisational controls include pre-established procedures, guidelines and authorisation limits for various operating levels as well as periodic and ad hoc inspections of the local operating units in each of the geographical markets in which it operates. Routine quality assurance control is part of its standard operating procedure to ensure that claim assessment quality and accuracy are in line with its expected loss ratio.

8.3	Customer service and contact centre

The AIA Group seeks to provide quality services to its customers and potential customers and to be responsive to their needs, both before and after issuing a policy or contract, through an extensive customer service network. It delivers customer services primarily through its customer service units at each of its local operating units via its contact centres and offices, agency force, internet platform and telephone services based on guidelines established by group operations.

The AIA Group is a frequent recipient of various industry awards, including:

•	Readers Digest Trust Brand Award for Insurance (Hong Kong 2004 - 2009; Singapore 2004 - 2009; Thailand 2004 - 2009; Malaysia 2006 - 2008); and

•	Preferred Insurance Vendor of the Year 2008 - Singapore.

8.4	Reinsurance

The AIA Group reinsures a portion of the risk that it assumes under its insurance products to reduce its exposure to loss and protect its capital resources. In addition, it makes use of reinsurance to obtain product pricing expertise when entering new lines of business, products or markets. The AIA Group’s reinsurance includes both arrangements with third party reinsurers not affiliated with it (i.e. external reinsurance) and arrangements between and among businesses entirely within the AIA Group (i.e. internal reinsurance). A central component of the AIA Group’s reinsurance strategy is to use internal reinsurance where applicable local regulations allow. As a result of its history and scale, the AIA Group has accumulated a substantial volume of experience and data which assists in its reinsurance strategy. Where it does not have adequate data, such as when it insures a new type of risk, it may reinsure a substantial portion or all of such risk. As it develops experience data related to such new risk, it may gradually retain more of the risk and reduce the use of related external reinsurance over time.

When the AIA Group uses reinsurance, it cedes to a reinsurer a portion of the risk that it assumes under its insurance products in exchange for a portion of the premiums it receives with respect to these products.

The AIA Group’s criteria for selecting third party reinsurers include financial strength, service, terms of coverage, claims settlement efficiency and price. It monitors the financial condition of its third party reinsurers on an ongoing basis and reviews its reinsurance arrangements periodically. To reduce reinsurance concentration risk, it has established reinsurance programmes with various international third party reinsurers and limits exposure to any one third party reinsurer. In some geographical markets in which it operates, local insurance regulations require it to use local third party reinsurers for a portion of its reinsurance. The AIA Group has clearly defined risk limits, tailored to its products and the geographical markets in which it operates, related to both internal and external reinsurance.

When the AIA Group uses internal reinsurance, one of its operating subsidiaries or branches cedes to another member of the group a portion of the risk that operating subsidiary or branch assumes under the AIA Group’s insurance products. Under the AIA Group’s internal reinsurance strategy, the member of the group that acts as reinsurer will typically obtain external reinsurance in order to cede to a third party reinsurer risk above certain defined risk limits.

8.5	Information technology

The AIA Group’s information technology group plays a significant role in supporting its business growth and providing reliable service to its customers, agents and business partners. The AIA Group has adopted a shared services strategy and currently has 3 shared services centres to improve quality, service and cost-efficiency. The majority of its core application development and support is delivered through these shared services centres.

The AIA Group’s systems include applications related to e-business processes, sales and management support, sales illustration, underwriting, imaging and workflow, policy administration, actuarial, financial management and analysis and human resources. The AIA Group is expanding its deployment of “straight through” process functions across the group to both expedite new business underwriting processes and significantly improve control, turnaround time and customer and business partner satisfaction. It is also in the process of implementing a uniform group-wide financial system with service providers through its financial transformation programme.

The AIA Group’s digital strategy includes the expansion of self-service functions to provide additional convenience to customers, agents and business partners. The AIA Group is also expanding the usage of the internet and other digital platforms (e.g. cell phones, PDAs, etc.) to provide even more online functions.

To minimise the impact of a partial or complete failure of any of its information technology or communications systems, the AIA Group has implemented two programmes — the Business Continuity Plan and the Disaster Recovery Plan — which provide detailed processes and procedures to be applied in case of any such failure. In addition, it maintains a network of disaster recovery facilities designed to be activated in place of its primary facilities in case of failure and it has created a remote backup management system to limit potential losses of data resulting from system disruptions.

8.6	Employees

As of 30 November 2009, the AIA Group (excluding AIA India) had a total of approximately 15,500 employees. The following table shows an approximate breakdown of its employees by function as of 30 November 2009:

	Number of
	Employees	% of Total

Sales & Marketing	5,760	37
Claims / Customer Services	2,270	15
Finance and Accounting	1,650	11
Business Acquisition	1,440	9
General Services	1,170	8
Information Technology	1,020	6	(1)
Actuarial / Product Development	440	3
Investment	350	2
Human Resources	290	2
Legal / Compliance / Internal Audit	170	1
Executive Management	170	1
Others	770	5

Total	15,500	100

(1)	This figure has been rounded down — actual figure is 6.58%.

The AIA Group enters into employment agreements with individual employees covering matters such as salary, employee benefits, confidentiality obligations and termination of employment. It generally formulates its employees’ compensation to include one or more elements such as salaries, allowances, bonuses, long-term incentives and benefits subject to applicable rules and regulations. The AIA Group’s compensation programmes are designed to remunerate its employees based on their performance, roles and responsibilities, skills and competencies. The AIA Group also performs market benchmarking with respect to its compensation programmes.

8.7	Services provided to AIA

In addition to the ALICO reinsurance contract referenced at “— Group employee benefit reinsurance agreements with ALICO” in the “Connected transactions” section of this Part VIII, certain low value services (including management and back office services; insurance services (including an insurance marketing service); and reinsurance services) will be provided by the AIG Group to the AIA Group following completion of the Transactions. The majority of these services are provided on short or rolling one-year terms. In addition, certain IT services may also be provided by the AIG Group following completion of the Transactions if the planned transition to a third party provider does not occur on the envisaged timetable. Certain investment management/advisory services and insurance services are currently provided to the AIA Group by the AIG Group and the strategy in respect of these services following completion of the Transactions has not yet been determined.

9.	Intellectual property

Most of the AIA Group’s branches and wholly-owned subsidiaries conduct their businesses primarily under the “AIA” brand name and its derivatives and variants, with the notable exception of the Philamlife business in the Philippines, which will continue to operate primarily under the “Philamlife” brand name. The AIA Group possesses an extensive portfolio of domain names and trade marks relating to its businesses in the geographical markets in which its subsidiaries and branches operate. However, until recently, certain of the AIA Group’s branches and subsidiaries, including AIA Australia, AIA Indonesia, AIA Korea, AIA New Zealand, AIA Taiwan and AIA Vietnam, used primarily AIG derived trade marks in their businesses, and many of its businesses used AIG trade marks and domain names for certain products and purposes.

On 30 November 2009, AIG assigned and transferred to AIA Co substantially all of the trade marks and domain names owned by AIG that were used primarily in the businesses and operations of AIA Co and its subsidiaries, including without limitation, the AIA and AIA-related trade marks registered in its geographical markets. Around the same time, the AIA Group also rebranded certain of its subsidiaries’ businesses and generally began to transition the AIA Group from the use of trade marks and domain names that incorporated the AIG trade marks to the use of trade marks and domain names derived exclusively from the “AIA” trade marks. This assignment agreement also contains provisions relating to the co-existence of the AIA and AIG brands. AIA is limited in its ability to adopt variations of the AIA initials and name and to object to AIG’s name and certain other names based on “AI” initials.

Further, except to a limited extent, AIA cannot use the AIA initials or American International Assurance name in North America or US overseas territories.

AIA Co also entered into a licence agreement with AIG on 30 November 2009 in order to facilitate the AIA Group’s smooth transition from using the AIG trade mark and certain derivative marks and domain names. The licence will remain in place until 30 November 2011 or, if later, it will expire one year from a change of control of AIA Co. The underlying AIG trade marks covered by the licence agreement were not transferred to the AIA Group because they are not principally used by the AIA Group. AIG may terminate the agreement unilaterally with respect to a particular intellectual property right only in the case of a non-cured material breach or on the occurrence of certain insolvency events, such rights to arise only after a change of control event.

On 30 November 2009, AIA Co also entered into a licence agreement with AIG pursuant to which it was granted rights to continue using certain intellectual property (other than trade marks) used by the AIA Group or its affiliates prior to the closing of the transactions contemplated by the June 09 Purchase Agreement on a perpetual, worldwide, royalty-free basis. This licence can be terminated by AIG with respect to a particular intellectual property right in the event of a non-cured material breach, such right to arise only after a change of control event.

10.	Customers

The AIA Group’s five largest customers constituted in aggregate less than 30% of its total sales for each of FY 2007, FY 2008 and FY 2009.

11.	Reserves

In accordance with appropriate methodologies called for by applicable accounting and regulatory standards, the AIA Group establishes, and carries as liabilities, reserves which are actuarially determined amounts that are calculated to meet its obligations under its insurance products.

IFRS reserves

In accordance with IFRS the reserves for AIA Group financial reporting purposes are based on actuarially recognised methods for estimating future benefits and claims.

The AIA Group establishes liabilities for obligations for future benefits and claims on its products based on assumptions that are formulated with reference to experience and economic variables. These assumptions include assumptions for mortality, morbidity, AIA persistency, expenses and investment returns, as well as macroeconomic factors. Actual experience may deviate from these assumptions and, as a result, AIA cannot determine precisely the amounts which it will ultimately pay to settle the liabilities on its products or when these payments will need to be made. See Part II (Risk Factors) of this prospectus. The AIA Group may experience sudden and unexpected claims and investment losses due to catastrophic events. Actual amounts may vary from the estimated amounts, particularly when payments may not occur until well into the future. The AIA Group values its liabilities regularly, based on applicable assumptions used to establish the liabilities, as well as its actual policy benefits and claims experience. The AIA Group expenses changes in its liabilities in the period the liabilities are established or re-estimated. To the extent that actual experience and trends are less favourable than the AIA Group’s underlying assumptions used in establishing these reserves, it could be required to increase its reserves for such liabilities.

Statutory reserves

The AIA Group is required to report local operating unit reserves for regulatory purposes in many of the geographical markets in which it operates. These reserves are reported in accordance with the statutory reserve standards applicable to each of these geographical markets.

12.	Connected transactions

The AIA Group has entered into certain transactions with parties who are its connected persons (as defined in the Hong Kong Listing Rules) and to the extent that these transactions continue following the Acquisition, they will constitute continuing connected transactions of Prudential under the Hong Kong Listing Rules.

The historical values disclosed for FY 2007, FY 2008 and FY 2009 in respect of the continuing connected transactions in this section that were effective during FY 2007 to FY 2009 constitute a portion of the values disclosed in respect of related party transactions for FY 2007, FY 2008 and FY 2009 at Note 41 of the historical financial information of the AIA Group set out in Part XV of this document.

A further portion of the amounts disclosed in respect of related party transactions for FY 2007, FY 2008 and FY 2009 at Note 41 of the historical financial information of the AIA Group set out in Part XV of this prospectus is attributable to: (i) those continuing connected transactions disclosed in this section that were effective during FY 2007, FY 2008, FY 2009, constitute shared administrative services exempt from the reporting, announcement and independent shareholders’ approval requirements under Rule 14A.33(2) of the Hong Kong Listing Rules and for which historical values have not been disclosed; and (ii) transactions between the AIA Group and members of the AIG Group that will not continue following the Acquisition and which therefore do not constitute continuing connected transactions requiring disclosure in this section. Further details of related party transactions are set forth in the historical financial information of the AIA Group set out in Part XV of this document.

Non-exempt continuing connected transactions

Following the Acquisition (and subject (i) to AIA Aurora being a substantial shareholder of New Prudential and (ii) to ALICO being an associate of AIG), the following transactions will, unless terminated, be regarded as continuing connected transactions subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirements under Rule 14A.34(1) of the Hong Kong Listing Rules. As referenced in “Reorganisation — Phase III — Preparation for a public offering or sale — Sale of ALICO” in the “History” section of this document, AIG has announced that a sale of ALICO to MetLife is expected to be completed by the end of 2010.

Group employee benefit reinsurance agreements with ALICO

The AIA Group has entered into reinsurance transactions with ALICO, a member of the AIG Group, under which ALICO will reinsure risks relating to group employee benefit insurance policies issued by branches or subsidiaries of the AIA Group in Hong Kong, Singapore, Australia and New Zealand in the ordinary and usual course of business of the AIA Group following the Acquisition. These transactions were intended to replace previous arrangements in place between the parties under which subsidiaries of the AIA Group in certain countries and other insurance companies in the AIG Group were introduced via ALICO’s sales network to multinational corporate clients to whom they issued group employee benefit policies for each multinational’s local operations in their respective countries, and the insured risks under these policies were then pooled and shared between ALICO and the insurance companies. These transactions are based on a reinsurance model under which ALICO commits to reinsure a fixed percentage of the risk under each group employee benefit policy written by the AIA Group. For Hong Kong and Singapore the percentage reinsured by ALICO is 90% and for Australia and New Zealand it is 100%. For each underlying group employee benefit policy, ALICO reinsures the risk up to an agreed claim limit. This will be continuing business between the AIA Group and ALICO replacing the previous arrangements. Such transactions will be conducted in the ordinary and usual course of the AIA Group’s business on normal commercial terms.

As these reinsurance transactions were intended to replace the previous arrangements in place prior to the Reorganisation that involved the AIA Group and ALICO obtaining leverage from scale by combining the parties’ respective insurance liabilities, rather than ALICO acting as a reinsurer, there is no comparable historical value information available for these transactions.

It is expected that the aggregate annual value of the commissions and fees payable by ALICO to the AIA Group under these reinsurance transactions will not exceed £10 million on a gross basis and therefore the highest percentage ratio under the Hong Kong Listing Rules will be, on an annual basis, less than 0.1%. Accordingly, payment of commissions and fees in these reinsurance transactions constitute in aggregate a de minimis continuing connected transaction exempt from the reporting, announcement and independent shareholders’ approval requirements under Rule 14A.33(3) of the Hong Kong Listing Rules.

It is expected that the aggregate annual value of reinsurance premiums and fees payable by the AIA Group to ALICO under these transactions will be at least US$52.4 million on a gross basis in each of financial year 2010, financial year 2011 and financial year 2012 and, therefore, the highest applicable percentage ratio calculated based on the latest audited financial statements of the Prudential Group under the Hong Kong Listing Rules will be, on an annual basis, more than 0.1% and less than 2.5%. Accordingly, payment of reinsurance premiums and fees in these transactions between the AIA Group and ALICO will constitute a continuing connected transaction subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirements under Rule 14A.34(1) of the Hong Kong Listing Rules.

To comply with Rules 14A.35(1) and 14A.35(2) of the Hong Kong Listing Rules and to document the relationship between the AIA Group and ALICO in relation to the ongoing payment of reinsurance premiums and fees in reinsurance transactions, the AIA Group entered into quota share reinsurance agreements in Hong Kong, Singapore, Australia and New Zealand with ALICO (the “ALICO Reinsurance Agreements”), which became effective on

1 January 2010. The ALICO Reinsurance Agreements were negotiated between the AIA Group and ALICO on arm’s length terms with the advice of external counsel.

Pursuant to the ALICO Reinsurance Agreements, the AIA Group and ALICO have agreed on rates of reinsurance premiums which are comparable to those available under similar reinsurance contracts with independent third party reinsurers, and to conduct all reinsurance transactions in accordance with applicable normal market practices and on normal commercial terms.

The ALICO Reinsurance Agreements will be effective for a period of three years from 1 January 2010. The Enlarged Group will comply with the applicable provisions of the Hong Kong Listing Rules in respect of any renewal of these agreements.

Annual Caps

Pursuant to Rule 14A.35(2) of the Hong Kong Listing Rules, the AIA Group has set annual caps for the maximum aggregate amount of premiums, commissions and fees payable on a gross basis under the ALICO Reinsurance Agreements in financial year 2010, financial year 2011 and financial year 2012 as follows:

Premiums and fees payable by the AIA Group to ALICO

Annual Cap for Year Ending 30 November
2010	2011		2012

US$52.4m	US$	64.3m	US$	80.8m

The annual caps above have been estimated primarily on the basis of: (i) the AIA Group’s projection of the normal rate of growth in premium income from its group employee benefit insurance business in each of the countries covered by the agreements; and (ii) the AIA Group’s expectation that it will continue to reinsure the same portion of this new business to ALICO throughout the term of the ALICO Reinsurance Agreements as it does at present. Due to the fact that a fixed share of premiums will be paid by the AIA Group to ALICO, and a fixed proportion of those premiums will be paid as commission by ALICO to the AIA Group during the full term of the ALICO Reinsurance Agreements, the total amounts that will be payable by the parties is directly determined by insurance premium growth.

Waiver application for non-exempt continuing connected transactions

In respect of the non-exempt continuing connected transactions described in “Connected transactions — Non-exempt continuing connected transactions” in this section, as the highest applicable ratio as set out in Rule 14A.07 of the Hong Kong Listing Rules is, on an annual basis, in each case expected to be more than 0.1% but less than 2.5%, such transactions are exempt from the independent shareholders’ approval requirements but are subject to the reporting and announcement requirements as set out in Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules.

As described above, it is expected that these non-exempt continuing connected transactions to be carried out on a continuing and recurring basis and to extend over a period. Strict compliance with the announcement requirements under the Hong Kong Listing Rules would, accordingly, be impractical, unduly burdensome and would create unnecessary administrative costs.

Accordingly, Prudential has applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with the announcement requirement relating to continuing connected transactions under Rule 14A.35 of the Hong Kong Listing Rules in respect of the non-exempt continuing connected transactions.

The Enlarged Group will, however, comply at all times with the applicable provisions under Rules 14A.35(1), 14A.35(2), 14A.36, 14A.37, 14A.38, 14A.39 and 14A.40 of the Hong Kong Listing Rules in respect of these non-exempt continuing connected transactions.

In the event of any future amendments to the Hong Kong Listing Rules imposing more stringent requirements than those as of the date of this prospectus on the continuing connected transactions referred to in this section, the Enlarged Group will take immediate steps to ensure compliance with such new requirements.

Confirmation from the Sponsor

The sponsor to Prudential’s listing application with the Hong Kong Stock Exchange is of the view that the above transactions are in the ordinary and usual course of business of AIA, on normal commercial terms and are fair and reasonable and will upon completion of the Transactions be in the interests of the shareholders of Prudential as a whole, and that the proposed annual caps for the transactions set out above are fair and reasonable.

Investments in the AIG Products

The Prudential Group, through its subsidiaries, runs a number of funds on behalf of its clients. The funds invest in a variety of financial products. As part of this, the funds may, from time to time, hold financial products of the AIG Group including debt securities in the form of bonds or notes (including convertible bonds, exchangeable bonds, fixed or floating rate notes or structured notes such as credit or equity linked notes) (the “AIG Products”). These investments are documented and the term of the AIG Products may be longer than 3 years.

As AIA will, at completion of the Acquisition, become a connected person of the Prudential Group, investments in the AIG Products may constitute connected transactions under Rule 14A.13(1) of the Hong Kong Listing Rules. The value of the AIG Products held by the Prudential Group’s funds as at 31 December 2009 constituted less than 0.1% of the total assets of the Prudential Group as at 31 December 2009. The aggregate value of this percentage may be further reduced when the Prudential Group completes the Acquisition. The investments in the AIG Products would constitute an exempt connected transaction under Rule 14A.31(2) of the Hong Kong Listing Rules and from the reporting, announcement and independent shareholders’ approval requirements.

Prudential will continue to discuss with the Hong Kong Stock Exchange the implications of such transactions under the Hong Kong Listing Rules with a view to seeking any necessary waivers in respect of such.

Related party transactions after FY 2009

Transactions after 30 November 2009 which, had they occurred in FY 2009, would have been within the scope of the transactions referred to in Note 41 of the historical financial information of the AIA Group set out in Part XV of this document, relate to (i) payments and receipts under arrangements that were in existence as at 30 November 2009 (including payments made in connection with the termination of certain of such arrangements with members of the AIG Group as part of the ongoing separation of the AIA Group from the AIG Group); (ii) new arrangements entered into since 30 November 2009 of a similar type of those in existence as at 30 November 2009; and (iii) obligations contracted to directors after 30 November 2009 (in an amount, including the amounts referred to in the note within Note 40 of the historical financial information of the AIA Group set out in Part XV of this document, not greater than US$6.1 million).

13.	Risk management

Overview

AIA’s risk management framework is managed by a dedicated enterprise risk management team and includes a variety of risk management committees and control procedures at both a regional AIA Group level and local operating unit level. The risk management framework seeks to deliver:

•	a consolidated risk oversight structure;

•	enhanced reporting lines for functional aspects of enterprise risk management;

•	embedded risk management at local operating units;

•	promotion of effective oversight and internal controls; and

•	effective allocation of resources.

Risk management framework

The AIA Group’s enterprise risk management team consists of a group of professionals that focus on comprehensive AIA Group risk management and oversight and a group of professionals that focus on risk management matters at local operating units. These professionals report, through the head of enterprise risk management, to the chief risk officer of the AIA Group. The enterprise risk management team manages various risk management committees and control procedures at both a regional AIA Group level and local operating unit level. The chart below outlines AIA Group’s primary risk management committees as of 14 May 2010 (the latest practicable date prior to publication of this document).

The AIA Group’s primary risk management committee is the AIA Group risk management committee (the “Risk Management Committee”). This committee oversees four principal supporting subcommittees: the asset-liability management committee (the “ALM Committee”); the operational risk management committee (the “ORM Committee”); the product risk management committee (the “PRM Committee”); and the catastrophic and emerging risk committee (the “CERC Committee”). Complementing these principal risk management committees is a transaction review committee (the “TR Committee”).

In addition to the regional AIA Group level risk management committees outlined above, each local operating unit has a local risk management framework that is consistent with the regional AIA Group level risk management framework. Operating units in larger markets, including in each of the Key Geographical Markets, have their own local risk management committees overseeing local asset-liability management subcommittees, operational risk management subcommittees and product risk management subcommittees. Some operating units in smaller markets do not require dedicated subcommittees and so have a single risk management committee.

Risk management committee

The Risk Management Committee is the AIA Group’s primary risk management body and focuses on managing the AIA Group’s overall risk exposure and overseeing the 4 principal subcommittees described below. The Risk Management Committee reports directly to the Executive Committee, which is a subcommittee of the AIA Group’s Board.

ALM Committee

The ALM Committee focuses on asset-liability management exposure, major asset-liability proposals, solvency and capital management, strategic asset allocation, credit risk management, market risk management, financial mitigation programmes and reinsurance strategies. The objective of the AIA Group’s asset-liability management is to manage the risk exposures of assets to liabilities and to ensure that the AIA Group’s obligations arising from its liabilities are met.

ORM Committee

The purpose of the ORM Committee is to provide oversight of the operational risk management activities within the AIA Group and ensure the related operational risk management policies and programmes are implemented appropriately and consistently within local operating units. The ORM Committee is responsible for establishing priorities and coordination across the AIA Group’s functional operational risk management activities, monitoring operational risk exposures and the status of action plans, developing guidelines for reporting on key operational risks, key risk indicators and risk event data capture. The ORM Committee is also responsible for the review and monitoring of the most significant operational deficiencies identified by the AIA Group’s internal audit and compliance functions or through self assessments and internal controls testing to ensure appropriate management focus is being directed toward risk mitigation activities and the successful implementation of remediation measures.

PRM Committee

The PRM Committee focuses on the pricing of risks, the risk exposure of existing products and guidance for internal controls. The PRM Committee reviews and approves product pricing policies and guidelines, monitors product risks and develops product approval authority limits.

CERC Committee

The CERC Committee provides oversight and guidance with respect to catastrophic and emerging risks and their potential impact on the AIA Group.

TR Committee

The TR Committee complements the AIA Group’s risk management structure and plays an important role in due diligence of certain business transactions. The TR Committee reviews the AIA Group’s products and transactions with a business partner or among members of the AIA Group that may expose the AIA Group to heightened legal, regulatory, accounting or reputational risk.

Principal risk exposures

Insurance risk

Life insurance risk can be described as a combination of the following component risks: (i) inadequate or inappropriate product design; (ii) inappropriate underwriting or pricing of policies; (iii) lapse risk; and (iv) variability of claims experience. The AIA Group manages its exposure to insurance risk in many ways. It has significant underwriting and actuarial personnel resources and has implemented well-defined underwriting and actuarial guidelines and practices. The AIA Group has accumulated a substantial volume of experience and data which assists it in the evaluation, pricing and underwriting of its products.

Product design risk

Product design risk refers to potential defects in the development of a particular insurance product. The AIA Group’s product development process is overseen by the PRM Committee, which provides direction on pricing guidelines, as well as a separate committee, the product development committee. The AIA Group seeks to manage this risk by completing pre-launch reviews of a new product by regional AIA Group and local operating unit functional departments, including product development and approval, actuarial, legal and underwriting.

Pricing and underwriting risk

Pricing and underwriting risk refers to the possibility of product-related income being inadequate to support future obligations arising from a product. The AIA Group seeks to manage pricing and underwriting risk by adhering to regional AIA Group underwriting guidelines. Each local operating unit maintains a team of professional underwriters who review and select risks that are consistent with the risk appetite and underwriting strategy of the AIA Group. A second layer of underwriting review is conducted at the regional AIA Group for complex and large risks.

Claims risk

Claims risk refers to the possibility that the frequency or severity of claims arising from insurance products exceeds the levels assumed when the products were priced. The AIA Group seeks to mitigate claims risk by conducting regular experience studies, including reviews of mortality and morbidity experience, reviewing internal and external data and considering the impact of such information on reinsurance needs and product design and pricing.

Claims risk also includes risk related to the possibility of significant financial losses arising from a lack of diversification, either geographical or by product type, of the risks insured. The AIA Group has a broad geographical footprint across the Asia Pacific region, providing a natural diversification of geographic concentrations of claims and other (such as political) risks. The broad product offering and in-force product portfolio of the AIA Group also reduces exposure to risks associated with claims concentration risk. In addition, the AIA Group uses catastrophe insurance to help minimise concentration risk.

Lapse risk

Lapse risk refers to the possibility of actual lapse experience that diverges from the anticipated experience that was assumed when products were priced, as well as financial loss due to early termination of policies or contracts where the acquisition cost incurred may not be recoverable from future revenue. The AIA Group carries out regular studies of persistency experience and the results are assimilated into new and in-force product management.

Concentration of insurance risk

Concentration of insurance risk refers to the possibility of significant financial losses arising from a lack of diversification, either geographical or by product type, of the AIA Group’s portfolio. Certain events, such as viral pandemics, may give rise to higher levels of mortality or morbidity experience and exhibit geographical concentrations. The AIA Group has a broad geographical footprint across Asia and its results are not substantially dependent upon any one geographical market. This breadth provides a natural diversification of geographic concentrations of insurance and other risks (such as political risks). However, given the AIA Group’s exposure to Asia, it may be relatively more exposed to pandemics localised in Asia than insurance groups with a worldwide presence.

Credit risk

Credit risk arises from the possibility of financial loss arising from default by borrowers and transactional counterparties and the decrease in value of financial instruments due to deterioration in credit quality. The key areas where the AIA Group is exposed to credit risk include repayment risk in respect of cash and cash equivalents; investments in debt securities; loans and receivables (including insurance receivables); and reinsurance receivables.

The AIA Group’s approach to managing credit risk is a bottom-up process based on fundamental research. A team of analysts analyses each obligor’s financial and competitive position, typically including a review of macroeconomic outlooks, industry trends and financial information, an analysis of issuer credit fundamentals, dialogue with issuers, third party checks and ongoing monitoring of fixed income and equity values.

Market risk

Market risk arises from the possibility of financial loss caused by changes in financial instruments’ fair values or future cash flows due to fluctuations in key variables, including interest rates, foreign exchange rates, equity market prices and real estate property market prices. The AIA Group seeks to manage its market risk exposure in a variety of ways. The ALM Committee oversees activities to evaluate market risk exposure and considers each component of market risk when formulating the SAA. AIA Group enterprise risk management uses various quantitative models to assess market risks. These models include sensitivity analyses, value-at-risk models and stress test scenarios, which are common tools in the investment and insurance industries.

Interest rate risk

The AIA Group’s exposure to interest rate risk predominantly arises from the AIA Group’s investments in long-term fixed income debt securities, which are exposed to fluctuations in interest rates.

The AIA Group seeks to manage its interest rate risk by generally investing in fixed income assets in the same currencies as those of its liabilities as well as investing in financial instruments with tenors that broadly match the duration of its liabilities.

The AIA Group also considers the effect of interest rate risk in its overall product strategy. Certain products such as investment-linked, universal life and participating business, inherently have lower interest rate risk as their design provides flexibility as to crediting rates and policyholder dividend scales.

Foreign exchange rate risk

At the AIA Group level, foreign exchange rate risk arises mainly from operations in multiple geographical markets in the Asia Pacific region and the translation of multiple currencies to US dollars for financial reporting purposes.

On a local operating unit level, to the extent possible and appropriate, investments are made in assets denominated in currencies that match the relevant liabilities to avoid currency mismatches. In certain portfolios, investments are made in currencies that are different from the underlying liabilities in order to achieve yield as well as diversification benefits. The related foreign exchange risk is hedged through standard derivatives such as swaps, futures and forwards.

Equity risk

Equity price risk arises from changes in the market value of equity securities and equity funds. Equity securities form a small portion of the AIA Group’s investment portfolio and SAA, and therefore the AIA Group has relatively limited exposure to equity risk.

Property price risk

Property price risk arises from the AIA Group’s interests in real estate assets which form a part of its investment portfolios and are subject to increases or decreases in market value. The AIA Group’s real estate investment sub-committee reviews and oversees all major real estate investment activity. Real estate assets form a small portion of the AIA Group’s investment portfolio and SAA, and therefore, it has relatively limited exposure to property price risk.

Liquidity risk

Liquidity risk primarily refers to the possibility that the AIA Group has insufficient cash available to meet its payment obligations to counterparties as they become due. The AIA Group is subject to liquidity risk on insurance products that permit surrender, withdrawal or other forms of early termination for a cash surrender value.

The AIA Group seeks to manage liquidity risk by emphasising flexible insurance product design and by matching, to the extent possible and appropriate, the duration of its investment assets with the duration of its insurance policies. Most of the AIA Group’s assets are in the form of marketable securities, which can typically be converted to cash quickly should unexpected cash payment obligations arise. The AIA Group develops cash flow forecasts and maturity gap analyses to quantify and monitor liquidity needs to minimise the risk that unexpected cash obligations arise.

For a detailed liquidity risk analysis, see note 37 to the AIA Group historical financial information set out in Part XV to this prospectus.

Operational risk

Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, personnel and systems or from external events.

The primary tool to manage operational risk is risk and control self assessment. The objective of risk and control self assessment is to identify, evaluate, measure and monitor operational risks. This assessment is performed by each member of the AIA Group and is subject to oversight by each local business unit’s operational risk management subcommittees and the ORM Committee. Other tools utilised to manage operational risks are risk event data capture and analysis and key risk indicators. The ORM Committee and other operational risk management personnel share lessons learned as a result of operational incidents and losses, fraud and internal audit reporting issues with all local operating units to increase overall AIA Group risk awareness and proactively strengthen the AIA Group’s control environment.

PART X

SUPERVISION AND REGULATION

The Prudential Group’s and the AIA Group’s principal insurance and investment operations are in Asia, Australasia, the United Kingdom and the United States. Accordingly, they are, and the Enlarged Group will be, subject to applicable Asian, Australasian, United Kingdom and United States insurance and other financial services regulation which is discussed below.

A.	ASIAN AND AUSTRALASIAN SUPERVISION AND REGULATION

1.	Regulation of insurance business

The Prudential Group’s and the AIA Group’s businesses in Asia and Australasia are subject to all relevant local regulatory and supervisory schemes. These laws and regulations vary from country to country, but the regulators typically grant (or revoke) licences and therefore control the ability to operate a business.

The industry regulations are usually widely drawn and will include provisions governing both financial matters and the way business is conducted in general. Examples include the registration of agents, the approval of products, asset allocation, minimum capital and the basis for calculating the company’s solvency and reserves and the valuation of policyholder liabilities. Regulatory authorities may also regulate affiliations with other financial institutions, shareholder structures and the injection of capital and payment of dividends. Financial statements and other returns are filed with the regulators. The regulators may also conduct physical inspections of the operations from time to time.

A number of jurisdictions across Asia and Australasia require insurance companies to participate in policyholder protection schemes (i.e. contribute to a fund to support policyholders in the event of an insurance company failing).

In addition to the local regulatory regimes in each of the geographical markets in which the Enlarged Group operates, the Hong Kong Office of the Commissioner of Insurance (the “OCI”) exercises extra-territorial regulatory oversight over branches of AIA Co (located in Singapore, Brunei, Thailand and China) and AIA-B (located in Macau, Korea, Taiwan and New Zealand) in respect of certain risk management aspects. As a result, the regulatory framework in Hong Kong is relevant not only to AIA Co’s and AIA-B’s Hong Kong operations but also applies to a substantial number of the AIA Group’s local operating units that are branches of AIA Co or AIA-B. Please see “Hong Kong (The Prudential Assurance Company Limited, AIA Co and AIA-B)” in this section for further details of regulation at the AIA Group level.

The Bermuda Monetary Authority (the “BMA”) regulates AIA-B’s business in Bermuda, as well as that of its branches in Asia (in addition to any relevant local law and regulation). Please see “Bermuda — AIA-B” in this section for further details of regulation in Bermuda.

Subsidiaries of AIA Co and AIA-B, including those in Australia, Vietnam, Indonesia, Malaysia and the Philippines, are not subject to supervision and regulation by the OCI or the BMA (but are subject to applicable local regulatory requirements).

For Prudential Corporation Asia’s and the AIA Group’s insurance operations the details of the regulatory regimes are as follows:

Hong Kong — The Prudential Assurance Company Limited, AIA Co and AIA-B’s Hong Kong branch (“AIA-B HK”)

Overview

The Hong Kong branch of PAC is authorised to carry on both long-term business and general business in Hong Kong under a composite licence. The AIA Group is authorised to carry on insurance business in Hong Kong through AIA Co and AIA-B HK. AIA Co is authorised to carry on both long-term business and general business under a composite licence. AIA-B HK is licensed in respect of all classes of long-term business and in respect of health and protection classes of general business.

The OCI is the regulatory body set up for the administration of the Insurance Companies Ordinance (the “ICO”). The Office is headed by the Commissioner of Insurance who has been appointed as the Insurance Authority (“IA”) for administering the ICO. The principal functions of the IA are to ensure that the interests of policyholders or potential policyholders are protected and to promote the general stability of the insurance industry. The IA has the following major duties and powers: (i) authorisation of insurers to carry on insurance business in Hong Kong;

(ii) regulation of insurers’ financial condition primarily through the examination of the annual audited financial statements and business returns submitted by the insurers; and (iii) development of legislation and guidelines on insurance supervision.

The Hong Kong operations of the Enlarged Group will also be subject to the codes and guidance stipulated by a self-regulatory body — the Hong Kong Federation of Insurers (the “HKFI”). HKFI actively promotes its self-regulatory regime with respect to areas like conduct of insurers and insurance intermediaries, cooling off initiatives, policy replacement and initiative on needs analysis, etc. The Insurance Agents Registration Board of the HKFI is responsible for administering the registration and approval of insurance intermediaries of insurance agents, their responsible officers and technical representatives; and handling complaints against them and providing enquiry services to and handling complaints from the public relating to insurance agents. Please see “The Code of Conduct for Insurers”, “The Insurance Claims Complaints Bureau” and “Regulation of Insurance Intermediaries” in this section.

Currently, the Hong Kong government is researching into the possibility of making the IA an independent governing body as this would give the OCI more flexibility in its operations and prepare Hong Kong for the risk-based capital regulatory regime. On the other hand, OCI is also exploring with the HKFI the possibility of setting up a policyholder protection fund in the event of an insurer’s insolvency.

Authorisation under the ICO

Companies carrying on insurance business in or from Hong Kong must obtain authorisation from the OCI. Authorisation will be granted only to insurers meeting certain requirements set out in section 8 of the ICO, which focuses on, among other things, the following items:

•	paid-up capital;

•	solvency margin;

•	fitness and properness of directors and controllers; and

•	adequacy of reinsurance arrangements.

In addition, an insurer must meet certain other criteria contained in the authorisation guidelines issued by the OCI which are intended to ensure that the insurer is financially sound and competent to provide an adequate level of services to the insured public. These conditions continue to apply to an insurer after its authorisation.

Types of insurance business under the ICO

The ICO requirements vary depending on the type of insurance business being undertaken by an insurer. The ICO defines two main types of business as follows:

•	long-term business covers those types of insurance business in which policies are typically in place for long periods and includes life and annuity, linked long-term, permanent health and retirement scheme management policies; and

•	general business covers all business other than long-term business, including accident and sickness, fire, property, motor vehicle, general liability, financial loss and legal expenses insurance.

Both types of business defined in the ICO include reinsurance as well as direct insurance business. With the exception of certain requirements in the case of pure reinsurers, the authorisation criteria are the same for both direct insurers and reinsurers.

An insurer that undertakes both long-term and general business is referred to by the OCI as a composite business insurer.

In addition to these main types of business, the ICO imposes further requirements on insurers conducting insurance business relating to liabilities or risks in respect of which persons are required by law to be insured (“Statutory Business”), including employees’ compensation insurance and third party insurance in respect of motor vehicles.

Minimum paid-up capital requirement

Section 8(3)(b) of the ICO sets the following minimum paid up capital requirements for insurers depending on the type of business they intend to undertake:

•	general business without Statutory Business: HK$10 million;

•	general business including Statutory Business: HK$20 million;

•	long-term business: HK$10 million; and

•	composite business: with or without statutory businesses HK$20 million.

Solvency margin

Pursuant to sections 8(3)(a) and 35AA of the ICO, an insurer is required to maintain at all times an excess of assets over liabilities of not less than a required solvency margin. The objective is to provide a reasonable safeguard against the risk that the insurer’s assets may be inadequate to meet its liabilities arising from unpredictable events, such as adverse fluctuations in its operating results or the value of its assets and liabilities.

For general business insurers, the ICO stipulates an absolute minimum solvency margin of HK$10 million, or HK$20 million in the case of insurers carrying on Statutory Business. Above these minimum levels, solvency margins are calculated on the basis of the greater of an insurer’s relevant premium income (defined as the greater of gross premium income after deduction of reinsurance premium payments or 50% of gross premium income) or relevant outstanding claims (defined as the sum of unexpired risks plus the greater of 50% of claims outstanding before deduction of sums recoverable from reinsurers or the amount of claims outstanding after deduction of sums recoverable from reinsurers) as follows:

•	20% of premium income/outstanding claims up to HK$200 million; and

•	10% of premium income/outstanding claims in excess of HK$200 million.

To determine whether a general business insurer meets the solvency margin requirement, its assets are valued in accordance with the Insurance Companies (General Business) (Valuation) Regulation (Chapter 41 G of the Laws of Hong Kong) (the “Valuation Regulation”). The Valuation Regulation prescribes the valuation methods for different types of assets commonly found on an insurer’s balance sheet. To ensure a prudent diversification of investments, the Valuation Regulation also stipulates admissibility limits for different categories of assets. The admissibility limits, however, do not apply to assets maintained in Hong Kong pursuant to section 25A of the ICO as described below.

For long-term business insurers, the ICO stipulates an absolute minimum solvency margin of HK$2 million. Above this minimum level, solvency margins are determined in accordance with the Insurance Companies (Margin of Solvency) Regulation (Chapter 41 F of the Laws of Hong Kong), which sets out a series of calculations to be used depending on the particular class of long-term business involved.

To determine whether a long-term business insurer meets the solvency margin requirements, its assets and liabilities are valued in accordance with the Insurance Companies (Determination of Long-Term Liabilities) Regulation (Chapter 41 E of the Laws of Hong Kong), which sets out the bases for the determination of the amount of long-term business liabilities. An insurer is required to adopt prudent provisions and assumptions, particularly on interest rates, when valuing the amount of long-term business liabilities. Among others, valuation methods are specified for calculating the yields on assets and the amount of future premiums payable under an insurance contract.

For composite insurers, the ICO stipulates a minimum solvency margin based on the aggregate of the solvency margin required in respect of an insurer’s general business and its long-term business, both calculated as described above.

Fit and proper directors and controllers

Section 8(2) of the ICO requires that all directors and controllers of an insurer must be “fit and proper” persons to hold such positions. Section 9 of the ICO defines an insurer’s controllers as including, among others, a managing director of the insurer or its corporate parent, a chief executive officer of the insurer or its corporate parent (only if the parent is also an insurer), a person in accordance with whose directions or instructions the directors of the insurer or its corporate parent are accustomed to act or who, alone or with any associate or through a nominee, is entitled to exercise, or control the exercise of, 15% or more of the voting power at any general meeting of the insurer or its corporate parent. Sections 13A, 13B and 14 of the ICO also require notification to the OCI of any change in the directors or controllers of an authorised insurer and the prior approval of the OCI for the appointment of certain controllers, including the chief executive of an insurer.

Although the term “fit and proper” is not defined further in the ICO, the OCI has issued a guidance note which sets out those factors that the OCI will take into account in applying the “fit and proper” test to the directors or controllers of an insurer. These factors include a director’s or controller’s financial status, character, reputation, integrity, reliability, qualifications and experience regarding the functions to be performed by such director or controller and ability to perform such functions efficiently, honestly and fairly.

Adequate reinsurance arrangements

Section 8(3)(c) of the ICO requires all insurers to have adequate reinsurance arrangements in-force in respect of the risks of those classes of insurance business they carry out, or to justify why such arrangements are not necessary. In considering the adequacy of reinsurance arrangements of an insurer, the OCI will take into account the following factors:

•	the type of reinsurance treaties entered into by the insurer;

•	the maximum retention of risks by the insurer;

•	the security of the reinsurers; and

•	the spread of risks among participating reinsurers.

With regard to the spread of risks among reinsurers, the OCI considers that additional risks arise where a reinsurer is a related company of the insurer. To address this concern, the OCI has issued a guidance note on reinsurance with related companies, which sets out the criteria to be used in determining the adequacy of such arrangements. The OCI will consider a related reinsurer to provide adequate security if any of the following requirements are met:

•	the reinsurer is itself authorised under the ICO;

•	the reinsurer or any one of its direct or indirect holding companies has received an adequate rating from a credit rating agency (currently the OCI specifies an Insurer Financial Strength Rating of AA- or above by S&P, Aa3 or above by Moody’s or A+ or above by A.M. Best, or equivalent rating); or

•	the reinsurer or any one of its direct or indirect holding companies is otherwise considered by the OCI as having a status comparable to the above.

In the event that none of these requirements is met by a related reinsurer, the OCI will restrict the amount of net reinsurance it deems recoverable from that reinsurer when assessing the cedent’s financial position, unless it determines that acceptable collateral security, such as an irrevocable and permanently renewable letter of credit, is in place in respect of the arrangement with that reinsurer.

Maintenance of assets

Section 25A of the ICO requires insurers carrying on general business to maintain assets in Hong Kong in respect of the liabilities arising from their Hong Kong business. The minimum amount of assets to be maintained is calculated on the basis of an insurer’s net liabilities and the proportion of its solvency margin requirement attributable to its general business in Hong Kong, taking into account the level of reinsurance that has been entered into by the insurer in respect of its liabilities.

Sections 22 to 23 of the ICO require insurers carrying on long-term business to keep separate accounts for different classes of long-term business and to maintain certain levels of assets calculated on the basis of their solvency margins in respect of each class of business in funds that are applicable only to that particular business.

The OCI has also issued a guidance note on reserve provisioning for Class G of long-term business (defined in the ICO as long-term business involving retirement scheme contracts which provide for a guaranteed capital or return) to reinforce and enhance the required standard of provision for Class G business. Policies classified under Class G of long-term business are mainly offered as retirement scheme contracts under retirement schemes regulated pursuant to the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (the “MPFSO”) and the Occupational Retirement Schemes Ordinance (Chapter 426 of the Laws of Hong Kong) (the “ORSO”). An insurer authorised to carry on long-term business is required, among other things, to maintain a separate long-term business fund for its Class G business carried on in or from Hong Kong. In respect of the Class G business fund, the OCI requires that the value of the assets contained in the fund are in the aggregate not less than the amount of the liabilities attributable to such business.

Accounting and reporting requirements

The ICO requires insurers to maintain proper books of accounts which must exhibit and explain all transactions entered into by them in the course of their business. Insurers must submit information including audited financial statements, a directors’ report and statistics relating to the valuation of their insurance business and outstanding claims to the OCI on an annual basis.

Insurers carrying on long-term business are also required to appoint an actuary to conduct an annual actuarial investigation and submit a report to the OCI on their financial condition in respect of the long-term business. The appointed actuary is responsible for advising on all actuarial aspects of the financial management of an insurer’s long-term business including proper premium setting, a prudent reserving policy, a suitable investment allocation, appropriate reinsurance arrangements and due reporting of irregularities to the OCI.

Corporate governance of authorised insurers

The OCI has issued a guidance note on the corporate governance of authorised insurers, which aims to enhance the integrity and general well-being of the insurance industry by providing assistance to authorised insurers for the evaluation and formulation of their internal practices and procedures. This guidance note sets out the minimum standard of corporate governance expected of authorised insurers and applies to both authorised insurers incorporated in Hong Kong and authorised insurers incorporated outside Hong Kong where 75% or more of their annual gross premium income pertains to their Hong Kong insurance business, unless written consent for exemption has been obtained from the OCI. This guidance note covers the following key items:

•	structure of senior management;

•	roles and responsibilities of the board of directors;

•	board matters;

•	board committees;

•	internal controls;

•	compliance with laws and regulations; and

•	servicing of clients.

Irrespective of the proportion of an overseas insurer’s Hong Kong insurance business, the OCI expects such an insurer to observe strictly any applicable guidelines on corporate governance promulgated by its home regulatory authority.

Asset management

In order to ensure that an insurer will meet its contractual liabilities to policyholders, its assets must be managed in a sound and prudent manner, taking into account the profile of liabilities and risks of the insurer. The OCI has issued a guidance note on asset management by authorised insurers, which is adopted from the paper “Supervisory Standard on Asset Management By Insurance Companies” as approved by the International Association of Insurance Supervisors in 1999. This guidance note applies to both an insurer incorporated in Hong Kong and the Hong Kong branch of an insurer incorporated outside Hong Kong whose investment in financial assets exceeds HK$100 million. This guidance note provides a checklist for assessing how insurers should control the risks associated with their investment activities and includes guidance and commentary on the following key items:

•	investment process, policy and procedures;

•	overall asset management strategies;

•	investment mandate given by the board of directors to senior management;

•	audit in respect of the insurer’s asset management functions;

•	risk management functions; and

•	internal controls.

In order to assess how insurers control the risks associated with their investment activities, the OCI may periodically request information from insurers, including accessing information through on-site inspections and discussion with insurers.

Power of intervention

The IA is empowered under Part V of the ICO to intervene in an insurer’s business and take appropriate actions in the following circumstances:

•	where the IA considers that the exercise of this power is desirable for protecting the interests of existing and potential policyholders against the risk that the insurer may be unable to meet its liabilities or to fulfil the reasonable expectations of existing or potential policyholders;

•	where it appears to the IA that the insurer or its corporate parent has failed to satisfy any of its obligations under the ICO;

•	where it appears to the IA that the insurer has provided misleading or inaccurate information to it for the purposes of the ICO;

•	where the IA is not satisfied as to the adequacy of the insurer’s reinsurance arrangements;

•	where the IA is not satisfied with the financial condition of the insurer or its compliance position with the prescribed regulatory benchmark or requirements in respect of, amongst others, its assets and liabilities matching position, reserving level or financial projections; or

•	where the insurer fails to comply with the on-going authorisation conditions and requirements imposed by the IA and any financial undertakings provided thereof by its corporate controller and “fitness and properness” of its directors and controllers.

The IA may also intervene in an insurer’s business, whether or not any of the above circumstances exist, at any time during the 5 year period following authorisation of the insurer or a person becoming a controller of an insurer.

The actions that the IA may take in intervening in an insurer’s business include:

•	restrictions on the insurer effecting new business;

•	limits on the amount of premium income an insurer may receive during a specified period in respect of certain classes of business;

•	restrictions on types of investments an insurer may make, or requirements that the insurer realise certain types of investments within a specified period;

•	requirements that an insurer maintain assets in Hong Kong equal to the whole or a specified portion of the liabilities arising from its Hong Kong business, and that these assets be held in the custody of a trustee approved by the IA;

•	the appointment of a manager to assume control of an insurer; and

•	requirements that the insurer has to conduct a special actuarial investigation on its long term business, to produce information and documents and to accelerate submission of returns by the insurer.

Section 35 Orders

Following the AIG Events, letters dated 17 September 2008 were issued from the IA to each of AIA Co and AIA-B HK (“Section 35 Orders”) requiring each of AIA Co or AIA-B, including all of their branches, as appropriate:

1)	to ensure that all insurance business and all transactions with any “specified person” are on normal commercial terms;

2)	to ensure that AIA Co or AIA-B does not place any deposit with or transfer assets (except for normal insurance transactions) or provide financial assistance to any “specified person” without first obtaining written consent from the IA; and

3)	to inform the IA as soon as practicable of any circumstances which may put the interest of policyholders or potential policyholders at risk.

For the purpose of the Section 35 Orders, “specified person” includes but is not limited to an insurer’s branches, directors, controllers, shareholders and associates or group companies.

Among other consequences, the Section 35 Orders place restrictions on the ability of AIA Co and AIA-B to engage in capital related transactions with specified persons. Accordingly, the Section 35 Orders restrict the ability of AIA Co and AIA-B to pay dividends to their parent companies, and limit their ability to engage in intercompany transactions with specified persons, such as payment of intercompany service fees, without first obtaining written consent from the IA.

By further letters dated 18 September 2008 to AIA Co and AIA-B, the IA required that AIA Co and AIA-B not acquire a new controller without first obtaining written consent from the IA.

In connection with the Section 35 Orders, Prudential has given to the IA an undertaking that it will:

(i)	ensure that (a) AIA Co and AIA-B will at all times maintain a solvency ratio of not less than 150%, both on an individual insurer basis and on an AIA Co/AIA-B consolidated basis; (b) it will not withdraw any capital or transfer any funds or assets out of either company that will cause AIA Co or AIA-B’s solvency ratio to fall below 150%, except with, in the case of either (a) or (b), the prior written consent of the IA; (c) should the solvency ratio of AIA Co and/or AIA-B fall below 150% it will take steps as soon as possible to restore it to at least 150% in a manner acceptable to the IA; and (d) any proposed transfer of capital, funds or assets out of AIA Co or AIA-B will require certification by both the Appointed Actuary of the relevant company and an independent actuary or independent auditor acceptable to the IA;

(ii)	comply with the matters set out in the undertaking relating to legal, regulatory and supervisory compliance; group structure, corporate governance, the senior management team; and the plan for the integration of the Enlarged Group’s businesses in Asia; and

(iii)	use its best endeavours to comply with all enhancements or improvements to those matters referred to in (ii) above that may be prescribed from time to time by the IA.

In consideration of Prudential providing the aforesaid undertaking, the IA has agreed to vary the Section 35 Orders, with effect from completion of the acquisition of AIA by New Prudential by deleting the words “or transfer assets (except for normal insurance transactions)” from sub-paragraph (2) above.

The Code of Conduct for Insurers

As part of the self-regulatory initiatives taken by the industry, the HKFI has published The Code of Conduct for Insurers. This code seeks to: describe the expected standard of good insurance practice in the establishment of insurance contracts and claims settling; promote the disclosure of relevant and useful information to customers; facilitate the education of customers about their rights and obligations under insurance contracts; foster a high professional standard in the transaction of insurance business; and encourage insurers to promote and enhance the industry’s public image and standing. This code applies to all general insurance members and life insurance members of the HKFI and applies to insurance effected in Hong Kong by individual policyholders resident in Hong Kong and insured in their private capacity only. As a condition of membership of the HKFI, all general insurance members and life insurance members undertake to abide by this code and use their best endeavours to ensure that their staff and insurance agents observe its provisions.

The Insurance Claims Complaints Bureau

The Insurance Claims Complaints Bureau was established to implement self-regulation in the interpretation and handling of insurance claims complaints arising from all types of personal insurance policies taken out by residents of Hong Kong. The Insurance Claims Complaints Panel was established by the Insurance Claims Complaints Bureau with the objective of providing independent and impartial adjudication of complaints between insurers and their policyholders. The Insurance Claims Complaints Panel is in charge of handling claims complaints from both policyholders themselves and their beneficiaries and rightful claimants. The Insurance Claims Complaints Panel, in making its rulings, is required to act in conformity with the terms of the relevant policy, general principles of good insurance practice, any applicable rule of law or judicial authority, and any codes and guidelines issued from time to time by the HKFI.

Regulation of insurance intermediaries

Insurance intermediaries are defined under the ICO as either insurance agents or insurance brokers. The key difference between the two types of insurance intermediaries is that insurance agents act as agents or subagents of insurers, while insurance brokers act as agents of policyholders and potential policyholders. Both are subject to a self-regulatory system supported by provisions contained in Part X of the ICO.

Under the ICO, a person is prohibited from holding itself out as an insurance agent or insurance broker unless such person is properly appointed or authorised. A person is also prohibited from holding itself out as an appointed insurance agent and an authorised insurance broker at the same time. It is also an offence under the ICO for an insurer to effect a contract of insurance through, or accept insurance business referred to it by, an insurance intermediary who has not been properly appointed or authorised.

To act as an insurance agent, a person is required to be appointed by an insurer and registered with the Insurance Agents Registration Board established by the HKFI. Under Section 66 of the ICO, an insurer is required to keep a register of appointed insurance agents and to make such register available for public inspection at its registered office (or principal place of business) in Hong Kong, or the registered office of the HKFI. An insurer is required to give the OCI and/or the Insurance Agents Registration Board details of the registration or removal of its appointed insurance agents within seven days of such registration or removal.

An insurer is required to comply with the Code of Practice for the Administration of Insurance Agents issued by the HKFI and endorsed by the OCI pursuant to section 67 of the ICO. The Code of Practice for the Administration of Insurance Agent specifies the rules and procedures governing the registration and de-registration of insurance agents, the power of the Insurance Agents Registration Board to handle complaints and to require insurers to take disciplinary actions against their insurance agents, the “fit and proper” criteria for insurance agents and the minimum requirements of agency agreements. An insurer is responsible for the actions of its appointed insurance agents in their dealings with clients in respect of the issue of insurance contracts and related insurance business. The OCI has the power to direct the de-registration of an appointed insurance agent.

Taiwan — PCA Life Assurance Company Limited, AIA-B’s Taiwan branch (“AIA Taiwan”)

Overview

Currently, composite licences to sell both life and non-life insurance are not granted and PCA Life Assurance Company Limited and AIA Taiwan are both licensed for life insurance business only.

The Financial Supervisory Commission (the “FSC”) is responsible for regulating the entire financial services sector. The FSC’s responsibilities include supervision, examination and investigation. The Insurance Bureau (the “IB”) of the FSC is responsible for the insurance sector.

Taiwanese laws are based on a civil code model and each competent authority is given powers to develop and issue regulation on specific topics or issues. Many of the current insurance regulations were revised and promulgated in 2007 in response to the significant amendment of the Insurance Act in 2007. Similar to many Asian countries, the provisions of insurance regulations tend to be prescriptive.

In 2007, the FSC promulgated the guidance notes related to foreign currency denominated traditional life business. Insurers must satisfy several requirements related to disciplinary performance, risk-based capital, risk management controls, and complaints efficiency in order to qualify. At this stage, only life insurance and annuity products denominated in US dollars are permitted. Prior approval from the Central Bank of Taiwan and IB is required and the underlying foreign portfolio is also subject to the 45% foreign investment limit as per the Insurance Act.

In 2007, the FSC promulgated a regulation governing the engagement by insurers in insurance trust business. Before engaging in insurance trust business, an insurer is required to meet certain qualifying requirements and to apply to the IB for approval. The insurer may invest the entrusted money into cash, bank deposits, bonds, financial debentures, short-term bills, and other instruments otherwise approved by the IB. Further, it is required not only to segregate the trust assets from its own assets by establishing a separate account for the trust assets, but also to build a risk management and internal control system to ensure the proper management of the business.

Generally, the insurance law and regulations focus mainly on administrative supervision of insurance operations rather than conduct of business. An exception is the Regulation, Guideline and Self-Discipline Regulation related to the sale of investment-linked insurance products, where specific requirements, such as the obligations on insurers to disclose to prospective customers the costs of the product and the risks involved, to set up “Know Your Customers” operating principles and to perform needs analysis in identifying risk appetite and financial objectives of policy applicants are established. Other requirements include establishing risk classes for structured notes products, sample testing of new business to determine appropriateness of sales process and policy suitability, and conducting regular inspection to avoid the use of inappropriate sale materials.

Since September 2008, and following the AIG Events, AIA Taiwan has been required by the FSC to observe additional reporting requirements in respect of any significant decisions or resolutions relating to policyholders’ rights and in relation to AIA Taiwan’s parent company’s financial situation.

Korea — PCA Life Insurance Company Limited, AIA Korea

Overview

Both PCA Life Insurance Company Limited and AIA Korea are authorised to carry on life insurance business in Korea including but not limited to casualty insurance, illness insurance, nursing insurance and incidental business and services related thereto.

Korea’s financial supervision structure underwent major change on 29 February 2008, when the Financial Supervisory Commission was integrated with the Financial Policy Bureau of the former Ministry of Finance and Economy to become the Financial Services Commission (the “FSC”). As Korea’s principal supervisory authority, the new FSC is given broad statutory mandate to carry out three key functions, financial policy formulation, financial institution and market oversight, and anti-money laundering. The FSC thus has the statutory authority to draft and amend financial laws and regulations and issue regulatory licences to financial institutions.

The Financial Supervisory Service (the “FSS”) acts as the executive supervisory authority for the FSC and principally carries out examination of financial institutions along with enforcement and other oversight activities as directed or charged by the FSC. Therefore, detailed rules under the supervisory regulation are prepared by the FSS.

In respect of anti-money laundering, the Korea Financial Intelligence Unit (KoFIU), which was also integrated into the FSC as part of the reorganisation, leads the government’s anti-money laundering and counter-terrorism financing efforts.

Currently, the country does not permit a company to operate both life and non-life insurance at the same time. The Republic of Korea operates a civil law system, with the FSC prescribing many detailed regulations for insurers to comply with. In the past, the FSC has also been very interventionist in setting and enforcing rules on the insurance industry. However, the style of regulation has been gradually changing along with the trend of liberalisation of financial services. This is most pronounced with the regulator focusing on the deregulation in asset management and product design activities. Furthermore, the FSS is setting an aggressive insurance supervisory agenda that would strengthen supervision while promoting deregulation. The regulator is moving towards risk-based supervision focusing on various risks of insurers’ operations. As part of the shift to risk-based supervision, the FSS has introduced the Risk Assessment and Application System (“RAAS”) to assess insurers’ various risks and relevant internal control and Risk-Based Capital (“RBC”) solvency requirement.

Both the Insurance Business Act and Insurance Business Supervisory Regulations have not been very specific on the entity’s responsibilities for the suitability of products. There is no explicit requirement for an insurer to consider the suitability of the product for the potential customer. However, on 18 December 2008, the FSC introduced a revised bill for an Insurance Business Act to the National Assembly (Korea’s legislative body) which will become effective provided it is passed in the National Assembly. It establishes the definition of an insurance product and also strengthens consumer protection measures. It overhauls the examination procedure for an insurance product and also establishes a basis for fair competition among businesses in various financial sectors. The revised bill is still pending in the National Assembly.

The FSS also operates a Consumer Protection Department and a Dispute Settlement Department in the Customer Protection Division to resolve and prevent customer complaints and disputes relating to insurance companies.

Korea currently allows many different forms of channels for distributing life insurance products including brokers, agents, telemarketing, direct mailing, bancassurance and mass media television selling.

Capital requirements

In respect of an insurer’s capital adequacy requirement, Korea previously had a solvency margin requirement. Effective from 1 April 2009, Korea adopted a risk-based capital requirement to replace the solvency margin requirement. A two-year transition period between the two requirements is currently in place, which means that both requirements will be enforced in parallel until 31 March 2011. During this transition period, insurers have the discretion to elect which of the two requirements to comply with. From 1 April 2011, it will be mandatory for all insurers to comply with the risk-based capital requirement.

The solvency margin requirement under the Korean Insurance Business Act is intended to ensure that insurers maintain a solvency surplus against future liabilities, and the requirement is based on the European Union solvency ratio model. In particular, all insurers, including branches of foreign insurers, must maintain net assets of equal or greater value to an amount calculated on the basis of the liabilities that they insure such that they maintain a solvency margin ratio of at least 100%.

The risk-based capital requirement was introduced pursuant to amendments to the Insurance Business Supervisory Regulation and its relevant enforcement regulations issued pursuant to the Insurance Business Act. Under this requirement, the ratio of an insurer’s available capital to required capital is calculated, and the analysis of equity capital used to determine capital adequacy is expanded, to take into account market, credit, operational, insurance and interest rate risks, which are not currently taken into consideration under the solvency margin requirement.

In the event an insurer fails to satisfy the applicable capital adequacy requirement and this poses a threat to the financial soundness of that insurer in Korea, the FSC may take prompt corrective action which ranges from issuing a recommendation to an insurer to increase its capital reserves or restrict its investments in high-risk securities and other assets to issuing an order to an insurer to suspend its business or transfer it to a third party.

Reserve requirements

In order to satisfy the payment obligations of an insurer’s policies, which include claims, reimbursements and dividends payable to policyholders, an insurer must establish and maintain a separate liability reserve in respect of each of the following: insurance premiums reserve, unexpired insurance premiums reserve, insurance claim payments reserve, dividends reserve, profit dividends reserve, dividend insurance loss maintenance reserve and reinsurance premiums reserve. However, if an insurer acquires reinsurance of its liability under an insurance contract and such reinsurance satisfies stipulated regulatory conditions, the liability reserve in respect of that insurance contract need not be maintained by the insurer.

Statutory fund

Under the Depositor Protection Act of Korea, the Korea Deposit Insurance Corporation insures certain liabilities (the “KDIC Insured Liabilities”) owed to the public in Korea by financial institutions. The KDIC Insured Liabilities of an insurer under the Depositor Protection Act of Korea include insurance premiums, surrender values and insurance claims payable by an insurer to an individual policyholder. Under the Depositor Protection Act of Korea, all insurers are required to contribute an annual insurance premium to the Korea Deposit Insurance Corporation at a rate determined pursuant to the Depositor Protection Act, up to a maximum of 0.5% of an insurer’s KDIC Insured Liabilities in that year. The annual insurance premium payable by an insurer is currently approximately 0.16% of the average of the insurer’s annual premium income and liability reserve. Under the current rules, the Korea Deposit Insurance Corporation insures only up to a total of Korean Won 50 million per individual against each insurer.

Asset management

Subject to certain exceptions, the Insurance Business Act provides for caps on the proportion of an insurer’s total investments that can be held in particular classes of assets or exposure to particular counterparts. Such caps may be revised by the FSC from time to time as it deems necessary.

The Insurance Business Act restricts, among other things, certain asset management transactions such as the making of speculative loans, loans for the acquisition of the insurer’s own securities, loans for political funds and foreign exchange and financial derivative transactions that fail to meet the requirements of the FSC.

Use of insurance funds by an insurer is subject to certain restrictions, including a general prohibition on an insurer offering its assets as security or guaranteeing debts of any other person (unless permitted under the Insurance Business Act), and a general prohibition on an insurer owning more than 15% of the voting shares of another corporation unless that corporation is a subsidiary of the insurer and the approval of the FSC has been obtained.

Reinsurance

Pursuant to the Insurance Business Supervisory Regulation issued pursuant to the Insurance Business Act, an insurer will be given credit for the purposes of its solvency margin and risk-based capital calculations only for ceded reinsurance covering a maximum of 50% of its total insurance liabilities. Any reinsurance ceded by an insurer in excess of 50% will be disregarded in calculating its capital requirements. In addition, insurers are required to give notice to the FSS within one month after execution of (or change of) every reinsurance treaty where the reinsurance treaty determines reinsurance premiums with reference to an expected rate of investment return, or the reinsurance treaty provides for a limitation of the reinsurer’s liability.

Regulation of products

Any new product (including its terms, introduction to the market and premium rates and their calculation methods) is subject to ex ante or ex post review by the FSS (“Process for File & Use” or “Use & File”, depending on the product). In addition, an insurer must disclose on its internet website certain information, including a summary of its products, insurance terms, applicable interest rates and, in relation to the premium rates of variable insurance products, the calculation method for such rates and information on any designated accounts for such variable insurance products.

Restrictions on foreign insurers

In the event that the head office of a Korean branch of a foreign insurer is closed due to a merger or transfer of business in its home jurisdiction, is subject to suspension or revocation of its insurance licence by any foreign financial supervisory agency on grounds of illegal conduct or unfair business practices, or suspends its insurance business or ceases to operate, the insurance licence of that insurer’s Korean branch may be revoked.

A branch of a foreign insurer must hold assets located in Korea equivalent to the liability reserve sufficient to fulfil all insurance contracts written in Korea. If the amount of assets located in Korea held by the branch of a foreign insurer is determined to be insufficient based on the annual audited accounts, the assets must be supplemented through an injection of capital within 60 calendar days. In the event an insurer is instructed to remedy any deficiency following a decision of the FSS in consultation with the FSC, remedial action must be taken within 30 calendar days.

Financial reporting requirement

An insurer is required to close its books on 31 March of each year and submit its financial statements, including supplementary statements, audit reports, a statement of repaid funds and a statement of interest on funds, to the FSC within three months.

Singapore — Prudential Assurance Company Singapore (Pte) Limited, AIA Singapore and Pru Life Assurance Limited

Overview

Prudential Assurance Company Singapore (Pte) Limited and AIA Singapore are registered by the Monetary Authority of Singapore (the “MAS”) to design and sell both life and general insurance business pursuant to the Insurance Act, Chapter 142 of Singapore (the “Singapore Insurance Act”).

Under the Singapore Insurance Act, the MAS is responsible for insurance company regulation and supervision. In order to sell insurance in Singapore, companies need to be registered with the MAS. The MAS also has responsibility for supervising compliance with anti-money laundering (“AML”) provisions, though suspicious transactions must be notified to the Commercial Affairs Department, an enforcement agency of the Singapore Police Force. In 2007, new regulations were introduced to strengthen further the AML requirements. They were revised in 2009.

Another relevant regulatory authority for the business is the Central Provident Fund (the “CPF”) Board. The CPF is a social security savings scheme jointly supported by employees, employers and the government. CPF members are employees and self-employed persons in Singapore with the CPF Board acting as the trustee. The CPF Board regulates insurers in the operation of various CPF schemes including the CPF Investment Scheme where CPF monies are used by policyholders to purchase insurance policies such as annuities and investment-linked policies.

The MAS is empowered under the Singapore Insurance Act to make regulations for the sector and it also issues, inter alia, Notices, Circulars and Guidelines. In practice, the MAS and CPF Board have very detailed legislation frameworks to govern insurance companies and the distribution of insurance products in Singapore.

Registered insurers in Singapore are subject to a risk-based capital (“RBC”) framework. The framework sets out the valuation methodology for assets and liabilities, rules relating to the operations of life insurance funds, capital requirement rules, the role of actuaries, and a set of statutory reporting standards. An insurer has to notify the MAS when it has failed or is likely to fail to comply with the mandated RBC indicators or when a financial resources warning event has occurred or is likely to occur.

The MAS has also issued Notices that cover the market conduct standards for life insurers including such areas as appointing and training representatives, maximum tier structure, loans and advances, disciplinary action, disclosure, sales process and replacement of life policies. In addition, the MAS has recently issued a set of guidelines entitled “Guidelines on Fair Dealing
— Board and Senior Management Responsibilities for Delivering Fair Dealing Outcomes to Customers”.

Capital requirements

A registered insurer is required at all times to maintain a minimum level of paid-up ordinary share capital and to ensure that its financial resources are not less than the greater of:

(a)	the sum of:

(i)	the aggregate of the total risk requirement of all insurance funds established and maintained by the insurer under the Singapore Insurance Act; and

(ii)	where the insurer is incorporated in Singapore, the total risk requirement arising from the assets and liabilities of the insurer that do not belong to any insurance fund established and maintained under the Singapore Insurance Act (including assets and liabilities of any of the insurer’s branches located outside Singapore); or

(b)	a minimum amount of 5 million Singapore Dollars.

The MAS has the authority to direct that the insurer satisfy capital adequacy requirements other than those that the insurer is required to maintain under the Singapore Insurance Act if the MAS considers it appropriate.

Statutory deposit

A person carrying on insurance business in Singapore as an insurer, while registered in respect of any class of insurance business, is required to have at all times in respect of that class of business a deposit (in assets of such nature as the MAS may specify) with the MAS of a value of not less than 500,000 Singapore Dollars. Subject to the approval of the MAS, a bank covenant for an equivalent amount may be provided to the MAS in lieu of the deposit.

Statutory fund

The MAS maintains a Policy Owners’ Protection Fund for the purposes of indemnifying, assisting or protecting policy owners and others who may be prejudiced by the inability of registered insurers to meet their liabilities under life policies and compulsory insurance policies issued by such insurers. For the purposes of funding the Policy Owners’ Protection Fund, the MAS may impose a levy on registered insurers. Among other things, in order to secure continuity of insurance for every policy owner of a registered insurer in liquidation or in financial difficulties who is a policy owner in respect of a life policy which was a Singapore policy or an offshore policy and not being a contract of reinsurance, the MAS may take measures to secure or facilitate the transfer of the life business of the insurer, or part of that business, to another registered insurer or to secure the issue by another registered insurer to the policy owners of life policies in substitution of their existing policies.

Asset management

The MAS Notice 104 “Use of Derivatives for Investment of Insurance Fund Assets” provides that insurers are only permitted to enter into or effect derivative transactions for the purposes of hedging and efficient portfolio management. In addition, insurers are prohibited from taking uncovered positions in derivatives.

The MAS Notice 105 “Appointment of Custodian and Fund Manager” requires a registered insurer to file with the MAS a list of all assets of all insurance funds established and maintained under the Singapore Insurance Act by the insurer where documents evidencing title are kept by custodians for the insurer as at the end of that accounting period, to apply best practice standards in appointing overseas custodians, and to notify the MAS prior to the appointment of a fund manager or revocation of such appointment.

The MAS Notice 317 “Asset Management of Life Insurance Funds” sets out the basic principles that govern the oversight of the asset management process of life insurance funds. It requires insurers to establish an investment committee and prescribes the main elements that must be incorporated in the investment policy of an insurer carrying on life insurance business.

The MAS Notice 320 “Management of Participating Life Insurance Business” requires an insurer which has established or will be establishing a participating fund to put in place an internal governance policy which shall include information on, among other things, the investment of participating fund assets.

Separate accounts requirement

Every registered insurer is required to establish and maintain a separate insurance fund (a) for each class of insurance business carried on by the insurer that (i) relates to Singaporean policies and (ii) relates to offshore policies; (b) for its investment-linked policies and for its non-investment-linked policies; and (c) if no part of the surplus of assets over liabilities from an insurer’s non-participating policies is allocated by the insurer by way of bonus to its participating policies, in respect of non-investment-linked policies (i) for participating policies and (ii) for non-participating policies.

The MAS Notice 101 “Maintenance of Insurance Funds”, the MAS Notice 313 “Basis for Establishing Separate Funds for Participating and Non-participating Policies” and the MAS Guidelines on Implementation of Insurance Fund Concept provide further guidance and requirements on the establishment and maintenance of insurance funds and the segregation of the assets of registered insurers in Singapore as required under the Singapore Insurance Act.

The solvency requirement in respect of an insurance fund must at all times be such that the “financial resources” of the fund are not less than the “total risk requirement” of the fund. Each of the “financial resources” of an insurance fund and its “total risk requirement” is determined, and assets are valued, in accordance with the requirements of the Insurance (Valuation and Capital) Regulations 2004. The MAS has the authority to direct that the insurer satisfy fund solvency requirements other than those that the insurer is required to maintain under the Singapore Insurance Act if the MAS considers it appropriate.

The assets in the insurance fund shall only be applicable to meet such part of the insurer’s liabilities and expenses as is properly attributable (excluding certain levies).

Reinsurance

The MAS Notice 114 “Reinsurance Management Strategy” sets forth the guiding principles relating to the oversight of the reinsurance management process of insurers and includes the principle that the board of directors and senior management of an insurer are required to develop, implement and maintain a reinsurance management strategy appropriate to the operations of the insurer to ensure that the insurer has sufficient capacity to meet obligations as they fall due.

The MAS Notices 208 and 316 “Financial Reinsurance” impose certain requirements in respect of financial reinsurance for insurers registered to carry on general business and life business respectively. These include guidelines and mandatory requirements on, among other things, prudent management oversight, disclosure and reporting obligations and transfers of insurance risk.

Regulation of products

A direct insurer registered to carry on life business may only issue a life policy or a long-term accident and health policy if the premium chargeable under the policy is in accordance with rates fixed with the approval of an appointed actuary or, where no rates have been so fixed, is a premium approved by the actuary.

Before offering certain new products, an insurer is required under the MAS Notice 302 “Product Development and Pricing” to obtain approval from the MAS. For products that do not require the MAS’s approval, an insurer should notify the MAS of any such product launched within a prescribed period. Such request or notification shall include information on, among other things, the tables of premium rates.

Appointment and duties of actuaries

Insurers carrying on life and general business are required to appoint an actuary approved by the MAS, and are required to (a) in respect of their life business, have an investigation made by an actuary approved by the MAS into the financial condition of that business; and (b) in respect of their general business, have an investigation made by an actuary approved by the MAS into their liabilities in respect of insurance policies. Reports of such investigations must be lodged with the MAS.

The appointed actuary is responsible for, among other things, reporting to the principal officer of a life insurer on various matters including matters which in the actuary’s opinion have a material adverse effect on the financial condition of a life insurer. In the event a life insurer fails to take steps to rectify any matter reported by the actuary to its principal officer, the actuary is required to report directly to the MAS.

Financial reporting requirements

The Insurance (Accounts and Statements) Regulations 2004 sets forth various reporting requirements and prescribes the forms in which the relevant returns and statements of a registered insurer are to be made. The regulatory framework also prescribes the valuation of assets and liabilities of an insurance fund, as well as the valuation of life and general insurance policy liabilities at a policy-by-policy level.

A registered insurer is required to file with the MAS, among other things, (a) for each quarter and each accounting period, statements for each insurance fund established and maintained under the Singapore Insurance Act; (b) a report by an actuary on its investigation into the valuation of policy liabilities and the financial soundness in respect of the insurer’s life insurance business; (c) a report by an actuary on its investigation into the valuation of policy liabilities in respect of the insurer’s general insurance business; (d) statements on the fund solvency requirement and capital adequacy requirement; (e) an auditor’s report and supplementary report (if any); and (f) any other information the MAS may require for the discharge of its functions under the Singapore Insurance Act.

In the case of a company incorporated or established outside Singapore, the financial audit need not extend beyond the business for which an insurance fund is maintained under the Singapore Insurance Act. Such a registered insurer incorporated outside Singapore is required to file with the MAS for each fiscal year, in respect of the insurer’s global business operations, a statement of the financial position of the insurer as of the end of that fiscal year. A registered insurer incorporated in Singapore is required to file with the MAS statements in respect of its global business operations for each quarter and each accounting period.

In addition, the MAS Notice 306 “Market Conduct Standards for Life Insurers Providing Financial Advisory Services” as defined under the Financial Advisers Act (Cap. 110) and the MAS Notice 318 “Market Conduct Standards for Direct Life Insurer as a Product Provider” require insurers to submit information on their businesses to the MAS annually.

MAS directions

Since October 2008, the Monetary Authority of Singapore (“MAS”) has issued certain directions to AIA Singapore specifying that it comply with increased capital adequacy requirements. In addition, the directions provide that prior MAS consent be sought in respect of certain transactions including transfers or disposals of certain assets (including land or buildings) and financing and guarantee arrangements. The directions also impose certain additional reporting requirements on AIA Singapore.

Malaysia — Prudential Assurance Malaysia Berhad, AIA Malaysia

Overview

Prudential Assurance Malaysia Berhad and AIA Malaysia have composite licences to carry on both life and general insurance business in Malaysia pursuant to the Insurance Act 1996. In addition, both companies are members of the Life Insurance Association of Malaysia and the General Insurance Association of Malaysia.

In Malaysia, Bank Negara Malaysia (“BNM”) is the regulatory body responsible for supervising and regulating the conduct of insurance business. All insurance companies must be licensed by the Minister of Finance. Licensed insurers must comply with the provisions of the Insurance Act 1996, the Insurance Regulations 1996, the Companies Act 1965 and guidelines and circulars issued by BNM. The Life Insurance Association of Malaysia and the General Insurance Association of Malaysia are self-regulated bodies. Resolutions and circulars issued by these associations are binding on the member insurance companies.

At the end of 2006, BNM carried out an exercise of realignment of its regulatory and supervisory functions which resulted in the establishment of a Consumer and Market Conduct Department. More emphasis has been placed on fair market conduct by the insurance industry and protection of the consumers’ interests.

With the objective of promoting greater transparency in the sale of insurance products, BNM has issued guidelines on the minimum disclosure requirements to be observed by insurers and their intermediaries in their interaction with prospective policy owners. The guidelines specify the timing and minimum information that must be disclosed to a prospective policy owner at the pre-contract stage and at the point of entering into a contract to enable them to make informed decisions and during the term of the contract. This information, which should be timely, clear, concise, accurate, relevant, consistent and comparable and with important information highlighted, includes details of types of cover offered, product features, benefits, restrictions, premium payments and exclusions of the policy as well as any significant conditions and obligations which the policy owner must meet. There are additional product-specific disclosure requirements to be met. The board of directors of a Malaysian insurer or a committee of its board of directors is expected to ensure that proper systems and processes are in place to implement the guidelines.

In an effort to further reform the regulation of insurers and reflect better the risks being faced by each entity, BNM has implemented an RBC framework for insurers, which took effect on 1 January 2009. Compliance with the RBC framework is a condition of licence for all insurers, and any failure to comply with the RBC framework could result in the revocation of an insurer’s licence. The RBC framework sets out the capital adequacy ratio calculations, capital requirements to mitigate major risks, the valuation bases for assets and liabilities, and supervisory expectations relating to the investment of insurance funds. Additionally in early 2008, BNM released a consultation paper on risk governance framework for insurers. The consultation paper outlines the risk governance function of an insurer, including the roles and responsibilities of the board of directors of a Malaysian insurer and its management in relation to risk governance. The paper further outlines the function of risk management, compliance and internal audit and their respective oversight responsibilities relating to risk management.

In its risk-based approach in regulating and supervising the insurance industry, more specific responsibilities have been placed on the board of directors of a Malaysian insurer and its senior management in managing the risks of the business. BNM continues to assess the performance of an insurer by analysing its statutory returns and reports submitted and regular communication with the insurer concerned.

BNM does not permit a person to hold, either directly or indirectly, shares in more than one licensee carrying on the same class of insurance business. Prudential Assurance Malaysia Berhad and AIA Malaysia carry on the same classes of insurance business and as such, the Enlarged Group’s operations in Malaysia would have to be restructured. Any restructuring would require the prior approval of BNM who have indicated a willingness to provide a grace period for restructuring to take place.

Capital requirements

As noted above, BNM has recently introduced an RBC framework aimed at improving the risk management practices of insurers. Under the RBC framework, insurers are required to maintain a capital adequacy level that is commensurate with their risk profiles. Each insurer is required to determine the adequacy of the capital available in its insurance and shareholders’ fund to support the total capital required by the Insurer. This will serve as a key indicator of the insurer’s financial resilience and will be used to determine any supervisory interventions by BNM.

Under the RBC framework guidelines, the board of directors and senior management of a Malaysian insurer are also expected to identify, monitor and control risks which are not adequately addressed under the framework. An insurer is also expected to manage actively its capital adequacy by taking into account the potential impact of its business strategies on its risk profile and overall financial resilience.

Reserve requirements

The RBC framework requires the appointed or signing actuary of a life insurer to determine the required amount of policy reserves for the life insurance liabilities and the general insurance signing actuary to determine the level of reserves for general insurance business. The basis used should be no less stringent than that prescribed in the RBC framework.

Separate accounts requirements

An insurer is required to establish and maintain separate insurance funds for its Malaysian policies and for its foreign policies and, where directed by BNM, for different categories or description of its insurance business or classes of policies. An insurer is required to pay into the applicable insurance fund all money received in respect of policies of a class to which the insurance fund relates, keep the assets of its insurance fund separate from its other assets and maintain assets of equivalent or higher value than the liabilities of that insurance fund. An insurer may apply the assets of an insurance fund only to meet such of its liabilities and expenses as are properly attributable to that insurance fund.

An insurer may withdraw the surplus from a general insurance fund where there is a surplus of assets over liabilities at the end of a fiscal year, subject to any instrument or contract binding the licensed insurer or its constituent documents. For a life insurance fund, upon the actuarial valuation and recommendation by the appointed actuary, the life insurer may allocate a part of the surplus attributable to participating and non-participating policies by way of a bonus paid to participating policies and for transfer out of that life insurance fund to the shareholders’ fund, subject to such limits and such proportions as may be prescribed.

Asset management

The investment limits on individual asset classes and exposure limits to counterparties are provided in the RBC framework. The RBC framework also sets out the supervisory expectations in respect of the investment of an insurer’s assets.

Reinsurance

A licensed insurer’s reinsurance arrangements must be consistent with sound insurance principles. The general principles to be observed in a reinsurance arrangement are the appropriateness of retention level, security of reinsurers, spread of reinsurers and appropriateness of reinsurance treaties. An insurer is required both to design its reinsurance programme in line with its exposure and portfolio of business, taking into account, among other things, its insurance risk profile and the concentration of its business and to ensure that its reinsurance arrangements provide adequate protection for all classes of business underwritten to enable it to pay its liabilities as they come due, In placing reinsurance in respect of general insurance, an insurer must accord priority to local reinsurers up to such local reinsurers’ full retention capacity before securing reinsurance support from foreign insurers.

Financial reporting requirements

In general, insurers are required to submit each of the following to BNM within a specified timeframe: (a) audited annual accounts; (b) an auditor’s report and certificate; (c) an appointed actuary’s report and certificate; (d) a report on the action taken by the board of directors of the Malaysian insurer on the auditor’s report; (e) the Malaysian insurer’s board of directors’ report on its operations; and (f) quarterly returns of each fiscal year. BNM has also issued guidelines which require an insurer to submit additional reports which, among other things, relate to such insurer’s investments, claims, reinsurance, solvency and capital adequacy.

BNM has announced that it is undertaking a comprehensive review of the Insurance Act 1996. Detailed proposals of the legislative changes are expected to be finalised by the end of 2010.

BNM requirements

Under a letter dated 16 September 2008, and following the AIG Events, BNM requested AIA Malaysia to obtain prior written approval of BNM in relation to the following:

1) payment of dividends (interim and/or final) to its shareholders;

2) extension of credit facilities to related-parties within the AIG Group (which for these purposes is understood also to include members of the AIA Group);

3) guarantees or undertakings given to/on behalf of related-parties within the AIG Group (which for these purposes is understood also to include members of the AIA Group); and

4) any other related-party transactions, excluding any transaction in the ordinary course of AIA Malaysia’s business relating to insurance policies, reinsurance cessions and claims.

Malaysia (Takaful business) — Prudential BSN Takaful Berhad, AIA Takaful International Berhad

Overview

Prudential BSN Takaful Berhad (“Prudential Takaful”) (a Prudential joint venture with Bank Simpanon Nasional) was the first overseas insurer to be granted a domestic Takaful Licence in Malaysia. In addition, AIA Takaful International Berhad (“AIA Takaful”) was granted Malaysia’s first “International Takaful” operator licence to carry out family solidarity and general Takaful businesses in currencies other than ringgit. An International Takaful operator licence means AIA Takaful may engage in Takaful business in other countries, provided that such other countries’ local requirements are complied with.

The Takaful business in Malaysia is also governed by BNM similarly to the insurance companies. In addition, the business is required to be a member of the Malaysian Takaful Association (“MTA”), which is an association for Takaful operators to improve industry self-regulation through uniformity in market practice and to promote a higher level of co-operation among operators. Resolutions and circulars issued by the MTA are binding on the member insurance companies.

Takaful in Malaysia is considered to be part of mainstream mercantile law, and hence part of civil law, and is therefore subject to the civil court structure of Malaysia. It is not regulated by Shariah law in Shariah courts. However, the operation system of a Takaful operator must conform to the rules and requirements of Shariah as regulated in the Takaful Act 1984, which elevates the Shariah Advisory Council to the position as the sole authority on Shariah matters. A Takaful operator is required to establish a Shariah advisory body approved by the Director General of Takaful to advise on the operations of its Takaful business. To strengthen further the Shariah and legal infrastructure, the Guidelines on the Governance of Shariah Committee for Islamic Financial Institutions were issued in 2004 to streamline the functions and duties of Shariah Committee of Takaful operators and strengthen their independence. BNM has indicated that, in line with efforts to enhance the Shariah governance of Islamic financial institutions, a new Shariah governance framework will be issued in 2010 to provide comprehensive guidance on the roles and responsibilities of the Shariah committee and the board management of Islamic financial institutions in ensuring that the operations of the Islamic financial institutions are in compliance with Shariah principles.

Although the Takaful operator is also governed by the same regulator (BNM), the industry is regulated slightly differently from insurance companies. The differences relate in the main to matters where the regulators still find the Takaful operators not ready. For example, the risk-based capital framework that has been implemented for insurers has not yet been implemented for Takaful operators given the nature of the business (i.e. Shariah compliant) and the maturity of the industry. However, as reported in the Financial Stability and Payment Systems Report 2009, the conceptual parameters of the capital model and development of the valuation components for family and general Takaful business under the RBC Framework for takaful operators (“RBCT”) has been substantially completed. Consultation with the industry on the detailed RBCT and impact assessments will commence in 2010 with a target timeline for implementation of the framework on a parallel basis by 2011. In other areas regulation is similar to the insurance industry.

The regulators acknowledge that comprehensive regulatory and supervisory frameworks need to be developed to support the sound expansion of the Takaful industry. The regulators are taking steps to, among other things: (i) review the Takaful Act 1984 and subsidiary legislation to address existing inadequacies of the acts; (ii) progressively increase the statutory minimum paid up capital for Takaful operators; (iii) introduce accounting standards for Takaful businesses and draft model accounts for Takaful operators; and (iv) monitor and refine further code of ethics and standard market practices for Takaful operators.

BNM has announced that it is undertaking a comprehensive review of the Takaful Act 1984. Detailed proposals of the legislative changes are expected to be finalised by the end of 2010.

China — CITIC-Prudential Life Insurance Company Limited, branches of AIA Co

Overview

CITIC-Prudential Life Insurance Company Limited (Prudential’s joint venture with CITIC) is authorised to conduct life insurance business in China. As at the end of 2009, CITIC-Prudential Life had business in 31 cities across China, including in the key markets of Guangdong, Beijing, Shanghai, Hubei, Shandong, Zhejiang, Jiangsu, Tianjin, Guangxi, Jujian and Hebei.

AIA Co currently holds nine insurance business permits and nine business licences in different locations of China. AIA Co has a branch in each of Beijing, Guangdong, Shanghai, Shenzhen and Jiangsu. Within the Guangdong province, AIA Co has a sub-branch in each of Foshan, Jiangmen and Dongguan and within the Jiangsu province, AIA Co has a central sub-branch in Suzhou.

The insurance business permits of these branches and sub-branches were issued by the China Insurance Regulatory Commission (“CIRC”) and the business licences were issued by the relevant local Administrations for Industry and Commerce. These permits and licences allow AIA Co’s branches and sub-branches in China to provide individual and group life insurance products, accident and health products and reinsurance business thereof.

Chinese law and regulations do not generally permit a foreign insurance company or insurance group with an existing insurance business in China to hold a second Chinese insurance company. As such, the Enlarged Group’s operations in China may need to be restructured. Any restructuring would require the prior approval of the CIRC.

The body responsible for regulation of the insurance sector is the CIRC established in 1998. CIRC reports directly to the State Council. The main laws and regulations that govern the Enlarged Group’s operations in China are the Insurance Law of the People’s Republic of China (enacted in 1995 and amended in 2009) and the Regulation on the Administration of Foreign Funded Insurance Companies (enacted in 2001) and the Regulation on the Administration of Insurance Companies (enacted in 2004 and amended in 2009).

CIRC is authorised to conduct administration, supervision and regulation of the Chinese insurance market, and to ensure that the insurance industry operates in a stable manner in compliance with the law. It drafts relevant regulations regarding insurance supervision, examines and approves the establishment of insurance companies and their branches and supervises market conduct. In November 2008, to ensure enforcement of the regulations, CIRC established a special department, namely the inspection bureau, to strengthen the function of investigating significant non-compliance issues and the conduct of insurance companies and the handling of complaints. CIRC has local offices in all the provinces and selected direct administrative cities and regions across the country. One of the key responsibilities of the local offices is to set and administer implementation rules and guidelines in the application of the regulations introduced by CIRC. The local offices will also regulate many aspects of the insurance companies’ activities within the locations for which they are responsible, including but not limited to business, sales and agent conducts, sales licensing practices, approving new sales offices and assessing minor administrative penalties.

CIRC has focused specific attention on the area of risk prevention. Accordingly, it has identified five lines of defence against risks, namely internal management and control systems, supervision of solvency adequacy, on-site inspection, fund management regulation and insurance security fund. In 2008, in response to the global financial crisis, more importance has been attached to the supervision of internal control systems, corporate governance, marketing conduct and information disclosure of insurance companies. In addition to the introduction of additional regulations and rules, a classified supervision system was developed by the regulator to detect and monitor the operation and financial risks of the industry. Under the system, insurance companies will be classified into four groups based on the risk indicators relating to solvency margins, corporate governance, capital management, financial status and market conduct. Different administrative measures such as risk warning, on-site inspection, restriction of business expansion and investment, may be imposed on different groups.

China promulgated a new Anti-Money Laundering (“AML”) Law applicable to all financial institutions in November 2006. The People’s Bank of China (“PBOC”) was entrusted with the responsibility and authority for regulating all AML activities in China. PBOC also introduced several additional AML measures between November 2006 to June 2007 to provide specific rules and guidelines in the application of the AML Law. The areas covered would include customer identification, reporting of large volume and other suspicious transactions, record-keeping and reporting of suspicious transactions involving terrorism financing.

Capital requirements

The minimum registered paid-up capital of a foreign invested insurance company is RMB200 million. A similar requirement is imposed on a Chinese branch of a foreign insurance company. Both foreign invested insurance companies and Chinese branches of foreign insurance companies are required to maintain a solvency ratio that is not lower than 100%. Under relevant PRC regulations, the solvency ratio is the ratio of actual capital to the minimum capital requirement applicable to the insurer pursuant to relevant regulations. The actual capital is the difference between the admitted assets and admitted liabilities. The CIRC requires solvency reports to be submitted quarterly, annually or ad hoc as required by the CIRC. Where an insurer is not able to meet its solvency requirement, it is required to immediately report to the CIRC.

Reserve requirements

The CIRC has promulgated various rules and regulations on the reserves to be established and maintained by insurers, and the reserve requirements pursuant to such rules and regulations depend on the nature and type of insurance product. Reserves that the CIRC generally requires a life insurer to maintain include an unearned premium reserve, a life insurance reserve, a long-term health insurance reserve and an insurance-claims payment reserve. The reserve amounts are generally determined with reference to, among other things, actuarial projections of future cash flows.

Statutory and other deposit requirements

A foreign invested insurance company is required to deposit 20% of its registered capital and a foreign insurer’s Chinese branch is required to deposit 20% of its working capital with a bank designated by the CIRC. This statutory deposit may only be used to discharge debts owed by an insurer in the event that it is put into liquidation or declared bankrupt.

A life insurer is required by the CIRC to contribute up to 1% of its total assets to an insurance protection fund, which is a non-governmental fund maintained by a state-owned fund management company. In the event any insurer is put into liquidation or declared bankrupt or deemed by the CIRC to pose material risks to the public interest and financial stability, this insurance protection fund may be used, among other things, to pay policyholders or other life insurance companies accepting life policies assigned from the insolvent life insurer.

Separate accounts requirement

An insurer is required to maintain assets in separate accounts for certain types of products specified by the CIRC, including participating, universal life and investment-linked products. Establishment, amalgamation, demerger and closure of investment accounts maintained in respect of investment-linked products are subject to the approval of the CIRC.

Asset management

An insurer is required to invest its insurance funds in a stable and prudent manner. An insurer may only invest its insurance funds in bank deposits, securities, including, without limitation bonds, stocks and securities, investment fund shares, real estate and other permitted investments as stipulated by the China State Council. The CIRC also sets caps on the proportion of an insurer’s total investments that can be held in particular classes of assets. Such caps may be revised by the CIRC from time to time. The approvals of the CIRC and State Administration of Foreign Exchange are required if the insurer wishes to invest insurance funds denominated in foreign currencies offshore.

Reinsurance

An insurer may reinsure its liabilities within its authorised scope as stated in its insurance business permit and business licence. An insurer is required to implement a comprehensive risk management system and report to the CIRC annually regarding its reinsurance arrangements. An insurer may only cede its liabilities to reinsurers who satisfy the CIRC’s credit rating requirements (as specified from time to time) or are Chinese state-owned reinsurers.

Regulation of products

Products which are legally mandatory, newly developed life insurance or may concern the public interest are required to be reviewed and approved by the CIRC before they can be introduced to the market for sale.

Financial reporting requirements

The CIRC requires each insurer to file with the CIRC monthly financial accounts, annual audited financial statements and annual audited solvency statements prepared in accordance with applicable Chinese laws, rules and regulations.

CIRC Notices

Following the AIG Events, Notices issued by the CIRC in 2008 ordered AIA Co’s branches in Shanghai, Guangdong, Jiangsu, Beijing and Shenzhen, and sub-branches in Suzhou Central, Dongguan and Jiangmen to:

1) maintain sufficient funds to cope with possible cancellations and prevent liquidity risk and monitor liquidity daily; and

2)	enhance capital fund safety by: (a) not entering into any mortgage, guarantee, letter of credit or incurring debt other than in the normal course of business; (b) not transferring any assets or funds outside of China; and (c) obtaining approval from the CIRC on any affiliated transaction with AIG including reinsurance transactions (so as to prevent capital and assets from flowing outside of China).

Thailand — Prudential Life Assurance (Thailand) Public Company Limited, branches of AIA Co (AIA (Life) Thailand and AIA (Non-Life) Thailand)

Overview

Prudential Life Assurance (Thailand) Public Company Limited is authorised to carry on long-term insurance business in Thailand. AIA (Life) Thailand is authorised to carry on long-term insurance and reinsurance business and AIA (Non-Life) Thailand is authorised to carry on general insurance business (in respect of health and protection business).

As branches of a foreign company, AIA (Life) Thailand and AIA (Non-Life) Thailand are also regulated by the Department of Business Development of the Ministry of Commerce. AIA (Life) Thailand holds a foreign business certificate for the conduct of a life insurance business and AIA (Non-Life) Thailand holds a foreign business certificate for the conduct of a non-life insurance business. AIA (Life) Thailand also holds a foreign business licence to permit the provision of back office, internal auditing and compliances services to other AIG affiliates in Thailand.

In Thailand, the insurance business is regulated and supervised by the Office of Insurance Commission (“OIC”). The OIC came about as a result of the September 2007 statutory transformation of the Department of Insurance of the Ministry of Commerce. The OIC is now the independent regulatory organisation handling day-to-day insurance business affairs and reporting to the Ministry of Finance. The Secretary General of the Insurance Commission holds the statutory appointment of Insurance Registrar. Each quarter, insurers must contribute a proportion of their insurance premia to the OIC to cover the OIC’s operational expenses. The current rate for life insurers is between 0.1% and 0.3% (depending on the type of policy, its duration and payment terms) and the current rate for non-life insurers is between 0.2% and 0.3% (depending on the amount of insurance premia received).

The Insurance Commission Act 2007 embodies the Insurance Commission, the principal decision-maker for the insurance business. The Insurance Commission consists of a 13-member Board, chaired by the Permanent Secretary of Finance and includes the Permanent Secretary of Commerce, the Secretary General of the Consumer Protection Board, the Governor of the Bank of Thailand and the Secretary General of the Securities and Exchange Commission as ex officio commissioners. The other six to eight Commissioners are selected from experts in the fields of law, accountancy, business administration, finance, economics and insurance.

The life and non-life insurance business is governed by the Life Insurance Act 1992 (as amended by the Life Insurance Act (No. 2) 2008) and the Non-Life Insurance Act 1992 (as amended by the Non-Life Insurance Act (No. 2) 2008) respectively. As well as governing the operations of the life and non-life businesses, these Acts regulate funds, investments and insurance policies and impose a variety of statutory requirements. The OIC has the power to manage and supervise insurance companies, protect insured persons and the general public, implement policies with respect to insurance funds, and regulate the professional conduct, qualifications and licensing of insurance brokers, agents and actuaries.

In the private sector, the Thai Life Assurance Association and the General Insurance Association play an active development role for their membership and support the insurance business as its representative bodies.

Capital requirements

A branch office of a life or non-life foreign insurer must maintain assets in Thailand of not less than the amount of the capital funds required pursuant to relevant Thai regulations. In addition, life insurers are required to maintain capital funds at the greater of 2% of their insurance reserve and 50 million Thai Baht, and non-life insurers are required to maintain capital funds at the greater of 10% of total net premiums received in the previous calendar year and 30 million Thai Baht. In its Early Intervention Guidelines, the OIC requires insurers to maintain capital funds of more than 150% of the amount required by law. An insurer that fails to maintain capital funds in line with these guidelines and does not take corrective action to address the deficiency will be subject to sanctions in the form of a range of restrictions on its investment and other business activities.

The 2008 amendments to the Life Insurance Act and the Non-Life Insurance Act require the implementation of risk-based capital adequacy tests by 2011.

Reserve and asset management requirements

The OIC requires a life insurance company to allocate a portion of its premium income to an insurance reserve for policies that remain in force. The insurance reserve may consist of a mixture of different classes of assets. The assets in the insurance reserve must match the insurer’s liabilities as they come due over the duration of its policies. The types of assets that a life insurance company must place in its insurance reserve and the rules, conditions and basis for assessing the value of assets placed in the insurance reserve are regulated by the OIC.

Thai regulations require every life insurer to place a security deposit with the OIC of not less than 20 million Thai Baht, which may consist of a mix of cash and certain types of bonds, treasury bills and similar specified instruments. Every life insurer is also required to place 25% of its insurance reserves with the OIC. Non-life insurers are also required to place a security deposit with the OIC of not less than 3.5 million Thai Baht for each type of insurance business they undertake (for example, fire insurance, marine and transportation insurance) which may consist of a mix of cash and certain types of bonds, treasury bills and similar specified instruments. Every non-life insurer is also required to place 15% of its insurance reserves with the OIC (this proportion is scheduled to rise to 25% in 2012).

Under the Life Insurance Act of Thailand, Non Life Insurance Act of Thailand and relevant bankruptcy laws of Thailand, in the event that an insurer goes bankrupt, policyholders entitled to receive payment under their insurance policies have preferential rights to the assets placed with the OIC and have the right to receive payment from such assets as secured creditors. The amount which a policyholder may receive from the assets placed with the OIC and statutory fund is capped as 1 million Baht. Policyholders would also have preferential rights over the other assets of the insurer and the right to receive payment from such assets subject to the rights of secured creditors and certain other classes of preferred creditors.

Statutory fund

Life insurance companies are required to contribute to a central life insurance fund intended to compensate policyholders in the event that an insurer is declared bankrupt or has its licence revoked. The OIC requires insurers to make payments twice a year into this central life insurance fund. The current amount payable is 0.1% of the premium income received in the six months prior to the payment date.

Non-life insurers are also required to contribute to a central non-life insurance fund to compensate policyholders in the event of bankruptcy or revocation of an insurer’s licence. The OIC requires non-life insurers to make payments twice a year into this central non-life insurance fund. The current amount payable is 0.25% of premium income received in the six months prior to the payment date.

Reinsurance

When a life insurer wishes to cede its insurance liability under a policy by entering into a reinsurance treaty, it may only reinsure in respect of the net amount at risk that is outstanding on the policy as of each anniversary of the policy during its term.

A copy of every reinsurance treaty that a insurer enters into must be submitted to the OIC within 30 days of the date of its execution. Life insurers should also inform the OIC in the event a reinsurance treaty is amended or terminated and provide details of the same. The OIC may, if it deems it appropriate, request a life insurer to submit the reinsurer’s annual report as to the reinsurer’s financial and business condition in the previous year.

Similar rules apply to non-life insurers except that copies of facultative reinsurance treaties need not be provided, but a non-life insurer must report to the OIC quarterly on its facultative reinsurance. A non-life insurer must obtain OIC approval before obtaining financial reinsurance.

The OIC has proposed new reinsurance regulations which will require an insurer to adopt a formal reinsurance management strategy and submit it at regular intervals to the OIC for approval. The regulations will also prohibit an insurer from obtaining certain reinsurance without OIC approval, including finite risk reinsurance, financial reinsurance and other alternative risk transfer arrangements, and impose limitations on reinsurance that may be placed overseas based on the credit rating of the overseas reinsurers.

Regulation of products

Insurance policies, including their related documents and endorsements, must be in the form approved by the OIC. The use of non-approved policy documentation may result in policyholders having the option to terminate the policy with a full refund of premiums or to continue to benefit under the policy as written (or as amended by the order of the OIC). Marketing materials for an insurance policy are deemed to form part of the policy with any inconsistency between the marketing materials and policy to be construed in favour of the policyholder or beneficiary.

The premium rates for an insurance policy are also subject to the approval of the OIC. A notification issued by the OIC sets out the factors that it will take into account in determining premium rates.

The OIC prohibits all insurers from underwriting policies denominated in currencies other than Thai Baht but insurers may access reinsurance from overseas that is denominated in foreign currencies.

Life insurance policies are also affected by the eligibility criteria imposed by the Revenue Department of the Ministry of Finance on tax deductibility of premiums.

Regulation of agents and brokers

Insurance agents and brokers are licensed by the OIC. The OIC imposes caps on the commission rates that insurers may pay to insurance agents and brokers. The OIC prohibits insurers from paying commissions to other persons.

The OIC imposes general obligations on insurance agents and brokers in relation to their dealings with customers. It also imposes specific requirements on telephone sales, including restrictions on hours of operation, pre-vetting the types of policies that may be marketed, recording requirements and a 30-day cooling-off period, and on bancassurance.

Restrictions on foreign insurers

Expansion of the branch office network of a foreign insurer in Thailand is restricted pursuant to the Life Insurance Act of Thailand. Consequently, a foreign insurer currently may not open additional branch offices in Thailand.

Thai insurance companies generally must be at least 75% Thai-owned. The Insurance Commission may allow up to 49% foreign ownership and, where an insurer’s condition or operation is likely to place policyholders or the public in jeopardy, the Minister of Finance may (on advice from the Insurance Commission) allow up to 100% foreign ownership.

Restrictions on dividends and distributions

Although there are no formal limitations on dividends or other distributions by a Thai insurer or the Thai branch of a foreign insurer, the approval of the Bank of Thailand is required for remittances outside Thailand. In practice, the Bank of Thailand will typically consult with the OIC before permitting a Thai insurer or the Thai branch of a foreign insurer to make any remittances outside Thailand.

Financial reporting requirements

A life insurer or non-life insurer is required to prepare and submit monthly and annual reports and interim quarterly and audited annual financial statements to the OIC in respect of both its branch offices and operations as a whole. A branch office of a foreign life insurance company must comply with the additional requirement of submitting an annual report of its parent company within five months of the end of the parent company’s fiscal year. In addition, a certified actuarial report must be submitted annually by all insurers. An insurer is also required to post summary financial information on its website and at its head office and branch offices.

Philippines — Pru Life Insurance Corporation of UK, The Philippine American Life and General Insurance Company (“Philamlife”)

Pru Life Insurance Corporation of UK is licensed and regulated by the Insurance Commission (the “IC”) as a life insurance company. Philamlife, on the other hand, is only one of three insurers in the Philippines with a licence to conduct both life and general insurance activities.

The Insurance Code of the Philippines, as amended, (“Insurance Code”) gives the power to supervise and regulate the operations and business of insurance companies to the IC. The IC is a government agency under the Department of Finance, and is headed by the Insurance Commissioner. The IC is a part of the Anti-Money Laundering Council together with the Bangko Sentral ng Pilipinas and the Securities and Exchange Commission (“SEC”).

The mandate of the IC is to regulate and supervise the insurance industry in accordance with the provisions of the Insurance Code in order to ensure that adequate insurance protection is available to the public at a fair and reasonable cost and to ensure the financial stability of the insurance industry so that all legitimate claims of the insured public are met promptly and equitably. The objectives of the IC are to promote growth and financial stability of insurance companies, to develop professionalism in the insurance services industry, to develop insurance consciousness among the general populace, to establish a sound national insurance market, and to safeguard the rights and interests of the insured.

The IC issues licences to insurance companies, reinsurance companies, agents, general agents, resident agents, underwriters, brokers, adjusters and actuaries. It also has the authority to suspend or revoke such licences under certain circumstances and after observance of the required procedure under the IC Rules of Procedure.

The Insurance Code empowers the IC to adjudicate insurance claims and complaints involving any loss, damage or liability where the amount involved does not exceed Php 100,000.00 for any single claim. Decisions or orders of the IC may be appealed to the Court of Appeals. Moreover, informal and administrative complaints against malpractices by insurance companies or agents may also be filed with the IC. The IC is available to render assistance in settling any controversy between an insurance company and a policyholder relating to insurance.

India — ICICI Prudential Life Insurance Company Limited, AIA India

ICICI Prudential Life Insurance Company Limited (Prudential’s joint venture with ICICI) and AIA India (AIA’s joint venture with Tata Sons Limited) are authorised to carry on long-term insurance business in India. It is currently intended that the AIA Group’s equity interest in the joint venture with Tata Sons Limited will be disposed of either before or around the time of completion of the Acquisition.

Insurance is subject to federal regulation in India. The primary legislation is the Insurance Act, 1938, and the Insurance Regulatory & Development Authority Act, 1999. The Insurance Regulatory & Development Authority (the “IRDA”) is the key regulator for both the ICICI Prudential life insurance operation and AIA India insurance operations in India.

The IRDA’s duties include the issue of certificates of registration to insurance companies, and it has a mandate to protect the interests of the policyholder, to regulate, promote and ensure the orderly growth of the insurance industry. Regulatory direction is currently focusing on corporate governance and disclosures to stakeholders. IRDA’s regulations also encourage the sale of insurance to customers in rural parts of India.

In his Budget speech on 26 February 2010 the Finance Minister of India stated that a Financial Stability and Development Council will be set up, to strengthen and institutionalise the mechanism for maintaining financial stability without prejudice to the autonomy of regulators. It is proposed that this Council would monitor macro-prudential supervision of the economy, including the functioning of large financial conglomerates, and address inter-regulatory coordination issues. It will also focus on financial literacy and financial inclusion.

Indonesia — PT. Prudential Life Assurance, PT. AIA Financial

PT. Prudential Life Assurance and PT. AIA Financial are authorised to carry on long-term (for an indefinite period) insurance business in Indonesia.

The insurance industry is regulated by the Insurance Bureau under the Capital Market Supervisory Board and Financial Institution of the Ministry of Finance. Previously, insurance companies in Indonesia were supervised by the Directorate of Insurance under the Directorate General of Financial Institutions of the Ministry of Finance (the “MoF”). In December 2005, the Government of Indonesia merged the Capital Market Supervisory Board and Directorate General of Financial Institutions under a single Capital Markets Supervisory Board & Financial Institution (the “Bapepam LK”). The current role of the Bapepam LK is to act as a supervisory board, with responsibility over capital markets, pensions funds, insurance and other non-banking financial institutions with the objective to manage risks in the financial sector, as well as to increase consumer protection and market confidence and promote transparency and strong financial business practices and standards.

The MoF issued decrees on business conduct, auditing, solvency, and the licensing of insurance companies. These decrees were supplemented by implementing regulations issued by the Bapepam LK.

The local Life Insurance Association (the “AAJI”) continues to act as a conduit between insurers and the MoF and Bapepam LK in terms of the development of new regulations and guidelines.

The implementation of anti-money laundering controls in the insurance industry is monitored by the Indonesian Financial Transaction Reports and Analysis Center (the “PPATK”). The PPATK is an institution with the mission of preventing and eradicating money laundering in Indonesia. The Money Laundering Criminal Act Law (UU-TPPU) is the governing statute that establishes and empowers the PPATK as the key authority in the anti-money laundering regime in Indonesia.

The Prudential Group’s and the AIA Group’s operations in Indonesia are authorised to distribute life insurance products with either conventional or Shariah principles. Whilst the regulations for life products with conventional principles are fully developed (in accordance to current market conditions), the government has promulgated new regulations in relation to life products with Shariah principles. In addition, to accommodate significant developments in the Indonesian insurance industry over the past few years, the government is taking proactive measures to revisit Law No. 2 of 1992 on Insurance Business. Meetings with various insurance associations have been conducted by the Government over the past year to obtain input from local as well as joint venture insurance companies. The amendment of Law No. 2 of 1992 on Insurance Business is expected to be promulgated in 2011.

Japan — PCA Life Insurance Company Limited (“PCA Life Japan”)

The Financial Services Agency of Japan (the “JFSA”) regulates insurance companies and other financial institutions. In particular, the Insurance Business Division of the JFSA specifically undertakes the supervision of insurance companies. The fundamental principles underlying insurance regulation are set out in the Insurance Business Law. PCA Life Japan is licensed by the Prime Minister of Japan (who delegates most of the supervisory functions to the JFSA) as a life insurance company.

On 1 April 2010, the Commercial Code of Japan was revised and the “insurance contract law” became a separate piece of legislation from the Commercial Code of Japan, now known as the “Insurance Act”.

In response to the recent financial crisis, the JFSA revised the “solvency margin ratio”, an indicator for regulatory purposes, to introduce stricter rules for the calculation of capital and risk measurements and to ensure its appropriateness by involving an appointed actuary. The new standard is to become effective for the fiscal year ending on 31 March 2012. However, reporting of the solvency margin ratio on the new basis will be required for the fiscal year ending on 31 March 2011 for monitoring purposes. This latter amendment is still under deliberation and the finalised rules have not been published by the JFSA.

Vietnam — Prudential Vietnam Assurance Private Limited, AIA Vietnam

Prudential Vietnam Assurance Private Limited and AIA Vietnam are licensed and regulated by the Ministry of Finance of Vietnam (the “MOF”) as life insurance companies. Currently, the applicable law does not permit an insurance company to operate both life and non-life insurance at the same time, unless a life insurance company conducts personal health and protection care insurance as a supplement to life insurance.

The MOF is responsible for carrying out state administration of insurance business for and on behalf of the Government. The Insurance Division of the MOF specifically undertakes the supervision of insurance companies. The fundamental principles of the operation of insurance companies are set out in the Insurance Business Law.

The first insurance regulation that was implemented in Vietnam was the governmental decree on insurance No. 100/CP which was issued in late 1993. As the Vietnamese insurance market grew, the first law on insurance business, the Insurance Business Law, was passed in 2000 by the National Assembly of Vietnam. In 2001, the Government promulgated further regulations relating to the implementation of the Insurance Business Law.

At the end of 2007, many of the current insurance regulations were revised and a number of new regulations were introduced, including: minimum legal capital requirements for insurance enterprises, equivalent to VND 600 billion, security deposit requirements equivalent to 2% of legal capital, new regulations for investment-linked products such as universal life and unit-linked products. The MOF has also provided specific regulations on establishing new insurance companies, modification of licences or opening/closure of insurers’ branches/representative offices and agent recruitment and training.

Generally, the Insurance Business Law and its guiding regulations focus mainly on administrative supervision of insurance operations. In practice, the Insurance Business Law reserves most of its items for insurance contracts (the terms and conditions of policy) in order to protect policyholders’ interests. Furthermore, the MOF has set a proactive insurance supervisory agenda on controlling the solvency of insurance companies in order to take timely intervention to the insurance market by issuing the new regulation on bankruptcy procedures for insurers, securities, financial institutions in late 2008.

By a letter dated 9 October 2008 from the MOF, and following the AIG Events, regular updates to the MOF have been requested regarding the business and financial situation of the AIG Group (including, for these purposes the AIA Group) and the impact on AIG’s Vietnamese subsidiaries.

Other Asian and Australasian markets

In addition to the regulatory frameworks discussed above, regulatory requirements also apply to the insurance businesses of the AIA Group’s local operating units in Australia, New Zealand, Macau and Brunei. Each local operation is respectively subject to the Australian Securities and Investments Commission and the Australian Prudential Regulation Authority, the Ministry of Economic Development of New Zealand, the Macau Monetary Authority through its Insurance Supervisory Department and the Brunei Ministry of Finance.

The operations of the AIA Group in these geographical markets are subject to their respective relevant local insurance regulatory requirements, including requirements with respect to solvency, asset management, financial reporting and reinsurance. The operations have been duly licensed in each of these geographical markets by the relevant regulatory authorities. In common with the actions of certain other regulators in relation to the AIA Group, following the AIG Events correspondence was issued to AIA Brunei by the Brunei Ministry of Finance requiring that its consent be obtained before assets are transferred or transactions are entered into with connected parties.

2.	Regulation of investment and funds businesses and other regulated operations

The Prudential Group and the AIA Group conduct, and the Enlarged Group will conduct, investment and fund businesses through subsidiaries or joint ventures in the following countries in Asia: The People’s Republic of China, Dubai (Dubai International Financial Centre), Hong Kong, Republic of India, Japan, Republic of Korea, Malaysia, the Philippines, Republic of Singapore, Taiwan, Thailand and Socialist Republic of Vietnam. All operations are authorised and licensed by the relevant authorities, or exempted from licensing under the relevant regulations.

Hong Kong

Overview

Certain types of products and services offered by the Prudential Group and the AIA Group in Hong Kong are regulated under separate statutory regimes by other regulatory bodies. These include the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (the “MPFSO”) and the Occupational Retirement Schemes Ordinance (Chapter 426 of the Laws of Hong Kong) (the “ORSO”), both administered by the Mandatory Provident Fund Schemes Authority (the “MPFA”) for compulsory Mandatory Provident Fund (“MPF”) and voluntary ORSO retirement schemes. In addition, the selling of MPF and ORSO products by agents is regulated by the MPFA. The MPFA is responsible for the licensing and supervision of trustees who wish to administer MPF or ORSO schemes and MPF intermediaries.

The Securities and Futures Ordinance (the “SFO”) and other subsidiary legislation comprise the laws in Hong Kong relating to certain investment-linked products including MPF and ORSO retirement schemes, securities dealing, investment advisory and investment management services. The Hong Kong Securities and Futures Commission (the “HKSFC”) is the statutory body responsible for the administration of the SFO and the related subsidiary legislations and rules.

The Hong Kong branch of PAC is regulated by the HKSFC for its operations relating to investment-linked products. It is also registered with the MPFA as a MPF corporate intermediary.

Prudential Asset Management (Hong Kong) Limited (“PAMHK”), incorporated in Hong Kong, is ultimately a wholly-owned subsidiary of Prudential. PAMHK is licensed with the HKSFC and is authorised to carry out Type 1 (Dealing in Securities), Type 4 (Advising on Securities) and Type 9 (Asset Management) regulated activities in Hong Kong.

PAMHK is registered with the China Securities Regulatory Commission (“CSRC”) as a QFII (Qualified Foreign Institutional Investors) licence holder.

BOCI-Prudential Asset Management Limited (“BOCIP”), incorporated in Hong Kong, is a joint venture between Prudential Corporation Holdings Limited (36%) and BOCI Asset Management Limited (64%). BOCIP is licensed with the HKSFC, and is authorised to carry out Type 1, Type 4, Type 5 (Advising on Futures Contracts), Type 6 (Advising on Corporate Finance) and Type 9 regulated activities in Hong Kong. It is also registered with the MPFA as an MPF intermediary. BOCIP offers a comprehensive range of investment products, including MPF products, pension funds, retail unit trusts, institutional mandates and other advisory funds. It also offers private investors and institutional clients investment portfolios and charity fund management services. As one of the pioneers in the asset management industry in Hong Kong, BOCIP launched a series of capital guaranteed funds linked to various underlying indices or baskets of stocks with varying currencies and maturities, as well as certain exchange traded funds which are listed in Hong Kong.

BOCI-Prudential Trustee Limited is a joint venture between Prudential Corporation Holdings Limited (36%) and BOC Group Trustee Company Limited (64%). The company is incorporated in Hong Kong and is an approved trustee under the MPFSO and an associated entity to the BOCIP under the SFO.

In relation to the AIA Group’s retirement scheme business in Hong Kong, AIA-B, in addition to being an authorised insurer under the ICO, is an intermediary registered with the MPFA and AIA-T is an approved trustee under the MPFSO. AIA Wealth Management Company limited is licensed by the HKSFC and is authorised to carry out Type 1 and Type 4 regulated activities. AIA-PT and AIA-CM are each registered with the MPFA as MPF corporate intermediaries. AIA-PT also acts as trustee of certain pooled retirement schemes for which it has been registered with the MPFA as a trustee pursuant to the ORSO.

Regulation under the MPFSO and ORSO

Companies that operate compulsory retirement schemes in Hong Kong are regulated under the MPFSO. The MPFA shares responsibility with other regulatory bodies for supervision of the institutions, such as banks and insurance companies, that act as MPF intermediaries that provide MPF products to customers. The MPFSO includes rules on prudential management and the permissible investments that may be made using scheme funds, accounting and reporting requirements and the powers of the MPFA to intervene and terminate a trustee’s administration of a scheme. Voluntary retirement schemes are subject to regulation under the ORSO. The MPFA is also the supervisory body for ORSO schemes. The ORSO requires schemes to be registered with the MPFA and imposes reporting requirements and rules on the types of assets in which a scheme may invest. In addition, the marketing and promotion of MPF and ORSO scheme products requires SFC approval, as these products involve investment in securities. In addition to these reporting requirements, the MPFA requested, in 2008 following the AIG Events, that prior notice be given of the following types of events in respect of AIA-T and AIA-PT:

1)	declaration or payment of dividends to shareholders;

2)	granting of advances, loans or credit facilities to any parties;

3)	incurrence of major cash outflow arising from extraordinary events or non-operating activities; and

4)	any incidents which may have an adverse impact on the liquidity or financial position of either company.

Regulation under the SFO

Companies that wish to conduct business in regulated activities (as stipulated in the SFO) which include, but are not limited to, Type 1 (Dealing in Securities), Type 4 (Advising on securities) and Type 9 (Asset Management) in Hong Kong must be licensed to do so under the SFO, and the marketing and promotion of certain financial products and schemes that involve investment in securities is also regulated under the SFO. Licensed corporations under the SFO are subject to certain requirements which include, but are not limited to, financial adequacy and reporting and directors, senior management and individuals responsible for carrying out the regulated activities in Hong Kong must satisfy suitability and qualification requirements and be approved by the HKSFC.

The operation, marketing and promotion of investment-linked products and schemes, including long-term insurance schemes by insurers, is subject to authorisation by the SFC in accordance with Part IV of the SFO and related codes and guidelines issued by the SFC that require certain information to be disclosed to potential investors and impose restrictions on the content of advertisements and the claims that can be made with respect to risks and potential returns on an investment.

Japan

PCA Asset Management Limited (“PCAAM”) is registered with the Kanto Local Finance Bureau to engage in (a) second financial instruments business, (b) investment management business, (c) investment advisory & agency business and (d) ancillary business under the Financial Instruments and Exchange Law (“FIEL”) which became effective as of 30 September 2007.

PCAAM is a member of the Investment Trusts Association, Japan and also a member of the Japan Securities Investment Advisers Association. Both the associations are self-regulatory bodies under FIEL. PCAAM is required to comply with the policies and regulations issued by these associations, which are authorised to conduct on and off-

site inspection in addition to the inspection conducted by the Securities and Exchange Surveillance Commission which is part of the FSA.

Under its registration in respect of second financial instruments business, PCAAM focuses on explaining the products. PCAAM does not set up or maintain customer accounts for purposes of settlement, which are to be opened at relevant sales companies. The investment advisory & agency business is limited to the investment advisory business excluding agency business.

Korea

Prudential conducts fund business in Korea through an indirect, wholly owned subsidiary, PCA Investment Trust Management Co. Ltd. The bodies responsible for the regulation of asset management companies, investment advisers and discretionary management companies are the Financial Services Commission (“FSC”) and its executive arm, the Financial Supervisory Service (“FSS”).

AIA Korea holds an asset management business licence, issued pursuant to the Financial Investment Services and Capital Markets Act, which authorises AIA Korea to carry on asset management business related to variable life insurance. Pursuant to this licence, AIA Korea may establish and terminate investment trusts and manage investment trust assets with respect to variable insurance policies.

Traditionally, the FSC in Korea operates in a prescriptive way, with a significant amount of detailed regulation that asset management companies must comply with. In recent years, the style of regulation of the indirect investment industry has been changing in line with the trend towards liberalisation of financial services. In particular, the regulator is focusing on deregulation in asset management and product design activities and shifting towards a principles-based regulatory regime.

Taiwan

The body responsible for regulation of the Securities Investment Trust Enterprises (“SITE”), Securities Investment Consulting Enterprises (“SICE”) and discretionary investment business is the Securities and Futures Bureau (“SFB”) under the Financial Supervisory Commission (“FSC”). The SFB is responsible for promulgating laws, regulations and policies in relation to these business areas.

PCA Securities Investment Trust Co., Ltd is registered as a SITE with the FSC. It is compulsory that all SITEs are members of the Securities Investment Trust and Consulting Association (“SITCA”), which is a self-regulatory organisation (“SRO”). SITE and SICE may not commence business without being admitted as members of the Association. SROs support the regulatory and administrative operations entrusted to the SFB by adopting self-regulatory rules and overseeing self-regulation by its members, establishing a membership disciplinary framework and carrying out matters that the SFB has authorised it to handle, such as previewing product filing documents before submission for the SFB’s final review. The SRO also acts as liaison between the SFB and its members for matters of business development.

China

CITIC-Prudential Fund Management Company Limited, a joint venture between Prudential and CITIC Group (China International Trust and Investment Corporation), is regulated by the China Securities Regulatory Commission (“CSRC”). The CSRC supervises the establishment of fund management companies (“FMCs”) and the launch of securities investment funds.

The legislative framework of China’s fund industry comprises the China Securities Investment Funds Law (the “Fund Law”) and a set of ancillary regulations (the “Fund Regulations”). While the Fund Law and Fund Regulations spell out the rules and requirements which must be adhered to by all FMCs, the supervisory approach of CSRC, to a certain extent, is also principles-based. The Chinese authorities aim to protect the legitimate rights and interests of investors and other relevant parties, and thereby to promote the healthy development of securities investment funds and securities markets.

India

ICICI Prudential Asset Management Company Limited (“the AMC”), a joint venture between Prudential and ICICI, is approved by the Securities and Exchange Board of India (“SEBI”) under SEBI (Mutual Funds) Regulations, 1996 to act as Investment Manager of ICICI Prudential Mutual Fund (the “Fund”). The Fund was set up as a Trust sponsored by Prudential (through its wholly-owned subsidiary Prudential Corporation Holdings

Ltd) and ICICI. ICICI Prudential Trust Limited (the “Trust Company”), a company incorporated under the Companies Act, 1956, is the Trustee to the Fund.

Mutual funds in India are regulated by the guidelines and statutes promulgated under the SEBI (Mutual Funds) Regulations, 1996, the Indian Trusts Act, 1882, relevant provisions of the Companies Act 1956 and other applicable laws. Any change of control of the AMC by virtue of 10% or more voting rights in the AMC or the right to appoint a majority of directors entitled to exercise control of the AMC will require the prior approval of the SEBI and the grant of an option to unit holders to exit the Schemes at the prevailing net asset value without any exit load.

As specified by the Indian Trusts Act 1882 and reiterated by the SEBI regulations, all mutual funds are required to be in the form of trusts. The trustee functions are carried out by separately established trust companies or boards of trustees. In all cases, the trust deed must be approved by the SEBI. The AMC has obtained registration from the SEBI to act as a Portfolio Manager under SEBI (Portfolio Managers) Regulations 1993.

Also, SEBI, via its letter dated 31 May 2005, conveyed that it had no objection to the AMC undertaking Advisory Services to Offshore Funds. The AMC has commenced the provision of Advisory Services.

The AMC also received a mandate from the Central Board of Trustees, Employees Provident Fund Organisation to act as a Portfolio Manager for the Funds of Employees Provident Fund, Staff Provident Fund and Pension and Gratuity Fund.

Philippines

Philam Asset Management, Inc. (“PAMI”) was incorporated on 12 October 1971 and is a 99.78% owned subsidiary of a Philippine resident insurance company, The Philippine American Life and General Insurance Company, which is in turn a subsidiary of AIA Hong Kong.

PAMI is regulated by the Securities and Exchange Commission (the “SEC”), which grants the registration of investment managers or advisers for investment companies (i.e. mutual funds). As an investment manager and adviser to mutual funds, PAMI is required to manage the resources and operations of the said funds in accordance with the provisions of the Investment Company Act (Republic Act No. 2629) and its implementing rules and regulations.

Investment managers or advisers that hold a licence from the Monetary Board to engage in trust and other fiduciary business would, in addition to SEC regulation, be subject to further regulation by the Bangko Sentral ng Pilipinas (“BSP”). Pursuant to Monetary Board Resolution No. 1758 dated 10 December 1999, investment managers or advisers that perform purely agency functions in respect of the mutual funds that they manage are outside the coverage of the BSP’s jurisdiction, provided that: (i) the investment managers do not perform trust or quasi-banking functions and are not bank subsidiaries or affiliates; (ii) the products of the investment manager are not sold, and advertisements and material covering such products are not made or distributed in bank premises.

Singapore

Prudential Asset Management (Singapore) Limited (“PAMS”), an indirect wholly-owned subsidiary of Prudential plc, holds a Capital Markets Services (“CMS”) licence, to conduct the regulated activities of fund management and dealing in securities, issued by the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore. PAMS is also an exempt financial adviser under the Financial Advisers Act, Chapter 110 of Singapore. PAMS is included under the Central Provident Fund Investment Scheme (“CPFIS”) and may manage unit trusts included under the CPFIS. In addition, PAMS is registered with the Securities and Exchange Commission, US, under the Investment Advisers Act of 1940; the Financial Services Commission of South Korea, as a Cross-border Investment Advisor under the Capital Market Consolidation Act and the Securities and Exchange Board of India (“SEBI”) under the SEBI (Foreign Institutional Investors) Regulations, 1995. Further, PAMS is relying on the Class Order Exemption CO 03/1102 from the Australian Securities and Investments Commission for exemption from the need to hold an Australian financial services licence for provision of services to wholesale clients in Australia.

Prudential Property Investment Management (Singapore) Pte. Ltd. (“Prupim SGP”) is an indirect wholly-owned subsidiary of Prudential plc. It is a real estate fund management company, and operates in Singapore as an exempt fund manager and exempt financial adviser under the Securities and Futures Act and the Financial Advisers Act respectively.

As an exempt fund manager and exempt financial adviser, Prupim SGP provides services to not more than 30 qualified investors (for fund management services) and accredited investors (for financial advisory services).

As a company registered under the Singapore Insurance Act, AIA Singapore, is an exempt financial adviser under the Financial Advisers Act in relation to (a) advising others (other than advising on corporate finance within the meaning of the Securities and Futures Act), either directly or through publications or writings, or by issuing or promulgating research analyses or research reports, concerning life policies and (b) arranging of any contract of insurance in respect of life policies, other than a contract of reinsurance. As an exempt financial adviser, AIA Singapore is subject to certain conduct of business and other requirements applicable under the Financial Advisers Act and its related regulations, notices, guidelines, practice notes and codes.

As a company registered under the Singapore Insurance Act, AIA Singapore is also exempt under section 99(1)(d) the Securities and Futures Act from the requirement to hold a capital markets services licence in respect of fund management for the purpose of carrying out insurance business. On 30 September 2005, AIA Singapore notified the Monetary Authority of Singapore of its commencement of business in respect of dealing in securities and fund management. However, as AIA Singapore is exempt under section 99(1)(d) only in respect of fund management for the purpose of carrying out insurance business, it has commenced business under that section in respect of fund management for the purpose of carrying out insurance business. While the Securities and Futures Act does not specifically impose additional ongoing compliance requirements applicable to registered insurers who carry on activities regulated under the Securities and Futures Act, the Monetary Authority of Singapore has circulated draft amendments to the Securities and Futures (Licensing and Conduct of Business) Regulations that propose to apply certain regulations under the Securities and Futures (Licensing and Conduct of Business) Regulations to registered insurers who are exempt from holding a capital markets service licence in respect of their business in any regulated activity under the Securities and Futures Act (that is, fund management for the purpose of carrying out insurance business) as those provisions apply to the holder of a capital markets services licence.

Malaysia

Prudential Fund Management Berhad (“PFMB”) was incorporated in November 2000 and is a wholly-owned subsidiary of a Malaysian incorporated company, Nova Sepadu Sdn Bhd, which is in turn a subsidiary of the Prudential Group.

Prudential Al Wara’ Asset Management Berhad (“WARA”) was incorporated in June 2009 and is a wholly-owned subsidiary of Prudential Corporation Holdings Limited. WARA is an Islamic Shariah-compliant asset management company. Both PFMB and WARA are regulated by the Securities Commission (the “SC”), which is a statutory body formed under the Securities Commission Act 1993 (“SCA”) which reports to the Minister of Finance. It has the power to investigate and enforce the areas within its jurisdiction. Among many other things, SC regulates all matters relating to unit trust schemes and supervises licensed persons dealing in assets and fund management activities and products. The Guidelines on Unit Trust Funds issued by the SC set out requirements to be complied with by any person intending to establish a unit trust fund in Malaysia and issue, offer or invite any person to subscribe or purchase units of a unit trust fund. Underpinning all its functions is the SC’s ultimate responsibility of protecting the investor. Apart from discharging its regulatory functions, the SC is also obliged by statute to encourage and promote the development of the securities and futures markets in Malaysia.

Dubai

Prudential Asset Management Limited (“PAMD”) was incorporated in the Dubai International Financial Centre (“DIFC”) in September 2006. PAMD is an ultimately wholly-owned subsidiary of Prudential plc.

PAMD is regulated by the Dubai Financial Services Authority (“DFSA”), which is the independent regulator for DIFC. PAMD holds a licence for Dealing in Investments as Agent, Managing Assets, Arranging Credit or Deals in Investments, Advising on Financial Products or Credit, Arranging Custody, Operating a Collective Investment Fund, Providing Fund Administration and Operating an Islamic Window and has a Retail Endorsement on its licence.

The supervisory approach of DFSA, to a large extent, is risk-based.

Thailand

The Office of the Securities and Exchange Commission of Thailand is responsible for licensing companies that deal in securities and also for regulating products and funds involving investment in securities, such as provident funds. AIA (Life) Thailand holds a Private Fund Licence, which enables it to provide provident fund management services, and a Securities Brokerage (Limited Broker Dealer and Underwriter) Licence, which enables it to sell investment-linked products.

As a branch of a foreign company, AIA (Life) Thailand is also regulated by the Department of Business Development of the Ministry of Commerce. AIA (Life) Thailand holds a foreign business licence certificate for the conduct of a provident fund management business. It does not require a foreign business licence or certificate for the conduct of a securities brokerage business.

Vietnam

Prudential Vietnam Fund Management Private Limited Company (“PVN FMC”) was established and currently operates under Business Registration Certificate No. 410400113 issued by the Department of Planning and Investment of Ho Chi Minh City on 24 May 2005 and Licence No. 03/UBCK-GPHDQLQ dated 26 May 2005 and Decision No. 459/QD-UBCK dated 13 August 2007 by the State Securities Commission of Vietnam (SSC) for operation in securities investment fund management and securities portfolio management.

Prudential Vietnam Assurance Private Limited is the sole owner of PVN FMC.

PVN FMC is regulated by the State Securities Commission of Vietnam (“SSC”), which is overseen by the Ministry of Finance (“MOF”). Given its mandate, which is to establish and develop the securities markets, the SSC supervises the organisation, and operation of securities investment funds and fund management companies.

In late 2007, the Prudential Group also opened a separate consumer finance business in Vietnam authorised by the State Bank of Vietnam.

B.	UK SUPERVISION AND REGULATION

The Financial Services and Markets Act 2000

The Prudential Group’s insurance and investment businesses in the United Kingdom are regulated by the FSA, the statutory regulator granted powers under the FSMA 2000. In addition, those businesses are subject to various United Kingdom laws (for example, the Data Protection Act 1998 in relation to the processing of customer data and various Pension Acts) some of which require the relevant Prudential entity to be licensed or registered.

Risk-based regulation

The FSA employs a risk-based regulatory approach to supervision under the FSMA 2000 pursuant to which each regulated firm’s risk is assessed by the FSA using a risk assessment methodology known as ARROW (Advanced, Risk-Responsive Operating Framework). This is a high-level review aimed at assessing the significance of a particular risk posing threats to the FSA’s statutory objectives under the FSMA 2000. These objectives relate to maintaining market confidence, the protection and enhancement of the stability of the UK financial system, promoting public awareness, securing consumer protection and the reduction of financial crime.

The ARROW framework, supported by a ‘close and continuous’ relationship, is the core of the FSA’s risk-based approach to regulation. Using this process, the FSA will consider the particular risks a firm might pose to its statutory objectives by assessing the impact and probability of particular risks materialising.

Prudential is regarded by the FSA as a high impact firm in view of the nature and complexity of its business and as such receives ARROW assessments at least once in every two-year regulatory period. The last ARROW assessment across the Prudential Group (including Prudential UK) was conducted in July 2008, and the final letter setting out the results of the assessment and the accompanying Risk Mitigation Program which sets out the intended outcomes and follow-up work associated with the assessment was received by the Prudential Group in December 2008. An updated version was provided (for both the Prudential Group and UK businesses) in October 2009. The FSA has informed Prudential that, in light of the Acquisition and the differences between the Enlarged Group and the existing Prudential Group, the next cycle of ARROW activity is likely to be deferred so as to commence towards the end of 2010.

Between ARROW visits, the FSA meets regularly with members of senior management and persons holding controlled functions to understand developing strategy and challenges and key issues arising and in particular any significant risks identified and how the Prudential Group is mitigating these. This ‘close and continuous’ monitoring is supported by focused (relating to a firm or group) and themed (relating to the industry or market as a whole) visits where appropriate. In advance of discussions, the FSA request relevant mandatory management information at prescribed intervals, which helps to frame the agenda for these meetings.

Overview of FSMA 2000 regulatory regime

Single regulator

The FSA is currently the single regulator for all authorised persons with respect to regulated activities in the financial services sector. In this regard, the FSA is authorised to make rules and issue guidance in relation to a wide sphere of activity encompassing the governance of a firm, the way it conducts its business and the prudential supervision of firms.

Permission to carry on “Regulated Activities”

Under the FSMA 2000, no person may carry on or purport to carry on a regulated activity by way of business in the United Kingdom unless he is an authorised person or is an exempt person. A firm which is authorised by the FSA to carry on regulated activities becomes an authorised person for the purposes of the FSMA 2000. “Regulated activities” are currently prescribed in the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001 (as amended) and include insurance and investment business, as well as certain other activities such as establishing, operating and winding up stakeholder or personal pension schemes, the mediation of general insurance and certain mortgage mediation and lending activities. When authorising a firm, the FSA will limit the permissions it grants to the regulated activities in which the firm is intending to engage.

Authorisation procedure

In granting an application by a firm for authorisation, the FSA may delineate the scope of, and include such restrictions on, the grant of permission as it deems appropriate. In granting or varying the terms of a firm’s permissions, the FSA must ensure that the firm meets certain threshold conditions, which, among other things, require the firm to have adequate resources for the carrying on of its business, and to be a fit and proper person, having regard to all the circumstances.

Once authorised, and in addition to continuing to meet the threshold conditions for authorisation, firms are obliged to comply with the FSA’s “Principles for Businesses”, which are high level principles for conducting financial services business in the United Kingdom.

Moreover, the FSMA 2000 obliges firms to secure the FSA’s prior approval of the appointment of individuals performing certain important functions within a firm or on its behalf with respect to the carrying on of regulated activities (approved persons).

Principles for Businesses

An authorised firm will be subject to a range of ongoing regulatory requirements from the FSA, including compliance with general principles as well as more specific conduct of business rules and financial resources requirements. A key feature of the FSA regime is the existence of 11 “Principles for Businesses”, by which all firms are expected to abide. These cover key areas such as the firm’s relationship with the FSA and the need to act with integrity as well as to treat customers fairly.

In the wake of the recent financial crisis, the FSA has announced and has followed a new strategy of “intensive supervision” and a move to what it has described as “outcomes-focused regulation”. This has been coupled with a publicly announced strategy of “credible deterrence”, involving an increased focus on its enforcement activities.

Application of FSMA 2000 regulatory regime to the Prudential Group

Each of the Prudential Group’s principal UK insurance and investment businesses is subject to regulation and supervision by the FSA in the carrying on of its regulated activities. The following discussion considers, in turn, the main features of the FSMA 2000 regime applicable to the Group’s insurance and investment businesses in the United Kingdom.

Regulation applicable to the Prudential Group’s insurance and investment businesses

Supervision of management and change of control of authorised firms

The FSA closely supervises the management of authorised firms through the “approved persons” regime, under which any appointment of persons who hold a “controlled function” including functions that enable the exercise of significant influence over an authorised firm must be preapproved by the FSA.

The FSA also regulates the acquisition and increase of control over UK authorised firms. Under the FSMA 2000, any person proposing to acquire control of or increase control over an authorised firm must first obtain the consent of the FSA. The assessment process and assessment criteria for this process are set out in the FSMA 2000. In considering whether to grant or withhold its approval to the acquisition of control, the FSA must consider, among other things, the suitability of the person seeking consent and seek to ensure the sound and prudent management of the UK authorised person.

“Control” for these purposes includes a holding of 10% or more in the share capital or entitlement to 10% of more of the exercise of voting power of an authorised firm or its parent undertaking. When determining a person’s level of control, that person’s holding of shares or entitlement to exercise voting power will be aggregated with the holdings or entitlements of any person with whom he is “acting in concert”. A person will be treated as increasing his control over an authorised firm, and therefore requiring further approval from the FSA, if the level of his shareholding or entitlement to voting power in the authorised firm or, as the case may be, its parent undertaking, increases by any threshold step. The threshold steps occur on the acquisition of 10%, 20%, 30% and 50% of the shares or voting power in an authorised firm or its parent undertaking.

The Acquisitions Directive was introduced across the EU on 21 March 2009, establishing EU-wide procedural and evaluation criteria for the prudential assessment of acquisitions and increases of holdings in the financial sector. The Financial Services and Markets Act 2000 (Controllers) Regulations 2009 gave effect to the Acquisitions Directive in the UK by making various changes to the FSMA 2000.

Intervention and enforcement

The FSA has extensive powers to investigate and intervene in the affairs of an authorised firm. The FSMA 2000 imposes on the FSA statutory obligations to monitor compliance with the requirements imposed by, and to enforce the provisions of, the FSMA 2000, related secondary legislation and the rules made thereunder.

The FSA’s enforcement powers, which may be exercised against both authorised firms and approved persons, include public censure, imposition of unlimited fines and, in serious cases, the variation or revocation of permission to carry on regulated activities or of an approved person’s approved status. In addition, the FSA may vary or revoke an authorised firm’s permission if it is desirable to protect the interests of consumers or potential consumers, or if the firm has not engaged in regulated activity for 12 months, or if it is failing (or is likely to fail) to meet the threshold conditions for authorisation. The FSA has further powers to obtain injunctions against authorised persons and to impose or seek restitution orders where persons have suffered loss. Once the FSA has made a decision to take enforcement action against an authorised or approved person (other than in the case of an application to the court for an injunction or restitution order), the person affected may refer the matter to the Financial Services and Markets Tribunal. Breaches of certain FSA rules by an authorised firm may also give a private person who suffers loss as a result of the breach a right of action against the authorised firm for damages.

In addition to its ability to apply civil sanctions for market abuse, the FSA has the power to prosecute criminal offences arising under the FSMA 2000, insider dealing under Part V of the Criminal Justice Act 1993 and breaches of money laundering regulations. The FSA has indicated that it is prepared to prosecute more cases in the criminal courts where appropriate.

The FSA, although not a creditor, may seek administration orders under the Insolvency Act 1986 (as amended), present a petition for the winding-up of an authorised firm or have standing to be heard in the voluntary winding-up of an authorised firm. It should be noted that insurers carrying on long-term insurance business cannot voluntarily be wound up without the consent of the FSA.

FSA Conduct of Business Rules

The FSA’s Conduct of Business Rules apply to every authorised firm carrying on regulated activities and regulate the day-to-day conduct of business standards to be observed by authorised persons in carrying on regulated activities. The Conduct of Business Rules incorporate the requirements of the Markets in Financial Investments Directive (“MiFID”) which relate to investment business, and now place greater reliance on principles and higher-level rules.

The scope and range of obligations imposed on an authorised firm under the Conduct of Business Rules varies according to the scope of its business and the range of its clients. Generally speaking, however, the obligations imposed on an authorised firm by the Conduct of Business Rules will include the need to classify its clients according to their level of sophistication, provide them with information about the firm, meet certain standards of product disclosure, ensure that promotional material which it produces is clear, fair and not misleading, assess suitability when advising on certain products, manage conflicts of interest, report appropriately to its clients and provide certain protections in relation to client assets.

Treating Customers Fairly

The FSA’s Treating Customers Fairly initiative (“TCF”) is an important example of its principles-based approach to regulation. This initiative is based upon Principle 6 of the FSA’s Principles for Businesses (that a firm must pay due regard to the interests of its customers and treat them fairly).

Although the FSA has, with the exception of rules relating to with-profits policyholders, refrained from making detailed rules on how to comply with TCF, it has published a number of case studies providing an indication of its expectations of authorised firms in the areas of product development, complaints handling, financial promotions and systems and controls. TCF assessments of firms will be incorporated into the ARROW assessment process.

Prudential supervision

As set out above, in order to maintain authorised status under the FSMA 2000, a firm must continue to satisfy the threshold conditions, which, among other things, require the firm to have adequate resources for the carrying on of its business. The FSA has published detailed rules relating to the maintenance of minimum levels of regulatory capital for all authorised firms including insurance and investment businesses in the Prudential Standards section of its Handbook. The capital adequacy requirements set out in the Handbook which include the type of capital held must be satisfied at all times by authorised firms.

The FSA’s regulatory capital rules for insurers and investment firms are primarily contained in the FSA’s General Prudential Sourcebook (“GENPRU”), Prudential Sourcebook for Banks, Building Societies and Investment Firms (“BIPRU”) and Prudential Sourcebook for Insurers (“INSPRU”). Although it has been the intention in recent years of the FSA to move towards a unified prudential regime for FSA authorised firms, the FSA has been obliged to revise this approach and its rules to accommodate developments at an international level, including EU legislation relating to the regulatory capital requirements for investment firms and financial groups.

The Financial Ombudsman Service

Authorised firms must have appropriate complaints handling procedures and the principles of complaints handling are defined in the FSA Handbooks. However, once these procedures have been exhausted, qualifying complainants may turn to the Financial Ombudsman Service which is intended to provide speedy, informal and cost-effective dispute resolution of complaints made against authorised firms by individuals and small-business customers. The Ombudsman is empowered to order firms to pay fair compensation for loss and damage and may order a firm to take such steps as the Ombudsman determines to be just and appropriate in order to remedy a complaint. The Financial Ombudsman Service is funded by levies and case fees payable by businesses covered by the Ombudsman.

The Financial Services Compensation Scheme (“FSCS”)

The FSCS is intended to compensate individuals and small businesses for claims against an authorised firm where the authorised firm is unable or unlikely to be able to meet those claims (generally, when it is insolvent or has gone out of business). The scheme is divided into five sub-schemes of deposits, investments, insurance mediation, insurance business (life and general) and home finance, reflecting the different kinds of business undertaken by authorised firms. The scheme is funded by contributions from industry participants referable to the particular sub-schemes so as to minimise cross-subsidy between authorised persons whose businesses are not similar. The recent defaults by a number of deposit-takers have led to a large payout by the FSCS, which have been funded mainly by loans from the Bank of England and HM Treasury to the FSCS. The interest costs on the loans will be funded out of the deposits sub-scheme alone. However, the repayment of the loans is likely to be funded to an extent by the ‘general pool’ with such payments commencing 2011/12. The ‘general pool’ is in part funded by levies on the Insurance sub-scheme in which Prudential sits.

The FSA has committed to start a comprehensive review of the FSCS funding model and intends to consult with firms and other relevant industry bodies in 2010/2011.

Regulation of insurance business

Effecting and carrying out contracts of insurance as principal are regulated activities for the purposes of the FSMA 2000, and the carrying on of such regulated activities is referred to as insurance business. Some of Prudential’s subsidiaries, including PAC, Prudential Annuities Limited, Prudential Retirement Income Limited, Prudential Pensions Limited, Prudential Holborn Life Limited and Prudential (AN) Limited carry on insurance business in the United Kingdom with the permission of the FSA and are regulated by the FSA under the FSMA 2000.

Conduct of business requirements for insurance business

The Conduct of Business rules issued by the FSA apply differing requirements to the sale of general and long-term insurance contracts, as well as applying certain requirements to transactions in other designated investments. Authorised firms which advise and sell to private customers packaged products such as life insurance policies are subject to detailed conduct of business obligations relating to product disclosure, assessment of suitability, the range and scope of the advice which the firm provides, and fee and remuneration arrangements.

The FSA launched a Retail Distribution Review (the “RDR”) in 2006 with the specific aim of improving the retail investment market. In June 2009 the FSA published a consultation paper containing proposals for implementing the RDR with proposals seeking to: (i) improve the clarity with which firms describe their services to consumers; (ii) address the potential for adviser remuneration to distort consumer outcomes; and (iii) increase the professional standards of advisers. Detailed proposals for enhancing the professionalism of investment advisers under the RDR were published by the FSA in December 2009 and a further consultation paper in this area is expected to be published in the third quarter of 2010. In relation to the first two elements of the RDR, on 26 March 2010 the FSA published a policy statement presenting final rules. These rules include requiring firms to describe services as either “independent” or “restricted” and updating the FSA’s rules on what is expected of a firm that describes its advice as being independent. The FSA is also proceeding with proposals to introduce a system of “Adviser Charging”, which will involve all firms that give investment advice to retail clients setting their own charges. Once the rules come into effect, adviser firms will no longer be able to receive commissions set by product providers in return for recommending their products, but will have to operate their own charging tariffs in accordance with the FSA’s new rules. The proposals are expected to take effect at the end of 2012.

Capital requirements for insurers

The FSA’s rules which govern the prudential regulation of insurers are found in INSPRU, GENPRU and the Interim Prudential Sourcebook for Insurers (“IPRU (INS)”). Overall, the requirements of GENPRU are intended to align the capital adequacy requirements for insurance businesses more closely with those of banking and investment firms and building societies, for example, by addressing tiers of capital, rather than looking at net admissible assets. Solvency II, described further below, is the European Commission’s project to reform prudential regulation of insurers. A framework directive for the new regime was approved by the European Parliament on 22 April 2009, the final text was adopted by the European Council on 10 November 2009 and the planned implementation date for the regime is 31 October 2012.

The FSA’s rules now require an insurer to prepare and submit to the FSA its own assessment of its capital requirements, known as an individual capital assessment (“ICA”), based on the risks it faces. The FSA will use the ICA in order to form its own view of a firm’s capital requirements. If the FSA considers that the firm does not hold adequate capital resources, it will issue individual capital guidance (“ICG”) which it can impose as a requirement.

The rules also require that insurance companies maintain assets sufficient to meet the relevant capital requirement at all times in respect of both any long-term insurance and general insurance undertaken by the insurance company, the calculation of which requirement in any particular case being dependent on the type and amount of insurance business a company writes. The method of calculation of the capital requirement is set out in GENPRU and the level of an insurer’s capital resources is also determined in accordance with the rules set out in that Sourcebook. Failure to maintain the required capital resources requirement is one of the grounds on which wide powers of intervention conferred upon the FSA may be exercised.

Under the rules in GENPRU, an insurer must hold capital resources equal at least to the Minimum Capital Requirement (the “MCR”). Insurers with with-profits liabilities of £500 million or more must hold capital equal to the higher of MCR and the Enhanced Capital Requirement (the “ECR”). The ECR is intended to provide a more risk responsive and “realistic” measure of a with-profits insurer’s capital requirements, whereas the MCR is broadly speaking equivalent to the previously required minimum margin under the IPRU (INS) and satisfies the minimum EU standards.

Determination of the ECR involves the comparison of two separate measurements of the firm’s financial resources requirements, which the FSA refers to as the “twin peaks” approach. The term twin peaks is meant to reflect the fact that capital is determined by reference to the higher of the two bases for calculating liabilities (regulatory or realistic). The regulatory basis reflects strict contractual liabilities whereas the realistic one includes more discretionary but expected benefits, including those required to treat customers fairly.

Long-term business assets and liabilities — those assets and liabilities relating to, broadly, life and health insurance policies — must be segregated from the assets and liabilities attributable to non-life insurance business or to shareholders. Separate accounting and other records must be maintained and a separate fund must be established to hold all receipts of long-term business.

The extent to which long-term fund assets may be used for purposes other than long-term business is restricted by the rules in INSPRU. Only the “established surplus”—the excess of assets over liabilities in the long-term fund, as determined by an actuarial investigation — may be transferred so as to be available for other purposes. Restrictions also apply to the payment of dividends by the insurance company, as described below. The rules in INSPRU require, in addition to the capital requirements referred to above, the maintenance of sufficient assets in the separate long-term insurance fund to cover the actuarially determined value of the insurance liabilities.

Actuarial functions

The rules in the FSA’s Supervision Manual require that every insurance company that carries on long-term business must appoint one or more actuaries to perform the “actuarial function” in respect of all classes of its long-term insurance business and, if it has any with-profits business, the “with-profits actuary function” in respect of all classes of that with-profits business.

The actuary performing the “actuarial function” must prepare at least annually, a report for the company’s directors quantifying the company’s long-term liabilities attributable to the insurance company’s long-term insurance business, determining the value of any excess over those liabilities of the assets representing the long-term insurance fund and, where any rights of long-term policyholders to participate in profits relate to particular parts of such a fund, a valuation of any excess of assets over liabilities in respect of each of those parts.

The actuary performing the “with-profits actuary function” must advise the firm’s management, at the level of seniority that is reasonably appropriate, on key aspects of the discretion to be exercised affecting those classes of the with-profits business of the firm in respect of which he has been appointed. He must also, at least once a year report to the firm’s governing body on key aspects (including those aspects of the firm’s application of its Principles and Practices of Financial Management (“PPFM”) on which the advice described has been given) of the discretion exercised in respect of the period covered by his report affecting those classes of with-profits business of the firm.

All firms that carry out with-profits business are required to publish the PPFM that are applied in the management of their with-profits funds.

Distribution of profits and with-profits business

The Interim Prudential Sourcebook for Insurers provides that, once an allocation of surplus in a with-profits fund has been made to policyholders, no transfer of assets representing any part of a subsequent surplus can be made, to shareholders or otherwise, unless either the “relevant minimum” (as defined in the Interim Prudential Sourcebook for Insurers) of the surplus has been allocated to policyholders or a statutory notification procedure has been followed. Calculation of the relevant minimum is based upon the percentage of the relevant surplus previously allocated to eligible policyholders.

There has been considerable public debate about the rights and legitimate expectations of with-profits policyholders to assets forming part of an insurance company’s surplus, particularly where such assets do not derive from the payment of current policyholders’ premiums but are rather “inherited” from previous generations of policyholders or from other entities. In 2008, the Treasury Select Committee of the House of Commons conducted an inquiry into the inherited estate held by life assurance companies, one of the recommendations of which was that the FSA consult on a redesign of the regulatory system for with-profits funds.

The FSA confirmed in July 2009 that proprietary life insurance companies will not be able to meet future compensation and redress payments from their with-profits funds. Following two previous consultations, the FSA confirmed a rule change meaning that liabilities arising from operational failures (including mis-selling) after the rule came into effect from 31 July 2009 should be met by shareholder funds rather than policyholder funds. Under FSA rules prior to 31 July 2009, compensation and redress could be paid from assets attributable to shareholders or from the inherited estate of a firm’s with-profits fund (if any).

Treating Customers Fairly and with-profits business

One of the areas of focus of the FSA’s TCF initiative has been with-profit business. The FSA has issued specific rules on this area in relation to with-profits policyholders, which address, among other things, the costs charged to a with-profits fund by the firm managing the fund; penalties and charges levied on policyholders who surrender their policies early, the need for funds to be managed with the objective of ensuring that maturity payouts fall within a target range set for the fund; and the provision of information to with-profits policyholders or potential policyholders in a format that they can more readily understand—through the introduction of “Consumer Friendly Principles and Practices of Financial Management” (“CFPPFMs”).

Reporting requirements

The main financial reporting rules for insurers are contained in the Interim Prudential Sourcebook for Insurers. Insurance companies must file a number of items with the FSA, including their audited annual accounts and balance sheets and life insurers annual reports from the actuary performing the actuarial function. Returns enumerating policy sales are submitted by firms, including insurance companies on a quarterly basis. Non-insurance companies must also file quarterly returns which include details of sales, numbers of advisers, tests of capital adequacy, balance sheets and profit and loss accounts.

Transfer of insurance business

Before any transfer of insurance business may take place, the FSMA 2000 requires a scheme of transfer to be prepared and approved by the High Court.

Winding-up rules

The general insolvency laws applicable to UK companies are modified in certain respects in relation to insurance companies. Since the introduction of the Financial Services and Markets Act 2000 (Administration Orders Relating to Insurers) Order 2002 (the “2002 Order”), now amended, insurance companies in the United Kingdom have been subject, with some modifications, to the administration regime contained in Part II of the Insolvency Act 1986.

Additionally, in the United Kingdom, all FSA authorised insurance companies, except for pure reinsurers, are subject to the Insurers (Reorganisation and Winding-up) Regulations 2004 (as amended).

These Regulations provide, among other things, that direct insurance claims will have priority over the claims of other unsecured creditors (with the exception of preferred creditors), including reinsurance creditors, on a winding-up by the court or a creditors’ voluntary winding-up of the insurance company. Furthermore, instead of making a winding-up order when an insurance company has been proved unable to pay its debts, a UK court may, under section 377 of the FSMA 2000, reduce the amount of one or more of the insurance company’s contracts on terms and subject to conditions (if any) which the court considers fit. Where an insurance company is in financial difficulties but not in liquidation, the FSCS may take measures for securing the transfer of all or part of the business to another insurance company.

Section 376 of the FSMA 2000 provides further insolvency protection to policyholders of insurance companies effecting or carrying out contracts of long-term insurance. Unless the court orders otherwise, a liquidator must carry on the insurer’s business so far as it consists of carrying out the insurer’s contracts of long-term insurance with a view to it being transferred as a going concern to a person who may lawfully carry out those contracts. In carrying on the business, the liquidator may agree to the variation of any contracts of insurance in existence when the winding-up order is made, but must not effect any new contracts of insurance.

EU Directives on groups

The Prudential Group is subject to the capital adequacy requirements of the Insurance Groups Directive (“IGD”) as implemented in the FSA rules. The IGD pertains to groups whose activities are primarily concentrated in the insurance sector, and has applied to the Prudential Group from December 2007, following the sale of Egg Banking during 2007. Prior to this, the Prudential Group was required to meet the requirements of the Financial Conglomerates Directive (“FCD”) as implemented in the FSA rules, as the Prudential Group was classified as an insurance conglomerate.

The Prudential Group’s move during 2007 from being treated as an insurance conglomerate to being treated as an insurance group under the FSA rules did not have a significant impact on the Prudential Group, as the FSA’s prudential requirements pertaining to insurance groups are very similar to those applying to insurance conglomerates.

As lead supervisor of the Prudential Group under the IGD, the FSA supervises the Prudential Group on a group basis in addition to supervising the UK insurance companies within the Prudential Group individually. This is referred to in the IGD as supplementary supervision and encompasses such matters as general supervision over intra-group transactions (including, inter alia, loans, guarantees and off-balance sheet transactions, investments, reinsurance, retrocession and cost sharing agreements), group risk management processes and internal control mechanisms, and reporting and accounting procedures. In accordance with the IGD, the FSA requires the calculation of group capital resources on a consolidated basis and requires that such group capital resources are equal to or in excess of the Prudential Group’s group capital resources requirement (each as calculated in accordance with INSPRU). As lead supervisor of the Prudential Group under the IGD, the FSA also plays a co-ordinating role amongst EU regulators under the IGD. Due to the geographically diverse nature of the Prudential Group’s operations, the application of these requirements to the Prudential Group is complex. In particular, for the purposes of calculating the group capital requirement and actual group capital resources under INSPRU, for many of the Asian operations, the assets, liabilities and capital requirements have to be recalculated based on FSA regulations as if the companies were directly subject to FSA regulation.

New EU solvency framework

The European Commission is continuing to develop a new prudential framework for insurance companies, ‘the Solvency II project’ that will update the existing life, non-life, re-insurance and insurance groups directives. The main aim of this framework is to ensure the financial stability of the insurance industry and protect policyholders through establishing solvency requirements better matched to the true risks of the business. Solvency II adopts a three-pillar approach to prudential regulation which is similar to the “Basel II” approach which has already been adopted in the banking sector in Europe. These pillars are quantitive requirements (Pillar 1); qualitative requirements (Pillar 2); and supervisory and reporting disclosure (Pillar 3).

Although the Solvency II directive has similarities to the current UK regime set out in GENPRU and INSPRU in terms of its risk-based approach to the calculation of capital resources requirements and use of capital tiering, there are also many differences both in terms of substance and terminology.

A key aspect of Solvency II is the focus on a supervisory review at the level of the individual legal entity. Insurers will be encouraged to improve their risk management processes and will be allowed to make use of internal economic capital models to calculate capital requirements if approved by the FSA. In addition, Solvency II requires firms to develop and embed an effective risk management system as a fundamental part of running the firm.

Solvency II is being developed in accordance with the Lamfalussy four-level process. The “Level 1” directive was formally approved by the European Parliament on 22 April 2009 and the final text was adopted by the European Council on 10 November 2009 and sets out a framework which will be supplemented by further and more detailed technical implementing measures at “Level 2”. At “Level 3” non-binding standards and guidance will be agreed between national supervisors and at “Level 4” the European Commission will monitor compliance by Member States and take enforcement action as necessary. Separately to Solvency II, proposed changes to the European supervisory architecture, which are yet to be finalised, are likely to mean that, in addition, binding technical standards will be produced at “Level 3”.

The European Commission expects to legally adopt Level 2 implementing measures by the end of 2011. The planned implementation date for the new regime is 31 October 2012.

Regulation of investment business

Certain of Prudential’s subsidiaries are authorised by the FSA to carry on investment business. These entities are subject to regulation and supervision by the FSA and must comply with the FSA Conduct of Business and Prudential Rules made under the FSMA 2000.

Conduct of business requirements for investment businesses and the Markets in Financial Instruments Directive (“MiFID”)

MiFID, unlike its predecessor legislation, the Investment Services Directive, sets out detailed and specific requirements in relation to organisational and conduct of business matters for investment firms and regulated markets. In particular, MiFID and its implementing measures make specific provision in relation to, among other things, organisational requirements, outsourcing, client categorisation, conflicts of interest, best execution, client order handling and suitability and appropriateness, and investment research and financial analysis, pre- and post-trade transparency obligations and transaction reporting and make substantial changes to the responsibility for the supervision of cross-border investment services provided by firms in exercise of their single market passport rights.

Capital requirements for investment businesses

The FSA’s capital requirements for investment businesses are also contained in the Prudential Standards section of its Handbook, primarily in GENPRU and BIPRU. These rules implement the requirements of European Union legislation relating to the prudential supervision of investment firms, including the Capital Adequacy Directive (Directive 93/6/EEC), as re-cast by the Capital Requirements Directive (Directive 2006/49/EC).

Liquidity requirements for investment businesses

In October 2009 the FSA published its final rules on the liquidity requirements expected of BIPRU firms, which are designed to enhance firms’ liquidity risk management practices. The qualitative aspects of the new rules, which affect the systems and controls that firms are required to have in place to deal with liquidity risk, came into force on 1 December 2009. The quantitative aspects of the new rules are subject to staggered implementation. The rules require changes to firms’ business models and include an updated quantitative regime (in the form of Individual Liquidity Adequacy Standards (ILAS)) coupled with a narrow definition of liquid assets, enhanced systems and control requirements and more frequent reporting requirements.

Alternative Investment Fund Managers Directive (AIFMD)

The European Commission has published a draft Alternative Investment Fund Managers Directive designed to regulate private equity and hedge funds. As currently drafted, the Directive may have significant consequences for funds which are not a “UCITS”. This could, in turn, materially increase compliance and regulatory costs for certain funds.

The Directive is subject to consultation and potential revision and redrafting, so the final text remains uncertain and it is not expected to come into effect until 2011.

US Supervision of M&G Investment Management

One of the Prudential’s UK subsidiaries, M&G Investment Management Limited, is also regulated by the United States’ Securities and Exchange Commission (the “SEC”) so that it can act as investment adviser to a number of US mutual funds.

FSA Supervision Arrangements for the Enlarged Group

Prudential has agreed arrangements with the FSA for the future supervision of the Enlarged Group. These arrangements are designed to meet the objective that the Enlarged Group has adequate capital and appropriate systems and controls judged against the Enlarged Group’s business model and the risks associated with that business model. The arrangements reflect the FSA’s intention to maintain a programme of pro-active supervisory engagement and dialogue with the management and control functions of the Enlarged Group. This will include periodic meetings between the FSA and senior management of the Enlarged Group and the regular delivery to the FSA of certain high level management information on the Enlarged Group’s financial performance and on other matters, such as the Enlarged Group’s capital and liquidity positions and risk management issues. After completion of the Acquisition the FSA will continue to act as lead supervisor of the Prudential Group and to exercise the supplementary group supervision under the IGD to which the Prudential Group is and will continue to be subject (see under “EU Directives on groups” above). The FSA will also undertake an enhanced level of consolidated supervisory oversight of the Enlarged Group and specifically of the combined Prudential Corporation Asia and the AIA Group. This will include additional visits to the operations of the Enlarged Group in Asia, additional information on those operations being provided to the FSA and detailed reviews of the Enlarged Group’s governance, risk management and systems and controls in Asia. The FSA expects to have more frequent dialogue with Asian regulators on a bilateral basis. The FSA will also work closely with the Hong Kong OCI and other Asian regulators in the supervision of the Enlarged Group.

In addition, Prudential has agreed further supervisory arrangements with the FSA relating to the Enlarged Group’s UK regulated firms. These will involve: (i) the appointment of at least two independent non-executive directors to the board of PAC; (ii) the transfer of the business of PAC’s branch in Hong Kong to one or more non-UK Hong Kong regulated insurance companies in the Enlarged Group, subject to the agreement of the FSA and the Hong Kong OCI, including as to the terms of the split of the inherited estate, and to the completion of the Hong Kong court process by which this “domestication” of PAC’s branch in Hong Kong will be achieved; (iii) a requirement that prior agreement is obtained from the FSA before PAC provides liquidity support to other members of the Enlarged Group; and (iv) regular monitoring and reporting to the FSA of actual and potential intra-group exposures of the UK regulated firms in the Enlarged Group. The FSA has also indicated that in the future it will be less likely to allow the UK regulated firms in the Prudential Group to take credit in their solo capital assessments for contingent capital support from elsewhere in the Prudential Group than is currently the case.

Prudential has agreed with the FSA that, in view of the risks associated with current market circumstances and the potential risks associated with the Acquisition, at, and for some time after, completion of the Acquisition it would be appropriate for Prudential to hold an enhanced level of capital. Prudential agreed that it would have, or would have a committed source of additional capital that would provide it with, group capital resources equal to not less than

150% of its group capital resources requirement (each as calculated according to the FSA’s rules in INSPRU) after making allowance for certain stressed circumstances having occurred. The arrangements for financing the Acquisition (the Rights Issue, the issue of New Prudential Shares, Mandatory Convertible Notes and Tier 1 Notes to AIA Aurora and the subordinated debt issued pursuant to the Bond Offerings or drawn under the Hybrid Capital Facility or subscribed for by AIA Aurora under the Subordinated Note Commitment Letter) and the contingent subordinated debt financing facility described in section 5 of Part VI of this prospectus (Information about the Enlarged Group) are designed to ensure that this requirement is met.

C.	US AND BERMUDAN SUPERVISION AND REGULATION

1.	US regulation

Overview

The Prudential Group conducts its US insurance activities through Jackson, a stock life insurance company licensed to transact its insurance business in, and subject to regulation and supervision by, the District of Columbia, the Cayman Islands and 49 of the 50 states. Jackson operates a subsidiary, Jackson National Life Insurance Company of New York, in the state of New York. The extent of such regulation varies, but most jurisdictions have laws and regulations governing the financial aspects of insurance companies, including standards of solvency, reserves, reinsurance and capital adequacy and the business conduct of insurance companies. In addition, statutes and regulations usually require the licensing of insurers and their agents and the approval of policy forms and related materials. These statutes and regulations in a US insurance company’s state of domicile (Michigan in the case of Jackson) also regulate the investment activities of insurers.

Insurance regulatory authorities in the jurisdictions in which Jackson does business require it to file detailed quarterly and annual financial statements, and these authorities have the right to examine its operations and accounts. In addition, Jackson is generally subject to federal and state laws and regulations that affect the conduct of its business. New York and Michigan require their state insurance authorities to conduct an examination of an insurer under their jurisdiction at least once every five years. The New York insurance authorities completed a triennial examination of Jackson National Life of New York in 2010 for the examination period of 1 January 2006 through 31 December 2008. Michigan insurance authorities completed an examination of Jackson in 2010 for the period 1 January 2005 through 31 December 2008. Initial verbal feedback indicated that there were no material findings but the final examination reports have not yet been issued by either the Michigan or New York authorities.

Jackson’s ability to pay shareholder dividends is limited under Michigan insurance law. The Commissioner of the Michigan Office of Financial and Insurance Regulation (the “Michigan Insurance Commissioner”) may limit, or not permit, the payment of shareholder dividends if the Michigan Insurance Commissioner determines that an insurer’s surplus, as regards policyholders, is not reasonable in relation to its outstanding liabilities and is not adequate to meet its financial needs as required by Michigan insurance law. Jackson must report any shareholder dividends to the Michigan Insurance Commissioner before they can be paid. In the case of an extraordinary shareholder dividend or distribution, an insurer may not pay the dividend or distribution until 30 days after the Michigan Insurance Commissioner has received notice of the declaration and has not disapproved, or has approved, the payment within that period. For this purpose, an extraordinary dividend or distribution means any dividend or distribution of cash or other property where the fair market value, together with that of other dividends or distributions that an insurer made within the preceding twelve months, exceeds the greater of 10% of the insurer’s surplus, as regards policyholders as of 31 December of the immediately preceding year, or the net gain from operations of the insurer, not including realised capital gains, for the prior year. In 2007, 2008 and 2009, Jackson paid shareholder dividends of US$246.0 million, US$313.10 million, and US$250.0 million, respectively.

State regulators also require prior notice or regulatory approval of changes in control of an insurer or its holding company and of certain material transactions with affiliates. Under New York and Michigan insurance laws and regulations, no person, corporation or other entity may acquire control of an insurance company or a controlling interest in any parent company of an insurance company, unless that person, corporation or entity has obtained the prior approval of the regulator. For the purpose of each of New York and Michigan law, any person acquiring, directly or indirectly, 10% or more of the voting securities of an insurance company is presumed to have acquired “control” of the company. To obtain approval of any change in control, the proposed acquirer must file an application with the New York Superintendent of Insurance or the Michigan Insurance Commissioner, as appropriate. This application requires the proposed acquirer to disclose, among other information, its background, financial condition, the financial condition of its affiliates, the source and amount of funds by which it will effect the acquisition, the criteria used in determining the nature and amount of consideration to be paid for the acquisition, proposed changes in the management and operations of the insurance company and other related matters. The

Michigan Insurance Commissioner can grant an exemption from filing an application in an acquisition does not have the effect of changing or influencing control.

Guaranty associations and similar arrangements

Each of the 50 states of the United States, the District of Columbia and the Commonwealth of Puerto Rico has laws requiring insurance companies doing business within their jurisdictions to participate in various types of guaranty associations or other similar arrangements. These associations and arrangements provide certain levels of protection to policyholders from losses under insurance policies issued by insurance companies that become impaired or insolvent. Typically, these associations levy assessments, up to prescribed limits, on member insurers on a basis that is related to the member insurer’s proportionate share of the business in the relevant jurisdiction of all member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Some jurisdictions permit member insurers to recover assessments that they paid through full or partial premium tax offsets, usually over a period of years. The Prudential Group estimated its reserve for future guarantee fund assessments for Jackson to be £18.1 million (US$26.0 million) at 31 December 2008. The Prudential Group estimated its reserve for future guarantee fund assessments for Jackson to be £15.4 million (US$24.9 million) as at 31 December 2009. The Prudential Group believes this reserve to be adequate for all anticipated payments for known insolvencies.

Asset valuation reserve

State regulators generally require that insurers establish an asset valuation reserve that consists of two components: a “default component” to provide for future credit-related losses on fixed income investments and an “equity component” to provide for losses on all types of equity investments. The asset valuation reserve establishes statutory reserves for fixed maturity securities, equity securities, mortgage loans, real estate and other invested assets. The reserve is designed to provide for a normalised level of future losses based on the credit rating of each individual investment. The level of reserves is based on both the type of investment and its rating. Contributions to the reserve may result in a slower growth in surplus or a reduction in Jackson’s unassigned surplus, which, in turn, may reduce funds available for shareholder distributions. The extent of the impact of the asset valuation reserve on Jackson’s statutory surplus depends in part on the future composition of the investment portfolio.

Interest maintenance reserve

State regulators generally require that insurers establish an interest maintenance reserve to defer non-credit-related realised capital gains and losses, net of taxes, on fixed income investments (primarily bonds and mortgage loans) which are amortised into net income over the estimated remaining periods to maturity of the investments sold and to defer material gains or losses, net of taxes, resulting from market value adjustments on policies and contracts backed by assets carried at book value. The extent of the impact of the interest maintenance reserve on earnings and surplus depends on the amount of future interest rate-related realised capital gains and losses on fixed maturity investments and deferred gains or losses resulting from market value adjustments on policies and contracts backed by assets that are valued at book value.

The National Association of Insurance Commissioners ratios

On the basis of statutory financial statements that insurers file with state insurance regulators, the National Association of Insurance Commissioners annually calculates 12 financial ratios to assist state regulators in monitoring the financial condition of insurance companies. A usual range of results for each ratio is used as a benchmark and departure from the usual range on four or more of the ratios can lead to inquiries from individual state insurance departments. In 2009, all of Jackson’s ratios fell within the usual range. In 2008, Jackson had one ratio fall outside the usual range for which there were no regulatory consequences.

Policy and contract reserve sufficiency analysis

State insurance laws require life insurance companies to conduct annually an analysis of the sufficiency of its life and annuity reserves. A qualified actuary must submit an opinion that states that the reserves, when considered in the light of the assets that an insurance company holds with respect to such reserves, make good and sufficient provision for the associated contractual obligations and related expenses of the insurance company. If a qualified actuary cannot provide such an opinion, then the insurance company must set up additional reserves by moving funds from surplus. The 2009 opinion has been submitted to the Michigan Office of Financial and Insurance Regulation without any qualifications.

Jackson’s capital and surplus

Michigan insurance law requires Jackson, as a domestic stock life insurance company, to maintain at least US$7,500,000 in unimpaired capital and surplus. In addition, insurance companies are required to have sufficient capital and surplus to be safe, reliable and entitled to public confidence. As a licensed insurer in the District of Columbia and every state but New York, where it operates through a subsidiary, Jackson is subject to the supervision of the regulators of each jurisdiction. In connection with the continual licensing of Jackson, regulators have discretionary authority to limit or prohibit the new issuance of business to policyholders when, in their judgement, the regulators determine that such insurer is not maintaining minimum surplus or capital or if the further transaction of business will be hazardous to policyholders. Jackson has received approval from the Michigan Office of Financial and Insurance Regulation regarding the use of a permitted accounting practice. This permitted practice allows Jackson to carry interest rate swaps at book value as if statutory hedge accounting were in place instead of at fair value as would have been otherwise required. The permitted practice is effective 31 December 2009 and expires 1 October 2010, unless extended by the Michigan Insurance Commissioner. The effects of this permitted practice may not be considered by the company when determining the surplus available for dividends, nor the nature of dividends as ordinary or extraordinary.

Risk-based capital

The National Association of Insurance Commissioners has developed risk-based capital standards for life insurance companies as well as a model act for state legislatures to enact. The model act requires that life insurance companies report on a formula-based, risk-based capital standard that they calculate by applying factors to various asset, premium and reserve items. The formula takes into account the risk characteristics of a company, including asset risk, insurance risk, interest rate risk and business risk. The National Association of Insurance Commissioners designed the formula as an early warning tool to identify potentially inadequately capitalised companies for purposes of initiating regulatory action. The National Association of Insurance Commissioners intended the formula as a regulatory tool only and did not intend it as a means to rank insurers generally. The model act imposes broad confidentiality requirements on those engaged in the insurance business (including insurers, agents, brokers and others) and on state insurance departments as to the use and publication of risk-based capital data.

Any state adopting the model act gives the state insurance commissioner explicit regulatory authority to require various actions by, or take various actions against, insurance companies whose adjusted capital does not meet minimum risk-based capital standards. The Michigan Office of Financial and Insurance Regulation takes into account the National Association of Insurance Commissioners’ risk-based capital standards to determine compliance with Michigan insurance law.

At 31 December 2009, due in part to the permitted practice noted in “Jackson’s Capital and Surplus” above, Prudential’s total adjusted capital under the National Association of Insurance Commissioners’ definition substantially exceeded Michigan standards.

Regulation of investments

Jackson is subject to state laws and regulations that require diversification of its investment portfolio, limit the amount of investments in certain investment categories such as below investment grade fixed income securities, common stock, real estate and foreign securities and forbid certain other types of investments altogether. Jackson’s failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated by the Michigan Insurance Commissioner as non-admitted assets for purposes of measuring surplus and, in some instances, the Michigan Insurance Commissioner could require divestiture of non-qualifying investments.

USA Patriot Act

The USA Patriot Act, enacted in 2001, includes numerous provisions designed to fight international money laundering and to block terrorist access to the US financial system. The US Treasury Department has issued a number of regulations implementing the Patriot Act that apply certain of its requirements to financial institutions including broker dealers and insurance companies. Among other things, the regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing. Jackson and, to the extent applicable, certain of its affiliates, has established policies and procedures to ensure compliance with the Patriot Act’s provisions and the Treasury Department regulations.

Securities laws

Jackson, certain of its affiliates and certain policies and contracts that Jackson issues are subject to regulation under the federal securities laws administered by the US Securities and Exchange Commission (“the SEC”.)

The primary intent of these laws and regulations is to protect investors in the securities markets and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the conduct of business for failure to comply with such laws and regulations. Jackson may also be subject to similar laws and regulations in the states in which it provides investment advisory services, offers the products described above or conducts other securities-related activities.

Jackson National Asset Management, LLC (“JNAM”) is registered with the SEC as an investment adviser pursuant to the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”). JNAM is registered as a transfer agent pursuant to the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”). The investment companies (mutual funds) for which JNAM serves as an investment adviser are subject to SEC registration and regulation pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”). In addition, each variable annuity and variable life product sponsored by Jackson is subject to SEC registration and regulation pursuant to the Securities Act and the Investment Company Act, and applicable state insurance and securities laws. Each variable annuity and variable life product are organised as separate accounts that are unit investment trusts.

Curian Capital, LLC and Jackson Investment Management LLC are registered with the SEC pursuant to the Investment Advisers Act and are also registered or notice filed in all applicable states.

Curian Clearing, LLC is registered as a broker-dealer with the SEC pursuant to the Securities Exchange Act, and is registered as a broker-dealer in all applicable states. In addition, Curian Clearing, LLC is a member firm of the Financial Industry Regulatory Authority (the “FINRA”).

Jackson National Life Distributors, LLC is registered as a broker-dealer with the SEC pursuant to the Securities Exchange Act, and is registered as a broker-dealer in all applicable states. In addition, Jackson National Life Distributors, LLC is a member firm of the FINRA.

National Planning Holdings, Inc. (“NPH”) owns four retail broker dealers, being IFC Holdings, Inc. (doing business as INVEST Financial Corporation)(“IFC”), Investment Centers of America, Inc (“ICA”), National Planning Corporation (“NPC”) and SII Investments, Inc. (“SII”). These entities are registered as broker-dealers, investment advisers, and insurance agencies (or affiliated with insurance agencies), and are licensed and qualified to transact business pursuant to their respective registration on licensure with the SEC and state securities and insurance authorities, and membership with FINRA and the Municipal Securities Rulemaking Board. NPC, SII, and ICA are also members of the National Futures Association (“NFA”). Membership of the NFA is required for commodities and futures trading.

The Group also conducts certain of its US institutional investment management activities through PPM America, Inc., which is registered with the SEC as an investment adviser under the Investment Advisers Act. PPM America serves as the investment adviser to Jackson and as an adviser or sub-adviser to other US, UK and Asian entities affiliated with Prudential, other institutional clients such as CDOs or similar structured vehicles and private investment funds (in which PPM America affiliates such as Prudential UK entities and Jackson are generally investors), US mutual funds and other foreign-pooled investment vehicles primarily sponsored by affiliated entities, UK based unit trusts or OEICs, a SICAV and similar vehicles sponsored by affiliates, unaffiliated US and foreign institutional accounts, as well as a limited number of trusts of individuals and their family members. Currently, only a limited number of PPM America clients are unaffiliated or have underlying investors who are unaffiliated institutions, trusts or individuals. The US mutual funds for which PPM America serves as sub-adviser are subject to regulation under the Securities Act and the Investment Company Act, and other similar vehicles organised outside of the US may also be subject to regulation under applicable local law.

PPM America and certain of its subsidiaries are subject to various levels of regulation under the federal securities laws that the SEC administers as well as state securities laws. In connection with providing investment advisory services to certain of its clients, PPM America may also be subject to regulation under applicable foreign laws.

To the extent that PPM America or the NPH broker-dealers maintain accounts with assets of employee benefit plans subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), or the Internal Revenue Code, they may be subject to certain restrictions imposed by ERISA or the Internal Revenue Code. Such restrictions are summarised in “Employee Benefit Plan Compliance” in the Section below. The US Department of Labor (the “Department of Labor”) and the US Internal Revenue Service have interpretive and enforcement authority over the applicable provisions of ERISA and the Internal Revenue Code.

Employee benefit plan compliance

Jackson issues certain types of general account stable value products, such as GICs and funding agreements, to employee benefit plans and to investment vehicles that pool the investments of such plans. Many of these plans are retirement plans that are subject to the fiduciary standards of ERISA and that are tax-qualified under the Internal Revenue Code. As such, Jackson may be subject to certain restrictions imposed by ERISA and taxes imposed by the Internal Revenue Code. These restrictions include:

•	the requirement under ERISA that fiduciaries must perform their duties solely in the interests of ERISA plan participants and beneficiaries,

•	the requirements under ERISA that fiduciaries may not engage in “conflict of interest” transactions, and

•	the requirements under ERISA that a fiduciary may not cause a covered plan to engage in certain “prohibited transactions” with certain persons who provide services to the plan or are affiliated with the plan sponsor or a plan service provider.

In general, the Internal Revenue Code imposes taxes on persons involved in certain of the transactions described above.

The Department of Labor and the Internal Revenue Service have interpretive and enforcement authority over the applicable provisions of ERISA and the Internal Revenue Code.

In the instance where an insurer issues a guaranteed benefit policy to a plan, ERISA provides that the insurer need not become a fiduciary with respect to the plan solely as a result of the issuance of the policy. Under Section 401 of ERISA, a guaranteed benefit policy means an insurance policy to the extent such policy provides for benefits the amount of which the insurer guarantees.

In 1993, in John Hancock Mutual Life Insurance Company v. Harris Trust & Savings Bank, the US Supreme Court held that a portion of the funds held under a certain type of general account annuity contract did not constitute a “guaranteed benefit policy” within the meaning of ERISA, a holding which potentially exposes insurers with similar types of contracts to the application of ERISA’s fiduciary and prohibited transaction provisions in connection with the management of assets in their general accounts.

Although no assurances can be given, Jackson believes that none of its contracts is of the type to which the holding in Harris Trust would be applicable. Moreover, the Department of Labor has issued PTE 95-60, which generally exempts external, unaffiliated investment transactions from ERISA’s prohibited transaction provisions. If the Harris Trust holding is applied to its contracts, Jackson would be subject to ERISA’s fiduciary and prohibited transaction provisions described above.

Financial services regulatory and legislative issues

Proposals to change the laws and regulations governing the financial services industry are frequently introduced in the US Congress, in the state legislatures and before the various regulatory agencies. The likelihood and timing of any proposals or legislation, and the impact they might have on Jackson, its subsidiaries, or other Prudential subsidiaries doing business in the US, cannot be determined at this time.

State legislatures and/or state insurance regulatory authorities frequently enact laws and/or regulations that significantly affect insurers supervised by such authorities. Although the US federal government does not directly regulate the insurance business, federal initiatives may also have an impact on the insurance industry.

Within the US government, the US Senate continues work to achieve a bipartisan financial regulatory reform bill. Senator Christopher Dodd, Chairman of the Senate Banking Committee presented his financial reform proposal entitled “Restoring American Financial Stability Act of 2010” on 15 March 2010, and the bill was passed out of the Senate Banking Committee on 22 March 2010, Negotiations among Senate members continue, and substantial amendment of the proposal is expected, but the current view is that the proposal will pass sometime between May and August 2010.

The proposal creates a “Financial Stability Oversight Council” that will identify large, interconnected bank holding companies or non-bank financial companies, including insurers and their holding companies, whose distress or failure could threaten the financial stability of the US. Such firms would be subject to a higher degree of regulatory scrutiny. The proposal also creates an “Orderly Liquidation Fund” and, while large insurers with consolidated assets exceeding $50 billion could be required to pay into the fund, all insolvent insurers would be rehabilitated or liquidated under State law. There is a possibility that the legislation will be amended so that insurers are exempted from paying the fund assessments. The proposal also creates an “Office of National Insurance” whose primary responsibility will be to serve as a federal public policy resource on insurance issues, and represent the US on international insurance matters. This provision is not expected to be substantially amended.

Many Democrats support the Obama Administration’s proposal for an independent Consumer Financial Protection Agency, but several Republicans strongly oppose this idea and have suggested housing a new consumer protection entity within the Federal Reserve or the Federal Deposit Insurance Corporation. The Senate Banking Committee Chairman’s tentative embrace of housing this entity within the Federal Reserve met with particularly sharp criticism from several Senate Banking Committee Democrats. These Senators, along with the House Financial Services Committee Chairman, objected to giving additional consumer responsibility to the Federal Reserve.

The US President has in the past proposed to increase the taxes levied against the insurance industry to increase the federal budget revenues. In February 2009, President Obama proposed a 2.9% tax on so-called unearned income from certain investments, including annuities. The industry has been very successful in resisting these proposals on the grounds that an increase in taxes on insurance companies or insurance policies would have a negative affect on US citizens saving for their retirement. The insurance industry is very vigilant in monitoring these proposals and taking action to oppose them, as well as to support proposals that would provide more favourable tax treatment for certain annuity products.

A coalition of national insurance and banking organisations has supported the introduction of US federal legislation that would allow insurance companies to obtain a federal charter as a regulatory alternative to a state charter. A coalition of insurers has been formed that is opposed to the so-called optional federal charter. Prudential cannot predict whether any federal charter or any other federal (or state) legislative initiative to change the nature or scope of the regulation of the insurance industry will be enacted into law.

Federal and state regulators have focused on the mutual fund and variable annuity and insurance product industries including the broker-dealer system. As a result of publicity relating to widespread perceptions of industry abuses, including fraudulent and anti-competitive practices among insurance brokers and mutual funds, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms. It is difficult to predict at this time whether changes resulting from industry investigations and/or new laws and regulations will affect the Group’s insurance or investment management businesses, and, if so, to what degree.

Federal regulators have determined that fixed indexed annuities, previously regulated by the states, should instead be regulated at the federal level. In early 2009, the SEC issued a release adopting a new rule (151A) that will bring fixed-indexed annuities under the jurisdiction of the federal regulatory system. This rule will apply prospectively to annuities that are issued on or after 12 January 2011. Subsequent to adoption, Rule 151A became the subject of litigation. In late 2009, the US Court of Appeals for the D.C. Circuit ordered the litigants (the SEC and Old Mutual US, et al) to submit briefs on the appropriate remedy for the SEC’s failure to consider the rule’s effect on efficiency and competition when promulgating the rule. Old Mutual argued that the rule should be vacated or stayed. The SEC disagreed but offered a two-year stay of the rule. In early 2010, the court directed Old Mutual to file an additional brief addressing the SEC’s proposal to defer the effective date of Rule 151A for 2 years if and from the time the rule is reissued. Practically speaking, the SEC’s offer to stay the rule, if implemented, will likely move the effective date of the rule from 12 January 2011 to mid-2012 or late 2012. The court is currently considering the supplemental briefs. Jackson is well positioned to operate under this change of regulatory structure.

2.	Bermudan regulation

Overview

AIA-B is regulated in respect of its insurance business in Bermuda by the BMA. The Insurance Act 1978 and related regulations (the “Insurance Act of Bermuda”) govern the conduct of insurance business in or from within Bermuda and provide for a system of registration for insurers administered by the BMA. The Insurance Act of Bermuda also grants to the BMA powers to supervise, investigate and intervene in the affairs of insurance companies. The Insurance Act of Bermuda imposes, inter alia, solvency margins and liquidity ratios, as well as auditing and reporting requirements on Bermuda insurance companies.

AIA-B is registered in Bermuda as a Class 3 general business and long-term insurer under the Insurance Act of Bermuda and, as such, is licensed to conduct both general and long-term business, which includes life insurance business. AIA-B has held its Class 3 and long-term insurance licence since 1 January 1996. AIA-B is classified as a “section 24(6) composite” under the Insurance Act of Bermuda.

Regulation by the BMA under the Insurance Act of Bermuda

The Insurance Act of Bermuda requires all insurers to maintain certain minimum solvency margins and liquidity ratios and imposes auditing and reporting requirements on Bermuda insurance companies.

The Insurance Act of Bermuda gives the BMA broad powers to supervise, investigate and intervene in the affairs of an insurer. For example, if it appears to the BMA that the insurer is in breach of a provision of the Insurance Act of Bermuda or there is significant risk of that insurer becoming insolvent, then the BMA may give the insurer such directions (without limitation) as appear to it to be desirable for safeguarding the interests of clients and potential clients. In addition, if it appears to the BMA that the business of an insurer is being so conducted that there is a significant risk of the insurer becoming insolvent it may, if it considers it appropriate, direct the insurer to maintain in, or transfer to and keep in the custody of, a specified bank, assets of the insurer of such value and description as are specified in the direction.

Pursuant to the Insurance Act of Bermuda, the BMA may also, in respect of an insurance group, determine whether it is appropriate for it to be the group supervisor of that group. Before making such a determination, and where the insurance group is headed by a parent company which is not incorporated in Bermuda, the BMA will consider whether, for example, the insurance group is directed and managed from Bermuda. Where the BMA determines that group supervision is appropriate it may, on its own initiative or on the application of the insurance group, exclude from group supervision any company that is a member of an insurance group where it is satisfied, for example, that the inclusion of the company would be inappropriate with respect to the objectives of group supervision.

Where the BMA determines that group supervision is appropriate, the BMA will appoint a specified insurer that is a member of the insurance group to be the “designated insurer” in respect of that insurance group. The BMA has the following functions with regard to group supervision:

•	coordination of the gathering and dissemination of relevant or essential information for going concerns and emergency situations, including the dissemination of information which is of importance for the supervisory task of other competent authorities;

•	supervisory review and assessment of the financial situation of insurance groups;

•	assessment of compliance of insurance groups with the rules on solvency and of risk concentration and intra-group transactions as may be prescribed by or under the Insurance Act of Bermuda;

•	assessment of the system of governance of insurance groups, as may be prescribed by or under the Insurance Act of Bermuda, and whether the members of the administrative or management body of participating companies meet the requirements set out therein;

•	planning and coordination, through regular meetings held at least annually or by other appropriate means, of supervisory activities in going concerns as well as in emergency situations, in cooperation with the competent authorities concerned and taking into account the nature, scale and complexity of the risks inherent in the business of all companies that are part of insurance groups;

•	coordination of any enforcement action that may be taken against insurance groups or any of their members; and

•	planning and coordinating, as required, meetings of colleges of supervisors, to be chaired by the BMA where it acts as the group supervisor, to facilitate the exercise of the functions set out above.

In addition to the above broad powers of intervention with respect to an insurer and the function it has with respect to an insurance group’s supervision, the BMA also has the power to require the insurer or designated insured to provide the BMA with such information (including documents of the insurer) and reports (including unpublished reports) from an insurer as the BMA may reasonably require with respect to matters that are likely to be material to its functions under the Insurance Act of Bermuda in relation to the insurer or the insurance group, as the case may be.

The BMA may also appoint an inspector with powers to investigate the affairs of an insurer if it believes that an investigation is required in the interests of the insurer’s policyholders or persons who may become policyholders.

The BMA may cancel an insurer’s registration on grounds specified in the Insurance Act of Bermuda, including (i) the failure of that insurer to comply with its obligations under the Insurance Act of Bermuda, or (ii) the failure of that insurer to satisfy the minimum criteria required for registration as an insurer, as set out in the Schedule to the Insurance Act of Bermuda.

The BMA may present a petition for the winding-up of an insurer on various grounds, including: (i) it is unable to pay its debts, (within the meaning of Sections 161 and 162 of the Bermuda Companies Act 1981); (ii) it has failed to satisfy an obligation under the Insurance Act of Bermuda; or (iii) it has failed to produce or file statutory financial statements and the BMA is unable to ascertain its financial position.

Long-term business

In addition to the requirements imposed on AIA-B by virtue of its general business, the Insurance Act of Bermuda imposes conditions and restrictions on AIA-B by virtue of AIA-B carrying on long-term business. For example, pursuant to Part IV of the Bermuda Insurance Act 1978, AIA-B must maintain its accounts in respect of its long-term business separate from any accounts it has in respect of its general (i.e. other) business. Further, all receipts of AIA-B’s long-term business must be carried to, and form part of, a special fund with an appropriate name, referred to in the Insurance Act of Bermuda as the ‘long-term business fund’. Accordingly, AIA-B is required to maintain books of account and other records such that the assets of its long-term business fund and the liabilities of its long-term business can be readily identified at any time. No payment from AIA-B’s long-term business fund may be made, directly or indirectly, other than for a purpose of AIA-B’s long-term business; this is so notwithstanding any arrangement for its subsequent repayment out of receipts of business other than the long-term business, except in so far as such payment can be made out of any surplus certified by the AIA-B’s approved actuary to be available for distribution otherwise than to policyholders.

AIA-B is restricted from carrying on long-term business at any time if it does not have an actuary approved by the BMA at that time.

The Insurance Act of Bermuda imposes certain restrictions and conditions on the transfer of long-term business: any scheme under which the whole or any part of the long-term business of a long-term business insurer is to be transferred to another insurer shall be void unless it is made in accordance with section 25 of the Insurance Act of Bermuda and the Court has sanctioned the scheme thereunder.

The Insurance Act of Bermuda also imposes certain restrictions and conditions on the winding-up of an insurer that carries on long-term business. For example, a long-term business insurer may not be wound up voluntarily. In addition, section 36 of the Insurance Act of Bermuda applies in any winding-up of an insurer which immediately before the winding-up was carrying on or entitled to carry on long-term business. Section 36 provides that on any such winding-up:

(a)	the assets in the insurer’s long-term business fund shall be available only for meeting the liabilities of the insurer attributable to its long-term business; and

(b)	other assets of the insurer shall be available only for meeting the liabilities of the insurer attributable to its other business.

Where the value of the assets in paragraph (a) or (b) exceeds the amount of the liabilities mentioned in that paragraph, however, the restriction imposed does not apply to so much of those assets as represents the excess.

In addition, a liquidator must, unless the Supreme Court of Bermuda orders otherwise, carry on the long-term business of the insurer with a view to its being transferred as a going concern to another insurer, whether an existing insurer or an insurer formed for that purpose; and, in carrying on that business as aforesaid, the liquidator may agree to the variation of any contracts of insurance in existence when the winding-up order is made, but may not effect any new contracts of insurance. Where the insurance business or any part of the insurance business of an insurer has been transferred to an insurer under an arrangement in pursuance of which the first mentioned insurer (the subsidiary insurer) or the creditors thereof has or have claims against the insurer to which the transfer was made (the principal insurer), then, if the principal insurer is being wound up by or under the supervision of the Supreme Court of Bermuda, the Supreme Court must, subject to section 28 of the Insurance Act of Bermuda, order the subsidiary insurer to be wound up in conjunction with the principal insurer, and may by the same or any subsequent order appoint the same person to be liquidator for the two insurers, and make provision for such other matters as may seem to the Supreme Court of Bermuda to be necessary, with a view to the insurers being wound up as if they were one insurer.

Capital requirements

Class 3 insurers that are also licensed to carry on long-term business are required to maintain a fully paid up share capital of at least US$370,000. In addition, the Insurance Act of Bermuda provides that the statutory assets of an insurer must exceed its statutory liabilities by an amount greater than the prescribed minimum solvency margin.

With respect to its general business, an insurer is required to maintain a minimum solvency margin equal to the greatest of:

•	US$1,000,000;

•	20% of net premiums written, where the net premiums written do not exceed US$6,000,000; or, where the net premiums written do exceed US$6,000,000, US$1,200,000 plus 15% of net premiums written over US$6,000,000; and

•	15% of loss and loss expenses provisions, and other general business insurance reserves.

“net premiums written” means, in relation to a Class 3 insurer, the net amount, after deductions of any premiums ceded by the insurer for reinsurance, of the premiums written by the insurer in that year in respect of general business.

The minimum solvency margin requirement in respect of an insurer’s long-term business is US$250,000, i.e. a long-term business insurer’s assets must exceed its long-term statutory liabilities by not less than US$250,000.

As a section 24(6) composite, AIA-B is required to maintain the value of its relevant assets at not less than 100% of the amount of its relevant liabilities.

Relevant assets include cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on real estate, investment income due and accrued, accounts and premiums receivable, reinsurance balances receivable and any funds held in a ceding reinsurance arrangement (if applicable). There are certain categories of assets, which, unless specifically permitted by the BMA, do not qualify as relevant assets, such as unquoted equity securities, investments in and advances to affiliates, and real estate and collateral loans.

The relevant liabilities are the aggregate of the total general business insurance reserves and total other liabilities less deferred income tax sundry liabilities and letters of credit, guarantees and other instruments.

There is no minimum liquidity ratio in respect of an insurer’s long-term insurance business; however, and as stated above, an insurer that carries on long-term business must appoint an approved actuary who must provide an actuarial report annually.

Financial reporting requirements

All insurers are required to prepare and file with the BMA annual statutory financial statements and returns for each financial year in respect of their insurance business as stipulated in the Insurance Act of Bermuda, including a balance sheet, an income statement, a statement of capital and surplus, an independent auditor’s report, a declaration of statutory ratios and a certificate of solvency in the prescribed form. Composite insurers are also required to submit with their statutory financial returns an opinion from an approved loss reserve specialist in respect of their general business loss and loss expense provisions and an opinion from an approved actuary in respect of their outstanding liabilities on account of their long-term business. The loss reserve specialist will typically be a qualified casualty actuary and the appointed actuary will typically be a qualified life actuary. Both the loss reserve specialists and the appointed actuaries must be approved by the BMA.

AIA-B has been granted a Direction under section 56 of the Insurance Act of Bermuda by the BMA which exempts AIA-B from the financial reporting requirements of sections 15 to 18 of the Insurance Act of Bermuda, conditional upon AIA-B filing with the BMA, in each financial year, its Financial Statements and Returns filed with the Insurance Regulatory Authorities in Hong Kong, and a Certificate of Compliance of Good Standing obtained from the Insurance Regulatory Authorities in Hong Kong. The Direction was granted under section 56 with respect to AIA-B’s financial years ended 30 November 2007, 2008 and 2009. It is intended that AIA-B will re-apply in relation to the financial years ended 30 November 2010, 2011 and 2012.

Restrictions on dividends and distributions

An insurer is prohibited from declaring or paying any dividends during any financial year if it is, or by virtue of paying such dividends would be, in breach of its relevant minimum solvency margin or liquidity ratio. If an insurer has failed to meet its minimum solvency margin or minimum liquidity ratio (in relation to the insurer’s general business) on the last day of any financial year, it will be prohibited from declaring or paying any dividends during the next financial year without the approval of the BMA.

A Class 3 insurer also licensed to carry on long-term business is prohibited from reducing by 15% or more its total statutory capital as set out in its previous year’s financial statements without the approval of the BMA.

Shareholder controllers disclosure

The BMA requires any person who, directly or indirectly, is able to exercise a significant influence over the management of an insurer (or its parent) by virtue of: (a) holding shares in the insurer (or its parent); or (b) an entitlement to exercise, or control the exercise of, the voting power at any general meeting of the insurer or its parent on 10%, 20%, 33% and 50% of such shareholding or control, as the case may be, to notify the BMA within a prescribed timeframe (45 days) of becoming such a “shareholder controller”. In the event the BMA determines that the person is not “fit and proper” to be such a shareholder controller, the BMA may give notice objecting to such persons and require the holder to reduce its holding and direct, among other things, that voting rights attaching to those shares shall not be exercisable. A person that does not comply with such a notice or direction from the BMA will be guilty of an offence.

Undertakings given by American International Company Limited

Following the AIG Events, by a letter of undertaking dated 18 December 2008, American International Company Limited in its capacity as the licensed Insurance Manager of, amongst other entities, AIA-B, gave certain undertakings to the BMA. These include American International Company Limited undertaking:

1) to ensure that AIA-B would seek prior approval from the BMA before entering into transactions outside the normal course of business; and

2) to submit a daily basis report to the BMA on: (i) transfers of more than US$1,000,000 per transaction or an aggregate amount of greater than US$1,000,000 per day from AIA-B to another jurisdiction other than where the fund originated; (ii) transactions of greater than US$15,000,000 whether incoming or outgoing; (iii) all material issues having an impact threshold of equal to or greater than 10% of AIA-B’s total statutory capital and surplus.

The BMA has confirmed in writing that this undertaking will be released upon completion of the Acquisition.

PART XIII

OPERATING AND FINANCIAL REVIEW OF THE AIA GROUP

The following review should be read in conjunction with Part VIII (Information about the AIA Group) and Part XV  (Historical Financial Information for AIA Group).

Unless otherwise indicated, the financial data relating to the AIA Group in this Part XIII has been extracted without material adjustment from the historical financial information of the AIA Group as reported on by PricewaterhouseCoopers set out at Part XV (Historical Financial Information for AIA Group) of this prospectus or from AIA Group’s unaudited accounting records, operating systems and other information prepared by AIA or Prudential.

For the purposes of reading this Part of the prospectus, you should refer to the list of explanations in paragraph 15 of this Part XIII which contains explanations of certain terms used only in Part VIII (Information about the AIA Group) and this Part XIII of this prospectus. These terms and their meanings may not always correspond to standard industry meaning or usage of these terms.

1.	Business overview

The AIA Group is a leading life insurance organisation in the Asia Pacific region that traces its roots in the region back more than 90 years. It provides individuals and businesses with products and services for their evolving insurance, protection, savings, investments and retirement needs. As of 30 November 2009, the AIA Group (excluding AIA India, a joint venture in which the AIA Group has a 26% equity interest) had approximately 15,500 employees serving the holders of its approximately 21.3 million in-force policies and approximately 9 million participating members of its clients for group life, medical, credit life coverage and pension products. As of 30 November 2009, the AIA Group’s tied agency force consisted of approximately 162,720 agents (excluding those who serve AIA India). More recently, it has developed its other distribution channels, particularly bancassurance and direct marketing, to create a multi-channel distribution platform. The AIA Group derives substantially all of its premiums from its 15 geographical markets across the Asia Pacific region. Its individual local operating units are significant businesses in their own right, with Hong Kong, Singapore and Thailand each generating more than US$350 million of operating profit in FY 2009. At the same time, the AIA Group’s business is well diversified with no more than 25% of TWPI arising from any one geographical market in FY 2008 and FY 2009.

2.	Financial overview of the AIA Group’s business

The AIA Group had TWPI and operating profit before tax of US$11,632 million and US$1,835 million, respectively, in FY 2009, US$12,203 million and US$1,943 million, respectively, in FY 2008 and US$11,358 million and US$1,742 million, respectively, in FY 2007. Applying the average US dollar exchange rates for a particular financial year to results reported in local currency for the previous financial year, which the AIA Group refers to as “on a constant exchange rate basis”, the increase in TWPI from FY 2008 to FY 2009 was 1.1% and the increase in TWPI from FY 2007 to FY 2008 was 6.4%.

The AIA Group evaluates its financial results on a geographical market basis. Its business provides life insurance, health and protection insurance, and pension and annuity products to customers in each of its geographical markets. The AIA Group’s reporting segments are categorised as follows: (i) each Key Market; (ii) combined results for Other Markets; and (iii) Corporate and Other reporting segment. The Key Markets consist of the individual results of: Hong Kong (including Macau); Thailand; Singapore (including Brunei); Malaysia; China and Korea. The Other Markets segment consists of the combined results of: Australia, the Philippines, Indonesia, Vietnam, Taiwan and New Zealand, and the AIA Group’s interest in its joint venture in India. The Corporate and Other segment includes the AIA Group’s corporate functions, shared services and eliminations of intragroup transactions.

The AIA Group’s reporting segments had the following results:

	Year ended 30 November
	2007	2008	2009	2007	2008	2009
	TWPI			Operating profit/(loss)(1)
	(in US$ millions)

Hong Kong	2,845	2,916	2,861	408	590	698
Thailand	2,164	2,351	2,373	401	424	358
Singapore	1,514	1,641	1,524	348	333	356
Malaysia	667	727	707	123	123	150
China	806	934	1,018	122	85	89
Korea	2,178	2,268	1,759	269	281	81
Other Markets(2)	1,184	1,366	1,390	170	188	191
Corporate and Other	—	—	—	(99)	(81)	(88)

Total	11,358	12,203	11,632	1,742	1,943	1,835

(1)	Operating profit/(loss) is stated before the effect of tax.
(2)	The results of the AIA Group’s interest in its joint venture in India are reflected in the operating profit of the Other Markets reporting segment, but are not included in TWPI because the AIA Group accounts for this interest using the equity method.

3.	Major factors affecting the AIA Group’s financial condition and results of operations

The AIA Group’s financial condition and results of operations, as well as the comparability of its results of operations between periods, are affected by a number of factors, including: (i) economic conditions and demographic fundamentals in the Asia Pacific region; (ii) fluctuations in market interest rates and credit risk; (iii) fluctuations in equity markets; (iv) fluctuations in foreign exchange rates; (v) regulatory environment; (vi) customer sentiment and policyholder behaviour; (vii) claims experience; (viii) product mix and multi-channel distribution; and (ix) competition in its geographical markets.

Economic conditions and demographic fundamentals in the Asia Pacific region

The Asia Pacific region’s economic growth trends, household savings rates, demographic profiles and life insurance penetration rates are some of the key factors affecting the performance of the region’s life insurance industry. As the AIA Group operates in 15 geographical markets across the Asia Pacific region and provides a range of products to different customer segments in each market, its performance is less susceptible to adverse trends in any one geographical market. However, if the economic conditions in the Asia Pacific region deteriorate, or the impact on the AIA Group’s business is different from what it expects, its business may be materially and adversely affected.

Fluctuations in market interest rates and credit risk

The AIA Group is affected by fluctuations in market interest rates as a substantial portion of its investment portfolio is held in debt securities, in particular fixed income government securities. Movements in interest rates may affect the level and timing of recognition of gains and losses on debt securities and other investments held in its investment portfolio. A sustained period of lower interest rates would generally reduce the investment yield of the AIA Group’s investment portfolio over time as higher yielding investments mature or are redeemed and proceeds are reinvested in new investments with lower yields. However, declining interest rates would also increase realised and unrealised gains on its existing investments. Conversely, rising interest rates should, over time, increase its investment income, but may reduce the market value of its investment portfolio. The AIA Group’s holding of debt securities also exposes it to corporate, sovereign and other credit risk.

In addition, interest rate risk arises from the AIA Group’s insurance and investment contracts with guaranteed features. These contracts carry the risk that interest income from the financial assets backing the liabilities is insufficient to fund the guaranteed benefits payable as interest rates fall or fail to meet customer expectations for participating products. In periods of rapidly increasing interest rates, policy loans, surrenders and withdrawals may increase. These events may result in cash payments by the AIA Group requiring the sale of invested assets at a time of declining prices, which may result in realised losses.

Fluctuations in equity markets

Fluctuations in equity markets may affect the AIA Group’s investment returns and sales of AIA investment-linked products. Its exposure to equity markets is significantly less than its exposure to debt markets, with equity securities representing only 6.4% of the total carrying value of other policyholder and shareholder financial investments as of

30 November 2009. Other policyholder and shareholder investments form 17.9% of the total fair value of the AIA Group’s equity securities as of 30 November 2009. The investment risk in respect of investments held to back AIA investment-linked contracts is borne wholly by holders of AIA investment-linked contracts whereas the investment risk associated with investments held by participating funds is shared between policyholders and AIA’s shareholders.

Sales of AIA investment-linked products typically decrease in periods of protracted or steep declines in equity markets and increase in periods of rising equity markets. Customers may be reluctant to commit to new investment-linked savings products in times of uncertainty or market volatility, although some customers with regular premium paying policies may choose to maintain their payments of regular premiums as markets decline, following a strategy of dollar cost averaging. Policy loans, surrenders and withdrawals may increase at times of declining equity markets. Lower investment returns for AIA investment-linked contracts would also reduce the asset management and other fees earned by the AIA Group, certain of which are based on the account balance of these contracts.

Fluctuations in foreign exchange rates

The AIA Group’s business spans 15 geographical markets in the Asia Pacific region. As each of its operating units operates largely in its local currency, the AIA Group faces foreign exchange rate risk arising from the conversion of the functional currencies of its local operations to its reporting currency, the US dollar. In addition, this means that profits generated in local currencies by its operating units must be converted to US dollars at the exchange rate in effect on the date at which they are repatriated to AIA.

The AIA Group’s exposure to foreign exchange rate risk in each operating unit is partially mitigated because assets and liabilities in the local functional currency of each operating unit are usually matched. Premiums and deposits are largely received in the local functional currency, insurance and investment contract liabilities are largely determined in that currency and operating units typically invest in assets denominated in that currency to match insurance and investment contract liabilities. In addition, the AIA Group undertakes hedging activities to mitigate its foreign exchange exposure to certain operating units, in particular Thailand, Singapore and Korea.

On a local operating unit level, foreign exchange rate risk could arise from transactions denominated in currencies that are different from the functional currency of the operating unit. For example, despite a significant increase in annuity surrenders in Korea in the fourth quarter of FY 2008, the AIA Group chose to maintain its investment in a portfolio of US dollar denominated assets originally held to back the annuity business, thereby creating a temporary currency mismatch that resulted in an underlying currency exposure to US dollars in its Korean operating unit.

In addition, there have been significant fluctuations in the exchange rate between the Korean Won and US dollar between FY 2007 and FY 2009. The average exchange rate of Korean Won to US dollar depreciated from 929.37 in FY 2007 to 1,047.12 in FY 2008 and further depreciated to 1,287.00 in FY 2009 which has had an adverse impact on the AIA Group’s reported financial results.

Regulatory environment

The AIA Group is subject to the regulatory oversight of a number of financial services, insurance, securities and related regulators. These regulators have broad authority over its business, including its capital requirements, where it is authorised to operate and its ability to enter certain lines of business, expand its operations, offer new products, enter into distribution arrangements and declare dividends. These regulators oversee the AIA Group’s operations in each of the geographical markets in which it operates and, as a result of this broad and diverse oversight, it is occasionally subject to overlapping, conflicting and/or expanding regulation. The AIA Group’s efforts to comply with changes in regulations may lead to increased operating and administrative expenses. In addition, pursuant to the insurance laws, rules and regulations of the various geographical markets in which it operates, it is restricted to a specified range of investment activities. These restrictions may limit the AIA Group’s ability to diversify investment risks and improve returns on its investment portfolio, thereby affecting its results of operations. Furthermore, the AIA Group is subject to the tax regime of each geographical market in which it operates. If the tax regime, or the application of the tax regime to it, changes, its tax liabilities in each of these geographical markets could also materially change.

Customer sentiment and policyholder behaviour

As an insurer with a long-established track record, a significant portion of the AIA Group’s business is on a recurring premium basis, which has given it a recurring stream of renewal premiums over the track record period. However, customer sentiment and actual policyholder behaviour (such as policy take-up rates, premium holidays, lapses and surrenders) may differ from the AIA Group’s expectations due to factors that are outside of its control. In particular, AIA persistency varies over time and from one type of product to another. AIA persistency measures the proportion of customers who continue to maintain their policies with the AIA Group, which the AIA Group calculates by reference to the percentage of insurance policies remaining in-force from month to month, as measured by premiums. Factors that cause policy take-up, lapses and surrender rates to vary over time include changes in investment performance of the assets underlying the contract (in the case of AIA investment-linked contracts), changes in the rate of policyholder dividends declared relative to competitors, regulatory changes that make alternative products more attractive, customer perception of the insurance industry in general and the AIA Group in particular, and general economic conditions in each of its Key Markets. These factors can cause its results of operations and the value of its business to fluctuate from year to year.

For example, the decline in Asian and global equity markets in the second half of 2008 resulted in lower demand for AIA investment-linked contracts, while demand for protection-based contracts increased in some of its Key Markets. Customers may also perceive particular value in AIA investment-linked contracts with guaranteed features at times of low market interest rates and thus lapses may be less than expected.

Claims experience

The AIA Group’s results are affected by its claims experience, which may vary from the assumptions that the AIA Group makes both when it designs and prices its products and when it calculates its insurance contract liabilities. Claims experience varies over time and from one type of product to another, and may be impacted by specific events and changes in macroeconomic conditions, population demographics, mortality, morbidity and other factors.

Product mix and multi-channel distribution

The AIA Group designs and distributes a broad range of insurance products. The performance of its businesses, and the revenue it generates, are affected by its ability to deliver the most suitable products to targeted customer segments through multiple distribution channels in each of its key markets on a timely basis. Its ability to expand and build alternative distribution channels, including bancassurance, direct marketing and IFA/brokerage channels, may affect the performance of its businesses.

Competition in the AIA Group’s geographical markets

Competition may negatively affect the AIA Group’s business and future business prospects by reducing its market share in the geographical markets in which it operates, decreasing its margins and spreads, increasing policy acquisition costs and operating expenses and reducing the growth of its customer base. The AIA Group’s competitors include insurance companies, mutual fund companies, banks and investment management firms.

Revenues, expenses and profitability

The AIA Group derives revenues primarily from:

•	insurance premiums from the sale of life insurance policies and annuity contracts, as well as health and protection insurance products;

•	policy fees for AIA investment-linked products; and

•	investment returns from its investment portfolio.

The AIA Group’s expenses consist primarily of:

•	the change in insurance and investment contract liabilities;

•	insurance and investment benefits, and claims paid to policyholders;

•	commission and other acquisition expenses;

•	operating expenses, including employee salaries and benefits, information technology, advertising, marketing, training, rental, depreciation and amortisation;

•	investment management expenses and finance costs; and

•	restructuring and separation costs.

The AIA Group’s profitability depends mainly on its ability to: (i) attract new customers; (ii) retain existing customers; (iii) price and manage risk on insurance products; (iv) manage its investment portfolio; and (v) control its expenses. Specific drivers of its profitability include:

•	its ability to design and distribute products and services that meet market needs and are delivered on a timely basis;

•	its ability to manage AIA persistency. Maintaining a high level of AIA persistency is important to the AIA Group’s financial results, as a large block of in-force policies provides it with recurring revenues in the form of renewal premiums. In addition, its ability to convert first year premiums into renewal premiums — thereby increasing the number of in-force policies — is an important factor affecting the AIA Group’s financial condition and results of operations, as well as the long-term growth of its revenues and profitability;

•	its ability to price its insurance products at a level that enables it to earn a margin over the cost of providing benefits and the expense of acquiring new policies and administering those products. The adequacy of the AIA Group’s product pricing is, in turn, primarily a function of:

•	its mortality and morbidity experience on individual and group insurance;

•	the adequacy of its methodology for underwriting insurance policies and establishing reserves for future policyholder benefits and claims; and

•	the extent to which its actual expenses and investment performance meet assumptions;

•	its ability to actively manage its investment portfolio to earn an acceptable return while managing liquidity, credit and duration risks in its asset and policy portfolios through asset liability management; and

•	its ability to control expenses in order to maintain the target margins for its insurance products.

4.	Accounting policies

4.1	Critical accounting policies

The preparation of historical financial information of the AIA Group requires selection of accounting policies and making estimates and assumptions that affect items reported in the consolidated income statement, consolidated statement of financial position, other primary statements and notes to the consolidated financial information. Critical accounting policies are considered to be those where a diverse range of accounting treatments is permitted by IFRS as adopted by the EU and significant judgements and estimates are required.

Product classification

IFRS 4, Insurance Contracts, requires contracts written by insurers to be classified either as insurance contracts or investment contracts, depending on the level of insurance risk. Insurance contracts are those contracts that transfer significant insurance risk, while investment contracts are those contracts without significant insurance risk. Some insurance and investment contracts, referred to as participating business, have discretionary participation features, which may entitle the customer to receive, as a supplement to guaranteed benefits, additional non-guaranteed benefits, such as policyholder dividends or bonuses. The AIA Group applies the same accounting policies for the recognition and measurement of obligations arising from investment contracts with AIA discretionary participation features (“AIA DPF”) as it does for insurance contracts.

Accordingly, the AIA Group performs a product classification exercise covering its portfolio of contracts to determine the classification of contracts to these categories. Product classification requires the exercise of significant judgement to determine whether there is a scenario (other than those lacking commercial substance) in which an insured event would require the AIA Group to pay significant additional benefits to its customers. In the event the AIA Group has to pay significant additional benefits to its customers, the contract is accounted for as an insurance contract. For investment contracts that do not contain AIA DPF, IAS 39, Financial Instruments: Measurement and Recognition, and, if the contract includes an investment management element, IAS 18, Revenue Recognition, are applied. IFRS 4 permits the continued use of previously applied accounting policies for insurance contracts and investment contracts with AIA DPF, and this basis has been adopted by the AIA Group in accounting for such contracts, except for participating business written in participating funds where in addition to policy liabilities a liability is recorded for the net assets of the participating fund.

The judgements exercised in determining the level of insurance risk deemed to be significant in product classification affect the amounts recognised in the consolidated financial information as insurance and investment contract liabilities and deferred acquisition and origination costs.

Insurance contract liabilities including liabilities in respect of investment contracts with AIA DPF

IFRS 4 permits a wide range of accounting treatments to be adopted for the recognition and measurement of insurance contract liabilities, including liabilities in respect of insurance and investment contracts with DPF. The AIA Group calculates insurance contract liabilities for traditional life insurance using a net level premium valuation method, whereby the liability represents the present value of estimated future policy benefits to be paid, less the present value of estimated future net premiums to be collected from policyholders. This method uses best estimate assumptions adjusted for a provision for the risk of adverse deviation for mortality, morbidity, expected investment yields, policyholder dividends (for other participating business), surrenders and expenses set at the policy inception date. These assumptions remain locked in thereafter, unless a deficiency arises on liability adequacy testing. Interest rate assumptions can vary by geographical market, year of issuance and product. Mortality, surrender and expense assumptions are based on actual experience by each geographical market, modified to allow for variations in policy form. The AIA Group exercises significant judgement in making appropriate assumptions.

For contracts with an explicit account balance, such as universal life and AIA investment-linked contracts, insurance contract liabilities represent the accumulation value, which represents premiums received and investment returns credited to the policy less deductions for mortality and morbidity costs and expense charges. Significant judgement is exercised in making appropriate estimates of gross profits, which are also regularly reviewed by the AIA Group.

Participating business, consisting of contracts with AIA DPF, is distinct from other insurance and investment contracts as the AIA Group has discretion as to either the amount or the timing of the benefits declared. In some geographical markets, participating business is written in a participating fund which is distinct from the other assets of the operating unit or branch. The allocation of benefits from the assets held in such participating funds is subject to minimum policyholder participation mechanisms which are established by applicable regulations. The extent of such policyholder participation may change over time.

The AIA Group accounts for insurance contract liabilities for participating business written in participating funds by establishing a liability for the present value of guaranteed benefits less estimated future net premiums to be collected from policyholders. In addition, an insurance liability is recorded for the net assets of participating funds. As such, income is recognised only when dividend or bonus declarations are made, to the extent that a portion of such declarations is attributable to the AIA Group. Establishing these liabilities requires the exercise of significant judgement. In addition, the assumption that all relevant performance is declared as a policyholder dividend may not be borne out in practice. The AIA Group accounts for other participating business by establishing a liability for the present value of guaranteed benefits and non-guaranteed participation, less estimated future net premiums to be collected from policyholders.

The judgements exercised in the valuation of insurance contract liabilities (including contracts with AIA DPF) affect the amounts recognised in the consolidated financial information as insurance contract benefits and insurance contract liabilities.

Deferred policy acquisition and origination costs

The costs of acquiring new insurance contracts, including commission, underwriting and other policy issue expenses which vary with and are primarily related to the production of new business or renewal of existing business, are deferred as an asset. Deferred acquisition costs are assessed for recoverability in the year of policy issue to ensure that these costs are recoverable out of the estimated future margins to be earned on the policy. Deferred acquisition costs are assessed for recoverability at least annually thereafter. Future investment income is also taken into account in assessing recoverability. To the extent that acquisition costs are not considered to be recoverable at inception or thereafter, these costs are expensed in the consolidated income statement.

Deferred acquisition costs for traditional life insurance and annuity policies are amortised over the expected life of the contracts as a constant percentage of expected premiums. Expected premiums are estimated at the date of policy issue and are applied consistently throughout the life of the contract unless a deficiency occurs when performing liability adequacy testing.

Deferred acquisition costs for universal life and AIA investment-linked contracts are amortised over the expected life of the contracts on a constant percentage of the present value of estimated gross profits expected to be realised over the life of the contract or on a straight-line basis. Estimated gross profits include expected amounts for mortality, administration, investment and surrenders, less benefit claims in excess of policyholder balances, administrative expenses and interest credited. The interest rate used to compute the present value of estimates of expected gross profits is based on the AIA Group’s estimate of the investment performance of the assets held to match these liabilities. Estimates of gross profits are revised regularly. Deviations of actual results from estimated experience are reflected in earnings. The expensing of acquisition costs is accelerated following adverse investment performance. Likewise, in periods of favourable investment performance, previously expensed acquisition costs are reversed, not exceeding the amount initially deferred.

The costs of acquiring investment contracts with investment management services, including commissions and other incremental expenses directly related to the issue of each new contract, are deferred and amortised over the period that investment management services are provided. Such deferred origination costs are tested for recoverability at each reporting date. The costs of acquiring investment contracts without investment management services are included as part of the effective interest rate used to calculate the amortised cost of the related investment contract liabilities.

The judgements exercised in the deferral and amortisation of acquisition and origination costs affect amounts recognised in the consolidated financial information as deferred acquisition and origination costs and insurance and investment contract benefits.

Liability adequacy testing

The AIA Group evaluates the adequacy of its insurance and investment contract liabilities at least annually. Liability adequacy is assessed by portfolio of contracts in accordance with the AIA Group’s manner of acquiring, servicing and measuring the profitability of its insurance contracts. The AIA Group performs liability adequacy testing separately for each geographical market in which it operates.

For traditional life insurance contracts, insurance contract liabilities, reduced by deferred acquisition costs and value of business acquired on acquired insurance contracts are compared with the gross premium valuation calculated on a best estimate basis, as of the valuation date. If there is a deficiency, the unamortised balance of deferred acquisition costs and value of business acquired on acquired insurance contracts are written down to the extent of the deficiency. If, after writing down deferred acquisition costs for the specific portfolio of contracts to nil, a deficiency still exists, the net liability is increased by the amount of the remaining deficiency.

For universal life and investment contracts, deferred acquisition costs, net of unearned revenue liabilities, are compared to estimated gross profits. If a deficiency exists, deferred acquisition costs are written down.

Significant judgement is exercised in determining the level of aggregation at which liability adequacy testing is performed and in selecting best estimate assumptions. The judgements exercised in liability adequacy testing affect amounts recognised in the consolidated financial information as commission and other acquisition expenses, deferred acquisition costs and insurance contract benefits and insurance and investment contract liabilities.

Financial assets at fair value through profit or loss

The AIA Group designates financial assets at fair value through profit or loss if this eliminates or reduces an accounting mismatch between the recognition and measurement of its assets and liabilities, or if the related assets and liabilities are actively managed on a fair value basis. This is the case for:

•	financial assets held to back AIA investment-linked contracts and held by participating funds;

•	financial assets managed on a fair value basis; and

•	compound instruments containing an embedded derivative which would otherwise require bifurcation.

Available-for-sale financial assets

The available for sale category of financial assets is used where the relevant investments are not managed on a fair value basis. These assets principally consist of the AIA Group’s holding of shares of AIG and the AIA Group’s portfolio of debt securities (other than those backing participating fund liabilities and AIA investment-linked contracts). Available-for-sale financial assets are initially recognised at fair value plus attributable transaction costs and are subsequently measured at fair value. Changes in the fair value of available for sale securities, except for impairment losses and foreign exchange gains and losses on monetary items, are recorded in a separate fair value reserve within total equity, until such securities are disposed of.

The classification and designation of financial assets, either as at fair value through profit or loss, or as available-for-sale, determines whether movements in fair value are reflected in the consolidated income statement or in the consolidated statement of comprehensive income respectively.

Fair values of financial assets

The AIA Group determines the fair values of financial assets traded in active markets using quoted bid prices as of each reporting date. The fair values of financial assets that are not traded in active markets are typically determined using a variety of other valuation techniques, such as prices observed in recent transactions and values obtained from current bid prices of comparable investments. More judgment is used in measuring the fair value of financial assets for which market observable prices are not available or are available only infrequently.

Changes in fair value of financial assets held by the AIA Group’s participating funds affect not only the value of financial assets, but are also reflected in corresponding movements in insurance and investment contract liabilities. This is due to an insurance liability being recorded for the net assets of the participating funds as described above. Both of the foregoing changes are reflected in the consolidated income statement.

Changes in the fair value of financial assets held to back AIA investment-linked contracts result in a corresponding change in insurance and investment contract liabilities. Both of the foregoing changes are also reflected in the consolidated income statement.

Impairment of financial assets

Financial assets, other than those at fair value through profit or loss, are assessed for impairment regularly. This requires the exercise of significant judgement. A financial investment is impaired if its carrying value exceeds the estimated recoverable amount and there is objective evidence of impairment to the investment.

4.2	Alignment of accounting policies with those of Prudential

The IFRS basis information included in the Prudential Annual Report for 2009 and Part XV of this prospectus for the Prudential Group and the AIA Group respectively have been prepared applying consistent IFRS accounting policies. These policies differ in three respects from those applied previously by the AIA Group. The effect of alignment for these policies on the movement in the AIA Group’s total equity attributable to shareholders equity for the years to 30 November 2007, 2008 and 2009 are summarised in the table below.

Summary reconciliation of AIA results on altering from AIA Group to Prudential accounting policies

Effect of accounting policy adjustments reflected in Historical Financial Information

		Adjustments for application of altered accounting policies to align with those of Prudential
		Defined
		Benefit
		Pension	Investment	Participating	Total
	AIA	schemes	property	funds	effect of	Prudential
	basis	(note (a))	(note (b))	(note (c))	adjustments	basis
					(in US$ millions)

Shareholders’ equity at 30 November 2006	12,542	(1)	424	(442)	(19)	12,523

2007 Profit before tax attributable to shareholders’ profits	2,509	11	221	(13)	219	2,728
Tax (expense) credit attributable to shareholders’ profits	(581)	(3)	(6)	11	2	(579)
Non-controlling interests	(14)		(2)		(2)	(16)
Net profit attributable to shareholders of AIA Group Limited	1,914	8	213	(2)	219	2,133
Foreign currency translation reserve, fair value reserve and other movements accounted for directly in shareholders’ equity	(1,016)	1	17	(42)	(24)	(1,040)

Shareholders’ equity at 30 November 2007	13,440	8	654	(486)	176	13,616

2008 Profit before tax attributable to shareholders’ profits	58	(5)	(39)	118	74	132
Tax (expense) credit attributable to shareholders’ profits	355		4	(12)	(8)	347
Non-controlling interests	(5)		(1)		(1)	(6)
Net profit attributable to shareholders of AIA Group Limited	408	(5)	(36)	106	65	473
Foreign currency translation reserve, fair value reserve and other movements accounted for directly in shareholders’ equity	(4,940)	(5)	(13)	45	27	(4,913)

		Adjustments for application of altered accounting policies to align with those of Prudential
		Defined
		Benefit
		Pension	Investment	Participating	Total
	AIA	schemes	property	funds	effect of	Prudential
	basis	(note (a))	(note (b))	(note (c))	adjustments	basis
					(in US$ millions)

Shareholders’ equity at 30 November 2008	8,908	(2)	605	(335)	268	9,176

2009 Profit before tax attributable to shareholders’ profits	2,274	7	218	(56)	169	2,443
Tax(expense) credit attributable to shareholders’ profits	(517)	3	(5)	13	11	(506)
Non-controlling interests	(3)		(18)		(18)	(21)
Net profit attributable to shareholders of AIA Group Limited	1,754	10	195	(43)	162	1,916
Foreign currency translation reserve, fair value reserve and other movements accounted for directly in shareholders’ equity	4,246	1	6	(93)	(86)	4,160

Shareholders’ equity at 30 November 2009	14,908	9	806	(471)	344	15,252

Notes

(a)	Defined benefit pension schemes — The adjustment is to apply full recognition of the scheme financial position rather than ‘corridor’ accounting whereby actuarial gains and losses may not be recognised.

(b)	Investment property — The adjustment is to reflect fair value in the consolidated statement of financial position rather than depreciated cost.

(c)	Participating funds — The adjustment is to reflect the statutory transfer basis of profit recognition rather than the shareholders’ share of pre-bonus income of the participating/with-profits funds. The unallocated surpluses representing the net assets of the funds are accounted for as liabilities rather than allocated between policyholders and shareholders using the ratio applicable for distribution of the costs of bonuses.

5.	Key performance indicators

The AIA Group measures its performance using the key indicators set out in the table below. These key performance indicators have been presented on a consistent basis for the three years ended 30 November 2009.

	Year ended 30 November
	2007	2008	2009
	(in US$ millions, except ratios)

TWPI	11,358	12,203	11,632
Investment income(1)	2,706	3,144	3,059
Operating expenses(2)	962	1,089	981
Operating profit	1,742	1,943	1,835
Operating profit after tax attributable to shareholders of AIA	1,270	1,588	1,438
Net profit attributable to shareholders of AIA	2,133	473	1,916

Ratios(3):
Expense ratio	8.5%	8.9%	8.4%
AIA operating margin	15.3%	15.9%	15.8%
Operating return on allocated equity	13.6%	14.8%	11.6%
Net return on equity	16.3%	4.2%	15.7%

(1)	Excludes investment income related to AIA investment-linked contracts.
(2)	Excludes non-operating actuarial gains and losses arising from defined benefit schemes as detailed in Part XV, note 5.
(3)	Definitions of key performance indicators are set forth in the section headed “Definitions of KPIs” below.

Year ended 30 November 2009 compared with year ended 30 November 2008

TWPI was US$11,632 million in FY 2009, a 4.7% decrease compared to FY 2008. This decrease was influenced by foreign currency movements; on a constant exchange rate basis, TWPI increased by 1.1% over the period. Renewal premiums represented 84.1% of TWPI in FY 2009 compared with 80.5% in FY 2008. Despite growth in most of the AIA Group’s geographical markets, operating profit decreased 5.6% to US$1,835 million in FY 2009 compared with US$1,943 million in FY 2008, due to the effects of the depreciation of most of the currencies in the Asia Pacific region, other than the Renminbi, against the US dollar. Of the geographical markets in which the AIA Group operates, the most significant impact of local currency depreciation was in Korea, where the average Korean Won exchange rate depreciated against the US dollar by 22.9% between FY 2008 and FY 2009, from 1,047.12 Korean Won to 1 US dollar in FY 2008 to 1,287.00 Korean Won to 1 US dollar in FY 2009. On a constant exchange rate basis, the decrease in operating profit was 0.2% over the period. Factors affecting the profitability of each of the geographical markets are discussed in greater detail in section 7 (Segmental information) below. The AIA Group’s expense ratio decreased to 8.4% in FY 2009 compared with 8.9% in FY 2008 due to expense reduction from operational efficiency initiatives, notwithstanding further investments in strategic initiatives, such as broadening distribution capability, which increased by 148.0% from US$25 million in FY 2008 to US$62 million in FY 2009. AIA’s operating margin was 15.8% in FY 2009, a slight decrease from 15.9% in FY 2008. Operating return on allocated equity declined to 11.6% in FY 2009 compared with 14.8% in FY 2008, primarily reflecting the growth of the AIA Group’s capital base between FY 2008 and FY 2009, in the absence of significant dividends in FY 2009. Net profit attributable to shareholders of AIA increased by 305.1% to US$1,916 million in FY 2009 compared with US$473 million in FY 2008, driven in part by the increase in non-operating investment return to a net positive of US$665 million in FY 2009 compared with a net negative of US$2,412 million in FY 2008. The increase in non-operating investment return in FY 2009 compared with FY 2008 contributed to a significant improvement in the AIA Group’s net profit and its net return on equity, which increased to 15.7% in FY 2009 compared with 4.2% in FY 2008. The AIA Group’s withdrawal from securities lending was largely completed by November 2009. Excluding securities lending, the AIA Group recorded non-operating investment return of a net positive US$802 million in FY 2009, compared with a net negative of US$2,325 million in FY 2008. Similarly, excluding the effects of securities lending, operating profit was US$1,851 million in FY 2009 and US$1,949 million in FY 2008, and the corresponding net profit attributable to shareholders of AIA was US$2,069 million and US$566 million respectively in FY 2009 and FY 2008.

Year ended 30 November 2008 compared with year ended 30 November 2007

The aggregate increase in TWPI was 7.4% in FY 2008 from FY 2007. The biggest contributor to the AIA Group’s TWPI was renewal premiums, representing 80.5% of TWPI in FY 2008, compared with 78.1% in FY 2007. Operating profit increased by 11.5% to US$1,943 million in FY 2008 from US$1,742 million in FY 2007, primarily due to an increase in renewal premiums and increased investment income, which collectively grew at a faster rate than the AIA Group’s expense base, as well as the beneficial effect of a reinsurance recapture described below. The expense ratio increased to 8.9% in FY 2008 compared with 8.5% in FY 2007 principally due to the effect of recapturing a portfolio of business previously reinsured to another company in the AIG Group and costs associated with strategic initiatives in certain geographical markets primarily associated with expanding the AIA Group’s multi-channel distribution capability. The recapture was effective from 1 March 2008 and increased the AIA Group’s operating expense ratio related to such business. Overall, the recapture was beneficial to the AIA Group in generating non-operating income in FY 2008 of US$447 million. Following the AIG Events and the significant declines in the global capital markets during the fourth quarter of FY 2008, the AIA Group experienced a significant increase in policy surrenders in certain of its geographical markets. This generated surrender fee income which more than offset the acceleration of DAC amortisation relating to these surrendered policies. Net profit attributable to shareholders of AIA decreased 77.8% to US$473 million in FY 2008 from US$2,133 million in FY 2007. This decrease was principally a result of the adverse non-operating investment return of US$2,412 million caused by declines in market values compared with a net gain of US$837 million in FY 2007, partially offset by the increase in operating profit, a US$447 million gain arising on the reinsurance recapture, and the release of a withholding tax provision of US$275 million on the clarification of a tax treaty. As discussed above, the AIA Group’s withdrawal from securities lending was largely completed by November 2009. Excluding securities lending, the AIA Group recorded non-operating investment return of a net negative US$2,325 million in FY 2008, compared with a net positive of US$837 million in FY 2007. Similarly, excluding the effects of securities lending, operating profit was US$1,949 million in FY 2008 and US$1,742 million in FY 2007, and the corresponding net profit attributable to shareholders of AIA was US$566 million and US$2,133 million respectively in FY 2008 and FY 2007.

Definition of KPIs

TWPI provides an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. TWPI consists of 100% of renewal premiums, 100% of first year premiums and 10% of single premiums (referred to as weighted single premiums) across all lines of business and includes deposits and contributions for contracts that are accounted for as deposits in accordance with the AIA Group’s accounting policies. The AIA Group applies a factor of 10% to single premiums because such weighting makes the value of a single premium sale broadly equivalent to the same dollar amount of first year premiums. As such, it provides an indication of longer-term business volumes by taking into account changes in the mix of regular and single premium business.

Investment income (excluding investment income related to AIA investment-linked contracts) is one of the key drivers of the AIA Group’s profitability, and affects to a significant extent its ability to meet its obligations under its policies and offer attractive returns to its policyholders and shareholders. Investment income has been presented excluding investment income related to AIA investment-linked contracts as investment income from these contracts is not attributable to its shareholders. Investment income includes interest, dividend and rental income.

Operating expenses is used as a key measure at the group level and in each geographical market to monitor and manage operational efficiency, which is one of the critical factors driving the AIA Group’s profitability.

Operating profit measures the AIA Group’s ability to generate earnings from its operations before tax expense, and is a key measure of the underlying profitability of its operations.

Operating profit after tax attributable to shareholders of AIA measures its ability to generate earnings from its operations for the shareholders of AIA, after tax expense and deducting non-controlling interests.

Net profit attributable to shareholders of AIA, consisting of profit for the year after tax, measures profitability, including non-operating items.

Expense ratio measures the AIA Group’s ability to manage its cost base as it grows its business. Expense ratio represents operating expenses as a percentage of TWPI.

AIA operating margin measures the operating profitability of the AIA Group’s business relative to the volume of the business it generates. AIA operating margin is calculated as operating profit as a percentage of TWPI.

Operating return on allocated equity measures the efficiency of use of capital in operations. Operating return on allocated equity is calculated as operating profit after tax attributable to shareholders of AIA, expressed as a simple average of opening and closing total equity attributable to shareholders of AIA, less the fair value and foreign currency translation reserves, and adjusted for subordinated intercompany debt. Both AIA operating margin and operating return on allocated equity are influenced to an extent by the level of surplus capital retained at each operating unit and on a group-wide basis as any such surplus capital retained may earn investment returns.

Net return on equity measures AIA’s ability to generate returns for its shareholders. Net return on equity is calculated as net profit attributable to shareholders of AIA as a percentage of average total equity attributable to shareholders of AIA, which is a simple average of the opening and closing balances.

6.	Results of operations

The table below provides a summary of the results of operations for the AIA Group presented on a consistent basis for the three years ended 30 November 2007, 2008 and 2009. Certain financial information related to AIA Group is presented on a constant exchange rate basis to facilitate a comparison of year-on-year performance without the impact of movements in the functional currencies of its operating units against the US dollar and, where applicable, this is explicitly stated.

Selected results of operations

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)

TWPI	11,358	12,203	11,632

Net premiums, fee income and other operating revenue (net of reinsurance ceded)	8,817	10,361	10,173
Investment income(1)	2,706	3,144	3,059

Total revenue(1)	11,523	13,505	13,232

Net insurance and investment contract benefits(2)	7,586	8,630	8,624
Commission and other acquisition expenses	947	1,563	1,648
Operating expenses(3)	962	1,089	981
Investment management expenses and finance costs(4)	286	252	123

Total expenses(2)(3)(4)	9,781	11,534	11,376

Share of loss from associates and joint ventures	—	(28)	(21)

Operating profit	1,742	1,943	1,835

Tax on operating profit	(461)	(348)	(392)
Sub-total	1,281	1,595	1,443
Less: amounts attributable to non-controlling interests	(11)	(7)	(5)

Operating profit after tax attributable to shareholders of AIA	1,270	1,588	1,438

Operating profit may be reconciled to net profit as follows:
Operating profit	1,742	1,943	1,835
Add: non-operating investment return(5)	837	(2,412)	665
Add: non-operating item — gain on recapture of reinsurance from former parent company	—	447	—
Add: non-operating item — restructuring and separation costs	—	(10)	(89)
Add: non-operating items — other(5)	219	74	169

Profit before tax	2,798	42	2,580
Tax on operating profit	(461)	(348)	(392)
Add: tax on non-operating items	(190)	518	(262)
Add: other non-operating tax items	2	267	11

Tax (expense)/credit	(649)	437	(643)

Sub-total	2,149	479	1,937
Less: amounts attributable to non-controlling interests	(16)	(6)	(21)

Net profit attributable to shareholders of AIA	2,133	473	1,916

(1)	Excludes investment income related to AIA investment-linked contracts.
(2)	Includes corresponding changes in insurance and investment contract liabilities from participating funds investment income (the amount that would be attributable to policyholders assuming all investment income were to be declared as a dividend based upon local regulations) and excludes (i) other changes in insurance and investment contract liabilities from participating fund investment income and (ii) changes in insurance and investment contract liabilities from participating fund AIA investment experience and (iii) corresponding changes in investment income and AIA investment experience related to AIA investment-linked contract.
(3)	Excluding non-operating actuarial gains and losses arising from defined benefit schemes as detailed in Part XV, note 5.
(4)	Excludes investment management expenses related to AIA investment-linked contracts.
(5)	Details of non-operating investment return and other non operating items — other, are set out in Part XV, note 5.

Selected balance sheet information

	As of 30 November
	2007	2008	2009
	(in US$ millions)

Assets
Deferred acquisition and origination costs	10,044	10,047	10,976
Financial investments	70,630	55,324	73,480
Assets — other than the above	8,241	7,307	7,089

Total assets	88,915	72,678	91,545

Liabilities
Insurance and investment contract liabilities	64,240	57,462	71,583
Borrowings	1,461	661	688
Obligations under securities lending and repurchase agreements	5,395	2,718	284
Liabilities — other than the above	4,142	2,641	3,658

Total liabilities	75,238	63,482	76,213

Equity
Issued share capital and shares yet to be issued, share premium and other reserves	699	1,434	1,848
Retained earnings	9,632	9,760	11,651

Allocated equity	10,331	11,194	13,499
Amounts reflected in other comprehensive income	3,285	(2,018)	1,753

Total equity attributable to shareholders of AIA	13,616	9,176	15,252
Non-controlling interests	61	20	80

Total equity	13,677	9,196	15,332

Total liabilities and equity	88,915	72,678	91,545

Year ended 30 November 2009 compared with year ended 30 November 2008

Discussion of selected results of operations

TWPI

The table below analyses TWPI by premium type and by product line for the periods indicated.

	Year ended 30 November 2008
			Weighted
	Renewal	First year	single
	premium	premium	premium	TWPI
	(in US$ millions)

TWPI includes:
Ordinary individual life insurance	6,651	762	27	7,439
AIA investment-linked insurance products	1,526	831	175	2,532
Standalone health and protection	1,077	348	1	1,426
Group	530	165	9	704
Other	43	14	45	102

Total	9,827	2,119	257	12,203

	Year ended 30 November 2009
			Weighted
	Renewal	First year	single
	premium	premium	premium	TWPI
	(in US$ millions)

TWPI includes:
Ordinary individual life insurance	6,342	884	59	7,285
AIA investment-linked insurance products	1,741	295	33	2,069
Standalone health and protection	1,089	261	1	1,349
Group	573	293	10	877
Other	34	11	7	52

Total	9,779	1,744	109	11,632

The 4.7% decrease in TWPI between FY 2009 and 2008 was influenced by foreign currency movements. On a constant exchange rate basis, TWPI increased 1.1% over the period led by a 5.0% increase in renewal premiums. Renewal premiums contributed 84.1% to the AIA Group’s TWPI in FY 2009, up from 80.5% in FY 2008.

The trend in TWPI was also impacted by the fall in first year premiums of US$375 million, or 17.8% (10.3% on a constant exchange rate basis). New business activity recovered in the second half of FY 2009, with first year premiums and weighted single premiums growing at 33.5% and 93.5%, respectively, between the first and second halves of FY 2009. Most of the AIA Group’s geographical markets experienced this improvement in first year premiums across most lines of business in the second half of FY 2009, with Hong Kong and Thailand leading with higher sales of ordinary individual life insurance.

Premiums associated with ordinary individual life insurance, including health and protection riders where applicable, decreased 2.1% to US$7,285 million in FY 2009 from US$7,439 million in FY 2008. On a constant exchange rate basis, TWPI for ordinary individual life increased 2.6%, led by strong growth in first year premiums and single premiums of 23.0% and 125.3%, respectively, in FY 2009. The growth in first year premiums was particularly evident in Hong Kong (growth of US$136 million or 142.0%), Thailand (growth of US$31 million or 11.7%, on a constant exchange rate basis) and China (growth of US$24 million or 31.1%, on a constant exchange rate basis). The growth in weighted single premiums was led by Singapore (US$12 million or 126.6%, on a constant exchange rate basis), China (US$12 million or 1,050.2%, on a constant exchange rate basis) and Hong Kong (US$10 million or 2,332.0%). These positive trends were muted by a decline in Korea, where renewal premiums fell by US$24 million or 3.9%, on a constant exchange rate basis, and Other Markets, by a decline of US$17 million or 3.2%, on a constant exchange rate basis. Overall, ordinary individual life assurance accounted for 62.6% of TWPI in FY 2009, as compared to 61.0% in FY 2008, as the AIA Group focused on providing protection-based products to its customers, given the recent economic uncertainties.

AIA investment-linked products TWPI decreased 18.3% to US$2,069 million in FY 2009 from US$2,532 million in FY 2008. Despite a 13.2% decrease on a constant exchange rate basis, most Key Markets experienced increases in renewal premiums for AIA investment-linked products. This trend was consistent with FY 2008 which also saw growth in renewal premiums. This was offset by a fall in first year premiums for AIA investment-linked products led by Korea (decrease of US$169 million or 59.0%, on a constant exchange rate basis), Hong Kong (decrease of US$183 million or 64.3%) and Other Markets (decrease of US$72 million or 62.9%, on a constant exchange rate basis). With improving economic conditions at the end of 2009, the AIA Group experienced an increase in sales of AIA investment-linked products in the second half of FY 2009.

Standalone health and protection insurance premiums decreased 5.4% to US$1,349 million in FY 2009 from US$1,426 million in FY 2008, but increased 6.4% on a constant exchange rate basis. The AIA Group experienced a decrease in first year premiums of 25.4%, or 15.9% on a constant exchange rate basis, mainly attributable to its Korean operations, the results of which were adversely affected in the first half of 2009 by their association with the AIG brand, prior to re-branding as AIA Life Korea in May 2009, as well as by the effects of the depreciation of the Korean Won. Despite this, the AIA Group’s renewal premiums grew 1.1% (or 13.6% on a constant exchange rate basis) from US$1,077 million in FY 2008, to US$1,089 million in FY 2009, growing on a constant exchange rate basis in all reporting segments. On a constant exchange rate basis, this growth was led by Korea at US$73 million or 15.3%, Other Markets at US$18 million or 21.3%, China at US$16 million or 14.9% and Hong Kong at US$11 million or 9.2%.

Group insurance premiums continued an upward trend from FY 2008, increasing by 24.5% to US$877 million in FY 2009 from US$704 million in FY 2008. On a constant exchange rate basis, the increase was 31.9%. China and Other Markets were the main contributors to this increase, growing at 52.6% and 59.6% on an actual exchange rate basis, respectively, between FY 2008 and 2009. The AIA Group’s operations in Australia, part of the Other Markets segment, continued to experience strong growth in group products, with TWPI for this product line increasing 69.6% year-on-year. Australia represented 45.3% of total TWPI with respect to group premiums in FY 2009 as compared to 33.2% in FY 2008, due mainly to the acquisition of a number of large new corporate accounts during FY 2009.

Other product lines, which include annuities and personal lines, collectively decreased to US$52 million in FY 2009 compared to US$102 million in FY 2008 largely due to the effects of foreign exchange and a decrease in Korean annuities business during FY 2009.

Net premiums, fee income and other revenues

	Year ended 30 November
	2008	2009
	(in US$ millions)

Net premiums	9,425	9,275
Fee income	857	827
Other revenues	79	71

Total	10,361	10,173

Net premiums, fee income and other revenues, which are stated net of reinsurance ceded, decreased 1.8% to US$10,173 million in FY 2009 from US$10,361 million in FY 2008. The decrease was primarily due to the effect of the depreciation of most of the currencies in the Asia Pacific region, other than Renminbi, against the US dollar. On a constant exchange rate basis, net premiums, fee income and other revenues increased 4.0%, consistent with a 5.0% increase on a constant exchange rate basis in renewal premiums, which represent a substantial portion of the AIA Group’s premium income.

Premiums ceded to reinsurers amounted to US$331 million in FY 2009 compared with US$392 million in FY 2008. This primarily reflects a reduction in amounts ceded to reinsurers by the Hong Kong segment as the reinsurance recapture took place at the start of the second quarter of FY 2008 (so the AIA Group ceded such premiums for one quarter of FY 2008), partially offset by an increase in amounts ceded to reinsurers by the Other Markets segment, reflecting the growth in the Group business product line in FY 2009.

Fee income decreased 3.5% to US$827 million in FY 2009 from US$857 million in FY 2008 in line with lower sales of AIA investment-linked products during FY 2009 whilst annual management charges increased, reflecting the growth in assets under management during FY 2009. Other revenues, which mainly comprise asset management fees on pension business, remained relatively stable during the period.

Investment income

	Year ended 30 November
	2008	2009
	(in US$ millions)

Investment income(1)
Interest income	2,900	2,870
Dividend income	181	122
Rental income	63	67

Total	3,144	3,059

(1)	Excludes investment income related to AIA investment-linked contracts.

Investment income, consisting of interest, dividends and rental income, excluding investment income related to AIA investment-linked contracts, decreased marginally to US$3,059 million in FY 2009 from US$3,144 million in FY 2008. A significant proportion of the AIA Group’s assets are invested in fixed income government securities and investment grade corporate bonds.

Interest income fell to US$2,870 million in FY 2009 from US$2,900 million in FY 2008 mainly due to a reduction in interest income from securities lending to US$23 million in FY 2009 from US$102 million in FY 2008. The AIA Group’s withdrawal from securities lending was largely completed during the year.

Dividend income decreased to US$122 million in FY 2009 from US$181 million in FY 2008 due to lower yields from the AIA Group’s equity portfolio primarily due to a reduction in dividends in response to challenging economic conditions in FY 2009.

Net insurance and investment contract benefits

	Year ended 30 November
	2008	2009
	(in US$ millions)

Net insurance and investment contract benefits(1)
Insurance contract benefits	5,402	5,375
Net change in insurance and investment contract liabilities	3,476	3,500

Insurance and investment contract benefits	8,878	8,875
Insurance and investment contract benefits ceded	(248)	(251)

Total	8,630	8,624

(1)	Includes corresponding changes in insurance and investment contract liabilities from participating funds investment income (the amount that would be attributable to policyholders assuming all investment income were to be declared as a dividend based upon local regulations) and excludes (i) other changes in insurance and investment contract liabilities from participating fund investment income and (ii) changes in insurance and investment contract liabilities from participating fund AIA investment experience and (iii) corresponding changes in investment income and AIA investment experience related to AIA investment-linked contract.

Net insurance and investment contract benefits (on a basis consistent with the table above) reflect the cost of all maturities, surrenders, withdrawals and claims arising during the reporting period and the net movement in the associated liabilities as a result of new business, benefit payments and changes to expected future benefits payable to policyholders, excluding AIA investment-linked contracts and participating funds.

The investment risk in respect of investments held to back AIA investment-linked contracts is wholly borne by policyholders. This means that any increase or decrease in the value of investments held to back such contracts is matched by the same movement in insurance and investment contract benefits and there is no impact on the AIA Group’s results, except as regards the asset management and other fees earned by the AIA Group which are based on the account balance of these contracts.

Because benefits related to AIA investment-linked contracts are based on the investment return on the invested assets underlying such contracts, including them in the presentation of net insurance and investment contract benefits would subject the AIA Group’s financial results to significant fluctuations due to market volatility, such as in FY 2008, which may adversely affect an investor’s ability to easily compare its period-to-period operating results. For these reasons the AIA Group chooses to present net insurance and investment contract benefits (excluding AIA investment-linked contracts) as this is consistent with the basis on which it measures operating profit. Net insurance and investment contract benefits, including AIA investment-linked contracts and participating funds, were US$10,397 million, US$1,109 million and US$13,629 million in FY 2007, FY 2008 and FY 2009, respectively.

Net insurance and investment contract benefits, excluding corresponding changes in insurance and investment contract liabilities from AIA investment experience for AIA investment-linked contracts and participating funds and investment income related to AIA investment-linked contracts, were largely stable between FY 2009 and 2008. The increase in surrender activity that the AIA Group saw in the fourth quarter of FY 2008 abated in most geographical markets during FY 2009. For further details, please see “Significant events affecting FY 2009” below.

Commission and other acquisition expenses

	Year ended 30 November
	2008	2009
	(in US$ millions)

Commission and other acquisition expenses
Commission and other acquisition expenses incurred	2,269	1,855
Deferral and amortisation of acquisition costs	(706)	(207)

Total	1,563	1,648

Commission and other acquisition expenses incurred decreased due to weaker sales activity in the first half of 2009, resulting in an overall decrease to US$1,855 million in FY 2009 from US$2,269 million in FY 2008.

Deferral and amortisation of acquisition costs fell to US$207 million in FY 2009 from US$706 million in FY 2008. This decrease was attributable to the beneficial effects of lower amortisation of DAC and deferred origination costs, principally in Hong Kong, Singapore and Malaysia, due to an increase in assets under management in FY 2009.

This decrease was partially offset by a revision of AIA persistency assumptions in respect of investment-linked and variable universal life policies in Korea of approximately US$90 million where the AIA Group experienced higher than anticipated surrenders and premium holidays in FY 2009.

Operating expenses

	Year ended 30 November
	2008	2009
	(in US$ millions)

Operating expenses
Operating expenses excluding strategic initiative expenses	1,069	913
Strategic initiative expenses	25	62

Total	1,094	975

Operating expenses excluding strategic initiative expenses decreased 14.6% to US$913 million in FY 2009 from US$1,069 million in FY 2008 primarily due to active control of day-to-day operational expenses, reductions based on operational efficiency initiatives undertaken in FY 2008 and the beneficial effects of foreign exchange. In addition, the AIA Group’s operating expenses in FY 2008 included certain period-specific items, which are discussed in greater detail for each segment at paragraph 7 below.

Strategic initiative expenses, which consist of expenses relating to enhancing the AIA Group’s growth initiatives, such as distribution capability and operational efficiency and other initiatives administered by the AIA Group’s Strategic Initiative Office, increased 148.0% between FY 2008 and FY 2009, and represented 6.4% of total operating expenses in FY 2009 compared with 2.3% in FY 2008.

Investment management expenses and finance costs

	Year ended 30 November
	2008	2009
	(in US$ millions)

Investment management expenses and finance costs(1):
Investment management expenses	93	73
Finance costs	159	50

Total	252	123

(1)	Excludes investment management expenses related to AIA investment-linked contracts.

Investment management expenses and finance costs decreased significantly to US$73 million and US$50 million, respectively, in FY 2009 from US$93 million and US$159 million, respectively, in FY 2008, primarily resulting from the withdrawal from securities lending which was largely completed during FY 2009, lower finance costs due to a reduction in interest rates in relation to a term loan financing the group office in Hong Kong and a reduction in operational borrowings. Finance costs in respect of securities lending decreased to US$39 million in FY 2009 from US$109 million in FY 2008.

Operating profit

Operating profit fell 5.6% to US$1,835 million in FY 2009 compared with US$1,943 million in FY 2008, despite an improvement in operating profit in local currency terms in most of the reporting segments. This decrease was mainly due to the effects of depreciation in average local currency to US dollar exchange rates, in particular the depreciation of the Korean Won. On a constant exchange rate basis, operating profit decreased 0.2% over the period.

Operating profit was adversely affected by weaker performance of the AIA Group’s operations in Korea and Thailand, which reported operating profit of US$81 million and US$358 million, respectively, in FY 2009 compared with US$281 million and US$424 million, respectively, in FY 2008. Factors affecting the profitability of the Korean and Thailand operations are discussed in greater detail in section 7 below.

Excluding securities lending from which the AIA Group largely withdrew in FY 2009, operating profit was US$1,851 million in FY 2009, compared with US$1,949 million in FY 2008.

Tax on operating profit

The AIA Group operates in 15 principal jurisdictions, each with its own tax regime, and the change in the tax expense (or credit) from one year to the next is affected by changes in the mix of income by jurisdiction. The tax expense on operating profit in FY 2009 was largely in line with the prior financial year, excluding the impact of tax changes, as the tax charge for FY 2008 reflected the benefit of a US$41 million tax credit arising from changes in tax laws in Malaysia and Korea.

Profit before tax

Profit before tax increased significantly to US$2,580 million in FY 2009 compared with US$42 million in FY 2008, mainly reflecting stable operating profit and the recovery in equity markets which led to a strongly positive non-operating investment return.

Non-operating investment return improved to a net positive of US$665 million in FY 2009 from a net negative of US$2,412 million in FY 2008. The main contributor to the improvement in non-operating investment return was net fair value gains of US$533 million on Thai equity securities.

The improvement in profit before tax was also attributable to lower impairment losses in respect of available-for-sale debt securities of US$67 million in FY 2009, compared with US$142 million in FY 2008.

Income tax

	Year ended 30 November
	2008	2009
	(in US$ millions)

Current income tax	401	321
Deferred income tax
Temporary differences	(563)	322
Release of withholding tax provision	(275)	—

Tax (credit)/expense	(437)	643

Of which:
Tax (credit)/expense attributable to policyholders’ returns	(90)	137
Tax (credit)/expense attributable to shareholders’ profits	(347)	506

	(437)	643

The AIA Group’s tax expense may be analysed in two components: the tax charged on shareholders’ profits of US$506 million in 2009 compared with a tax credit of US$347 million in FY 2008, and the tax that the AIA Group bears on behalf of its participating policyholders of US$137 million in FY 2009 compared with a tax credit of US$90 million in FY 2008. The tax charged on shareholders’ profits plus the tax expense attributable to policyholders’ returns total to a tax expense of US$643 million in FY 2009, as compared with a tax credit of US$437 million in FY 2008.

The tax on shareholders’ profits for FY 2009 reflected factors affecting the tax charge on operating profit discussed above whereas the tax credit in FY 2008 included the effects of a release of a provision for withholding tax of US$275 million. Tax attributable to policyholders’ returns reflects gains and losses arising in participating funds, and so does not directly relate to net profit. The tax expense on operating profit may be reconciled to the tax expense for the year by adding the tax on non-operating items, primarily non-operating investment return and non-operating expense and other items, and the release of the provision for withholding tax in FY 2008.

Net profit attributable to shareholders of AIA

Net profit attributable to shareholders of AIA increased by 305.1% to US$1,916 million in FY 2009 as compared with US$473 million in FY 2008. This increase largely reflected the after-tax effect of a significant improvement in non-operating investment return of positive US$403 million in FY 2009 compared to a loss after tax of US$1,894 million in FY 2008. Included in net profit attributable to shareholders of AIA is US$89 million of non-operating restructuring and separation costs in FY 2009, compared with US$10 million in FY 2008.

Excluding securities lending, from which the AIA Group largely withdrew in FY 2009, and restructuring and separation expenses, net profit attributable to shareholders of AIA was US$2,158 million in FY 2009, as compared with US$576 million in FY 2008.

Significant events affecting FY 2009

During FY 2009, the AIA Group largely withdrew from securities lending. The AIA Group earned interest income and fees from securities lending of US$23 million, and in addition it incurred finance costs consisting of interest expense on its related obligations of US$39 million and recorded net realised losses on disposal of US$137 million, in FY 2009. During FY 2008, the AIA Group earned interest income and fees of US$102 million and incurred finance costs of US$109 million, with realised losses of US$87 million, including impairment losses of US$52 million. In FY 2007, it earned interest income and fees from securities lending of US$145 million and incurred finance costs of US$143 million. The lower interest income and finance costs in FY 2009 reflected the gradual winding-down of the securities lending during the year. As of 30 November 2009, the AIA Group had largely ceased all securities lending and had repaid all obligations under agreements related to securities lending, whereas as of 30 November 2008, it held financial investments with a carrying value of US$1,480 million and cash of US$160 million in connection with securities lending and had obligations under securities lending of US$1,963 million. The balance of US$284 million as of 30 November 2009 shown in the line item “Obligations under securities lending and repurchase agreements” is entirely in respect of the AIA Group’s outstanding repurchase agreements. The cumulative effect of its securities lending was a loss of US$153 million in FY 2009 and a loss of US$93 million in FY 2008, giving a cumulative loss of US$246 million during the track record period. Excluding securities lending, the AIA Group’s operating profit was US$1,851 million in FY 2009 and US$1,949 million in FY 2008, and its net profit attributable to shareholders of AIA was US$2,069 million in FY 2009 and US$566 million in FY 2008.

During the fourth quarter of FY 2008, the AIA Group experienced a significant increase in surrender activity following the AIG Events, while the month-on-month AIA persistency, measuring the proportion of customers who continue to pay their premiums, declined significantly, recovering moderately to 89.3% in November 2008, compared with 93.9% at the start of FY 2008. Surrenders peaked at over US$250 million in September 2008. AIA persistency has since recovered during FY 2009, reaching 95.1%, above the level at the start of FY 2008, with surrenders of less than US$75 million in both October and November 2009. New business activity has also increased significantly in the second half of FY 2009.

During FY 2009, the AIA Group entered into a strategic exclusive bancassurance joint venture in the Philippines with BPI, in which Philamlife acquired a 51% interest in Ayala Life, the life insurance subsidiary of BPI, and entered into a bancassurance distribution agreement with BPI. The total consideration payable by Philamlife was US$39 million. This amount is subject to purchase price adjustment, estimated to be US$7 million, based on the adjusted net worth as at the date of acquisition. As the acquisition took place immediately before the end of the AIA Group’s financial year, there was no impact on the results of operations in FY 2009.

In October 2009, the AIA Group sold its 60% interest in PT Asuransi AIA Indonesia, its joint venture operation in Indonesia, for US$65 million, giving rise to a loss on disposal of US$29 million before tax. The AIA Group continues to operate in Indonesia through its wholly-owned subsidiary, PT AIA Financial. These transactions are discussed in section 7.7 below.

Discussion of selected balance sheet information

Assets

The AIA Group’s total assets grew 26.0% to US$91,545 million as of 30 November 2009 from US$72,678 million as of 30 November 2008, primarily reflecting a recovery in the market values of its financial investments, the majority of which are carried at fair value.

The table below sets forth the AIA Group’s financial investments by asset class based on how they are accounted for as of the dates indicated.

	As of 30 November
	2008				2009
	Policyholder and		Investment-		Policyholder and		Investment-
	shareholder		linked	Total	shareholder		linked	Total
	Other				Other
	policyholder				policyholder
	and	Participating			and	Participating
	shareholder	funds			shareholder	funds
	(in US$ millions)

Financial investments includes:
Debt securities
Available for sale	29,934	—	—	29,934	37,722	—	—	37,722
At fair value through profit or loss	852	10,070	1,467	12,389	944	11,809	1,726	14,479

Total debt securities	30,786	10,070	1,467	42,323	38,666	11,809	1,726	52,201

Equity securities
Available for sale	87	—	—	87	62	—	—	62
At fair value through profit or loss	1,855	1,123	5,682	8,660	2,827	2,209	11,080	16,116

Total equity securities	1,942	1,123	5,682	8,747	2,889	2,209	11,080	16,178

Loans and receivables	2,908	986	108	4,002	3,598	942	108	4,648
Derivative financial instruments	165	87	—	252	213	240	—	453

Total financial investments	35,801	12,266	7,257	55,324	45,366	15,200	12,914	73,480

All debt and equity securities are carried at fair value and, consequently, the values reported in the AIA Group’s financial information reflect current market values as of the end of each reporting period. The carrying value of its financial investments increased to US$73,480 million as of 30 November 2009 compared with US$55,324 million as of 30 November 2008, driven by a recovery in equity markets during the second half of 2009 and as credit spreads narrowed and risk-free interest rates fell.

Financial investments held to back other policyholder and shareholder liabilities (shown in the column “Other policyholder and shareholder”), which consist mainly of fixed income debt securities, increased to US$45,366 million as of 30 November 2009 compared with US$35,801 million as of 30 November 2008. Despite disposals made during FY 2009, including the sale of US$1,840 million of debt securities previously held as collateral in respect of securities lending, impairments of US$67 million and net realised losses of US$162 million and the effects of foreign exchange, the fair value of other policyholder and shareholder debt securities increased 25.6% to US$38,666 million reflecting a recovery in the market values of these securities. The recovery in the market value of available-for-sale financial assets is reflected in the fair value reserve which increased to US$1,511 million as of 30 November 2009 from a net negative position of US$1,564 million as of 30 November 2008.

Financial investments held in respect of participating funds (shown in the column “Participating funds”) increased to US$15,200 million as of 30 November 2009 from US$12,266 million as of 30 November 2008.

During FY 2009, as equity markets improved, investment-linked assets under management grew US$5,657 million, net of new funds invested. Holders of AIA investment-linked contracts benefit from changes in the market value of financial investments backing AIA investment-linked contracts (shown in the column “Investment-linked”) and therefore these changes do not directly affect net profit, except for asset management fees earned on account balances.

The AIA Group held debt securities with a fair value of US$52,201 million as of 30 November 2009 compared with US$42,323 million as of 30 November 2008, despite disposals made during FY 2009, including US$1,840 million of debt securities previously held as collateral under the AIA Group’s programme related to securities lending. Government bonds and bonds issued by government agencies comprised a substantial proportion of the AIA Group’s fixed income debt portfolio, representing 49.6% of its debt securities as of 30 November 2009 as compared with 53.0% as of 30 November 2008. Investment-grade corporate bonds and investment-grade structured securities accounted for 47.1% of debt securities as of 30 November 2009, as compared with 44.0% as of 30 November 2008.

The AIA Group’s equity securities had a fair value of US$16,178 million as of 30 November 2009 compared with US$8,747 million as of 30 November 2008 mainly as a result of a recovery in asset prices. Equity securities held in respect of AIA investment-linked contracts accounted for a significant proportion of its overall holdings of equity securities — 68.5% as of 30 November 2009 and 65.0% as of 30 November 2008. Holders of AIA investment-linked contracts receive the benefit of positive movements in the market value of the securities held to back AIA investment-linked contracts. Of the increase in the carrying value of the AIA Group’s equity securities between FY 2008 and FY 2009 of US$7,431 million, US$5,398 million is attributable to investments held to back AIA investment-linked contracts. This amount is credited to the value of the policies held by the holders of AIA investment-linked contracts.

The AIA Group’s loans and receivables outstanding were US$4,648 million as of 30 November 2009 compared with US$4,002 million as of 30 November 2008. This increase was mainly attributable to an increase in policy loans of US$207 million and an increase in term deposits of US$236 million between FY 2009 and FY 2008.

Within the AIA Group’s assets, other than those discussed above, cash and cash equivalents decreased to US$3,405 million as at 30 November 2009, compared with US$4,164 million as at 30 November 2008, reflecting the gradual re-deployment of cash holdings during FY 2009.

Liabilities

	Year ended 30 November
	2008	2009
	(in US$ millions)

Insurance and investment contract liabilities	57,462	71,583
Borrowings	661	688
Obligations under securities lending and repurchase agreements	2,718	284
Liabilities — other than the above	2,641	3,658

Total liabilities	63,482	76,213

Total liabilities increased 20.1% to US$76,213 million as of 30 November 2009 compared with US$63,482 million as of 30 November 2008 mainly due to higher insurance and investment contract liabilities. The increased insurance and investment contract liabilities resulted from growth in the in-force portfolio, accretion of interest and investment returns accrued on participating funds. The increase in investment contract liabilities comprises the investment return on matching assets, net deposits or withdrawals and fees and expenses charged against account balances.

The AIA Group’s borrowings, which comprise mainly bank overdrafts and a term loan facility financing its group office building in Hong Kong, remained largely unchanged at US$688 million in FY 2009 compared with US$661 million in FY 2008. The AIA Group’s capital base is comprised solely of shareholders’ equity and it had no structural borrowings, hybrid capital, loan notes or commercial paper in issue as of 30 November 2009. The marginal increase in bank borrowings was more than offset by the significant decrease in the AIA Group’s obligations under its securities lending and repurchase agreements, which fell to US$284 million in FY 2009 compared with US$2,718 million in FY 2008, as the AIA Group wound down and largely withdrew from securities lending in November 2009.

Liabilities other than insurance and investment contract liabilities, borrowings and obligations under securities lending and repurchase agreements increased to US$3,658 million compared with US$2,641 million in FY 2008 mainly reflecting an increase in deferred tax liabilities of US$530 million during FY 2009.

Equity

Total equity attributable to shareholders of the AIA Group increased 66.2% to US$15,252 million as of 30 November 2009 compared to US$9,176 million as of 30 November 2008. This mainly reflected an increase in retained earnings, recovery in the fair value of the AIA Group’s available-for-sale financial investments and foreign exchange movements, which together contributed to an increase in other comprehensive income from negative US$2,018 million as of 30 November 2008 to positive US$1,753 million as of 30 November 2009.

The AIA Group’s equity reflects a capital contribution of US$408 million from AIG during FY 2009, primarily in relation to separation activities linked to the withdrawal from securities lending, reimbursement of other separation costs, and consideration for the sale of its investment management operations to AIG and the disposal of other entities to third parties.

Year ended 30 November 2008 compared with year ended 30 November 2007

Discussion of selected results of operations

TWPI

The table below analyses TWPI by premium type and by product line for the periods indicated.

	Year ended 30 November 2007
			Weighted
	Renewal	First year	single
	premium	premium	premium	TWPI
	(in US$ millions)

TWPI includes:
Ordinary individual life insurance	6,397	796	23	7,216
AIA investment-linked insurance products	1,130	814	279	2,223
Standalone health and protection	906	397	1	1,304
Group	398	97	7	502
Other	43	12	58	113

Total	8,874	2,116	368	11,358

	Year ended 30 November 2008
			Weighted
	Renewal	First year	single
	premium	premium	premium	TWPI
	(in US$ millions)

TWPI includes:
Ordinary individual life insurance	6,651	762	27	7,439
AIA investment-linked insurance products	1,526	831	175	2,532
Standalone health and protection	1,077	348	1	1,426
Group	530	165	9	704
Other	43	14	45	102

Total	9,827	2,119	257	12,203

TWPI increased 7.4% to US$12,203 million in FY 2008 from US$11,358 million in FY 2007, increasing 6.4% on a constant exchange rate basis.

A significant portion of the AIA Group’s business is on a renewal premium basis, representing 80.5% of TWPI in FY 2008, compared with 78.1% of TWPI in FY 2007. The AIA Group experienced an increase in TWPI across its major product lines in FY 2008 compared with FY 2007, with renewal premiums providing the biggest contribution to the increase.

Premiums associated with ordinary individual life insurance including health and protection riders where applicable, increased 3.1% to US$7,439 million in FY 2008 from US$7,216 million in FY 2007. On a constant exchange rate basis, the increase was 1.1%. The AIA Group’s operating units in Thailand, China and Singapore recorded the largest increases in ordinary individual life insurance premiums at 8.1%, 13.1% and 6.7%, respectively. Renewal premiums for ordinary individual life insurance products were the largest contributor to TWPI. Whereas first year premiums for ordinary individual life insurance overall decreased 4.3%, the AIA Group’s operating unit in Hong Kong recorded a growth of 68.5%, following the launch of “Executive Life”, a new suite of protection products. In addition, in the second half of FY 2008, the AIA Group’s operating unit in Singapore experienced a shift back to demand for traditional ordinary life insurance products, primarily due to the economic slowdown and the resulting decline in equity market prices, as well as investment restrictions introduced by the Central Provident Fund discussed below.

Premiums related to AIA investment-linked products increased 13.9% to US$2,532 million in FY 2008 from US$2,223 million in FY 2007. On a constant exchange rate basis, the increase was 13.2%. The reporting segments driving this growth were the AIA Group’s operations in Korea and Other Markets at 76.1% and 38.7%, respectively. The AIA Group’s operating unit in Korea experienced significant demand for AIA investment-linked products. The increase in Other Markets was principally due to the expansion of the bancassurance distribution channel in Indonesia during 2008. Renewal premiums for AIA investment-linked insurance products grew 35.0%, while first year premiums and weighted single premiums increased 2.1% and decreased 37.3%, respectively. The increase in renewal premiums for AIA investment-linked products may be due to customers with regular premium paying policies choosing to maintain their payments of regular premiums as markets declined, following a strategy of dollar cost averaging. Conversely, the decline in weighted single premiums, particularly in its operating unit in Hong Kong, may be due to customers’ reluctance to commit to new investment-linked savings products during times of uncertainty, such as the AIG Events, or market volatility. Sales of single premium AIA investment-linked products exceeded US$1 billion in FY 2007 in the AIA Group’s operations in Singapore, as policyholders invested savings from their Central Provident Fund Ordinary Accounts in search of higher returns. However, in April 2008, investment restrictions introduced by the Central Provident Fund on the use of Central Provident Fund Ordinary Accounts resulted in substantially lower weighted single premiums for AIA investment-linked products for the remainder of FY 2008 in Singapore.

Standalone health and protection insurance premiums increased 9.4% to US$1,426 million in FY 2008 from US$1,304 million in FY 2007. On a constant exchange rate basis, the increase was 14.1%. The increase in standalone health and protection insurance premiums was primarily driven by renewal premiums, led by the AIA Group’s operating units in Korea, Other Markets and China at 18.0%, 46.0% and 30.7%, respectively. The AIA Group’s operations in Korea were the largest contributor to this increase, as it was the largest market for its standalone health and protection insurance products, representing 52.9% of the AIA Group’s standalone health and protection insurance business in FY 2008. The growth of standalone health and protection renewal premiums in the AIA Group’s Korean operations was 33.8% on a constant exchange rate basis, which more than offset the impact of the depreciation of the Korean Won against the US dollar in the second half of 2008. The increase in the AIA Group’s operations in Other Markets was driven by growth in its operations in Australia, primarily resulting from higher sales achieved through greater focus on the IFA channel during 2008. In its operations in China, the increase was driven primarily by stable AIA persistency and growth in sales of health and protection insurance products. Renewal premiums for standalone health and protection insurance products increased 18.9%. First year premiums for standalone health and protection insurance products decreased 12.3%, with the largest decrease in premiums attributable to the AIA Group’s operating unit in Korea, exacerbated by the depreciation of the Korean Won against the US dollar offsetting growth in other geographical markets.

Group premiums were the AIA Group’s fastest growing product line in FY 2008, increasing 40.4% to US$704 million from US$502 million in FY 2007. On a constant exchange rate basis, the increase was 35.5%. The AIA Group’s operating units in Other Markets, Singapore, Hong Kong and China had the highest growth with increases of 50.2%, 33.4%, 27.1% and 136.2%, respectively. The AIA Group’s operations in Australia, which are aggregated as part of its Other Markets segment, represented 33.2% of overall group product business in FY 2008 and grew 57.8% year-on-year. The increase occurred across all premium types with renewal premiums growing at 33.1%, first year premiums at 71.4% and weighted single premiums at 28.0%.

Other product lines, which consist of annuities and personal lines, collectively decreased 10.7% to US$102 million in FY 2008 from US$113 million in FY 2007. The decrease was primarily due to a decline in single premium annuities in Korean operations.

Net premiums, fee income and other revenues

	Year ended 30 November
	2007	2008
	(in US$ millions)

Net premiums	8,178	9,425
Fee income	562	857
Other revenues	77	79

Total	8,817	10,361

Net premiums, which are premiums net of reinsurance ceded, increased 15.2% to US$9,425 million in FY 2008 from US$8,178 million in FY 2007. The increase in net premiums was primarily due to an increase in renewal premiums in all the AIA Group’s major product lines and the continued expansion of its policyholder base. Moreover, in FY 2008, the AIA Group recaptured a portfolio of business written by the AIA Group in Hong Kong which had been previously reinsured to another company in the AIG Group, as discussed further in “Factors affecting certain of AIA Group’s geographical markets in FY 2008” below.

Premiums ceded to reinsurers amounted to US$392 million in FY 2008 compared with US$833 million in FY 2007.

Fee income from AIA investment-linked products increased 52.5% to US$857 million in FY 2008 from US$562 million in FY 2007, primarily due to growth in investment-linked insurance products. Other revenues, largely consisting of asset management fees on pensions business, remained stable during this period.

Investment income

	Year ended 30 November
	2007	2008
	(in US$ millions)

Investment income(1)
Interest income	2,507	2,900
Dividend income	174	181
Rental income	25	63

Total	2,706	3,144

(1)	Excludes investment income related to AIA investment-linked contracts.

Investment income, excluding investment income from AIA investment-linked contracts, increased 16.2% to US$3,144 million in FY 2008 from US$2,706 million in FY 2007, with Hong Kong, Thailand and Singapore recording increases of 26.4%, 18.0% and 14.5%, respectively.

Net insurance and investment contract benefits

	Year ended 30 November
	2007	2008
	(in US$ millions)

Net insurance and investment contract benefits(1)
Insurance contract benefits	4,555	5,402
Net change in insurance and investment contract liabilities	3,684	3,476

Insurance and investment contract benefits	8,239	8,878
Insurance and investment contract benefits ceded	(653)	(248)

Total	7,586	8,630

(1)	Includes corresponding changes in insurance and investment contract liabilities from participating funds investment income (the amount that would be attributable to policyholders assuming all investment income were to be declared as a dividend based upon local regulations) and excludes (i) other changes in insurance and investment contract liabilities from participating fund investment income and (ii) changes in insurance and investment contract liabilities from participating fund AIA investment experience and (iii) corresponding changes in investment income and AIA investment experience related to AIA investment linked contracts.

Insurance and investment contract benefits (on a basis consistent with the table above) increased 7.8% to US$8,878 million in FY 2008 from US$8,239 million in FY 2007, with Thailand, China and Singapore recording increases of 8.8%, 25.7% and 7.8%, respectively. The increase in insurance and investment contract benefits (excluding corresponding changes in insurance and investment contract liabilities from AIA investment experience for AIA investment-linked contracts and participating funds, and investment income related to AIA investment-linked contracts) was largely due to the reinsurance recapture in Hong Kong described below in “Factors affecting certain of AIA Group’s geographical markets in FY 2008” and growing in-force portfolios across all the AIA Group’s geographical markets. However, there was an increase in policy surrenders in the fourth quarter of FY 2008. Total surrenders in FY 2008 amounted to US$1,283 million, of which US$663 million arose in the fourth quarter. This may be due to local customer sentiment being affected by the general economic downturn and the AIG Events in the fourth quarter of 2008 in certain geographical markets, as demonstrated by AIA persistency ratios. The AIA persistency ratio declined from 93.9% at the start of FY 2008 before the AIG Events, to end the year at 89.3%. By the end of FY 2009, the ratio had improved to 95.1%, above the levels the AIA Group experienced at the beginning of FY 2008.

Insurance and investment contract liabilities ceded (or reinsured) decreased 62.0% to a recovery of US$248 million in FY 2008 from a recovery of US$653 million in FY 2007, primarily due to the reinsurance recapture described below in “Factors affecting certain of AIA’s geographical markets in FY 2008”.

Commission and other acquisition expenses

	Year ended 30 November
	2007	2008
	(in US$ millions)

Commission and other acquisition expenses
Commission and other acquisition expenses incurred	2,282	2,269
Deferral and amortisation of acquisition costs	(1,335)	(706)

Total	947	1,563

Commission and other acquisition expenses incurred decreased 0.6% to US$2,269 million in FY 2008 from US$2,282 million in FY 2007, in line with the decrease in new business sales.

The deferral and amortisation of acquisition costs decreased 47.1% to US$706 million in FY 2008 from US$1,335 million in FY 2007. The decrease reflects a higher charge for amortisation of acquisition costs, increasing 56.5% to US$1,387 million in FY 2008 from US$886 million in FY 2007. The higher charge was due in part to the adverse market conditions prevailing in the second half of FY 2008 which resulted in accelerated amortisation of acquisition costs.

Operating expenses

	Year ended 30 November
	2007	2008
	(in US$ millions)

Operating expenses
Operating expenses excluding strategic initiative expenses	951	1,069
Strategic initiative expenses	—	25

Total	951	1,094

The AIA Group’s operating expenses excluding strategic initiative expenses increased 12.4% to US$1,069 million in FY 2008 from US$951 million in FY 2007 which was principally driven by the reinsurance recapture described above in “Investment income” and higher employee benefit expenses. Costs of strategic initiatives in FY 2008 include costs associated with expansion of distribution channels, optimisation of back office support functions and increasing agency and customer services infrastructure in China to 127 centres in FY 2008 from 104 centres in FY 2007.

Investment management expenses and finance costs

	Year ended 30 November
	2007	2008
	(in US$ millions)

Investment management expenses and finance costs(1)
Investment management expenses	83	93
Finance costs	203	159

Total	286	252

(1)	Excludes investment management expenses related to AIA investment-linked contracts.

The AIA Group’s investment management expenses and finance costs decreased 11.9% to US$252 million in FY 2008 from US$286 million in FY 2007. This decrease was principally the result of lower financing costs relating to securities lending and repurchase agreements, as the AIA Group continued to reduce its participation in securities lending and repurchase agreements.

Operating profit

As a result of the foregoing, operating profit increased 11.5% to US$1,943 million in FY 2008 from US$1,742 million in FY 2007. As discussed above, the increase in operating profit was primarily due to growth in renewal premiums and increased investment income, which collectively increased at a faster rate than the AIA Group’s expense base and the impact of the increased level of surrenders in the fourth quarter of FY 2008, as well as the beneficial effect of the reinsurance recapture in Hong Kong. Excluding securities lending, from which the AIA

Group largely withdrew in FY 2009, the AIA Group’s operating profit was US$1,949 million in FY 2008, compared with US$1,742 million in FY 2007.

Tax expense on operating profit

The AIA Group operates in 15 principal jurisdictions, each with its own tax regime, and the change in the tax expense (or credit) from one year to the next is affected by changes in the mix of income by jurisdiction. The impact of the change in the mix of income by jurisdiction together with a tax credit of US$41 million relating to a change of tax law in Malaysia, a reduction in the corporate tax rate in Korea, which is set to fall to 22% from 2012, which reduced deferred tax liabilities, and the tax savings from consolidated tax filing in China reduced the weighted average corporate tax rate on operating profit to approximately 18% in FY 2008 from approximately 26% in FY 2007.

Profit before tax

Profit before tax fell 98.5% to a profit of US$42 million in FY 2008 compared to US$2,798 million in FY 2007. This decrease was primarily driven by adverse non-operating investment return arising from a decrease in the market value of the AIA Group’s investment portfolio in FY 2008 of US$2,412 million compared to a gain of US$837 million in FY 2007. This loss in FY 2008 was partially offset by a US$447 million gain on settlement of the reinsurance recapture in Hong Kong. For more information, please see “Factors affecting certain of AIA Group’s geographical markets in FY 2008” in this section.

Income tax

	Year ended 30 November
	2007	2008
	(in US$m)

Current income tax	464	401
Deferred income tax
Temporary differences	185	(563)
Release of withholding tax provision	—	(275)

Tax expense/(credit)	649	(437)

Of which:
Tax expense/(credit) attributable to policyholders returns	70	(90)
Tax expense/(credit) attributable to shareholders’ profits	579	(347)

	649	(437)

Current income tax decreased 13.6% to US$401 million in FY 2008 from US$464 million in FY 2007. The amount of current taxes paid on the AIA Group’s overseas operations was primarily attributable to its operations in Thailand and Korea, where the local corporate tax rates are among the highest in the region and local tax rules for life insurance companies accelerate the recognition of profits generating current taxes.

Excluding the release of the withholding tax provision, the AIA Group had a deferred income tax credit of US$563 million in FY 2008 compared with a deferred income tax charge of US$185 million in FY 2007, reflecting a decline in the market value of its investments and the impact of the factors set out above which affected its weighted average corporate tax rate.

A US$275 million withholding tax provision was released in FY 2008 as a result of the clarification of a tax treaty.

Net profit attributable to shareholders of AIA

Net profit attributable to shareholders of AIA decreased 77.8% to US$473 million in FY 2008 from US$2,133 million in FY 2007. The decline was primarily due to a negative non-operating investment return of US$2,412 million caused by declining market values, of which US$87 million was attributable to securities lending, from which the AIA Group largely withdrew in FY 2009, partially offset by the increase in operating profit after tax, a US$447 million gain arising on the reinsurance recapture in Hong Kong and the release of the provision for withholding tax of US$275 million discussed above. Excluding the effects of securities lending, from which it largely withdrew in FY 2009, the AIA Group’s net profit attributable to shareholders of AIA was US$566 million in FY 2008, compared with US$2,133 million in FY 2007.

Significant events during fourth quarter FY 2008

During the fourth quarter of FY 2008, following the AIG Events, credit spreads widened and equity capital markets declined significantly. At the same time, the AIA Group experienced a sharp increase in surrenders of its products. This temporary increase in surrender activity had an adverse effect on AIA persistency.

The AIG Events had a significant impact on the AIA Group’s results of operations in FY 2008, in particular:

•  A decline in new business production of single premium AIA investment-linked products, especially in Hong Kong and Singapore. New business activities improved in the second half of FY 2009 compared with the first half of the year, as demonstrated by growth in first year premiums and single premiums products, when compared to the first half of 2009, in most of the AIA Group’s geographical markets. Trends in each of the geographical markets in FY 2009 are discussed in greater detail in “Segmental information” in this section.

•  A short-term increase in surrender fee income as such income more than offset the accelerated amortisation of DAC on the surrendered policies. In particular, annuity surrenders in Korea, which operated under the AIG brand during that period, were US$1,023 million in FY 2008, compared with US$250 million in FY 2007.

•  Surrender trends have improved in FY 2009 with AIA persistency ratio of the AIA Group’s overall in-force policies increasing to 93.4% in the second half of FY 2009 compared with 91.4% in the second half of FY 2008 (excluding Philamlife which joined the AIA Group in November 2009).

•  The AIA Group accelerated a planned reorganisation and retrenchment programme resulting in a restructuring cost of US$10 million being recognised in FY 2008. This reduced the AIA Group’s headcount by approximately 200 and contributed to an improvement in its expense ratio to 8.4% in FY 2009 from 8.9% in FY 2008, despite a 148.0% increase in spending on strategic initiatives during the year.

Factors affecting certain of AIA Group’s geographical markets in FY 2008

In Hong Kong, the AIA Group recaptured a portfolio of reinsurance business which had previously been reinsured to another company in the AIG Group. The recapture had no impact on TWPI since this is stated before the effects of ceded reinsurance but resulted in a one-time gain of US$447 million arising on the recapture. The gain arose because the fair value of financial assets received on recapture exceeded the insurance and investment contract liabilities, deferred acquisition and origination costs and the recapture fee of US$190 million.

In Singapore, the AIA Group experienced strong growth in AIA investment-linked products in FY 2007 and the first half of FY 2008. In the second half of FY 2008, Singapore experienced a shift back to demand for traditional ordinary life insurance products, primarily due to the economic slowdown and the resulting decline in equity market prices, as well as the changes to the regulations relating to the Central Provident Fund. Sales by AIA Singapore of single premium AIA investment-linked products exceeded US$1 billion in FY 2007 as policyholders reinvested savings from their Central Provident Fund in search of higher returns. In April 2008, a change in Central Provident Fund regulations introduced restrictions on the use of Central Provident Fund Ordinary Accounts, thereby resulting in substantially lower sales of single premium AIA investment-linked products for the remainder of FY 2008. New business activities improved during FY 2009 as demonstrated by growth in first year premiums and single premiums products between the first half and second half of FY 2009, as described in “Segmental Information — Singapore — Year ended 30 November 2009 compared with year ended 30 November 2008” in this section.

In China, the AIA Group’s operating expenses increased 35.4% to US$172 million in FY 2008 from US$127 million in FY 2007 due to increased headcount from an expansion of its operations and an increase in its agency and customer services infrastructure to 127 centres in FY 2008 from 104 centres in FY 2007. (This contributed to the growth in TWPI from the AIA Group’s branch network in China to over US$1,000 million in FY 2009. Performance of the AIA Group’s operations in China during FY 2009 is discussed further in section 7.5 below.)

Discussion of selected balance sheet information

Assets

The AIA Group’s total assets as of 30 November 2008 amounted to US$72,678 million, compared with US$88,915 million as of 30 November 2007. This decrease primarily reflected the decline in market value of its financial investments, the majority of which were carried at fair value.

The table below sets forth the AIA Group’s financial investments by asset class and type of business as of dates indicated.

	As of 30 November
	2007				2008
	Policyholder and		Investment-		Policyholder and		Investment-
	shareholder		linked	Total	shareholder		linked	Total
	Other				Other
	policyholder				policyholder
	and	Participating			and	Participating
	shareholder	funds			shareholder	funds
	(in US$ millions)

Financial investments includes:
Debt securities
Available for sale	30,955	—	—	30,955	29,934	—	—	29,934
At fair value through profit or loss	1,148	10,813	1,488	13,449	852	10,070	1,467	12,389

Total debt securities	32,103	10,813	1,488	44,404	30,786	10,070	1,467	42,323

Equity securities
Available for sale	2,520	—	—	2,520	87	—	—	87
At fair value through profit or loss	4,258	2,321	11,040	17,619	1,855	1,123	5,682	8,660

Total equity securities	6,778	2,321	11,040	20,139	1,942	1,123	5,682	8,747

Loans and receivables	4,429	1,136	100	5,665	2,908	986	108	4,002
Derivative financial instruments	175	247	—	422	165	87	—	252

Total financial investments	43,485	14,517	12,628	70,630	35,801	12,266	7,257	55,324

All debt and equity securities are carried at fair value and, consequently, the values reported in the AIA Group’s financial information reflect current market values as of the end of each reporting period. Despite net sales and purchases of debt and equity securities of US$6,045 million in FY 2008 and receipt of the investment portfolio of US$2,967 million arising on the reinsurance recapture in FY 2008, the total carrying value of the AIA Group’s financial investments decreased to US$55,324 million as of 30 November 2008 compared to US$70,630 million as of 30 November 2007.

Other policyholder and shareholder investments comprise mainly available-for-sale debt securities. Of the US$1,317 million reduction in the value of these debt securities in FY 2008, US$142 million related to impairments, and a further US$90 million related to other gains and losses realised during the year, with the balance consisting of fair value movements and disposals made during the year.

Financial investments backing the AIA Group’s insurance contract liabilities in participating funds are shown under the column “Participating funds” in the table above. The decrease in financial investments in participating funds to US$12,266 million as of 30 November 2008 from US$14,517 million as of 30 November 2007 mainly reflected the general decline in equity market prices that occurred towards the end of FY 2008.

Financial investments backing liabilities related to AIA investment-linked contracts are shown under the column “Investment-linked” in the table above. The investment risk in respect of assets related to AIA investment-linked contracts is generally wholly borne by the AIA Group’s customers, and does not affect the profit for the year attributable to AIA’s shareholders, except for asset management fees earned on account balances. The decrease in financial investments in respect of AIA investment-linked contracts as of 30 November 2008 compared with 30 November 2007 was mainly due to the general decline in equity market prices that occurred towards the end of FY 2008.

The AIA Group’s debt securities had a fair value of US$42,323 million as of 30 November 2008, compared with US$44,404 million as of 30 November 2007. This decrease was primarily due to declines in market values as a result of increased credit spreads under adverse market conditions and disposals made during the year. Government bonds or bonds issued by governmental agencies accounted for 53.0% of the AIA Group’s debt securities as of 30 November 2008, compared with 52.1% as of 30 November 2007. In addition, investment-grade corporate bonds and structured securities accounted for 44.0% of its debt securities as of 30 November 2008, compared with 44.4% as of 30 November 2007.

The AIA Group’s available for sale equity securities had a fair value of US$87 million as of 30 November 2008, compared with US$2,520 million as of 30 November 2007. The AIA Group’s available for sale equity securities consist solely of shares in AIG. The decline in fair value primarily reflects the significant decline in AIG’s share price during FY 2008.

The AIA Group’s equity securities at fair value through profit or loss had a fair value of US$8,660 million as of 30 November 2008, compared with US$17,619 million as of 30 November 2007. This decrease was principally a result of declines in prices in the global and major Asian equity markets during the latter part of FY 2008. The majority of its equity securities at fair value through profit or loss are held to back its liabilities related to AIA investment-linked contracts, the investment risk for which is wholly borne by policyholders.

The AIA Group’s loans and receivables outstanding were US$4,002 million as of 30 November 2008, compared with US$5,665 million as of 30 November 2007. This decrease was primarily due to repayments of inter-company loans of US$1,560 million from other subsidiaries of AIG.

Within the AIA Group’s assets, other than those described above, cash and cash equivalents increased to US$4,164 million as of 30 November 2008 from US$2,583 million as of 30 November 2007, reflecting de-risking of its investment portfolio during FY 2008, in response to adverse conditions in both debt and equity markets in the fourth quarter of 2008.

Liabilities

	Year ended 30 November
	2007	2008
	(in US$ millions)

Insurance and investment contract liabilities	64,240	57,462
Borrowings	1,461	661
Obligations under securities lending and repurchase agreements	5,395	2,718
Liabilities — other than the above	4,142	2,641

Total liabilities	75,238	63,482

The AIA Group’s total liabilities as of 30 November 2008 were US$63,482 million, compared with US$75,238 million as of 30 November 2007. This decrease primarily reflected lower insurance and investment contract liabilities, lower borrowings and obligations in respect of securities lending, and a reduction in “liabilities other than the above”. The decrease in insurance and investment contract liabilities was principally due to the movement in liabilities related to AIA investment-linked contracts comprising the investment return on the matching assets, net deposits or withdrawals, fees charged against account balances and the effects of foreign exchange translation. The decrease in borrowings was mainly due to the repayment of loans to subsidiaries of AIG as long-term notes matured. The decrease in obligations under securities lending and repurchase agreements primarily reflected lower securities lending to related parties and third parties, and lower obligations under repurchase agreements. The decrease in “liabilities other than the above” was principally due to a decrease in deferred tax liabilities.

Equity

The AIA Group’s total equity attributable to shareholders of AIA was US$9,176 million as of 30 November 2008, compared with US$13,616 million as of 30 November 2007. This decrease is primarily related to the decrease in the fair value and foreign currency translation reserves, offsetting an increase in issued share capital and shares yet to be issued and other reserves. Issued share capital, shares yet to be issued, share premium, and other reserves increased to US$1,434 million in FY 2008 from US$699 million in FY 2007, primarily due to a capital injection from the AIG Group of US$731 million. The decrease in the fair value reserve of US$4,520 million was primarily due to unrealised movements in the fair value of available-for-sale financial investments, including holdings of AIG shares. The decrease in the foreign currency translation reserve of US$783 million was due to a strengthening of the US dollar in FY 2008. Retained earnings increased by US$128 million for FY 2008, consisting of net profit attributable to shareholders of AIA Group, of US$473 million, less dividends paid of US$346 million.

7.	Segmental information

This section provides performance highlights of each of the AIA Group’s reporting segments. The AIA Group’s reporting segments are categorised as follows: (i) each Key Market; (ii) combined results for Other Markets; and (iii) the Corporate and Other reporting segment. The Key Markets consist of: Hong Kong (including Macau); Thailand; Singapore (including Brunei); Malaysia; China and Korea. The Other Markets segment consists of the combined results of Australia, Indonesia, the Philippines, New Zealand, Taiwan, Vietnam and the interest in the joint venture in India. The Corporate and Other segment includes the AIA Group’s corporate functions, shared services, and elimination of intragroup transactions.

7.1	Hong Kong

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)

TWPI	2,845	2,916	2,861
Investment income(1)	607	767	779
Operating expenses(2)	133	183	163
Operating profit	408	590	698
Operating profit after tax attributable to shareholders of AIA	368	568	653
Allocated segment equity	2,928	3,839	4,657
Net capital in/(out) flow(3)	(7)	684	(30)
Ratios:
Expense ratio	4.7%	6.3%	5.7%
AIA operating margin	14.3%	20.2%	24.4%
Operating return on allocated equity	14.1%	16.8%	15.4%

(1)	Excludes investment income related to AIA investment-linked contracts.

(2)	Excludes non-operating actuarial gains and losses arising from defined benefit schemes as detailed in Part XV, note 5.

(3)	Capital outflows consist of dividends/profit distributions to the Corporate and Other segment and capital inflows consist of capital injections by the Corporate and Other segment.

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)

TWPI includes:
Renewal premium	2,274	2,455	2,487
First year premium	482	414	357
Weighted single premium (10% of single premium)	89	47	17

Total	2,845	2,916	2,861

Year ended 30 November 2009 compared with year ended 30 November 2008

The Hong Kong reporting segment is the AIA Group’s largest geographical market based on TWPI, generating 24.6% of total TWPI in FY 2009 and more than US$2,400 million of renewal premiums in both FY 2009 and FY 2008. Ordinary individual life insurance and AIA investment-linked products represented 52.5% and 37.7%, respectively, of total TWPI generated in the Hong Kong reporting segment during FY 2009 as compared with 47.0% and 43.3%, respectively, in FY 2008.

Between FY 2008 and FY 2009 renewal premiums increased as AIA persistency remained largely stable, while first year premiums and weighted single premiums decreased, largely driven by a fall in demand for AIA investment-linked products in the first half of FY 2009. Demand for AIA investment-linked products improved significantly in the second half of FY 2009, with growth in first year premiums and weighted single premiums of 68.9% and 149.9%, respectively, compared with the first half of FY 2009. First year premiums in respect of ordinary individual life insurance also increased by 138.3% in the second half of FY 2009 compared with the first half of the year following the launch of an enhanced regular savings product with health and protection benefits. Ordinary individual life remains AIA Hong Kong reporting segment’s most significant product line, with TWPI increasing to US$1,503 million in FY 2009, as compared with US$1,370 million in FY 2008, an increase of 9.8%.

Investment income (excluding investment income from AIA investment-linked contracts) grew 1.6% to US$779 million in FY 2009 from US$767 million in FY 2008 due to an increase in the average size of the investment portfolio following the recapture of an intragroup reinsurance arrangement in March 2008 and positive results of operations in FY 2009.

Operating expenses decreased 10.9% to US$163 million in FY 2009 compared with US$183 million in FY 2008 due in part to the inclusion of certain non-recurring items in FY 2008. The reduction in operating expenses had a positive impact on the expense ratio which improved to 5.7% in FY 2009 compared with 6.3% in FY 2008.

Operating profit grew by 18.3% and operating profit after tax attributable to shareholders of AIA grew by 15.0% to US$698 million and US$653 million, respectively, in FY 2009 from US$590 million and US$568 million, respectively, in FY 2008. These increases were mainly due to the full-year beneficial impact of the reinsurance recapture in FY 2009, lower DAC amortisation as assets under management increased reflecting the strong recovery in investment performance in FY 2009, higher policy surrenders in the first quarter of FY 2009 and reduced finance costs. Investment management expenses and finance costs in FY 2009 of US$52 million decreased 63.1% from the US$141 million incurred in FY 2008 as the AIA Group wound down and largely withdrew from securities lending during the year.

AIA operating margin improved to 24.4% in FY 2009 from 20.2% in 2008, in line with the increase in operating profit.

Operating return on allocated equity decreased to 15.4% in FY 2009 from 16.8% in FY 2008, despite the increase in operating profit after tax attributable to shareholders of AIA, due to the retention of surplus capital in the principal insurance business in Hong Kong. Allocated segment equity is stated after the effects of a dividend remittance to the AIA Group of US$20 million from the pensions trustee business during FY 2009.

Year ended 30 November 2008 compared with year ended 30 November 2007

TWPI increased 2.5% to US$2,916 million in FY 2008 from US$2,845 million in FY 2007. This increase was primarily driven by growth in renewal premiums as a result of stable AIA persistency, partially offset by lower first year and weighted single premiums. In the first half of FY 2008, the AIA Group’s operations in Hong Kong and Macau experienced growth in first year and weighted single premiums. However, in the second half of FY 2008, its first year and weighted single premiums fell significantly due to lower demand. The AIA Group introduced a new suite of protection products called “Executive Life” in Hong Kong in FY 2008, which had a partial mitigating effect, as it increased sales of its ordinary individual life insurance products. As a result, TWPI for ordinary life products increased to US$1,370 million in FY 2008, from US$1,348 million in FY 2007, with first year premiums increasing by 68.5%, from US$57 million in FY 2007 to US$95 million in FY 2008.

The AIA Group also recaptured a portfolio of reinsurance business which had previously been reinsured to another company in the AIG Group. The recapture had no impact on TWPI since this is stated before the effects of ceded reinsurance but resulted in a gain of US$447 million arising on the recapture, which is not reflected in operating profit before and after tax because of its one time nature. The gain arose because the fair value of financial assets received on recapture exceeded the insurance and investment contract liabilities, deferred acquisition and origination costs and the recapture fee of US$190 million.

Investment income (excluding investment income from AIA investment-linked contracts) increased 26.4% to US$767 million in FY 2008 from US$607 million in FY 2007, with the substantial majority of this increase attributable to the reinsurance recapture. As part of this recapture, the AIA Group received a US$2,967 million portfolio of financial investments in FY 2008 which was previously held to match the liabilities ceded by the AIA Group on which investment returns were earned for the last three quarters in FY 2008.

Operating expenses increased 37.6% to US$183 million in FY 2008 from US$133 million in FY 2007, with a portion of this increase attributable to the reinsurance recapture, related to the operating expenses on the ceded business. Operating expenses were also impacted by strategic initiative expenses to broaden the Hong Kong operations’ distribution channels and build wealth management capabilities. Expense ratio increased to 6.3% in FY 2008 from 4.7% in FY 2007.

Operating profit increased 44.6% to US$590 million in FY 2008 from US$408 million in FY 2007. This increase was primarily due to the beneficial effect of the reinsurance recapture, which resulted in more business being retained by the AIA Group, higher investment income and fees on surrenders following the AIG Events. Surrender fees more than offset the acceleration of DAC amortisation relating to surrenders. The growth in operating profit was greater than the growth in TWPI, and AIA operating margin increased to 20.2% in FY 2008 from 14.3% in FY 2007.

Operating return on allocated equity increased to 16.8% in FY 2008 from 14.1% in FY 2007. The increase in operating profit after tax attributable to shareholders of AIA in FY 2008 was partially offset by the impact of a net capital contribution into the AIA Group’s Hong Kong operations of US$684 million.

7.2	Thailand

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)

TWPI	2,164	2,351	2,373
Investment income(1)	557	657	640
Operating expenses(2)	114	132	135
Operating profit	401	424	358
Operating profit after tax attributable to shareholders of AIA	275	303	251
Allocated segment equity	2,737	2,443	2,919
Net capital in/(out) flow(3)	(61)	(74)	(175)
Ratios:
Expense ratio	5.3%	5.6%	5.7%
AIA operating margin	18.5%	18.0%	15.1%
Operating return on allocated equity	11.0%	11.7%	9.4%

(1)	Excludes investment income related to AIA investment-linked contracts.

(2)	Excludes non-operating actuarial gains and losses arising from defined benefit schemes as detailed in Part XV, note 5.

(3)	Capital outflows consist of dividends/profit distributions to the Corporate and Other segment and capital inflows consist of capital injections by the Corporate and Other segment.

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)

TWPI includes:
Renewal premium	1,853	2,009	2,024
First year premium	301	326	337
Weighted single premium (10% of single premium)	10	16	12

Total	2,164	2,351	2,373

Year ended 30 November 2009 compared with year ended 30 November 2008

Thailand is the AIA Group’s second largest market based on TWPI and represented 20.4% of total TWPI in FY 2009. TWPI in Thailand is substantially generated by ordinary individual life insurance products, including health and protection insurance policy riders.

TWPI increased 0.9%, or 4.1% on a constant exchange rate basis, to US$2,373 million in FY 2009 from US$2,351 million in FY 2008 largely due to growth in renewal and first year premiums. Renewal premiums increased across all product lines mainly as a result of stable AIA persistency in FY 2009, while first year premiums were up 3.2%, or 6.7% on a constant exchange rate basis. First year premiums in respect of ordinary individual life insurance products grew 40.1% in the second half of FY 2009 as compared with the first half of FY 2009.

Investment income (excluding investment income from AIA investment-linked contracts) decreased 2.6% to US$640 million in FY 2009 as compared with US$657 million in FY 2008 partly due to the effects of foreign exchange rates; on a constant exchange rate basis, investment income (excluding investment income from AIA investment-linked contracts) increased 1.1% year-on-year. Investment income (excluding investment income from AIA investment-linked contracts) was adversely affected by lower dividends on equity investments in FY 2009.

Operating expenses increased marginally to US$135 million in FY 2009 from US$132 million. As a result, the expense ratio remained largely stable at 5.7% in FY 2009 compared with 5.6% in FY 2008.

Operating profit and operating profit after tax attributable to shareholders of AIA decreased to US$358 million and US$251 million, respectively, in FY 2009 from US$424 million and US$303 million, respectively, in FY 2008, primarily reflecting the effects of depreciation of the Thai Baht during FY 2009.

AIA operating margin decreased to 15.1% in FY 2009 from 18.0% in FY 2008 reflecting the decrease in operating profit. Operating return on allocated equity decreased to 9.4% in FY 2009 from 11.7% in FY 2008 reflecting the deterioration in AIA operating margin and higher allocated segment equity. Allocated segment equity increased to US$2,919 million as of 30 November 2009 from US$2,443 million as of 30 November 2008 reflecting contribution from positive results of operations and a significant improvement in non-operating investment return from a loss after tax of US$493 million in FY 2008 to a gain after tax of US$403 million. The improvement in non-operating investment return was mainly attributable to the recovery in market values of Thai equity securities, the carrying value of which increased from US$781 million at 30 November 2008, to US$1,322 million at 30 November 2009. Allocated segment equity reflected capital repatriation of US$180 million of allocated equity from the AIA Group’s Thai operations during the year.

Year ended 30 November 2008 compared with year ended 30 November 2007

The AIA Group’s core operations in Thailand were not significantly affected by the global economic slowdown and political demonstrations in Thailand in FY 2008. TWPI increased 8.7% to US$2,351 million in FY 2008 from US$2,164 million in FY 2007. On a constant exchange rate basis, the growth was 4.5%. The increase was generated across renewal premium, first year premium and weighted single premium products, particularly ordinary individual life insurance. Renewal premiums increased across all product lines with an overall increase of 8.4% to US$2,009 million in FY 2008 from US$1,853 million in FY 2007. First year premiums increased 8.3% to US$326 million in FY 2008 from US$301 million in FY 2007, primarily due to growth in the bancassurance and agency distribution channels. Weighted single premiums grew 59.3% to US$16 million in FY 2008 from US$10 million in FY 2007.

Investment income (excluding investment income from AIA investment-linked contracts) increased 18.0% to US$657 million in FY 2008 from US$557 million in FY 2007.

Operating expenses increased 15.8% to US$132 million in FY 2008 from US$114 million in FY 2007, primarily due to an appreciation in the Thai Baht against the US dollar and to a lesser extent due to strategic initiatives. The expense ratio increased to 5.6% in FY 2008 from 5.3% in FY 2007.

Operating profit increased 5.7% to US$424 million in FY 2008 from US$401 million in FY 2007. This increase was principally the result of growth in premiums, an associated increase in investment income and an increase in surrender fees following the AIG Events which more than offset the resulting acceleration of DAC amortisation. Surrenders were significantly higher in the fourth quarter of FY 2008, increasing more than threefold compared with the first quarter of the year, particularly in respect of ordinary life products. Despite an increase in operating profit, AIA operating margin decreased to 18.0% in FY 2008 from 18.5% in FY 2007 as operating expenses rose faster than TWPI.

Operating return on allocated equity increased marginally to 11.7% in FY 2008 from 11.0% in FY 2007 reflecting stable growth in operating profit after tax attributable to shareholders of AIA and TWPI in FY 2008.

7.3	Singapore

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)

TWPI	1,514	1,641	1,524
Investment income(1)	538	616	609
Operating expenses(2)	95	129	91
Operating profit	348	333	356
Operating profit after tax attributable to shareholders of AIA	280	233	264
Allocated segment equity	874	871	1,355
Net capital in/(out) flow(3)	(319)	(45)	220
Ratios:
Expense ratio	6.3%	7.9%	6.0%
AIA operating margin	23.0%	20.3%	23.4%
Operating return on allocated equity	33.4%	26.7%	23.7%

(1)	Excludes investment income related to AIA investment-linked contracts.

(2)	Excludes non-operating actuarial gains and losses arising from defined benefit schemes as detailed in Part XV, note 5.

(3)	Capital outflows consist of dividends/profit distributions to the Corporate and Other segment and capital inflows consist of capital injections by the Corporate and Other segment.

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)
TWPI includes:
Renewal premium	1,280	1,407	1,373
First year premium	115	139	111
Weighted single premium (10% of single premium)	119	95	40

Total	1,514	1,641	1,524

Year Ended 30 November 2009 Compared with Year Ended 30 November 2008

The Singapore reporting segment accounted for 13.1% of TWPI in FY 2009 as compared with 13.4% in FY 2008. TWPI decreased 7.1%, or 4.0% on a constant exchange rate basis, to US$1,524 million in FY 2009 from US$1,641 million in FY 2008 largely as a result of a fall in demand for AIA investment-linked products. TWPI for AIA investment-linked products fell 26.4%, or 23.8% on a constant exchange rate basis, as sales in the first half of FY 2008 were boosted by strong growth prior to the introduction of reduced investment options on Central Provident Fund ordinary accounts in April 2008. Sales of AIA investment-linked products improved in the second half of FY 2009 reflecting various sales promotions and the launch of certain wealth management products to target high net worth individuals. These initiatives resulted in growth in first year premiums and weighted single premiums of 29.9% and 183.2%, respectively, between the first and second halves of 2009. TWPI in respect of ordinary individual life products remained stable at US$1,119 million in FY 2009, as compared with US$1,169 million in FY 2008, a decline of 4.3%, or 1.2% on a constant exchange rate basis, accounting for 73.4% of total TWPI in FY 2009, as compared with 71.2% in FY 2008.

Investment income (excluding investment income from AIA investment-linked contracts) decreased 1.1% to US$609 million in FY 2009 from US$616 million in FY 2008 mainly as a result of the depreciation of the average exchange rate of the Singaporean Dollar against the US dollar and because cash balances were used to repay obligations under repurchase agreements, forgoing investment income in order to reduce finance costs. On a constant exchange rate basis, investment income (excluding investment income from AIA investment-linked contracts) increased 2.4% during the year.

Operating expenses fell 29.5% to US$91 million in FY 2009 from US$129 million in FY 2008 as savings in salaries and related expenses were achieved through greater operational efficiency, such as the transfer of certain support functions to a shared service centre in Malaysia. Moreover, operating expenses in FY 2008 included non-recurring items and, as a result, operating expenses in FY 2009 fell to a level more comparable to FY 2007. This resulted in an improvement in expense ratio to 6.0% in FY 2009 from 7.9% in FY 2008, despite the decrease in TWPI.

Operating profit and operating profit after tax attributable to shareholders of AIA increased to US$356 million and US$264 million, respectively, in FY 2009, from US$333 million and US$233 million, respectively, in FY 2008, mainly attributable to the improvement in expense ratio and a decrease in commission and other acquisition expenses during FY 2009, whereas FY 2008 was adversely affected by accelerated DAC amortisation arising from higher than expected surrenders in the aftermath of the AIG Events in the fourth quarter of 2008.

The increase in operating profit led to an improvement in the AIA operating margin to 23.4% in FY 2009 from 20.3% in 2008. Despite this increase, operating return on allocated equity fell to 23.7% in FY 2009 compared to 26.7% in FY 2008, reflecting an increase in allocated segment equity from the retention of earnings and a capital injection of US$220 million to increase the regulatory capital position of the Singapore operations.

Year ended 30 November 2008 compared with year ended 30 November 2007

In FY 2007 and the first half of FY 2008, the AIA Group’s operations in Singapore experienced strong growth in AIA investment-linked products. Sales of single premium AIA investment-linked products exceeded US$1 billion in FY 2007 as policyholders reinvested savings from their Central Provident Fund Ordinary Accounts in search of higher returns. In April 2008, investment restrictions introduced by the Central Provident Fund on the use of Central Provident Fund Ordinary Accounts resulted in substantially lower sales of single premium AIA investment-linked products for the remainder of FY 2008. In the second half of FY 2008, the AIA Group’s operations in Singapore experienced a shift back to demand for traditional ordinary life insurance products, primarily due to the economic slowdown and the resulting decline in equity market values, as well as the investment restrictions introduced by the Central Provident Fund. As a result, TWPI for ordinary individual life increased to US$1,169 million in FY 2008, from US$1,096 million in FY 2007, accounting for 71.2% of TWPI in FY 2008, as compared with 72.4% in FY 2007.

Overall, TWPI increased 8.4% to US$1,641 million in FY 2008 from US$1,514 million in FY 2007. On a constant exchange rate basis, the growth was 1.1%. The increase was primarily due to a rise in renewal premiums and growth in first year premiums in all major lines of business, particularly following the launch of the “Smart Growth” and “Achiever” ordinary life insurance products. This growth was partially offset by lower sales of weighted single premium AIA investment-linked products.

Investment income (excluding investment income from AIA investment-linked contracts) increased 14.5% to US$616 million in FY 2008 from US$538 million in FY 2007.

Operating expenses of the AIA Group’s operations in Singapore increased 35.8% to US$129 million in FY 2008 from US$95 million in FY 2007, primarily due to increased expenses of US$9 million relating to several strategic initiatives to grow the agency distribution channel, build new distribution channels and improve wealth management capabilities and operational efficiency, a provision, and the effects of the appreciation of the Singapore dollar against the US dollar. This led to an increase in expense ratio to 7.9% in FY 2008 from 6.3% in FY 2007.

Operating profit of the AIA Group’s operations in Singapore decreased 4.3% to US$333 million in FY 2008 from US$348 million in FY 2007, primarily due to an acceleration of DAC amortisation and an increase in operating expenses. These factors more than offset the fee income arising on surrenders. This led to a decrease in AIA operating margin to 20.3% in FY 2008 from 23.0% in FY 2007, and a decrease in operating profit after tax attributable to shareholders of AIA.

Operating return on allocated equity declined to 26.7% in FY 2008 from 33.4% in FY 2007 largely reflecting lower operating profit after tax attributable to shareholders of AIA.

7.4	Malaysia

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)

TWPI	667	727	707
Investment income(1)	200	230	223
Operating expenses(2)	52	64	58
Operating profit	123	123	150
Operating profit after tax attributable to shareholders of AIA	85	112	106
Allocated segment equity	272	325	386
Net capital in/(out) flow(3)	(51)	(28)	(54)
Ratios:
Expense ratio	7.8%	8.8%	8.2%
AIA operating margin	18.4%	16.9%	21.2%
Operating return on allocated equity	34.8%	37.5%	29.8%

(1)	Excludes investment income related to AIA investment-linked contracts.
(2)	Excludes non-operating actuarial gains and losses arising from defined benefit schemes as detailed in Part XV, note 5.
(3)	Capital outflows consist of dividends/profit distributions to the Corporate and Other segment and capital inflows consist of capital injections by the Corporate and Other segment.

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)

TWPI includes:
Renewal premium	578	627	611
First year premium	78	91	93
Weighted single premium (10% of single premium)	11	9	3

Total	667	727	707

Year ended 30 November 2009 compared with year ended 30 November 2008

Operations in Malaysia generated operating profit growth of 22.0% between FY 2008 and FY 2009, despite a decrease in TWPI of 2.8% to US$707 million in FY 2009 from US$727 million in FY 2008. The decrease in TWPI was due to the depreciation of the Malaysian Ringgit to US dollar average exchange rate in FY 2009; on a constant exchange rate basis, TWPI increased 3.5% year-on-year. The depreciation also affected renewal premiums and first year premiums. Renewal premiums declined 2.6% but increased 3.8% across all product lines on a constant exchange rate basis over FY 2008, while first year premiums increased 2.0%, or 7.7% on a constant exchange rate basis, led by sales of ordinary individual life insurance products, which accounted for 67.6% of total TWPI in FY 2009.

Investment income (excluding investment income from AIA investment-linked contracts) decreased 3.0% to US$223 million in FY 2009 from US$230 million in FY 2008 due largely to depreciation of the average rate of Malaysian Ringgit against the US dollar. On a constant exchange rate basis, investment income (excluding investment income from AIA investment-linked contracts) grew 3.5% between FY 2008 and FY 2009.

Operating expenses decreased 9.4% to US$58 million in FY 2009 compared with US$64 million in FY 2008 primarily because operating expenses in FY 2008 included certain non-recurring expenses associated with converting the Malaysian operations from a branch to a subsidiary and the establishment of the international Takaful operations, but also reflecting the beneficial effects of foreign exchange. There was a corresponding improvement in the expense ratio to 8.2% in FY 2009 as compared with 8.8% in FY 2008.

Operating profit increased 22.0% to US$150 million in FY 2009 compared with US$123 million in FY 2008, as a result of lower claims and policyholder dividends in FY 2009, following the maturity of an endowment product in FY 2008. This contributed to a more favourable AIA operating margin of 21.2% in FY 2009 as compared with 16.9% in FY 2008.

Operating profit after tax attributable to shareholders of AIA decreased 5.4% between FY 2008 and FY 2009, despite an increase in operating profit, because the effective tax rate applicable on operating profit in FY 2008 was lower than average due to a tax credit received in that year.

Operating return on allocated equity decreased to 29.8% in FY 2009 from 37.5% in FY 2008 largely reflecting higher allocated segment equity. Allocated segment equity has been stated after the effects of a dividend remittance of US$69 million to the AIA Group during the year.

Year ended 30 November 2008 compared with year ended 30 November 2007

Despite the regional economic slowdown in Asia, the AIA Group’s operating unit in Malaysia continued to experience growth in TWPI in FY 2008. TWPI increased 9.1% to US$727 million in FY 2008 from US$667 million in FY 2007. On a constant exchange rate basis, the increase was 4.6%. The increase was primarily due to growth in renewal premiums as a result of stable AIA persistency levels and an increase in first year premiums across all product lines. Single premiums declined in FY 2008 as a result of lower demand for AIA investment-linked products due to declining equity market values. Overall, the product mix remained stable, with ordinary individual life and AIA investment-linked products accounting for 68.0% and 17.4% of total TWPI in FY 2008, respectively, as compared to 68.6% and 17.8%, respectively, in FY 2007.

Investment income (excluding investment income from AIA investment-linked contracts) increased 15.0% to US$230 million in FY 2008 from US$200 million in FY 2007.

Operating expenses increased 23.1% to US$64 million in FY 2008 from US$52 million in FY 2007, partly due to the appreciation of the Malaysian Ringgit against the US dollar and expenses relating to strategic initiatives, such as converting the AIA Group’s branch to a wholly-owned subsidiary and costs associated with setting up its Takaful operations. The expense ratio increased to 8.8% in FY 2008 from 7.8% in FY 2007 as growth in operating expenses outpaced growth in TWPI due to certain non-recurring expenses.

Operating profit remained unchanged at US$123 million in FY 2008 and FY 2007. However, AIA operating margin decreased to 16.9% in FY 2008 from 18.4% in FY 2007 mainly as TWPI increased while operating profit was unchanged.

Operating profit after tax attributable to shareholders of AIA in FY 2008 increased more than the corresponding increase in operating profit mainly due to the recognition of a tax credit of US$41 million relating to a beneficial change in tax regulation in Malaysia. Operating return on allocated equity increased to 37.5% in FY 2008 from 34.8% in FY 2007 largely reflecting the effect of the increase in operating profit after tax attributable to shareholders of AIA and lower net capital outflows during FY 2008. Net capital outflows were lower in FY 2008 as the AIA Group decided to retain more capital in Malaysia to fund future growth when it converted its branch to a wholly-owned subsidiary.

7.5	China

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)

TWPI	806	934	1,018
Investment income(1)	147	184	201
Operating expenses(2)	127	172	181
Operating profit	122	85	89
Operating profit after tax attributable to shareholders of AIA	111	88	68
Allocated segment equity	450	489	601
Net capital in/(out) flow(3)	—	7	16
Ratios:
Expense ratio	15.8%	18.4%	17.8%
AIA operating margin	15.1%	9.1%	8.7%
Operating return on allocated equity	30.2%	18.7%	12.5%

(1)	Excludes investment income related to AIA investment-linked contracts.
(2)	Excludes non-operating actuarial gains and losses arising from defined benefit schemes as detailed in Part XV, note 5.
(3)	Capital outflows consist of dividends/profit distributions to the Corporate and Other segment and capital inflows consist of capital injections by the Corporate and Other segment.

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)

TWPI includes:
Renewal premium	607	755	835
First year premium	161	160	166
Weighted single premium (10% of single premium)	38	19	17

Total	806	934	1,018

Year ended 30 November 2009 compared with year ended 30 November 2008

Operations in China generated TWPI of US$1,018 million in FY 2009 as compared to US$934 million in FY 2008, reflecting the continued efforts to expand distribution capabilities across the branch network. Between FY 2008 and 2009, TWPI increased across all major product lines contributing to an overall growth in TWPI of 9.0%, or 6.6% on a constant exchange rate basis.

Renewal premiums increased 10.6% year-on-year (8.3% on a constant exchange rate basis), as a result of growth in AIA investment-linked products, standalone health and protection products, and group insurance products. First year premiums grew 3.9% between FY 2008 and FY 2009 largely due to improved productivity of the tied agency force. Growth in first year premiums was particularly significant in the second half of FY 2009 as premiums for ordinary individual life insurance increased 46.6% as compared with the first half of FY 2009. TWPI in respect of ordinary individual life products grew 5.0% to US$745 million in FY 2009, from US$710 million in FY 2008, or 2.8% on a constant exchange rate basis, accounting for 73.3% of total TWPI in FY 2009, compared with 76.0% in FY 2008.

Investment income (excluding investment income from AIA investment-linked contracts) increased 9.2% to US$201 million in FY 2009 from US$184 million in FY 2008, mainly due to a larger average balance of assets under management from net inflow of new funds, of which a larger proportion was invested in financial investments in FY 2009 compared with FY 2008. The AIA Group’s operations in China reduced its holding of cash balances to an average of US$127 million in FY 2009 from US$255 million as of 30 November 2008.

Operating expenses increased by 5.2% to US$181 million in FY 2009 from US$172 million in FY 2008 as the operations in China continued to enhance its agency and customer services network and develop its bancassurance and IFA distribution capabilities during the year and reflecting the strengthening of the Renminbi against the US dollar during FY 2009. Despite higher operating expenses, the expense ratio reduced to 17.8% in FY 2009 compared with 18.4% in FY 2008 as growth in TWPI outpaced growth in operating expenses.

Operating profit increased to US$89 million in FY 2009 compared with US$85 million in FY 2008, reflecting higher investment income, whereas operating profit after tax attributable to shareholders of AIA decreased to US$68 million in FY 2009 from US$88 million in FY 2008 as the effective tax rate in FY 2008 reflected the receipt of a one-time tax benefit from filing a consolidated tax return. The effective tax rate on operating profit in FY 2009 of approximately 24% is more closely aligned to the headline corporate income tax rate of 25%.

AIA operating margin for FY 2009 was 8.7% compared with 9.1% in FY 2008 as TWPI grew at a faster rate than operating profit. Operating return on allocated equity fell to 12.5% in FY 2009 compared to 18.7% in FY 2008 influenced by lower operating profit after tax attributable to shareholders of AIA and an increase in allocated equity reflecting retention of earnings from growth of the branch network and an increase in allocated equity of US$16 million, including a capital injection of US$6 million into a real estate development project in Guangdong province.

Year ended 30 November 2008 compared with year ended 30 November 2007

TWPI increased 15.8% to US$934 million in FY 2008 from US$806 million in FY 2007. On a constant exchange rate basis, the growth was 6.0%. The increase was primarily due to growth in renewal premiums across all major product lines and a significant increase in group insurance products across all available premium categories, offset by a decrease in single premiums. The decrease in single premiums reflected lower customer demand for AIA investment-linked products in the second half of FY 2008, which was due in large part to the significant decline in Asian and global equity market values.

Investment income (excluding investment income from AIA investment-linked contracts) increased 25.2% to US$184 million in FY 2008 from US$147 million in FY 2007.

Operating expenses increased 35.4% to US$172 million in FY 2008 from US$127 million in FY 2007, mainly due to higher employee expenses as a result of an increase in headcount combined with an increase in salaries, investments in initiatives to expand the AIA Group’s business in China and the appreciation of the Renminbi against the US dollar, but was offset by a refund of US$7 million of business tax which related to commission expenses. Specifically, AIA China expanded its agency and customer services infrastructure by increasing new sales and services centres to 127 centres in FY 2008 from 104 centres in FY 2007. The expense ratio increased to 18.4% in FY 2008 from 15.8% in FY 2007.

Operating profit decreased 30.3% to US$85 million in FY 2008 from US$122 million in FY 2007, principally as a result of the increase in expenses discussed above. AIA operating margin decreased to 9.1% in FY 2008 from 15.1% in FY 2007 largely for the same reasons that led to the decrease in operating profit in FY 2008.

Operating profit after tax attributable to shareholders of AIA in FY 2008 decreased less than the corresponding reduction in operating profit mainly due to tax savings of approximately US$20 million from the consolidated tax filing of the China branches.

The operating return on allocated equity decreased to 18.7% in FY 2008 from 30.2% in FY 2007 reflecting the decrease in operating profit and an increase in allocated segment equity, including the effect of a capital injection made by the AIA Group relating to a real estate development project in Guangdong province.

7.6	Korea

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)

TWPI	2,178	2,268	1,759
Investment income(1)	233	248	217
Operating expenses(2)	136	132	101
Operating profit	269	281	81
Operating profit after tax attributable to shareholders of AIA	192	218	65
Allocated segment equity	950	1,224	1,227
Net capital in/(out) flow(3)	60	105	11
Ratios:
Expense ratio	6.2%	5.8%	5.7%
AIA operating margin	12.4%	12.4%	4.6%
Operating return on allocated equity	23.7%	20.1%	5.3%

(1)	Excludes investment income related to AIA investment-linked contracts.
(2)	Excludes non-operating actuarial gains and losses arising from defined benefit schemes as detailed in Part XV, note 5.
(3)	Capital outflows consist of dividends/profit distributions to the Corporate and Other segment and capital inflows consist of capital injections by the Corporate and Other segment.

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)

TWPI includes:
Renewal premium	1,421	1,559	1,429
First year premium	683	664	322
Weighted single premium (10% of single premium)	74	45	8

Total	2,178	2,268	1,759

Year ended 30 November 2009 compared with year ended 30 November 2008

Performance of operations in Korea in FY 2009 was affected by ongoing uncertainty in the Korean economy and the AIG Events, which had a more pronounced and longer lasting impact than on other operations due to the previous branding of the Korean operations as AIG Life Korea. The impact on results of operations in Korea was exacerbated by further depreciation of the Korean Won against the US dollar during FY 2009, as the average Korean Won to US dollar exchange rate deteriorated 22.9% to 1,287.00 in FY 2009 from 1,047.12 in FY 2008.

TWPI decreased 22.4% to US$1,759 million in FY 2009 compared to US$2,268 million in FY 2008, although on a constant exchange rate basis the decrease was 4.7%. The 8.3% decrease in renewal premiums between FY 2008 and 2009 was largely attributable to adverse foreign exchange movements; on a constant exchange rate basis renewal premiums increased 11.9% during FY 2009. This increase was driven by a 60.7% growth on a constant exchange rate basis in renewal premiums for AIA investment-linked products in FY 2009.

First year premiums decreased 51.5%, or 39.5% on a constant exchange rate basis, to US$322 million in FY 2009 compared with US$664 million in FY 2008, mainly as a result of weaker sales in the first half of 2009. First year premiums were greater in the second half of FY 2009 as the AIA Group rebranded the Korean operations to AIA Life Korea, led by a 40.2% increase in sales of ordinary individual life insurance in the second half of FY 2009 as compared with the first half.

Investment income (excluding investment income from AIA investment-linked contracts) fell 12.5% to US$217 million in FY 2009 from US$248 million in FY 2008 due to the depreciation of the Korean Won against the US dollar as well as the carry-over effect of lower assets under management during FY 2009 following high policy surrenders in the last quarter of FY 2008 and the first quarter of 2009. On a constant exchange rate basis, investment income (excluding investment income from AIA investment-linked contracts) increased 7.5% year-on-year.

Operating expenses decreased 23.5% to US$101 million in FY 2009 from US$132 million in FY 2008 mainly as a result of the depreciation of the Korean Won against the US dollar and active cost control measures during the year. On a constant exchange rate basis, the decrease in operating expenses was 5.7%. The expense ratio remained largely stable at 5.7% in FY 2009 compared with 5.8% in FY 2008 as both operating expenses and TWPI were affected by the depreciation in the Korean Won.

Operating profit and operating profit after tax attributable to shareholders of AIA decreased to US$81 million and US$65 million, respectively, in FY 2009, from US$281 million and US$218 million, respectively, in FY 2008 due to the effects of depreciation of the Korean Won and the impact of increased DAC amortisation in respect of AIA investment-linked contracts and variable universal life products of approximately US$90 million in FY 2009. This increase in DAC amortisation resulted from a revision to AIA persistency assumptions in respect of investment-linked and variable universal life policies reflecting higher than anticipated surrenders and premium holidays were experienced during FY 2009.

A further factor contributing to the reduction in operating profit was an increase in claims in FY 2009 estimated at US$40 million, particularly in respect of cancer products, where claims increased significantly due to enhanced awareness of and access to health screening. Steps have since been taken to limit the exposure to products with long-term guaranteed rates that offer protection against cancer risk and to update insurance contract liabilities to reflect the increase in historical claims experience. In addition, operating profit in FY 2008 benefited from approximately US$40 million of surrender gains following the AIG Events in the last quarter of 2008.

Both AIA operating margin and operating return on allocated equity were adversely affected by the deterioration in operating profit and decreased to 4.6% and 5.3%, respectively, in FY 2009 from 12.4% and 20.1%, respectively, in FY 2008.

Year ended 30 November 2008 compared with year ended 30 November 2007

The AIA Group’s business in Korea experienced growth in the first half of FY 2008, but was adversely affected by the financial market downturn and the AIG Events in the second half of FY 2008. The depreciation of the Korean Won against the US dollar in FY 2008 also had an adverse impact on the results of the AIA Group’s business in Korea.

TWPI increased 4.1% to US$2,268 million in FY 2008 from US$2,178 million in FY 2007. On a constant exchange rate basis, the increase was 17.3%. This increase was primarily due to a growth in renewal premiums of 9.6% (24.2% on a constant exchange rate basis), partially offset by a 2.8% decrease in first year premiums, although on a constant exchange rate basis first year premiums increased 8.5%. In the first half of FY 2008, AIA Korea experienced growth in first year and single premiums, particularly with respect to variable universal life products. In the second half of FY 2008, AIA Korea’s sales of AIA investment-linked products fell significantly, which was mainly attributable to the significant decline in values in the Asian and global equity markets and the AIG Events. In Korea, response to the AIG Events was particularly marked as the local operations were branded AIG Life Korea, which, in particular, affected the bancassurance distribution channel adversely.

Korea was a significant geographical market with respect to the AIA Group’s standalone health and protection insurance product line in FY 2008. During FY 2008, first year premiums for standalone health and protection insurance products decreased 27.7% (19.2% on a constant exchange rate basis) due to declining demand in these products, reflecting increased competition and decline in sales of insurance products through the direct marketing channel, and the depreciation of the Korean Won against the US dollar.

Investment income (excluding investment income from AIA investment-linked contracts) increased 6.4% to US$248 million in FY 2008 from US$233 million in FY 2007.

Operating expenses decreased 2.9% to US$132 million in FY 2008 from US$136 million in FY 2007, primarily due to the depreciation of the Korean Won against the US dollar in FY 2008. The expense ratio decreased to 5.8% in FY 2008 from 6.2% in FY 2007, partially reflecting greater operational efficiencies.

Operating profit increased 4.5% to US$281 million in FY 2008 from US$269 million in FY 2007, primarily as a result of an increase in surrender fees following the AIG Events, which more than offset the resulting acceleration of DAC amortisation relating to such surrendered policies. Surrenders increased significantly in September 2008, particularly in respect of investment-linked and annuity products and products sold through the bancassurance distribution channel.

The Korean operations’ AIA operating margin remained at 12.4% in FY 2008 and FY 2007.

The increase in operating profit after tax attributable to shareholders of AIA for FY 2008 compared with FY 2007 was greater than the corresponding increase in operating profit, partly due to a lower deferred tax charge in respect of FY 2008, as a reduction in corporate tax rates to 22% from 2012 has been announced (compared to 24% in FY 2008). However, operating return on allocated equity decreased to 20.1% in FY 2008 from 23.7% in FY 2007, despite the increase in operating profit after tax attributable to shareholders of AIA, primarily due to the effects of a depreciation of the Korean Won against the US dollar and a capital contribution from the AIA Group to support local solvency following significant annuity surrenders.

The Korean operations experienced annuity surrenders of US$1,023 million in FY 2008, compared with US$250 million in FY 2007. These surrender cash outflows were reflected in the statement of financial position as a decrease in assets, offset by a decrease in liabilities. Given the adverse market conditions at the time, the Korean operations chose to maintain its investment in a portfolio of US dollar denominated assets originally held to back the annuity business, thereby creating a temporary currency mismatch of assets and liabilities. As a result, monthly surrenders for October 2008 and November 2008 of US$158 million and US$79 million, respectively, were significantly reduced from the peak in September 2008 of US$526 million.

7.7	Other Markets

Other Markets includes the results of the AIA Group’s operations in Australia, the Philippines, Indonesia, Vietnam, New Zealand and Taiwan, and the AIA Group’s interest in its joint venture in India, which is reflected in the AIA Group’s consolidated financial information using the equity method of accounting.

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)

TWPI	1,184	1,366	1,390
Investment income(1)	352	397	400
Operating expenses(2)	157	173	170
Operating profit	170	188	191
Operating profit after tax attributable to shareholders of AIA	105	153	137
Allocated segment equity(3)	1,135	1,314	1,445
Net capital in/(out) flow(4)	(1)	118	18
Ratios:
Expense ratio	13.3%	12.7%	12.2%
AIA operating margin	14.4%	13.8%	13.7%
Operating return on allocated segment equity	10.0%	12.5%	9.9%

(1)	Excludes investment income related to AIA investment-linked contracts.
(2)	Excludes non-operating actuarial gains and losses arising from defined benefit schemes as detailed in Part XV, note 5.
(3)	Allocated segment equity includes capital allocations in the form of subordinated inter-company debt.
(4)	Capital outflows consist of dividends/profit distributions to the Corporate and Other segment and capital inflows consist of capital injections by the Corporate and Other segment.

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)

TWPI includes:
Renewal premium	861	1,015	1,020
First year premium	296	325	358
Weighted single premium (10% of single premium)	27	25	12

Total	1,184	1,366	1,390

Year ended 30 November 2009 compared with year ended 30 November 2008

The collective performance of the AIA Group’s Other Markets segment continued to increase with TWPI and operating profit in FY 2009 exceeding the corresponding amounts in FY 2008 and FY 2007. As the purchase of a 51% interest in Ayala Life was concluded only shortly before the AIA Group year end, this purchase had no impact on TWPI for FY 2009.

TWPI for Other Markets grew 1.7% to US$1,390 million in FY 2009 from US$1,366 million in FY 2008, corresponding to an increase of 12.6% on a constant exchange rate basis. In common with the performance of the Key Markets reporting segments, TWPI growth in the second half of FY 2009 was stronger in most of the AIA Group’s operations in Other Markets, and across most product lines, compared with the first half of the year. Overall, TWPI grew 24.7% in the second half of FY 2009, as compared with the first half of the year. The increase in TWPI was led by growth in group insurance products, which represented 32.9% of overall TWPI for Other Markets in FY 2009 compared with 20.9% in FY 2008.

The overall growth in TWPI in Other Markets was led by the operations in Australia and Vietnam. TWPI for the Australian operations increased 37.8% to US$576 million in FY 2009 from US$418 million in FY 2008, or 53.5% on a constant exchange rate basis, as a result of strong growth in group insurance products and expansion of AIA Australia’s distribution channels to include bancassurance in FY 2009. AIA Australia acquired significant new corporate accounts during the year, enabling it to attain a leading position in the Australian group insurance market in FY 2009. In Vietnam, TWPI increased 11.9% to US$43 million in FY 2009 from US$38 million in FY 2008, or 21.2% on a constant exchange rate basis, mainly attributable to growth in ordinary individual life insurance products. In October 2009, the AIA Group sold its interest in its joint venture operation in Indonesia, PT Asuransi AIA Indonesia. The sale generated a loss on disposal of US$29 million. The AIA Group continues to operate in Indonesia through its wholly-owned subsidiary PT AIA Financial.

Investment income (excluding investment income from AIA investment-linked contracts) increased 0.8% to US$400 million in FY 2009 from US$397 million in FY 2008. On a constant exchange rate basis, investment income (excluding investment income from AIA investment-linked contracts) grew 10.3% year-on-year.

Operating expenses decreased marginally to US$170 million in FY 2009 from US$173 million in FY 2008 but increased 8.3% on a constant exchange rate basis mainly as a result of higher spending on strategic initiatives during

FY 2009, particularly in Australia, as the AIA Group invests in diversifying its distribution capabilities and improving operational efficiency. Its expense ratio improved to 12.2% in FY 2009 compared with 12.7% in FY 2008 as growth in TWPI outpaced the increase in expenses.

Operating profit increased to US$191 million in FY 2009 from US$188 million in FY 2008 mainly attributable to a decrease in the AIA Group’s share of losses associated with its interest in its joint venture in India, which fell to US$22 million in FY 2009 from US$29 million in FY 2008. Despite the growth in operating profit, operating profit after tax attributable to shareholders of AIA decreased to US$137 million in FY 2009 compared to US$153 million in FY 2008.

AIA operating margin remained broadly unchanged at 13.7% in FY 2009 and 13.8% in FY 2008, reflecting stable operating profit. Excluding the share of losses from associates and joint ventures, the AIA operating margin was 15.3% in FY 2009, a slight deterioration compared with FY 2008 of 15.9%, but higher than 15.0% in FY 2007.

Operating return on equity declined to 9.9% in FY 2009 as compared with 12.5% in FY 2008, reflecting lower operating profit after tax attributable to shareholders of AIA and higher allocated equity as the AIA Group retained earnings in local operations in order to provide capital to support further growth. During FY 2009 capital allocated to the Other Markets segment increased US$18 million, primarily reflecting a US$75 million increase in the Philippines as a result of sales of former subsidiaries less a dividend of US$25 million to ALICO and increases in capital allocated to the AIA Group’s operations in Australia, Vietnam and its ongoing operations in Indonesia, which more than offset a decrease of US$62 million resulting from the sale of PT Asuransi AIA Indonesia.

Year ended 30 November 2008 compared with year ended 30 November 2007

Despite the regional economic slowdown, most of the AIA Group’s operating units in Other Markets experienced TWPI growth in FY 2008. Overall, the AIA Group’s operations in Other Markets saw TWPI grow 15.5% to US$1,366 million in FY 2008 from US$1,184 million in FY 2007. On a constant exchange rate basis, the increase was 12.7%.

The AIA Group’s Australian operations were the largest contributor to TWPI among the Other Markets segment, representing 30.6% on a TWPI basis in FY 2008. In Australia, TWPI increased across all product lines and premium types with an overall increase of 33.2%, primarily as a result of a significant increase in group and standalone health and protection insurance premiums. The AIA Group’s group insurance business in Australia acquired a number of large corporate customers, while growth in standalone health and protection insurance business was driven primarily by higher sales achieved through greater focus on the IFA channel throughout FY 2008. Most of the AIA Group’s other operating units within the Other Markets segment experienced growth in investment-linked and group product premiums. Its operations in Vietnam saw first year premiums grow at 19.6% in FY 2008, which was mainly due to increased sales of universal life products.

Investment income (excluding investment income from AIA investment-linked contracts) increased 12.8% to US$397 million in FY 2008 from US$352 million in FY 2007.

Operating expenses increased 10.2% to US$173 million in FY 2008 from US$157 million in FY 2007. This increase was primarily driven by strategic initiatives undertaken in operating units in Indonesia, Australia and Vietnam, such as distribution channel expansion and systems improvements, and local currency appreciation against the US dollar in FY 2008. The expense ratio decreased marginally to 12.7% in FY 2008 from 13.3% in FY 2007.

Operating profit increased 10.6% to US$188 million in FY 2008 from US$170 million in FY 2007. Operating profit increased in most of its operating units in Other Markets due to higher sales and higher investment income. Operating profit also includes the effect of equity accounting for the AIA Group’s share of losses from associates and joint ventures of US$29 million in FY 2008 and US$8 million in FY 2007. The AIA operating margin decreased to 13.8% in FY 2008 from 14.4% in FY 2007, mainly as a result of TWPI increasing at a greater rate than operating profit before tax.

Operating return on allocated equity increased to 12.5% in FY 2008 from 10.0% in FY 2007, reflecting the increase in operating profit after tax attributable to shareholders of AIA and the effects of capital allocations by the AIA Group to support continued expansion in Australia of US$18 million (in the form of subordinated debt), in Vietnam of US$23 million, in Taiwan of US$9 million, as well as US$50 million (in the form of subordinated debt) in Indonesia to support local solvency requirements in FY 2008. In addition, the AIA Group invested US$44 million in its joint venture in India in FY 2008.

7.8	Corporate and Other

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)

Investment income(1)	72	45	(10)
Operating expenses(2)	148	104	82
Operating loss	(99)	(81)	(88)
Operating loss after tax attributable to shareholders of AIA	(146)	(87)	(106)
Allocated segment equity(3)	985	689	909
Net capital in/(out) flow(4)	285	(377)	383

(1)	Excludes investment income related to AIA investment-linked contracts.
(2)	Excludes non-operating actuarial gains and losses arising from defined benefit schemes as detailed in Part XV, note 5.
(3)	Allocated segment equity includes capital allocations in the form of subordinated into company debt.
(4)	Capital outflows consist of dividends/profit distributions to the Corporate and Other segment and capital inflows consist of capital injections by the Corporate and Other segment.

Year ended 30 November 2009 compared with year ended 30 November 2008

The activities of the Corporate and Other segment consist of the AIA Group’s corporate functions, shared services and eliminations of intragroup transactions. The Corporate and Other segment holds the majority of the AIA Group’s investment in AIG shares.

Investment income (excluding investment income from AIA investment-linked contracts) decreased to a net loss of US$10 million in FY 2009 from a net gain of US$45 million in FY 2008 reflecting lower interest income.

Operating expenses for this segment are stated net of fees for intra-group corporate services which are charged to the reporting segments. Operating expenses decreased to US$82 million in FY 2009 from US$104 million in FY 2008 as the AIA Group further refined its corporate service fee charging policy and rationalised headcount in certain central support functions, reducing head office personnel by some 200 individuals. Taking all of the above, together with a substantial reduction in investment management and finance costs, the operating loss grew to US$88 million in FY 2009 compared with US$81 million in FY 2008.

The allocated segment equity increased in FY 2009 reflecting capital contribution from AIG, less net redeployment of capital to other segments and payment of dividends to AIG.

Year ended 30 November 2008 compared with year ended 30 November 2007

Investment income (excluding investment income from AIA investment-linked contracts) decreased 37.5% to US$45 million in FY 2008 from US$72 million in FY 2007 as capital from the Corporate and Other segment was redeployed to support continued expansion of the AIA Group’s business and capital requirements of other segments, thereby decreasing funds available for investment in this reporting segment.

Operating expenses are stated net of fees for intra-group corporate services which are charged to the reporting segments. Operating expenses decreased 29.7% to US$104 million in FY 2008 from US$148 million in FY 2007, reflecting refinement in the basis of charging expenses, within the AIA Group. The operating loss decreased 18.2% to US$81 million in FY 2008 from US$99 million in FY 2007 mainly as a result of the reduction in investment income, partially offset by the reduction in operating expenses.

Operating loss after tax attributable to shareholders of AIA reduced to US$87 million in FY 2008 from US$146 million in FY 2007, representing a greater reduction than in the operating loss, primarily due to a reversal of deferred tax liabilities during FY 2008.

Allocated segment equity decreased in FY 2008 reflecting redeployment of capital to other segments to support business expansion and capital requirements as well as payment of dividends to the AIG Group.

8.	Liquidity and capital resources

The AIA Group manages its liquidity and capital resources on a group-wide basis, as well as at the level of its subsidiaries and branches. Its principal cash inflows come from insurance premiums, deposits, policy fees, management fees for its AIA investment-linked products and annuity sales. In the case of AIA, as discussed below at section 11 of this Part XIII, its principal capital inflows will be dividends from AIA Co and its principal capital outflows will be dividends to shareholders.

The principal sources of funds generated by the AIA Group’s insurance operations are generally affected by fluctuations in the level of policy surrenders, withdrawals, maturities, benefits and claims and guarantees to policyholders. The AIA Group’s operating units may face liquidity pressure in the form of unexpected cash demands that could arise from an increase in the level of policyholders terminating policies. The AIA Group closely monitors and manages the level of surrenders in order to minimise such liquidity risk. AIA is a holding company and depends upon dividends and other distributions and payments from AIA Co for its cash flow, and AIA Co depends upon dividends and other distributions and payments from the AIA Group’s operating subsidiaries and branches for substantially all of its cash flow. The payment of dividends and other distributions and payments by the AIA Group’s subsidiaries and branches are regulated by applicable insurance, foreign exchange and tax laws, rules and regulations. The amount and timing of certain dividends, distributions and other payments by the AIA Group’s insurance subsidiaries or branches require regulatory approval. In particular, the payment of dividends, distributions and other payments to AIA by AIA Co is subject to the oversight of the OCI. As a holding company, the ability of AIA to pay dividends and meet other obligations depends on dividends and other payments from its operating subsidiaries and branches, which are subject to contractual, regulatory and other limitations.

Liquidity is also available from the AIA Group’s portfolio of investment assets. Its investments generally comprise highly liquid and marketable securities, which generally could be liquidated to meet cash needs. As of 30 November 2009, its cash and cash equivalents were US$3,405 million. The AIA Group seeks to augment its liquidity by employing various liability management techniques, including staggering of maturities of term deposits and investing in marketable short-term securities. As of 30 November 2009, its investments in fixed maturity securities had a fair value of US$52,201 million. In some of the markets in which it invests, the AIA Group is subject to market liquidity risk due to the significant size of its local currency denominated investments. In some of the markets in which it invests, its ability to sell investments in a sizeable volume without affecting the markets may be limited.

The AIA Group’s cash inflows and existing cash balances are used to pay liabilities under various life insurance, annuity and health and protection insurance products, and to purchase investment assets. The AIA Group also uses its funds to pay operating expenses, income taxes and dividends that may be declared and payable to its shareholders.

Foreign exchange rate risk arises from the AIA Group’s capital being held in multiple currencies in the Asia Pacific region. The AIA Group’s primary concern is potential gains and losses to the group-level solvency position that could result from translation of local currencies into the US dollar. The US dollar is the functional currency for solvency margin reporting to the Hong Kong Office of the Commissioner of Insurance. Foreign exchange rate risk can also arise from gains or losses that result from the conversion of profits distributed to AIA Co that are denominated in local currencies to the US dollar. The AIA Group actively monitors the exposure of its capital position to such foreign exchange rate risks and undertakes appropriate hedging strategies to mitigate such risks, to the extent they are inconsistent with the AIA Group’s risk appetite.

Cash flows

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)

Profit before tax	2,798	42	2,580
Net cash (used in)/provided by operating activities	1,634	2,287	(1,101)
Net cash (used in)/provided by investing activities	(72)	(168)	(98)
Net cash (used in)/provided by financing activities	(62)	(414)	348

Net increase in cash and cash equivalents	1,500	1,705	(851)
Cash and cash equivalents at the beginning of the financial year	1,035	2,583	4,164
Effect of exchange rate changes on the balance of cash held in foreign currencies at the beginning of the financial year	48	(124)	92

Cash and cash equivalents at end of the financial year	2,583	4,164	3,405

Operating activities

Net cash used in operating activities was US$1,101 million in FY 2009 compared with net cash provided by operating activities of US$2,287 million in FY 2008, primarily reflecting the repositioning of the AIA Group’s investment portfolio during the third and fourth quarters of FY 2009. During FY 2007 and FY 2008, the AIA Group de-risked its balance sheet and maintained a high cash balance in response to the AIG Events and to meet potential obligations as it wound down and largely withdrew from securities lending. The AIA Group increased its investment activities significantly in the second half of FY 2009 as debt and equity markets recovered and the economic and trading outlook became more positive, funded mainly by cash generated from operating activities. The impact of the AIA Group’s portfolio re-risking as it re-entered the market at the end of FY 2009 was muted because of the substantial cash balances that it had built up.

Net cash provided by operating activities was US$2,287 million in FY 2008, an increase from US$1,634 million in FY 2007. The increase in cash provided by operating activities over this period was primarily due to realisation of financial investments, and due to changes in the AIA Group’s investment strategy in the latter half of FY 2008 which resulted in an increase in the proportion of net cash inflows from its insurance business held as cash and cash equivalents, rather than invested in financial investments.

Of cash and cash equivalents at 30 November 2009, US$764 million was held to back investment-linked contracts, as compared with US$1,116 million at 30 November 2008. The AIA Group held a balance of cash and cash equivalents of US$160 million as at 30 November 2008 in respect of securities lending as compared with nil as at 30 November 2009 as it largely withdrew from securities lending during the year.

As at 28 February 2010 cash and cash equivalents of the AIA Group were US$3,887 million (30 November 2009 US$3,405 million).

Investing activities

Investing activities consist of acquisitions and divestitures of subsidiaries and associates and acquisitions and disposals of investment property and intangible assets. Net cash used in investing activities was US$98 million in FY 2009, a decrease from US$168 million in FY 2008. The decrease in cash used in investing activities over this period was primarily due to a reduction in purchases of investment property, plant and equipment.

Net cash used in investing activities was US$168 million in FY 2008, an increase from US$72 million in FY 2007. The increase in cash used in investing activities over this period was primarily due to investment activities in investment property, plant and equipment.

Financing activities

Net cash provided by financing activities was US$348 million in FY 2009 compared with net cash used in financing activities of US$414 million in FY 2008. This increase reflected the repayment of a substantial portion of loans from fellow subsidiaries of AIG in FY 2008 and the capital contribution the AIA Group received from AIG during FY 2009 of US$401 million, primarily in relation to separation activities including the withdrawal from securities lending, reimbursement of separation costs, the sale of the AIA Group’s investment management operations to AIG and the disposal of other entities to third parties.

Net cash used in financing activities was US$414 million in FY 2008, an increase from US$62 million in FY 2007. The increase in cash used in financing activities over this period was primarily due to repayment of borrowings from subsidiaries of AIG and an increase in dividend payments to AIA’s parent. These amounts offset the cash inflow from a capital contribution by AIA’s parent.

Insurance solvency margin

The AIA Group is in compliance with the solvency and capital adequacy requirements of its regulators. Its primary insurance regulator at the group level is the OCI, which requires that AIA meet the solvency margin requirements of the ICO. AIA defines “Total Available Capital” as the amount of assets in excess of liabilities measured in accordance with ICO and “Required Capital” as the minimum required margin of solvency calculated in accordance with ICO. The ICO (among other matters) sets minimum solvency margin requirements that an insurer must meet in order to be authorised to carry on insurance business in or from Hong Kong. The “Solvency Margin Ratio” is the ratio of Total Available Capital to Required Capital. The ICO requires Hong Kong regulated insurance entities within the AIA Group to maintain Total Available Capital that is not less than 100% of the required minimum solvency margin, such that Total Available Capital exceeds Required Capital.

Capital and Regulatory Orders Specific to the AIA Group

The AIA Group is subject to regulatory orders designed to protect the AIA Group’s assets in several of its geographical markets. The orders imposed by the following regulators are summarised below.

Hong Kong Office of the Commissioner of Insurance

Letters dated 17 September 2008 were issued from the OCI to each of AIA Co and AIA-B (“Section 35 Orders”) requiring each of AIA Co or AIA-B, including all of their branches, as appropriate:

1)	to ensure that all insurance business and all transactions with any “specified person” (which includes but is not limited to its branches, directors, controllers, shareholders and associates or group companies) is on normal commercial terms;

2)	to ensure that AIA Co or AIA-B not place any deposit with or transfer assets (except for normal insurance transactions) or provide financial assistance to any specified person without first obtaining written consent from the OCI; and

3)	to inform the OCI as soon as practicable of any circumstances which may put the interest of policyholders or potential policyholders at risk.

Among other consequences, the Section 35 Orders place restrictions on the ability of AIA Co and AIA-B to engage in capital related transactions with specified persons. Accordingly, the Section 35 Orders restrict the ability of AIA Co and AIA-B to pay dividends to their parent companies, and limit their ability to engage in intercompany transactions with specified persons, such as payment of intercompany service fees without first obtaining written consent from the OCI.

By further letters dated 18 September 2008 to AIA Co and AIA-B, the OCI required that AIA Co or AIA-B as appropriate not acquire a new controller without first obtaining written consent from the OCI.

By letters to AIA Co and AIA-B dated 15 March 2010, the OCI confirmed that the requirements contained in its letters dated 17 and 18 September 2008 remain in force.

Monetary Authority of Singapore

Since October 2008, the Monetary Authority of Singapore (“MAS”) has issued certain directions to AIA Singapore specifying that it comply with increased capital adequacy requirements. In addition, the directions provide that prior MAS consent be sought in respect of certain transactions including transfers or disposals of certain assets (including land or buildings) and financing and guarantee arrangements. The directions also impose certain additional reporting requirements on AIA Singapore.

Bermuda Monetary Authority

By a Letter of Undertaking dated 18 December 2008, American International Company Limited (“AICO”), in its capacity as the licensed Insurance Manager of AIA-B, made certain undertakings to the Bermuda Monetary Authority (“BMA”).

In the Letter of Undertaking, AICO:

1)	undertakes to ensure that AIA-B would seek prior approval from the BMA before entering into transactions outside the normal course of business; and

2)	undertakes to submit a daily basis report to the BMA on: (i) transfers of more than US$1,000,000 per transaction or an aggregate amount of greater than US$1,000,000 per day from AIA-B to another jurisdiction other than where the fund originated; (ii) transactions of greater than US$15,000,000 whether incoming or outgoing; (iii) all material issues having an impact threshold of equal to or greater than 10% of AIA-B’s total statutory capital and surplus.

China Insurance Regulatory Commission

Notices issued by the China Insurance Regulatory Commission (“CIRC”) ordered AIA Shanghai Branch, Guangdong Branch, Jiangsu Branch, Beijing Branch, Shenzhen Branch, Suzhou Central Sub-Branch, Dongguan Sub-Branch and Jiangmen Sub-Branch to:

1)	maintain sufficient funds to cope with possible cancellations and to prevent liquidity risks and monitor the liquidity daily; and

2)	enhance capital fund safety by: (a) not entering into any mortgage, guarantee, letter of credit or incurring debt other than in the normal course of business; (b) not transferring any assets or funds outside of the PRC; and (c) obtaining approval from the CIRC on any affiliated transaction with AIG including reinsurance transactions (so as to prevent capital and assets from flowing outside of the PRC).

Bank Negara Malaysia

Under a letter dated 16 September 2008, Bank Negara Malaysia (“BNM”) requested AIA Malaysia to obtain prior written approval of BNM in relation to the following:

1)	payment of dividends (interim and/or final) to its shareholders (being in addition to the general requirement to obtain a no objection from BNM prior to declaring a dividend exceeding a prescribed statutory amount);

2)	extension of credit facilities to related-parties within the AIG Group;

3)	guarantees or undertakings given to/on behalf of related-parties within the AIG Group; and

4)	any other related-party transactions, excluding any transaction in the ordinary course of AIA Malaysia business relating to insurance policies, reinsurance cessions and claims.

Other Orders

Correspondence has also been issued to the AIA Group by the Mandatory Provident Fund Schemes Authority in Hong Kong and the regulators in Taiwan, Brunei and Vietnam. Pursuant to this correspondence, regular updates are to be provided to the regulators, and certain regulators must provide their consent before assets are transferred or transactions are entered into with connected parties.

A number of transactions undertaken in FY 2008 and FY 2009 enhanced the company solvency position of the AIA Group. Effective 28 February 2009, AIA-B and AIA Australia, among others, became subsidiaries of AIA Co. On 3 November 2009, beneficial ownership of Philamlife was transferred to AIA Group. In particular, the integration of AIA-B as a wholly-owned subsidiary of AIA Co substantially strengthened solvency and capital position. The information below illustrates AIA Co and AIA-B’s Total Available Capital, Required Capital and Required Solvency Margin Ratio under the ICO at the end of FY 2007, FY 2008 and FY 2009.

AIA Co

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)

Total Available Capital	2,551	2,751	4,811
Required Capital	1,357	1,316	1,547
Solvency Margin Ratio	188%	209%	311%

AIA-B

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)

Total Available Capital	2,519	1,469	2,742
Required Capital	648	684	911
Solvency Margin Ratio	389%	215%	301%

Combined with the capital contributions of AIA Australia and Philamlife into AIA Co, the Total Available Capital, Required Capital and Solvency Margin Ratio as of 30 November 2009 of AIA Co under the ICO was approximately US$4,811 million, US$1,547 million and 311%, respectively.

The AIA Group’s individual branches and subsidiaries are also subject to the supervision of government regulators in the jurisdictions in which those branches and subsidiaries are domiciled. AIA-B, although domiciled in Bermuda, is also required to comply with the solvency margin requirements under the ICO because of its substantial insurance business carried on in Hong Kong. The various regulators overseeing the AIA Group actively monitor its solvency margin position. AIA Co and AIA-B submit annual filings to the OCI setting forth their solvency margin ratios based on their annual audited accounts, and the AIA Group’s operating units make similar annual filings with their respective local regulators. The AIA Group’s operating units were in compliance with the solvency margin requirements of their respective local regulators at 30 November 2007, 2008 and 2009.

9.	Indebtedness

Borrowings and obligations under securities lending and repurchase agreements

As of 30 November 2009, the AIA Group had borrowings of US$688 million outstanding. Of these borrowings, US$549 million were in the form of bank loans, US$85 million in the form of bank overdrafts, US$50 million in the form of loans from fellow subsidiaries of AIG and US$4 million in the form of other loans.

The most material financing transaction that the AIA Group is a party to is a five-year variable rate term loan facility dated 23 November 2007 relating to a refinancing of a loan facility for AIA Central. The available facility and amount outstanding as of 30 November 2009 was US$542 million. The loan facility for AIA Central is on standard commercial terms and on a non-recourse basis, principally secured against assets of the AIA Group’s subsidiary company, Bayshore Development Group Limited (“Bayshore”), a 90% owned subsidiary of the AIA Group which owns AIA Central in Hong Kong, and shares held by Grand Design Development Limited, a wholly-owned subsidiary company, and the immediate parent of Bayshore, in Bayshore.

The remaining bank loan relates to a three-year fixed rate term loan facility commencing 31 August 2007, held by the AIA Group’s Thai operations. The available facility and amount outstanding as of 30 November 2009 was US$7 million. The loan facility, which is on standard commercial terms and on a non-recourse basis, is secured against a piece of land held by the AIA Group’s Thai operations and is subject to AIA maintaining a certain minimum solvency ratio in respect of its regulated life insurance business in Thailand.

As of 30 November 2009, the AIA Group had no material bank loans other than as described immediately above.

Changes to liquidity and indebtedness subsequent to 30 November 2009

As of 28 February 2010, cash and cash equivalents were US$3,887 million (30 November 2009 US$3,405 million). As of 28 February 2010, the AIA Group borrowings had decreased to US$628 million outstanding (30 November 2009 US$688 million) principally reflecting a fall in bank loan balances.

The net cash position is defined as cash and cash equivalents less borrowings. At 28 February 2010 the net cash position was US$3,259 million. Since this date net cash has decreased as a result of normal investing and trading activity. There has been no significant change in the borrowings of the AIA Group or in the long term banking facilities available to the AIA Group.

Operational borrowings

The following operational borrowing as a ratio of total equity attributable to shareholders of AIA is presented on a consistent basis as of 30 November 2007, 2008 and 2009. For the purpose of this analysis, operational borrowings include short-term loans from fellow subsidiaries of AIG arising from an intra-group corporate reorganisation and borrowings and obligations under repurchase agreements. It excludes obligations under agreements related to securities lending since the AIA Group largely withdrew from all securities lending in November 2009.

•	As of 30 November 2007, the AIA Group’s operational borrowing as a percentage of total equity attributable to shareholders of AIA was 22.3%. Excluding loans from fellow subsidiaries of AIG, the ratio of operational borrowing to total equity attributable to shareholders of AIA was 16.4%

•	As of 30 November 2008, the AIA Group’s operational borrowing as a percentage of total equity attributable to shareholders of AIA decreased to 15.4% despite a 32.6% decrease in equity attributable to shareholders of AIA to US$9,176 million from US$13,616 million in the previous year. The decrease in equity was principally driven by negative fair value and foreign currency translation reserves; while the decrease in operational borrowings reflects a substantial reduction in obligations under repurchase agreements (which decreased to US$755 million) and repayment of a substantial portion of related party borrowings (which decreased the related party borrowings to US$20 million).

•	As of 30 November 2009, the AIA Group’s ratio of operational borrowing as a percentage of total equity attributable to shareholders of AIA decreased further to 6.4% largely due to a reduction in obligations under repurchase agreements, which decreased 62.4% to US$284 million as of 30 November 2009 from US$755 million in the previous year, combined with a significant increase in equity attributable to shareholders of AIA to US$15,252 million as of 30 November 2009 compared with US$9,176 million in the previous year. The latter was largely driven by a recovery in market values of financial investments towards the end of FY 2009.

Contractual obligations

Commitments under operating leases

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)

Properties and others
Not later than one year	64	69	76
Later than one and not later than five years	121	136	102
Later than five years	117	101	94

Total	302	306	272

The AIA Group is the lessee of a number of properties and items of office equipment held under operating leases. The leases typically run for an initial period of one to seven years, with an option to renew the lease when all terms are renegotiated. Lease payments are usually reviewed at the end of the lease term to reflect market rates. None of the leases include contingent rentals.

Investment commitments

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)

Investment commitments
Not later than one year	—	107	90
Later than one and not later than five years	143	51	36
Later than five years	—	131	138

Total	143	289	264

Investment commitments consist of commitments to invest in private equity partnerships.

Contingencies

The AIA Group is subject to regulation in each of the geographical markets in which it operates by insurance, securities, capital markets, pension, data privacy and other regulators and it is exposed to the risk of regulatory actions in response to perceived or actual non-compliance with regulations relating to suitability, sales or underwriting practices, claims payments and procedures, product design, disclosure, administration, denial or delay of benefits and breaches of fiduciary or other duties.

The AIA Group is exposed to legal proceedings, complaints and other actions from its activities including those arising from commercial activities, sales practices, suitability of products, policies and claims.

The AIA Group is the reinsurer in a residential mortgage credit reinsurance agreement covering residential mortgages in Australia. Due to a change in law, further cessions under this contract ended in July 2008. This reinsurance is fully retroceded to a subsidiary of AIG. The AIA Group is exposed to the risk of losses in the event of the failure of the counterparty retrocessionaire to honour its obligations. The principal balance outstanding on mortgage loans to which the reinsurance agreement relates was approximately US$3,588 million at 30 November 2009 (US$3,147 million at 30 November 2008 and US$4,507 million at 30 November 2007). The liabilities and related reinsurance assets, which totalled US$24 million at 30 November 2009 (US$32 million at 30 November 2008 and US$31 million at 30 November 2007) respectively arising from these agreements are reflected and presented on a gross basis in accordance with the AIA Group’s accounting policies. The AIA Group expects to fully recover amounts outstanding at 30 November 2009 under the terms of this agreement from the retrocessionaire. In the event of a change in control, either party has the right to terminate the retrocession cover with the AIA Group electing whether the termination is on a run-off basis or clean cut basis.

The AIA Group provided reinsurance and retrocession of general insurance business which was primarily underwritten in the 1970s and 1980s. In the absence of any claim notifications in the three years ended 30 November 2009, the AIA Group does not expect any further material liabilities to arise. At the time AIA-B was transferred to the AIA Group, AIRCO, the former owner of AIA-B, provided AIA Co with an uncapped indemnification for losses with respect to claims made before 1 November 2010, arising from underwriting activities of the Bermuda office of AIA-B prior to 28 February 2009.

The AIA Group has issued capital guarantees and minimum guaranteed rates of return ranging from 0% to 5% to holders of units of pension funds that have an accumulation value of approximately US$1,260 million at 30 November 2009 (US$1,232 million at 30 November 2008 and US$1,272 million at 30 November 2007). It has the ability to reduce the guaranteed rates of return, subject to obtaining approvals of applicable regulators.

The status of the licences of the AIA Group is reviewed from time to time by the AIA Group’s regulators in light of a number of factors including the legal structure of the AIA Group.

10.	Off-balance sheet arrangements

Except as described above in “Contractual Obligations – Commitments under Operating Leases” and the discussion of capital guarantees and minimum guaranteed rates of return the AIA Group has issued to certain holders of units of pension funds in “Contingencies” in this section, the AIA Group has no other material off-balance sheet arrangements.

11.	Distributable reserves

The principal source of income of AIA is dividends from AIA Co, while the principal capital outflows of AIA will be dividends to shareholders. AIA serves principally as a holding company and will incur certain corporate expenses.

12.	Other non-recurring items

In FY 2009, material non-recurring items comprised restructuring and separation costs of US$89 million.

In FY 2008, material non-recurring items comprised: (i) a US$447 million gain arising on final settlement of the reinsurance recapture; (ii) the release of a withholding tax provision of US$275 million resulting from the clarification of a tax treaty; and (iii) US$10 million of restructuring and separation costs incurred in order to enhance future operational efficiency of corporate operating expenses.

13.	Quantitative and qualitative analysis of market risk

Market risk is the exposure created by potential changes in market prices and rates. The AIA Group is exposed to market risk arising principally from its holding of financial investments. Some of the significant market risks it faces include interest rate risk, foreign exchange risk and equity market price risks.

Interest rate risk

The AIA Group’s exposure to interest rate risk predominantly arises from its investments in long-term fixed income debt securities, which are exposed to fluctuations in interest rates.

Interest rate risk also arises from the AIA Group’s insurance and investment contracts with guaranteed and fixed terms, or settlement options available on maturity which carry the risk that interest income and capital redemptions from the financial assets backing the liabilities are insufficient to fund the guaranteed benefits payable as interest rates rise and fall. For other products, including those with participation or investment-linked features, interest rate risk is significantly reduced due to the non-guaranteed nature of additional policyholder benefits.

The AIA Group manages its interest rate risk by generally investing in fixed income assets in the same currencies as those of its liabilities, as well as investing in financial instruments with tenors that broadly match the duration of its liabilities.

The AIA Group also considers the effect of interest rate risk in its overall product strategy. Certain products, such as investment-linked, universal life and participating business contracts, inherently have lower interest rate risk as their design provides flexibility as to crediting rates and policyholder dividend scales.

The table below sets forth the sensitivity of profit and total equity to changes in interest rates. In calculating the sensitivity of debt instruments to changes in interest rates the AIA Group has made assumptions about the corresponding impact on liabilities to policyholders. Assets held to support AIA investment-linked contracts have been excluded on the basis that changes in fair value are wholly borne by policyholders. Sensitivity analysis for assets held in participating funds has been calculated after allocation of returns to policyholders using the applicable minimum policyholders’ participation ratios. For the purpose of this illustration the impact of possible impairments of financial investments classified as available for sale which may arise in times of economic stress have been ignored, since default events reflect the characteristics of individual issuers. Because the AIA Group’s accounting policies lock in interest rate assumptions on policy inception and its assumptions incorporate a provision for adverse deviations, the level of movement illustrated in this sensitivity analysis does not result in loss recognition and so there is no corresponding effect on liabilities.

	30 November 2007		30 November 2008		30 November 2009
		Impact on		Impact on		Impact on
		total equity		total equity		total equity
	Impact on	(before the	Impact on	(before the	Impact on	(before the
	profit before	effects of	profit before	effects of	profit before	effects of
	tax	taxation)	tax	taxation)	tax	taxation)
(in US$ millions)

+50 basis points shift in yield curves	(45)	(1,130)	(53)	(1,096)	(64)	(1,492)
−50 basis points shift in yield curves	45	1,130	53	1,096	64	1,492

Foreign exchange rate risk

Foreign exchange rate risk arises from the AIA Group’s operations in multiple jurisdictions in the Asia Pacific region. Foreign exchange rate risk associated with assets and liabilities denominated in non-functional currencies results in gains and losses being recognised in the income statement. Foreign exchange rate risk associated with the retranslation of the net assets of operations with non-US dollar functional currencies results in gains or losses being recorded directly in total equity.

The AIA Group generally invests in assets denominated in currencies that match its liabilities to avoid currency mismatches. However, for yield enhancement and risk diversification purposes, the AIA Group’s business units also invest, in some instances, in instruments in currencies that are different from the originating liabilities. These activities expose the AIA Group to gains and losses arising from foreign exchange rate movements. The AIA Group’s business units monitor foreign currency exposures and where these are not consistent with its risk appetite, positions may be closed or hedging instruments may be purchased.

The table below sets forth the sensitivity of the AIA Group’s total equity to changes in foreign exchange rates applied to net foreign currency exposures after taking into account the effect of economic hedges of currency risk. While providing economic hedges that reduce net exposure to foreign exchange rate risk, hedge accounting is not applied. Currencies for which net exposure is not significant are excluded from the analysis below. In compiling the table below, the impact of a 5% strengthening of original currency is stated relative to the functional currency of the relevant operation of the AIA Group. The impact of a 5% strengthening of the US dollar is also stated relative to functional currency. Currency exposure reflects the net notional amount of currency derivative positions as well as net equity by currency.

	United	Hong
	States	Kong	Thai	Singapore	Malaysian	China	Korean
	Dollar	Dollar	Baht	Dollar	Ringgit	Renminbi	Won
	(in US$ millions)

30 November 2009
Equity analysed by original currency	11,824	(410)	2,448	(1,922)	563	704	924
Net notional amounts of currency derivative positions	(3,845)	—	1,256	3,031	—	—	100

Currency exposure	7,979	(410)	3,704	1,109	563	704	1,024

5% strengthening of original currency
Impact on profit before tax	103	(63)	1	11	1	9	2

5% strengthening of the US dollar
Impact on total equity	(103)	(9)	(184)	(54)	(28)	(30)	(50)

30 November 2008
Equity analysed by original currency	7,085	(502)	2,113	(1,887)	482	628	598
Net notional amounts of currency derivative positions	(3,316)	—	1,039	2,776	—	—	(96)

Currency exposure	3,769	(502)	3,152	889	482	628	502

5% strengthening of original currency
Impact on profit before tax	31	(66)	1	6	—	7	1

5% strengthening of the US dollar
Impact on total equity	(31)	(5)	(156)	(42)	(24)	(28)	(25)

30 November 2007
Equity analysed by original currency	11,387	(15)	2,141	(2,370)	318	355	831
Net notional amounts of currency derivative positions	(2,818)	—	686	2,728	—	—	—

Currency exposure	8,569	(15)	2,827	358	318	355	831

5% strengthening of original currency
Impact on profit before tax	128	(41)	(14)	8	2	8	8

5% strengthening of the US dollar
Impact on total equity	(128)	(9)	(141)	(16)	(15)	(14)	(35)

Equity market price risk

Equity market price risk arises from changes in the market value of equity securities and equity funds. With the exception of the AIA Group’s holding of shares in AIG, a significant proportion of its equity instruments are either held to back AIA investment-linked contracts, the investment risk in respect of which is wholly borne by policyholders, or in respect of participating business, where investment risks are shared between the AIA Group and its policyholders. Equity securities form a relatively small portion of the AIA Group’s overall non-linked investment portfolio (including participating funds).

For the purpose of illustrating the sensitivity of profit and total equity to changes in equity prices, the impact of possible impairments of financial investments classified as available for sale which may arise in times of economic stress has been ignored and certain assumptions were made about the corresponding impact of asset valuations on liabilities to policyholders. Assets held to support AIA investment-linked contracts have also been excluded on the basis that changes in fair value are wholly borne by policyholders.

	30 November 2007		30 November 2008		30 November 2009
		Impact on		Impact on		Impact on
	Impact on	total equity	Impact on	total equity	Impact on	total equity
	profit for the	(before the	profit for the	(before the	profit for the	(before the
	year before	effects of	year before	effects of	year before	effects of
	tax	taxation)	tax	taxation)	tax	taxation)
(in US$ millions)

10% increase in equity prices	464	716	204	214	308	314
10% decrease in equity prices	(464)	(716)	(204)	(214)	(308)	(314)

14.	First quarter 2010 results for the AIA Group

The following information was prepared by Prudential on a basis consistent with Prudential’s reporting basis for the comparable periods based on unaudited financial data extracted from AIA’s management accounts.

	3 months to	3 months to
	28 February	28 February
Sales — APE	2010	2009	% change
	US$m	US$m

Hong Kong	96	85	13
Singapore and Brunei	31	21	48
Thailand	97	69	41
Korea	76	68	12
China	44	37	19
Malaysia	28	23	22
Other markets	83	90	(8)

Group total	455	393	16

	3 months to	3 months to
	28 February	28 February
New business profit	2010	2009	% change
	US$m	US$m

Group total — pre tax	198	150	32
— post tax	141	107	32

	3 months to	3 months to
	28 February	28 February
Margin — APE %	2010	2009	+/- % pts

Group total — pre tax	44	38	+6pts
— post tax	31	27	+4pts

In the first quarter of 2010 new business APE sales grew by 16% over the first quarter of 2009 at actual exchange rates.

The first quarter 2010 growth was driven by strong single premium sales due to the improvement in investor sentiment as stock markets recovered. This growth was particularly strong in Singapore and Thailand where new business APE sales increased in the first quarter of 2010 by 48% and 41% respectively.

Other markets new business APE sales in the first quarter of 2010 decreased by 8%. The main contributing factor for this was a 33% decrease in APE in Australia, where the first quarter 2009 included new business in respect of two large new group schemes.

The increase in the first quarter 2010 pre tax new business margin to 44% from 38% reflects improvements in pricing and product mix over those sold during the financial year ended 30 November 2009.

EEV New Business Methodology and Assumptions

Valuation of new business

The contribution from new business has been prepared in accordance with the EEV principles and guidance issued in May 2004 by the European Insurers’ CFO Forum except for certain disclosure points (described in the Consulting Actuaries’ Report set out in Part XV of this document, such that they relate to the new business contribution for the 12 months to 30 November 2009).

The new business contribution represents the profits determined by applying the same operating and economic assumptions as those used for the 30 November 2009 value of in-force business. The only exception to this is for Hong Kong and Thailand where the long term returns were used for the whole projection period as opposed to grading to market yields. The impact of this difference is immaterial.

In determining the cost of required capital, the more onerous (at 30 November 2009) of the local entity reserving and regulatory capital basis and the Hong Kong basis (at 150% of regulatory capital) for branches of AIA and AIA-B has been assumed.

The new business contribution for 2010 does not allow for any excess of acquisition expenses over the unit cost assumptions. This assumption is consistent with the preparation of the new business contribution for the 12 months to 30 November 2009 as set out in the Consulting Actuaries’ Report in Part XV of this document.

Principal economic assumptions

•	The same economic assumptions have been used to determine the new business contribution for the 3 months ending 28 February 2010 and the 3 months ending 28 February 2009. This is appropriate as, given the fact that the new business is largely regular premium business, the key economic assumptions impacting the new business contribution are the long-term assumptions. These assumptions are not expected to vary significantly between 2009 and 2010.

•	Initial returns on fixed income assets have been based on current market yields, adjusted for the risk of default.

•	Long term returns for fixed income assets reflect expected returns having regard to historical returns, estimates of long term forward rates from yields available on Government bonds and current bond yields.

•	Where initial returns on fixed interest assets differ markedly from long term returns, returns are assumed to grade to the long term returns linearly over the estimated mean term of the existing fixed interest assets.

•	Equity returns have been determined by reference to the projected long term yield on 10-year government bonds plus an equity risk premium which varies by territory with a maximum risk premium of 600 basis points.

•	Risk discount rates are set equal to risk-free rates plus a risk margin. The risk margin reflects any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation.

The tables below summarise the principal financial assumptions at 28 February 2010 and 28 February 2009:

				Indonesia	Indonesia
				(USD	(Rupiah
	Australia	China	Hong Kong	denominated)	denominated)	Korea
	%	%	%	%	%	%

New business risk discount rate	9.0	10.0	8.0	12.5	17.0	10.0
Government bond yield	5.75	3.7	3.8	6.9	11.0	5.2

				Singapore &
	Malaysia	New Zealand	Philippines	Brunei	Taiwan	Thailand	Vietnam
	%	%	%	%	%	%	%

New business risk discount rate	9.0	9.0	14.0	7.5	8.0	10.0	16.0
Government bond yield	4.5	6.3	7.5	2.9	1.7	4.2	9.25

	AIA Group Total
	28 February 2010	28 February 2009
	%	%

New business weighted risk discount rate (note)	9.5	9.3

Note:

The weighted risk discount rates shown for the AIA Group above have been determined by weighting each country’s risk discount rates by reference to the EEV basis new business result.

Approach to estimate the new business contribution for the 3 months ended 28 February 2009

The new business contribution for the 3 months ended 28 February 2009 has been estimated assuming that new business margins (as a percentage of APE) for each product group within each territory are the same as for the 12 months ended 30 November 2009. It has therefore been implicitly assumed that the mix of business within each product group has remained unchanged during the 12 months ended 30 November 2009. Should this product mix have changed during this period, the new business contribution for the 3 months ended 28 February 2009 could be materially different to that shown.

Foreign exchange rates

Foreign currency profits have been translated at average exchange rates for the period. The principal exchange rates are as follows:

	Average for	Average for
	3 months to	3 months to
Local currency: USD $	28 February 2010	28 February 2009

China	6.83	6.85
Hong Kong	7.75	7.75
Korea	1,154.30	1,384.60
Malaysia	3.40	3.59
Singapore	1.40	1.49
Thailand	33.14	35.09

Other Information

In addition, AIG provided to Prudential the following unaudited information on AIA’s results for the fiscal quarters ended 28 February 2010 and 2009, prepared for inclusion as a discontinued operation in AIG’s unaudited consolidated financial statements prepared in accordance with US generally accepted accounting principles (US GAAP) for the three months ended 31 March 2010 as follows:

(US $ in millions)(unaudited)	Q1 2010	Q1 2009

Total Revenues:	3,175	2,787
Pre-tax Income:	658	390

The information on Total Revenues and Pre-tax Income shown above is not necessarily indicative of how AIA’s results may have been presented if separate stand-alone financial statements had been prepared on either a US GAAP or an IFRS basis (as used by Prudential).

15. List of explanations

Part VIII (Information about the AIA Group) and Part XIII (Operating and Financial Review of the AIA Group) are to be read in conjunction with the following list setting out the explanations of certain terms. These terms and their meanings may not always correspond to standard industry meaning or usage of these terms.

“AIA discretionary participation features” or “AIA DPF”	a contractual right to receive, as a supplement to guaranteed benefits, additional benefits:

• that are likely to be a significant portion of the total contractual benefits;

• whose amount or timing is contractually at the discretion of the issuer; and

• that are contractually based on the performance of any of the following: a specified pool of contracts or a specified type of a contract; a specified pool of assets; or the company, fund or other equity that issues the contract as discussed in IFRS 4;

“AIA investment experience”	realised and unrealised investment gains and losses recognised in the consolidated income statement;

“AIA investment-linked products” or “AIA investment-linked contracts”	AIA investment-linked products are insurance products where the surrender value of the policy is linked to the value of underlying investments (such as collective investment schemes, internal investment pools or other property) or fluctuations in the value of underlying investment or indices. Investment risk associated with the product is usually borne by the policyholder. Insurance coverage, investment and administration services are provided for which the charges are deducted from the investment fund assets. Benefits payable will depend on the price of the units prevailing at the time of surrender, death or the maturity of the policy, subject to surrender charges. AIA investment-linked products are presented together with pension products for purposes of disclosure of financial information. These are also referred to as unit linked products or unit linked contracts;

“AIA operating margin”	AIA operating margin measures the operating profitability of business relative to the volume of the business generated by the AIA Group; AIA operating margin is calculated as operating profit as a percentage of TWPI;

“AIA total investment portfolio”	the AIA Group’s investment portfolio composed of cash and cash equivalents, investment property and financial investments but excluding receivables (consisting of amounts due from insurance and investment contract holders, amounts due from agents, brokers and intermediaries as well as insurance and intercompany receivables, receivables from sales of investments and other receivables);

“AIA persistency”	the percentage of insurance policies remaining in force from year to year, as measured by premiums. AIA persistency data discussed in this prospectus excludes Philamlife which only joined AIA in November 2009;

“Asia Pacific”	consists of Australia, Brunei, China, Hong Kong, India, Indonesia, Korea, Macau, Malaysia, New Zealand, the Philippines, Singapore, Taiwan, Thailand and Vietnam. For the avoidance of doubt, the phrase “Asia Pacific” excludes Japan;

“equity securities and alternative investments”	equity securities (comprising private and public equities, securities held by consolidated mutual funds managed by AIG, interests in investment funds and AIA’s holding of shares in AIG) and investment property;

“expense ratio”	operating expenses expressed as a percentage of TWPI;

“financial investments”	equity and fixed income securities plus receivables and derivative financial instruments classified as assets, excluding cash and cash equivalents;

“fixed income securities”	debt securities (consisting of government and government agency bonds, corporate bonds and structured securities) as well as policy loans, mortgage loans on residential and commercial real estate, inter-company loans to fellow subsidiaries of AIG and other loans (less any allowance for loan losses) plus term deposits and cash and cash equivalents;

“investment income”	investment income comprises interest income, dividends and rental income;

“investments”	fixed income securities plus equity securities and alternative investments. This may be further defined as financial investments excluding receivables, plus investment property and cash and cash equivalents;

“lapse risk”	the risk that, having purchased an insurance policy from the AIA Group, customers either surrender the policy or cease paying premiums on it and so the expected stream of future premiums ceases. Lapse risk is taken into account in building projections of future premium revenues, for example when testing for liability adequacy and the recoverability of deferred acquisition costs;

“net insurance and investment contract benefits”	life insurance investment contract benefits, claims and movements in contract liabilities net of amounts ceded to third party reinsurers, excluding corresponding changes in insurance and investment contract liabilities from AIA investment experience for AIA investment-linked contracts and participating funds, and investment income related to AIA investment-linked contracts;

“net profit”	profit for the year after tax attributable to shareholders of AIA;

“net return on allocated equity”	net profit expressed as a percentage of the simple average of opening and closing allocated equity;

“net return on equity”	net return on equity measures AIA’s ability to generate returns for AIA’s shareholders. Net return on equity is calculated as net profit attributable to shareholders of AIA, as a percentage of average total equity attributable to shareholders of AIA, which is a simple average of the opening and closing balances;

“new business premiums”	first year premiums plus 10% of single premiums on new business written during the period;

“operating expenses”	the expenses of operations excluding restructuring and separation costs;

“operating profit”	profit before tax excluding AIA investment experience and investment income related to AIA investment-linked contracts; changes in insurance and investment contract benefits in respect of AIA investment-linked contracts and the AIA investment experience of participating funds; changes in third party interests in consolidated funds, and other significant items of non-operating income and expenditure;

“Operating Profit After Tax” or “OPAT”	profit after tax attributable to shareholders of AIA, excluding the following non-operating items:

• AIA investment experience (consisting of realised gains and losses, foreign exchange gains and losses, impairments and unrealised gains and losses on investments held at fair value through profit and loss);

• investment income related to AIA investment-linked contracts (consisting of dividends, interest income and rental income);

• investment management expenses related to AIA investment-linked contracts;

• corresponding changes in insurance and investment contract liabilities in respect of AIA investment-linked contracts and participating funds and changes in third party interests in consolidated investment funds; and

• other significant items management consider to be non-operating income and expenses;

“operating return on allocated equity”	measures the efficiency of use of capital in AIA’s operations. Operating return on allocated equity is calculated as operating profit after tax attributable to shareholders of AIA, expressed as a simple average of opening and closing total equity attributable to shareholders of AIA, less the fair value and foreign currency translation reserves, and adjusted for subordinated intercompany debt;

“policyholder and shareholder investments”	investments other than those held to back AIA investment-linked contracts;

“restructuring and separation costs”	restructuring costs represent costs related to restructuring programmes and are primarily comprised of redundancy and contract termination. Separation costs are those significant and identifiable costs related to the AIA Group’s separation from AIG. Restructuring and separation costs do not form part of operating expenses;

“securities lending”	securities lending consists of the loan of certain of the AIA Group’s financial investments in third parties securities on a short term basis. AIG established a global securities lending programme in the late 1990s, in which AIA-B, AIA and AIA-B’s Hong Kong branches and AIA’s Brunei branch participated to enhance portfolio return. AIG

Global Securities Lending (Ireland) Ltd acted as an agent for AIG subsidiaries in this programme. The operating units that participated in the programme lent AIA assets in exchange for cash as collateral from the borrowers of the assets. The cash collateral was then used to reinvest generally in securities which were rated as investment grade at the date of purchase. Due to the deterioration of market conditions and liquidity issues in the securities lending programme at AIG, the AIA Group began to restructure and wind down its participation in this programme, which was largely completed by 30 November 2009. References to the effects of securities lending in Parts VIII and Parts XIII relate to the investment income, investment management expenses and finance costs and non-operating investment return directly arising from this programme of securities lending and their consequent impact pre tax on operating profit and net profit attributable to shareholders of AIA;

“solvency”	the ability of an insurance company to satisfy its policyholder benefits and claims obligations; and

“strategic initiative expenses”	strategic initiative expenses are those operating expenses controlled by AIA Group’s Strategic Initiatives Office, mainly comprising investment in distribution channel development and operational efficiency.

PART XV

HISTORICAL FINANCIAL INFORMATION FOR AIA GROUP

A. Accountant’s report on AIA Group Historical Financial Information

The following is the text of a report received from AIA’s reporting accountant, PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, for the purpose of incorporation in this prospectus.

The Directors
Prudential plc
Laurence Pountney Hill,
London
EC4R OHH
United Kingdom

Credit Suisse Securities (Europe) Limited
One Cabot Square
London
E14 4QJ
United Kingdom

HSBC Bank plc
8 Canada Square
London
E14 5HQ
United Kingdom

J.P. Morgan Securities Ltd.
125 London Wall
London
EC2Y 5AJ
United Kingdom

17 May 2010

Dear Sirs

AIA Group Limited

We report on the financial information set out in Section B of this Part XV (the “AIA Group Historical Financial Information”). The AIA Group Historical Financial Information has been prepared for inclusion in the prospectus dated 17 May 2010 (the “Prospectus”) of Prudential plc (the “Company”) on the basis of the accounting policies set out in note 2 to the AIA Group Historical Financial Information. This report is required by item 20.1 of Annex I to the PD Regulation and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

The Directors of the Company are responsible for preparing the AIA Group Historical Financial Information in accordance with International Financial Reporting Standards as adopted by the European Union.

It is our responsibility to form an opinion as to whether the AIA Group Historical Financial Information gives a true and fair view, for the purposes of the Prospectus and to report our opinion to you.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under item 5.5.3R(2)(f) of the Prospectus Rules to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation, consenting to its inclusion in the Prospectus.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to AIA Group Limited’s circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the AIA Group Historical Financial Information gives, for the purposes of the Prospectus dated 17 May 2010, a true and fair view of the state of affairs of AIA Group Limited as at 30 November 2009 and of the state of affairs of the AIA Group as at the dates stated and of its profits, cash flows and changes in equity for the periods then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I to the PD Regulation.

Yours faithfully
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

B. AIA Financial Information for FY 2007, 2008, 2009

I.  FINANCIAL INFORMATION

1.	CONSOLIDATED INCOME STATEMENT

		Year Ended	Year Ended	Year Ended
		30 November	30 November	30 November
	Notes	2007	2008	2009
				US$m

Revenue
Turnover
Premiums and fee income		9,573	10,674	10,433
Premiums ceded to reinsurers		(833)	(392)	(331)

Net premiums and fee income		8,740	10,282	10,102
Investment return	8	6,548	(7,021)	9,070
Other operating revenue	8	77	526	71

Total revenue		15,365	3,787	19,243

Expenses
Insurance and investment contract benefits		11,050	1,357	13,880
Insurance and investment contract benefits ceded		(653)	(248)	(251)

Net insurance and investment contract benefits		10,397	1,109	13,629
Commission and other acquisition expenses		947	1,563	1,648
Operating expenses		951	1,094	975
Restructuring and separation costs		—	10	89
Investment management expenses		88	101	87
Finance costs		203	159	50
Change in third party interests in consolidated investment funds		80	(319)	164

Total expenses	9	12,666	3,717	16,642

Profit before share of loss from associates and joint ventures		2,699	70	2,601
Share of profit/(loss) from associates and joint ventures		99	(28)	(21)

Profit before tax		2,798	42	2,580

Income tax (expense)/credit attributable to policyholders’ returns		(70)	90	(137)

Profit before tax attributable to shareholders’ profits		2,728	132	2,443

Tax (expense)/credit	10	(649)	437	(643)
Less: tax attributable to policyholders’ returns		70	(90)	137
Tax (expense)/credit attributable to shareholders’ profits		(579)	347	(506)

Net profit		2,149	479	1,937

Net profit attributable to:
Shareholders of AIA		2,133	473	1,916
Non-controlling interests		16	6	21
Earnings per share (US$)
Basic and diluted	12	0.18	0.04	0.16

2.  CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year Ended	Year Ended	Year Ended
		30 November	30 November	30 November
	Notes	2007	2008	2009
				US$m

Net profit		2,149	479	1,937
Fair value (losses)/gains on available for sale financial assets (net of tax of: 2007: US$181m; 2008: US$(22)m; 2009 US$(139)m)		(1,244)	(4,788)	2,898
Fair value (gains)/losses on available for sale financial assets transferred to income on disposal and impairment (net of tax of: 2007: nil; 2008: US$10m; 2009: US$6m)		(1)	222	223
Foreign currency translation adjustments		332	(783)	696

Other comprehensive income		(913)	(5,349)	3,817

Total comprehensive income		1,236	(4,870)	5,754

Total comprehensive income attributable to:
Shareholders of AIA		1,216	(4,830)	5,687
Non-controlling interests		20	(40)	67

3.	CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		30 November	30 November	30 November
	Notes	2007	2008	2009
				US$m

Assets
Intangible assets	14	200	232	233
Investments in associates and joint ventures	15	63	47	53
Property, plant and equipment	16	352	335	395
Investment property	17, 18	1,458	1,410	1,592
Reinsurance assets	19	2,668	147	284
Deferred acquisition and origination costs	20	10,044	10,047	10,976
Financial investments:	21, 23
Loans and receivables		5,665	4,002	4,648
Available for sale
Debt securities		30,955	29,934	37,722
Equity securities — shares in AIG		2,520	87	62
At fair value through profit or loss
Debt securities		13,449	12,389	14,479
Equity securities		17,619	8,660	16,116
Derivative financial instruments	22	422	252	453

		70,630	55,324	73,480
Other assets	24	917	972	1,069
Cash and cash equivalents	25	2,583	4,164	3,405
Assets of disposal groups held for sale	11	—	—	58

Total assets		88,915	72,678	91,545

Liabilities
Insurance contract liabilities	26	57,735	52,564	63,803
Investment contract liabilities	27	6,505	4,898	7,780
Borrowings	29	1,461	661	688
Obligations under securities lending and repurchase agreements	30	5,395	2,718	284
Derivative financial instruments	22	47	138	71
Provisions	32	140	181	285
Deferred tax liabilities	10	1,392	517	1,047
Current tax liabilities		269	218	185
Other liabilities	33	2,294	1,587	2,012
Liabilities of disposal groups held for sale	11	—	—	58

Total liabilities		75,238	63,482	76,213

Equity
Issued share capital and shares yet to be issued	34	12,000	12,000	12,044
Share premium	34	1,914	1,914	1,914
Other reserves		(13,215)	(12,480)	(12,110)
Retained earnings		9,632	9,760	11,651
Fair value reserve		2,956	(1,564)	1,511
Foreign currency translation reserve		329	(454)	242

Amounts reflected in other comprehensive income		3,285	(2,018)	1,753

Total equity attributable to:
Shareholders of AIA		13,616	9,176	15,252
Non-controlling interests	35	61	20	80
Total equity		13,677	9,196	15,332

Total liabilities and equity		88,915	72,678	91,545

4.	CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Issued share
		capital,
		shares yet				Foreign
		to be issued				currency	Non-
		and share	Other	Retained	Fair value	translation	controlling	Total
	Notes	premium	reserves	earnings	reserve	reserve	interests	Equity
								US$m

Balance at 1 December 2006		13,914	(13,376)	7,792	4,193	—	84	12,607
Net Profit		—	—	2,133	—	—	16	2,149
Other comprehensive income		—	—	—	(1,249)	332	4	(913)
Capital contributions		—	164	—	—	—	—	164
Dividends	13	—	—	(259)	—	—	(2)	(261)
Acquisition of non-controlling interest		—	—	(34)	12	(3)	(41)	(66)
Share based compensation		—	(3)	—	—	—	—	(3)

Balance at 30 November 2007		13,914	(13,215)	9,632	2,956	329	61	13,677

Net Profit		—	—	473	—	—	6	479
Other comprehensive income		—	—	—	(4,520)	(783)	(46)	(5,349)
Capital contributions		—	731	—	—	—	—	731
Dividends	13	—	—	(345)	—	—	(1)	(346)
Share based compensation		—	4	—	—	—	—	4

Balance at 30 November 2008		13,914	(12,480)	9,760	(1,564)	(454)	20	9,196

Net profit		—	—	1,916	—	—	21	1,937
Other comprehensive income		—	—	—	3,075	696	46	3,817
Capital contributions		44	364	—	—	—	—	408
Dividends	13	—	—	(25)	—	—	—	(25)
Acquisition of subsidiary		—	—	—	—	—	44	44
Disposal of subsidiary		—	—	—	—	—	(51)	(51)
Share based compensation		—	6	—	—	—	—	6

Balance at 30 November 2009		13,958	(12,110)	11,651	1,511	242	80	15,332

5. CONSOLIDATED STATEMENT OF CASH FLOWS

Cash flows presented in this statement cover all the AIA Group’s activities and include flows from both investment-linked contracts and participating funds, and shareholder activities.

		Year Ended	Year Ended	Year Ended
		30 November	30 November	30 November
	Notes	2007	2008	2009
				US$m

Cash flows from operating activities
Profit before tax		2,798	42	2,580
Gain on reinsurance recapture	5	—	(447)	—
Financial instruments	21	(11,934)	10,054	(11,044)
Insurance and investment contract liabilities	26	9,641	(3,142)	10,274
Obligations under securities lending and purchase agreements	30	1,609	(3,162)	(2,505)
Other non-cash operating items, including investment income		(2,478)	(3,615)	(2,930)
Operating cash items:
Interest received		2,462	2,933	2,798
Dividends received		185	201	147
Interest paid		(203)	(159)	(50)
Tax paid		(446)	(418)	(371)

Net cash provided by/(used in) operating activities		1,634	2,287	(1,101)

Cash flows from investing activities
Payments for investments in associates	15	(8)	(48)	(24)
Disposals of investments in associates	15	217	17	1
Acquisitions of subsidiaries, net of cash acquired	4	(207)	—	(28)
Disposal of a subsidiary, net of cash disposed		—	—	(2)
Payments for investment property and property, plant and equipment	16, 17	(61)	(114)	(39)
Proceeds from sale of investment property and property, plant and equipment		9	15	8
Payments for intangible assets	14	(22)	(38)	(36)
Proceeds from sale of intangible assets		—	—	22

Net cash used in investing activities		(72)	(168)	(98)

Cash flows from financing activities
Dividends paid during the year	13	(261)	(346)	(25)
Proceeds from borrowings	29	101	50	21
Repayment of borrowings	29	—	(849)	(49)
Purchase of non-controlling interest		(66)	—	—
Capital contributions		164	731	401

Net cash (used in)/provided by financing activities		(62)	(414)	348

Net increase/(decrease) in cash held		1,500	1,705	(851)
Cash and cash equivalents at beginning of the financial year		1,035	2,583	4,164
Effect of exchange rate changes on cash		48	(124)	92

Cash and cash equivalents at the end of the financial year	25	2,583	4,164	3,405

II	NOTES TO THE FINANCIAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES

1.  Corporate information and group reorganisation

AIA Group Limited (“AIA”) was established as a company with limited liability incorporated in Hong Kong on 24 August 2009. The address of its registered office is 35/F, AIA Central, 1 Connaught Road, Central, Hong Kong.

AIA Group Limited and its subsidiaries (collectively “the AIA Group”) is a life insurance based financial services provider operating in 15 jurisdictions throughout the Asia Pacific region. The AIA Group’s principal activity is the writing of life insurance business, providing life, pensions and accident and health insurance throughout Asia, and distributing related investment and other financial services products to its customers.

The AIA Group was formed following several steps in the reorganisation of the Asia Pacific life insurance operations of American International Group, Inc. (“AIG”). These included the reorganisation steps required under the purchase agreement dated 25 June 2009 between AIG, American International Reinsurance Company, Ltd (“AIRCO”), AIA’s immediate parent company prior to the completion of the reorganisation and a fellow subsidiary of AIG, and the Federal Reserve Bank of New York (the “FRBNY”) (“the FRBNY Agreement”) under which AIG agreed to contribute the equity of American International Assurance Company, Limited (“AIA Co”) to a special purpose vehicle, AIA Aurora LLC, the details of which are set out in Note 44, Immediate and ultimate controlling party. The main steps in the reorganisation are summarised as follows:

•	on 19 February 2009, AIA Co entered into a series of agreements with AIRCO in respect of the transfer of American International Assurance Company (Bermuda) Limited (“AIA-B”), AIA Australia Limited (previously known as American International Assurance Company (Australia) Limited) (“AIA Australia”) and AIA Pension and Trustee Co. Ltd (including, as of the transaction date, all of their subsidiaries, joint ventures and associates, and other investments) to AIA Co. These transactions completed on 28 February 2009;

•	on 1 June 2009, American Life Insurance Company (“ALICO”), a fellow subsidiary of AIG, transferred its Taiwan branch together with the branch’s life insurance and related business to AIA-B;

•	on 13 August 2009, AIA-B entered into an agreement with AIG in respect of the transfer of AIG Global Investment Corporation (Asia) Limited to AIG. This transaction completed on 25 November 2009;

•	on 24 August 2009, AIA Co entered into an agreement with AIG and ALICO in respect of the transfer of The Philippine American Life and General Insurance Company (“Philam”) (including, as of the date of acquisition, all of its subsidiaries, joint ventures and associates, and other investments) to AIA Co. Philam’s shares were transferred to AIA Co in exchange for a promissory note issued by AIA Co, with a principal amount of US$586m (“the AIA Co promissory note”). The AIA Co promissory note was transferred by AIG and ALICO to AIA’s then immediate parent company, AIRCO, which contributed the AIA Co promissory note to AIA in exchange for shares in AIA Co, following which the AIA Co promissory note was extinguished. This transaction completed on 3 November 2009;

•	on 24 August 2009, AIA Group Limited was formed by AIA Aurora LLC pursuant to the terms of the FRBNY Agreement;

•	on 23 September 2009, TH Central Holdings Limited, a wholly-owned subsidiary of AIA Co, entered into an agreement with AIRCO to acquire certain ownership interests in fellow subsidiaries of AIG. These entities perform service functions and hold property in Thailand. These transactions completed on 15 October 2009;

•	on 27 November 2009, AIA Group Limited entered into an agreement with AIG and AIRCO, which completed on 30 November 2009, in respect of the transfer of AIA Co (including, as of the transaction date, all of its subsidiaries, joint ventures and associates, and other investments) to AIA Group Limited. AIRCO transferred AIA Co to AIA Group Limited in exchange for a promissory note issued by AIA Group Limited, with a principal amount of US$13,964m (“the AIG Group promissory note”). AIRCO transferred the AIA Group promissory note to AIA Aurora LLC, which contributed the note to AIA Group Limited in exchange for shares (comprising issued share capital of US$12,000m and share premium of US$1,914m) and a further US$50m promissory note from AIA Group Limited, upon receipt of which the first AIA Group promissory note was extinguished.

The group reorganisation and business combinations arising from transfers of interests in entities that are under the common control of AIG throughout all periods presented in the AIA Group Historical Financial Information, have been accounted for as if they had occurred at the beginning of the earliest period presented. The components of equity of the acquired entities are added to the same components within consolidated equity, except that any share capital of the acquired entities is recognised as part of other reserves.

Accordingly, the AIA Group Historical Financial Information presents the results of operations of the AIA Group as if it had been in existence throughout the period from 1 December 2006 to date. All entities now comprising the AIA Group, including joint ventures and associates, have adopted 30 November as their financial year end date for AIA Group reporting purposes.

2.  Significant accounting policies

2.1 Basis of preparation and statement of compliance

The AIA Group Historical Financial Information has been prepared in accordance with IFRS as adopted by the European Union and IFRS as issued by the International Accounting Standards Board. References to IFRS, IAS and IFRIC in the AIA Group Historical Financial Information should be read as referring to standards and interpretations as adopted by the European Union.

IFRS 1, First Time Adoption of International Financial Reporting Standards has been applied in preparing the AIA Group Historical Financial Information. The AIA Group Historical Financial Information is the first set of financial information for the AIA Group prepared in accordance with IFRS.

The consolidated AIA Group Historical Financial Information has been prepared using the historical cost convention, as modified by the revaluation of available for sale financial assets, certain financial assets and liabilities designated at fair value through profit or loss, derivative financial instruments and investment properties, all of which are carried at fair value.

All IFRS standards and interpretations effective for accounting periods starting on or after 1 December 2008 have been applied consistently from the date of transition to IFRS on 1 December 2006, unless otherwise stated.

The following new standards, amendments to standards and interpretations have been early adopted by the AIA Group and applied consistently in preparing the AIA Group Historical Financial Information:

•	Revised IAS 1, Presentation of Financial Statements;

•	IFRS 8, Operating Segments; and

•	Revised IAS 23R, Borrowing Costs.

The following new standards, amendments and interpretations which are not effective for the year ended 30 November 2009 have not been adopted in the AIA Group Historical Financial Information:

•	IFRS 9, Financial Instruments;

•	Amendment to IFRS 7, Financial Instruments: Disclosures;

•	Revised IFRS 3, Business Combinations;

•	Amendment to IAS 27, Consolidated and Separate Financial Statements; and

•	Amendments to IFRS 1, First-time Adoption of International Financial Reporting Standards: Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters.

The following new interpretations have not been applied because they have no material impact for the AIA Group:

•	IFRIC 9, Reassessment of Embedded Derivatives;

•	IFRIC 12, Service Concession Arrangements;

•	IFRIC 13, Customer Loyalty Programmes;

•	IFRIC 14, IAS 19, The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction;

•	IFRIC 15, Agreements for the Construction of Real Estate;

•	IFRIC 16, Hedges of a Net Investment in a Foreign Operation;

•	IFRIC 17, Distributions of Non-cash Assets to Owners;

•	IFRIC 18, Transfers of Assets from Customers; and

•	IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments.

IFRIC 16 can only be applied by the AIA Group prospectively and hence has no impact for the AIA Group in the current period.

The following amendments to standards have no material impact for the AIA Group:

•	Amendments to IAS 24, Related Party Disclosure: Revised definition of Related Parties;

•	Amendments to IFRS 2, Share Based Payments, Vesting Conditions and Cancellations;

•	Amendments to IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations: Disclosures of non-current assets (or disposal groups) classified as held for sale or discontinued operations;

•	Amendments to IFRS 7, Financial Instruments: Disclosures, Reclassifications of Financial Assets and IAS 39, Financial Instruments;

•	Amendments to IAS 32, Financial Instruments: Presentation and IAS 1, Presentation of Financial Instruments, Puttable Financial Instruments and Obligations Arising on Liquidations;

•	Amendments to IAS 39, Financial Instruments: Recognition and Measurement, Eligible Hedged Items (see note 2.6.4);

•	Amendments to IAS 38, Intangible Assets: Additional consequential amendments arising from revised IFRS 3 and measuring the fair value of an intangible asset acquired in a business combination;

•	Amendments to IAS 7, Statement of Cash Flows: Classification of expenditure on unrecognised assets;

•	Amendments to IAS 17, Leases: Classification of leases of land and buildings;

•	Amendments to IAS 36, Impairment of Assets: Unit of accounting for goodwill impairment test; and

•	Amendments to IAS 40, Investment Property.

Items included in AIA Group Historical Financial Information of each of the AIA Group’s entities are measured in the currency of the primary economic environment in which that entity operates (the functional currency). The AIA Group Historical Financial Information is presented in millions of US Dollars (US$m) unless otherwise stated, which is AIA’s functional currency, and the presentation currency of the AIA Group.

The significant accounting policies adopted in the preparation of the AIA Group Historical Financial Information are set out below. These policies have been applied consistently in all periods presented.

2.2 Operating profit

The long term nature of much of the AIA Group’s operations means that, for management’s decision making and internal performance management purposes, the AIA Group evaluates its results and its operating segments using a financial performance measure referred to as ‘operating profit’. The AIA Group defines operating profit before and after tax respectively as profit excluding the following non-operating items:

•	investment experience (which consists of realised gains and losses, foreign exchange gains and losses, impairments and unrealised gains and losses on investments held at fair value through profit or loss);

•	investment income related to investment-linked and pension contracts (consisting of dividends, interest income and rental income);

•	investment management expenses related to investment-linked contracts;

•	corresponding changes in insurance and investment contract liabilities in respect of investment-linked contracts and participating funds (see note 2.3) and changes in third party interests in consolidated investment funds resulting from the above; and

•	other significant items that management considers to be non-operating income and expenses (see note 5).

Whilst these excluded non-operating items are significant components of the AIA Group’s profit, the AIA Group considers that the presentation of operating profit enhances the understanding and comparability of its performance and that of its operating segments. The AIA Group considers that trends can be more clearly identified without the fluctuating effects of these non-operating items, many of which are largely dependent on market factors.

Operating profit is provided as additional information to assist in the comparison of business trends in different reporting periods on a consistent basis and enhance overall understanding of financial performance.

In the notes to the AIA Group Historical Financial Information, investment-linked contracts are presented together with pensions contracts for disclosure purposes.

2.3 Critical accounting policies and the use of estimates

Critical accounting policies

The preparation of the AIA Group Historical Financial Information requires the selection of accounting policies and making estimates and assumptions that affect items reported in the consolidated income statement, consolidated statement of financial position, other primary statements and notes to the AIA Group Historical Financial Information. Critical accounting policies are considered to be those where a diverse range of accounting treatments is permitted by IFRS and significant judgments and estimates are required.

Product classification

IFRS 4, Insurance Contracts, requires contracts written by insurers to be classified either as insurance contracts or investment contracts, depending on the level of insurance risk. Insurance contracts are those contracts that transfer significant insurance risk, while investment contracts are those contracts without significant insurance risk. Some insurance and investment contracts, referred to as participating business, have discretionary participation features, or DPF, which may entitle the customer to receive, as a supplement to guaranteed benefits, additional non-guaranteed benefits, such as policyholder dividends or bonuses. The AIA Group applies the same accounting policies for the recognition and measurement of obligations arising from investment contracts with DPF as it does for insurance contracts.

Accordingly, the AIA Group performs a product classification exercise covering its portfolio of contracts to determine the classification of contracts to these categories. Product classification requires the exercise of significant judgment to determine whether there is a scenario (other than those lacking commercial substance) in which an insured event would require the AIA Group to pay significant additional benefits to its customers. In the event the AIA Group has to pay significant additional benefits to its customers, the contract is accounted for as an insurance contract. For investment contracts that do not contain DPF, IAS 39, Financial Instruments: Measurement and Recognition, and, if the contract includes an investment management element, IAS 18, Revenue Recognition, are applied. IFRS 4 permits the continued use of previously applied accounting policies for insurance contracts and investment contracts with DPF, and this basis has been adopted by the AIA Group in accounting for such contracts, except for participating business written in participating funds where in addition to policy liabilities a liability is recorded for the net assets of the participating fund.

The judgments exercised in determining the level of insurance risk deemed to be significant in product classification affect the amounts recognised in the AIA Group Historical Financial Information as insurance and investment contract liabilities and deferred acquisition and origination costs.

Insurance contract liabilities (including liabilities in respect of investment contracts with DPF)

IFRS 4 permits a wide range of accounting treatments to be adopted for the recognition and measurement of insurance contract liabilities, including liabilities in respect of insurance and investment contracts with DPF. The AIA Group calculates insurance contract liabilities for traditional life insurance using a net level premium valuation method, whereby the liability represents the present value of estimated future policy benefits to be paid, less the present value of estimated future net premiums to be collected from policyholders. This method uses best estimate assumptions adjusted for a provision for the risk of adverse deviation for mortality, morbidity, expected investment yields, policyholder dividends (for other participating business), surrenders and expenses set at the policy inception date. These assumptions remain locked in thereafter, unless a deficiency arises on liability adequacy testing. Interest rate assumptions can vary by geographical market, year of issuance and product. Mortality, surrender and expense assumptions are based on actual experience by each geographical market, modified to allow for variations in policy form. The AIA Group exercises significant judgment in making appropriate assumptions.

For contracts with an explicit account balance, such as universal life and investment-linked contracts, insurance contract liabilities represent the accumulation value, which represents premiums received and investment returns credited to the policy less deductions for mortality and morbidity costs and expense charges. Significant judgment is exercised in making appropriate estimates of gross profits, which are also regularly reviewed by the AIA Group.

Participating business, consisting of contracts with DPF, is distinct from other insurance and investment contracts as the AIA Group has discretion as to either the amount or the timing of the benefits declared. In some geographical markets, participating business is written in a participating fund which is distinct from the other assets of the operating unit or branch. The allocation of benefits from the assets held in such participating funds is subject to minimum policyholder participation mechanisms which are established by applicable regulations. The extent of such policyholder participation may change over time.

The AIA Group accounts for insurance contract liabilities for participating business written in participating funds by establishing a liability for the present value of guaranteed benefits less estimated future net premiums to be collected from policyholders. In addition, an insurance liability is recorded for the net assets of participating funds. As such, income is recognised only when dividend or bonus declarations are made, to the extent that a portion of such declarations is attributable to the AIA Group. Establishing these liabilities requires the exercise of significant judgment. In addition, the assumption that all relevant performance is declared as a policyholder dividend may not be borne out in practice. The AIA Group accounts for other participating business by establishing a liability for the present value of guaranteed benefits and non-guaranteed participation, less estimated future net premiums to be collected from policyholders.

The judgments exercised in the valuation of insurance contract liabilities (including contracts with DPF) affect the amounts recognised in the AIA Group Historical Financial Information as insurance contract benefits and insurance contract liabilities.

Deferred policy acquisition and origination costs

The costs of acquiring new insurance contracts, including commission, underwriting and other policy issue expenses which vary with and are primarily related to the production of new business or renewal of existing business, are deferred as an asset. Deferred acquisition costs are assessed for recoverability in the year of policy issue to ensure that these costs are recoverable out of the estimated future margins to be earned on the policy. Deferred acquisition costs are assessed for recoverability at least annually thereafter. Future investment income is also taken into account in assessing recoverability. To the extent that acquisition costs are not considered to be recoverable at inception or thereafter, these costs are expensed in the consolidated income statement.

Deferred acquisition costs for traditional life insurance and annuity policies are amortised over the expected life of the contracts as a constant percentage of expected premiums. Expected premiums are estimated at the date of policy issue and are applied consistently throughout the life of the contract unless a deficiency occurs when performing liability adequacy testing.

Deferred acquisition costs for universal life and investment-linked contracts are amortised over the expected life of the contracts on a constant percentage of the present value of estimated gross profits expected to be realised over the life of the contract or on a straight-line basis. Estimated gross profits include expected amounts for mortality, administration, investment and surrenders, less benefit claims in excess of policyholder balances, administrative expenses and interest credited. The interest rate used to compute the present value of estimates of expected gross profits is based on the AIA Group’s estimate of the investment performance of the assets held to match these liabilities. Estimates of gross profits are revised regularly. Deviations of actual results from estimated experience are reflected in earnings. The expensing of acquisition costs is accelerated following adverse investment performance. Likewise, in periods of favourable investment performance, previously expensed acquisition costs are reversed, not exceeding the amount initially deferred.

The costs of acquiring investment contracts with investment management services, including commissions and other incremental expenses directly related to the issue of each new contract, are deferred and amortised over the period that investment management services are provided. Such deferred origination costs are tested for recoverability at each reporting date. The costs of acquiring investment contracts without investment management services are included as part of the effective interest rate used to calculate the amortised cost of the related investment contract liabilities.

The judgments exercised in the deferral and amortisation of acquisition and origination costs affect amounts recognised in the AIA Group Historical Financial Information as deferred acquisition and origination costs and insurance and investment contract benefits.

Liability adequacy testing

The AIA Group evaluates the adequacy of its insurance and investment contract liabilities at least annually. Liability adequacy is assessed by portfolio of contracts in accordance with the AIA Group’s manner of acquiring, servicing and measuring the profitability of its insurance contracts. The AIA Group performs liability adequacy testing separately for each geographical market in which it operates.

For traditional life insurance contracts, insurance contract liabilities, reduced by deferred acquisition costs and value of business acquired on acquired insurance contracts are compared with the gross premium valuation calculated on a best estimate basis, as of the valuation date. If there is a deficiency, the unamortised balance of deferred acquisition costs and value of business acquired on acquired insurance contracts are written down to the extent of the deficiency. If, after writing down deferred acquisition costs for the specific portfolio of contracts to nil, a deficiency still exists, the net liability is increased by the amount of the remaining deficiency.

For universal life and investment contracts, deferred acquisition costs, net of unearned revenue liabilities, are compared to estimated gross profits. If a deficiency exists, deferred acquisition costs are written down.

Significant judgment is exercised in determining the level of aggregation at which liability adequacy testing is performed and in selecting best estimate assumptions. The judgments exercised in liability adequacy testing affect amounts recognised in the AIA Group Historical Financial Information as commission and other acquisition expenses, deferred acquisition costs and insurance contract benefits and insurance and investment contract liabilities.

Financial assets at fair value through profit or loss

The AIA Group designates financial assets at fair value through profit or loss if this eliminates or reduces an accounting mismatch between the recognition and measurement of its assets and liabilities, or if the related assets and liabilities are actively managed on a fair value basis. This is the case for:

•	financial assets held to back investment-linked contracts and held by participating funds;

•	financial assets managed on a fair value basis; and

•	compound instruments containing an embedded derivative which would otherwise require bifurcation.

Available for sale financial assets

The available for sale category of financial assets is used where the relevant investments are not managed on a fair value basis. These assets principally consist of the AIA Group’s holding of shares of AIG and the AIA Group’s portfolio of debt securities (other than those backing participating fund liabilities and investment-linked contracts). Available for sale financial assets are initially recognised at fair value plus attributable transaction costs and are subsequently measured at fair value. Changes in the fair value of available for sale securities, except for impairment losses and foreign exchange gains and losses on monetary items, are recorded in a separate fair value reserve within total equity, until such securities are disposed of.

The classification and designation of financial assets, either as at fair value through profit or loss, or as available for sale, determines whether movements in fair value are reflected in the consolidated income statement or in the consolidated statement of comprehensive income respectively.

Fair values of financial assets

The AIA Group determines the fair values of financial assets traded in active markets using quoted bid prices as of each reporting date. The fair values of financial assets that are not traded in active markets are typically determined using a variety of other valuation techniques, such as prices observed in recent transactions and values obtained from current bid prices of comparable investments. More judgment is used in measuring the fair value of financial assets for which market observable prices are not available or are available only infrequently.

Changes in the fair value of financial assets held by the AIA Group’s participating funds affect not only the value of financial assets, but are also reflected in corresponding movements in insurance and investment contract liabilities. This is due to an insurance liability being recorded for the net assets of participating funds as described above. Both of the foregoing changes are reflected in the consolidated income statement.

Changes in the fair value of financial assets held to back the AIA Group’s investment-linked contracts result in a corresponding change in insurance and investment contract liabilities. Both of the foregoing changes are also reflected in the consolidated income statement.

Impairment of financial assets

Financial assets, other than those at fair value through profit or loss, are assessed for impairment regularly. This requires the exercise of significant judgment. A financial investment is impaired if its carrying value exceeds the estimated recoverable amount and there is objective evidence of impairment to the investment.

Use of estimates

All estimates are based on management’s knowledge of current facts and circumstances, assumptions based on that knowledge and predictions of future events and actions. Actual results can always differ from those estimates, possibly significantly.

The table below sets out those items we consider particularly sensitive to changes in estimates and assumptions, and the relevant accounting policy.

Accounting
Item	policy

Insurance and investment contract liabilities	2.5
Deferred acquisition and origination costs	2.5
Liability adequacy testing	2.5.1
Impairment of financial instruments classified as available for sale	2.6.3
Fair value of financial instruments not traded in active markets	2.6.2

Further details of estimation uncertainty in respect of the valuation and impairment of financial instruments are given in Notes 23 and 31 respectively. Further details of the estimation of amounts for insurance and investment contract liabilities and deferred acquisition and origination costs are given in Notes 26, 27, 28 and 20 respectively.

2.4 Basis of consolidation

Subsidiaries

Subsidiaries are those entities (including special purpose entities) over which the AIA Group, directly or indirectly, has power to exercise control over financial and operating policies in order to gain economic benefits. Subsidiaries are consolidated from the date on which control is transferred to the AIA Group and are excluded from consolidation from the date at which the AIA Group no longer has control. Intercompany transactions are eliminated.

From 1 December 2006, the date of transition to IFRS, the AIA Group is required to use the purchase method of accounting to account for the acquisition of subsidiaries, unless the acquisition forms part of the AIA Group reorganisation of entities under common control (see Note 1). Under this method, the cost of an acquisition is measured as the fair value of consideration payable, shares issued or liabilities assumed at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill (see 2.11 below). Any surplus of the acquirer’s interest in the subsidiary’s net assets over the cost of acquisition is credited to the consolidated income statement.

The AIA Group Historical Financial Information includes the assets, liabilities and results of AIA and subsidiaries in which AIA has a controlling interest, using accounts drawn up to 30 November.

Investment funds

In several countries, the AIA Group has invested in investment funds, such as mutual funds and unit trusts. These invest mainly in equities, debt securities and cash and cash equivalents. The AIA Group’s percentage ownership in these funds can fluctuate from day to day according to the AIA Group’s and third party participation in them. Where the AIA Group is deemed to control such funds, with control determined based on an analysis of the guidance in IAS 27 and SIC 12, they are consolidated, with the interests of parties other than the AIA Group being classified as liabilities because there is a contractual obligation for the issuer to repurchase or redeem units in such funds for cash. These are presented as ‘Third party interests in consolidated investment funds’ within other liabilities in the consolidated statement of financial position. In instances where the AIA Group’s ownership of investment funds declines marginally below 50% and, based on historical analysis and future expectations, the decline in ownership is expected to be temporary, the funds continue to be consolidated as subsidiaries under IAS 27. Likewise, marginal increases in ownership of investment funds above 50% which are expected to be temporary are not consolidated. Where the AIA Group does not control such funds, they are not accounted for as associates and are, instead, carried at fair value through profit or loss within financial investments in the consolidated statement of financial position.

Non-controlling interests

Non-controlling interests are presented within equity except when they arise through the minority’s interest in puttable liabilities such as the unit holders’ interest in consolidated investment funds, when they are recognised as a liability, reflecting the net assets of the consolidated entity.

Acquisitions and disposals of non-controlling interests, except when they arise through the minority’s interest in puttable liabilities, are treated as transactions between equity holders. As a result, any difference between the acquisition cost or sale price of the non-controlling interest and the carrying value of the non-controlling interest is recognised as an increase or decrease in equity.

Group reorganisations and business combinations

Group reorganisations and business combinations arising from transfers of interests in entities that are under common control throughout all periods presented are accounted for as if they had occurred at the beginning of the earliest period presented in the AIA Group Historical Financial Information. The components of equity of the acquired entities are added to the same components within equity, except that any share capital of the acquired entities is recognised as part of other reserves.

Associates and joint ventures

Associates are entities over which the AIA Group has significant influence, but which it does not control. Generally, it is presumed that the AIA Group has significant influence if it has between 20% and 50% of voting rights. Joint ventures are entities whereby the AIA Group and other parties undertake an economic activity which is subject to joint control arising from a contractual agreement.

Gains on transactions between the AIA Group and its associates and joint ventures are eliminated to the extent of the AIA Group’s interest in the associates and joint ventures. Losses are also eliminated, unless the transaction provides evidence of an impairment of an asset transferred between entities.

Investments in associates and joint ventures are accounted for using the equity method of accounting. Under this method, the cost of the investment in an associate or joint venture, together with the AIA Group’s share of that entity’s post acquisition changes to equity, is included as an asset in the consolidated statement of financial position. Cost includes goodwill arising on acquisition. The AIA Group’s share of post acquisition profits or losses is recognised in the consolidated income statement and its share of post acquisition movement in equity is recognised in equity. Equity accounting is discontinued when the AIA Group no longer has significant influence over the investment. If the AIA Group’s share of losses in an associate or joint venture equals or exceeds its interest in the undertaking, additional losses are provided for, and a liability recognised, only to the extent that the AIA Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

AIA’s investments

In AIA’s statement of financial position, subsidiaries, associates and joint ventures are stated at cost, unless impaired. No such impairment has arisen during the reporting period. AIA’s interests in investment funds such as mutual funds and unit trusts are designated at fair value through profit or loss.

2.5 Insurance and investment contracts

Consistent accounting policies for the measurement and recognition of insurance and investment contracts have been adopted throughout the AIA Group to substantially all of its business for each financial year presented. As permitted by IFRS 4, the AIA Group has revised its previous accounting policies prior to the adoption of IFRS for certain insurance and investment contracts in order to make the AIA Group Historical Financial Information more relevant and no less reliable to the economic decision making needs of users than the accounting policies previously adopted, primarily through the adoption of a consistent accounting basis for the AIA Group.

In a limited number of cases, the AIA Group measures insurance contract liabilities with reference to statutory requirements in the applicable jurisdiction, without deferral of acquisition costs.

Product classification

Insurance contracts are those contracts that transfer significant insurance risk. These contracts may also transfer financial risk. Significant insurance risk is defined as the possibility of paying significantly more in a scenario where the insured event occurs than in a scenario in which it does not. Scenarios considered are those with commercial substance.

Investment contracts are those contracts without significant insurance risk.

Once a contract has been classified as an insurance or investment contract no reclassification is subsequently performed, unless the terms of the agreement are later amended.

Certain contracts with DPF supplement the amount of guaranteed benefits due to policyholders. These contracts are distinct from other insurance and investment contracts as the AIA Group has discretion in the amount and/or timing of the benefits declared, and how such benefits are allocated between groups of policyholders. Customers may be entitled to receive, as a supplement to guaranteed benefits, additional benefits or bonuses:

•	that are likely to be a significant portion of the total contractual benefits;

•	whose amount or timing is contractually at the discretion of the AIA Group; and

•	that are contractually based on:

—	the performance of a specified pool of contracts or a specified type of contract;

—	realised and/or unrealised investment returns on a specified pool of assets held by the issuer; or

—	the profit or loss of the company, fund or other entity that issues the contract.

The AIA Group applies the same accounting policies for the recognition and measurement of obligations and the deferral of acquisition costs arising from investment contracts with DPF as it does to insurance contracts. The AIA Group refers to such contracts as participating business.

In some jurisdictions participating business is written in a participating fund which is distinct from the other assets of the company or branch. The allocation of benefits from the assets held in such participating funds is subject to minimum policyholder participation mechanisms which are established by regulation. The extent of such policy participation may change over time. The current policyholder participation in declared dividends for locations with participating funds is set out below:

Current policyholder
Country	participation

Singapore	90%
Malaysia	90%
China	70%
Australia	80%
Brunei	80%

In some jurisdictions participating business is not written in a distinct fund and the AIA Group refers to this as other participating business.

The AIA Group’s products may be divided into the following main categories:

Basis of accounting for
			Insurance contract	Investment contract
Policy type		Description of benefits payable	liabilities	liabilities

Traditional participating life assurance with DPF	Participating funds
Participating products combine protection with a savings element. The basic sum assured, payable on death or maturity, may be enhanced by dividends or bonuses, the aggregate amount of which is determined by the performance of a distinct fund of assets and liabilities

The timing of dividend declarations is at the discretion of the insurer. Local regulations generally prescribe a minimum proportion of policyholder participation in declared dividends
			Insurance contract liabilities make provision for the present value of guaranteed benefits less estimated future net premiums to be collected from policyholders. In addition, an insurance liability is recorded for the net assets of participating funds. As such, income is recognised only when dividend or bonus declarations are made, to the extent that a portion of such declarations is attributable to the Group	Not applicable, as IFRS 4 permits contracts with DPF to be accounted for as insurance contracts

Basis of accounting for
			Insurance contract	Investment contract
Policy type		Description of benefits payable	liabilities	liabilities

	Other participating business	Participating products combine protection with a savings element. The basic sum assured, payable on death or maturity, may be enhanced by dividends or bonuses, the timing or amount of which are at the discretion of the insurer taking into account factors such as investment experience	Insurance contract liabilities make provision for the present value of guaranteed benefits and non-guaranteed participation less estimated future net premiums to be collected from policyholders	Not applicable, as IFRS 4 permits contracts with DPF to be accounted for as insurance contracts

Non-participating life assurance, annuities and other protection products	Benefits payable are not at the discretion of the insurer	Insurance contract liabilities reflect the present value of future policy benefits to be paid less the present value of estimated future net premiums to be collected from policyholders. In addition, deferred profit liabilities for limited payment contracts are recognised	Investment contract liabilities are measured at amortised cost

Universal life		Benefits are based on an account balance, credited with interest at a rate set by the insurer, and a death benefit, which may be varied by the customer	Insurance contract liabilities reflect the accumulation value, representing premiums received and investment return credited, less deductions for front end loads, mortality and morbidity costs and expense charges. In addition, liabilities for unearned revenue and additional insurance benefits are recorded	Not applicable as such contracts generally contain significant insurance risk

Investment-linked		These may be primarily savings products or may combine savings with an element of protection	Insurance contract liabilities reflect the accumulation value, representing premiums received and investment return credited, less deductions for front end loads, mortality and morbidity costs and expense charges. In addition, liabilities for unearned revenue and additional insurance benefits are recorded	Investment contract liabilities are either measured at fair value (determined with reference to the accumulation value)

The basis of accounting for insurance and investment contracts is discussed in Notes 2.5.1 and 2.5.2 below.

2.5.1 Insurance contracts and investment contracts with DPF

Premiums

Premiums from life insurance contracts, including participating policies and annuity policies with life contingencies, are recognised as revenue when due from the policyholder. Benefits and expenses are provided in respect of such revenue so as to recognise profits over the estimated life of the policies. For limited pay contracts, premiums are recognised in profit or loss when due, with any excess profit deferred and recognised in income in a constant relationship to the insurance in-force or, for annuities, the amount of expected benefit payments.

Amounts collected as premiums from insurance contracts with investment features but with sufficient insurance risk to be considered insurance contracts, such as universal life, and certain investment-linked contracts, are accumulated as deposits. Revenue from these contracts consists of policy fees for the cost of insurance, administration, and surrenders during the period.

Upfront fees are recognised over the estimated life of the contracts to which they relate. Policy benefits and claims that are charged to expenses include benefit claims incurred in the period in excess of related policyholder contract deposits and interest credited to policyholder deposits.

Unearned revenue liability

Unearned revenue liability arising from insurance contracts representing upfront fees and other non-level charges is deferred and released to the consolidated income statement over the estimated life of the business.

Deferred acquisition costs

The costs of acquiring new business, including commissions, underwriting and other policy issue expenses, which vary with and are primarily related to the production of new business, are deferred. Deferred acquisition costs are subject to the testing of recoverability when issued and at least annually thereafter. Future investment income is taken into account in assessing recoverability.

Deferred acquisition costs for life insurance and annuity policies are amortised over the expected life of the contracts as a constant percentage of expected premiums. Expected premiums are estimated at the date of policy issue and are consistently applied throughout the life of the contract unless a deficiency occurs when performing liability adequacy testing (see below).

Deferred acquisition costs for universal life and investment-linked contracts are amortised over the expected life of the contracts based on a constant percentage of the present value of estimated gross profits expected to be realised over the life of the contract or on a straight line basis. Estimated gross profits include expected amounts to be assessed for mortality, administration, investment and surrenders, less benefit claims in excess of policyholder balances, administrative expenses and interest credited. Estimated gross profits are revised regularly. The interest rate used to compute the present value of revised estimates of expected gross profits is the latest revised rate applied to the remaining benefit period. Deviations of actual results from estimated experience are reflected in earnings.

Unamortised acquisition costs associated with internally replaced contracts that are, in substance, contract modifications, continue to be deferred and amortised. Any remaining unamortised balance of deferred acquisition costs associated with internally replaced contracts that are, in substance, new contracts, are expensed.

Deferred sales inducements

Deferred sales inducements, consisting of day one bonuses, persistency bonuses and enhanced crediting rates are deferred and amortised using the same methodology and assumptions used to amortise acquisition costs when:

•	the sales inducements are recognised as part of insurance contract liabilities;

•	they are explicitly identified in the contract on inception;

•	they are incremental to amounts credited on similar contracts without sales inducements; and

•	they are higher than the expected ongoing crediting rates for periods after the inducement.

Unbundling

The deposit component of an insurance contract is unbundled when both of the following conditions are met:

•	the deposit component (including any embedded surrender option) can be measured separately (i.e. without taking into account the insurance component); and

•	the AIA Group’s accounting policies do not otherwise require the recognition of all obligations and rights arising from the deposit component.

Bifurcation

To the extent that certain of the AIA Group’s insurance contracts include embedded derivatives that are not clearly and closely related to the host contract, these are bifurcated from the insurance contracts and accounted for as derivatives.

Benefits and claims

Insurance contract benefits reflect the cost of all maturities, surrenders, withdrawals and claims arising during the year, as well as policyholder dividends accrued in anticipation of dividend declarations.

Accident and health claims incurred include all losses occurring during the year, whether reported or not, related handling costs, a reduction for recoveries, and any adjustments to claims outstanding from previous years.

Claims handling costs include internal and external costs incurred in connection with the negotiation and settlement of claims, and are included in operating expenses.

Insurance contract liabilities (including liabilities in respect of investment contracts with DPF)

These represent the estimated future policyholder benefit liability for life insurance policies.

Future policy benefits for life insurance policies are calculated using a net level premium valuation method which represents the present value of estimated future policy benefits to be paid, less the present value of estimated future net premiums to be collected from policyholders. The method uses best estimate assumptions set at the policy inception date, adjusted for a provision for the risk of adverse deviation for mortality, morbidity, expected investment yields, dividends (for other participating business), surrenders and expenses, which remain locked in thereafter, unless a deficiency arises on liability adequacy testing (see below).

Interest rate assumptions can vary by country, year of issuance and product. Mortality assumptions are based on actual experience by geographic area and are modified to allow for variations in policy form. Surrender assumptions are based on actual experience by geographic area and are modified to allow for variations in policy form.

For contracts with an explicit account balance, such as universal life and investment-linked contracts, insurance contract liabilities are equal to the accumulation value, which represents premiums received and investment returns credited to the policy less deductions for mortality and morbidity costs and expense charges.

Settlement options are accounted for as an integral component of the underlying insurance or investment contract unless they provide annuitisation benefits, in which case an additional liability is established to the extent that the present value of expected annuitisation payments at the expected annuitisation date exceeds the expected account balance at that date. Where settlement options have been issued with guaranteed rates less than market interest rates, the insurance or investment contract liability does not reflect any provision for subsequent declines in market interest rates unless a deficiency is identified through liability adequacy testing.

The AIA Group accounts for participating policies within participating funds by establishing a liability for the present value of guaranteed benefits less estimated future net premiums to be collected from policyholders. In addition, an insurance liability is recorded for the net assets of participating funds. As such, income is recognised only when dividend or bonus declarations are made, to the extent that a portion of such declarations is attributable to the AIA Group. The AIA Group accounts for other participating business by establishing a liability for the present value of guaranteed benefits and non-guaranteed participation, less estimated future net premiums to be collected from policyholders.

Liability adequacy testing

The adequacy of liabilities is assessed by portfolio of contracts, in accordance with the AIA Group’s manner of acquiring, servicing and measuring the profitability of its insurance contracts. Liability adequacy testing is performed for each geographical market.

For traditional life insurance contracts, insurance contract liabilities, reduced by deferred acquisition costs and value of business acquired on acquired insurance contracts are compared to the gross premium valuation calculated on a best estimate basis, as of the valuation date. If there is a deficiency, the unamortised balance of deferred acquisition costs and value of business acquired on acquired insurance contracts are written down to the extent of the deficiency. If, after writing down the unamortised balance for the specific portfolio of contracts to nil, a deficiency still exists, the net liability is increased by the amount of the remaining deficiency.

For universal life and investment contracts, deferred acquisition costs, net of unearned revenue liabilities, are compared to estimated gross profits. If a deficiency exists, deferred acquisition costs are written down.

Financial guarantees

Financial guarantees are regarded as insurance contracts. Liabilities in respect of such contracts are recognised as incurred.

2.5.2 Investment contracts

Investment contracts do not contain sufficient insurance risk to be considered insurance contracts and are accounted for as a financial liability, other than investment contracts with DPF which are excluded from the scope of IAS 39 and are accounted for as insurance contracts.

Revenue from these contracts consists of various charges (policy fees, handling fees, management fees and surrender charges) made against the contract for the cost of insurance, expenses and early surrender. First year charges are amortised over the life of the contract as the services are provided.

Investment contract fee revenue

Customers are charged fees for policy administration, investment management, surrenders or other contract services. The fees may be fixed amounts or vary with the amounts being managed, and will generally be charged as an adjustment to the policyholder’s account balance. The fees are recognised as revenue in the period in which they are received unless they relate to services to be provided in future periods, in which case they are deferred and recognised as the service is provided.

Origination and other “upfront” fees (fees that are assessed against the account balance as consideration for origination of the contract) are charged on some non-participating investment and pension contracts. Where the investment contract is recorded at amortised cost, these fees are amortised and recognised over the expected term of the policy as an adjustment to the effective yield. Where the investment contract is measured at fair value, the front end fees that relate to the provision of investment management services are amortised and recognised as the services are provided.

Deferred origination costs

The costs of acquiring investment contracts with investment management services, including commissions and other incremental expenses directly related to the issue of each new contract, are deferred and amortised over the period that services are provided. Deferred origination costs are tested for recoverability at each reporting date.

The costs of acquiring new investment contracts without investment management services are included as part of the effective interest rate used to calculate the amortised cost of the related investment contract liabilities.

Investment contract liabilities

Deposits received in respect of investment contracts are not accounted for through the consolidated income statement, except for the investment income and fees attributable to those contracts, but are accounted for directly through the consolidated statement of financial position as an adjustment to the investment contract liability, which reflects the account balance.

The majority of the AIA Group’s contracts classified as investment contracts are investment-linked contracts. These represent investment portfolios maintained to meet specific investment objectives of policyholders who generally bear the credit and market risks on those investments. The liabilities are carried at fair value determined with reference to the accumulation value (current unit value) with changes recognised in income. The costs of policy administration, investment management, surrender charges and certain policyholder taxes assessed against customers’ account balances are included in revenue, and accounted for as described under Investment contract fee revenue above.

Non investment-linked investment contract liabilities are carried at amortised cost, being the fair value of consideration received at the date of initial recognition, less the net effect of principal payments such as transaction costs and front end fees, plus or minus the cumulative amortisation using the effective interest rate method of any difference between that initial amount and the maturity value, and less any write down for surrender payments. The effective interest rate equates the discounted cash payments to the initial amount. At each reporting date, the unearned revenue liability is determined as the value of the future best estimate cash flows discounted at the effective interest rate. Any adjustment is immediately recognised as income or expense in the consolidated income statement.

The amortised cost of the financial liability is never recorded at less than the amount payable on surrender, discounted for the time value of money where applicable, if the investment contract is subject to a surrender option.

2.5.3 Insurance and investment contracts

Reinsurance

The AIA Group cedes reinsurance in the normal course of business, with retentions varying by line of business. The cost of reinsurance is accounted for over the life of the underlying reinsured policies, using assumptions consistent with those used to account for such policies.

Premiums ceded and claims reimbursed are presented on a gross basis in the consolidated income statement and statement of financial position.

Reinsurance assets consist of amounts receivable in respect of ceded insurance liabilities. Amounts recoverable from reinsurers are estimated in a manner consistent with the reinsured insurance or investment contract liabilities or benefits paid and in accordance with the relevant reinsurance contract.

To the extent that reinsurance contracts principally transfer financial risk (as opposed to insurance risk) they are accounted for directly through the consolidated statement of financial position and are not included in reinsurance assets or liabilities. A deposit asset or liability is recognised, based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the reinsured.

If a reinsurance asset is impaired, the AIA Group reduces the carrying amount accordingly and recognises that impairment loss in the consolidated income statement. A reinsurance asset is impaired if there is objective evidence, as a result of an event that occurred after initial recognition of the reinsurance asset, that the AIA Group may not receive all amounts due to it under the terms of the contract, and the impact on the amounts that the AIA Group will receive from the reinsurer can be reliably measured.

Value of business acquired (‘VOBA’)

The value of business acquired (‘VOBA’) in respect of a portfolio of long term insurance and investment contracts, either directly or through the purchase of a subsidiary, is recognised as an asset. If this results from the acquisition of an investment in a joint venture or an associate, the VOBA is held within the carrying amount of that investment. In all cases, the VOBA is amortised over the estimated life of the contracts in the acquired portfolio on a systematic basis. The rate of amortisation reflects the profile of the value of in-force business acquired. The carrying value of VOBA is reviewed annually for impairment and any reduction is charged to the consolidated income statement.

Shadow accounting

Shadow accounting is applied to insurance and certain investment contracts where financial assets backing insurance and investment contracts liabilities are classified as available for sale. Shadow accounting is applied to deferred acquisition costs, VOBA, deferred origination costs and the contract liabilities for investment contracts with DPF to take into account the effect of unrealised gains or losses on insurance liabilities or assets that are recognised in equity in the same way as for a realised gain or loss recognised in the consolidated income statement. Such assets or liabilities are adjusted with corresponding charges or credits recognised directly in shareholders’ equity as a component of the related unrealised gains and losses.

Other assessments and levies

The AIA Group is potentially subject to various periodic insurance related assessments or guarantee fund levies. Related provisions are established where there is a present obligation (legal or constructive) as a result of a past event. Such amounts are not included in insurance or investment contract liabilities but are included under ’Provisions’ in the consolidated statement of financial position.

2.6 Financial instruments

2.6.1 Classification of and designation of financial instruments

Financial instruments at fair value through profit or loss

Financial instruments at fair value through profit or loss comprise two categories:

•	financial assets designated at fair value through profit or loss; and

•	derivative assets and liabilities.

Management designates financial assets at fair value through profit or loss if this eliminates a measurement inconsistency or if the related assets and liabilities are actively managed on a fair value basis, including:

•	financial assets held to back investment-linked contracts and participating funds;

•	other financial assets managed on a fair value basis; consisting of the AIA Group’s equity portfolio (other than its holding of shares of AIG which are now managed on a fair value basis) and investments held by the AIA Group’s fully consolidated investment funds; and

•	compound instruments containing an embedded derivative, where the embedded derivative would otherwise require bifurcation.

Dividend income from equity instruments designated at fair value through profit or loss is recognised in investment income in the consolidated income statement, generally when the security becomes ex-dividend. Interest income is recognised on an accrued basis. For all financial assets designated at fair value through profit or loss, changes in fair value are recognised in investment experience.

Transaction costs in respect of financial instruments at fair value through profit or loss are expensed as they are incurred.

Available for sale financial assets

Financial assets, other than those at fair value through profit or loss, and loans and receivables, are classified as available for sale.

The available for sale category is used where the relevant investments backing insurance and investment contract liabilities and shareholders’ equity are not managed on a fair value basis. These principally consist of the AIA Group’s debt securities (other than those backing participating funds and investment-linked contracts) and the AIA Group’s holding of shares in AIG. Available for sale financial assets are initially recognised at fair value plus attributable transaction costs. For available for sale debt securities, the difference between their cost and par value is amortised. Available for sale financial assets are subsequently measured at fair value. Interest income from debt securities classified as available for sale is recognised in investment income in the consolidated income statement using the effective interest method.

Unrealised gains and losses on securities classified as available for sale are analysed between differences resulting from foreign currency translation, and other fair value changes. Foreign currency translation differences on monetary available for sale investments, such as debt securities, are recognised in the consolidated income statement as investment experience. For impairments of available for sale financial assets reference is made to the section “Impairment of other financial assets”.

Changes in the fair value of securities classified as available for sale, except for impairment losses and relevant foreign exchange gains and losses, are recorded in a separate fair value reserve within equity.

Realised gains and losses on financial assets

Realised gains and losses on available for sale financial assets are determined as the difference between the sale proceeds and amortised cost. Cost is determined by specific identification.

Recognition of financial instruments

Purchases and sales of financial instruments are recognised on the trade date, which is the date at which the AIA Group commits to purchase or sell the assets.

Derecognition and offset of financial assets

Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or where the AIA Group has transferred substantially all risks and rewards of ownership. If the AIA Group neither transfers nor retains substantially all the risks and rewards of ownership of a financial asset, it derecognises the financial asset if it no longer has control over the asset. In transfers where control over the asset is retained, the AIA Group continues to recognise the asset to the extent of its continuing involvement. The extent of continuing involvement is determined by the extent to which the AIA Group is exposed to changes in the fair value of the asset.

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position only when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are initially recognised at fair value plus transaction costs. Subsequently, they are carried at amortised cost using the effective interest rate method less any impairment losses. Interest income from loans and receivables is recognised in investment income in the consolidated income statement using the effective interest rate method.

Term deposits

Deposits include time deposits with financial institutions which do not meet the definition of cash and cash equivalents as their maturity at acquisition exceeds three months. Certain of these balances are subject to regulatory or other restriction as disclosed in Note 21 Loans and Receivables. Deposits are stated at face value.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, and other short term highly liquid investments with maturities at acquisition of three months or less, which are held for cash management purposes. Cash and cash equivalents also include cash received as collateral for securities lending as well as cash and cash equivalents held for the benefit of policyholders in connection with investment-linked products. Cash and cash equivalents are stated at face value.

2.6.2.	Fair values of non-derivative financial assets

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, having regard to the specific characteristics of the asset or liability concerned, assuming that the transfer takes place in the most advantageous market to which the AIA Group has access. The fair values of financial instruments traded in active markets (such as financial instruments at fair value through profit or loss and available for sale securities) are based on quoted market prices at the date of the consolidated statement of financial position. The quoted market price used for financial assets held by the AIA Group is the current bid price. The fair values of financial instruments that are not traded in active markets are determined using valuation techniques. The AIA Group uses a variety of methods and makes assumptions that are based on market conditions at the date of each consolidated statement of financial position. The objective of using a valuation technique is to estimate the price at which an orderly transaction would take place between market participants at the date of the consolidated statement of financial position.

Financial instruments carried at fair value are measured using a fair value hierarchy described in Note 23.

The degree of judgment used in measuring the fair value of financial instruments generally correlates with the level of pricing observability. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and general market conditions.

2.6.3.	Impairment of financial assets

General

Financial assets are assessed for impairment on a regular basis. A financial asset is impaired if its carrying value exceeds the estimated recoverable amount and there is objective evidence of impairment to the financial asset.

The AIA Group assesses at each reporting date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the AIA Group about the following events:

•	significant financial difficulty of the issuer or debtor;

•	a breach of contract, such as a default or delinquency in payments;

•	it becomes probable that the issuer or debtor will enter bankruptcy or other financial reorganisation;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•	observable data, including market prices, indicating that there is a potential decrease in the estimated future cash flows since the initial recognition of those assets, including:

—	adverse changes in the payment status of issuers

—	national or local economic conditions that correlate with increased default risk.

The AIA Group first assesses whether objective evidence of impairment exists for financial assets that are individually significant. If the AIA Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

Available for sale financial instruments

When a decline in the fair value of an available for sale asset has been recognised in shareholders’ equity and there is objective evidence that the asset is impaired, the cumulative loss already recognised directly in shareholders’ equity is recognised in current period profit or loss. The AIA Group generally considers an available for sale equity instrument for evidence of impairment if the fair value is significantly below cost or has been below cost for a prolonged period. If such assets are considered to be impaired, the amount of the cumulative loss that is removed from shareholders’ equity and recognised in current period profit or loss is the difference between acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised.

If the fair value of a debt instrument classified as available for sale increases in a subsequent period, and the increase can be objectively related to an event occurring after the impairment loss was recognised in income, the impairment loss is reversed through profit or loss. Impairment losses recognised in profit or loss on equity instruments classified as available for sale are not reversed.

Where, following the recognition of an impairment loss in respect of an available for sale debt security, the asset suffers further falls in value, such further falls are recognised as an impairment only in the case when objective evidence exists of a further impairment event to which the losses can be attributed.

Loans and receivables

For loans and receivables impairment is considered to have taken place if it is probable that the AIA Group will not be able to collect principal and/or interest due according to the contractual terms of the instrument. When impairment is determined to have occurred, the carrying amount is decreased through a charge to profit or loss. The carrying amount of mortgage loans or receivables is reduced through the use of an allowance account, and the amount of any allowance is recognised as an impairment loss in profit or loss. The allowance is determined using an analytical method based on knowledge of each loan group or receivable. The method is usually based on historical statistics, adjusted for trends in the group of financial assets or individual accounts.

2.6.4.	Derivative financial instruments

Derivative financial instruments include foreign exchange contracts and interest rate swaps that derive their value mainly from underlying foreign exchange rates and interest rates. All derivatives are initially recognised in the consolidated statement of financial position at their fair value, which represents their cost excluding transaction costs, which are expensed, giving rise to a day one loss. They are subsequently remeasured at their fair value, with movements in this value recognised in profit or loss. Fair values are obtained from quoted market prices or, if these are not available, by using valuation techniques such as discounted cash flow models or option pricing models. All derivatives are carried as assets when the fair values are positive and as liabilities when the fair values are negative.

Derivative instruments for economic hedging

Whilst the AIA Group enters into derivative transactions to provide economic hedges under the AIA Group’s risk management framework, it does not currently apply hedge accounting to these transactions. This is either because the transactions would not meet the specific IFRS rules to be eligible for hedge accounting or the documentation requirements to meet hedge accounting criteria would be unduly onerous. These transactions are therefore treated as held for trading and fair value movements are recognised immediately in investment experience.

Embedded derivatives

Embedded derivatives are derivatives embedded within other non-derivative host financial instruments to create hybrid instruments. Where the economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host instrument, and where the hybrid instrument is not measured at fair value with changes in fair value recognised in profit or loss, the embedded derivative is bifurcated and carried at fair value as a derivative in accordance with IAS 39.

2.7 Segment reporting

An operating segment is a component of the AIA Group that engages in business activity from which it earns revenues and incurs expenses and, for which, discrete financial information is available, and whose operating results are regularly reviewed by the AIA Group’s chief operating decision maker, considered to be the Executive Committee of the AIA Group (“Exco”).

2.8 Foreign currency translation

Income statements and cash flows of foreign entities are translated into the AIA Group’s presentation currency at average exchange rates for the year as this approximates to the exchange rates prevailing at the transaction date. Their statements of financial position are translated at year or period end exchange rates. Exchange differences arising from the translation of the net investment in foreign operations, are taken to the currency translation reserve within equity. On disposal of a foreign operation such exchange differences are transferred out of this reserve and are recognised in the consolidated income statement as part of the gain or loss on sale. As permitted by IFRS 1, the cumulative translation differences were deemed to be nil at the transition date to IFRS.

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies into functional currency, are recognised in the consolidated income statement.

Translation differences on financial assets designated at fair value through profit or loss are included in investment experience. For monetary financial assets classified as available for sale, translation differences are calculated as if they were carried at amortised cost and so are recognised in the consolidated income statement. Foreign exchange movements on non-monetary equities that are accounted for as available for sale, are included in the fair value reserve.

2.9 Property, plant and equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Depreciation is calculated using the straight line method to allocate cost less any residual value over the estimated useful life.

Subsequent costs are included in the carrying amount or recognised as a separate asset, as appropriate, when it is probable that future economic benefits will flow to the AIA Group. Repairs and maintenance are charged to the consolidated income statement during the financial period in which they are incurred.

Residual values and useful lives are reviewed and adjusted, if applicable, at each reporting date. An asset is written down to its recoverable amount if the carrying value is greater than the estimated recoverable amount.

Any gain and loss arising on disposal of property, plant and equipment is measured as the difference between the net sale proceeds and the carrying amount of the relevant asset, and is recognised in the consolidated income statement.

The Government of the Hong Kong Special Administrative Region owns all the land in Hong Kong and permits its use under leasehold agreements. Where the cost of such leasehold is known, or can be reliably determined at the inception of the lease, the AIA Group records its interest in leasehold land and land use rights separately as operating leases. These leases are recorded at original cost and amortised over the term of the lease (see 2.19).

2.10	Investment properties

Property held for long term rental that is not occupied by the AIA Group is classified as investment property. Investment property comprises freehold and leasehold land and buildings and is carried at fair value, with changes in fair value included in the income statement. Properties are valued annually by independent qualified valuers.

If an investment property becomes held for use, it is reclassified as property, plant and equipment and, where applicable operating lease prepayment, using the fair value at the date of the transfer. Where a property is partly used as an investment property and partly for the use of the AIA Group, these elements are recorded separately within property, plant and equipment and investment property respectively, where the component used as investment property would be capable of separate sale or finance lease.

2.11	Goodwill and other intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the AIA Group’s share of the net identifiable assets of the acquired subsidiary, associate or joint venture at the date of acquisition. Goodwill on acquisitions prior to 1 December 2006 (the date of transition to IFRS) is carried at book value (original cost less cumulative amortisation) on that date, less any impairment subsequently incurred. Goodwill arising on the AIA Group’s investment in subsidiaries since that date is shown as a separate asset, whilst that on associates and joint ventures is included within the carrying value of those investments.

Other intangible assets

Other intangible assets consist primarily of acquired computer software and contractual relationships, such as access to distribution networks, and are amortised over their estimated useful lives.

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. Costs directly associated with the internal production of identifiable and unique software by the AIA Group that will generate economic benefits exceeding those costs over a period greater than a year, are recognised as intangible assets. All other costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred. Costs of acquiring computer software licences and incurred in the internal production of computer software are amortised using the straight line method over the estimated useful life of the software, which does not generally exceed a period of 3-15 years.

The amortisation charge for the year is included in the consolidated income statement under ’Other operating expenses’.

2.12	Impairment of non-financial assets

Property, plant and equipment, goodwill and other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised to the extent that the carrying amount of the asset exceeds its recoverable amount, which is the higher of the asset’s net selling price and value in use. For the purposes of assessing impairment, assets are grouped into cash generating units at the level of the AIA Group’s operating segments, the lowest level for which separately identifiable cash flows are reported. The carrying value of goodwill and intangible assets with indefinite useful lives is reviewed at least annually or when circumstances or events indicate that there may be uncertainty over this value.

2.13	Securities lending including repurchase agreements

The AIA Group is party to various securities lending agreements under which securities are loaned to third parties on a short term basis. The loaned securities are not derecognised and so they continue to be recognised within the appropriate investment classification.

Assets sold under repurchase agreements (repos)

Assets sold under repurchase agreements continue to be recognised and a liability is established for the consideration received. The AIA Group may be required to provide additional collateral based on the fair value of the underlying assets, and such collateral assets remain on the consolidated statement of financial position.

Assets purchased under agreements to resell (reverse repos)

The AIA Group enters into purchases of assets under agreements to resell (reverse repos). Reverse repos are initially recorded at the cost of the loan or collateral advanced within the caption ’Loans and Receivables’ in the consolidated statement of financial position. In the event of failure by the counterparty to repay the loan the AIA Group has the right to the underlying assets.

Collateral

The AIA Group receives and pledges collateral in the form of cash or non-cash assets in respect of securities lending transactions, and repo and reverse repo transactions, in order to reduce the credit risk of these transactions. The amount and type of collateral depends on an assessment of the credit risk of the counterparty. Collateral received in the form of cash, which is not legally segregated from the AIA Group, is recognised as an asset in the consolidated statement of financial position with a corresponding liability for the repayment. Non-cash collateral received is not recognised on the consolidated statement of financial position unless the AIA Group either sells or repledges these assets in the absence of default, at which point the obligation to return this collateral is recognised as a liability. To further minimise credit risk, the financial condition of counterparties is monitored on a regular basis.

Collateral pledged in the form of cash which is legally segregated from the group is derecognised from the consolidated statement of financial position and a corresponding receivable established for its return. Non-cash collateral pledged is not derecognised (except in the event of default) and therefore continues to be recognised in the consolidated statement of financial position within the appropriate financial instrument classification.

2.14	Borrowings

Borrowings are recognised initially at their issue proceeds less transaction costs incurred. Subsequently, borrowings are stated at amortised cost, and any difference between net proceeds and redemption value is recognised in the consolidated income statement over the period of the borrowings using the effective interest rate method. All borrowing costs are expensed as they are incurred, except for borrowing costs directly attributable to the development of investment properties and other qualifying assets, which are capitalised as part of the cost of the asset.

2.15	Income taxes

The current tax expense is based on the taxable profits for the year, including any adjustments in respect of prior years. Tax is allocated to profit or loss before taxation and amounts charged or credited to equity as appropriate.

Deferred tax is recognised in respect of temporary differences between the tax bases of assets and liabilities and their carrying amounts in the AIA Group Historical Financial Information, except as described below.

The principal temporary differences arise from the basis of recognition of insurance and investment contract liabilities, revaluation of certain financial assets and liabilities including derivative contracts, deferred acquisition costs and the future taxes arising on the surplus in life funds where the relevant local tax regime is distributions based. The rates enacted or substantively enacted at the date of the consolidated statement of financial position are used to determine deferred tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. In countries where there is a history of tax losses, deferred tax assets are only recognised in excess of deferred tax liabilities if there is evidence that future profits will be available.

Deferred taxes are not provided in respect of temporary differences arising from the initial recognition of goodwill or from goodwill for which amortisation is not deductible for tax purposes, or from the initial recognition of an asset or liability in a transaction which is not a business combination and which affects neither accounting nor taxable profit or loss at the time of the transaction.

Deferred tax related to fair value re-measurement of available for sale investments and other amounts taken directly to equity, is recognised initially within the applicable component of equity. It is subsequently recognised in the consolidated income statement, together with the gain or loss arising on the underlying item.

In addition to paying tax on shareholders’ profits, certain of the AIA Group’s life insurance businesses pay tax on policyholders’ investment returns “policyholder tax” at policyholder tax rates. Policyholder tax is accounted for as an income tax and is included in the total tax expense and disclosed separately.

2.16	Revenue

Investment return

Investment income consists of dividends, interest and rents receivable for the reporting period. Investment experience comprises realised gains and losses, impairments, unrealised gains and losses on investments held at fair value through profit or loss and changes in the fair value of investment properties. Interest income is recognised as it accrues, taking into account the effective yield on the investment. Rental income on investment property is recognised on an accruals basis. Investment return consists of investment income and investment experience.

The realised gain or loss on disposal of an investment is the difference between the proceeds received, net of transaction costs, and its original cost or amortised cost as appropriate. Unrealised gains and losses represent the difference between the carrying value at the year end and the carrying value at the previous year end or purchase price if purchased during the year, less the reversal of previously recognised unrealised gains and losses in respect of disposals made during the year.

Other fee and commission income

Other fee and commission income consists primarily of fund management fees, income from any incidental non-insurance activities, distribution fees from mutual funds, commissions on reinsurance ceded and commission revenue from the sale of mutual fund shares. Reinsurance commissions receivable are deferred in the same way as acquisition costs. All other fee and commission income is recognised as the services are provided.

2.17	Employee benefits

Annual leave and long service leave

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the reporting date.

Post retirement benefit obligations

The AIA Group operates a number of funded and unfunded post retirement employee benefit schemes, whose members receive benefits on either a defined benefit basis (generally related to salary and length of service) or a defined contribution basis (generally related to the amount invested, investment return and annuity rates), the assets of which are generally held in separate trustee administered funds. The defined benefit plans provide life and medical benefits for employees after retirement and a lump sum benefit on cessation of employment, and the defined contribution plans provide post retirement pension benefits.

For defined benefit plans, the costs are assessed using the projected unit credit method. Under this method, the cost of providing benefits is charged to the consolidated income statement so as to spread the regular cost over the service lives of employees, in accordance with the advice of qualified actuaries. The obligation is measured as the present value of the estimated future cash outflows, using a discount rate based on market yields for high quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related liability. The resulting scheme surplus or deficit appears as an asset or liability in the consolidated statement of financial position.

For each plan, AIA Group recognises actuarial gains and losses directly in the income statement.

For defined contribution plans, the AIA Group pays contributions to publicly or privately administered pension plans. Once the contributions have been paid, the AIA Group, as employer, has no further payment obligations. The AIA Group’s contributions are charged to the consolidated income statement in the reporting period to which they relate and are included in staff costs.

Share based compensation and cash incentive plans

The AIA Group has various share based compensation and cash incentive plans sponsored by AIG.

The AIA Group accounts for options and awards under equity settled share based compensation plans, which were granted after 7 November 2002, until such time as they are fully vested, using the fair value based method of accounting (the “fair value method”).

Under AIG’s equity settled share based compensation plans, the fair value of the employee services received in exchange for the grant of shares and/or options is recognised as an expense in profit or loss over the vesting period, with a corresponding amount recorded in equity. Any amounts recharged from AIG clearly related to equity settled share based payment arrangements are offset against the amount recorded in equity.

The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares and/or options granted. Non-market vesting conditions (for example, profitability and premium income growth targets) are included in assumptions about the number of shares and/or options that are expected to be issued or become exercisable. At each period end, the AIA Group revises its estimates of the number of shares and/or options that are expected to be issued or become exercisable. It recognises the impact of the revision to original estimates, if any, in profit or loss with a corresponding adjustment to equity. However, no subsequent adjustment to total equity is made after the vesting date. Where awards of share based payment arrangements vest in stages, each vesting tranche is recognised as a separate award, and therefore the fair value of each tranche is recognised over the applicable vesting period.

As the fair value of the options which AIG uses for its employee schemes cannot be compared to options available in the market, the AIA Group estimates the fair value using a binomial lattice model. This model requires inputs such as share price, exercise price, implied volatility, risk free interest rate, expected dividend rate and the expected life of the option.

Where modification or cancellation of an equity settled share based compensation plan occurs, the grant date fair value continues to be recognised, together with any incremental value arising on the date of modification if non-market conditions are met.

2.18	Provisions and contingencies

Provisions are recognised when the AIA Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of economic resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Where the AIA Group expects a provision to be reimbursed, for example under an insurance contract held, the reimbursement is recognised as a separate asset only when the reimbursement is virtually certain.

The AIA Group recognises a provision for onerous contracts when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract.

Contingencies are disclosed if material and if there is a possible future obligation as a result of a past event, or if there is a present obligation as a result of a past event, but either a payment is not probable or the amount cannot be reliably estimated.

2.19	Leases

Leases, where a significant portion of the risks and rewards of ownership is retained by the AIA Group as a lessor, are classified as operating leases. Assets subject to such leases are included in property, plant and equipment, and are depreciated to their residual values over their estimated useful lives. Rentals from such leases are credited to the consolidated income statement on a straight line basis over the period of the relevant lease. Payments made by the AIA Group as lessee under operating leases (net of any incentives received from the lessor) are charged to the consolidated income statement on a straight line basis over the period of the relevant lease. The AIA Group classifies amounts paid to acquire leasehold land as an operating lease prepayment.

There are no freehold land interests in Hong Kong. Accordingly, all land in Hong Kong is considered to be held under operating leases. The AIA Group classifies the amounts paid to acquire leasehold land as operating lease prepayments. Such amounts are included within ’Other Assets’. Amortisation is calculated to write off the cost of the land on a straight line basis over the terms of the lease, which are generally between 19 and 886 years.

2.20	Share capital

Issued capital represents the nominal value of shares issued plus any share premium received from the issue of share capital.

Share issue costs

Incremental external costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds of the issue.

Dividends

Dividends on ordinary shares are recognised when they have been approved by shareholders.

2.21	Disposal groups classified as held for sale

Disposal groups are classified as held for sale if their carrying amounts will be principally recovered through a sale transaction rather than through continuing use. This requires that the disposal group must be available for immediate sale in its present condition and its sale must be highly probable. The appropriate level of management must be committed to a plan to sell the disposal group and the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Any subsequent increase in the fair value less costs to sell is recognised as a gain but not in excess of the cumulative impairment loss that has been previously recognised.

2.22	Presentation of the consolidated statement of financial position

The AIA Group’s insurance and investment contract liabilities and related assets are realised and settled over periods of several years, reflecting the long term nature of the AIA Group’s products. Accordingly, the AIA Group presents the assets and liabilities in its consolidated statement of financial position in approximate order of liquidity, rather than distinguishing current and non-current assets and liabilities. The AIA Group regards its intangible assets, investments in associates and joint ventures, property plant and equipment, investment property and deferred acquisition and origination costs as non-current assets as these are held for the longer term use of the AIA Group.

2.23	Earnings per share

Basic earnings per share is calculated by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares in issue during the year.

Earnings per share has also been calculated on the operating profit before adjusting items, after tax, attributable to ordinary shareholders, as the Directors believe this figure provides a better indication of operating performance.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares, such as share options granted to employees.

Potential or contingent share issuances are treated as dilutive when their conversion to shares would decrease net earnings per share.

2.24	Fiduciary activities

Assets and income arising from fiduciary activities, together with related undertakings to return such assets to customers, are excluded from the AIA Group Historical Financial Information where the AIA Group has no contractual rights to the assets and acts in a fiduciary capacity such as nominee, trustee or agent.

2.25	Consolidated cash flow statement

The consolidated cash flow statement presents movements in cash and cash equivalents as shown in the consolidated statement of financial position.

Purchases and sales of financial investments are included in operating cash flows as the purchases are funded from cash flows associated with the origination of insurance and investment contracts, net of payments of related benefits and claims. Purchases and sales of investment property are included within investing cash flows.

2.26	Related party transactions

Transactions with related parties are recorded at amounts mutually agreed and transacted between the parties to the arrangement.

2.27	IFRS 1 — Adoption of IFRS

The AIA Group is required to determine its IFRS accounting policies and apply them retrospectively to establish its opening consolidated statement of financial position under IFRS. However, IFRS 1 (revised), First-Time Adoption of International Financial Reporting Standards allows a number of exceptions and exemptions on adoption of IFRS for the first time. The date of adoption to IFRS for the Group is 1 December 2006. The AIA Group has not previously published consolidated financial information because the parent company of the AIA Group was only established on 29 August 2009 and the group it heads has not previously published consolidated financial information and therefore there are no previously published consolidated financial information on which the effect of the impact of transition to IFRS can be disclosed.

The AIA Group has taken advantage of the following exceptions and exemptions as permitted by IFRS 1:

Cumulative translation differences

Cumulative translation differences of foreign operations have not been restated on an IFRS basis and are deemed to be nil at the date of adoption.

Share based payment plans

The provisions of IFRS 2, Share Based Payments, have not been applied to options and awards granted on or before 7 November 2002 which had not vested by 1 December 2006.

Designation of previously recognised financial instruments

The AIA Group has designated the following previously recognised financial instruments at fair value through profit or loss on the date of adoption of IFRS:

•	investments held to back investment-linked contracts and participating funds;

•	assets that are actively managed on a fair value basis, such as the majority of the Group’s equity portfolio and financial instruments held by consolidated investment funds; and

•	compound instruments containing an embedded derivative that would otherwise require to be bifurcated.

3.	Exchange rates

The AIA Group’s principal overseas operations during the reporting period were located within the Asia Pacific region. The results and cash flows of these operations have been translated into US Dollars at the following average rates:

	US dollar exchange rates
	Year ended	Year ended	Year ended
	30 November	30 November	30 November
	2007	2008	2009

Hong Kong	7.80	7.79	7.75
Thailand	34.69	33.21	34.47
Singapore	1.52	1.42	1.46
Malaysia	3.46	3.31	3.53
China	7.65	6.99	6.83
Korea	929.37	1,047.12	1,287.00

Assets and liabilities have been translated at the following year end rates:

	US dollar exchange rates
	As at	As at	As at
	30 November	30 November	30 November
	2007	2008	2009

Hong Kong	7.79	7.75	7.75
Thailand	33.85	35.52	33.24
Singapore	1.45	1.51	1.38
Malaysia	3.36	3.62	3.39
China	7.39	6.83	6.83
Korea	920.81	1,468.43	1,162.79

Exchange rates are expressed in units of local currency per US$1.

4.	Changes in group composition

This note provides details of the acquisitions and disposals of subsidiaries that the AIA Group has made during the reporting period, together with details of businesses held for sale. Principal subsidiary companies are listed in Note 43.

Acquisitions

On 27 November 2009, the AIA Group acquired 51% of the share capital of Ayala Life Assurance Incorporated (subsequently renamed BPI-Philam Life Assurance Corporation (“BPLAC”)), a company carrying on life insurance business in the Philippines, and entered a distribution agreement with Bank of the Philippine Islands (“BPI”) to distribute BPLAC’s products, for consideration of US$39m of which US$10m is deferred and expected to be settled in 2010. This amount is subject to a purchase price adjustment based on the final adjusted net worth as at the date of acquisition. The AIA Group has initially estimated this purchase price adjustment to be US$7m which is expected to be settled during 2010.

The profit after tax contributed by BPLAC for the year ended 30 November 2009 is insignificant as a consequence of the transaction completing at the end of the AIA Group’s financial year. Revenue and profit as though the acquisition had occurred on 1 December 2008 are not material to the AIA Group.

Details of the fair value of the assets and liabilities acquired and the goodwill arising, which have been provisionally determined in view of the time available, are as follows:

	Fair value	Carrying amount
	US$m
BPLAC
Intangible assets	15	—
Deferred acquisition costs (value of business acquired)	31	—
Property, plant and equipment	8	9
Investment property	13	13
Loans and receivables	67	65
Investment securities	246	246
Other assets	5	5
Cash and cash equivalents	2	2
Insurance and investment contract liabilities	(281)	(281)
Deferred tax assets/(liabilities)	(17)	3
Other liabilities	(6)	(6)

Total net assets acquired	83	56

Less: non-controlling interests acquired	(44)
Net assets acquired	39
Fair value of purchase consideration	46
Acquisition costs	1

Total purchase consideration	47

Goodwill arising on acquisition	8

Fair value of purchase consideration	47
Less: deferred consideration and purchase price adjustment	(17)
Less: cash and cash equivalents in acquired subsidiary	(2)

Net cash outflow	28

On 30 November 2007, the AIA Group acquired a further 50% of the share capital of Grand Design Development Limited (“Grand Design”) for cash consideration of US$233m. Grand Design is a holding company with a 90% interest in the share capital of Bayshore Development Group Limited (“Bayshore”), which owns a property in Hong Kong. Prior to the acquisition of this interest, the AIA Group held a 50% interest in Grand Design. After such acquisition, the AIA Group held a 100% interest in Grand Design. Prior to 30 November 2007, the AIA Group had accounted for its interest in the share capital and shareholder loans of Grand Design as an associate. As a consequence of the acquisition of the further 50% interest in Grand Design, the AIA Group consolidated Grand Design and Bayshore.

Also on 30 November 2007, Bayshore obtained banking refinancing of US$539m, which enabled Bayshore to repay certain shareholder loans, including accrued interest. The AIA Group received US$204m for its share of these shareholder loans, which exceeded the AIA Group’s carrying value of Grand Design of US$191m. As this refinancing occurred concurrent with the AIA Group’s acquisition of the further 50% of the share capital of Grand Design, the AIA Group did not recognise a gain on this repayment, considering it to be a reduction in the purchase consideration payable for the further 50% interest in Grand Design. During 2008, a final purchase price adjustment of US$1m was received by the AIA Group.

Details of the fair value of the assets and liabilities acquired and the goodwill arising are as follows:

	Fair value	Carrying amount
US$m
Grand Design
Property, plant and equipment	19	17
Investment property	613	613
Loans and receivables	3	7
Other assets	115	69
Cash and cash equivalents	26	26
Borrowings	(544)	(544)
Deferred tax liabilities	(2)	—
Other liabilities	(11)	(11)

Net assets acquired	219	177

Repayment of shareholders’ loans	14
Fair value of purchase consideration	233
Less: cash and cash equivalents in acquired subsidiaries	(26)

Net cash outflow	207

During 2008, the AIA Group acquired a further 50% of the share capital of AIG Consulting Services Company Limited. The fair value of the net assets acquired and purchase consideration are considered immaterial. Prior to the acquisition of this interest, the AIA Group held a 50% interest in AIG Consulting Services Company Limited. After such acquisition, the AIA Group held a 100% interest in AIG Consulting Services Company Limited.

Disposal

In October 2009, the AIA Group sold its 60% interest in PT Asuransi AIA Indonesia for US$65m. The loss on sale was US$29m before tax. The AIA Group continues to operate in Indonesia through its wholly owned subsidiary PT AIA Financial.

5.	Operating profit

Operating profit may be reconciled to net profit as follows:

		Year ended	Year ended	Year ended
		30 November	30 November	30 November
	Note	2007	2008	2009
	US$m
Operating profit	7	1,742	1,943	1,835
Non-operating investment return:
Investment experience		3,640	(10,222)	5,716
Investment income related to investment-linked contracts		63	80	68
Investment management expenses related to investment-linked contracts		(9)	(10)	(16)
Corresponding changes in insurance and investment contract liabilities for investment-linked contracts		(2,469)	5,919	(4,166)
Corresponding changes in insurance contract liabilities for participating funds		(308)	1,502	(773)
Corresponding changes in third party interests in consolidated investment funds		(80)	319	(164)

Non-operating investment return		837	(2,412)	665
Other non-operating items:
Gain on recapture of reinsurance from former parent company		—	447	—
Restructuring and separation costs		—	(10)	(89)

Other		219	74	169

Non-operating items		1,056	(1,901)	745

Profit before tax		2,798	42	2,580

Tax on operating profit		(461)	(348)	(392)
Tax on non-operating investment return		(190)	518	(262)
Other non-operating tax items:
Release of withholding tax provision		—	275	—
Other		2	(8)	11

Tax (expense)/credit		(649)	437	(643)

Net profit		2,149	479	1,937

Operating profit		1,742	1,943	1,835
Tax on operating profit		(461)	(348)	(392)

Operating profit after tax		1,281	1,595	1,443

Operating profit after tax attributable to:

Shareholders of AIA		1,270	1,588	1,438
Non-controlling interests		11	7	5

Other non-operating items include restructuring and separation costs, the gain on recapture of reinsurance from the former parent company in 2008 and other adjustments. Other adjustments relate to the differences in accounting policies between those applied by management, for decision making and internal performance management purposes and the accounting policies described in note 2 to the AIA Group Historical Financial Information. Further details are provided below:

Gain on recapture of reinsurance from former parent company

During 2008, the AIA Group paid US$190m to its then immediate parent, AIRCO, in full and final settlement of the recapture of a portfolio of reinsured risks and the transfer of a related portfolio of financial assets. The fair value of financial assets received exceeded the insurance and investment contract liabilities, deferred acquisition and origination costs, and this fee, resulting in a gain on recapture of US$447m. Other items in 2008 considered to be non-operating in nature consist of restructuring and separation costs of US$10m and the release of a provision for withholding tax, as a tax treaty was clarified during 2008 which resulted in the release of tax liabilities for withholding tax on profits to be remitted to Hong Kong in the amount of US$275m.

Restructuring and separation costs

Restructuring costs represent costs related to restructuring programmes and are primarily comprised of redundancy and contract termination costs. Separation costs are those significant and identifiable costs related to the AIA Group’s separation from AIG.

Other adjustments

These include accounting for investment properties, net assets of participating funds and actuarial gains and losses arising from defined benefit schemes. Further details are provided below.

(i)	Investment properties

For operating profit purposes all real estate is measured at depreciated cost. The IFRS accounting policies described in note 2 and applied in the preparation of the consolidated income statement, consolidated statement of financial position and notes thereto measure investment properties at fair value.

(ii)	Participating funds

For operating profit purposes the Group records a liability for the proportion of the net assets of participating funds that would be allocated to policyholders assuming all performance were to be declared as a dividend based upon local regulations. The change in this liability, which corresponds to investment experience of participating funds, is excluded from operating profit, as shown in the table above. The IFRS accounting policies described in note 2 and applied in the preparation of the consolidated income statement, consolidated statement of financial position and notes thereto record a liability for the net assets of participating funds such that income is recognised only when a dividend or bonus declarations are made, to the extent that a portion of such declarations is attributable to the AIA Group.

(iii)	Actuarial gains and losses arising from defined benefit schemes

For operating profit purposes the AIA Group recognises a portion of actuarial gains and losses if the unrecognised actuarial net gain or loss at the end of the previous reporting period exceeds the greater of 10% of the projected benefit obligations at that date or 10% of the fair value of any plan assets at that date. Any actuarial net gain or loss exceeding the greater of these two values is recognised in operating profit over the expected average remaining service periods of the employees participating in the plans. The IFRS accounting policies described in note 2 and applied in the preparation of the consolidated income statement consolidated statement of financial position and notes thereto recognise actuarial gains and losses in the period in which they arise.

6.	Total weighted premium income

For management decision making and internal performance management purposes, the AIA Group measures business volumes using a performance measure referred to as total weighted premium income (TWPI). Total weighted premium income consists of 100% of renewal premiums, 100% of first year premiums and 10% of single premiums and includes deposits and contributions for contracts that are accounted for as deposits in accordance with the AIA Group’s accounting policies.

Management considers that total weighted premium income provides an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not intended to be indicative of premium and fee income recorded in the consolidated income statement.

	Year ended	Year ended	Year ended
	30 November	30 November	30 November
	2007	2008	2009
	US$m
Total weighted premium income by geography
Hong Kong	2,845	2,916	2,861
Thailand	2,164	2,351	2,373
Singapore	1,514	1,641	1,524
Malaysia	667	727	707
China	806	934	1,018
Korea	2,178	2,268	1,759
Other Markets	1,184	1,366	1,390

Total	11,358	12,203	11,632

First year premiums by geography
Hong Kong	482	414	357
Thailand	301	326	337
Singapore	115	139	111
Malaysia	78	91	93
China	161	160	166
Korea	683	664	322
Other Markets	296	325	358

Total	2,116	2,119	1,744

Single premiums by geography
Hong Kong	893	475	175
Thailand	99	158	121
Singapore	1,187	952	400
Malaysia	107	93	32
China	380	193	166
Korea	740	457	77
Other Markets	273	247	119

Total	3,679	2,575	1,090

Renewal premiums by geography
Hong Kong	2,274	2,455	2,487
Thailand	1,853	2,009	2,024
Singapore	1,280	1,407	1,373
Malaysia	578	627	611
China	607	755	835
Korea	1,421	1,559	1,429
Other Markets	861	1,015	1,020

Total	8,874	9,827	9,779

7.	Segment information

The AIA Group’s operating segments, based on the reporting received by the AIA Group’s Exco are each of the geographical markets in which the AIA Group operates. Each of the reportable segments, other than the ‘Corporate and Other’ segment, writes life insurance business, providing life, pensions, and accident and health products to customers in its local market, and distributes related investment and other financial services products. The reportable segments, as required to be disclosed separately under IFRS 8, are Hong Kong, Thailand, Singapore, Korea, Malaysia, China, Other Markets and Corporate and Other. The AIA Group’s Hong Kong reportable segment includes Macau. The AIA Group’s Singapore reportable segment includes Brunei. Other Markets primarily includes the AIA Group’s operations in the Philippines, Indonesia, Vietnam, India, Australia, New Zealand and Taiwan. The activities of the Corporate and Other segment consist of the AIA Group’s corporate functions, shared services and eliminations of intragroup transactions.

Because each reportable segment other than the Corporate and Other segment focuses on serving the life insurance needs of its local market there are limited transactions between reportable segments. The key performance indicators reported in respect of each segment are:

•	total weighted premium income;

•	investment income (excluding investment income in respect of investment-linked contracts);

•	operating expenses;

•	operating profit; (see Note 5);

•	expense ratio; measured as operating expenses divided by total weight premium income;

•	operating margin; measured as operating profit (see above) expressed as a percentage of total weighted premium income; and

•	operating return on allocated segment equity, measured as operating profit after tax attributable to shareholders of AIA expressed as a simple average of opening and closing allocated segment equity (being the segment assets less segment liabilities in respect of each reportable segment less non-controlling interests, fair value and foreign currency translation reserves, and adjusted for subordinated intercompany debt).

In presenting net capital in/(out) flows to reportable segments, capital outflows consist of dividends and profit distributions to the Corporate and Other segment and capital inflows consist of capital injections into reportable segments by the Corporate and Other segment. For the AIA Group, net capital in/(out) flows reflect the net amount received from shareholders by way of capital contributions less amounts distributed by way of dividends.

Business volumes in respect of the AIA Group’s five largest customers are less than 30% of premiums and fee income.

	Key markets						Other	Corporate
	Hong Kong	Thailand	Singapore	Malaysia	China	Korea	Markets	and Other	Total
	US$m
Year ended 30 November 2007
Total weighted premium income	2,845	2,164	1,514	667	806	2,178	1,184	—	11,358
Net premiums, fee income and other operating revenue (net of reinsurance ceded)	1,401	2,206	1,464	610	723	1,506	912	(5)	8,817
Investment income(1)	607	557	538	200	147	233	352	72	2,706

Total revenue	2,008	2,763	2,002	810	870	1,739	1,264	67	11,523

Net insurance and investment contract benefits(2)	1,124	1,928	1,434	554	551	1,165	829	1	7,586
Commission and other acquisition expenses	198	293	76	75	68	165	70	2	947
Operating expenses	133	114	95	52	127	136	157	148	962
Investment management expenses and finance costs(3)	153	26	49	6	2	4	30	16	286

Total expenses	1,608	2,361	1,654	687	748	1,470	1,086	167	9,781

Share of profit/(loss) from associates and joint ventures	8	(1)	—	—	—	—	(8)	1	—
Operating profit/(loss)	408	401	348	123	122	269	170	(99)	1,742
Tax on operating profit	(40)	(126)	(68)	(38)	(11)	(77)	(54)	(47)	(461)

Operating profit/(loss) after tax	368	275	280	85	111	192	116	(146)	1,281

Operating profit/(loss) after tax attributable to:
Shareholders of AIA	368	275	280	85	111	192	105	(146)	1,270
Non-controlling interests	—	—	—	—	—	—	11	—	11
Key operating ratios:
Expense ratio	4.7%	5.3%	6.3%	7.8%	15.8%	6.2%	13.3%	—	8.5%
Operating margin	14.3%	18.5%	23.0%	18.4%	15.1%	12.4%	14.4%	—	15.3%
Operating return on allocated equity	14.1%	11.0%	33.4%	34.8%	30.2%	23.7%	10.0%	—	13.6%
Operating profit includes:
Finance costs	141	—	42	2	1	—	—	17	203
Depreciation and amortisation	6	8	8	4	7	8	6	5	52
Strategic initiative expenses	—	—	—	—	—	—	—	—	—

Note: (1)	Excludes investment income related to investment-linked contracts
Note: (2)	Excludes corresponding changes in insurance and investment contract liabilities from investment experience for investment-linked contracts and participating funds and investment income related to investment-linked contracts
Note: (3)	Excludes investment management expenses related to investment-linked contracts

Operating profit may be reconciled to net profit/(loss) as follows:

	Key markets						Other	Corporate
	Hong Kong	Thailand	Singapore	Malaysia	China	Korea	Markets	and Other	Total
US$m
30 November 2007
Operating profit/(loss)	408	401	348	123	122	269	170	(99)	1,742
Non-operating items	303	343	139	46	66	40	79	40	1,056

Profit/(loss) before tax	711	744	487	169	188	309	249	(59)	2,798
Tax on operating profit	(40)	(126)	(68)	(38)	(11)	(77)	(54)	(47)	(461)
Tax on non-operating items	—	(103)	(36)	(28)	(12)	(11)	(1)	1	(190)

Other non-operating tax items	—	(1)	7	4	—	(1)	(3)	(4)	2
Tax (expense)/credit	(40)	(230)	(97)	(62)	(23)	(89)	(58)	(50)	(649)

Net profit/(loss)	671	514	390	107	165	220	191	(109)	2,149

Net profit/(loss) attributable to:
Shareholders of AIA	671	514	390	107	165	220	175	(109)	2,133
Non-controlling interests	—	—	—	—	—	—	16	—	16

Allocated equity may be analysed as follows:

	Key markets						Other	Corporate
	Hong Kong	Thailand	Singapore	Malaysia	China	Korea	Markets	and Other	Total
US$m
30 November 2007
Assets before investments in associates and joint ventures	23,907	13,730	20,642	5,796	4,544	7,763	6,963	5,507	88,852
Investments in associates and joint ventures	—	4	17	—	—	—	23	19	63
Total assets	23,907	13,734	20,659	5,796	4,544	7,763	6,986	5,526	88,915
Total liabilities	20,875	10,714	19,666	5,489	4,186	6,890	5,147	2,271	75,238

Total equity	3,032	3,020	993	307	358	873	1,839	3,255	13,677
Non-controlling interests	—	—	—	—	—	—	61	—	61
Amounts reflected in other comprehensive income:
Fair value reserve	104	141	58	17	(108)	(85)	557	2,272	2,956
Foreign currency translation reserve	—	142	61	18	16	8	86	(2)	329

Allocated equity	2,928	2,737	874	272	450	950	1,135	985	10,331

Net capital in/(out) flows	(7)	(61)	(319)	(51)	—	60	(1)	285	(94)

Segment information may be reconciled to the consolidated income statement as shown below.

				Investment
			Investment	management	Related changes in
			income	expenses	insurance and investment		Third party
			related to	related to	contract benefits		interests in	Other
			investment-	investment-	Investment-		consolidated	non-	Consolidated
	Segment	Investment	linked	linked	linked	Participating	investment	operating	income
	information	experience	contracts	contracts	contracts	funds	funds	items	statement
	US$m
30 November 2007

Total revenue	11,523	3,640	63	—	—	—	—	139	15,365	Total revenue

Of which:										Of which:

Net premiums, fee income and other operating revenue	8,817	—	—	—	—	—	—	—	8,817	Net premiums and fee income and other operating revenue

Investment return	2,706	3,640	63	—	—	—	—	139	6,548	Investment return

Total expenses	9,781	—	—	9	2,469	308	80	19	12,666	Total expenses

Of which:										Of which:

Net insurance and investment contract benefits	7,586	—	—	—	2,469	308	—	34	10,397	Net insurance and investment contract benefits

Operating expenses	962	—	—	—	—	—	—	(11)	951	Operating expenses

Investment management expenses and finance costs	286	—	—	9	—	—	—	(4)	291	Investment management expenses and finance costs

Change in third party interests in consolidated investment funds	—	—	—	—	—	—	80	—	80	Change in third party interests in consolidated investment funds

Share of loss of associates and joint ventures	—	—	—	—	—	—	—	99	99	Share of loss of associates and joint ventures

Operating profit	1,742	3,640	63	(9)	(2,469)	(308)	(80)	219	2,798	Profit/(loss) before tax

	Key markets						Other	Corporate
	Hong Kong	Thailand	Singapore	Malaysia	China	Korea	Markets	and Other	Total
	US$m
Year ended 30 November 2008
Total weighted premium income	2,916	2,351	1,641	727	934	2,268	1,366	—	12,203
Net premiums, fee income and other operating revenue (net of reinsurance ceded)	2,023	2,403	1,658	706	847	1,698	1,032	(6)	10,361
Investment income(1)	767	657	616	230	184	248	397	45	3,144

Total revenue	2,790	3,060	2,274	936	1,031	1,946	1,429	39	13,505

Net insurance and investment contract benefits(2)	1,540	2,101	1,551	663	692	1,222	860	1	8,630
Commission and other acquisition expenses	336	381	238	80	76	307	148	(3)	1,563
Operating expenses	183	132	129	64	172	132	173	104	1,089
Investment management expenses and finance costs	141	23	24	5	6	4	31	18	252

Total expenses	2,200	2,637	1,942	812	946	1,665	1,212	120	11,534

Share of profit/(loss) from associates and joint ventures	—	1	1	(1)	—	—	(29)	—	(28)
Operating profit/(loss)	590	424	333	123	85	281	188	(81)	1,943
Tax on operating profit/(loss)	(21)	(121)	(100)	(11)	3	(63)	(29)	(6)	(348)

Operating profit/(loss) after tax	569	303	233	112	88	218	159	(87)	1,595

Operating profit/(loss) after tax attributable to:
Shareholders of AIA	568	303	233	112	88	218	153	(87)	1,588
Non-controlling interests	1	—	—	—	—	—	6	—	7
Key operating ratios:
Expense ratio	6.3%	5.6%	7.9%	8.8%	18.4%	5.8%	12.7%	—	8.9%
Operating margin	20.2%	18.0%	20.3%	16.9%	9.1%	12.4%	13.8%	—	15.9%
Operating return on allocated equity	16.8%	11.7%	26.7%	37.5%	18.7%	20.1%	12.5%	—	14.8%
Operating profit includes:
Finance costs	122	2	21	1	1	—	2	10	159
Depreciation and amortisation	1	13	9	7	14	9	6	5	64
Strategic initiative expenses	4	2	9	1	—	—	1	8	25

Note: (1)	Excludes investment income related to investment-linked contracts
Note: (2)	Excludes corresponding changes in insurance and investment contract liabilities from investment experience for investment-linked contracts and participating funds and investment income related to investment-linked contracts
Note: (3)	Excludes investment management expenses related to investment-linked contracts

Operating profit may be reconciled to net profit/(loss) as follows:

	Key markets						Other	Corporate
	Hong Kong	Thailand	Singapore	Malaysia	China	Korea	Markets	and Other	Total
	US$m
30 November 2008
Operating profit/(loss)	590	424	333	123	85	281	188	(81)	1,943
Non-operating items	(341)	(745)	(388)	(58)	(76)	(77)	(106)	(110)	(1,901)

Profit/(loss) before tax	249	(321)	(55)	65	9	204	82	(191)	42
Tax on operating profit	(21)	(121)	(100)	(11)	3	(63)	(29)	(6)	(348)
Tax on non-operating items	—	221	193	48	15	29	9	3	518
Other non-operating tax items	—	1	4	(21)	5	(1)	3	276	267

Tax (expense)/credit	(21)	101	97	16	23	(35)	(17)	273	437

Net profit/(loss)	228	(220)	42	81	32	169	65	82	479

Net profit/(loss) attributable to:
Shareholders of AIA	227	(220)	42	81	32	169	61	81	473
Non-controlling interests	1	—	—	—	—	—	4	1	6

Allocated equity may be analysed as follows:

	Key markets						Other	Corporate
	Hong Kong	Thailand	Singapore	Malaysia	China	Korea	Markets	and Other	Total
	US$m
30 November 2008
Assets before investments in associates and joint ventures	19,526	13,933	15,948	5,541	5,636	5,055	5,785	1,207	72,631
Investments in associates and joint ventures	—	2	7	2	—	—	36	—	47

Total assets	19,526	13,935	15,955	5,543	5,636	5,055	5,821	1,207	72,678
Total liabilities(4)	17,423	11,030	15,186	5,193	5,014	4,418	4,716	502	63,482

Total equity	2,103	2,905	769	350	622	637	1,105	705	9,196
Non-controlling interests	1	—	—	—	—	—	19	—	20
Amounts reflected in other comprehensive income:
Fair value reserve	(1,737)	457	(117)	27	80	(175)	(116)	17	(1,564)
Foreign currency translation reserve	—	5	15	(2)	53	(412)	(112)	(1)	(454)

Allocated equity	3,839	2,443	871	325	489	1,224	1,314	689	11,194

Net capital in/(out) flows	684	(74)	(45)	(28)	7	105	118	(377)	390

Note: (4)	Corporate and Other and Other Markets adjusted for subordinated intercompany debt provided to Other Markets of US$68m

Segment information may be reconciled to the consolidated income statement as shown below.

				Investment	Related changes in
			Investment	management	insurance and
			income	expenses	investment contract		Third party
			related to	related to	benefits		interests in
			investment-	investment-	Investment-		consolidated	Other	Consolidated
	Segment	Investment	linked	linked	linked	Participating	investment	non-operating	income
	information	experience	contracts	contracts	contracts	funds	funds	items	statement
	US$m
30 November 2008

Total revenue	13,505	(10,222)	80	—	—	—	—	424	3,787	Total revenue

Of which:										Of which:

Net premiums, fee income and other operating revenue	10,361	—	—	—	—	—	—	447	10,808	Net premiums, fee income and other operating revenue
Investment return	3,144	(10,222)	80	—	—	—	—	(23)	(7,021)	Investment return

Total expenses	11,534	—	—	10	(5,919)	(1,502)	(319)	(87)	3,717	Total expenses

Of which:										Of which:

Net insurance and investment contract benefits	8,630	—	—	—	(5,919)	(1,502)	—	(100)	1,109	Net insurance and investment contract benefits

Restructuring and separation costs	—		—					10	10	Restructuring and separation costs

Operating expenses	1,089	—	—	—	—	—	—	5	1,094	Operating expenses

Investment management expenses and finance costs	252	—	—	10	—	—	—	(2)	260	Investment management expenses and finance costs

Change in third party interests in consolidated investment funds	—	—	—	—	—	—	(319)	—	(319)	Change in third party interests in consolidated investment funds

Share of loss of associates and joint ventures	(28)	—	—	—	—	—	—	—	(28)	Share of loss of associates and joint ventures

Operating profit	1,943	(10,222)	80	(10)	5,919	1,502	319	511	42	Profit/(loss) before tax

Other non-operating items in 2008 consist of a gain of US$447m arising on the recapture of a reinsurance treaty and restructuring costs of US$10m (see Note 5).

	Key markets						Other	Corporate
	Hong Kong	Thailand	Singapore	Malaysia	China	Korea	Markets	and Other	Total
									US$	m
Year ended 30 November 2009
Total weighted premium income	2,861	2,373	1,524	707	1,018	1,759	1,390	—		11,632
Net premiums, fee income and other operating revenue (net of reinsurance ceded)	2,232	2,374	1,506	656	999	1,367	1,055	(16)		10,173
Investment income[1]	779	640	609	223	201	217	400	(10)		3,059

Total revenue	3,011	3,014	2,115	879	1,200	1,584	1,455	(26)		13,232

Net insurance and investment contract benefits[2]	1,700	2,107	1,495	597	872	1,027	843	(17)		8,624
Commission and other acquisition expenses	398	391	160	70	55	371	204	(1)		1,648
Operating expenses	163	135	91	58	181	101	170	82		981
Investment management expenses and finance costs[3]	52	23	13	5	3	4	25	(2)		123

Total expenses	2,313	2,656	1,759	730	1,111	1,503	1,242	62		11,376

Share of profit/(loss) from associates and joint ventures	—	—	—	1	—	—	(22)	—		(21)
Operating profit/(loss)	698	358	356	150	89	81	191	(88)		1,835
Tax on operating profit	(43)	(111)	(92)	(44)	(21)	(16)	(47)	(18)		(392)

Operating profit/(loss) after tax	655	247	264	106	68	65	144	(106)		1,443

Operating profit/(loss) after tax attributable to:
Shareholders of AIA	653	251	264	106	68	65	137	(106)		1,438
Non-controlling interests	2	(4)	—	—	—	—	7	—		5
Key operating ratios:
Expense ratio	5.7%	5.7%	6.0%	8.2%	17.8%	5.7%	12.2%	—		8.4%
Operating margin	24.4%	15.1%	23.4%	21.2%	8.7%	4.6%	13.7%	—		15.8%
Operating return on allocated equity	15.4%	9.4%	23.7%	29.8%	12.5%	5.3%	9.9%	—		11.6%

Operating profit includes:
Finance costs	43	2	6	2	—	—	3	(6)		50
Depreciation and amortisation	4	8	8	8	13	10	9	6		66
Strategic initiative expenses	10	6	14	2	3	—	9	18		62

Note: (1)	Excludes investment income related to investment-linked contracts

Note: (2)	Excludes corresponding changes in insurance and investment contract liabilities from investment experience for investment-linked contracts and participating funds and investment income related to investment-linked contracts

Note: (3)	Excludes investment management expenses related to investment-linked contracts

Operating profit may be reconciled to net profit/(loss) as follows:

	Key markets						Other	Corporate
	Hong Kong	Thailand	Singapore	Malaysia	China	Korea	Markets	and Other	Total
									US$	m
30 November 2009
Operating profit/(loss)	698	358	356	150	89	81	191	(88)		1,835
Non-operating items	211	570	68	24	36	(90)	(21)	(53)		745

Profit /(loss) before tax	909	928	424	174	125	(9)	170	(141)		2,580
Tax on operating profit	(43)	(111)	(92)	(44)	(21)	(16)	(47)	(18)		(392)
Tax on non-operating items	—	(168)	(75)	(20)	(8)	15	(3)	(3)		(262)
Other non-operating tax items	—	(2)	7	5	—	2	2	(3)		11

Tax (expense)/credit	(43)	(281)	(160)	(59)	(29)	1	(48)	(24)		(643)

Net profit/(loss)	866	647	264	115	96	(8)	122	(165)		1,937

Net profit/(loss) attributable to:
Shareholders of AIA	848	651	264	115	96	(8)	113	(163)		1,916
Non-controlling interests	18	(4)	—	—	—	—	9	(2)		21

Allocated equity may be analysed as follows:

	Key markets						Other	Corporate
	Hong Kong	Thailand	Singapore	Malaysia	China	Korea	Markets	and Other	Total
	US$m
30 November 2009
Assets before investments in associates and joint ventures	24,269	16,531	20,730	6,346	6,510	7,498	7,982	1,626	91,492
Investments in associates and joint ventures	—	2	7	4	—	—	40	—	53
Total assets	24,269	16,533	20,737	6,350	6,510	7,498	8,022	1,626	91,545
Total liabilities(4)	19,020	12,956	19,184	5,928	5,887	6,380	6,111	747	76,213

Total equity	5,249	3,577	1,553	422	623	1,118	1,911	879	15,332
Non-controlling interests	20	—	—	—	—	—	59	1	80
Amounts reflected in other comprehensive income:
Fair value reserve	572	463	101	24	(30)	49	363	(31)	1,511
Foreign currency translation reserve	—	195	97	12	52	(158)	44	—	242

Allocated equity	4,657	2,919	1,355	386	601	1,227	1,445	909	13,499

Net capital in/(out) flows	(30)	(175)	220	(54)	16	11	18	383	389

Note: (4)	Corporate and Other and Other Markets adjusted for subordinated intercompany debt provided to Other Markets of US$63m.

Segment information may be reconciled to the consolidated income statement as shown below.

				Investment
			Investment	management	Related changes in insurance
			income	expenses	and investment contract		Third party
			related to	related to	benefits		interests in
			investment-	investment-	Investment-		consolidated	Other	Consolidated
	Segment	Investment	linked	linked	linked	Participating	investment	non-operating	income
	information	experience	contracts	contracts	contracts	funds	funds	items	statement
	US$m
30 November 2009
Total revenue	13,232	5,716	68	—	—	—	—	227	19,243	Total revenue

Of which:

Net premiums, fee income and other operating revenue	10,173	—	—	—	—	—	—	—	10,173	Net premiums and fee income and other operating revenue

Investment return	3,059	5,716	68	—	—	—	—	227	9,070	Investment return

Total expenses	11,376	—	—	16	4,166	773	164	147	16,642	Total segment expenses

Of which:

Net insurance and investment contract benefits	8,624	—	—	—	4,166	773	—	66	13,629	Net insurance and investment contract benefits

Restructuring and separation costs	—	—	—	—	—	—	—	89	89	Restructuring and separation costs

Operating expenses	981	—	—	—	—	—	—	(6)	975	Operating expenses

Investment management expenses and finance costs	123	—	—	16	—	—	—	(2)	137	Investment management expenses and finance costs

Change in third party interests in consolidated investment funds	—	—	—	—	—	—	164	—	164	Change in third party interests in consolidated investment funds

Share of loss of associates and joint ventures	(21)	—	—	—	—	—	—	—	(21)	Share of loss of associates and joint ventures

Operating profit	1,835	5,716	68	(16)	(4,166)	(773)	(164)	80	2,580	Profit/(loss) before tax

Other non-operating items in 2009 consist of restructuring and separation costs of US$89m (see Note 5).

8.	Revenue

Investment return

	Year ended	Year ended	Year ended
	30 November	30 November	30 November
	2007	2008	2009
	US$m

Interest income	2,560	2,958	2,913
Dividend income	184	203	147
Rental income	25	63	67

Investment income	2,769	3,224	3,127
Available for sale
Net realised gains/(losses) from debt securities	1	(90)	(162)
Impairment of debt securities	—	(142)	(67)

Net gains/(losses) of available for sale financial assets reflected in the consolidated income statement	1	(232)	(229)
At fair value through profit or loss
Net (losses)/gains of debt securities	(227)	(1,117)	635
Net gains/(losses) of equity securities	4,030	(8,968)	5,506
Net fair value movement on derivatives	100	(247)	273

Net fair value adjustments on investment properties	139	(23)	228
Net gains/(losses) in respect of financial assets at fair value through profit or loss	4,042	(10,355)	6,642
Net foreign exchange (losses)/gains	(262)	300	(426)
Other realised (losses)/gains	(2)	42	(44)

Investment experience	3,778	(10,013)	6,172

Investment return	6,548	(7,021)	9,070

Other realised (losses)/gains for the year ended 30 November 2009 includes US$9m of impairment loss relating to the disposal group held for sale (see Note 11 for further information) and US$29m loss before tax relating to the disposal of PT Asuransi AIA Indonesia.

Foreign currency movements resulted in the following (losses)/gains recognised in the income statement (other than gains and losses arising on items measured at fair value through profit or loss):

	Year ended	Year ended	Year ended
	30 November	30 November	30 November
	2007	2008	2009
	US$m

Foreign exchange (loss)/gain	(225)	227	(140)

Other operating revenue

	Year ended	Year ended	Year ended
	30 November	30 November	30 November
	2007	2008	2009
	US$m

Gain on recapture of reinsurance from former parent company (see Note 5)	—	447	—
Other revenue	77	79	71

Total	77	526	71

The balance of other operating revenue largely consists of asset management fees.

9.	Expenses

	Year ended	Year ended	Year ended
	30 November	30 November	30 November
	2007	2008	2009
	US$m

Insurance contract benefits	4,555	5,402	5,375
Change in insurance contract liabilities	5,267	(1,998)	6,341
Investment contract benefits	1,228	(2,047)	2,164

Insurance and investment contract benefits	11,050	1,357	13,880
Insurance and investment contract benefits ceded	(653)	(248)	(251)

Insurance and investment contract benefits, net of ceded reinsurance	10,397	1,109	13,629
Commissions and other acquisition expenses incurred	2,282	2,269	1,855
Deferral and amortisation of acquisition costs	(1,335)	(706)	(207)

Commission and other acquisition expenses	947	1,563	1,648
Employee benefit expenses	574	644	602
Depreciation	45	61	59
Amortisation	7	3	9
Operating lease rentals	81	94	90
Other operating expenses	244	292	215

Operating expenses	951	1,094	975
Restructuring costs	—	8	11
Separation costs	—	2	78

Restructuring and separation costs	—	10	89
Investment management expenses	88	101	87
Finance costs	203	159	50
Change in third party interests in consolidated investment funds	80	(319)	164

Total	12,666	3,717	16,642

Other operating expenses include auditors’ remuneration of US$8m (2007: US$8m; 2008: US$8m). Operating expenses include strategic initiative expenses of US$62m (2007: US$nil, 2008: US$25m). Strategic initiative expenses consist of expenses for enhancing distribution capability and operational efficiency and are approved by the AIA Group’s Strategic Initiative Officer.

Finance costs may be analysed as:

	Year ended	Year ended	Year ended
	30 November	30 November	30 November
	2007	2008	2009
	US$m

Securities lending and repurchase agreements (see Note 30 for details)	193	134	44
Bank and other loans	1	18	5
Related party borrowings (see Note 41)	9	7	1

Total	203	159	50

Interest expense includes US$5m (2007: US$10m; 2008: US$25m) on bank loans, overdrafts and related party loans wholly repayable within five years.

Employee benefit expenses consist of:

	Year ended	Year ended	Year ended
	30 November	30 November	30 November
	2007	2008	2009
	US$m

Wages and salaries	464	497	477
Share based compensation	11	19	8
Pension costs — defined contribution plans	20	27	30
Pension costs — defined benefit plans	1	17	6
Other employee benefit expenses	78	84	81

Total	574	644	602

10.	Income tax

	Year ended	Year ended	Year ended
	30 November	30 November	30 November
	2007	2008	2009
	US$m

Tax (credited)/charged in the consolidated income statement
Current income tax — Hong Kong Profits Tax	39	37	34
Current income tax — overseas	425	364	287
Deferred income tax on temporary differences	185	(838)	322

Total	649	(437)	643

The provision for Hong Kong Profits Tax is calculated at 16.5%, starting from the year of assessment 2008/09. In previous periods, the Profits Tax rate in Hong Kong was 17.5%. Taxation for overseas subsidiaries and branches is charged at the appropriate current rates of taxation ruling in the relevant jurisdictions of which the most significant jurisdictions are outlined below. The tax benefit or expense attributable to Singapore, Malaysia, Australia and New Zealand life insurance policyholder returns is included in the tax charge or credit and is analysed separately in the consolidated income statement in order to permit comparison of the underlying effective rate of tax attributable to shareholders from year to year. The tax attributable to policyholders’ returns included above is US$137m expense (2007: US$70m expense; 2008: US$90m credit).

	Year ended	Year ended	Year ended
	30 November	30 November	30 November
	2007	2008	2009

Thailand	30%	30%	30%
Singapore	18%	18%	17%
Korea	27.50%	24.20%	24.2%
Malaysia	27%	26%	25%
China	25%/33%	25%	25%
Hong Kong	17.50%	16.50%	16.50%
Other	20% - 35%	20% - 35%	20% - 30%

The table above reflects the principal rate of corporate income taxes, as at the end of each year. The rate changes reflect changes to the enacted or substantively enacted corporate tax rates throughout the period in each jurisdiction.

The most significant matters affecting the tax charge for the year ended 30 November 2008 are the release of a provision for withholding tax of US$275m following clarification of a tax treaty with Hong Kong (see Note 5 and below), a tax credit of US$41m relating to a change of tax law in Malaysia and a reduction in Korea’s corporate tax rate which will fall to 22% from 2012.

Hong Kong, where the AIA Group is headquartered, currently has a number of tax treaties providing double tax relief in respect of countries in which the AIA Group operates. The overall benefit of these treaties reduces the tax balances recorded in the consolidated statement of financial position as at 30 November 2009 by US$358m (2008: US$290m).

In the analysis that follows, the terms ‘life insurance tax’ and ‘life surplus’ have the following meaning:

•	life insurance tax refers to the permanent differences which arise where the tax regime specific to the life insurance business does not adopt net income as the basis for calculating taxable profit, for example Hong Kong, where life business taxable profit is derived from life premiums; and

•	life surplus relates to the temporary difference which arises where the taxable profits are based on actual distributions from the long term fund. This primarily relates to Singapore and Malaysia.

	Year ended	Year ended	Year ended
	30 November	30 November	30 November
	2007	2008	2009
	US$m

Income tax reconciliation
Profit before income tax	2,798	42	2,580
Tax calculated at domestic tax rates applicable to profits in the respective countries	615	3	548
Reduction in tax payable from:
Release of provision for withholding tax	—	(277)	—
Life insurance tax	—	(96)	—
Exempt investment income	(17)	(33)	(38)
Changes in tax rate and law	(24)	(44)	—
Release of provisions for uncertain tax positions	—	(10)	—
Amounts over provided in prior years	(10)	(3)	(4)
Unrecognised deferred tax assets	—	—	—
Other	—	(4)	—

	(51)	(467)	(42)
Increase in tax payable from:
Life insurance tax	8	—	57
Withholding taxes	41	—	15
Disallowed expenses	3	20	43
Unrecognised deferred tax assets	13	7	4
Provisions for uncertain tax positions	3	—	3
Other	17	—	15

	85	27	137

Total income tax expense/(credit)	649	(437)	643

Deferred tax
Temporary differences not recognised in the consolidated statement of financial position are:
Tax losses	144	148	148
Insurance contract liabilities	117	89	52

Total	261	237	200

There are no current tax assets recoverable in more than one year. All jurisdictions are either in a net deferred tax liability position or there is no recognition of deferred tax assets.

The AIA Group has unused income tax losses carried forward in China, Indonesia and the Philippines. The losses in China, Vietnam and Indonesia expire if they remain unused five years after being incurred. Losses in the Philippines expire three years after being incurred. All of the tax losses currently carried forward are due to expire by the end of 2014.

The movement in deferred tax in the period may be analysed as set out below:

			(Charged)/credited
			to other
			comprehensive
		(Charged)/	income
	Net deferred tax	credited to the	Fair			Net deferred tax
	asset/(liability) at	income	value		Foreign	asset/(liability) at
	1 December	statement	reserve		exchange	30 November
	US$m

30 November 2007
Revaluation of financial instruments	(434)	(55)	181		(26)	(334)
Deferred acquisition costs	(1,484)	(98)	—		(38)	(1,620)
Insurance and investment contract liabilities	742	342	—		132	1,216
Withholding taxes	(269)	(39)	—		(17)	(325)
Provision for expenses	150	(44)	—		(16)	90
Losses available for offset against future taxable income	68	(45)	—		(17)	6
Life surplus	342	(595)	—		(110)	(363)
Other	(99)	28	—		9	(62)

Total	(984)	(506)	181	(1)	(83)	(1,392)

30 November 2008
Revaluation of financial instruments	(334)	389	(12)		34	77
Deferred acquisition costs	(1,620)	346	—		30	(1,244)
Insurance and investment contract liabilities	1,216	(352)	—		(31)	833
Withholding taxes	(325)	262	—		(3)	(66)
Provision for expenses	90	(22)	—		(2)	66
Losses available for offset against future taxable income	6	(2)	—		—	4
Life surplus	(363)	149	—		14	(200)
Other	(62)	68	—		7	13

Total	(1,392)	838	(12	)(1)	49	(517)

30 November 2009
Revaluation of financial instruments	77	(185)	(133)		(41)	(282)
Deferred acquisition costs	(1,244)	(187)	—		(41)	(1,472)
Insurance and investment contract liabilities	833	170	—		38	1,041
Withholding taxes	(66)	(16)	—		(4)	(86)
Provision for expenses	66	(4)	—		(2)	60
Losses available for offset against future taxable income	4	—	—		—	4
Life surplus	(200)	(105)	—		(26)	(331)
Other	13	5	—		1	19

Total	(517)	(322)	(133	)(1)	(75)	(1,047)

Note: (1)	Of the fair value reserve deferred tax charge of US$133m for 2009, US$139m (2008: US$(22)m, 2007: US$181m) relates to fair value gains and losses on available for sale financial assets and US$6m (2008: US$10m, 2007: US$nil) relates to fair value gains and losses on available for sale financial assets transferred to the income statement on disposal or impairment

11.	Disposal groups held for sale

On 28 August 2009, AIA-B agreed to sell AIA (Bermuda) Services Inc. and transfer a block of life insurance policies through a business transfer to ALICO for an aggregate consideration of US$1.

As a result, the assets and liabilities have been presented as held for sale at 30 November 2009. Refer to Note 8 for additional information.

The following table shows the assets and liabilities of the disposal group classified as held for sale.

30 November
2009
US$m

Available for sale — debt securities	50
Other assets	5
Cash and cash equivalents	3

Total assets	58

Insurance contract liabilities	57
Other liabilities	1

Total liabilities	58

12.	Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to the owners of AIA by the weighted average number of ordinary shares in issue during the year.

	Year ended	Year ended	Year ended
	30 November	30 November	30 November
	2007	2008	2009

Net profit attributable to shareholders of AIA (US$m)	2,133	473	1,916
Weighted average number of ordinary shares in issue (million)	12,000	12,000	12,000
Basic earnings per share (cents per share)	18	4	16

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The AIA Group’s only potentially dilutive instruments during the years presented are the share yet to be issued at 30 November 2009 as described in note 34.

	Year ended	Year ended	Year ended
	30 November	30 November	30 November
	2007	2008	2009

Net profit attributable to shareholders of AIA (US$m)	2,133	473	1,916
Weighted average number of ordinary shares for diluted earnings per share (million)	12,000	12,000	12,000
Diluted earnings per share (cents per share)	18	4	16

Operating profit per share

Operating profit (see Note 5) per share is calculated by dividing the operating profit after tax attributable to the owners of AIA by the weighted average number of ordinary shares in issue during the year. The AIA Group’s only potentially dilutive instruments during the years presented are the shares yet to be issued at 30 November 2009 as described in note 34.

	Year ended	Year ended	Year ended
	30 November	30 November	30 November
	2007	2008	2009

Basic and fully diluted (cents per share)	11	13	12

13.	Dividends

	Year ended	Year ended	Year ended
	30 November	30 November	30 November
	2007	2008	2009
	US$m

Ordinary dividends declared and charged to equity in the period	261	346	25

Dividends declared and charged to equity reflect dividends declared by the subsidiaries of the AIA Group to their former parent companies.

14.	Intangible assets

			Distribution
		Computer	and other
	Goodwill	software	rights	Total
	US$m

Cost
At 1 December 2006	144	81	5	230
Additions	—	22	—	22
Foreign exchange movements	1	—	—	1

At 30 November 2007	145	103	5	253
Additions	—	20	18	38
Disposals	—	(8)	—	(8)
Foreign exchange movements	(1)	(5)	—	(6)

At 30 November 2008	144	110	23	277
Additions	8	23	5	36
Acquisitions of a subsidiary	—	—	15	15
Disposals	—	(4)	(18)	(22)
Disposal of a subsidiary	(23)	(1)	—	(24)
Foreign exchange movements	—	8	(1)	7

At 30 November 2009	129	136	24	289

Accumulated amortisation
At 1 December 2006	(6)	(39)	—	(45)
Amortisation charge for the year	—	(7)	—	(7)
Foreign exchange movements	—	(1)	—	(1)
At 30 November 2007	(6)	(47)	—	(53)

Amortisation charge for the year	—	(3)	—	(3)
Disposals	—	8	—	8
Foreign exchange rate movements	—	3	—	3
At 30 November 2008	(6)	(39)	—	(45)
Amortisation charge for the year	—	(8)	(1)	(9)
Disposal of a subsidiary	—	1	—	1
Foreign exchange rate movements	—	(3)	—	(3)

At 30 November 2009	(6)	(49)	(1)	(56)

Net book value
At 30 November 2007	139	56	5	200
At 30 November 2008	138	71	23	232
At 30 November 2009	123	87	23	233

Of the above, US$224m (2007: US$191m; 2008: US$210m) is expected to be recovered more than 12 months after the end of the reporting period.

Goodwill

Goodwill arises primarily in respect of the AIA Group’s insurance businesses. Impairment testing is performed by comparing the carrying value of goodwill with the present value of expected future cash flows plus a multiple of the present value of the new business generated.

15.	Investments in associates and joint ventures

	Year ended	Year ended	Year ended
	30 November	30 November	30 November
	2007	2008	2009
	US$m

AIA Group
At 1 December	438	63	47
Cash distributions (see Note 4 for details)	(190)	—	—
Additions	8	48	24
Disposals	(297)	(17)	(1)
Share of net (loss)/profit	99	(28)	(21)
Foreign exchange movements	5	(19)	4

At 30 November	63	47	53

The AIA Group’s interest in its principal associates and joint ventures is as follows:

				Percentage interest held
				As at	As at	As at
	Country of	Type of	Principal	30 November	30 November	30 November
	incorporation	Shares held	activity	2007	2008	2009

AIG Card (Thailand)
Company Limited	Thailand	Ordinary	Credit card business	39%	39%	—
AIG Consulting
Services Company Limited	China	Ordinary	Consultancy service	50%	—	—
AIG Credit Card Co.
(HK) Limited	Hong Kong	Ordinary	Credit card business	50%	—	—
Beacon Property
Ventures, Inc.	Philippines	Ordinary	Property management	40%	40%	40%
Chelshire Investments
Private Limited	Singapore	Ordinary	Property management	50%	50%	50%
Chelville Investments
Private Limited	Singapore	Ordinary	Property management	50%	50%	50%
Deeptro Private Limited	Singapore	Ordinary	Property management	50%	50%	50%
Grange Development
Private Limited	Singapore	Ordinary	Property development	23.25%	—	—
ICCP Holdings Inc.	Philippines	Ordinary	Investment holding	20%	20%	20%
Manila Exposition
Complex, Inc.	Philippines	Ordinary	Hotel	10%	10%	10%
NaiLert Park Hotel Co.
Limited	Thailand	Ordinary	Property management	20%	20%	20%
Panareno Sendrian		Ordinary and
Berhad	Malaysia	preference	Property management	35%	35%	35%
Philam Realty	Philippines	Ordinary	Property management	40%	40%	40%
Science Park of the
Philippines	Philippines	Ordinary	Property management	17%	17%	17%
Tata AIG Life Insurance Company Limited	India	Ordinary	Insurance	26%	26%	26%
Winfame Investments Private Limited	Singapore	Ordinary	Property management	50%	50%	50%
Winwave Investments Private Limited	Singapore	Ordinary	Property management	50%	50%	50%

In 2008, AIG Consulting Services Company Limited in China became a subsidiary. All associates and joint ventures are unlisted.

Aggregated financial information of associates and joint ventures

	As at	As at	As at
	30 November	30 November	30 November
	2007	2008	2009
	US$m

Share of income	241	65	146
Share of expenses	(142)	(93)	(167)

Share of profit/(loss)	99	(28)	(21)

Share of current assets	265	221	425
Share of long term assets	161	195	186
Share of current liabilities	(239)	(73)	(30)
Share of long term liabilities	(124)	(296)	(528)

Share of net assets	63	47	53

Investments in associates and joint ventures are held for their long term contribution to the AIA Group’s performance and so all amounts are expected to be realised more than 12 months after the end of the reporting period.

16.	Property, plant and equipment

	Property held	Fixtures	Computer
	for use	and fittings	hardware	Total
	US$m
Cost
At 1 December 2006	339	194	133	666
Additions	22	27	28	77
Disposals	—	(7)	(7)	(14)
Foreign exchange movements	24	—	(1)	23

At 30 November 2007	385	214	153	752
Additions	4	45	18	67
Disposals	(10)	(8)	(6)	(24)
Transfers from investment property	5	—	—	5
Foreign exchange movements	(18)	(19)	(12)	(49)

At 30 November 2008	366	232	153	751
Additions	2	15	20	37
Disposals	—	(19)	(16)	(35)
Transfers from investment property	62	—	—	62
Acquisition of a subsidiary	7	—	1	8
Disposal of a subsidiary	(1)	(3)	(1)	(5)
Foreign exchange movements	20	15	9	44

At 30 November 2009	456	240	166	862

Accumulated depreciation
At 1 December 2006	(118)	(135)	(104)	(357)
Depreciation charge	(11)	(18)	(16)	(45)
Disposals	—	4	4	8
Foreign exchange movements	(7)	—	1	(6)

At 30 November 2007	(136)	(149)	(115)	(400)
Depreciation charge	(13)	(26)	(22)	(61)
Disposals	5	4	5	14
Foreign exchange movements	8	12	11	31

At 30 November 2008	(136)	(159)	(121)	(416)
Depreciation charge	(13)	(23)	(23)	(59)
Disposals	—	14	15	29
Disposal of a subsidiary	—	3	1	4
Foreign exchange movements	(9)	(9)	(7)	(25)

At 30 November 2009	(158)	(174)	(135)	(467)

Net book value
At 30 November 2007	249	65	38	352
At 30 November 2008	230	73	32	335
At 30 November 2009	298	66	31	395

The AIA Group holds property, plant and equipment for its long term use and, accordingly, the annual depreciation charge approximates to the amount expected to be recovered through consumption within 12 months after the end of the reporting period.

17.	Investment property

Investment
Property
US$m

Valuation
At 1 December 2006	405
Additions resulting from acquisitions	884
Additions resulting from subsequent expenditure	2
Net gain/(loss) from fair value adjustments	139
Foreign exchange and other movements	28

At 30 November 2007	1,458
Additions resulting from acquisitions	40
Additions resulting from subsequent expenditures	7
Disposals	(13)
Net gain/(loss) from fair value adjustments	(23)
Transfers to property, plant and equipment	(5)
Foreign exchange and other movements	(54)

At 30 November 2008	1,410
Additions resulting subsequent expenditure	2
Additions resulting from acquisitions through business combination	13
Net transfers to property, plant and equipment	(62)
Net gain/(loss) from fair value adjustments	228
Foreign exchange and other movements	1

At 30 November 2009	1,592

The AIA Group leases out its investment property under operating leases. The leases typically run for an initial period of two to twelve years, with an option to renew the lease based on future negotiations. Lease payments are usually negotiated every two years to reflect market rentals. None of the leases include contingent rentals. Rental income generated from investment properties amounted to US$68m (2007: US$25m; 2008: US$63m). Direct operating expenses (including repair and maintenance) on investment property that generates rental income amounted to US$12m (2007: US$22m; 2008: US$25m).

The future minimum operating lease rental income under non-cancellable operating leases that the AIA Group expects to receive in future periods may be analysed as follows:

	As at	As at	As at
	30 November	30 November	30 November
	2007	2008	2009
	US$m

Leases of investment property
Expiring no later than one year	42	47	56
Expiring later than one year and no less than five years	100	95	104
Expiring after five years or more	23	21	12

Total	165	163	172

18.	Fair value of property held for use

	As at	As at	As at
	30 November	30 November	30 November
	2007	2008	2009
	US$m

Carrying value(1)
Property held for use (classified as property, plant and equipment)	249	230	298
Leasehold land (classified as prepayments in other assets)	139	143	145

Total	388	373	443

Fair value(1)
Properties held for use (including land)	827	748	870

Note: (1)	Carrying and fair values are presented before non-controlling interests and, for assets held in participating funds, before allocation to policyholders.

19.	Reinsurance assets

	As at	As at	As at
	30 November	30 November	30 November
	2007	2008	2009
	US$m

Amounts recoverable from reinsurers	87	19	29
Ceded insurance and investment contract liabilities	2,581	128	255

Total	2,668	147	284

20.	Deferred acquisition and origination costs

	As at	As at	As at
	30 November	30 November	30 November
	2007	2008	2009
	US$m

Carrying amount
Deferred acquisition costs on insurance contracts	9,188	9,082	10,123
Deferred origination costs on investment contracts	856	965	853

Total	10,044	10,047	10,976

	Year ended	Year ended	Year ended
	30 November	30 November	30 November
	2007	2008	2009

Movements in the period
At 1 December	8,135	10,044	10,047
Deferral and amortisation of acquisition costs	1,249	695	308
Foreign exchange movements	336	(1,150)	827
Recapture of reinsurance treaty (see Note 5)	—	505	—
Impact of assumption changes	86	11	(101)
Acquisition of a subsidiary	—	—	31
Disposal of a subsidiary	—	—	(70)
Other movements	238	(58)	(66)

At 30 November	10,044	10,047	10,976

Deferred acquisition and origination costs are expected to be recoverable over the mean term of the AIA Group’s insurance and investment contracts, and liability adequacy testing is performed at least annually to confirm their recoverability. Accordingly, the annual amortisation charge, which varies with investment performance for certain universal life and investment-linked products, approximates to the amount which is expected to be realised within 12 months of the end of the reporting period.

21.	Financial investments

The following tables analyse the AIA Group’s financial investments by type and nature. The AIA Group manages its financial investments in two distinct categories: Investment-linked Investments and Policyholder and Shareholder Investments. The investment risk in respect of Investment-linked Investments is generally wholly borne by our customers, and does not directly affect the profit for the year before tax. Furthermore, investment-linked contract holders are responsible for allocation of their policy values amongst investment options offered by the AIA Group. Although profit for the year before tax is not affected by Investment-linked Investments, the investment return from such financial investments is included in the AIA Group’s profit for the year before tax, as the AIA Group has elected the fair value option for all Investment-linked Investments with corresponding change in insurance and investment contract liabilities for investment-linked contracts. Policyholder and Shareholder Investments include all financial investments other than Investment-linked Investments. The investment risk in respect of Policyholder and Shareholder Investments is partially or wholly borne by the AIA Group.

Policyholder and Shareholder Investments are further categorised as Participating Funds and Other Policyholder and Shareholder. The AIA Group has elected to separately analyse financial investments held by Participating Funds within Policyholder and Shareholder Investments as they are subject to local regulations that generally prescribe a minimum proportion of policyholder participation in declared dividends. The AIA Group has elected the fair value option for debt and equity securities of Participating Funds. The accounting policy is to record an insurance liability of the net assets of participating funds. As a result the AIA Group’s net profit for the year before tax is not directly impacted by the fair value of Participating Fund assets.

Other Policyholder and Shareholder Investments are distinct from Investment-linked Investments and Participating Funds as there is no direct contractual or regulatory requirement governing the amount, if any, for allocation to policyholders. The AIA Group has elected to apply the fair value option for equity securities in this category and the available for sale classification in respect of the majority of debt securities in this category. The investment risk from investments in this category directly impacts the AIA Group’s financial information. Although a proportion of investment return may be allocated to policyholders through policyholder dividends, the AIA Group’s accounting policy for insurance and investment contract liabilities utilises a net level premium methodology that includes best estimates as at the date of issue for non-guaranteed participation. To the extent investment return from these investments either is not allocated to participating contracts or varies from the best estimates, it will impact the AIA Group’s profit before tax.

In the following tables, “FVTPL” indicates financial investments designated at fair value through profit or loss and “AFS” indicates financial investments classified as available for sale.

Debt securities

In compiling these tables, external ratings have been used where available. Where external ratings are not readily available an internal rating methodology has been adopted. The following conventions have been adopted to conform the various ratings.

External ratings
Standard and Poor’s	Moody’s	Internal ratings	Reported as

AAA	Aaa	+1/-1	AAA
AA+ to AA-	Aa1 to Aa3	+2/-2	AA
A+ to A-	A1 to A3	+3/-3	A
BBB+ to BBB-	Baa1 to Baa3	+4/-4	BBB
BB+ and below	Ba1 and below	+5 and below	Below investment grade

Debt securities by type comprise the following:

		Policyholder and shareholder
		Participating	Other policyholder			Investment-
		funds	and shareholder			linked
	Rating	FVTPL	FVTPL	AFS	Sub-total	FVTPL	Total
	US$m

30 November 2007
Government bonds — issued in local currency
Singapore	AAA	1,374	—	472	1,846	51	1,897
Thailand	A	—	—	5,826	5,826	—	5,826
Philippines	BB	—	—	1,200	1,200	30	1,230
Malaysia	A	1,154	—	220	1,374	1	1,375
China	A	220	—	675	895	30	925
Indonesia	BB	—	—	514	514	86	600
Korea	A	—	—	1,399	1,399	16	1,415
Other(1)		36	33	244	313	—	313

Sub-total		2,784	33	10,550	13,367	214	13,581

Government bonds — foreign currency
Mexico	BBB	1	15	152	168	—	168
South Africa	BBB	—	2	101	103	1	104
Philippines	BB	4	22	606	632	39	671
Malaysia	A	115	—	192	307	1	308
Indonesia	BB	63	9	288	360	17	377
Korea	A	101	—	264	365	1	366
China	A	9	—	44	53	1	54
Other(1)		86	173	197	456	12	468

Sub-total		379	221	1,844	2,444	72	2,516

Government agency bonds(2)	AAA	898	—	438	1,336	31	1,367
	AA	45	—	245	290	35	325
	A	437	—	2,728	3,165	63	3,228
	BBB	533	—	1,351	1,884	16	1,900
	Below investment grade	7	2	76	85	3	88
	Not rated	—	—	102	102	16	118

Sub-total		1,920	2	4,940	6,862	164	7,026

Corporate bonds	AAA	72	—	229	301	59	360
	AA	1,773	66	1,657	3,496	281	3,777
	A	2,034	175	5,887	8,096	292	8,388
	BBB	1,091	108	3,865	5,064	200	5,264
	Below investment grade	319	227	625	1,171	151	1,322
	Not rated	—	53	29	82	37	119

Sub-total		5,289	629	12,292	18,210	1,020	19,230

Note: (1)	Of the total government bonds listed as ‘Other’ at 30 November 2007, 70% is rated as investment grade and a further 21% is rated BB- and above. The balance is rated below BB- or unrated

Note: (2)	Government agency bonds comprise bonds issued by government sponsored institutions such as state owned enterprises, provincial and municipal authorities and supranational financial institutions, such as the Asian Development Bank

		Policyholder and shareholder
		Participating	Other policyholder			Investment-
		funds	and shareholder			linked
	Rating	FVTPL	FVTPL	AFS	Sub-total	FVTPL	Total
	US$m

30 November 2007
Structured securities(3)
	AAA	32	79	887	998	—	998
	AA	115	120	33	268	—	268
	A	122	41	277	440	—	440
	BBB	133	—	87	220	3	223
	Below investment grade	22	14	35	71	15	86
	Not rated	17	9	10	36	—	36

Sub-total		441	263	1,329	2,033	18	2,051

Total		10,813	1,148	30,955	42,916	1,488	44,404

Note: (3)	Structured securities include CDOs, mortgage backed securities and other asset backed securities

		Participating
		funds
		Policyholder and shareholder
			Other policyholder			Investment-
			and shareholder			linked
	Rating	FVTPL	FVTPL	AFS	Sub-total	FVTPL	Total
	US$m

30 November 2008
Government bonds — issued in local currency
Singapore	AAA	1,166	—	547	1,713	69	1,782
Thailand	A	—	—	6,377	6,377	—	6,377
Philippines	BB	—	—	862	862	12	874
Malaysia	A	1,192	—	290	1,482	3	1,485
China	A	244	—	723	967	70	1,037
Indonesia	BB	—	—	315	315	59	374
Korea	A	—	—	857	857	6	863
Other(1)		11	2	231	244	—	244

Sub-total		2,613	2	10,202	12,817	219	13,036

Government bonds — foreign currency
Mexico	BBB	15	11	141	167	3	170
South Africa	BBB	—	1	115	116	2	118
Philippines	BB	1	12	452	465	18	483
Malaysia	A	80	—	186	266	2	268
Indonesia	BB	39	7	206	252	5	257
Korea	A	—	—	67	67	2	69
China	A	10	—	49	59	2	61
Other(1)		49	95	310	454	8	462

Sub-total		194	126	1,526	1,846	42	1,888

Government agency bonds(2)
	AAA	654	—	536	1,190	15	1,205
	AA	17	—	378	395	65	460
	A	610	—	2,459	3,069	100	3,169
	BBB	509	—	1,868	2,377	6	2,383
	Below investment grade	1	2	261	264	1	265
	Not rated	—	—	—	—	33	33

Sub-total		1,791	2	5,502	7,295	220	7,515

Corporate bonds	AAA	47	—	178	225	78	303
	AA	1,630	55	1,586	3,271	298	3,569
	A	2,113	150	5,718	7,981	292	8,273
	BBB	1,227	132	4,038	5,397	211	5,608
	Below investment grade	199	250	548	997	45	1,042
	Not rated	19	65	1	85	47	132

Sub-total		5,235	652	12,069	17,956	971	18,927

Note: (1)	Of the total government bonds listed as ‘Other’ at 30 November 2008, 83% is rated as investment grade and a further 16% is rated BB- and above. The balance is rated below BB- or unrated

Note: (2)	Government agency bonds comprise bonds issued by government sponsored institutions such as state owned enterprises, provincial and municipal authorities and supranational financial institutions, such as the Asian Development Bank

		Policyholder and shareholder
		Participating	Other policyholder			Investment-
		funds	and shareholder			linked
	Rating	FVTPL	FVTPL	AFS	Sub-total	FVTPL	Total
	US$m

30 November 2008
Structured securities(3)
	AAA	15	30	434	479	—	479
	AA	35	37	—	72	—	72
	A	22	2	54	78	—	78
	BBB	141	—	77	218	1	219
	Below investment grade	24	1	70	95	14	109

Sub-total		237	70	635	942	15	957

Total		10,070	852	29,934	40,856	1,467	42,323

Note: (3)	Structured securities include CDOs, mortgage backed securities and other asset backed securities

		Policyholder and shareholder
		Participating	Other policyholder			Investment-
		funds	and shareholder		Sub-	linked
	Rating	FVTPL	FVTPL	AFS	total	FVTPL	Total
	US$m

30 November 2009 Government bonds — issued in local currency
Singapore	AAA	1,496	—	759	2,255	70	2,325
Thailand	A	—	—	7,374	7,374	—	7,374
Philippines	BB	—	—	1,309	1,309	22	1,331
Malaysia	A	953	—	196	1,149	1	1,150
China	A	271	—	836	1,107	3	1,110
Indonesia	BB	—	—	494	494	115	609
Korea	A	—	—	1,539	1,539	4	1,543
Other[1]		1	4	312	317	—	317

Sub-total		2,721	4	12,819	15,544	215	15,759

Government bonds — foreign currency
Mexico	BBB	9	15	135	159	2	161
South Africa	BBB	—	2	164	166	2	168
Philippines	BB	2	10	749	761	46	807
Malaysia	A	11	—	77	88	1	89
Indonesia	BB	48	10	210	268	—	268
Korea	A	16	1	205	222	2	224
China	A	—	—	46	46	2	48
Other[1]		53	92	291	436	10	446

Sub-total		139	130	1,877	2,146	65	2,211

Government agency bonds[2]
AAA		542	—	694	1,236	64	1,300
AA		1	—	194	195	64	259
A		611	—	2,797	3,408	116	3,524
BBB		873	—	1,583	2,456	4	2,460
Below investment grade		—	—	346	346	—	346
Not rated		—	—	—	—	8	8

Sub-total		2,027	—	5,614	7,641	256	7,897

Note: (1)	Of the total government bonds listed as ‘Other’ at 30 November 2009, 85% is rated as investment grade and a further 14% is rated BB- and above. The balance is rated below BB- or unrated

Note: (2)	Government agency bonds comprise bonds issued by government sponsored institutions such as state owned enterprises, provincial and municipal authorities and supranational financial institutions, such as the Asian Development Bank

		Policyholder and shareholder
		Participating	Other policyholder			Investment-
		funds	and shareholder			linked
	Rating	FVTPL	FVTPL	AFS	Sub-total	FVTPL	Total
	US$m

30 November 2009 Corporate bonds
AAA		237	—	296	533	34	567
AA		1,397	79	1,757	3,233	253	3,486
A		2,960	188	8,149	11,297	454	11,751
BBB		1,656	348	5,726	7,730	198	7,928
Below investment grade		198	32	876	1,106	41	1,147
Not rated		127	70	51	248	190	438

Sub-total		6,575	717	16,855	24,147	1,170	25,317

Structured securities[3]
AAA		7	22	—	29	—	29
AA		—	—	—	—	—	—
A		39	—	424	463	—	463
BBB		247	20	90	357	5	362
Below investment grade		51	51	41	143	15	158
Not rated		3	—	2	5	—	5

Sub-total		347	93	557	997	20	1,017

Total		11,809	944	37,722	50,475	1,726	52,201

Note: (3)	Structured securities include CDOs, mortgage backed securities and other asset backed securities

Equity securities

Equity securities by type comprise the following:

	Policyholder and shareholder
	Participating	Other policyholder			Investment-
	funds	and shareholder			linked
	FVTPL	FVTPL	AFS	Subtotal	FVTPL	Total
	US$m

30 November 2007
Ordinary shares	1,629	2,817	—	4,446	2,268	6,714
Securities held by consolidated mutual funds managed by AIG	107	1,047	—	1,154	1,558	2,712
Interests in investment funds
AIG managed	364	352	—	716	1,380	2,096
Non-AIG managed	221	42	—	263	5,834	6,097

	585	394	—	979	7,214	8,193
Shares in AIG	—	—	2,520	2,520	—	2,520

Total	2,321	4,258	2,520	9,099	11,040	20,139

	Policyholder and shareholder
	Participating	Other policyholder			Investment-
	funds	and shareholder			linked
	FVTPL	FVTPL	AFS	Subtotal	FVTPL	Total
	US$m

30 November 2008
Ordinary shares	705	1,000	—	1,705	1,211	2,916
Securities held by consolidated mutual funds managed by AIG	109	619	—	728	805	1,533
Interests in investment funds
AIG managed	158	197	—	355	851	1,206
Non-AIG managed	151	39	—	190	2,815	3,005

	309	236	—	545	3,666	4,211
Shares in AIG	—	—	87	87	—	87

Total	1,123	1,855	87	3,065	5,682	8,747

	Policyholder and shareholder
	Participating	Other policyholder			Investment-
	funds	and shareholder			linked
	FVTPL	FVTPL	AFS	Subtotal	FVTPL	Total
	US$m

30 November 2009
Ordinary shares	1,685	2,008	—	3,693	2,738	6,431
Securities held by consolidated mutual funds managed by AIG	167	494	—	661	1,333	1,994
Interests in investment funds
AIG managed	116	132	—	248	1,232	1,480
Non-AIG managed	241	193	—	434	5,777	6,211

	357	325	—	682	7,009	7,691
Shares in AIG	—	—	62	62	—	62

Total	2,209	2,827	62	5,098	11,080	16,178

	As at	As at	As at
	30 November	30 November	30 November
	2007	2008	2009
	US$m

Debt securities
Listed
Hong Kong	377	421	394
Overseas	25,344	20,010	30,663

	25,721	20,431	31,057
Unlisted	18,683	21,892	21,144

Total	44,404	42,323	52,201

Equity securities
Listed
Hong Kong	238	47	399
Overseas	12,675	3,093	6,606

	12,913	3,140	7,005
Unlisted	7,226	5,607	9,173

Total	20,139	8,747	16,178

Loans and receivables

	As at	As at	As at
	30 November	30 November	30 November
	2007	2008	2009
	US$m

Policy loans	1,327	1,437	1,644
Mortgage loans on residential real estate	609	587	527
Mortgage loans on commercial real estate	112	105	48
Intercompany loans to fellow subsidiaries of AIG (see Note 41)	1,589	29	87
Other loans	182	242	446
Allowance for loan losses	(15)	(7)	(12)

Loans	3,804	2,393	2,740
Due from insurance and investment contract holders	471	536	546
Due from agents, brokers and intermediaries	9	13	39

Insurance receivables	480	549	585
Related party receivables	95	33	1
Receivables from sales of investments	329	86	34
Other receivables	362	285	396

Receivables	1,266	953	1,016
Term deposits	595	656	892

Total(1)	5,665	4,002	4,648

Note: (1)	Of total loans and receivables, US$33m of term deposits (2007: US$38m; 2008: US$48m), and US$75m of other loans (2007: US$62m; 2008: 60m) are held to back investment-linked contracts. The balance of loans and receivables consists of policyholder and shareholder. Of this, US$942m relates to participating funds (2007: US$1,136m; 2008: US$986m).

Certain term deposits with financial institutions are restricted due to local regulatory requirements or other pledge restrictions. The restricted balance held within the term deposits classification is US$104m (2007: US$128m; 2008: US$141m).

All insurance receivables are expected to be recovered within less than one year. Accordingly, no ageing analysis has been provided.

Receivables include receivables from reverse repurchase agreements under which the AIA Group does not take physical possession of securities purchased under the agreements. Sales or transfers of securities are not permitted by the respective clearing house on which they are registered while the loan is outstanding. In the event of default by the counterparty to repay the loan, the AIA Group has the right to the underlying securities held by the clearing house. At 30 November 2009 the carrying value of such receivables is US$69m (2007: US$67m; 2008: US$54m).

22.	Derivative financial instruments

The AIA Group’s non-hedge derivative exposure was as follows:

	Notional	Fair value
	Amount	Assets(1)(2)	Liabilities(1)
	US$m

30 November 2007
Foreign exchange contracts:
Forwards	17	—	—
Cross currency swaps	6,492	415	(37)

Total foreign exchange contracts	6,509	415	(37)
Interest rate contracts
Interest rate swaps	978	4	(10)
Other
Commodity index swaps	2	3	—

Total	7,489	422	(47)

30 November 2008
Foreign exchange contracts:
Forwards	333	—	(4)
Cross currency swaps	7,423	228	(131)

Total foreign exchange contracts	7,756	228	(135)
Interest rate contracts
Interest rate swaps	1,086	24	—
Other
Commodity index swaps	20	—	(3)

Total	8,862	252	(138)

30 November 2009
Foreign exchange contracts:
Forwards	222	1	—
Cross currency swaps	8,390	439	(69)

Total foreign exchange contracts	8,612	440	(69)
Interest rate contracts
Interest rate swaps	1,092	13	—
Other
Commodity index swaps	20	—	(2)

Total	9,724	453	(71)

Note: (1)	Derivative assets and liabilities are classified as at fair value through profit or loss as they are held for trading

(2)	Of derivative assets, US$240m are held to back participating funds (2007: US$247m; 2008: US$87m). The balance of derivative assets relate to other policyholder and shareholder amounts.

(3)	The notional amount of derivative financial instruments with related parties amounted to US$58m (2007: US$43m; 2008: US$58m)

For swap transactions, both legs of the transaction have been disclosed in the column ‘notional amount’.

The AIA Group only holds over the counter (‘OTC’) derivatives. OTC derivative contracts are individually negotiated between contracting parties and include forwards and swaps. Derivatives are subject to various risks including market, liquidity and credit risk, similar to those related to the underlying financial instruments.

Derivative assets and derivative liabilities are recognised in the consolidated statement of financial position as financial assets at fair value through profit or loss and derivative financial liabilities respectively. The AIA Group’s derivative risk management policies are outlined in Note 37. The AIA Group does not employ hedge accounting, although most of its derivative holdings may have the effect of an economic hedge of other exposures. The notional or contractual amounts associated with derivative financial instruments are not recorded as assets or liabilities in the consolidated statement of financial position as they do not represent the fair value of these transactions. The notional amounts in the previous table reflect the aggregate of individual derivative positions on a gross basis and to give an indication of the overall scale of derivative transactions.

Foreign exchange contracts

Forward exchange contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price and settlement date. Currency swaps are contractual agreements that involve the exchange of both periodic and final amounts in two different currencies. Exposure to gain and loss on both types of swap contracts will increase or decrease over their respective lives as a function of maturity dates, interest and foreign exchange rates, and the timing of payments.

Interest rate swaps

Interest rate swaps are contractual agreements between two parties to exchange periodic payments in the same currency, each of which is computed on a different interest rate basis, on a specified notional amount. Most interest rate swaps involve the net exchange of payments calculated as the difference between the fixed and floating rate interest payments.

23.	Fair value of financial instruments

The AIA Group classifies all financial assets as either at fair value through profit or loss, or as available for sale, which are carried at fair value, or as loans and receivables, which are carried at amortised cost. Financial liabilities are classified as either at fair value through profit or loss or at amortised cost, except for investment contracts with DPF which are accounted for under IFRS 4.

The following tables presents the estimated fair values of the AIA Group’s financial assets and financial liabilities.

		Fair value
		Fair value		Cost/
		through profit	Available	amortised	Total	Total
	Notes	or loss	for sale	cost	carrying value	fair value
	US$m

30 November 2007
Financial investments	21
Loans and receivables		—	—	5,665	5,665	5,686
Debt securities		13,449	30,955	—	44,404	44,404
Equity securities		17,619	2,520	—	20,139	20,139
Derivative financial instruments	22	422	—	—	422	422
Reinsurance receivables	19	—	—	87	87	87
Cash and cash equivalents	25	—	—	2,583	2,583	2,583

Financial assets		31,490	33,475	8,335	73,300	73,321

		Fair value	Cost/
		through profit	amortised	Total	Total
	Notes	or loss	cost	carrying value	fair value

Financial liabilities
Investment contract liabilities	27	5,926	579	6,505	6,505
Borrowings	29	—	1,461	1,461	1,461
Obligations under securities lending and repurchase agreements	30	—	5,395	5,395	5,395
Derivative financial instruments	22	47	—	47	47
Other liabilities and current tax liabilities(1)		—	1,843	1,843	1,843

Financial liabilities		5,973	9,278	15,251	15,251

Note: (1)	Excludes third party interests in consolidated investment funds

		Fair value
		Fair value		Cost/
		through profit	Available	amortised	Total	Total
	Notes	or loss	for sale	cost	carrying value	fair value
	US$m

30 November 2008
Financial investments	21
Loans and receivables		—	—	4,002	4,002	3,990
Debt securities		12,389	29,934	—	42,323	42,323
Equity securities		8,660	87	—	8,747	8,747
Derivative financial instruments	22	252	—	—	252	252
Reinsurance receivables	19	—	—	19	19	19
Cash and cash equivalents	25	—	—	4,164	4,164	4,164

Financial assets		21,301	30,021	8,185	59,507	59,495

		Fair value	Cost/
		through profit	amortised	Total	Total
	Notes	or loss	cost	carrying value	fair value
	US$m

Financial liabilities
Investment contract liabilities	27	4,226	672	4,898	4,898
Borrowings	29	—	661	661	661
Obligations under securities lending and repurchase agreements	30	—	2,718	2,718	2,718
Derivative financial instruments	22	138	—	138	138
Other liabilities and current tax liabilities(1)		—	1,407	1,407	1,407

Financial liabilities		4,364	5,458	9,822	9,822

Note: (1)	Excludes third party interests in consolidated investment funds

		Fair value
		Fair value		Cost/
		through profit	Available	amortised	Total	Total
	Notes	or loss	for sale	cost	carrying value	fair value
	US$m

30 November 2009
Financial investments:	21
Loans and receivables		—	—	4,648	4,648	4,688
Debt securities		14,479	37,722	—	52,201	52,201
Equity securities		16,116	62	—	16,178	16,178
Derivative financial instruments	22	453	—	—	453	453
Reinsurance receivables	19	—	—	29	29	29
Cash and cash equivalents	25	—	—	3,405	3,405	3,405

Financial assets		31,048	37,784	8,082	76,914	76,954

		Fair value	Cost/
		through profit	amortised	Total	Total
	Notes	or loss	cost	carrying value	fair value
	US$m

Financial liabilities:
Investment contract liabilities	27	6,669	1,111	7,780	7,780
Borrowings	29	—	688	688	688
Obligations under securities lending and repurchase agreements	30	—	284	284	284
Derivative financial instruments	22	71	—	71	71
Other liabilities and current tax liabilities(1)		—	1,800	1,800	1,800

Financial liabilities		6,740	3,883	10,623	10,623

Note: (1)	Excludes third party interests in consolidated investment funds

The carrying amount of assets included in the above tables represents the maximum credit exposure.

Foreign currency exposure, including the net notional amount of foreign currency derivative positions, is shown in Note 37 for the AIA Group’s key foreign exchange exposures.

The fair value of investment contract liabilities measured at amortised cost is not considered to be materially different from the amortised cost carrying value.

The carrying value of financial instruments expected to be settled within 12 months (after taking into account valuation allowances, where applicable) is not considered to be materially different from the fair value.

Fair value measurements on a recurring basis

The AIA Group measures at fair value financial instruments designated at fair value through profit or loss, available for sale securities portfolios, derivative assets and liabilities, investments held by investment funds which are consolidated, investments in non-consolidated investment funds and certain investment contract liabilities on a recurring basis. The fair value of a financial instrument is the amount that would be received on sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The degree of judgement used in measuring the fair value of financial instruments generally correlates with the level of pricing observability. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgement is used in measuring fair value. Conversely, financial instruments traded in other than active markets or that do not have quoted prices have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgement. An active market is one in which transactions for the asset or liability being valued occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

An other than active market is one in which there are few transactions, the prices are not current, price quotations vary substantially either over time or among market makers, or in which little information is released publicly for the asset or liability being valued. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and general market conditions.

The following methods and assumptions were used by the AIA Group to estimate the fair value of financial instruments.

Financial assets and liabilities

Loans and receivables

For loans and advances that are repriced frequently and have had no significant changes in credit risk, carrying amounts represent a reasonable estimate of fair values. The fair values of other loans are estimated by discounting expected future cash flows using interest rates offered for similar loans to borrowers with similar credit ratings.

The fair values of mortgage loans are estimated by discounting future cash flows using interest rates currently being offered in respect of similar loans to borrowers with similar credit ratings. The fair values of fixed rate policy loans are estimated by discounting cash flows at the interest rates charged on policy loans of similar policies currently being issued. Loans with similar characteristics are aggregated for purposes of the calculations. The carrying values of policy loans with variable rates approximate to their fair value.

Debt securities and equity securities

The fair values of equity securities are based on quoted market prices or, if unquoted, on estimated market values generally based on quoted prices for similar securities. Fair values for fixed interest securities are based on quoted market prices, where available. For those securities not actively traded, fair values are estimated using values obtained from private pricing services or by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investment. For holdings in hedge funds and limited partnerships, fair values are determined based on the net asset values provided by the general partner or manager of each investment, the accounts of which are generally audited on an annual basis. The transaction price is used as the best estimate of fair value at inception.

Derivative financial instruments

The AIA Group values its derivative financial assets and liabilities using market transactions and other market evidence whenever possible, including market based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency.

When models are used, the selection of a particular model to value a derivative depends on the contract terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The AIA Group generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices and rates, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. Examples of inputs that are generally observable include foreign exchange spot and forward rates, benchmark interest rate curves and volatilities for commonly traded option products. Examples of inputs that may be unobservable include volatilities for less commonly traded option products and correlations between market factors.

Cash and cash equivalents

The carrying amount of cash approximates its fair value.

Reinsurance receivables

The carrying amount of amounts receivable from reinsurers is not considered materially different to their fair value.

Fair value of securities lending invested collateral and securities lending payables

Securities lending collateral is recorded at fair value. The contract values of securities lending payables approximate fair value as these obligations are short term in nature.

Other assets

The carrying amount of other assets is not materially different to their fair value. The fair values of deposits with banks are generally based on quoted market prices or, if unquoted, on estimates based on discounting future cash flows using available market interest rates offered for receivables with similar characteristics.

Investment contract liabilities

For investment contract liabilities the fair values have been estimated using a discounted cash flow approach based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. For investment contracts where the investment risk is borne by the policyholder the fair value generally approximates to the fair value of the underlying assets.

Investment contracts with DPF enable the contract holder to receive additional benefits as a supplement to guaranteed benefits. These are referred to as participating business and are measured and classified according to the AIA Group practice for insurance contract liabilities and hence are disclosed within Note 26. These are not measured at fair value as there is currently no agreed definition of fair value for investment and insurance contracts with DPF under IFRS as adopted by the EU. In the absence of any agreed methodology it is not possible to provide a range of estimates within which fair value is likely to fall. The IASB is expecting to address this issue in Phase II of its insurance contracts project.

Borrowings

The fair values of borrowings with stated maturities have been estimated based on discounting future cash flows using the interest rates currently applicable to deposits of similar maturities.

Other liabilities

The fair value of other unquoted liabilities is estimated by discounting expected future cash flows using current market rates applicable to their yield, credit quality and maturity, except for those with no stated maturity, where the carrying value approximates to fair value.

Fair value hierarchy

Beginning on 1 December 2007, assets and liabilities recorded at fair value in the consolidated statement of financial position are measured and classified in a hierarchy for disclosure purposes consisting of three ‘levels’

based on the observability of inputs available in the market place used to measure their fair values as discussed below:

•	Level 1: Fair value measurements that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the AIA Group has the ability to access as of the measurement date. Market price data is generally obtained from exchange or dealer markets. The AIA Group does not adjust the quoted price for such instruments. Assets measured at fair value on a recurring basis and classified as Level 1 are actively traded listed equities. The AIA Group considers that government debt securities issued by G7 countries (United States, Canada, France, Germany, Italy, Japan, the United Kingdom) and traded in a dealer market to be Level 1, until they no longer trade with sufficient frequency and volume to be considered actively traded.

•	Level 2: Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices). Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted prices that are observable for the asset and liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Assets and liabilities measured at fair value on a recurring basis and classified as Level 2 generally include government securities issued by non-G7 countries, most investment grade corporate bonds, hedge fund investments and derivative contracts.

•	Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Unobservable inputs are only used to measure fair value to the extent that relevant observable inputs are not available, allowing for circumstances in which there is little, if any, market activity for the asset or liability. Assets and liabilities measured at fair value on a recurring basis and classified as Level 3 include certain classes of structured securities, certain derivative contracts, private equity and real estate fund investments, and direct private equity investments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The AIA Group’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment. In making the assessment, the AIA Group considers factors specific to the asset or liability.

A summary of investments carried at fair value according to fair value hierarchy is given below:

	Fair value hierarchy
	Level 1	Level 2	Level 3	Total
	US$m

30 November 2008
Financial assets
Available for sale
Debt securities	—	29,665	269	29,934
Equity securities — shares in ultimate parent	87	—	—	87
At fair value through profit or loss
Debt securities
Participating funds	—	9,835	235	10,070
Investment-linked	—	1,467	—	1,467
Other policyholder and shareholder	—	682	170	852
Equity securities
Participating funds	895	97	131	1,123
Investment-linked	5,158	506	18	5,682
Other policyholder and shareholder	1,541	165	149	1,855
Derivative financial assets	—	238	14	252
Total	7,681	42,655	986	51,322

Total%	15.0	83.1	1.9	100.0

Financial liabilities
Investment contract liabilities	—	—	4,226	4,226
Derivative financial instruments	—	132	6	138

Total	—	132	4,232	4,364
Total%	—	3.0	97.0	100.0

	Fair value hierarchy
	Level 1	Level 2	Level 3	Total
	US$m

30 November 2009
Financial assets
Available for sale
Debt securities	21	37,533	168	37,722
Equity securities — shares in ultimate parent	62	—	—	62
At fair value through profit or loss
Debt securities
Participating funds	—	11,605	204	11,809
Investment-linked	—	1,726	—	1,726
Other policyholder and shareholder	1	665	278	944
Equity securities
Participating funds	2,088	15	106	2,209
Investment-linked	10,384	696	—	11,080
Other policyholder and shareholder	2,607	91	129	2,827
Derivative financial assets	—	453	—	453

Total	15,163	52,784	885	68,832
Total%	22.0	76.7	1.3	100.0

Financial liabilities
Investment contract liabilities	—	—	6,669	6,669
Derivative financial instruments	—	69	2	71

Total	—	69	6,671	6,740
Total%	—	1.0	99.0	100.0

The tables below set out a summary of changes in the AIA Group’s Level 3 financial assets and liabilities for the years ended 30 November 2008 and 2009. The tables reflect gains and losses, including gains and losses on financial assets and liabilities categorised as Level 3 as at 30 November 2008 and 2009 respectively. The tables do not present gains or losses for instruments that were sold or transferred out of Level 3 prior to 1 December 2007.

Level 3 financial assets and liabilities

			Derivative	Derivative
	Debt	Equity	financial	financial	Investment
	securities	securities	assets	liabilities	contracts
	US$m

At 1 December 2007	1,364	131	4	(12)	(5,926)
Realised gains/(losses)	(61)	(7)	5	14	—
Net movement on investment contract liabilities	—	—	—	—	1,700
Unrealised gains/(losses) relating to instruments held at the reporting date Reported in the consolidated income statement	(319)	(21)	—	—	—
Reported in the consolidated statement of comprehensive income	(174)	—	—	—	—
Purchases, issues and settlements	121	149	(1)	—	—
Transfers in to/(out of) Level 3	(257)	46	6	(8)	—

At 30 November 2008	674	298	14	(6)	(4,226)

Level 3 financial assets and liabilities

			Derivative	Derivative
	Debt	Equity	financial	financial	Investment
	securities	securities	assets	liabilities	contracts
					US$m

At 1 December 2008	674	298	14	(6)	(4,226)
Realised gains/(losses)	(134)	(33)	(4)	(2)	—
Net movement on investment contract liabilities	—	—	—	—	(2,443)
Unrealised gains/(losses) relating to instruments still held at the reporting date Reported in the consolidated income statement	73	(23)	—	—	—
Reported in the consolidated statement of comprehensive income	245	—	—	—	—
Purchases, issues and settlements	(84)	5	—	—	—
Transfers in to/(out of) Level 3	(124)	(12)	(10)	6	—

At 30 November 2009	650	235	—	(2)	(6,669)

Realised gains and losses arising from the disposal of the AIA Group’s Level 3 financial assets and liabilities are presented in the consolidated income statement.

Movements in investment contract liabilities at fair value are offset by movements in the underlying portfolio of matching assets. Details of the movement in investment contract liabilities are provided in Note 27.

There are no differences between the fair values on initial recognition and the amounts determined using valuation techniques since the models adopted are calibrated using initial transaction prices.

Certain private equity investments are measured at cost because there is no quoted market price in an active market. The balance of such investments is US$nil (2007: US$1m; 2008: nil).

24.	Other assets

	As at	As at	As at
	30 November	30 November	30 November
	2007	2008	2009
	US$m

Prepayments
Operating leases of leasehold land	139	143	145
Other	45	45	50
Accrued investment income	725	766	854
Pension scheme assets
Defined benefit pension scheme surpluses (Note 38)	8	18	20

Total	917	972	1,069

Included in ‘Other Assets’ are the following amounts which relate to the AIA Group’s interest in leasehold land and land use rights which are accounted for as prepayments of operating leases.

	As at	As at	As at
	30 November	30 November	30 November
	2007	2008	2009
	US$m

Land held in Hong Kong
Long-term leases (>50 years)	115	115	114
Medium-term leases (10 - 50 years)	—	—	—
Short-term leases (<10 years)	—	—	—

Land held outside Hong Kong
Freehold	—	—	—
Long-term leases (>50 years)	22	26	29
Medium-term leases (10 - 50 years)	2	2	2
Short-term leases (<10 years)	—	—	—

Total	139	143	145

All amounts other than prepayments in respect of operating leases of leasehold land are expected to be recovered within 12 months after the end of the reporting period. Prepayments in respect of operating leases of land are expected to be recovered over the period of the leases shown above.

25.	Cash and cash equivalents

Cash and deposits

	As at	As at	As at
	30 November	30 November	30 November
	2007	2008	2009

US$m
Cash	586	802	1,217
Cash equivalents	1,997	3,362	2,188

Total(1)	2,583	4,164	3,405

Note: (1)	Of cash and cash equivalents, US$764m are held to back investment-linked contracts (2007: $614m; 2008: US$1,116m). The balance of cash and cash equivalents consists of other policyholder and shareholder.

Cash comprises cash at bank and cash in hand. Cash equivalents comprise bank deposits with maturities at acquisition of three months or less and money market funds. Accordingly, all such amounts are expected to be realised within 12 months after the reporting period.

26.	Insurance contract liabilities

	Year ended	Year ended	Year ended
	30 November	30 November	30 November
	2007	2008	2009

US$m
At 1 December	47,464	57,735	52,564
Valuation premiums	8,758	9,676	8,522
Liabilities released for death or other termination and related expenses	(4,161)	(6,180)	(4,639)
Fees deducted from account balances	(229)	(320)	(542)
Accretion of interest	1,871	1,948	2,080
Foreign exchange movements	2,183	(4,178)	4,073
Change in asset values attributable to policyholders	1,264	(3,762)	2,082
Transfer to liabilities of the disposal group classified as held for sale	—	—	(57)
Acquisition of subsidiary	—	—	281
Disposal of subsidiary	—	—	(657)
Other movements	585	(2,355)	96

At 30 November	57,735	52,564	63,803

Insurance contract liabilities include amounts relating to investment-linked contracts of US$7,031m (2007: US$7,118m; 2008: US$3,952m).

Business description

The table below summarises the key variables on which insurance and investment contract cash flows depend.

				Factors affecting	Key
		Material terms	Nature of benefits and	contract	reportable
Type of contract		and conditions	compensation for claims	cash flows	segments

Traditional participating life assurance with DPF	Participating funds	Participating products combine protection with a savings element. The basic sum assured, payable on death or maturity, may be enhanced by dividends, the aggregate amount of which is determined by the performance of a distinct fund of assets and liabilities. The timing of dividend declarations is at the discretion of the insurer. Local regulations generally prescribe a minimum proportion of policyholder participation in declared dividends	Minimum guaranteed benefits may be enhanced based on investment experience and other considerations	• Investment performance • Expenses • Mortality • Surrenders	Singapore, China, Malaysia

	Other participating business	Participating products combine protection with a savings element. The basic sum assured, payable on death or maturity, may be enhanced by dividends the timing or amount of which is at the discretion of the insurer taking into account factors such as investment experience	Minimum guaranteed benefits may be enhanced based on investment experience and other considerations	• Investment performance • Expenses • Mortality • Surrenders	Hong Kong, Thailand, Other Markets

Traditional non-participating life		Benefits paid on death, maturity, sickness or disability that are fixed and guaranteed and not at the discretion of the insurer	Benefits, defined in the insurance contract, are determined by the contract and are not affected by investment performance or the performance of the contract as a whole	• Mortality • Morbidity • Lapses • Expenses	All(1)

Accident and health		These products provide morbidity or sickness benefits and include health, disability, critical illness and accident cover	Benefits, defined in the insurance contract are determined by the contract and are not affected investment performance or the performance of the contract as a whole	• Mortality • Morbidity • Lapses • Expenses	All(1)

Investment-linked		Investment-linked contracts combine savings with protection, the cash value of the policy depending on the value of unitised funds	Benefits are based on the value of the unitised funds and death benefits	• Investment performance • Lapses • Expenses • Mortality	All(1)

Universal life		The customer pays flexible premiums subject to specified limits accumulated in an account balance which are credited with interest at a rate set by the insurer, and a death benefit which may be varied by the customer	Benefits are based on the account balance and death benefit	• Investment performance • Crediting rates • Lapses • Expenses • Mortality	All(1)

Notes

(1)	Other than the AIA Group’s corporate and other segment

Methodology and assumptions

The most significant items to which profit for the period and shareholders’ equity are sensitive are market, insurance and lapse risks which are shown in the table below. Indirect exposure indicates that there is a second order impact. For example, whilst the profit for the period attributable to shareholders is not directly affected by investment income earned where the investment risk is borne by policyholders (for example, in respect of investment-linked contracts), there is a second order effect through the investment management fees which the AIA Group earns by managing such investments. The distinction between direct and indirect exposure is not intended to indicate the relative sensitivity to each of these items. Where the direct exposure is shown as being ‘net neutral’ this is because the exposure to market and credit risk is offset by a corresponding movement in insurance contract liabilities.

Market and credit risk
Direct exposure
Risks
		Insurance and	associated with
		investment	related		Significant
		contract	investment	Indirect	insurance
Type of contract		liabilities	portfolio	exposure	and lapse risks

Traditional participating life assurance with DPF	Participating funds	• Net neutral except for the insurer’s share of participating investment performance • Guarantees	• Net neutral except for the insurer’s share of participating investment performance • Guarantees	• Investment performance subject to smoothing through dividend declarations	• Impact of persistency on future dividends • Mortality

	Other participating business	• Net neutral except for the insurer’s share of participating investment performance • Guarantees	• Net neutral except for the insurer’s share of participating investment performance • Guarantees	• Investment performance	• Impact of persistency on future dividends • Mortality

Traditional non-participating life assurance		• Investment performance • Credit risk • Asset liability mismatch risk	• Guarantees	• Not applicable	• Mortality • Persistency • Morbidity

Accident and health		• Loss ratio • Asset liability mismatch risk	• Investment performance • Credit risk	• Not applicable	• Claims experience • Morbidity • Persistency

Pensions		• Net neutral • Asset liability mismatch risk	• Net neutral	• Performance related investment management fees	• Persistency

Investment-linked		• Net neutral	• Net neutral	• Performance related investment management fees	• Persistency • Mortality

Universal life		• Guarantees • Asset liability mismatch risk	• Investment performance • Credit risk	• Spread between earned rate and crediting rate to policyholders	• Mortality • Persistency • Withdrawals

The AIA Group is also exposed to currency risk in respect of its operations, and to interest rate risk, credit risk and equity price risk on assets representing net shareholders’ equity, and to expense risk to the extent that actual expenses exceed those that can be charged to insurance and investment contract holders on non-participating business. Expense assumptions applied in the AIA Group’s actuarial valuation models assume a continuing level of business volumes.

27.	Investment contract liabilities

	Year ended	Year ended	Year ended
	30 November	30 November	30 November
	2007	2008	2009

US$m
At 1 December	3,482	6,505	4,898
Effect of foreign exchange translation	20	(33)	102
Investment contract benefits	1,228	(2,047)	2,164
Fees charged	(222)	(174)	(326)
Net deposits/(withdrawals) and other movements	1,997	647	942

At 30 November	6,505	4,898	7,780

Investment contract liabilities include amounts relating to investment-linked liabilities of US$6,669m (2007: US$5,926m; 2008: US$4,226m).

28.	Effect of changes in assumptions and estimates

The table below sets out the sensitivities of the assumptions in respect of insurance and investment contracts with DPF to key variables. This disclosure only allows for the impact on liabilities and related assets, such as reinsurance, and deferred acquisition costs and does not allow for offsetting movements in the fair value of financial assets backing those liabilities.

	As at	As at	As at
	30 November	30 November	30 November
	2007	2008	2009

US$m
(Increase)/decrease in insurance contract liabilities, equity and profit before tax
Interest rates + 0.5%	7	7	4
Interest rates - 0.5%	(8)	(7)	(4)
Expenses +10%	(1)	(3)	(2)
Mortality +10%	(5)	(8)	(10)
Lapse rates +5%	(19)	(21)	(12)

Future policy benefits for traditional life insurance policies (including investment contracts with DPF) are calculated using a net level premium valuation method with reference to best estimate assumptions set at policy inception date unless a deficiency arises on liability adequacy testing. There is no impact of the above assumption sensitivities on the carrying amount of traditional life insurance liabilities as the sensitivities presented would not have triggered a liability adequacy adjustment. During the periods presented there was no effect of changes in assumptions and estimates on the AIA Group’s traditional life products.

For interest sensitive insurance contracts, such as universal life products and investment-linked contracts, assumptions are made at each reporting date including mortality, persistency, expenses, future investment earnings and future crediting rates.

The impact of changes in assumptions on the valuation of insurance and investment contracts with DPF was US$86m decrease in profit (2007: US$17m; 2008: US$(11)m).

29.	Borrowings

	As at	As at	As at
	30 November	30 November	30 November
	2007	2008	2009

US$m
Bank loans	546	548	549
Bank overdrafts	71	88	85
Loans from fellow subsidiaries of AIG	812	20	50
Other loans	32	5	4

Total	1,461	661	688

Assets with a book value of US$758m (2007: US$755m; 2008: US$751m) and a fair value of US$1,315m (2007: US$1,101m; 2008: US$1,107m) are pledged as security with respect to amounts disclosed as bank loans above. Interest on loans reflects market rates of interest with the exception of certain related party borrowings which are repayable on demand. Interest expense on borrowings is shown in Note 9. Further information relating to interest rates and the maturity profile of borrowings is presented in Note 37.

30.	Obligations under securities lending and repurchase agreements

The AIA Group has entered into securities lending agreements whereby securities are loaned to both third parties and a related party. In addition, the AIA Group has entered into repurchase agreements whereby securities are sold to third parties with a concurrent agreement to repurchase the securities at a specified date.

The securities related to these agreements are not derecognised from the AIA Group’s consolidated statement of financial position, but are retained within the appropriate financial asset classification. The following table specifies the amounts included within financial investments subject to securities lending or repurchase agreements at each period end:

	As at	As at	As at
	30 November	30 November	30 November
	2007	2008	2009

US$m
Debt securities:
Repurchase agreements	1,620	831	315
Securities lending
Related parties	1,231	578	—
Others	2,446	1,691	—

Total	5,297	3,100	315

Collateral

Generally, the AIA Group received collateral in excess of 100% of the fair value of securities loaned from all borrowers, typically consisting of cash or debt securities. During 2009 and 2008, borrowers were not providing collateral to 100% of the fair value of the securities lent; however, the AIA Group’s ultimate parent company provided additional collateral to fully collateralise the arrangements.

Collateral received under securities lending or consideration received for repurchase agreements typically consists of cash or debt securities. Collateral received in the form of cash, which is not legally segregated from the AIA Group, is recognised as an asset in the consolidated statement of financial position, with a corresponding liability for its repayment.

Non-cash collateral received is not recognised in the consolidated statement of financial position unless the AIA Group either sells or repledges these assets in the absence of default, at which point the obligation to return this collateral is recognised as a liability.

The fair value of non-cash collateral received from securities lending agreements and the respective amount which the AIA Group can sell or re-pledge in the absence of default is disclosed in the table below:

	As at	As at	As at
	30 November	30 November	30 November
	2007	2008	2009

US$m
Debt securities
Related parties	—	390	—
Others	—	—	—

Total	—	390	—

Collateral available for pledge/sale	—	—	—

The value of collateral that was actually sold or re-pledged in the absence of default was nil for all periods.

Obligations under securities lending and repurchase agreements comprise the following:

	As at	As at	As at
	30 November	30 November	30 November
	2007	2008	2009

US$m
Securities lending
Related parties	1,291	657	—
Others	2,523	1,306	—
Repurchase agreements	1,581	755	284

Total	5,395	2,718	284

On 10 November 2008, the AIA Group entered into an agreement with AIG Funding, Inc. (‘AIGF’) whereby the AIA Group can borrow from AIGF to return cash collateral to securities borrowers in connection with a portfolio of securities loans of which AIG Securities Lending (Ireland) Ltd (‘AIGSL’) is the agent.

The AIA Group can only borrow under this facility if the collateral investment account maintained on behalf of the AIA Group does not have sufficient cash at the time to satisfy the AIA Group’s obligations to repay the third party borrowers.

Under the terms of this agreement, interest accrues on the outstanding borrowings at three months US$ LIBOR-BBA plus 1% per annum. Either party may terminate the agreement at any time upon 30 business days prior written notice to the other party.

The AIA Group has not drawn down on this agreement at any time. Effective 30 November 2009, the AIA Group terminated AIGSL’s ability to make additional loans on behalf of the AIA Group. As there are no outstanding loans under the programme, the AIA Group no longer has the ability to draw down under this agreement.

31.	Impairment of financial assets

Impairment of financial assets

In accordance with the AIA Group’s accounting policies, impairment reviews were performed for available for sale securities and loans and receivables.

Available for sale debt securities

During the period to 30 November 2009, impairment losses of US$67m (2007: nil; 2008: US$142m) were recognised in respect of available for sale debt securities.

In 2007 the onset of the credit crisis resulted in a number of impairments being made against debt securities, including CDOs, held by the AIA Group. In 2008 the global outlook worsened significantly as the impact of the credit crisis spread to other parts of the economy. As a result, a number of companies, including certain global financial institutions, amongst them issuers of a number of available for sale debt securities held by the AIA Group, experienced significant financial difficulties. The impairment charge for 2008 includes US$67m relating to bonds issued by Lehman Brothers and US$52m relating to CDOs.

Loans and receivables

The AIA Group’s primary potential credit risk exposure in respect of loans and receivables arises in respect of policy loans and a small portfolio of high quality mortgage loans on residential and commercial real estate (see Note 21 Financial investments for further details). The AIA Group’s credit exposure on policy loans is mitigated because, if and when the total indebtedness on any policy, including interest due and accrued, exceeds the cash surrender value, the policy terminates and becomes void. The AIA Group has a first lien on all policies which are subject to policy loans.

The AIA Group has a small high quality portfolio of residential and commercial mortgage loans which it originates. To the extent that any such loans are past their due dates specific allowance is made, together with a collective allowance, based on historical delinquency. Insurance receivables are short term in nature and cover is not provided if consideration is not received. An ageing of accounts receivable is not provided as all amounts are due within 1 year and cover is cancelled if consideration is not received.

32.	Provisions

	Employee
	benefits	Other	Total

US$m
At 1 December 2006	52	84	136
Charged to the consolidated income statement	8	4	12
Exchange differences	—	1	1
Contribution	(6)	—	(6)
Utilised during the period	(1)	(2)	(3)
At 30 November 2007	53	87	140
Charged to the consolidated income statement	26	31	57
Exchange differences	(7)	(3)	(10)
Contribution	(4)	—	(4)
Utilised during the period	—	(2)	(2)
At 30 November 2008	68	113	181
Charged to the consolidated income statement[1]	8	131	139
Incurred in connection with acquisition of a subsidiary	—	30	30
Exchange differences	2	8	10
Contributions	(2)	—	(2)
Utilised during the period	—	(73)	(73)

At 30 November 2009	76	209	285

Note: (1)	Of the provisions charged to the consolidated income statement as “Other” during 2009, US$89m related to provision for restructuring and separation costs.

Further details of provisions for employee post retirement benefits are provided in Note 38.

Other provisions

Other provisions comprise provisions in respect of regulatory matters, litigation, reorganisation and restructuring. In view of the diverse nature of the matters provided for and the contingent nature of the matters to which they relate the AIA Group is unable to provide an accurate assessment of the term over which provisions are expected to be utilised.

33.	Other liabilities

	As at	As at	As at
	30 November	30 November	30 November
	2007	2008	2009

US$m
Trade and other payables	1,389	1,082	1,162
Third party interests in consolidated investment funds	720	398	397
Payables from purchases of investments	84	72	396
Reinsurance payables	101	35	57

Total	2,294	1,587	2,012

Third party interests in consolidated investment funds consist of third party unit holders’ interests in consolidated investment funds which are reflected as a liability since they can be put back to the AIA Group for cash.

Trade and other payables are all expected to be settled within 12 months after the end of the reporting period. The realisation of third party interests in investment funds cannot be predicted with accuracy since these represent the interests of third party unit holders in consolidated investment funds held to back insurance and investment contract liabilities and are subject to market risk and the actions of third party investors.

34.	Share capital and reserves

Share capital

	As at		As at		As at
	30 November		30 November		30 November
	2007		2008		2009
	Million		Million		Million
	shares	US$m	shares	US$m	shares	US$m

Authorised
Ordinary shares of US$1 each	20,000	20,000	20,000	20,000	20,000	20,000

Issued and fully paid
At start of the reporting period	12,000	12,000	12,000	12,000	12,000	12,000

At end of the reporting period	12,000	12,000	12,000	12,000	12,000	12,000

Shares yet to be issued	—	—	—	—	44	44

Share premium		1,914		1,914		1,914

There were no shares issued under share option schemes in the period. AIA and its subsidiaries have not undertaken any purchase, sale, or redemption of AIA’s issued share capital in the reporting period. Share premium of US$1,914m represents the difference between the net book value of the AIA Group on acquisition by AIA of US$13,958m and the nominal value of the share capital issued of US$12,044m.

Reserves

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available for sale securities held at the end of the reporting period.

Foreign currency translation reserve

The foreign currency translation reserve comprises all foreign currency exchange differences arising from the translation of the financial statements of foreign operations.

Other reserves

Other reserves include the impact of merger accounting for business combinations under common control and share based compensation.

At 30 November 2009 AIA does not have any distributable reserves.

35.	Non-controlling interests

	As at	As at	As at
	30 November	30 November	30 November
	2007	2008	2009
	US$m

Equity shares in subsidiaries	6	6	51
Share of earnings	45	35	29
Share of other reserves	10	(21)	—

Total	61	20	80

36.	Group capital structure

Objectives, policies and processes for managing capital

The AIA Group’s capital management objectives focus on maintaining a strong capital base to support the development of its business, satisfying regulatory capital requirements at all times, and supporting its credit rating targets. The AIA Group recognises the impact on shareholder returns of the level of equity capital employed and seeks to maintain an appropriate balance.

The AIA Group’s capital management function oversees all capital related activities of the AIA Group and assists senior management in making capital decisions. The capital management function participates in decisions concerning asset-liability management exposures, asset-liability proposals and strategic asset allocation. The capital management function also engages in ongoing active capital and solvency management, including maintaining active dialogue and relationships with our regulators and ratings agencies. The AIA Group has also incorporated the capital management framework into its budgeting process to ensure capital and dividend policies and programmes are implemented within the guidelines set forth by the AIA Group.

Externally imposed capital requirements

The AIA Group is in compliance with the solvency and capital adequacy requirements of its regulators. The AIA Group’s primary insurance regulator at the AIA Co and AIA-B levels is the Hong Kong Office of the Commissioner of Insurance (‘OCI’), which requires that AIA Co and AIA-B meet the solvency margin requirements of the Hong Kong Insurance Companies Ordinance. The Hong Kong Insurance Companies Ordinance (among other matters) sets minimum solvency margin requirements that an insurer must meet in order to be authorised to carry on insurance business in or from Hong Kong. The OCI requires AIA Co and AIA-B to maintain an excess of assets over liabilities of not less than the required minimum solvency margin. The amount required under the Hong Kong Insurance Companies Ordinance as the minimum solvency margin can be determined and may be treated as 100% of that amount. The excess of assets over liabilities to be maintained by AIA Co and AIA-B required by the OCI is not less than 150% of that amount.

The AIA Group’s individual branches and subsidiaries are also subject to the supervision of government regulators in the jurisdictions in which those branches and subsidiaries are domiciled. The various regulators overseeing the AIA Group actively monitor the solvency margin position of the AIA Group. AIA Co and AIA-B submit annual filings to the OCI of their solvency margin position based on their annual audited accounts, and the AIA Group’s other operating units perform similar annual filings with their respective local regulators.

The ability of AIA Group to pay dividends and meet other obligations depends on dividends and other payments from its operating subsidiaries and branches, which are subject to contractual, regulatory and other limitations. The various regulators overseeing the individual branches and subsidiaries of the AIA Group have the discretion to impose additional restrictions on the ability of those regulated subsidiaries and branches to make payment of dividends or other distributions and payments to AIA, including increasing the required margin of solvency that an operating unit must maintain.

The payment of dividends and other distributions and payments by the AIA Group’s subsidiaries and their branches is regulated by applicable insurance, foreign exchange and tax and other laws, rules and regulations. The amount and timing of certain dividends, distributions and other payments require regulatory approval. In particular, the payment of dividends, distributions and other payments to AIA from AIA Co is subject to the oversight of the Office of the Commissioner of Insurance of Hong Kong. In addition, surplus capital may not be remitted out of Thailand in particular, including by the business and operations of AIA Co’s Thailand Branch (‘AIA Thailand’) to its Head Office in Hong Kong, without the consent of the Office of the Insurance Commission in Thailand. More generally, regulators may prohibit the payment of dividends or other distributions and payments by our regulated subsidiaries and branches if they determine that such payment could be adverse to the interests of relevant policyholders or contract holders.

Capital and Regulatory Orders Specific to the AIA Group

Following the AIG events as described in note 44, certain regulators of the AIA Group imposed additional requirements or restrictions on certain of its branches and subsidiaries. These requirements and restrictions may be amended or revoked at the relevant regulator’s discretion. As of the date hereof, the requirements and restrictions summarized below remain in effect.

Hong Kong Office of the Commissioner of Insurance

Letters dated 17 September 2008 were issued from the OCI to each of AIA Co and AIA-B (‘Section 35 Orders’) requiring each of AIA Co or AIA-B, including all of their branches, as appropriate:

1)	to ensure that all insurance business and all transactions with any “specified person” (which includes but is not limited to its branches, directors, controllers, shareholders and associates or group companies) is on normal commercial terms;

2)	to ensure that AIA Co or AIA-B not place any deposit with or transfer assets (except for normal insurance transactions) or provide financial assistance to any specified person without first obtaining written consent from the OCI; and

3)	to inform the OCI as soon as practicable of any circumstances which may put the interest of policyholders or potential policyholders at risk.

Among other consequences, the Section 35 Orders place restrictions on the ability of AIA Co and AIA-B to engage in capital related transactions with specified persons. Accordingly, the Section 35 Orders restrict the ability of AIA Co and AIA-B to pay dividends to their parent companies, and limit their ability to engage in intercompany transactions with specified persons, such as payment of intercompany service fees without first obtaining written consent from the OCI.

By further letters dated 18 September 2008 to AIA Co and AIA-B, the OCI required that AIA Co or AIA-B as appropriate not acquire a new controller without first obtaining written consent from the OCI.

By letters to AIA Co and AIA-B dated 15 March 2010, the OCI confirmed that the requirements contained in its letters dated 17 and 18 September 2008 remain in force.

Monetary Authority of Singapore

Since October 2008, the Monetary Authority of Singapore (“MAS”) has issued certain directions to AIA Singapore specifying that it comply with increased capital adequacy requirements. In addition, the directions provide that prior MAS consent be sought in respect of certain transactions including transfers or disposals of certain assets (including land or buildings) and financing and guarantee arrangements. The directions also impose certain additional reporting requirements on AIA Singapore.

Bermuda Monetary Authority

By a Letter of Undertaking dated 18 December 2008, American International Company Limited (‘AICO’), in its capacity as the licensed Insurance Manager of AIA-B, made certain undertakings to the Bermuda Monetary Authority (‘BMA’).

In the Letter of Undertaking, AICO:

1)	undertakes to ensure that AIA-B would seek prior approval from the BMA before entering into transactions outside the normal course of business; and

2)	undertakes to submit a daily basis report to the BMA on: (i) transfers of more than US$1,000,000 per transaction or an aggregate amount of greater than US$1,000,000 per day from AIA-B to another jurisdiction other than where the fund originated; (ii) transactions of greater than US$15,000,000 whether incoming or outgoing; (iii) all material issues having an impact threshold of equal to or greater than 10% of AIA-B’s total statutory capital and surplus.

China Insurance Regulatory Commission

Notices issued by the China Insurance Regulatory Commission (‘CIRC’) ordered AIA Shanghai Branch, Guangdong Branch, Jiangsu Branch, Beijing Branch, Shenzhen Branch, Suzhou Central Sub-Branch, Dongguan Sub-Branch and Jiangmen Sub-Branch to:

1)	maintain sufficient funds to cope with possible cancellations and to prevent liquidity risks and monitor the liquidity daily; and

2)	enhance capital fund safety by: (a) not entering into any mortgage, guarantee, letter of credit or incurring debt other than in the normal course of business; (b) not transferring any assets or funds outside of the PRC; and (c) obtaining approval from the CIRC on any affiliated transaction with AIG including reinsurance transactions (so as to prevent capital and assets from flowing outside of the PRC).

Bank Negara Malaysia

Under a letter dated 16 September 2008, Bank Negara Malaysia (‘BNM’) requested American International Assurance Bhd. (‘AIA Malaysia’) to obtain prior written approval of BNM in relation to the following:

1)	payment of dividends (interim and/or final) to its shareholders (being in addition to the general requirement to obtain a no objection from BNM prior to declaring a dividend exceeding a prescribed statutory amount);

2)	extension of credit facilities to related-parties within the AIG group;

3)	guarantees or undertakings given to/on behalf of related-parties within the AIG group; and

4)	any other related-party transactions, excluding any transaction in the ordinary course of AIA Malaysia business relating to insurance policies, reinsurance cessions and claims.

Other Orders

Correspondence has also been issued to the Group by the Mandatory Provident Fund Schemes Authority in Hong Kong and the regulators in Taiwan, Brunei and Vietnam. Pursuant to this correspondence, regular updates are to be provided to the regulators, and certain regulators must provide their consent before assets are transferred or transactions are entered into with connected parties.

AIA Group capital position

The AIA Group defines ‘capital’ as the amount of assets in excess of liabilities measured in accordance with the Hong Kong Insurance Companies Ordinance. The AIA Group defines total available capital as the amount of assets in excess of liabilities measured in accordance with the Insurance Companies Ordinance and ‘required capital’ as the minimum required margin of solvency calculated in accordance with the Insurance Companies Ordinance. The solvency margin ratio is the ratio of total available capital to required capital. A number of transactions undertaken in 2008 and 2009 enhanced the solvency position of the AIA Group. With effect from 28 February 2009, AIA-B and AIA Australia, among others, become subsidiaries of AIA Co, and on 3 November 2009, the AIA Group acquired Philam.

In January 2009, the OCI introduced temporary relief measures to all Hong Kong regulated long-term and composite insurers in response to the unprecedented level of volatility in global capital markets and low interest rate environment. These measures apply to financial years running from 2008 to 2010, after which a review will be conducted.

The capital positions of the two principal operating companies within the AIA Group are illustrated in the table:

	30 November			30 November			30 November
	2007			2008			2009
	Total		Solvency	Total		Solvency	Total		Solvency
	available	Required	margin	available	Required	margin	available	Required	margin
	capital	capital	ratio	capital	capital	ratio	capital	capital	ratio
	US$m

AIA Co	2,551	1,357	188	2,751	1,316	209	4,811	1,547	311
AIA-B	2,519	648	389	1,469	684	215	2,742	911	301

37.	Risk management

Risk management framework

The managed acceptance of risk is fundamental to the AIA Group’s insurance business model. The AIA Group’s risk management framework seeks to effectively manage, rather than eliminate, the risks the AIA Group faces.

The AIA Group’s central risk management framework requires all operations to establish processes for identifying, evaluating and managing the key risks faced by the organisation. This risk management framework has evolved in recent years and now encompasses an established risk governance structure with clear oversight and assignment of responsibility for monitoring and management of strategic, operational and financial risks.

Insurance and financial risk exposures

As an insurance group, the AIA Group is exposed to a range of insurance and financial risks. The AIA Group applies a consistent risk management philosophy that is embedded in management processes and controls such that both existing and emerging risks are considered and addressed.

The following section summarises the AIA Group’s key risk exposures and the primary policies and processes used by the AIA Group to manage its exposures to these risks.

Insurance risk

The AIA Group considers insurance risk to be a combination of the following component risks:

•	inadequate or inappropriate product design;

•	inappropriate underwriting or pricing of policies;

•	lapse risk; and

•	variability in claims experience.

Experience shows that the larger the portfolio of similar insurance contracts, the smaller the relative variability of the expected outcome. The AIA Group has developed its insurance underwriting strategy to diversify the type of insurance risks accepted and to achieve a sufficiently large population of risks to reduce the variability of the expected outcome.

Product design risk

Product design risk refers to potential defects in product design and pricing. The AIA Group manages product design risk by completing pre-launch reviews and approval of products by local and the AIA Group functional departments such as actuarial and underwriting. These departments have significant experience and have developed proprietary expertise to identify potential flaws in product design.

There is a strong focus within the AIA Group on actively managing each part of the actuarial control cycle to minimise risk in the in-force book as well as for new business acceptances. A significant component of the AIA Group’s long-term insurance business is participating in nature where the AIA Group has the ability to adjust dividends to reflect market conditions. This reduces the AIA Group’s exposure to changes in circumstances, in particular investment returns, that may arise during the life of long-term insurance policies.

Pricing and underwriting risk

Pricing and underwriting risk refers to the possibility of product related income being inadequate to support future obligations arising from those contracts.

The AIA Group manages pricing and underwriting risk by adhering to group wide underwriting guidelines. Each operating unit maintains a team of professional underwriters who review and select risks that are consistent with the underwriting strategy of the AIA Group. A second layer of underwriting review is conducted by the AIA Group for complex and large insurance risks. Any exceptions require specific approval and may be subject to separate risk management actions.

The AIA Group makes use, in certain circumstances, of reinsurance to obtain product pricing expertise when entering new lines of business, products or territories. Reinsurance is also used, to a limited extent, to manage concentrations of insurance risk. However, the breadth of the AIA Group’s geographical spread and product portfolio creates natural diversification and reduces the extent to which concentrations of insurance risk arise.

Claims risk

Claims risk refers to the possibility that the frequency or severity of claims arising from insurance contracts exceeds the level anticipated at the time of underwriting. For insurance contracts where death and diagnosis of critical illness are the insured risk, the most significant factors that could increase the overall frequency of claims are epidemics (such as AIDS, SARS or other communicable conditions) or widespread changes in lifestyle resulting in earlier or more claims than expected. Other factors affecting the frequency and severity of claims include the following:

•	insurance risk under disability contracts is dependent on economic conditions. Recession and unemployment tend to increase the number of claims for disability benefits as well as reduce the rate of recovery from disability;

•	insurance risk under hospitalisation contracts is dependent on medical costs and medical technology; and

•	insurance risk under accident contracts is more random and dependent on occupation.

The AIA Group seeks to mitigate claims risk by conducting regular reviews of mortality and morbidity experience and considering the impact of these on reinsurance needs and product design and pricing. These reviews, alongside other experience studies, results and economic outlook data, are incorporated into new product design and in-force policy management which illustrates the benefit of the AIA Group’s scale, history and experience in achieving a coherent insurance risk management strategy.

Mortality and morbidity risk in excess of the respective retention limits are ceded to reduce volatility in claims experience for the AIA Group.

Lapse risk

Lapse risk refers to the possibility of financial loss due to early termination of contracts where the acquisition cost incurred may not be recoverable from future revenue.

The AIA Group carries out regular studies of persistency experience. The results are assimilated into new and in-force business management. Target pay back periods that form part of the product pricing controls enable monitoring of the AIA Group’s exposure to lapse risk. Certain products include surrender charges that entitle the AIA Group to additional fees on early termination by the policyholder, thereby reducing exposure to lapse risk.

Concentrations of insurance risk

Concentration of insurance risk refers to the possibility of significant financial losses arising from a lack of diversification, either geographical or by product type, of the AIA Group’s portfolio. Certain events, such as viral pandemics, may give rise to higher levels of mortality or morbidity experience and exhibit geographical concentrations.

The AIA Group has a broad geographical footprint across Asia and its results are not substantially dependent upon any one of these individual markets. This breadth provides a natural diversification of geographic concentrations of insurance and other risks (such as political risks). However, given the AIA Group’s exposure to Asia, it may be relatively more exposed to pandemics localised in Asia than insurance groups with a world-wide presence.

Although long-term insurance and investment business are the AIA Group’s primary operations, the AIA Group has a range of product offerings, such as term life, accident and health, participating, annuity and investment-linked, which vary in the extent and nature of risk coverage and thereby reduce exposures to concentrations of mortality or morbidity risk. For example, the insured risk for certain annuity products is survival of the annuitant, whereas the insured risk for a term life product is the death of the policyholder.

As a result of the AIA Group’s history and scale, a substantial volume of experience data has been accumulated which assists in evaluation and pricing of insurance risk. The AIA Group’s capital position combined with its profitable product portfolio and diversified geographical presence are factors in management’s decision to retain (rather than reinsure) a high proportion of its written insurance risks.

Concentrations of risk are managed within each market through the monitoring of product sales and size of the in-force book by product group. Actuarial analyses are also performed to establish the impact of changes in mortality and morbidity experience for use in financial reporting, pricing and the AIA Group’s assessment of reinsurance needs.

Credit risk

Credit risk arises from the possibility of financial loss arising from default by borrowers and transactional counterparties and the loss of value in financial instruments due to deterioration in credit quality. The key areas where the AIA Group is exposed to credit risk include repayment risk in respect of:

•	cash and cash equivalents;

•	investments in debt securities;

•	loans and receivables (including insurance receivables); and

•	reinsurance receivables.

The AIA Group has in place a credit analysis process that accounts for diverse factors, including market conditions, industry specific conditions, company cash flows and quality of collateral. The AIA Group also has a monitoring programme in place whereby the AIA Group’s credit analysis teams review the status of the obligor on a regular basis to anticipate any credit issues.

Cross-border investment exposures are controlled through the assignment of individual country counterparty risk limits by the CRM.

The AIA Group monitors its credit exposures to any single unrelated external reinsurer or group.

The maximum exposure to credit risk for loans and receivables, debt securities and cash and cash equivalents is the carrying value in the consolidated statement of financial position, net of allowances.

Market risk

Market risk arises from the possibility of financial loss caused by changes in financial instrument fair values or future cash flows due to fluctuations in key variables, including interest rates, equity market prices and foreign exchange rates.

The AIA Group manages the risk of market-based fluctuations in the value of the AIA Group’s investments, as well as liabilities with exposure to market risk.

The AIA Group uses various quantitative measures to assess market risk, including sensitivity analysis. The level of movements in market factors on which the sensitivity analysis is based were determined based on economic forecasts and historical experience of variations in these factors.

The AIA Group routinely conducts sensitivity analyses of its fixed income portfolios to estimate its exposure to movements in interest rates. The AIA Group’s fixed income sensitivity analysis is primarily a duration-based approach. This approach provides an adequate representation of risk, because very few of the AIA Group’s fixed income investments have embedded options which exhibit negative convexity.

Interest rate risk

The AIA Group’s exposure to interest rate risk predominantly arises from the AIA Group’s investments in long-term fixed income debt securities, which are exposed to fluctuations in interest rates.

Interest rate risk also arises from the AIA Group’s insurance and investment contracts with guaranteed and fixed terms, including settlement options available upon maturity, which carry the risk that interest income and capital redemptions from the financial assets backing the liabilities is insufficient to fund the guaranteed benefits payable as interest rates rise and fall. For other products, including those with participation or investment-linked features, interest rate risk is significantly reduced due to the non-guaranteed nature of additional policyholder benefits.

The AIA Group manages its interest rate risk by generally investing in fixed income assets in the same currencies as those of its liabilities, as well as investing in financial instruments with tenors that broadly match the duration of its liabilities.

The AIA Group also considers the effect of interest rate risk in its overall product strategy. Certain products such as investment-linked, universal life and participating business, inherently have lower interest rate risk as their design provides flexibility as to crediting rates and policyholder dividend scales.

Exposure to interest rate risk

The table below summarises the nature of the interest rate risk associated with financial assets and liabilities. In preparing this analysis, fixed rate interest bearing instruments that mature or re-price within 12 months of the reporting date have been disclosed as variable rate instruments. The contractual and estimated maturity dates of the liabilities are shown below.

	Variable	Fixed	Non-interest
	interest rate	interest rate	bearing	Total
US$m

30 November 2007
Financial assets
Loans and receivables	2,009	1,543	2,113	5,665
Debt securities	4,578	39,826	—	44,404
Equity securities	—	—	20,139	20,139
Derivative financial instruments	—	—	422	422
Reinsurance receivables	—	—	87	87
Cash and cash equivalents	2,529	—	54	2,583

Total financial assets	9,116	41,369	22,815	73,300
Financial liabilities
Insurance contract liabilities (net of reinsurance)	—	—	55,154	55,154
Investment contract liabilities	—	—	6,505	6,505
Borrowings	543	846	72	1,461
Obligations under securities lending agreements	5,395	—	—	5,395
Derivative financial liabilities	—	—	47	47
Other financial liabilities including tax payable	—	785	1,058	1,843

Total financial liabilities	5,938	1,631	62,836	70,405

Net financial assets and liabilities	3,178	39,738	(40,021)	2,895

	Variable	Fixed	Non-interest
	interest rate	interest rate	bearing	Total
US$m

30 November 2008
Financial assets
Loans and receivables	1,423	1,563	1,016	4,002
Debt securities	3,723	38,600	—	42,323
Equity securities	—	—	8,747	8,747
Derivative financial instruments	—	—	252	252
Reinsurance receivables	—	—	19	19
Cash and cash equivalents	4,116	—	48	4,164

Total financial assets	9,262	40,163	10,082	59,507
Financial liabilities
Insurance contract liabilities (net of reinsurance)	—	—	52,436	52,436
Investment contract liabilities	—	—	4,898	4,898
Borrowings	546	26	89	661
Obligations under securities lending agreements	2,718	—	—	2,718
Derivative financial liabilities	—	—	138	138
Other financial liabilities including tax payable	—	—	1,407	1,407

Total financial liabilities	3,264	26	58,968	62,258

Net financial assets and liabilities	5,998	40,137	(48,886)	(2,751)

	Variable	Fixed	Non-interest
	interest rate	interest rate	bearing	Total
US$m

30 November 2009
Financial assets
Loans and receivables	904	2,825	919	4,648
Debt securities	4,715	47,486	—	52,201
Equity securities	—	—	16,178	16,178
Reinsurance receivables	—	—	29	29
Derivative financial instruments	—	—	453	453
Cash and cash equivalents	3,144	—	261	3,405

Total financial assets	8,763	50,311	17,840	76,914
Financial liabilities
Insurance contract liabilities (net of reinsurance)	—	—	63,548	63,548
Investment contract liabilities	—	—	7,780	7,780
Borrowings	603	—	85	688
Obligations under securities lending and repurchase agreements	284	—	—	284
Derivative financial liabilities	—	—	71	71
Other financial liabilities including tax payable	—	—	1,800	1,800

Total financial liabilities	887	—	73,284	74,171

Net financial assets and liabilities	7,876	50,311	(55,444)	2,743

Foreign exchange rate risk

Foreign exchange risk arises from the AIA Group’s operations in multiple jurisdictions in the Asia Pacific region. Foreign currency risk associated with assets and liabilities denominated in non-functional currencies results in gains and losses being recognised in the consolidated income statement. Foreign currency risk associated with the translation of the net assets of operations with non-US dollar functional currencies results in gains or losses being recorded directly in total equity.

The AIA Group generally invests in assets denominated in currencies that match its liabilities to avoid currency mismatches. However, for yield enhancement and risk diversification purposes, the AIA Group’s business units also invest, in some instances, in instruments in currencies that are different from the originating liabilities. These activities expose the AIA Group to gains and losses arising from foreign exchange rate movements. The AIA Group’s business units monitor foreign currency exposures and where these are not consistent with the risk appetite of the AIA Group, positions may be closed or hedging instruments may be purchased.

The AIA Group’s net foreign currency exposures and the estimated impact of changes in foreign exchange rates are set out in the tables below after taking into account the effect of economic hedges of currency risk. Whilst providing economic hedges that reduce the AIA Group’s net exposure to foreign exchange risk, hedge accounting is not applied. Currencies for which net exposure is not significant are excluded from the analysis below. In compiling the table below the impact of a 5% strengthening of original currency is stated relative to the functional currency of the relevant operation of the AIA Group. The impact of a 5% strengthening of the US dollar is also stated relative to functional currency. Currency exposure reflects the net notional amount of currency derivative positions as well as net equity by currency.

Net exposure

	United States	Hong Kong	Thai	Singapore	Malaysian	China	Korean
	Dollar	Dollar	Baht	Dollar	Ringgit	Renminbi	Won
US$m

30 November 2007
Equity analysed by original currency	11,387	(15)	2,141	(2,370)	318	355	831
Net notional amounts of currency derivative positions	(2,818)	—	686	2,728	—	—	—

Currency exposure	8,569	(15)	2,827	358	318	355	831

5% strengthening of original currency
Impact on profit before tax	128	(41)	(14)	8	2	8	8

5% strengthening of the US dollar
Impact on shareholders’ equity	(128)	(9)	(141)	(16)	(15)	(14)	(35)

30 November 2008
Equity analysed by original currency	7,085	(502)	2,113	(1,887)	482	628	598
Net notional amounts of currency derivative positions	(3,316)	—	1,039	2,776	—	—	(96)

Currency exposure	3,769	(502)	3,152	889	482	628	502

5% strengthening of original currency
Impact on profit before tax	31	(66)	1	6	—	7	1

5% strengthening of the US dollar
Impact on shareholders’ equity	(31)	(5)	(156)	(42)	(24)	(28)	(25)

30 November 2009
Equity analysed by original currency	11,824	(410)	2,448	(1,922)	563	704	924
Net notional amounts of currency derivative positions	(3,845)	—	1,256	3,031	—	—	100

Currency exposure	7,979	(410)	3,704	1,109	563	704	1,024

5% strengthening of original currency
Impact on profit before tax	103	(63)	1	11	1	9	2

5% strengthening of the US dollar
Impact on shareholders’ equity	(103)	(9)	(184)	(54)	(28)	(30)	(50)

Equity market price risk

Equity market price risk arises from changes in the market value of equity securities and equity funds. With the exception of the AIA Group’s holding of shares in AIG, the majority of the AIA Group’s equity instruments are held to match investment-linked contracts, the investment risk in respect of which is wholly borne by policyholders, or in respect of participating business, where investment risks are shared between the AIA Group and its policyholders. Equity securities form a relatively low proportion of the AIA Group’s overall non-linked investment portfolios (including participating funds).

Sensitivity analysis

Sensitivity analysis to the key variables affecting financial assets and liabilities is set out in the table below. Information relating to sensitivity of insurance and investment contracts with DPF is provided in Note 28. The carrying values of other financial assets are not subject to changes in response to movements in interest rates or equity prices. In calculating the sensitivity of debt and equity instruments to changes in interest rates and equity prices the AIA Group has made assumptions about the corresponding impact of asset valuations on liabilities to policyholders. Assets held to support investment-linked contracts have been excluded on the basis that changes in fair value are wholly borne by policyholders. Sensitivity analysis for assets held in participating funds has been calculated after allocation of returns to policyholders using the applicable minimum policyholders’ participation ratios described in Note 2. Information is presented to illustrate the estimated impact on profits and equity arising from a change in a single variable before taking into account the effects of taxation.

For the purpose of illustrating the sensitivity of profit and total equity to changes in interest rates and equity prices, the impact of possible impairments of financial investments classified as available for sale which may arise in times of economic stress has been ignored, since default events reflect the characteristics of individual issuers. Because the AIA Group’s accounting policies lock in interest rate assumptions on policy inception and the AIA Group’s assumptions incorporate a provision for adverse deviations, the level of movement illustrated in this sensitivity analysis does not result in loss recognition and so there is no corresponding effect on liabilities.

	30 November 2007		30 November 2008		30 November 2009
		Impact on net		Impact on net		Impact on net
	Impact	assets	Impact	assets	Impact	assets
	on profit	(before the	on profit	(before the	on profit	(before the
	before	effects of	before	effects of	before	effects of
	tax	taxation)	tax	taxation)	tax	taxation)
US$m

Interest rate risk
+50 basis points shift in yield curves	(45)	(1,130)	(53)	(1,096)	(64)	(1,492)
−50 basis points shift in yield
curves	45	1,130	53	1,096	64	1,492
Equity risk
10% increase in equity prices	464	716	204	214	308	314
10% decrease in equity prices	(464)	(716)	(204)	(214)	(308)	(314)

Liquidity risk

Liquidity risk refers to the possibility that the AIA Group is unable to meet its obligations to counterparties when falling due. This can arise when internal funds are insufficient to meet cash outflow obligations and where the AIA Group is unable to obtain funding at market rates or liquidate assets at fair value resulting in the forced liquidation of assets at depressed prices. The AIA Group is exposed to liquidity risk in respect of insurance and investment policies that permit surrender, withdrawal or other forms of early termination for a cash surrender value specified in the contractual terms and conditions.

The AIA Group’s liquidity position is monitored in compliance with regulatory and internal requirements in combination with maturity gap analyses. To manage liquidity risk, the AIA Group has implemented a variety of measures, including emphasising flexible insurance product design so that it can retain the greatest flexibility to adjust contract pricing or crediting rates. The AIA Group also seeks to match, to the extent possible and appropriate, the duration of its investment assets with the duration of insurance policies issued.

The maturity analysis presented in the tables below presents the estimated maturity of carrying amounts in the consolidated statement of financial position which, for insurance and investment contracts, is based on projections of estimated undiscounted cash flows arising from insurance and investment contracts in force at that date. The AIA Group has made significant assumptions to determine the estimated undiscounted cash flows of insurance benefits and claims and investment contract benefits, which include assumptions in respect of mortality, morbidity, future lapse rates, expenses, investment returns and interest crediting rates, offset by expected future deposits and premiums on in-force policies. The maturity profile of the AIA Group’s borrowings is presented on the presumption that the AIA Group will continue to satisfy loan covenants which, if breached, would cause the borrowings to be repayable on demand. The AIA Group regularly monitors its compliance with these covenants and was in compliance with them at the date of the consolidated statement of financial position and throughout each of the periods presented. Due to the significance of the assumptions used, the maturity profiles presented below could be materially different from actual payments.

A maturity analysis based on the earliest contractual repayment date would present the insurance and investment contract liabilities as falling due in the earliest period in the table because of the ability of policyholders to exercise surrender options. Financial assets and liabilities other than investment contract liabilities are presented based on their respective contractual maturities.

				Due after	Due after
			Due in	one year	five years
		No fixed	one year	through	through	Due after
	Total	maturity	or less	five years	10 years	10 years
US$m

30 November 2007
Financial assets:
Loans and receivables	5,665	204	4,165	392	427	477
Debt securities	44,404	—	1,925	8,983	15,168	18,328
Equity securities	20,139	20,139	—	—	—	—
Derivative financial instruments	422	—	14	107	301	—
Reinsurance receivables	87	—	87	—	—	—
Cash and cash equivalents	2,583	—	2,583	—	—	—

Total	73,300	20,343	8,774	9,482	15,896	18,805

Financial liabilities and insurance contracts:
Insurance and investment contracts (net of reinsurance)	61,659	43	(1,316)	(929)	4,699	59,162
Borrowings	1,461	4	911	546 (1)	—	—
Obligations under securities lending and repurchase agreements	5,395	—	5,395	—	—	—
Derivative financial instruments	47	—	1	12	34	—
Other liabilities including tax payable	1,843	—	1,843	—	—	—

Total	70,405	47	6,834	(371)	4,733	59,162

Note: (1)	Includes amounts of US$542m (2008: US$542m; 2007: US$546m) falling due after 2 years through 5 years

				Due after	Due after
			Due in	one year	five years
		No fixed	one year	through	through	Due after
	Total	maturity	or less	five years	10 years	10 years
US$m

30 November 2008
Financial assets:
Loans and receivables	4,002	232	2,220	736	637	177
Debt securities	42,323	—	1,842	9,568	13,661	17,252
Equity securities	8,747	8,747	—	—	—	—
Derivative financial instruments	252	—	2	160	90	—
Reinsurance receivables	19	—	19	—	—	—
Cash and cash equivalents	4,164	—	4,164	—	—	—

Total	59,507	8,979	8,247	10,464	14,388	17,429

Financial liabilities and insurance contracts:
Insurance and investment contracts (net of reinsurance)	57,334	46	(1,304)	(1,824)	3,114	57,302
Borrowings	661	4	108	549 (1)	—	—
Obligations under securities lending and repurchase agreements	2,718	—	2,718	—	—	—
Derivative financial instruments	138	—	19	53	58	8
Other liabilities including tax payable	1,407	—	1,407	—	—	—

Total	62,258	50	2,948	(1,222)	3,172	57,310

			Due in	Due after		Due after
			one	one year		five years
		No fixed	year	through		through	Due after
	Total	maturity	or less	five years		10 years	10 years

US$m
30 November 2009
Financial assets:
Loans and receivables	4,648	1,814	1,508	209		626	491
Debt securities	52,201	—	1,624	11,825		14,806	23,946
Equity securities	16,178	16,178	—	—		—	—
Derivative financial instruments	453	—	12	308		133	—
Reinsurance receivables	29	—	29	—		—	—
Cash and cash equivalents	3,405	—	3,405	—		—	—

Total	76,914	17,992	6,578	12,342		15,565	24,437

Financial liabilities and insurance contracts:
Insurance and investment contracts (net of reinsurance)	71,328	—	(687)	922		6,628	64,465
Borrowings	688	139	7	542	(1)	—	—
Obligations under securities lending and repurchase agreements	284	—	284	—		—	—
Derivative financial instruments	71	—	10	46		14	1
Other liabilities including tax payable	1,800	—	1,800	—		—	—

Total	74,171	139	1,414	1,510		6,642	63,466

Note: (1)	Includes amounts of US$542m (2008: US$542m; 2007: US$546m) falling due after 2 years through 5 years

38.	Employee benefits

Defined benefit plans

	As at	As at	As at
	30 November	30 November	30 November
	2007	2008	2009
	US$m

US$m
Present value of unfunded obligations	40	64	58
Present value of funded obligations	61	37	52

Total present value of obligations	101	101	110
Fair value of plan assets	(56)	(50)	(53)
Present value of net obligations	45	51	57
Unrecognised past service (cost)/benefit	—	(1)	(1)

Net recognised defined benefit obligations	45	50	56

Recognised defined benefit deficits	53	68	76

Recognised defined benefit surpluses	(8)	(18)	(20)

The AIA Group operates funded and unfunded defined benefit plans that provide life and medical benefits for participating employees after retirement and a lump sum benefit on cessation of employment. The locations covered by these plans include Hong Kong, Singapore, Malaysia, Thailand, Taiwan, Indonesia, the Philippines and Korea.

Plan assets comprise:

	As at	As at	As at
	30 November	30 November	30 November
	2007	2008	2009

US$m
Equity securities	3	2	1
Debt securities	1	—	1
Real estate	40	38	39
Investment contracts issued by third party financial institutions	10	9	12
Bank deposits	2	1	—

Total	56	50	53

Movement in the present value of defined benefit obligations

	Year ended	Year ended	Year ended
	30 November	30 November	30 November
	2007	2008	2009

US$m
At 1 December	86	101	101
Benefits paid by the plan	(3)	(6)	(6)
Current service costs and interest (see next page)	15	17	19
Actuarial losses/(gains)	(3)	2	(11)
Plan settlement, curtailment or amendment	—	1	(1)
Foreign exchange movements	6	(14)	8

At 30 November	101	101	110

Movement in the fair value of plan assets

	Year ended	Year ended	Year ended
	30 November	30 November	30 November
	2007	2008	2009

US$m
At 1 December	37	56	50
Contributions paid into the plan	6	7	4
Benefits paid by the plan	(3)	(6)	(7)
Expected return on plan assets	3	5	5
Actuarial gains/(losses)	7	(2)	(2)
Foreign exchange movements	6	(10)	4
Asset distributed on settlement	—	—	(1)

At 30 November	56	50	53

Expense recognised in consolidated income statement

	Year ended	Year ended	Year ended
	30 November	30 November	30 November
	2007	2008	2009

US$m
Current service costs	10	11	13
Interest on obligation	5	6	6
Expected return on plan assets	(3)	(5)	(5)
Actuarial (gains)/losses recognised	(11)	5	(8)
Settlement/curtailment (gains)/losses recognised	—	—	—

Total	1	17	6

The expense is recognised within the following line items in the consolidated income statement:

	Year ended	Year ended	Year ended
	30 November	30 November	30 November
	2007	2008	2009

US$m
Operating expenses	1	17	6

Actuarial assumptions

Principal actuarial assumptions at the reporting date are in the following ranges:

	As at	As at	As at
	30 November	30 November	30 November
	2007	2008	2009

Expected return on plan assets at the start of the reporting period	2.5 — 10.5%	2.75 — 9.75%	2.75 — 12.5%
Future salary increases	3.0 — 9.0%	3.0 — 10.0%	3.0 — 10.0%
Healthcare trend rate:
Immediate trend rate	4.0 — 12.5%	4.0 — 12.5%	4.0 — 10.5%
Ultimate trend rate	4.0 — 10.5%	4.0 — 10.5%	4.0 — 10.5%
Year in which the ultimate trend rate is reached	2008 — 2013	2009 — 2013	2010 — 2013
Discount rate at the end of the reporting period	2.75 — 11.0%	1.5 — 15.0%	1.5 — 15.0%

The overall expected long-term rate of return is based on the portfolios as a whole and not on the sum of the returns on individual asset categories. The return is based on historical returns without adjustment.

Assumptions regarding future mortality rates are based on published statistics and mortality tables. Average retirement ages and life expectancies are set out below for the principal locations with defined benefit post retirement benefit.

	Hong Kong	Singapore	Thailand	Malaysia	Philippines

Retirement age	65	62	60	55 — 60	65
Average life expectancy on retirement
Males	18.5 years	21.5 years	18.1 years	19.2 — 23.3 years	17.3 years
Females	20.4 years	24.1 years	21.2 years	25.5 — 29.9 years	20.8 years

Assumed healthcare cost trend rates affect the amounts recognised in profit or loss. A 1% change in assumed healthcare cost trend rates would have the following effects (expressed as weighted averages):

	1% increase			1% decrease
	2007	2008	2009	2007	2008	2009

US$m
Effect on the aggregate service and interest cost	—	—	1	—	(1)	(1)
Effect on defined benefit obligation	1	7	4	(1)	(5)	(3)

Historical information

	As at	As at	As at
	30 November	30 November	30 November
	2007	2008	2009

US$m
Present value of the defined benefit obligation	101	101	110
Fair value of plan assets	(56)	(50)	(53)
Deficits of the plans	45	51	57
Experience gain/(loss) arising on plan liabilities	(2)	(14)	(7)
Experience gain/(loss) arising on plan assets	6	(2)	(2)

Contributions to funded and unfunded defined benefit plans during the year ended 30 November 2009 are not expected to be material.

Defined contribution plans

The AIA Group operates a number of defined contribution pension plans. The total expense relating to these plans in the current period was US$30m (2007: US$20m; 2008: US$27m).

The outstanding liability for defined contribution benefit plans is US$1m (2007: nil; 2008: US$1m).

39.	Share based compensation

Stock compensation plans

The AIA Group’s employees have participated in seven different stock based compensation arrangements of AIG; the AIG 1999 Stock Option Plan, as amended (‘the 1999 plan’), the AIG 1996 Employee Stock Purchase Plan, as amended (‘the 1996 plan’), the 2002 and the 2007 AIG Stock Incentive Plans, as amended (collectively ‘the AIG stock incentive plans’), various SICO Plans, the Deferred Compensation Profit Participation Plan (‘DCPPP’) and the Partners Plan.

Under IFRS, share based compensation is recognised and measured based on the fair value of the equity instruments granted measured at grant date. The AIA Group is required to continue to recognise an expense in respect of share based compensation based on the fair value of the options at grant date.

On 30 June 2009, AIG completed a one-for-twenty reverse stock split. The comparative information presented for number of shares and option exercise prices reflects the reverse stock split. The reverse stock split did not result in any changes to the underlying terms or value of the share awards.

The 1999 plan

Under the 1999 plan, options to purchase a certain number of shares of AIG’s common stock have been granted to officers and other key employees of the AIA Group and its subsidiaries at prices not less than the fair market value of those shares at the date of grant. The maximum number of options granted under the Plan in total is 2,250,000 and the maximum number of shares that may be granted to any employee in any one year is 45,000. Under this plan, 25% of the options become exercisable on the anniversary of the date of grant in each of the four years following that grant and expire 10 years from the date of grant. Each vesting tranche is accounted for as a separate grant for the purposes of recognising the expense over the vesting period.

	Year ended		Year ended		Year ended
	30 November 2007		30 November 2008		30 November 2009
		Weighted		Weighted		Weighted
	Number	average	Number	average		average
	of	exercise	of	exercise	Number	exercise
	shares	price	shares	price	of shares	price

Options
Outstanding at 1 December	47,622	$1,222.63	46,769	$1,240.01	47,539	$1,232.40
Granted	3,800	$1,413.45	3,750	$1,132.66	—	—
Transfers in	6,795	$1,221.91	2,325	$1,237.60	1,264	$1,237.04
Exercised	(1,047)	$1,126.07	—	—	—	—
Transfers out	(8,695)	$1,221.67	(3,451)	$1,235.41	(2,411)	$1,224.94
Forfeited or expired	(1,706)	$1,238.86	(1,854)	$1,223.14	(4,873)	$1,139.50

Outstanding at 30 November	46,769	$1,239.78	47,539	$1,232.42	41,519	$1,232.47
Options exercisable at 30 November	27,459	$1,194.24	33,678	$1,216.39	35,742	$1,226.56
Weighted average fair value per share of options granted during the year		$468.93		$415.81		N/A

Information about options outstanding and options exercisable by the AIA Group’s employees and directors as at the end of each reporting period are as follows:

	Options outstanding			Options exercisable
		Weighted			Weighted
		average	Weighted		average	Weighted
		remaining	average		remaining	average
	Number	contractual	exercise	Number	contractual	exercise
Range of exercise prices	outstanding	life	price	outstanding	life	price
		(years)	US$		(years)	US$

30 November 2007
Range of exercise prices:
Less than or equal to US$1,000	5,663	5.25	940.00	5,663	5.25	940.00
US$1,000.01 — US$1,100.00	12	4.67	1,058.00	12	4.67	1,058.00
US$1,100.01 — US$1,200.00	7,104	7.83	1,186.98	3,589	7.83	1,186.97
US$1,200.01 — US$1,300.00	21,301	6.19	1,268.20	15,522	5.97	1,261.51
US$1,300.01 — US$1,400.00	8,780	8.16	1,322.67	2,164	8.08	1,319.80
More than US$1,400.01	3,909	8.59	1,429.55	509	5.74	1,492.73

Total	46,769	6.90	1,239.78	27,459	6.22	1,194.24

30 November 2008
Range of exercise prices:
Less than or equal to US$1,000	5,411	4.25	940.00	5,411	4.25	940.00
US$1,000.01 — US$1,100.00	237	8.96	1,029.96	12	3.67	1,058.00
US$1,100.01 — US$1,200.00	9,789	7.59	1,171.48	4,821	6.83	1,186.97
US$1,200.01 — US$1,300.00	19,938	5.18	1,268.01	17,954	5.09	1,265.70
US$1,300.01 — US$1,400.00	8,255	7.17	1,322.85	4,046	7.13	1,321.36
More than US$1,400.01	3,909	7.59	1,429.55	1,434	6.74	1,446.05

Total	47,539	6.13	1,232.42	33,678	5.52	1,216.39

30 November 2009
Range of exercise prices:
Less than or equal to US$1,000	4,728	3.25	940.00	4,728	3.25	940.00
US$1,000.01 — US$1,100.00	224	8.25	1,028.39	56	8.25	1,028.39
US$1,100.01 — US$1,200.00	8,921	6.65	1,169.69	6,628	6.15	1,179.59
US$1,200.01 — US$1,300.00	16,838	4.17	1,267.57	16,838	4.17	1,267.57
US$1,300.01 — US$1,400.00	6,902	6.19	1,323.43	5,111	6.15	1,322.24
More than US$1,400.01	3,906	6.59	1,429.49	2,381	6.28	1,435.57

Total	41,519	5.18	1,232.47	35,742	4.85	1,226.56

The 1996 plan

Under the 1996 plan, full time employees of AIG and its subsidiaries who have been employed for one or more years of service at the time of offering are eligible to purchase common stock of AIG at 85% of the fair market value as at the date of grant of the purchase right. Purchase rights of eligible employees are granted quarterly and are limited to the number of whole shares that can be purchased by an amount equal to 10% of their annual basic salary (excluding year end bonus) to a maximum of US$10,000 payable in 12 monthly instalments and may be cancelled at any time after commencement but before the last instalment date and receive a full return of contribution to date.

For the years ended 30 November 2008 and 2009, nil shares were purchased by employees of AIA Group (2007: 2,244 shares purchased at prices ranging from US$1,142.80 to US$1,190.60). 188 subscribed shares were cancelled during 2007. The weighted average fair value per share of the purchase rights granted in 2007 was US$222.80.

The subscriptions were cancelled from October 2007 based on the market value of the common stock of AIG.

The AIG stock incentive plans

These plans provide equity based or equity related awards to employees of AIG and its subsidiaries.

Prior to March 2008, substantially all time-vested RSUs were scheduled to vest on the fourth anniversary of the date of grant. Effective March 2008, the vesting of the December 2005, 2006 and 2007 grants was accelerated to vest on the third anniversary of the date of grant.

SICO plans

Starr International Company Inc (‘SICO’) provided compensation participation plans (‘SICO plans’) to certain AIA Group employees. The SICO plans came into being in 1975 when the voting shareholders and the board of directors of SICO, a private holding company whose principal asset consisted of common stock in AIG, decided that a portion of the capital value of SICO should be used to provide an incentive plan for current and succeeding management of all companies in the wider group headed by AIG. Certain directors and employees of the AIA Group participate in the SICO plans. Historically, SICO’s board of directors could elect to pay participants cash in lieu of shares of common stock of AIG. On 9 December 2005, SICO notified participants that essentially all subsequent distributions would be made only in shares, and not cash.

DCPPP

Effective from 21 September 2005, AIG adopted the DCPPP, which provides equity based compensation to key employees of the wider group, including senior executive officers. The DCPPP was modelled on the SICO plans.

The DCPPP contingently allocated a fixed number of shares to each participant if AIG’s cumulative adjusted earnings per share for 2005 and 2006 exceeded that for 2003 and 2004. This goal was met. At the end of the performance period, common shares are contingently allocated. The service period and related vesting consists of three pre-retirement tranches and a final retirement tranche at age 65. Due to a modification in March 2008 the vesting period was shortened to vest in three instalments, with the final instalment vesting in January 2012.

Partners Plan

On 26 June 2006, AIG’s Compensation Committee approved two grants under the Partners Plan. The first grant has a performance period which runs from 1 January 2006 through 31 December 2007. The second grant has a performance period which runs from 1 January 2007 through 31 December 2008.

In December 2007, the Compensation Committee approved a grant with a performance period from 1 January 2008 through 31 December 2009. The Compensation Committee approved the performance metrics for this grant in the first quarter of 2008. The first and the second grants vest 50% on the fourth and sixth anniversaries of the first day of the related performance period. The third grant vest 50% on the third and fourth anniversaries of the first day of the performance period.

Similar to the stock option plan, each vesting tranche is accounted for as a separate grant for the purpose of recognising the expense over the vesting period.

All grants were modified in March 2008. In 2007 and 2008 no compensation cost was recognised as the performance targets for these awards were not met, and the compensation cost recognised in 2006 was reversed as a result.

Valuation methodology

The AIA Group utilises a binominal lattice model to calculate the fair value of AIG stock option grants. A more detailed description of the valuation methodology is provided below.

The following weighted average assumptions were used for stock options granted for the following periods:

	Year ended	Year ended	Year ended
	30 November	30 November	30 November
	2007	2008	2009

%
Expected annual dividend yield	1.39%	3.77%	N/A
Expected volatility	32.82%	53.27%	N/A
Risk free interest rate	4.08%	4.43%	N/A
Expected term	7 years	4 years	N/A

The dividend yield is determined at the grant date. The expected volatility is the average of historical volatility (based on seven years of daily stock price changes) and the implied volatility of actively traded options on AIG’s shares and the interest rate curves used in the valuation model were the US Treasury STRIP rates with terms from three months to 10 years. In 2008, the expected term is four years based on the average time to exercise which is derived from the output of the valuation model. In 2007 and 2006, the contractual term of the option is generally 10 years with an expected term of seven years calculated based on an analysis of historical employee exercise behaviour and employee turnover (post vesting terminations). The early exercise rate is a function of time elapsed since the grant. 15 years of historical data was used to estimate the early exercise rate.

The fair value of each award granted under the 1996, 1999 and AIG stock incentive plans, the DCPPP, the Partners Plan and the SICO Plans considers, as required, the above factors as well as the closing price of the former ultimate parent company’s stock on the date of grant.

A summary of shares relating to outstanding awards to the AIA Group’s employees and directors unvested under the AIG stock incentive plans, SICO plans, DCPPP and Partners Plan is presented below:

					Weighted average grant
	Number of shares				date fair value (US$)
	AIG				AIG
	stock				stock
	incentive			Partners	incentive			Partners
	plans	SICO	DCPPP	Plan	plans	SICO	DCPPP	Plan

Year ended 30 November 2007
At 1 December	5,614	10,388	13,100	13,409	1,256.03	1,241.63	1,103.68	1,138.25
Granted	7,779	—	1,288	838	1,387.28	—	1,122.44	1,295.85
Transfers in	1,741	—	—	2,210	1,280.74	—	—	1,127.80
Issued/exercised	(282)	(1,775)	—	—	1,233.02	1,291.07	—	—
Transfers out	(645)	(2,361)	(1,901)	(2,865)	1,324.91	1,230.00	1,089.60	1,128.41
Forfeited	(1,272)	(150)	(180)	(428)	1,315.55	1,209.00	1,093.80	1,126.12

At 30 November	12,935	6,102	12,307	13,164	1,329.51	1,259.98	1,148.09	1,149.65

Year ended 30 November 2008
At 1 December	12,935	6,102	12,307	13,164	1,329.51	1,259.98	1,148.09	1,149.65
Granted	13,654	—	—	10,532	1,082.54	—	—	1,085.36
Transfers in	1,039	1,648	1,030	1,054	1,315.40	1,217.33	1,154.07	1,138.48
Issued/exercised	(390)	(1,325)	—	—	1,286.67	1,294.40	—	—
Transfers out	(1,084)	(345)	(360)	(878)	1,321.62	1,198.53	1,152.27	1,108.50
Forfeited	(3,378)	(520)	(760)	(2,624)	1,215.81	1,193.07	1,151.25	1,113.34

At 30 November	22,776	5,560	12,217	21,248	1,198.77	1,248.82	1,173.52	1,125.62

Year ended 30 November 2009
At 1 December	22,776	5,560	12,217	21,248	1,198.80	1,248.80	1,173.60	1,125.60
Granted	—	—	2,851	—	—	—	1,131.95	—
Transfers in	1,705	220	448	1,010	1,193.62	1,175.27	1,147.78	1,097.40
Issued/exercised	(4,054)	(750)	(8,310)	(395)	1,252.97	1,277.28	1,157.70	1,132.78
Transfers out	(1,948)	(400)	(647)	(1,645)	1,206.05	1,235.13	1,159.08	1,101.89
Forfeited	(3,520)	(1,240)	(1,779)	(9,134)	1,243.14	1,189.50	1,146.87	1,129.60

At 30 November	14,959	3,390	4,780	11,084	1,182.33	1,208.53	1,142.31	1,107.19

Recognised compensation cost

The total recognised compensation cost (net of expected forfeitures) related to share based compensation awards granted under the 1999 plan, the AIG stock incentive plans, the DCPPP, the Partners Plan and the SICO Plans are as follows:

	Year ended	Year ended	Year ended
	30 November	30 November	30 November
	2007	2008	2009

US$m
1999 plan	3	2	1
AIG stock incentive plans	4	10	7
DCPPP	3	3	—
Partners Plan	—	4	—
SICO Plans	1	—	—

Total	11	19	8

The increase in the recognised compensation expense for AIG stock incentive plans in 2008 of US$10m (2007: US$4m) relates to the reduction of vesting periods and additional share grants during 2008.

Unrecognised compensation cost

The total unrecognised compensation costs (net of expected forfeitures) related to non-vested share based compensation awards granted under the 1999 and AIG stock incentive plans, the DCPPP, the Partners Plan and the SICO Plans are as follows:

	Remaining weighted	Unrecognised
	average vesting period	compensation costs
	at 30 November 2009	at 30 November 2009

US$m
1999 plan	3 years	—
AIG stock incentive plans	Within 1 year	6
DCPPP	Within 1 year	1
Partners Plan	Within 1 year	1

Total AIG plans	3 years	8
SICO plans	5 years	2

Total		10

40.	Remuneration of directors and key management personnel

Directors’ remuneration

The Executive Directors receive compensation in the form of salaries, bonuses, contributions to pension schemes, long term incentives, housing and other allowances, and benefits in kind subject to applicable laws, rules and regulations. Bonuses and long term incentives represent the variable components in the Executive Directors’ compensation and are linked to the performance of the AIA Group and the individual Executive Directors. The share and share option awards presented relate to the AIG schemes described in note 39.

The AIA Group’s remuneration of individuals that were directors of AIA at 30 November 2009 is included for all years presented in the tables below. There were no other directors of AIA between the date of its incorporation on 24 August 2009 and 30 November 2009.

Directors’ remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:

	Year ended	Year ended	Year ended
	30 November	30 November	30 November
	2007	2008	2009

US$
Directors’ fees	—	—	—
Salaries, allowances and benefits in kind	1,426,708	1,415,907	2,646,129
Bonuses	1,140,000	475,000	2,394,779
Share based payment	126,035	692,174	687,214
Pension scheme contributions	45,861	60,080	60,180
Post employment benefits	9,686	13,007	13,334

Total	2,748,290	2,656,168	5,801,636

Note:	In March 2010, share and cash awards with a total value of $4.7 million were granted to a director in respect of 2009 remuneration, in addition to the figures listed above. The cost associated with these awards does not form part of 2009 AIA Group Historical Financial Information as the awards were not made during the year ended 30 November, 2009.

Key management personnel remuneration

Key management personnel have been identified as the members of the AIA Group’s Exco and members of the AIA Board as at 30 November 2009. The remuneration of these individual has been included for all periods presented.

	Year ended	Year ended	Year ended
	30 November	30 November	30 November
	2007	2008	2009

US$
Key management compensation and other expenses
Salaries and other short term employee benefits(1)	7,108,733	7,793,734	14,900,774
Post employment benefits — defined contribution	277,866	372,026	315,858
Post employment benefits — defined benefit	10,676	12,511	29,517
Post employment benefits — medical & life	30,100	38,981	40,159
Other long term benefits	—	—	2,586,969
Share based payment	626,551	1,993,218	1,418,414

Total	8,053,926	10,210,470	19,291,691

41.	Related party transactions

Transactions with related parties

	Year ended	Year ended	Year ended
	30 November	30 November	30 November
	2007	2008	2009

US$m
Transactions with related parties
Reinsurance related parties (income)/expense
Premiums assumed	(9)	(64)	(63)
Premiums ceded to reinsurers	607	171	21
Claims recovered from reinsurers	(324)	(75)	(5)
Claims paid on inwards reinsurance	—	35	48
Recapture fee (see Note 5)	—	190	—
Commissions and fee income	(41)	(13)	—

	233	244	1
Non-insurance related party income
Interest income	(36)	(30)	(3)
Income from services provided	(45)	(46)	(39)

	(81)	(76)	(42)
Non-insurance related party expenses
Interest expense	9	7	1
Purchases of services	57	68	34
Corporate service fees	29	33	23

	95	108	58

Total	247	276	17

Term deposits held with related parties	47	78	—

Amounts due from related parties
Insurance related amounts receivable	83	9	1
Loans receivable	1,589	29	87
Other amounts receivable	95	33	1

Total	1,767	71	89

Amounts due to related parties
Insurance related amounts payable	76	7	3
Loans payable	812	20	50
Other amounts payable	12	29	51

Total	900	56	104

Transactions with related parties are transactions with fellow subsidiaries of AIG with the exception of premiums assumed from joint ventures and associates US$nil (2007: US$1m; 2008: US$1m). Certain group companies receive amounts on behalf of and pay amounts on behalf of fellow subsidiaries. These amounts are included within other amounts receivable/payable. Refer to Note 1 for transactions relating to the AIA Group Reorganisation.

The recapture fee of US$190m in 2008 relates to an amount paid by the AIA Group to its then immediate parent, AIRCO, in full and final settlement of the recapture of the reinsurer’s share of certain risks ceded. Refer to Note 5 for additional information.

The above amounts receivable from and due to related parties are all balances with fellow subsidiaries of AIG. Insurance related and other amounts due from/to related parties are unsecured, non-interest bearing balances which are expected to be settled within one year.

The AIA Group has entered into securities lending agreements with related parties. During 2009, the AIA Group sold certain debt securities for proceeds of US$864m to related parties, resulting in a recognised realised loss of US$91m. These debt securities were purchased with collateral received from the securities lending program. See Note 30 for further information.

Remuneration of directors and key management personnel is disclosed in Note 40.

Derivative financial instruments are disclosed in Note 22.

42.	Commitments and contingencies

(a)	Commitments under operating leases

Total future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	Year ended	Year ended	Year ended
	30 November	30 November	30 November
	2007	2008	2009

US$m
Properties and others expiring
Not later than one year	64	69	76
Later than one and not later than five years	121	136	102
Later than five years	117	101	94

Total	302	306	272

The AIA Group is the lessee in respect of a number of properties and items of office equipment held under operating leases. The leases typically run for an initial period of one to seven years, with an option to renew the lease when all terms are renegotiated. Lease payments are usually increased at the end of the lease term to reflect market rates. None of the leases include contingent rentals.

(b)	Investment commitments

	Year ended	Year ended	Year ended
	30 November	30 November	30 November
	2007	2008	2009

US$m
Not later than one year	—	107	90
Later than one and not later than five years	143	51	36
Later than five years	—	131	138

Total	143	289	264

Investment commitments consist of commitments to invest in private equity partnerships.

(c)	Contingencies

The AIA Group is subject to regulation in each of the geographical markets in which it operates by insurance, securities, capital markets, pension, data privacy and other regulators and is exposed to the risk of regulatory actions in response to perceived or actual non-compliance with regulations relating to suitability, sales or underwriting practices, claims payments and procedures, product design, disclosure, administration, denial or delay of benefits and breaches of fiduciary or other duties. The AIA Group believes that these matters have been adequately provided for in the AIA Group Historical Financial Information.

The AIA Group is exposed to legal proceedings, complaints and other actions from its activities including those arising from commercial activities, sales practices, suitability of products, policies and claims. The AIA Group believes these matters are adequately provided for in the AIA Group Historical Financial Information.

The AIA Group is the reinsurer in a residential mortgage credit reinsurance agreement covering residential mortgages in Australia. Due to a change in law, further cessions under this contract ended in July 2008. This reinsurance is fully retroceded to a subsidiary of AIG. The AIA Group is exposed to the risk of losses in the event of the failure of the counterparty retrocessionaire to honour its obligations. The principal balance outstanding of mortgage loans to which the reinsurance agreement relates were approximately US$3,588m at 30 November 2009 (2008: US$3,147m, 2007 US$4,507m. The liabilities and related reinsurance assets, which totalled US$24m (2008: US$32m and 2007: US$31m), respectively, arising from these agreements are reflected and presented on a gross basis in the AIA Group Historical Financial Information in accordance with the AIA Group’s accounting policies. The AIA Group expects to fully recover amounts outstanding at the balance sheet date under the terms of this agreement from the retrocessionaire. In the event of a change in control, either party has the right to terminate the retrocession cover with the AIA Group electing whether the termination is on a run-off basis or clean cut basis.

The AIA Group provided reinsurance and retrocession of general insurance business which was primarily underwritten in the 1970s and 1980s. In the absence of any claim notifications in the three years ended 30 November 2009, the AIA Group does not expect any further material liabilities to arise. At the time AIA-B was transferred to the AIA Group pursuant to the Reorganisation, AIRCO, the former owner of AIA-B, provided AIA Co with an uncapped indemnification for losses with respect to claims made before 1 November 2010 that result from the underwriting activities of the Bermuda office of AIA-B prior to 28 February 2009.

The AIA Group has issued capital guarantees and minimum guaranteed rates of return ranging from 0% to 5% to holders of units of pension funds that have an accumulation value of approximately US$1,260m (2008: US$1,232m, 2007: US$1,272m). The AIA Group has the ability to reduce the guaranteed rates of return, subject to obtaining approvals of applicable regulators.

The status of the licenses of the AIA Group is reviewed from time to time by the AIA Group’s regulators in light of a number of factors including the legal structure of the AIA Group.

43.	Subsidiaries

The principal subsidiary companies which materially contribute to the net income of the AIA Group or hold a material element of its assets and liabilities are:

	Place of			AIA Group’s interest%
	incorporation		Issued	As at 30	As at 30	As at 30
	and	Principal	share	November	November	November
	operation	activity	capital	2007	2008	2009

American International Assurance Company Limited(1) (“AIA Co”)	Hong Kong	Insurance	805,902,610 shares of US$5 each	100%	100%	100%
American International Assurance Company (Bermuda) Limited (“AIA-B”)	Bermuda	Insurance	3,000,000 shares of US$1.20 each	100%	100%	100%
American International Assurance Company (Australia) Limited	Australia	Insurance	1,972,800 shares of AUD 1 each and 95,500 redeemable preference shares	100%	100%	100%
AIA Pension and Trustee Company Limited	British Virgin Islands	Trusteeship	1,300,000 ordinary shares of US$1 each	100%	100%	100%
American International Assurance Berhad	Malaysia	Insurance	241,706,000 ordinary shares of RM1 each	—	100%	100%
PT AIA Financial (formerly known as PT AIG Life)	Indonesia	Insurance	477,711,032 shares of Rp1,000 each	100%	100%	100%
PT Asuransi AIA Indonesia(2)	Indonesia	Insurance	450 shares of Rp10 million each	60%	60%	—
The Philippine American Life & General Insurance Company	Philippines	Insurance	200,000,000 shares of P$10 each	99.78%	99.78%	99.78%
AIA Life Insurance (Vietnam) Company Limited (formerly known as AIG Life Insurance (Vietnam) Company Limited)	Vietnam	Insurance	Contributed capital of VND 960,902,899,000	100%	100%	100%
Grand Design Development Limited	British Virgin Islands	Investment holding company	10,000 shares of US$100 each	100%	100%	100%

	Place of			AIA Group’s interest%
	incorporation		Issued	As at 30	As at 30	As at 30
	and	Principal	share	November	November	November
	operation	activity	capital	2007	2008	2009

Bayshore Development Group Limited	British Virgin Islands	Investment holding company	100 shares of US$1 each	90%	90%	90%
BPI-Philam Life Assurance Corporation (formerly known as Ayala Life Assurance Inc.)	Philippines	Insurance	749,993,979 shares of PHPS$1 each	—	—	51%

Note: (1)	AIA’s subsidiary

Note: (2)	Disposed of during 2009

All subsidiaries are unlisted.

44.	Immediate and ultimate controlling party

Prior to 30 November 2009, the immediate controlling party of AIA Co was AIRCO, a Bermuda company whose ultimate parent company was AIG, an insurance and financial services group in the United States of America.

In September 2008, AIG entered into a US$85 billion revolving credit agreement (the ‘Credit Agreement’) and a guarantee and pledge agreement with the FRBNY. In conjunction with the Credit Agreement, AIG agreed to issue a series of convertible participating preferred stock (’the Series C Preferred Stock’) to a trust to be established for the sole benefit of the United States Treasury (the ’AIG Credit Facility Trust’). The Series C Preferred Stock was issued to the AIG Credit Facility Trust on 4 March 2009. The Series C Preferred Stock is entitled to vote with the AIG common stock on all matters, and holds approximately 79.8% of the aggregate voting power of AIG shareholders entitled to vote, on an as converted basis. The AIG Credit Facility Trust has three independent trustees. Pursuant to the terms of the Trust Agreement, the trustees have absolute discretion and ultimate control over the preferred stock, subject to the terms of the Trust Agreement, and exercise all rights, powers and privileges of a shareholder of AIG.

The direct shareholders of AIA Co did not change as a result of the actions described above. However, a change of control occurred at the level of AIG, the ultimate parent of AIA. Through its ownership of the Series C Preferred Stock, the Trust owns an indirect interest in all domestic and international subsidiaries owned directly or indirectly by AIG, and is the ultimate controlling party of AIG.

On 2 March 2009, AIG and the FRBNY announced their intent to enter into certain transactions that would, amongst other things, reduce AIG’s obligations under the Credit Agreement mentioned above. Accordingly, the FRBNY Agreement was entered into on 25 June 2009. The following transactions were effected in accordance with the FRBNY Agreement:

•	on 11 August 2009, AIG Life Holdings (International) LLC (“AIG Life”) formed a special purpose vehicle, AIA Aurora LLC;

•	on 24 August 2009, AIA Aurora LLC formed AIA Group Limited;

•	on 8 October 2009, AIG Life transferred AIA Aurora LLC to AIRCO;

•	on 30 November 2009, AIRCO transferred AIA Co to AIA Group Limited;

•	on 1 December 2009, AIRCO transferred to the FRBNY a preferred interest, with a US$16 billion liquidation preference, in AIA Aurora LLC;

•	AIG retained 100% of the common interest of AIA Aurora LLC (1% directly and 99% indirectly through AIRCO) as at 1 December 2009; and

•	as consideration for the preferred interests in AIA Aurora LLC received by the FRBNY, the outstanding balance owed by AIG under the Credit Agreement was reduced by US$16 billion.

Accordingly, with effect from 30 November 2009, AIA Group Limited became the immediate controlling party of AIA Co, after AIRCO, the former immediate parent company of AIA, transferred AIA Co to AIA Group Limited.

45.	Events after the reporting period

On 22 December 2009 the Ministry of Finance of the People’s Republic of China issued a new standard on accounting for insurance contracts. The AIA Group has made a preliminary assessment of the impact of this standard and whilst it will not impact the valuation of insurance and investment contract liabilities as presented in the AIA Group Historical Financial Information, it is expected to have an impact on the future recognition of deferred tax assets and liabilities and current taxes payable. This is not expected to be material to the financial position of the AIA Group.

On 27 January 2010, the sale of the disposal group held for sale (see note 11) was completed.

On 4 February 2010, AIA issued 44 million shares to its immediate parent company, AIA Aurora LLC. As of 30 November 2009, these shares were reflected as shares yet to be issued as consideration had been received prior to that date.

On 1 March 2010, AIG announced that it had entered into a definitive agreement to sell the AIA Group to Prudential plc. The transaction is subject to approval of Prudential plc shareholders, regulatory approvals and customary closing conditions. The AIA Group is in the process of evaluating the contractual, regulatory and legal impacts of the change in control that would arise on completion of this transaction. The AIA Group Historical Financial Information does not reflect any impact arising from any requirement to sell or otherwise divest operations or other assets to complete the transaction. In connection with this transaction, interim operating covenants have been imposed on the AIA Group which restrict it from engaging in certain transactions without the prior consent of Prudential plc and establish a protocol for the approval of certain actions.

III. FINANCIAL INFORMATION OF AIA

STATEMENT OF FINANCIAL POSITION AS AT 30 NOVEMBER 2009

		30 November
	Notes	2009
US$m

Assets
Investments in subsidiaries	2	13,994
Cash and cash equivalents		44

Total assets		14,038

Liabilities
Borrowings	4	50
Provisions	5	30

Total Liabilities		80

Equity
Issued share capital and shares yet to be issued	6	12,044
Share premium	6	1,914
Retained earnings		—

Total equity		13,958

Total liabilities and equity		14,038

Note: (1)	The historical financial information for AIA is presented for the period from initial formation on 24 August 2009 to 30 November 2009. The historical financial information for AIA should be read in conjunction with the consolidated AIA Group Historical Financial Information of the AIA Group.

(2)	AIA’s net profit for the period ended 30 November 2009 was US$nil.

NOTES TO FINANCIAL INFORMATION OF AIA

1.	Accounting policies

Where applicable, the accounting policies of AIA are the same as for the AIA Group as set out on pages 11 to 35.

2.	Investments in subsidiaries

Movements in AIA’s investments in its subsidiaries are as follows:

Period ended
30 November
2009
US$m

On formation	—
Acquisitions	13,994
Disposals	—

At 30 November	13,994

See note 43 of the AIA Group’s Historical Financial Information for further information of AIA’s subsidiaries.

3.	Cash and cash equivalents

The cash and cash equivalents balance consists of cash of US$44m and cash equivalents of US$nil.

4.	Borrowings

Borrowings represent a loan from AIG. The balance is non-interest bearing with no fixed maturity.

5.	Provisions

In connection with AIA’s acquisition of AIA Co a provision for expected transfer costs has been recognised.

6.	Share capital and share premium

Details of share capital and share premium are presented in note 34 of the AIA Group’s Historical Financial Information.

7.	Risk management

Risk management in the context of the AIA Group is discussed in note 37 of the AIA Group’s Historical Financial Information.

The business of AIA is managing its investments in subsidiaries, associates and joint venture operations. Its risks are considered to be the same as those described in the context of the consolidated group. Such investments are held by AIA at cost in accordance with accounting policy 2.4.

Financial assets, other than investments in subsidiaries, associates and joint ventures, largely consist of cash and cash equivalents.

Financial liabilities owed by AIA as at 30 November 2009 consist of borrowings from AIG.

8.	Related party transactions

AIA receives dividend and interest income from subsidiaries and pays interest and expenses to those subsidiaries in the normal course of business.

Except as disclosed elsewhere in the AIA Group Historical Financial Information, there are no other material related party transactions.

IV.	SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared by AIA or any of its subsidiaries in respect of any period subsequent to 30 November 2009. No dividend has been declared, made or paid by the Company or any of its subsidiaries in respect of any period subsequent to 30 November.

C. AIA EEV Information — Consulting Actuaries’ Report

The following is the text of a report from KPMG LLP for the purpose of incorporation in this prospectus.

The Directors
Prudential plc
Governors House
Laurence Pountney Hill
London
EC4R 0HH

17 May 2010

Dear Sirs

Consulting Actuaries’ Report

1	Introduction

1.1	This report sets out the European Embedded Value (“EEV”) results of AIA Group as at 30 November 2009 as prepared by Prudential. Further, it sets out the contribution to the EEV of new covered business written in the twelve months prior.

1.2	Prudential has prepared these EEV results with the intention of complying with the EEV Principles issued by the CFO Forum of European Insurance Companies with the exception of certain disclosure requirements. The EEV results for AIA Group are prepared for “covered business”, as defined by the EEV Principles.

1.3	The EEV results do not reflect any consequences of the proposed acquisition of AIA Group by Prudential or events subsequent to 30 November 2009.

1.4	KPMG LLP has been engaged by Prudential to consider its preparation of the EEV results and provide an opinion in relation to those results and their compliance with the EEV Principles.

2	Overview of AIA Group

2.1	AIA Group is incorporated in Hong Kong and operates through a number of subsidiaries and branches. AIA (American International Assurance Company Limited) is a subsidiary of AIA Group. AIA-B (American International Assurance Company (Bermuda) Limited) is a subsidiary of AIA.

2.2	AIA, which directly writes business in Hong Kong and Macau*, has subsidiaries in Australia, the Philippines (Philamlife) and Malaysia, and a subsidiary AIA Pension and Trustee Company Limited* which also writes business in Hong Kong. AIA also has branches in China, Singapore, Brunei and Thailand.

2.3	AIA-B has subsidiaries in Vietnam and Indonesia (PT AIA Financial), together with branches in Hong Kong and Macau*, Korea, New Zealand and Taiwan, and an associate in India, Tata AIG.

Insurance company fund structures

2.4	The insurance businesses within the different countries that AIA Group operates are structured in a number of different ways.

2.5	In Thailand, the Philippines and Taiwan, there is no segregation of different funds and all assets and liabilities are maintained within a single fund. The fund structures of the other businesses are discussed below.

*      Note these three entities are referred to as AIA Hong Kong (see 2.7 below)

2.6	There are a number of territories in which AIA writes general insurance business, i.e. Thailand, Hong Kong and Malaysia. The business written as general insurance in Thailand is Personal Accident, and in Hong Kong, Personal Accident and Group Medical, whilst only Malaysia writes “true” general insurance business, such as motor and fire. Within a number of territories (Thailand, China, Korea, Singapore and the Philippines) there are other entities, such as property management and asset management companies, which are small relative to the rest of the business.

Hong Kong

2.7	AIA Hong Kong writes business in Hong Kong, with a small amount in Macau. Policies are denominated in a mixture of US and Hong Kong dollars, and AIA Hong Kong comprises:

•	Hong Kong and Macau business written directly by AIA;

•	Hong Kong and Macau branches of AIA-B; and

•	AIA Pension and Trustee Company Limited (“AIAPT”).

2.8	AIA Hong Kong maintains a shareholders’ fund which contains assets available to meet capital requirements and the liabilities of general insurance business together with separate funds for life assurance including annuities, for linked long term business, for permanent health business and various other funds for pensions business.

2.9	The proportion of the surplus that arises on participating business and which is distributed to policyholders varies by product.

Malaysia

2.10	AIA Malaysia maintains a shareholders’ fund which contains assets available to meet capital requirements and separate funds for participating business, non-participating business, investment-linked business and general insurance business. Shareholders are entitled to up to 10% of the profits arising from the participating fund.

Singapore

2.11	The Singapore branch of AIA maintains a shareholders’ fund which contains assets available to meet capital requirements together with a separate policyholder fund for participating business where shareholders are entitled to 10% of the profits arising from the fund. The vast majority of the participating business is Singapore dollar denominated. Separate funds are also maintained for non-participating business and investment-linked business.

Brunei

2.12	The Brunei branch of AIA maintains a shareholders’ fund which contains assets available to meet capital requirements. A separate policyholder fund for participating business is maintained where shareholders are entitled to 20% of profits arising from the fund. Separate funds for non-participating business and investment-linked business are also maintained.

China

2.13	The China branch maintains a general fund covering traditional non-participating business and non-unit reserves from both universal life and unit-linked business, plus surplus assets which are available to meet solvency capital requirements and are attributable to shareholders. A separate policyholder fund is maintained for participating business where shareholders are entitled to either 20% or 30% of the profits arising from the fund depending on the product. There are also separate policyholder funds for universal life business and for investment-linked business. The funds are segregated as required by the regulators.

Korea

2.14	The Korea branch maintains a Separate Account fund which contains the assets and liabilities related to Variable Universal Life (VUL) products and variable annuities. VUL products comprise most of the Separate Account business. There is also a General Account fund which contains all other assets and liabilities except those related to VUL products and variable annuities.

Indonesia

2.15	AIA Indonesia maintains a general fund which contains the assets and liabilities in respect of all non unit-linked business and includes shareholder funds. Shareholders are entitled to 100% of the surpluses arising from participating business after payment of policyholder dividends. A separate fund for investment-linked policies is also maintained.

Australia

2.16	AIA Australia maintains a shareholders’ fund where assets are available to meet capital requirements. It also maintains a statutory fund which includes participating and non-participating sub-funds, as well as an annuity sub-fund and shareholder participation varies in these sub-funds. A separate statutory fund for investment-linked business is also maintained.

Vietnam

2.17	AIA Vietnam maintains a shareholders’ fund where assets are available to meet capital requirements. A separate policyholder fund is maintained for participating business where shareholders are entitled to up to 30% of the profits arising, depending on the product. A separate policyholder fund for non-participating business is also maintained.

Shareholders’ interest in emerging profits

2.18	The limits on distributions from policyholder funds to shareholder funds that have been allowed for in determining the EEV figures are:

•	limits on participation by shareholders in segregated participating funds;

•	local regulatory reserving and capital requirements; and

•	Hong Kong reserving and capital requirements for the Hong Kong entities and their branches.

2.19	For all funds other than segregated participating funds, the shareholders are entitled to 100% of profits arising, subject to the above limitations.

2.20	With regards to distributions from the local businesses to AIA Group, AIA may be limited by regulators in distributing surpluses from one part of the group to another. No such restrictions were anticipated in the EEV projections.

3	Basis of preparation

3.1	With the exception of certain disclosure requirements which are set out below, the EEV basis results have been prepared in accordance with the EEV Principles issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the Additional Guidance on EEV Disclosures published in October 2005.

3.2	The following areas are not in compliance with the Additional Guidance on EEV Disclosures:

•	Sensitivities have not been disclosed in respect of a 100 basis points pa reduction in the interest rate environment, a 10% decrease in equity / property capital values, or a 100 basis points pa increase in the yield on equity /property assets.

•	As an alternative to the above sensitivities, a 100 basis points pa increase and reduction in the projected earned rates assumed in valuing the in-force and new business has been disclosed.

•	An analysis of the return on embedded value has not been included. As embedded value reporting was not a component of AIA Group’s day to day management reporting, embedded values have not been calculated at prior period ends.

3.3	The Directors of Prudential are responsible for the preparation of the embedded value information in this report in accordance with the EEV Principles, with the exceptions noted above.

Covered business

3.4	The EEV results for the AIA Group business are prepared for “covered business”, as defined by the EEV Principles, and are shown net of any minority interests in the subsidiaries of AIA Group. Covered business represents AIA Group’s long term insurance business for which the value of new and in-force contracts is attributable at least in part to shareholders. Tata AIG, which is 26% owned by AIA-B, is included in the adjusted net worth on an IFRS basis.

3.5	The definition of long term insurance business comprises those contracts falling under the definition of long term insurance business for regulatory purposes. For the sake of clarity, this excludes internal asset management business, general insurance business and property management business. Personal accident and group medical expenses business is included in the definition of covered business. Net assets of the non-covered business are included in the net assets of the total EEV on an IFRS basis.

4	Methodology

Overview

4.1	The embedded value is the present value of the shareholders’ interest in the earnings distributable from assets allocated to covered business after sufficient allowance has been made for the aggregate risks in that business. The shareholders’ interest in AIA Group’s long term business comprises:

•	the present value of future shareholder cash flows from in-force covered business (value of in-force business), less a deduction for the cost of locked-in (required) capital;

•	locked-in (required) capital; and

•	the shareholders’ net worth in excess of required capital (free surplus).

4.2	The value of future new business is excluded from the embedded value.

4.3	Notwithstanding the basis of presentation of results, no smoothing of market or account balance values, unrealised gains or investment return is applied to determine the embedded value.

Valuation of new business

4.4	The contribution from new business represents the profits determined by applying the same operating and economic assumptions as those used for the 30 November 2009 value of in-force business. The only exception to this is for Hong Kong and Thailand where the long term returns were used for the whole projection period as opposed to grading to market yields. The impact of this difference is immaterial.

4.5	For Business Units that are in a development phase, or where the 2009 new business volumes are significantly lower than in previous years, expected acquisition expenses as opposed to actual acquisition expenses have been used.

Value of in-force business

4.6	The embedded value results are prepared incorporating best estimate assumptions about all relevant factors including levels of future investment returns, expenses, persistency, morbidity and mortality. These assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the non-diversifiable risks associated with the covered business that are not otherwise allowed for.

4.7	The total profit that emerges over the lifetime of an individual contract, as calculated using the embedded value basis, is the same as the total calculated under the IFRS basis. Under embedded value methodology, the profit emergence is advanced as the embedded value basis reflects discounted future cash flows, thus more closely aligning the timing of the recognition of profits with the efforts and risks of current management actions, particularly with regard to business sold during the year.

Cost of capital

4.8	A charge is deducted from the embedded value for the cost of capital supporting AIA Group’s long-term business. This capital is referred to as required capital. The cost is the difference between the nominal value of the capital and the discounted value of the projected releases of this capital allowing for investment earnings (net of tax and investment management expenses) on the capital.

4.9	The capital assumed in the calculation of the cost of capital is consistent with the definition of “Level of required capital” set out further below. The local regulatory and capital requirements are projected at the country specific earned rates assumed in the embedded value (after allowing for any investment management expenses and tax), and discounted at the country specific discount rates. Any additional capital required to meet the higher of the Hong Kong regulatory capital basis and the local basis is projected at the Hong Kong earned rates (net of tax and investment expenses), and discounted at the discount rate relevant to Hong Kong.

4.10	The annual result will be affected by the movement in this cost from year to year which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for the run-off of business.

Nature of options and guarantees in AIA Group’s long term business

4.11	The principal options and guarantees in AIA are those in relation to participating contracts which offer discretionary bonuses, some of which when added to the contracts form a guarantee, together with dividend and coupon accumulation contracts which when added to contracts are also guaranteed.

4.12	For the majority of participating business, the assets and liabilities are maintained in a separate fund, some of which are segregated funds and the cost of any options and guarantees accrue to the fund in the first instance. The key exception is Thailand where one fund exists for all assets and liabilities, and bonuses and dividends are at the discretion of AIA Thailand.

4.13	The dividend and accumulation contracts generally have minimum crediting rates of zero, except on pre-1977 Singapore and Hong Kong business which has a guaranteed minimum crediting rate of 3%. Thailand has guaranteed minimum crediting rates which vary from 2% to 6.5%. Thailand also offers a settlement option to policyholders where maturity proceeds can be placed on deposit with guaranteed rates of interest of 6% for dates of entry 1991 to 2003 and 2% from 2005 to 2008.

4.14	A number of territories have universal life contracts with guaranteed minimum crediting rates as follows: Singapore 3%, Malaysia 2%, Thailand 1%, China 1.75% to 2%, Vietnam 4%, Korea 2% to 5%.

Time value of options and guarantees

4.15	The embedded value methodology implemented for AIA Group makes implicit allowance for all sources of risk in the business including the cost of investment return guarantees and policyholder options, asset / liability mismatch risk, credit risk and the economic cost of capital through the use of a risk adjusted discount rate. Typically, the higher the risk discount rate, the greater the implied allowance for these factors.

4.16	The time value of options and guarantees arises from the variability of economic outcomes in the future. For major territories stochastic techniques have confirmed that the implicit quantum for risk as derived from AIA Group’s embedded value methodology is sufficient to cover the cost of options and guarantees if they were explicitly valued, after an allowance for the cost of non-hedgeable risk.

Level of required capital

4.17	The more onerous of the local entity reserving and regulatory capital basis and the Hong Kong basis (at 150% of regulatory capital) for branches of AIA and AIA-B has been assumed. At 30 November 2009, the most onerous for AIA and AIA-B was the Hong Kong basis, and so for all territories other than the Philippines, Malaysia, Australia, Vietnam and Indonesia, the capital basis used was 150% of the Hong Kong regulatory basis. For the Philippines, Malaysia, Australia, Vietnam and Indonesia the impact of holding capital at the higher of the local entity reserving and regulatory capital basis and the Hong Kong basis (at 150% of regulatory capital) was considered but this was found to make no material impact on the embedded value results. The subsidiary nature of these companies led to the conclusion that it was more appropriate to include the local capital basis for these companies in the embedded value.

4.18	At the time of the global financial crisis certain regulatory authorities put in place measures that resulted in dividends and excess capital being held within the countries in question rather than flowing up to AIA Group. It has been assumed in the EEV results that any such regulatory restrictions on cash flows have been lifted.

Allowance for risk and risk discount rates

Overview

4.19	Under the EEV Principles, discount rates used to determine the present value of future cash flows are set equal to risk-free rates plus a risk margin. The risk margin reflects any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation.

4.20	Risk margins have generally been derived assuming that AIA Group is financed only with equity capital. The cost of equity capital is calculated using an estimated long term risk-free interest rate, an equity risk premium and a risk factor (beta).

4.21	The EEV Principles require that allowance is made in the embedded value for the potential impact on future shareholder cash flows of all financial options and guarantees within the in-force covered business. This allowance must include the time value of financial options and guarantees based on stochastic techniques consistent with the methodology and assumptions used in the underlying embedded value. Financial options and guarantees are not explicitly valued under the EEV methodology for AIA Group, but work has been performed using stochastic models to confirm that the allowance for risk implicit in the risk discount rates is sufficient.

4.22	The risk margin represents the aggregate of the allowance for market risk, additional allowance for credit risk where appropriate, allowance for non-diversifiable non-market risk, and uncertainty in non-market risks.

Market risk allowance

4.23	The allowance for market risk is represented by the multiple of beta and equity risk premium. The beta of a portfolio or product measures its relative market risk.

Additional credit risk allowance

4.24	The allowance for credit risk incorporated in the projected rates of return and the market risk allowance are sufficient. Accordingly, no additional allowance for credit risk is required.

Allowance for non-diversifiable non-market risks

4.25	The allowance for non-diversifiable non-market risk which is implicit in the risk discount rate is sufficient to cover the allowance of 50 basis points in the risk discount rate which Prudential assumes for the majority of its own business.

Management actions

4.26	In assessing whether the implicit allowance for the time value of financial options and guarantees in the risk discount rate is sufficient, the stochastic model used assumes no management actions in response to emerging investment and fund solvency conditions.

Pension costs

4.27	There are no material defined benefit pension schemes within AIA Group.

Debt capital

4.28	There are no core structural debt liabilities and no market traded debt liabilities. At 30 November 2009 AIA Group had borrowings totalling US$688m, of which US$603m was on variable interest rate terms.

Inter-company arrangements

4.29	The embedded value results include the effects of both internal and external reinsurance. The embedded value results for covered business incorporate the effect of any inter-company reinsurance arrangements that are in place and consistency of assumptions is maintained between the covered territories involved in any such arrangement.

Foreign currency translation

4.30	Foreign currency embedded value and value of new business results have been translated at the prevailing rate on 30 November 2009.

Table 1

Closing rate at
Local Currency: US$1	30 November 2009

AIA Hong Kong	7.750
AIA Thailand	33.24
AIA Singapore	1.385
AIA Malaysia	3.392
AIA China	6.828
AIA Korea	1,163
AIA Australia	1.094
AIA Brunei	1.385
AIA Indonesia	9,434
AIA New Zealand	1.400
Philamlife	47.21
AIA Taiwan	32.17
AIA Vietnam	18,518

5	Assumptions

Best estimate assumptions

5.1	Best estimate assumptions are used for the cash flow projections, where best estimate is defined as the mean of the distribution of future possible outcomes.

Principal economic assumptions

5.2	Returns on existing fixed income assets have been set to be consistent with the valuation of the assets backing the policy liabilities, i.e. current market yields. In determining returns on fixed interest assets the company allows for the risk of default and this allowance varies by credit rating of the underlying asset.

5.3	Long term returns for fixed income assets reflect expected returns having regard to historical returns, estimates of long term forward rates from yields available on Government bonds and current bond yields.

5.4	Equity returns have been determined by reference to the projected long term yield on 10-year government bonds plus an equity risk premium which varies by territory with a maximum risk premium of 600 basis points.

5.5	For each Business Unit, certain distinct product groups have been identified within the non-linked portfolio and the returns for each of these product groups have been derived by considering current and future targeted asset mix and associated investment returns for major investment classes. Where returns on existing fixed interest assets differ markedly from long term returns, returns are assumed to grade to the long term returns linearly over the estimated mean term of the existing fixed interest assets.

5.6	For unit-linked and universal life business, fund growth assumptions have been determined using actual fund mix at the valuation date and expected long term returns for major asset classes.

5.7	The table below summarises the principal financial assumptions:

Table 2

				AIA	AIA
				Indonesia	Indonesia
	AIA	AIA	AIA	(US$	(Rupiah	AIA	AIA
	Australia	China	Hong Kong	denominated)	denominated)	Korea	Malaysia

Risk discount rate	9.0%	10.00%	8.00%	12.50%	17.00%	10.00%	9.00%
Expected long term rate of inflation	2.5%	2.0%	2.0%	6.0%	6.0%	3.5%	3.0%
10 year Government bond yield	5.75%	3.74%	3.83%	6.92%	11.00%	5.16%	4.46%

			AIA
	AIA		Singapore &	AIA	AIA	AIA
	New Zealand	Philamlife	Brunei	Taiwan	Thailand	Vietnam

Risk discount rate	9.00%	14.00%	7.50%	8.00%	10.00%	16.00%
Expected long term rate of inflation	2.0%	4.5%	2.0%	1.0%	2.0%	5.0%
10 year Government bond yield	6.30%	7.47%	2.93%	1.73%	4.16%	9.25%

30 November 2009

Weighted risk discount rate[1]
- New business	9.2%
- In-force	8.7%

[1]	The weighted risk discount rates shown above have been determined by weighting each country’s risk discount rates by reference to the EEV basis new business result and the closing value of in-force business.

Demographic assumptions

5.8	Persistency, mortality and morbidity assumptions are based on an analysis of recent experience but may also reflect best expectations of future experience where this is expected to be markedly different to short term historic data.

Expense assumptions

5.9	Expense levels are based on internal expense analysis investigations and are appropriately allocated to the acquisition of new business and the renewal of in-force business within individual Business Units. Certain expenses incurred by AIA Group are not included in this allocation.

5.10	Unallocated Group office expenses, after excluding one off items, have been allocated between acquisition and maintenance activities. Group office acquisition expenses have been deducted from the value of new business and the present value of projected future Group office maintenance expenses has been deducted from the EEV. Unallocated Group office expenses allocated to maintenance activities have also been allowed for in the maintenance expense assumptions used to determine the value of new business.

5.11	For Business Units that are in a development phase, maintenance expenses are assumed to reach their long term levels within a defined period based on projected new business levels. The present value of this implied short term expense overrun is a deduction from the value of in-force business based on overruns as follows:

Table 3

US$ m	2010	2011	2012	2013	2014

AIA China	17	9
AIA Vietnam	4	4	3	3	1

5.12	For Business Units that are in a development phase (China and Vietnam), or where the 2009 new business volumes were significantly lower than in previous years (most notably Hong Kong and Singapore), the value of new business has been determined using expected future acquisition expense assumptions rather than actual acquisition expenses during the valuation period. Much of AIA Group’s distribution expenses are fixed in the short term and this, coupled with short term incentive payments made to retain high performing agents, meant the reduced new business volumes resulted in an excess of actual acquisition expenses compared to acquisition expense allowances. There was a significant increase in new business volumes during the second half of the year, i.e. 1 June 2009 to 30 November 2009. This rebound in new business volumes led to the conclusion that it was more meaningful to present the value of new business excluding the expense overrun, with the overruns being disclosed separately. The excess of 2009 acquisition expenses above those reflected in the value of new business is as follows:

Table 4

Excess
US$ m	expenses

AIA China	34
AIA Vietnam	6
AIA Hong Kong	52
AIA Singapore	25
Other markets	10

Total	127

5.13	The present value of future after-tax Group office expenses has been deducted from the Group embedded value. These group expenses have been allocated to acquisition and maintenance activities. A deduction is made from the value of new business and value of in-force business respectively.

Taxation and other legislation

5.14	As at 31 December 2009, the Ministry of Finance of China introduced new principles-based reserving standards. These changes were not allowed for in the embedded value calculated at 30 November 2009 since the reserving and capital requirements are based on the Hong Kong basis and the changes would not have a significant impact on value.

6	Summary of AIA Group’s embedded value as at 30 November 2009

Table 5

				Value of		Value of
				in-force		in-force
				business		business
				after tax		after tax
				and before		and after
	Free	Required	Adjusted	cost of	Cost of	cost of	Embedded
US$m	surplus	capital	net worth	capital	capital	capital	value

Hong Kong	3,196	838	4,034	5,272	223	5,049	9,082
Singapore & Brunei	601	771	1,372	1,973	357	1,616	2,988
Thailand	2,602	298	2,900	1,687	184	1,503	4,403
Korea	411	259	671	985	162	823	1,494
China	252	35	287	952	63	889	1,176
Malaysia	219	289	508	470	106	363	871
Other markets	1,011	409	1,420	800	145	655	2,075
Value of Group office expenses	—	—	—	(545)	—	(545)	(545)
Other assets[1]	1,044	—	1,044	—	—	—	1,044

Total on local statutory basis	9,335	2,899	12,234	11,595	1,241	10,353	22,587
Adjustment to reflect Hong Kong reserving and cost of capital requirements	(5,313)	844	(4,469)	3,957	122	3,834	(635)

Total on Hong Kong statutory basis	4,022	3,742	7,765	15,552	1,364	14,188	21,953

1	The other assets line of US$1,044m relates to adjustments of the IFRS balance sheet of approximately US$756m for third party interests, cash equivalent holdings and fair valuation adjustments of certain equity type assets, a revaluation of real estate of approximately US$340m and certain tax and intangible asset effects.

7	Analysis of new business contribution

Table 6

	2009 US$m
			Annual	Present				2009
			premium and	value of new				Pre-tax new
			contribution	business	Pre-tax new		Post-tax new	business
	New business premiums		equivalents	premiums	business		business	margin
	Single	Regular	(APE)	(PVNBP)	contribution[1]	Tax[2]	contribution	APE	PVNBP

Hong Kong	650	421	486	2,092	206	—	206	42%	9.8%
Singapore & Brunei	409	128	169	1,375	132	27	105	78%	9.6%
Thailand	126	376	389	2,044	218	93	124	56%	10.6%
Korea	7	374	375	1,622	103	27	76	27%	6.3%
China	167	171	188	914	73	25	47	39%	7.9%
Malaysia	32	109	112	576	45	16	29	40%	7.8%
Other markets	51	370	375	2,139	127	39	88	34%	5.9%
Value of Group office expenses					(40)		(40)

Total on local statutory basis	1,443	1,949	2,094	10,761	862	227	635	41%	8.0%
Adjustment to reflect Hong Kong reserving and cost of capital requirements					(26)		(26)

Total on Hong Kong statutory basis	1,443	1,949	2,094	10,761	837	227	610	40%	7.8%

1	Pre-tax new business contribution is taken as the reported value of new business, adding back the present value of local tax for all countries other than Singapore, Malaysia, Hong Kong and the Philippines. For Hong Kong and the Philippines, tax is premium driven and is treated as an expense and hence is not included as shareholder tax. For Singapore and Malaysia, the corporate tax rate is used for grossing up as the cash-flow taxes include policyholder tax.
2	The tax rates assumed in the value of new business reflect the corporate tax rate relevant to the AIA entity in question and allows for the impact of tax on income on the capital requirements where relevant. For Thailand, the corporate tax rate on profits is 30%, but due to the fact that the tax is accelerated and is payable before the statutory profits are made, the implied effective tax rate is significantly higher than 30%.
3	For Hong Kong, Group office expenses are the same before tax as after tax as only premium tax is payable.

8	Holding company net borrowings

Table 7

	2009 US$m
			EEV basis
		Mark to market	at market
	IFRS basis	value adjustment	value

Borrowings[1]	688	—	688

[1]	AIA borrowings at 30 November 2009 were US$688 million comprising bank loans of US$549 million, bank overdrafts of US$85 million and other loans of US$54 million. As the interest rates on loans reflect market rates, fair value approximates to market value. The most material financing transaction is a five year variable rate term loan facility dated 23 November 2007 relating to the refinancing of a loan facility for AIA Central, the AIA Group headquarters in Hong Kong. The available facility and amount outstanding as of 30 November 2009 was US$542 million.

9	New business capital usage

Table 8

2009 US$m
Post-tax new
business
	Free Surplus	Post-tax new	contribution per
	invested in new	business	US$1m free surplus
	business[1]	contribution	invested

Total	982	610	0.62

[1]	Free surplus invested in new business is the sum of the statutory loss on new business as at 30 November 2009 (US$683m) and the required capital invested (US$299m). Both the free surplus invested and the post tax new business contribution include Group office expenses.

10	Expected transfer of value of in-force business to free surplus

10.1	The table below shows how the value of in-force business generated by the in-force business at 30 November 2009 and the associated required capital is modelled as emerging into free surplus over future years.

Table 9

	2009 US$m
	2009 total as	Expected period of conversion of future post-tax distributable
	shown in	earnings and required capital flows to free surplus
	Table 5	Year 1	Year 2	Year 3	Year 4	Year 5	Years 6-10	Years 11-15	Years 16-20	Years 20+

Total	17,930[1]	2,053	1,745	1,504	1,357	1,217	4,353	2,616	1,348	1,737
Annual conversion		11.4%	9.7%	8.4%	7.6%	6.8%	24.3%	14.6%	7.5%	9.7%
Cumulative conversion		11.4%	21.1%	29.5%	37.1%	43.9%	68.2%	82.8%	90.3%	100%

[1]	The modelled cash flows use the same methodology underpinning AIA Group’s embedded value reporting methodology and so are subject to the same assumptions and sensitivities. The 2009 total of US$17,930m is consistent with Table 5 and equals the value of in-force business after tax and after cost of capital plus the required capital.

11	Sensitivity analysis

Sensitivity analysis — economic assumptions

11.1	The tables below show the sensitivity of the embedded value and value of new business as at 30 November 2009 and the new business contribution after the effect of required capital to the following:

•	1% increase and decrease in the discount rates; and

•	1% increase and decrease in projected earned rates, excluding consequential changes (for the avoidance of doubt, there is no change to the risk discount rate or to the market values of fixed interest assets).

11.2	In each sensitivity calculation, all other assumptions remain unchanged except for the investment return sensitivity where the projected with-profits bonus rates were changed to be consistent with the investment returns.

Table 10

		Discount	Discount	Investment	Investment
Embedded value of long term		rates	rates	return	return
operations at 30 November 2009 (US$m)	As reported	1% increase	1% decrease	1% increase	1% decrease

Hong Kong	9,082	8,545	9,742	9,863	8,315
Singapore & Brunei	2,988	2,793	3,222	3,347	2,634
Thailand	4,403	4,293	4,527	4,853	3,917
Korea	1,494	1,422	1,576	1,884	1,102
China	1,176	1,107	1,256	1,593	760
Malaysia	871	824	925	960	782
Other markets	2,075	2,026	2,135	2,316	1,836
Value of Group office expenses	(545)	(510)	(586)	(545)	(545)
Other assets	1,044	1,044	1,044	1,044	1,044

Total on local statutory basis	22,587	21,544	23,841	25,316	19,844
Adjustment to reflect Hong Kong reserving and cost of capital requirements	(635)	(910)	(323)	(269)	(1,016)

Total on Hong Kong statutory basis	21,953	20,635	23,519	25,048	18,829

Table 11

		Discount	Discount	Investment	Investment
Post-tax new business contribution for		rates	rates	return	return
2009[1] (US$m)	As reported	1% increase	1% decrease	1% increase	1% decrease

Hong Kong	206	182	234	252	159
Singapore & Brunei	105	91	122	120	89
Thailand	124	106	145	151	98
Korea	76	65	88	102	49
China	47	39	57	71	24
Malaysia	29	25	34	35	23
Other markets	88	78	101	102	74
Value of Group office expenses	(40)	(38)	(42)	(40)	(40)

Total on local statutory basis	635	547	740	794	476
Adjustment to reflect Hong Kong reserving and cost of capital requirements	(26)	(38)	(12)	(8)	(45)

Total on Hong Kong statutory basis	610	509	728	785	431

[1]	Business written in the 12 months ending 30 November 2009

Sensitivity analysis — non-economic assumptions

11.3	The tables below show the sensitivity of the embedded value and the value of new business as at 30 November 2009 and the new business contribution after the effect of required capital for 2009 to the following:

•	10% proportionate decrease in maintenance expenses (a 10% sensitivity on a base assumption of £10 per annum would represent an expense assumption of £9 per annum);

•	10% proportionate increase and decrease in lapse rates (a 10% decrease sensitivity on a base assumption of 5% would represent a lapse rate of 4.5% per annum); and

•	5% proportionate increase and decrease in base mortality and morbidity rates (i.e. decreased and increased longevity respectively).

Table 12

Embedded value of long-term		Maintenance			Mortality and	Mortality and
operations at 30 November 2009		expenses	Lapse rates	Lapse rates	morbidity	morbidity
(US$m)	As reported	10% decrease	10% increase	10% decrease	5% increase	5% decrease

Hong Kong	9,082	9,146	8,983	9,197	8,883	9,286
Singapore & Brunei	2,988	3,020	2,938	3,044	2,864	3,107
Thailand	4,403	4,433	4,354	4,456	4,329	4,476
Korea	1,494	1,551	1,459	1,532	1,362	1,627
China	1,176	1,216	1,167	1,184	1,159	1,193
Malaysia	871	885	854	889	834	908
Other markets	2,075	2,121	2,042	2,114	2,025	2,125
Value of Group office expenses	(545)	(490)	(545)	(545)	(545)	(545)
Other assets	1,044	1,044	1,044	1,044	1,044	1,044

Total on local statutory basis	22,587	22,925	22,296	22,913	21,954	23,222
Adjustment to reflect Hong Kong reserving and cost of capital requirements	(635)	(636)	(636)	(627)	(611)	(655)

Total on Hong Kong statutory basis	21,953	22,290	21,661	22,287	21,344	22,568

Table 13

		Maintenance			Mortality and	Mortality and
		expenses	Lapse rates	Lapse rates	morbidity	morbidity
Post-tax new business contribution for 2009[1] (US$m)	As reported	10% decrease	10% increase	10% decrease	5% increase	5% decrease

Hong Kong	206	211	199	213	189	223
Singapore & Brunei	105	108	98	113	92	118
Thailand	124	129	109	141	113	136
Korea	76	84	67	85	63	88
China	47	50	45	51	44	51
Malaysia	29	31	26	32	24	34
Other markets	88	98	78	100	65	111
Value of Group office expenses	(40)	(38)	(40)	(40)	(40)	(40)

Total on local statutory basis	635	673	582	695	549	721
Adjustment to reflect Hong Kong reserving and cost of capital requirements	(26)	(22)	(24)	(27)	(25)	(26)

Total on Hong Kong statutory basis	610	651	558	668	524	695

[1]	Business written in the 12 months ending 30 November 2009

12	KPMG LLP opinion

12.1	In our opinion, subject to the reliances and limitations set out in this Report:

•	the methodology used by Prudential in the calculation of the EEV components for AIA Group complies with the EEV Principles in all material respects;

•	the material assumptions used by Prudential in the calculation of the EEV components for AIA Group comply with the EEV Principles; and

•	the EEV components for AIA Group calculated by Prudential have been prepared using the methodology and assumptions set out in Sections 4 and 5 of this report and comply with the EEV Principles and Guidance with the exception of the disclosure points set out in the Basis of preparation in Section 3, in all material respects.

13	Reliances and limitations

13.1	In carrying out our work we have relied without independent verification upon the accuracy and completeness of the data and information provided to us, both in written and oral form, by Prudential. We have also relied on the Directors of Prudential having brought to our attention any other information or data which ought to have been made available to us which might materially affect our opinion set out herein. The Directors of Prudential have provided a letter of representation verifying the accuracy and completeness of the information utilised for this report.

13.2	Reliance has been placed upon, but not limited to, the following information:

•	returns to local regulatory authorities and the return to the Hong Kong insurance regulatory authority for the financial year ending 30 November 2009 and supplementary information regarding actuarial reserving bases and mathematical reserves prepared during 2009, including the impact of restating liabilities to a Hong Kong statutory reserving basis;

•	new business data for the period 1 December 2008 to 30 November 2009 for AIA Group;

•	information on expenses incurred by Business Units, together with forecast future expense levels and new business volumes and unallocated group level expenses;

•	details of past operating experience including persistency, mortality, morbidity, tax and expense analysis;

•	details of AIA Group’s embedded value manual;

•	details of the assumptions used in the EEV calculations and their derivation;

•	information relating to the process and control environment in which computer projection models used for the calculations were run;

•	summaries of results from the projection models;

•	information on current investment strategy;

•	information relating to products, guarantees, options and fund structures for the Business Units within AIA Group;

•	asset valuations at 30 November 2009;

•	basis for taxation; and

•	details of reinsurance arrangements.

13.3	This report must be considered in its entirety as it may be misleading to consider individual sections only.

13.4	This report was produced for the Directors of Prudential only to meet their requirements.

13.5	We have not assessed the value, quality or suitability of AIA Group’s assets. We have also not investigated, or made any allowance for, any claims against AIA Group other than those made by policyholders under normal contractual terms of life insurance business. In particular, no account has been taken of liabilities in respect of pension entitlements, service contracts, leases, breaches of legislation, regulatory rules or guidance.

13.6	No investigation has been made into the accuracy of unit pricing and unit allocation procedures.

13.7	Prudential has made assumptions for AIA Group about future experience, including economic and investment experience, expenses, discontinuance rates, morbidity, mortality, taxation, legislation and reinsurance. We have considered these assumptions on the basis that they are reasonable estimates but actual future experience is likely to differ from these estimates due to random fluctuations, changes in the operating environment and other such factors. These variations could have a significant effect on the results and conclusions of the report. KPMG LLP gives no warranty that the assumptions made will be reflected in the actual future experience.

13.8	This report was based on data at 30 November 2009 and takes no account of any developments after that date.

13.9	Within certain calculations shown in this report, figures may not cast exactly due to rounding.

13.10	Save for any responsibility arising under Prospectus Rule 5.5.3R (2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report, required by and given solely for the purposes of complying with paragraph 23.1 of Annex I of the Prospectus Directive Regulation, consenting to its inclusion in the Prospectus.

Declaration

For the purposes of Prospectus Rule 5.5.3R (2)(f) we are responsible for this report as part of the prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the prospectus in compliance with paragraph 1.2 of Annex I of the Prospectus Directive Regulation.

Yours faithfully

Trevor A. D. Jones	Nick C. Dexter
Partner, KPMG LLP	Partner, KPMG LLP

PART XVI

UNAUDITED PRO FORMA FINANCIAL INFORMATION

A.	Pro forma net asset statement and pro forma income statement

The unaudited pro forma net asset statement has been prepared to illustrate the effect on the net assets of the Prudential Group as if the proposed Transactions had taken place on 31 December 2009. The unaudited pro forma income statement has been prepared to illustrate the effect on Prudential Group as if the proposed Transactions had taken place on 1 January 2009. The unaudited pro forma net asset statement and unaudited pro forma income statement have been prepared for illustrative purposes and because of their nature address a hypothetical situation and, therefore, do not represent the Enlarged Group’s actual financial result or financial position following the Transactions.

The unaudited pro forma net asset statement and unaudited pro forma income statement of the Enlarged Group does not constitute financial statements.

Unaudited pro forma net asset statement

		Adjustments

	Prudential
	Group	AIA Group	AIA Group
	as at	as at	as at	Purchase	Pro forma
	31 December	30 November	30 November	and Rights Issue	Enlarged
	2009 (1)	2009 (2)(4)	2009 (3)	adjustments (5)(6)	Group
	£m	$m	£m	£m	£m
Assets
Goodwill and fair value acquisition adjustments other than for incremental value of acquired in-force business	1,434	123	75	8,606	10,115
Other intangible assets	163	110	67	—	230
Deferred acquisition costs	3,939	10,976	6,688	—	10,627
Incremental value of acquired in-force business (5)	53	—	—	4,083	4,136
Other non-investment and non-cash assets	8,133	1,748	1,065	—	9,198
Investments of long-term business and other operations	208,722	75,125	45,778	—	254,500
Assets held for sale	3	58	35	—	38
Cash and cash equivalents	5,307	3,405	2,075	—	7,382

Total assets	227,754	91,545	55,783	12,689	296,226

		Adjustments

	Prudential
	Group	AIA Group	AIA Group
	as at	as at	as at	Purchase	Pro forma
	31 December	30 November	30 November	and Rights Issue	Enlarged
	2009 (1)	2009 (2)(4)	2009 (3)	adjustments (5)(6)	Group
	£m	$m	£m	£m	£m
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds	196,417	71,583	43,619	—	240,036

Core structural borrowings of shareholder-financed operations:
Subordinated debt	2,691	—	—	4,334	7,025
Other	703	—	—	—	703

Total	3,394	—	—	4,334	7,728

Other borrowings:
Operational borrowings attributable to shareholder-financed operations	2,751	688	419	—	3,170
Borrowings attributable to with-profits funds	1,284	—	—	—	1,284
Other non-insurance liabilities (5)(7)	17,605	3,942	2,402	402	20,409

Total liabilities	221,451	76,213	46,440	4,736	272,627

Net assets	6,303	15,332	9,343	7,953	23,599

Represented by

		Adjustments

	Prudential
	Group	AIA Group	AIA Group
	as at	as at	as at	Purchase	Pro forma
	31 December	30 November	30 November	and Rights Issue	Enlarged
	2009 (1)	2009 (2)(4)	2009 (3)	adjustments (5)(6)	Group
	£m	$m	£m	£m	£m
Equity
Shareholders’ equity (7)	6,271	15,252	9,294	7,953	23,518
Minority interests	32	80	49	—	81

Total equity	6,303	15,332	9,343	7,953	23,599

		Adjustments

	Prudential
	Group	AIA Group	AIA Group
	as at	as at	as at	Purchase	Pro forma
	31 December	30 November	30 November	and Rights Issue	Enlarged
	2009 (1)	2009 (2)(4)	2009 (3)	adjustments (5)(6)(8)	Group
Net tangible assets £m (9)	4,674	15,019	9,152	(653)	13,173
Shares in issue (millions)	2,532	n/a	n/a	15,988	18,520
Net assets per share (£) (9)	2.48	n/a	n/a	n/a	1.27
Net tangible assets per share (£) (9)	1.85	n/a	n/a	n/a	0.71

Notes

1)	Information on the total assets and total liabilities for the Prudential Group has been extracted without material adjustment from the historical financial information for Prudential as set out in the Prudential Annual Report for 2009.

2)	The US dollar figures on the total assets and liabilities for the AIA Group have been extracted without material adjustment from the historical financial information for AIA Group as set out in Section B of Part XV of this document.

3)	The GBP information on the total assets and liabilities for the AIA Group has been translated at the 30 November 2009 rate of exchange of £1= US$1.6411.

4)	Certain asset and liability items have been condensed in respect of the AIA Group to enable the aggregation of Prudential Group and AIA Group asset and liability items. In the net asset statement above, for the AIA Group:

• Other non-investment and non-cash assets of US$1,748 million comprise accrued investment income of US$854 million, Property, Plant and Equipment of US$395 million, Reinsurance assets of US$284 million and other assets of US$215 million.

• Policyholder liabilities and unallocated surplus of with-profits funds of US$71,583 million comprise insurance and investment contract liabilities of US$63,803 million and $7,780 million respectively.

• Other non-insurance liabilities of US$3,942 million comprise trade and other payables of US$1,162 million, deferred tax liabilities of US$1,047 million, third party interests in consolidated investment funds of US$397 million, payables from purchases of investments of US$396 million, provisions in respect of employee benefits, regulatory matters, litigation, reorganisation and restructuring of US$285 million, obligations under securities lending and repurchase agreements of US$284 million, current tax liabilities of US$185 million, and other liabilities of US$186 million.

5)	Under IFRS acquisition accounting it is necessary to fair value the consideration paid and all of the assets and liabilities of the acquired business. In the context of the acquisition of AIA Group a significant part of that adjustment will be for fair valuation of the projected cash flows attaching to the AIA Group’s in force life assurance contracts. In the pro forma net assets statement no adjustments have been made to the fair values of the individual net assets of the AIA Group to reflect any restatement to fair value which may arise on the Acquisition. However, in order to provide a pro forma indication of the effect of valuing the projected cash flows of the AIA Group in force insurance contracts to meet this IFRS requirement, the EEV basis information included in Section C of this Unaudited Pro forma Financial Information has been used. The EEV basis shareholders’ funds of £13,377 million shown in that section represents the aggregate of the adjusted net worth and value of in force business contracts after tax and after cost of capital. The difference between this amount and the IFRS reported net assets, including deferred acquisition costs, provides an indication of the fair value adjustment for the in force insurance contracts. This difference of £4,083 million has been included in the pro forma net assets statement as the incremental value of in force business. The goodwill and other fair value adjustments of £8,606 million is included as a separate item. Note 6 shows the derivation of the goodwill and other fair value adjustments. The estimated consideration for the acquisition of the AIA Group which will be determined as the cash and fair value of debt and equity instruments at their time of issue is £21,983 million (US$35,500 million) net of expenses attributable to the issue of shares under the rights issue and the debt securities. Transaction costs of £100 million not related to these instruments have been included in the adjustments in the table above. Provision for the costs is shown within the adjustment of £402 million for other non-insurance liabilities and the £100 million charge is reflected as a deduction within shareholders’ equity. These Transaction costs exclude the effect of any amounts in respect of the foreign currency hedging arrangements that Prudential has put in place to convert the pounds sterling proceeds of the Rights Issue into US dollars, which is the currency in which New Prudential must pay the cash element of the consideration. Note 5 to the pro forma income statement provides additional explanation of these items.

6)	The goodwill, acquired intangible assets, and other fair value adjustments arising on the basis described in Note 5 above have been calculated as follows:

	$m	£m
Proceeds of rights issue (net of expenses)	20,000	12,385
Ordinary Shares issued to AIG	5,500	3,406
Mandatory Convertible Notes (see note 7)	3,000	1,858
Tier I Preferred Securities	2,000	1,238
Upper Tier 2 securities (net of expenses)	2,901	1,796
Lower Tier 2 securities (net of expenses)	2,099	1,300

Total consideration	35,500	21,983

Less:

Reported value of the AIA Group net assets (net of minority interest)	15,252	9,294
Incremental value of acquired in-force business (see note 5)	6,701	4,083

EEV basis shareholders’ funds (as shown in section C)	21,953	13,377

Goodwill and other fair value adjustments	13,547	8,606

Note: Except for the reported values of the AIA Group net assets the incremental value of acquired in-force business and the EEV basis shareholders’ funds, the dollar amounts have been translated at the 31 December 2009 rate of exchange of £1 = US $1.6149. The AIA Group net assets (net of minority interest) and incremental acquired in-force value of business and the EEV basis shareholders’ funds have been translated at the 30 November 2009 rate of exchange of £1 = US$1.6411.

7)	The obligations under the Mandatory Convertible Notes have been accounted for as US$488 million (£302 million) within other non-insurance liabilities and US$2,512 million (£1,556 million) as residual equity. The amount included in other non-insurance liabilities represents the aggregate of the present value of the future stream of coupon payments and the market value of the derivative liability to deliver additional shares beyond those to be delivered under the minimum fixed obligations reflected within the residual equity.

The minimum number of shares varies with the reference share price with the maximum number being 125% of the minimum plus, as described in the section on the Conversion Adjustment Mechanism for the MCNs in note 3 of Part V of this prospectus, any additional shares if New Prudential does not make payment in cash in full of any fixed coupon or any distribution. Based on the Prudential share price at 31 December 2009 of £6.40, the MCNs would be converted into at least 479.2 million and, assuming the conditions set out above did not apply, no more than 598.8 million shares on the prescribed conversion date.

Accounting for such instruments is complex and practice may evolve. Prudential has applied its judgment and believes that classifying the obligation to deliver a minimum number of shares as equity is the most appropriate treatment reflecting the substance of the Notes.

8)	As set out in Part V “Information about the Transactions”, Prudential proposes to raise cash from the proceeds of the Rights Issue and the issue of debt instruments. The consideration paid to AIA Aurora for the acquisition of AIA will be financed with this cash along with, the issue by New Prudential of New Prudential Shares and Mandatory Convertible Notes to AIA Aurora. Shares issued in connection with the Transactions therefore include shares issued for the Rights Issue, new shares issued by New Prudential to AIA Aurora and Mandatory Convertible Notes.

9)	For the purposes of calculating net asset and net tangible asset value per share, net assets are total shareholders’ equity or total assets less total liabilities less minority interest. Net tangible assets are net assets excluding goodwill and other intangible assets. Net tangible assets include deferred acquisition costs and acquired value of in force business as they do not fall within the scope of intangible assets under IAS 38 “Intangible Assets”. Net asset and net tangible asset value per share is net assets or net tangible assets divided by ordinary shares in issue.

10)	No account has been taken of the issue of shares under any options granted or which may be granted under employee shares schemes of Prudential after 31 December 2009.

11)	No account has been taken of the trading or other transactions of the AIA Group for the period since 30 November 2009 and the Prudential Group since 31 December 2009 in preparing the pro forma net assets statement.

Unaudited pro forma income statement

		Adjustments

	Prudential Group	AIA Group	AIA Group
	Year Ended	Year Ended	Year Ended	Purchase and	Pro forma
	31 December	30 November	30 November	Rights Issue	Enlarged
	2009 (1)	2009 (2)	2009 (3)	adjustments	Group
	£m	$m	£m	£m (5)(7)	£m

Total revenue, net of reinsurance (4)	48,099	19,243	12,383	—	60,482
Total charges, net of reinsurance (4)	(46,535)	(16,642)	(10,709)	(480)	(57,724)
Share of loss from associates and joint ventures	—	(21)	(14)	—	(14)

Profit (loss) before tax (being tax attributable to shareholders’ and policyholders’ returns)	1,564	2,580	1,660	(480)	2,744
Tax charge attributable to policyholders’ returns	(818)	(137)	(88)	—	(906)

Profit (loss) before tax attributable to shareholders (8)	746	2,443	1,572	(480)	1,838
Tax charge	(873)	(643)	(414)	105	(1,182)
Less: tax attributable to policyholders’ returns	818	137	88	—	906
Tax charge attributable to shareholders’ returns	(55)	(506)	(326)	105	(276)

Profit (loss) from continuing operations after tax	691	1,937	1,246	(375)	1,562
Discontinued operations (net of tax)	(14)	—	—	—	(14)

Profit (loss) for the year	677	1,937	1,246	(375)	1,548

Notes

1)	The figures for the Prudential Group are extracted without material adjustment from the historical financial information for Prudential as set out in the Prudential Annual Report for 2009.

2)	The US dollar figures for the AIA Group have been extracted without material adjustment from the historical financial information for AIA Group as set out in Section B of Part XV of this document.

3)	The US dollar income statement for AIA Group has been translated into pounds sterling using the average rates of exchange of £1 = $1.554 for the 12 months to 30 November 2009.

4)	The income statement format has been abridged. Total revenue, net of reinsurance comprises premiums net of reinsurance, investment return and other income. Total charges, net of reinsurance comprises benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance, acquisition costs and other operating expenditure, finance costs for interest on core structural borrowings of shareholder-financed operations and for the loss on Prudential’s sale of its Taiwan agency business.

5)	The adjustment of £(480) million comprises £(380) million for interest costs on the debt component of the financing of the purchase consideration and £(100) million for transaction costs. The transaction costs represent an estimate of the costs incurred in relation to the Transactions other than those specific costs relating to the issuance of equity and debt instruments used to finance the Transactions. Costs in respect of the issue of equity are charged against the share premium account. Costs in respect of the issue of debt instruments are deducted from the carrying value of the liability. The transaction costs of £100 million exclude the effect of any amounts that may need to be charged to the income statement in respect of the foreign exchange hedging arrangements that Prudential has put in place to convert the pounds sterling proceeds of the rights issue into US dollars, which is the currency in which New Prudential must pay the cash element of the consideration. The hedging instruments in place fluctuate in value and the effect of re-measurement on the income statement and shareholders’ equity on completion will depend upon market conditions at that time. At 14 May 2010, the latest practicable date for information to be included in this prospectus, the instruments entered into had given rise to a value reduction of £18 million. The impact of re-measurement at completion may be significantly higher or lower than this amount. The adjustment of £105 million is for the available tax relief on the interest costs attaching to the debt component of the financing costs of the purchase consideration.

6)	No account has been taken of the trading activity or other transactions of the AIA Group for the period since 30 November 2009 and for the Prudential Group since 31 December 2009 in preparing the pro forma income statement.

7)	No account has been taken of the amortisation of the incremental acquired value of in-force business of £4,083 million and other items subject to fair value acquisition accounting adjustment with a finite useful life. The amortisation and the subsequent measurement of the incremental value of acquired in force business will be consistent with the related liabilities.

8)	The Prudential Group provides supplementary analysis of profit before and after tax attributable to shareholders that distinguishes operating profit based on longer-term investment returns from other constituent elements of the total profits. Details of the basis of preparation of this analysis are included in notes A3, A4, B1 and B2 of the historical financial information on Prudential as set out in the Prudential Annual Report for 2009.

For the AIA Group, supplementary analysis of profit before and after tax is also provided, as explained in notes 2.2 and 5 of the historical financial information the AIA Group as set out in Section B of part XV of this document.

Under IFRS 8 the historical financial information of the Prudential Group and the AIA Group included within this supplementary analysis “operating profits” applying the performance measure used by the two groups’ respective chief operating decision makers. The measure applied by the two groups differs. However, it is intended that following acquisition the performance measure used by Prudential of “operating profit based on longer-term investment returns” will be applied by the Enlarged Group. Due to the restrictions of IFRS8, that the performance measure applied should reflect that of the chief operating decision maker for the periods being reported upon it is not possible to restate the information to be on the Prudential basis in the AIA Group historical financial information contained in this document.

Accordingly, to provide an estimate of the effect of the change of performance measure, Prudential management have undertaken an exercise to restate the AIA operating profit onto the Prudential basis which entails ascertaining the basis of the AIA operating profit and making appropriate amendments to convert AIA’s analysis of profit after tax into an operating profit and other items such that it is consistent with the Prudential basis. All adjustments net to zero, with no change in the statutory basis profit for the year.

The following table presents an estimated supplementary analysis of profit attributable to shareholders on the Prudential basis for the Enlarged Group on a pro forma basis. This information is supplementary to the Unaudited pro forma Income Statement. The details of adjustments are described in greater detail in the subsequent footnotes.

		Adjustments

			Adjustments
			to conform
			AIA Group
	Prudential	AIA Group	operating profit	Conformed	Conformed
	Group	Year Ended	to Prudential	AIA Group	AIA Group
	Year Ended	30 November	Group	Year Ended	Year Ended	Purchase and	Pro forma
	31 December	2009 (as per	operating profit	30 November	30 November	Rights Issue	Enlarged
	2009 (a)	part XV)(b)	measure (b)	2009 (b)	2009	adjustments	Group
	£m	$m	$m	$m	£m	£m	£m
IFRS 8 performance reporting measure of operating profit (b)(c)	1,405	1,835	1	1,836	1,181	(380)	2,206
Short-term fluctuations in investment returns (d)	36	665	22	687	442	—	478
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes (e)	(74)	—	9	9	6	—	(68)
Loss on sale and results for Taiwan agency business	(621)	—	—	—	—	—	(621)
AIA Group restructuring and separation costs	—	(89)	—	(89)	(57)	—	(57)
AIA Group Other items (f)	—	169	(169)	—	—	—
AIA Group policyholder tax (g)	—	(137)	137	—	—	—	—
Expenses of combination other than for issue of rights issue shares and debt instruments	—	—	—	—	—	(100)	(100)

Total profit from continuing operations before tax attributable to shareholders but after deducting policyholder tax	746	2,443	—	2,443	1,572	(480)	1,838

Tax charge attributable to shareholders (c)
Tax on IFRS8 operating profit measure	(318)	(392)	42	(350)	(225)	105	(438)
Tax on non operating items	263	(251)	95	(156)	(101)	—	162
AIA Group Policyholder tax (g)	—	137	(137)	—	—	—

Tax charge attributable to shareholders	(55)	(506)	—	(506)	(326)	105	(276)

Profit from continuing operations after tax	691	1,937	—	1,937	1,246	(375)	1,562

Discontinued operations (net of tax)	(14)	—	—	—	—	—	(14)
Profit for the year	677	1,937	—	1,937	1,246	(375)	1,548
Minority interest
Attributable to operating profit	(2)	(5)	—	(5)	(3)	—	(5)
Attributable to non-operating profit	1	(16)	—	(16)	(10)	—	(9)

Total minority interest	(1)	(21)	—	(21)	(13)	—	(14)

Profit attributable to equity shareholders of the Company	676	1,916	—	1,916	1,233	(375)	1,534

Notes

(a)	The figures for the Prudential Group are extracted from the Prudential Annual Report for 2009.

(b)	The information for the AIA Group shown in the table above has initially been extracted without material adjustment from the income statement and note 5 of the historical financial information for the AIA Group in Section B of part XV of this document. This information has been reconfigured for the adjustments explained in more detail below in notes (c) to (g) so as to show the analysis of profit from continuing operations before and after tax attributable to shareholders on the Prudential basis of presentation.

In summary, the changes on reconfiguration are for the following items:

(i)	With-profits business: To align the operating profit measure by replacing the AIA basis of operating profit recognition for with profit business with that of Prudential.

Note (c) below explains the difference in more detail. In addition, as the profit before shareholder tax measure for with-profit business for AIA reflects Prudential’s policy, and it is also reflected as the Prudential basis of operating profit measure for this type of business, the with-profit elements of the other adjustments in note (f) and the policyholder tax referred to in note (g) are also relevant to an understanding of the reconfiguration for this type of business;

(ii)	To reallocate actuarial gains and losses on defined benefit pension schemes, and the difference between movements in the carrying value of investment properties between those on a depreciated cost and fair value basis, between various line items; and

(iii)	Investment returns: To include longer-term capital returns for investments backing non linked non-participating business in the operating profit measure, as described in note (c), by reallocation from short-term fluctuations in investment returns.

(c)	The adjustments from the AIA basis operating profit to the Prudential basis operating profit based on longer-term investment returns and related tax reflect the following changes:

(i)	the Prudential basis operating profit based on longer-term returns includes the shareholder transfer for with-profit business, gross of tax rather than the shareholders’ share of pre-bonus earnings of the funds, excluding realised and unrealised investment gains, as applied in the AIA basis operating profit, and

(ii)	the inclusion in the Prudential basis operating profit based on longer-term investment returns of longer-term capital returns on equities, investment properties, and debt securities held to back non-linked non-participating business.

The longer term capital returns for equities and investment properties have been determined by distinguishing the long-term income and capital return elements of Prudential’s assumed longer-term total rates of return for these types of investments. Longer-term returns for debt securities comprise the investment income and amortisation of interest-related realised gains and losses, and a deduction for an allowance for long-term default rates based on the credit ratings of the securities.

The transfer referred to in (i) above represents the gross of tax cash flow, for the shareholders’ share of the cost of bonus for the year, from the with-profits funds to the shareholders’ funds of the companies that conduct with-profits business. The AIA basis operating profit for the with-profits funds is included with the aggregate operating profits of US$1,835 million shown in notes 5 and 7 of the historical financial information for AIA Group in Section B of Part XV of this prospectus.

The longer-term capital returns referred to in (ii) above have been calculated by application of the factors described above to the portfolio holdings backing the non-linked non-participating business as reflected in the balance sheet analyses included within the accounting records of the AIA Group.

The tax figures shown for AIA on the Prudential basis have been determined after making adjustments on a consistent basis from those applied at the pre-tax level to adjust from the AIA basis of operating profit to the Prudential basis of operating profit based on longer-term investment returns, as described above.

For the year ended 30 November 2009 the net effect of these changes is that the pre-tax Prudential basis “operating profit based on longer-term investment returns” for the AIA Group is US$1,836 million. The pre-tax AIA basis “operating profit” for this period is US$1,835 million. After tax and minority interest, the Prudential basis “operating profit based on longer-term investment returns” for AIA is US$1,481 million for this period. The post-tax and minority interest AIA basis “operating profit” for this period is US$1,438 million. The numerical difference between these two measures for other periods depends upon the net effect of the adjustments explained above.

The Prudential basis pre-tax operating profit based on longer-term investment returns for the Enlarged Group can be analysed as follows:

	Prudential Group	AIA Group		Pro Forma
	Year End	Year end	Purchase and	Enlarged
	31 December 2009	30 November 2009	Rights Issue	Group
	(see note) £m	(see note) £m	adjustments £m	£m
Asia	408	1,181	—	1,589
Rest of Group	997	—	(380)	617

Group total	1,405	1,181	(380)	2,206

Note
The information on the Prudential Group shown in the table above has been extracted and summarised from Note B1 of the historical Financial Information for the Prudential Group as set out the Prudential Annual Report for 2009. The total of £1,405 million is also shown in the supplementary analysis of profit table in note 8 above. The Operating profit for AIA of £1,181 million and Purchase and Rights Issue Adjustments of £(380) million shown above have been extracted from the supplementary analysis of profit table in note 8 above.

(d)	Short-term fluctuations in investment returns

The adjustment of $22 million to the AIA basis non-operating investment return (shown above as short-term fluctuations in investment returns) of $665 million to be consistent with the Prudential basis represents the net effect of

• Reallocating the other items of $169 million (see note (f),

• Reallocating longer-term capital returns for non-linked non-participating business from this category to operating profit based on longer-term investment returns

• Excluding the shareholders’ share of realised and unrealised investment gains and losses for participating business, and

• Reallocating the element of actuarial gains and losses on defined benefit pension schemes to be shown separately that was previously included within the AIA basis non-operating investment return.

(e)	The shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes for the AIA Group has been shown separately as an item of non-operating profit to be consistent with the Prudential basis. The $9m net credit is shown in note 38 of the AIA Group historical financial information in Section B of Part XV of this document.

(f)	AIA Group other items

The AIA Group other items of $169 million are described in note 5 of the AIA Group historical financial information in Section B of Part XV, and also shown in section 4.2 of the Operating and Financial Review for the AIA Group in Part XIII, of this document. This amount comprises other adjustments relating to the differences between those applied by AIA Group management, for decision making and internal performance management purposes and the accounting policies described in note 2 to the AIA Group historical financial information.

These adjustments are for the differences between

• The shareholders’ share of pre-bonus earnings and the pre-tax statutory transfer of participating/with-profit funds,

• Movements on the carrying value of investment properties between those on a depreciated cost and fair value basis, and

• The movement in the financial position of the defined benefit pension schemes between those determined under “corridor” accounting and those with full recognition of actuarial gains and losses.

On conforming the presentation to be on the Prudential basis the constituent items are disaggregated and reallocated to other line items within the analysis.

(g)	AIA Group policyholder tax

On the AIA basis, as shown in note 5 of part B of the AIA Group historical financial information in section B of part XV of this document, the supplementary analysis of profit is undertaken on profits before policyholder and shareholder tax. On the Prudential basis, consistent with the different approach to profit recognition for participating/ with-profit funds the analysis undertaken is of profit before shareholder tax. Accordingly, the policyholder tax for the year is shown as a reconciling item in the table above.

(h)	Consistent with the treatment explained in note 7 the profit from continuing operations before tax attributable to shareholders shown above excludes amortisation of the incremental value of acquired in force business. The supplementary analysis for the Enlarged Group will include this item separately as an item of non-operating profit. The amortisation of deferred acquisition costs of AIA will, as for Prudential, be included as a charge included in the determination of operating profit based on longer-term investment returns.

B.	Accountants’ report on pro forma income statement and pro forma net asset statement

The following is a text of the reports from Prudential’s reporting accountants KPMG Audit Plc for the purposes of incorporation in this prospectus.

Accountants’ report — UK purposes
The Directors
Prudential plc
Laurence Pountney Hill
London, EC4R 0HH

17 May 2010

Dear Sirs

Prudential

We report on the pro forma income statement and pro forma net asset statement (the “Pro forma financial information”) set out in section A of Part XVI of the prospectus dated 17 May 2010, which has been prepared on the basis described therein, for illustrative purposes only, to provide information about how the Hong Kong Initial listing, the acquisition of AIA and the Rights Issue (the “Transaction”) might have affected the financial information presented on the basis of the accounting policies adopted by Prudential plc in preparing the financial statements for the period ended 31 December 2009. This report is required by paragraph 20.2 of Annex 1 of the Prospectus Directive Regulation and is given for the purpose of complying with those paragraphs and for no other purpose.

Responsibilities

It is the responsibility of the directors of Prudential plc to prepare the Pro forma financial information in accordance with paragraph 20.2 of Annex I of the Prospectus Directive Regulation.

It is our responsibility to form an opinion, as required by paragraph 7 of Annex II of the Prospectus Directive Regulation, as to the proper compilation of the Pro forma financial information and to report that opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Save for any responsibility arising under Prospectus Rule 5.5.3R (2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with paragraph 23.1 of Annex I of the Prospectus Directive Regulation, consenting to its inclusion in the Prospectus.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma financial information with the directors of Prudential plc.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of Prudential.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America or other jurisdictions, apart from the United Kingdom and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

•	the Pro forma financial information has been properly compiled on the basis stated; and

•	such basis is consistent with the accounting policies of Prudential.

Declaration

For the purposes of Prospectus Rule 5.5.3R (2)(f) we are responsible for this report as part of the prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the prospectus in compliance with paragraph 1.2 of Annex I of the Prospectus Directive Regulation.

Yours faithfully

KPMG Audit Plc

The following is a text of the reports from Prudential’s reporting accountants KPMG Audit Plc (Chartered Accountants) and KPMG (Certified Public Accountants) for the purposes of incorporation in this prospectus

Accountants’ report — HK purposes
The Directors
Prudential plc
Laurence Pountney Hill
London, EC4R 0HH

17 May 2010

Dear Sirs

Prudential

We report on the unaudited pro forma income statement and the unaudited pro forma net tangible asset statement (the “Pro Forma Financial Information”) of Prudential and its subsidiaries (the “Prudential Group”), as enlarged by the acquisition of AIA Group Limited (“AIA”) (the “Enlarged Group”) set out in Section A of Part XVI of the prospectus dated 17 May 2010 (the “Prospectus”), which has been prepared by the directors of Prudential solely for illustrative purposes to provide information about how the Hong Kong initial listing, acquisition of AIA and the Rights Issue might have affected the financial information presented. The basis of preparation of the unaudited Pro Forma Financial Information is set out therein.

Responsibilities

It is the responsibility solely of the directors of Prudential to prepare the unaudited Pro Forma Financial Information in accordance with Paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “HK Listing Rules”) and with reference to Accounting Guideline 7 “Preparation of Pro Forma Financial Information for inclusion in Investment Circulars” issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”).

It is our responsibility to form an opinion, as required by paragraph 4.29(7) of the Listing Rules, on the unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Save for any responsibility arising under the Hong Kong Listing Rules to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this opinion or our statement, required by and given solely for the purposes of complying with the Hong Kong Listing Rules, consenting to its inclusion in the Prospectus.

Basis of opinion

We conducted our work in accordance with Hong Kong Standard on Investment Circular Reporting Engagements (“HKSIR”) 300 “Accountants’ Reports on Pro Forma Financial Information in Investment Circulars” issued by the HKICPA. Our work consisted primarily of comparing the unadjusted financial information with source documents, considering the evidence supporting the adjustments and discussing the unaudited Pro Forma Financial Information with the directors of the Company. The engagement did not involve independent examination of any of the underlying financial information.

Our work did not constitute an audit or review made in accordance with Hong Kong or International Standards on Auditing or Hong Kong or International Standards on Review Engagements issued by the HKICPA or the

International Auditing and Assurance Standards Board (“IAASB”) respectively, and accordingly, we do not express any such audit or review assurance on the unaudited Pro Forma Financial Information.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the unaudited Pro Forma Financial Information has been properly compiled by the directors of Prudential on the basis stated, that such basis is consistent with the accounting policies of Prudential and that the adjustments are appropriate for the purposes of the unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

Our procedures on the unaudited Pro Forma Financial Information have not been carried out in accordance with attestation standards or other standards and practices generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if they had been carried out in accordance with those standards and practices.

The unaudited Pro Forma Financial Information is for illustrative purposes only, based on the judgements and assumptions of the directors of Prudential, and because of its hypothetical nature, it does not provide any assurance or indication that any event will take place in the future and may not be indicative of the financial position of the Enlarged Group as at 31 December 2009 or any future date or the profit of the Enlarged Group for the period ended on 31 December 2009 or any future period.

We make no comments regarding the reasonableness of the amount of net proceeds from the issuance of the Prudential shares, the application of those net proceeds, or whether such use will actually take place as described under “Information about the Transactions” set out in Part V of the Prospectus.

Opinion

In our opinion:

a) the unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated;

b) such basis is consistent with the accounting policies of Prudential, and

c) the adjustments are appropriate for the purposes of the unaudited Pro Forma Financial Information as disclosed pursuant to Paragraph 4.29(1) of the HK Listing Rules.

Yours faithfully

KPMG Audit Plc	KPMG
Chartered Accountants	Certified Public Accountants
London, United Kingdom	Hong Kong

C.	Pro forma net worth and value-in-force on a European Embedded Value Basis

The unaudited pro forma information set out below has been prepared to illustrate the effect on the European Embedded Value net worth and value-in-force of Prudential Group as if the proposed transaction had taken place on 31 December 2009. The pro forma information has been prepared for illustrative purposes only and because of its nature addresses a hypothetical situation and, therefore, does not represent the Enlarged Group’s actual financial result or financial position following the transaction.

The pro forma financial information has been prepared on the basis of the accounting policy for European Embedded Value (EEV) which is to follow the EEV principles and on the basis that the transaction took place on 31 December 2009. Both the EEV methodology adopted by Prudential plc and the EEV methodology adopted for AIA Group is in accordance with the EEV principles and guidance issued in May 2004 by the European Insurers’ CFO forum and expanded by the additional guidance on EEV disclosures issued in October 2005 except for certain disclosure points referred to in the Consulting Actuaries’ Report as set out in Section C of Part XV of this document.

		Adjustments

	Prudential
	Group	AIA Group	AIA Group
	Year Ended	Year Ended	Year Ended	Purchase	Pro forma
	31 December	30 November	30 November	and Rights Issue	Enlarged
	2009(1)	2009(2)	2009	Adjustments(3)	Group
	£m	$m	£m	£m	£m
Total net assets — EEV basis	15,273	21,953	13,377	3,870	32,520

Notes:

1)	The net worth and value-in-force — EEV basis for Prudential Group at 31 December 2009 has been extracted without material adjustment from the EEV basis Supplementary information set out in the Prudential Annual Report for 2009.
2)	The net worth and value-in-force — EEV basis for AIA Group at 30 November 2009 has been extracted from the Consulting Actuaries’ Report set out in Section C of Part XV of this document and converted to £ sterling using a 30 November 2009 exchange rate of £1 = USD1.6411, but without any further material adjustment.
3)	The purchase adjustments shown in the table above are for goodwill and other fair value adjustments of £8,606 million, less debt instruments (net of expenses) of £4,334 million, the fair value of the liability for the coupons payments and delivery of additional shares, beyond those to be delivered under fixed obligations, of the Mandatory Convertible Notes of £302 million, and transaction expenses of £100 million. These Transaction costs exclude the effect of any amounts in respect of the foreign currency hedging arrangements that Prudential has put in place to convert the pounds sterling proceeds of the Rights Issue into US dollars, which is the currency in which New Prudential must pay the cash element of the consideration. Note 5 to the pro forma income statement provides additional explanation of these items.

4)	No account has been taken of any trading or changes in financial position of Prudential Group after 31 December 2009 and of AIA Group after 30 November 2009
5)	The EEV methodology adopted by Prudential Group is in accordance with the EEV principles and guidance issued in May 2004 by the European Insurers’ CFO forum and expanded by the additional guidance on EEV disclosures issued in October 2005. The EEV methodology adopted for AIA Group is also in accordance with the EEV principles and guidance issued in May 2004 by the European Insurers’ CFO forum and expanded by the additional guidance on EEV disclosures issued in October 2005, except for certain disclosure points referred to in the Consulting Actuaries’ Report set out in Section C of Part XV of this document. As such, both companies have adopted EEV methodologies that are in accordance with the EEV principles although the principles do allow for different approaches to be taken by companies. There are two principal differences between the EEV methodology adopted by Prudential and that adopted for AIA Group. The first is in relation to the way that risk is allowed for in the embedded value calculations and the second is in relation to the way that long term economic assumptions are set. Both approaches are acceptable under the EEV principles. It is important to note that each of these differences should not be considered in isolation, but together with the other differences as part of the entire basis i.e. the risk discount rates should be considered in conjunction with the long term economic assumptions rather than separately, and vice versa.
6)	The Prudential Group net assets of £15,273 million on the EEV basis at 31 December 2009 comprise £6,083 million in respect of Asian operations and £9,190 million for the Group’s other operations. After addition of the AIA Group EEV basis net assets at 30 November 2009 of £13,377 million (as shown above) on an aggregate basis 68% of the Enlarged Group’s EEV net assets, without applying adjustments for the Transactions or Rights Issue, was attributable to Asian businesses.

7)	Included within the Total net worth and value-in-force-EEV basis results of Prudential Group and AIA Group is the value of new business for the twelve months ended 31 December 2009 and the twelve months ended 30 November 2009 respectively. The value of new business for the twelve months to 31 December 2009 for the Asian operations of the Prudential Group and to 30 November 2009 for the AIA Group are shown in the following table. Exchange rates used are average exchange rates for the year to 31 December 2009 for the Prudential Group and the rates at 30 November 2009 for the AIA Group. The value of new business for Prudential Group and AIA Group has been extracted from Section C of Part XIV of the document and Section C of Part XV of the document respectively.

	2009 £m							2009
				Present
			Annual	value of
			premium	new	Pre-tax		Post-tax	Pre-tax new
	New business		and	business	new		new	business
	premiums		contribution	premiums	business		business	margin
	Single	Regular	equivalents (APE)	(PVNBP)	contribution	Tax	contribution	APE	PVNBP

Prudential Group (A)	14,495	1,447	2,896	21,195	1,607	(476)	1,131	56%	7.6%
Prudential Group — Total Asian operations (B)	842	1,177	1,261	6,245	713	(180)	533	57%	11.4%
AIA Group — Total (C)*	879	1,188	1,276	6,557	510	(138)	372	40%	7.8%

Total Asian operations (B) + (C)	1,721	2,365	2,537	12,802	1,223	(318)	905	48%	9.6%

Total Prudential Group AIA Group (A) + (C)	15,374	2,635	4,172	27,752	2,117	(614)	1,503	51%	7.6%

* Based on required capital and reserving consistent with Hong Kong statutory levels and after an allowance for Group expenses

D.	Accountants’ report on pro forma net worth and value-in-force on a European Embedded Value Basis

The following is the text of a report received from Prudential’s reporting accountant, KPMG Audit Plc (Chartered Accountants), for the purpose of incorporation in this prospectus.

The Directors
Prudential plc
Laurence Pountney Hill
London, EC4R 0HH

17 May 2010

Dear Sirs

Prudential plc

We report on the pro forma financial information (the “Pro Forma Financial Information”) set out in Section C of Part XVI of the prospectus dated 17 May 2010, which has been prepared on the basis described therein, for illustrative purposes only, to provide information about how the transaction might have affected the net worth and value-in-force presented under the accounting policy for European Embedded Value (EEV) which is to follow the EEV principles issued by the Chief Financial Officers Forum of European Insurance Companies in May 2004 and expanded by the Additional Guidance on EEV Disclosures published in October 2005 (together, the “EEV Principles”) in preparing the EEV basis supplementary information for the period ended 31 December 2009. This report is required by item 20.2 of Annex I of the Prospectus Directive Regulation and is given for the purpose of complying with those paragraphs and for no other purpose.

Responsibilities

It is the responsibility of the Directors of Prudential to prepare the Pro Forma Financial Information in accordance with item 20.2 of Annex I of the Prospectus Directive Regulation.

It is our responsibility to form an opinion, as required by item 7 of Annex II of the PD Regulation, as to the proper compilation of the Pro Forma Financial Information and to report that opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro Forma Financial Information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Save for any responsibility arising under Prospectus Rule 5.5.3R (2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with paragraph 23.1 of Annex I of the Prospectus Directive Regulation, consenting to its inclusion in the Prospectus.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro Forma Financial Information with the Directors of Prudential.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro Forma Financial Information has been properly compiled on the basis stated and that such basis is consistent with the EEV Principles.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America or other jurisdictions, apart from the United Kingdom, and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

•	the Pro Forma Financial Information has been properly compiled on the basis stated; and

•	such basis is consistent with the accounting policies of the issuer.

Declaration

For the purposes of Prospectus Rule 5.5.3R (2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the prospectus in compliance with item 1.2 of Annex I of the Prospectus Directive Regulation.

Yours faithfully

KPMG Audit Plc

PART XIX

ADDITIONAL INFORMATION

4.	Memorandum and Articles of Association

In accordance with the Companies Act and since 1 October 2009, Prudential’s Memorandum of Association contains only basic information about the original members of Prudential and the principal constitutive document of Prudential is its Articles of Association.

The following is a summary of both the rights of Prudential’s shareholders and certain provisions of Prudential’s Articles of Association. Rights of Prudential’s shareholders are set out in Prudential’s Articles of Association or are provided for by English law. This section is a summary and, therefore, does not contain full details of Prudential’s Articles of Association. A complete copy of Prudential’s Articles of Association, adopted at the annual general meeting on 14 May 2009 and effective on 1 October 2009, is available for inspection as set out at paragraph 26 of this Part XIX.

Share capital

On 31 December 2009, Prudential’s issued share capital consisted of 2,532,227,471 ordinary shares of 5 pence each, all fully paid up and listed on the London Stock Exchange. Prudential also has American Depositary Shares referenced to its ordinary shares, issued under a depositary agreement with JP Morgan Chase Bank and listed on the New York Stock Exchange.

The Companies Act abolished the requirement for a company to have an authorised share capital. The issued share capital of Prudential is not currently divided into different classes of shares. The Board has the power to issue preference shares but to date no preference shares have been issued. The Board shall determine whether any preference shares are to be redeemable, their dividend rights, their rights to a return of capital or to share in the assets of Prudential on a winding-up or liquidation and their rights to attend and vote at general meetings of Prudential prior to the date on which the preference shares are allotted. The Board, as permitted by the Companies Act, will have discretion to determine the terms and manner of redemption of redeemable shares when the shares are allotted. Prudential maintains an authority lasting for five years from 14 May 2009 to allot preference shares on the above terms.

The Board may only capitalise any amounts available for distribution in respect of any series or class of preference shares if to do so would mean that the aggregate of the amounts so capitalised would be less than the multiple, if any, determined by the Board of the aggregate amount of the dividends payable in the 12 month period following the capitalisation on the series or class of preference shares and on any other preference shares in issue which rank pari passu in relation to participation in profits. This restriction may be overruled with either: (i) the written consent of the holders of at least three-quarters in nominal value; or (ii) a special resolution passed at a general meeting of the holders of the class or series of preference shares.

Dividends and other distributions

Under English law, Prudential may pay dividends only if distributable profits are available for that purpose. Distributable profits are accumulated, realised profits not previously distributed or capitalised, less accumulated, realised losses not previously written off in a reduction or reorganisation of capital. Even if distributable profits are available, Prudential may only pay dividends if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves, including, for example, the share premium account, and the payment of the dividend does not reduce the amount of the net assets to less than that aggregate. Subject to these restrictions, the Directors may recommend to ordinary shareholders that a final dividend be declared, recommend the amount of any such dividend, determine whether to pay a distribution by way of an interim dividend, and the amount of any such interim dividend out of the profits of Prudential, but must take into account Prudential’s financial position. Final dividends become a legal liability of a company upon the later of the date they are declared by shareholders and the date the shareholder approval expresses them to be payable. Interim dividends only become a legal liability of a company at the moment they are paid unless a company’s articles of association provide for declarations of interim dividends by directors. Prudential’s Articles do not provide for declaration of interim dividends.

Subject to any such terms attaching to preference shares in issue, the profits available for distribution and resolved to be distributed are distributed to the ordinary shareholders.

Prudential or the Directors determine the date on which Prudential pays dividends. Prudential pays dividends to the shareholders on the register on the record date (as determined by the company acting in accordance with guidelines and an annual dividend timetable published by the London Stock Exchange) in proportion to the amounts paid up on the shares held by each shareholder. There are no fixed dates on which entitlements to dividends arise. Interest is not payable on dividends or other amounts payable in respect of shares.

The Directors have the discretion to offer shareholders the right to elect to receive additional shares (credited as fully paid) instead of all or any part of a cash dividend. The aggregate value of additional shares that a shareholder may receive under such an election is as nearly as possible equal to (but not greater than) the cash amount the shareholder would have received. Prudential does not issue fractions of shares and the Directors may make such provision as they think appropriate to deal with any fractional entitlements. The Directors may exclude shareholders from the right to receive shares instead of cash dividends if the Directors believe that extending the election to such shareholders would violate the laws of any territory or for any other reason the Directors consider in their absolute discretion appropriate.

If a shareholder does not claim a dividend within 12 years of such dividend becoming due for payment, if the Board so resolves, such shareholder forfeits his right to receive it. Such unclaimed amounts may be invested or otherwise used for Prudential’s benefit.

Shareholder meetings

English law provides for shareholders to exercise their power to decide on corporate matters at general meetings. In accordance with English law, Prudential is required to call and hold annual general meetings. At annual general meetings, shareholders receive and consider the statutory accounts and the reports by Prudential’s auditor and its Directors, approve the Directors’ remuneration report, elect and re-elect Directors, declare final dividends, approve the appointment of Prudential’s auditor, authorise the Directors to determine the auditor’s remuneration, and transact any other business which ought to be transacted at a general meeting, pursuant to either the Articles of Association or English law. General meetings to consider specific matters may be held at the discretion of the Directors and must be convened, in accordance with English law, following the written request of shareholders representing at least 5% of the voting rights of the issued and paid-up share capital. The quorum required under the Articles of Association for a general meeting is two shareholders present in person or by proxy.

Under the Shareholders’ Rights Directive (which was implemented in the UK with effect from 3 August 2009) notice periods for all general meetings have to be 21 days, except for a meeting (i) which is not an annual general meeting, (ii) for which an electronic facility for voting and appointing proxies is available to all members, and (iii) in respect of which a company obtains shareholder approval annually to retain the shorter 14-day notice period. Prudential has been able to call general meetings (other than annual general meetings) on 14 days’ notice and obtained shareholder approval at the annual general meeting on 14 May 2009 to enable it to continue to do so after the implementation of the Directive. The approval will be effective until the next annual general meeting when it is expected that a similar resolution will be proposed.

Voting rights

Voting at any meeting of shareholders is by a show of hands unless a poll is demanded as described below. On a show of hands every shareholder holding ordinary shares who is present in person, or a duly appointed proxy or in the case of a corporation, its duly authorised corporate representative, has one vote. On a poll, every shareholder who is present in person or by proxy and every duly authorised corporate representative has one vote for every share held. Only the holders of fully paid shares are allowed to attend, be counted in the quorum at meetings and vote. If more than one joint shareholder votes, only the vote of the shareholder whose name appears first in the register is counted. A shareholder whose shareholding is registered in the name of a nominee may only attend and vote at a general meeting if appointed by his or her nominee as a proxy or a corporate representative.

Resolutions of the shareholders generally require the approval of a majority of the shareholders to be passed. Such resolutions, referred to as ordinary resolutions, require:

•	on a show of hands, a majority in number of the shareholders present and voting in person or by duly appointed proxies or (in the case of corporate shareholders) by authorised corporate representatives to vote in favour, or

•	on a poll, more than 50% of the votes cast to be in favour.

Some resolutions, referred to as special resolutions, such as a resolution to amend the Articles of Association, require a 75% majority. Such special resolutions require:

•	on a show of hands, at least 75% of the shareholders present and voting in person or by duly appointed proxies or (in the case of corporate shareholders) by authorised corporate representatives to vote in favour, or

•	on a poll, at least 75% of the votes cast to be in favour.

Any shareholder who is entitled to attend and vote at a general meeting may appoint one or more proxies to attend and vote at the meeting on his or her behalf.

The following persons may demand a poll:

•	the chairman of the meeting;

•	at least five shareholders present in person, by corporate representative or by proxy having the right to vote on the resolution;

•	any shareholder or shareholders present in person, by corporate representative or by proxy and representing at least 10% of the total voting rights of all shareholders having the right to vote on the resolution; or

•	any shareholder or shareholders present in person, by corporate representative or by proxy and holding shares conferring a right to vote on the resolution on which an aggregate sum has been paid up equal to at least 10% of the total sum paid up on all shares conferring that right.

Transfer of shares

Transfers of shares may be made by an instrument of transfer. An instrument of transfer must be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. The transferor remains the holder of the relevant shares until the name of the transferee is entered in the share register. Transfers of shares may also be made by a computer-based system (currently the CREST system) and transferred without a written instrument in accordance with English company law. The Directors may in certain circumstances refuse to register transfers of shares, but only if such refusal does not prevent dealings in the shares from taking place on an open and proper basis. If the Directors refuse to register a transfer, they must send the transferee notice of the refusal within two months stating the reason(s) for such refusal.

Changes in share capital

The Directors require authority to allot from shareholders before issuing new shares. The class and other rights attaching to new classes of shares may be determined by resolution of the shareholders or may be delegated by the shareholders to the Directors. The following changes in share capital may only take place after approval by an ordinary resolution of the shareholders:

•	share consolidations, and

•	subdivisions of shares.

Reductions in issued share capital and share premium account must be approved by a special resolution of the shareholders and must be confirmed by an order of the court.

Purchase of own shares

Prudential is subject to the provisions of the Companies Act and the Listing Rules in relation to repurchases of shares. As the Hong Kong Stock Exchange is not a recognised investment exchange for the purposes of the Companies Act, any proposed repurchases of shares on the Hong Kong Stock Exchange by Prudential would be an “off-market purchase” for the purposes of, and would accordingly need to comply with the provisions for off-market purchases set out in, the Companies Act. On this basis, Prudential does not currently intend to effect repurchases of shares through the facilities of the Hong Kong Stock Exchange.

In the absence of any prohibition in its Articles, Prudential may purchase its own shares (subject to, in the case of an on-market purchase, the passing of an ordinary resolution, and in the case of an off-market purchase, a special resolution by shareholders), unless the purchase would result in there no longer being any issued shares in the capital of the company other than redeemable shares or treasury shares. There is currently no such prohibition in the Articles. Only fully paid shares may be repurchased, and certain procedural requirements as set out in the Listing Rules must be followed.

Prudential may issue shares of any class which are redeemable at the option of either Prudential or the shareholder, on such terms and conditions and in such manner as shall be determined by the Board prior to the date on which such shares are allotted.

Reasons for repurchases

The Directors consider that there may be circumstances in which it would be desirable for Prudential to purchase its own shares in the market. Although the Directors have no immediate plans to make such purchases, they would like to be able to act if circumstances arose in which they considered such purchases to be desirable. Purchases would only be made if their effect would be to increase earnings per share and they would be for the benefit of shareholders generally.

Renewal of authority for purchase of own shares

At Prudential’s annual general meeting, a special resolution will be proposed to authorise Prudential to make market purchases of its ordinary shares up to a maximum nominal value of £12,672,000, representing 253,440,000 ordinary shares in Prudential, at prices not exceeding the highest of (i) 105 per cent of the average middle market value of an ordinary share for the five business days preceding the date of purchase and (ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is being carried out.

Prudential may retain any shares it purchases as treasury shares, with a view to possible re-issue at a future date, or may cancel the shares. If Prudential were to purchase any of its own ordinary shares, it would consider holding them as treasury shares, pursuant to the authority conferred by this resolution. This would enable Prudential to re-issue treasury shares quickly and cost-effectively and would provide Prudential with additional flexibility in the management of its capital base. The Directors have no immediate plans to exercise this authority, which will expire at the earlier of 30 June 2011 or the conclusion of the annual general meeting of Prudential in 2011.

Funding of repurchases

In repurchasing securities, Prudential may only apply funds legally available for such purpose and must do so in accordance with its Memorandum of Association and Articles of Association, the Companies Act and the Listing Rules.

Power of subsidiaries to own shares in Prudential

Under English company law, a body corporate cannot be a member of a company which is its own holding company, and any allotment or transfer of shares in a company to its own subsidiary is void.

There are two exceptions to this general rule, where (i) the subsidiary is concerned only as either a personal representative or a trustee (unless either the holding company or the relevant subsidiary of the holding company is beneficially interested under the trust), and (ii) the shares in the holding company are held by the subsidiary in the ordinary course of its business as an intermediary (which must involve, among other requirements, carrying on a bona fide business of dealing in securities).

Variation of rights

If the share capital of Prudential is divided into different classes of shares, the rights of any class of shares may be changed or taken away only if such measure is approved by a special resolution passed at a separate meeting of the members of that class, or with the written consent of at least three quarters of the members of that class. Two persons holding or representing by proxy at least one-third in nominal amount of the issued shares of the class must be present at such a meeting in person or by proxy to constitute a quorum.

The Board may not authorise, create or increase the amount of, any shares of any class or any security convertible into shares of any class or any security which is convertible into shares of any class ranking, as regards rights to participate in the profits or assets in Prudential, in priority to a series or class of preference shares without the consent in writing of at least three-quarters in nominal value of, or the sanction of a special resolution of, the holders of such series or class of preference shares.

Lien

Prudential has a lien on every share that is not a fully paid share.

Accidental omission to give notice

Accidental omission to send notice of a meeting to any person entitled to receive it, or the non-receipt for any reason of any such notice, shall not invalidate the proceedings of that meeting.

Shareholders resident abroad

There are no limitations on non-resident or foreign shareholders’ rights to own securities in Prudential or exercise voting rights where such rights are given under English company law.

Procedures on liquidation

Prudential is subject to the general insolvency law applicable to English companies.

On a winding-up or liquidation, voluntary or otherwise, the residue, if any, of the surplus assets of Prudential available for distribution among the members shall belong to the holders of ordinary shares and shall be divided among them in proportion to the amounts paid up or credited as paid up in the shares held by each respective member. This apportionment of surplus assets is subject to the special rights attaching to any preference shares or other class of shares in issue.

Calls on shares and forfeiture of shares

Subject to the terms of allotment, the Board may make calls on members to pay to Prudential any monies outstanding on their shares. If a call remains unpaid in whole or in part after it becomes due and payable, the Board may serve notice requiring payment of monies owed. In the event of non-compliance with that notice, the Board may resolve that any share in respect of which the notice was sent is forfeited. The forfeiture shall include all unpaid dividends or other monies payable in respect of the forfeited share. A person shall cease to be a member in respect of any share which has been forfeited.

Board of Directors

The Board manages the business of Prudential. However, Prudential’s shareholders must approve certain matters, such as changes to the share capital and the election and re-election of Directors. Directors are appointed subject to the Articles of Association. The Board may appoint Directors to fill vacancies and appoint additional Directors who hold office until the next annual general meeting. The Articles of Association require that each Director must have beneficial ownership of a given number of ordinary shares. The number of shares is determined by ordinary resolution at a general meeting and is currently 2,500. The minimum number of Directors is eight and the maximum number is 20. Shareholders may vary the limits on the number of Directors by ordinary resolution. As at the date of this prospectus there are 14 members on the Board.

At every annual general meeting, any Director who has been appointed by the Board since the last annual general meeting; or who held office at the time of the two preceding annual general meetings and who did not retire at either of them; or who has held office with Prudential, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting, shall retire from office and may offer himself or herself for re-election by shareholders. Shareholders may remove any Director before the end of his or her term of office by ordinary resolution and may appoint another person in his or her place by ordinary resolution.

The Directors may exercise all the powers of Prudential to borrow money and to mortgage or charge any of its assets provided that the total amount borrowed does not, when aggregated with the total borrowing (which excludes, among other things, intra-group borrowings and amounts secured by policies, guarantees, bonds or contracts issued or given by Prudential or its subsidiaries in the course of its business) of all of its subsidiaries, exceed the aggregate of the share capital and consolidated reserves and of one-tenth of the insurance funds of Prudential and each of its subsidiaries as shown in the most recent audited consolidated balance sheet of the group prepared in accordance with English law.

The limits on the powers of the Directors to borrow money are imposed by the Articles of Association, not English company law. They can therefore be removed or altered by amending the Articles by special resolution. However, the inclusion of such borrowing restrictions is recommended by the Association of British Insurers (“ABI”), a body which represents many of the UK’s largest institutional shareholders. If any attempt were made by Prudential to remove or loosen the restrictions, in contravention of the ABI’s recommendation, the ABI could recommend that shareholders vote against the necessary resolution. It is therefore relatively unlikely, in practice, that such a resolution would be proposed as long as the ABI’s current approach to borrowing restrictions is maintained.

The Directors have the power, to the extent permitted by law and subject to the provisions of Chapter 10 (Significant Transactions) of the Listing Rules, to dispose of any asset of Prudential.

There is no age restriction applicable to Directors in the Articles of Association.

Directors’ interests in contracts

A Director may hold positions with or be interested in other companies and, subject to applicable legislation, contract with Prudential or any other company in which Prudential has an interest.

A Director may not vote or be counted in the quorum in relation to any resolution of the Board in respect of any contract in which he or she has an interest. This prohibition does not, however, apply to any resolution where that interest cannot reasonably be regarded as likely to give rise to a conflict of interest or where that interest arises only from certain matters specified in the Articles of Association, including the following:

•	certain matters that benefit the Prudential Group (such as a guarantee, indemnity or security in respect of money lent or obligations undertaken by the Director at the request of or for the benefit of Prudential or one of its subsidiaries);

•	certain matters that are available to all other Directors and/or employees (such as the provision to the Director of an indemnity where all other Directors are being offered indemnities on substantially the same terms or in respect of any contract for the benefit of group employees under which the Director benefits in a similar manner to the employees); and

•	certain matters that arise solely from the Director’s interest in shares or debentures of Prudential (such as where Prudential or one of its subsidiaries is offering securities in which offer the Director is entitled to participate as a holder of securities or in respect of any contract in which a Director is interested by virtue of his interest in securities in Prudential).

Prudential may by ordinary resolution suspend or relax these provisions to any extent or ratify any contract not properly authorised by reason of a contravention of these provisions contained in its Articles of Association.

In accordance with English company law, the Articles of Association allow the Board to authorise any matter which would otherwise involve a Director breaching his duty under the Companies Act to avoid conflicts of interest or potential conflicts of interest and the relevant Director is obliged to conduct himself or herself in accordance with any terms imposed by the Board in relation to such authorisation.

Directors’ power to vote on own terms of appointment

A Director shall not vote on or be counted in the quorum in relation to any resolution of the Board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with Prudential or any other company in which Prudential is interested.

Directors’ remuneration

The remuneration of the executive Directors and the Chairman is determined by the Remuneration Committee, which consists of independent, non-executive Directors. The remuneration of the non-executive Directors is determined by the Board. For further details on the remuneration of Directors and details of compensation payable to Directors on loss of office, see the section entitled “Payments to Directors for loss of office” below, and paragraph 6 of this Part XIX.

Transactions with Directors

Prudential may only grant a loan or quasi-loan, or provide security or other financial accommodation, to its Directors and their connected persons if approval has been obtained from shareholders at a general meeting.

Payments to Directors for loss of office

In accordance with English company law, Prudential must obtain the approval of members in general meeting before making a payment in cash or non-cash benefits to a Director or past director or any connected person as compensation for loss of any office (including as a Director) or employment with Prudential or any of its subsidiary undertakings, and before making any payment in connection with his retirement. However, approval is not required for a payment made in good faith in discharge of an existing legal obligation, such as under an employment contract which has no connection with the event giving rise to the payment for loss of office.

Change of control

There is no specific provision in the Articles of Association that would have an effect of delaying, deferring or preventing a change in control of Prudential and that would operate only with respect to a merger, acquisition or corporate restructuring involving Prudential, or any of its subsidiaries.

Exclusive jurisdiction

Under the Articles of Association, any proceeding, suit or action between a shareholder and Prudential and/or its Directors arising out of or in connection with the Articles of Association or otherwise, between Prudential and any of its Directors (to the fullest extent permitted by law), between a shareholder and Prudential’s professional service providers and/or between Prudential and its professional service providers (to the extent such proceeding, suit or action arises in connection with a proceeding, suit or action between a shareholder and such professional service provider) may only be brought in the courts of England and Wales.

Disclosure of interests

There are no provisions in the Articles of Association that require persons acquiring, holding or disposing of a certain percentage of Prudential’s shares to make disclosure of their ownership percentage. The basic disclosure requirement under Part 6 of the FSMA 2000 and Rule 5 of the Disclosure and Transparency Rules imposes a statutory obligation on a person to notify Prudential and the FSA of the percentage of the voting rights in Prudential he or she directly or indirectly holds or controls, or has rights over, through his or her direct or indirect holding of certain financial instruments, if the percentage of those voting rights:

•	reaches, exceeds or falls below 3% and/or any subsequent whole percentage figure as a result of an acquisition or disposal of shares or financial instruments; or

•	reaches, exceeds or falls below any such threshold as a result of any change in the number of voting rights attached to shares in Prudential.

The Disclosure and Transparency Rules set out in detail the circumstances in which an obligation of disclosure will arise, as well as certain exemptions from those obligations for specified persons. Under section 793 of the Companies Act, Prudential may, by notice in writing, require a person that Prudential knows or has reasonable cause to believe is or was during the three years preceding the date of notice interested in Prudential shares, to indicate whether or not that is the case and, if that person does or did hold an interest in Prudential’s shares, to provide certain information as set out in the Companies Act.

Where a company serves notice under the provisions described above on a person who is or was interested in shares of the company and that person fails to give the company the information required by the notice within the time specified in the notice, the company may apply to an English court for an order directing that the shares in question be subject to restrictions prohibiting, among other things, any transfer of those shares, the exercise of voting rights in respect of those shares and, other than in liquidation, payments in respect of those shares.

In addition, under the Articles of Association, a shareholder may lose the right to vote his shares if he or any other person appearing to be interested in those shares fails to comply within a prescribed period of time with such a request to give the required information with respect to past or present ownership or interests in those shares, or makes a statement in response to such a request which is in the opinion of the directors false or misleading in any material manner. In the case of holders of 0.25% or more of the issued share capital of Prudential (or any class of the share capital), in addition to disenfranchisement, the sanctions that may be applied by Prudential under its Articles of Association include withholding the right to receive payment of dividends on those shares, and restrictions on transfers of those shares. In the case of holders of less than 0.25% of the issued share capital of Prudential, the sanction is disenfranchisement alone.

The Disclosure and Transparency Rules further deal with the disclosure by certain persons, including directors, of interests in shares of the listed companies of which they are directors, and in derivatives or other financial instruments relating to those shares. The City Code also imposes strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and also on their respective associates during the course of an offer period.

Mandatory bids and compulsory acquisition rules relating to Prudential Shares

Other than as provided by the City Code and Chapter 28 of the Companies Act, there are no rules or provisions relating to mandatory bids and/or squeeze-out and sell-out rules relating to Prudential.

Mandatory bid

The City Code applies to Prudential. Under the City Code, if an acquisition of interests in shares were to increase the aggregate holding of the acquirer and its concert parties to interests in shares carrying 30% or more of the voting rights in Prudential, the acquirer and, depending on circumstances, its concert parties would be required (except with the consent of the Panel on Takeovers and Mergers) to make a cash offer for the outstanding shares in Prudential at a price not less than the highest price paid for interests in shares by the acquirer or its concert parties during the previous 12 months. This requirement would also be triggered by any acquisition of interests in shares by a person holding (together with its concert parties) shares carrying between 30% and 50% of the voting rights in Prudential if the effect of such acquisition were to increase that person’s percentage of the total voting rights in Prudential.

Squeeze-out

Under the Companies Act if an offeror were to make an offer to acquire all of the shares in Prudential not already owned by it and were to acquire 90% of the shares to which such offer related, it could then compulsorily acquire the remaining 10%. The offeror would do so by sending a notice to outstanding members telling them that it will compulsorily acquire their shares and then, six weeks later, it would deliver a transfer of the outstanding shares in its favour to Prudential which would execute the transfers on behalf of the relevant members, and pay the consideration to Prudential which would hold the consideration on trust for outstanding members. The consideration offered to the members whose shares are compulsorily acquired under this procedure must, in general, be the same as the consideration that was available under the original offer unless a member can show that the offer value is unfair.

Sell-out

The Companies Act also gives minority members a right to be bought out in certain circumstances by an offeror who has made a takeover offer. If a takeover offer related to all the shares in Prudential and, at any time before the end of the period within which the offer could be accepted, the offeror held or had agreed to acquire not less than 90% of the shares, any holder of shares to which the offer related who had not accepted the offer could by a written communication to the offeror require it to acquire those shares. The offeror would be required to give any member notice of his/her right to be bought out within one month of that right arising. The offeror may impose a time limit on the rights of minority members to be bought out, but that period cannot end less than three months after the end of the acceptance period or, if later, three months from the date on which notice is served on members notifying them of their sell-out rights. If a member exercises his/her rights, the offeror is entitled and bound to acquire those shares on the terms of the offer or on such other terms as may be agreed.

7.	New Share Plans

The following is a summary of the main provisions of the New Share Plans which, subject to the approval of the shareholders of Prudential, New Prudential will adopt to operate after the Scheme Effective Date. The operation of each share plan will be governed by the rules of that plan. In each case, the new plan is substantially identical to the corresponding Prudential Share Scheme. New Prudential will also adopt new plans to replace (or, where appropriate amend the existing plans) the remaining Prudential Share Schemes.

In addition (but subject to shareholders approval), New Prudential has passed a resolution which will allow it to establish additional share plans for the benefit of the New Prudential group’s overseas employees provided that such plans operate within the equity dilution limits described below and (save to the extent necessary or desirable to take account of overseas tax, securities and exchange control laws) such plans do not confer upon participants benefits which are greater than those which could be obtained from the plans described below and that, once such plans have been established, they may not be amended without the approval of New Prudential in general meeting if such approval would be required to amend the corresponding provision of the plans described below.

I	New Prudential Group Performance Share Plan (Group PSP)

(i)	Administration

The Remuneration Committee of New Prudential or other duly authorised Board committee (the “Committee”) is responsible for determining awards to, and administering the Group PSP.

(ii)	Eligibility

All employees of the New Prudential group, as well as any executive directors who are required to devote substantially all of their time to the business of the New Prudential group, are eligible to participate in the Group PSP at the discretion of the Committee.

(iii)	Grant of awards

Awards may be granted in the six weeks following the date on which the Group PSP is adopted by New Prudential. Thereafter, awards may normally only be granted in the six weeks following the announcement by New Prudential of its results for any period, or where there are circumstances considered by the Committee to be exceptional. Awards may also be granted outside these periods in connection with the commencement of an eligible employee’s employment if this is appropriate. However, at all times, the grant of awards will be subject to the terms of the Model Code for transactions in securities by directors and New Prudential Share Dealing Rules.

No awards may be granted later than ten years after the approval of the Group PSP by the shareholders of Prudential.

Awards may take the form of:

•	an option to acquire ordinary shares in New Prudential at nil or nominal cost;

•	a conditional right over ordinary shares in New Prudential; or

•	such other form that shall confer to the participant an equivalent economic benefit.

Awards may be granted over newly issued shares, treasury shares and shares purchased in the market and held by an employee benefit trust established by any member of the New Prudential group.

Awards granted under a nil or nominal cost option can be exercised no later than the tenth anniversary of the date of award (or such earlier date as determined by the Committee at the date of the award).

Awards under the Group PSP will not be pensionable. Awards are not transferable (other than on death) without the consent of the Committee. No payment will be required for the grant of an award.

(iv)	Performance conditions

Awards will vest subject to the satisfaction of challenging conditions which will determine how much (if any) of the award will vest at the end of the performance period. The period over which performance will be measured shall not be less than three years (except as noted below).

The performance conditions will be designed to link reward to the achievement of stretching levels of performance and the creation of shareholder value. The performance period will normally start on the first date of the financial year in which the award is made.

Details of the performance conditions applied to awards made to executive directors will be set out in the Directors’ Remuneration Report each year.

The performance conditions may be varied in certain circumstances following the grant of an award so as to achieve the original purpose but not so as to make the achievement of the performance conditions any more or less difficult to satisfy.

(v)	Individual limits

For employees who are required to devote substantially all of their time to the business of the New Prudential group based in the US or such other jurisdictions as the Committee determines to be appropriate, the maximum award which may be granted under the Group PSP in respect of any financial year will be over shares worth 550% of basic salary. For all other employees the maximum will be 350% of basic salary. Awards granted under the New Prudential Business Unit Performance Plan in respect of the relevant financial year shall be included in these limits.

(vi)	Dilution limits

The maximum number of new issue shares that may be allocated under the Group PSP must not exceed the following limits:

a)	in any 10-year period, the aggregate number of new issue shares allocated under the Group PSP, when added to the number of new issue shares allocated under all other employee share plans operated by Prudential or New Prudential must not exceed 10% of the issued ordinary share capital of New Prudential from time to time; and

b)	in any 10-year period, the aggregate number of new issue shares allocated under the Group PSP, when added to the number of new issue shares allocated under all other discretionary employee share plans operated by Prudential or New Prudential must not exceed 5% of the issued ordinary share capital of New Prudential from time to time.

While it remains best practice to do so, treasury shares will be treated as newly issued for the purposes of these limits.

Awards granted to participants under the Prudential Share Schemes in exchange for their awards under those plans will be treated as having been granted at the time when the awards which they replace were originally granted.

(vii)	Leaving employment

A participant’s awards will normally lapse unless he or she has remained in employment with the New Prudential group until after the end of the performance period.

The Committee may, however, allow exceptions where a participant leaves employment as a result of death, injury or disability, the company or business for which he or she works being sold out of the New Prudential group or for any other reason at the Committee’s discretion.

If a participant leaves as a result of death, injury or disability before the end of the performance period, the Committee may, in its discretion, decide the extent to which an award will vest having regard to the performance condition at date of leaving and the period of time that has elapsed since the award was granted.

If a participant leaves as a result of the company or business for which he or she works being sold out of the New Prudential group, the Committee may, in its discretion, determine the extent to which awards vest or are carried forward in an appropriate form, taking account of the circumstances of the transaction, performance (of New Prudential and/or the performance condition) and the time elapsed.

In any other circumstances where the Committee decides to exercise its discretion on a participant leaving employment, the Committee may determine the timing of and extent to which an award may vest, normally having regard to the period of time that has elapsed since the award was granted and the performance condition measured from the start of the performance period to the date of departure or to the end of the 3-year performance period.

(viii)	Dividends

Participants will normally be entitled to the value of reinvested dividends that would have accrued on their vested shares, unless at the time of an award the Committee determines otherwise.

(ix)	Change of control or reconstruction

In the event of a change of control of New Prudential as a result of a takeover, reconstruction or winding up of New Prudential (not being an internal reorganisation), the Committee may require awards to be exchanged for new awards in the acquiring company on a comparable basis. Alternatively, the Committee may, at its discretion, determine the extent to which awards may vest and/or become exercisable taking into account the performance of New Prudential and the period of time which has elapsed since the date of the award having regard to the following table:

Proportion of performance period that	Proportion of award which is eligible
has elapsed at change of control	for release subject to performance

Less than 12 months	33%
12 months — 24 months	67%
More than 24 months	100%

As an alternative to early release, the Committee may permit participants to exchange their awards for new awards of shares in the acquiring company on a comparable basis.

(x)	Adjustments

Awards may be adjusted if there is a variation in the share capital of New Prudential such as a rights or bonus issue, or if New Prudential implements a demerger, or a special dividend, that would affect the value of awards.

(xi)	Rights attaching to shares

Shares allotted or transferred under the Group PSP will rank equally with all other ordinary shares of New Prudential for the time being in issue (except for rights attaching to such shares by reference to a record date prior to the exercise of the award). New Prudential will apply for the listing of any new shares allotted under the Group PSP.

(xii)	Amendments

The Group PSP may at any time be altered by the Committee in any respect. However, any alterations to the rules governing eligibility, limits on participation and the number of new shares available under the Group PSP, terms of vesting and adjustment of awards for variations in share capital, which are to the advantage of participants must be approved in advance by the shareholders of New Prudential in general meeting unless the alteration or addition is minor in nature and/or made to benefit the administration of the Group PSP, to comply with the provisions of any existing or proposed legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or New Prudential group companies.

The Committee shall not make any amendment that would materially prejudice the existing interest of a participants except with the prior consent of the participant.

II	New Prudential Business Unit Performance Plans (BUPP)

(i)	Administration

The Remuneration Committee of New Prudential or any other duly authorised committee (the “Committee”) is responsible for determining awards to, and administering the BUPP.

(ii)	Eligibility

All employees of the New Prudential group, as well as any executive directors who are required to devote substantially all of their time to the business of the New Prudential group, are eligible to participate in the BUPP at the discretion of the Committee.

(iii)	Grant of awards

Awards may be granted in the six weeks following the date on which the BUPP is adopted by New Prudential. Thereafter, awards may normally only be granted in the six weeks following the announcement by New Prudential of its results for any period, or where there are circumstances considered by the Committee to be exceptional. Awards may also be granted outside these periods in connection with the commencement of an eligible employee’s employment if this is appropriate. However, at all times, the grant of awards will be subject to the terms of the Model Code for transactions in securities by directors and New Prudential’s Share Dealing Rules.

No awards may be granted later than ten years after the approval of the BUPP by the shareholders of New Prudential.

Awards may take the form of a combination of cash and ordinary shares in New Prudential. For executive directors, 50% of the award will be denominated in ordinary shares, or such greater proportion as determined by the Committee.

The proportion of the award which is denominated in ordinary shares in New Prudential may take the form of:

•	an option to acquire ordinary shares in New Prudential at nil or nominal cost;

•	a conditional right over ordinary shares in New Prudential; or

•	such other form (including a cash award) that shall confer to the participant an equivalent economic benefit.

The awards may be granted over newly issued shares, treasury shares and shares purchased in the market and held by an employee benefit trust established by New Prudential.

Awards granted under a nil or nominal cost option can be exercised no later than the tenth anniversary of the date of awards (or such earlier date as determined by the Committee at the date of the award).

Awards under the BUPP will not be pensionable. Awards are not transferable other than on death without the consent of the Committee. No payment will be required for the grant of an award.

(iv)	Performance conditions

Awards will vest subject to the satisfaction of challenging conditions which will determine how much (if any) of the award will vest at the end of the performance period. The period over which performance will be measured shall not be less than three years.

The performance conditions will be designed to link reward to the achievement of stretching levels of performance and the creation of shareholder value in each business unit. The performance period normally will start on the first day of the financial year in which the award is made.

Details of the performance conditions applied to awards made to the executive directors will be set out in the Directors’ Remuneration Report each year.

The performance conditions may be varied in certain circumstances following the grant of an award so as to achieve the original purpose but not so as to make the achievement of the performance conditions any more or less difficult to satisfy.

(v)	Individual limits

For employees who are required to devote substantially all of their time to the business of the New Prudential group based in the United States or such other jurisdictions as the Committee determines to be appropriate, the maximum award which may be granted under the BUPP in respect of any financial year will be 550% of basic salary.

For all other employees the maximum award will be 350% of basic salary. Awards granted under the Group Performance Share Plan in respect of the relevant financial year shall be included in these limits.

(vi)	Dilution limits

The maximum number of new issue shares that may be allocated under the BUPP must not exceed the following limits:

(a)	in any 10-year period, the aggregate number of new issue shares allocated under the BUPP, when added to the number of new issue shares allocated under all other employee share plans operated by New Prudential or Prudential must not exceed ten % of the issued ordinary share capital of New Prudential from time to time; and

(b)	in any 10-year period, the aggregate number of new issue shares allocated under the BUPP, when added to the number of new issue shares allocated under all other discretionary employee share plans operated by New Prudential or Prudential must not exceed five % of the issued ordinary share capital of New Prudential from time to time.

While it remains best practice to do so, treasury shares will be treated as newly issued for the purposes of these limits.

Awards granted to participants under the Prudential Share Schemes in exchange for their awards under those plans will be treated as having been granted at the time when the awards which they replace were originally granted.

(vii)	Leaving employment

A participant’s award will normally lapse unless he or she has remained in employment with the New Prudential group until after the end of the performance period.

The Committee may, however, allow exceptions where a participant leaves employment as a result of death, injury or disability, the company or business for which he or she works being sold out of the New Prudential group or for any other reason at the Committee’s discretion.

If a participant leaves for reason of death, injury or disability before the end of the performance period, the Committee may, in its discretion decide the extent to which an award will vest having regard to the performance condition at the date of leaving and the period of time that has elapsed since the award was granted.

If a participant leaves as a result of the company or business for which he or she works being sold out of the New Prudential group, the Committee may, in its discretion, determine the extent to which awards vest or are carried forward in an appropriate form taking account of the circumstances of the transaction, performance (of New Prudential and/or the performance condition) and the time elapsed.

In any other circumstance where the Committee decides to exercise its discretion on a participant leaving employment, the Committee may determine the timing of and extent to which an award may vest having regard to the period of time that has elapsed since the award was granted and the performance condition measured from the start of the performance period to the date of departure or to the end of the three-year performance period.

(viii)	Dividends

Participants will normally be entitled to the value of reinvested dividends that would have accrued on their vested shares, unless at the time of an award the Committee determines otherwise.

(ix)	Change of control or reconstruction

In the event of a change of control of New Prudential as a result of a takeover, reconstruction or winding-up of New Prudential (not being an internal reorganisation), the Committee may require awards to be exchanged for new awards in the acquiring company on a comparable basis. Alternatively, the Committee may, at its discretion, determine the extent to which awards may vest and/or become exercisable taking into account the performance of New Prudential and the period of time which has elapsed since the date of the award having regard to the following table:

Proportion of performance period that	Proportion of award which is eligible
has elapsed at change of control	for release subject to performance

Less than 12 months	33%
12 months — 24 months	67%
More than 24 months	100%

As an alternative to early release, the Committee may permit participants to exchange their awards for new awards of shares in the acquiring company on a comparable basis.

(x)	Adjustments

Awards may be adjusted if there is a variation in the share capital of New Prudential such as a rights or bonus issue, or if New Prudential implements a demerger, or a special dividend, that would affect the value of awards.

(xi)	Rights attaching to shares

Shares allotted or transferred under the BUPP will rank equally with all other ordinary shares of New Prudential for the time being in issue (except for rights attaching to such shares by reference to a record date prior to the exercise of the award). New Prudential will apply for the listing of any new shares allotted under the BUPP.

(xii)	Amendments

The BUPP may at any time be altered by the Committee in any respect. However, any alterations to the rules governing eligibility, limits on participation and the number of new shares available under the BUPP, terms of vesting and adjustment of awards for variations in share capital, which are to the advantage of participants must be approved in advance by the shareholders of New Prudential in general meeting unless the alteration or addition is minor in nature and/or made to benefit the administration of the BUPP, to comply with the provisions of any existing or proposed legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or New Prudential group companies.

The Committee shall not make any amendment that would materially prejudice the existing interest of a participant except with the prior consent of the participant.

III	New Prudential UK Savings Related Share Option Scheme (the SAYE Scheme)

(i)	Administration

The directors of New Prudential, or a duly authorised committee thereof, (the “Committee”) are responsible for the operation and administration of the SAYE Scheme, which is designed to obtain HMRC approval under the Income Tax (Earnings and Pensions) Act 2003.

(ii)	Eligibility

All UK resident employees (including directors) of New Prudential, or any subsidiary nominated to join in the SAYE Scheme, who have completed a specified minimum period of service, will be eligible to apply for options.

(iii)	Options

Options will entitle the holder to acquire ordinary shares of New Prudential. Options may be satisfied by the issue of new shares, the transfer of shares held in treasury or the purchase of shares in the market.

Options will be personal to the participant and may not be transferred.

(iv)	Exercise price

The exercise price may not be less than an amount equal to 80% of the average of the closing middle-market quotations of a New Prudential Share, as derived from the Daily Official List of the London Stock Exchange, for such three consecutive dealing days as the Committee may select in the 30-day period (or, if applications have to be scaled down, the 42-day period) prior to the date of grant.

(v)	Savings contract

As a condition of the grant of an option, an eligible employee must agree to enter into a savings contract with a bank or building society approved by the Committee under which the employee agrees to pay monthly contributions over a 3 or 5-year period and on the maturity of which a tax-free bonus is payable.

(vi)	Individual limit

The aggregate maximum monthly contribution payable by an employee under all savings contracts linked to the SAYE Scheme may not exceed such sum as the Committee may determine, being not more that the amount from time to time permitted by the Income Tax (Earnings and Pensions) Act 2003 (currently, £250).

An option will be over such number of ordinary shares in New Prudential as has a total exercise price as nearly as possible equal to, but not exceeding, the amount repayable under the relevant savings contract on its maturity.

(vii)	Dilution limits

The maximum number of new issue shares that may be allocated under the SAYE Scheme in any 10-year period must not, when added to the number of new issue shares allocated under all other employee share plans operated by Prudential or New Prudential, exceed 10% of the issued ordinary share capital of New Prudential from time to time.

While it remains best practice to do so, treasury shares will be treated as newly issued for the purposes of these limits.

Awards granted to participants under the Prudential Share Schemes in exchange for their awards under those plans will be treated as having been granted at the time when the awards which they replace were originally granted.

(viii)	Exercise of options

Options will normally be exercisable in whole or in part during the period of six months starting on the maturity date of the related savings contract. A participant may also exercise his options within six months of reaching age 65.

Whenever an option is exercised, it may only be exercised to the extent of the amounts then repayable under the related savings contract (including any interest or bonus).

(ix)	Leaving employment

If the participant leaves as a result of death, his personal representatives may exercise his options in the 12 months following his death or, if earlier, the maturity date of the related savings contract. If a participant ceases to be employed within the New Prudential group for a permitted reason, the participant may exercise his options in the six months following the termination of his employment. A permitted reason is: injury; ill-health; disability; redundancy; retirement at age 65 or at the age at which he is bound to retire in accordance with his terms of employment; the sale of the company or business in which the participant works; and, in the case of any option which the participant has held for at least three years, on a mutual termination of employment. If a participant ceases to be employed in any other circumstances, his option will lapse.

(x)	Change of Control

The exercise of options will also be permitted in the event of a change of control including a change of control resulting from a restructuring, a scheme of arrangement pursuant to Part 26 of the Companies Act 2006 or a takeover or a voluntary winding up of New Prudential.

In the event of a change of control, participants may surrender their options in return for substitute options over shares in the acquiring company or another company. If, immediately following the change of control, not less than 75% of the shareholders of the acquiring company are the same as the shareholders of New Prudential before the change of control and the participants are offered or granted substitute options, the Committee may deem that unvested options are exchanged, unless the participant objects.

(xi)	Adjustments

Options may be adjusted if there is a variation in the share capital of New Prudential such as a rights or bonus issue, that would affect the value of awards.

(xii)	Rights attaching to shares

Shares allotted or transferred under the SAYE Scheme will rank equally with all other New Prudential Shares for the time being in issue (except for rights attaching to such shares by reference to a record date prior to the exercise of the award). New Prudential will apply for the listing of any new shares allotted under the SAYE Scheme.

(xiii)	Amendments

The SAYE Scheme may at any time be altered by the Committee in any respect. However, any alterations to the rules governing eligibility, limits on participation and the number of shares available under the SAYE Scheme, terms of vesting and adjustment of awards for variations in share capital, which are to the advantage of participants must be approved in advance by the shareholders of New Prudential in general meeting unless the alteration or addition is minor in nature and/or made to benefit the administration of the SAYE Scheme, to comply with the provisions of any existing or proposed legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or New Prudential group companies.

The Committee shall not make any amendment that would materially prejudice the existing interest of a participant except with the prior consent of the participant.

IV	New Prudential Irish SAYE Scheme

This scheme will apply for the benefit of employees working in the Republic of Ireland. Its provisions are substantially similar to those of the SAYE Scheme.

V	New Prudential International (Employees) SAYE Scheme

This scheme will apply for the benefit of employees working outside the UK and the Republic of Ireland. Its provisions are substantially similar to those of the SAYE Scheme.

VI	New Prudential International (Non-Employees) SAYE Scheme

This scheme will apply to incentivise and retain individuals, such as insurance agents, who are not employees of the New Prudential group but who are closely connected with this group. Its provisions are substantially similar to those of the SAYE Scheme save that options lapse when the participant’s contract for services ends unless the Committee in its absolute discretion decides otherwise, when the Board may decide the terms on which the options may be exercised.

VII	New Prudential Share Incentive Plan (SIP)

(i)	Administration

The Board or an authorised committee thereof, (the “Committee”) is responsible for the operation and administration of the SIP.

(ii)	Eligibility

All UK resident employees (including directors) of New Prudential, and any subsidiary nominated to participant in the SIP, who have completed a specified minimum period of service will be eligible to participate in the SIP. Other employees may be invited to participate in the SIP at the discretion of the directors of New Prudential or duly authorised committee thereof.

(iii)	Constitution

The SIP will be constituted by a trust deed.

(iv)	Operation of the Plan

On any occasion on which the Committee decides to operate the SIP, it may be operated on one or more of the following bases:

(a)	as a Free Plan;

(b)	as a Partnership Plan; and

(c)	as a Matching Plan.

(v)	Free Plan

The employing companies will provide the trustees with funds to enable them to subscribe for and/or purchase ordinary shares in New Prudential which will then be allocated to the eligible employees. The maximum individual allocation of Shares under the Free Plan (“Free Shares”) in any tax year will be the limit from time to time specified by the Income Tax (Earnings and Pensions) Act 2003 (currently, £3,000).

Any allocation of Free Shares must be made on similar terms; however, the allocation can be linked to remuneration, length of service, number of hours worked, or to such individual, team, divisional or corporate performance as the Committee may decide. The performance targets set for each unit must be broadly comparable and must not contain any features which have the effect of concentrating the awards on directors or higher-paid employees.

Free Shares must be held by the trustees for a minimum period of three years or for such longer period not exceeding five years as the Committee may decide. If a participant ceases to be employed within the New Prudential group, his Free Shares must be withdrawn from the trust. If the shares are withdrawn from the trust before the end of the 5-year period, the participant may incur an income tax and national insurance liability.

If the participant ceases to be employed within the minimum 3-year period (or within such shorter period as the Committee may decide) otherwise than in certain specified circumstances such as redundancy or disability, the Committee may provide that his Free Shares will be forfeited.

(vi)	Partnership Plan

Under the Partnership Plan, an eligible employee may enter into an agreement with New Prudential to allocate part of his pre-tax salary each year to subscribe for and/or purchase Shares (“Partnership Shares”). The maximum allocation may not exceed that from time to time permitted by the Income Tax (Earnings and Pensions) Act 2003 (currently, £1,500). The agreement may provide for the Partnership Shares to be bought within 30 days of the day on which the deduction is made. Alternatively, the agreement may provide for the deductions to be accumulated for a period (not exceeding 12 months) and for the Partnership Shares to be bought within 30 days of the end of that period.

A participant may withdraw his Partnership Shares at any time and must do so on ceasing to be employed within the New Prudential group but, if he does so before the Partnership Shares have been held in the trust for five years, he may incur an income tax and national insurance liability.

(vii)	Matching Plan

If the Committee decides to operate the Partnership Plan in any period, it may also decide to operate the Matching Plan in the same period. Under the Matching Plan, the employing companies will provide the trustees with funds to enable them to subscribe for and/or purchase Shares (“Matching Shares”) which will then be allocated to the eligible employees who have purchased Partnership Shares up to the maximum from time to time permitted by the Income Tax (Earnings and Pensions) Act 2003.

Matching Shares must be held by the trustees for a minimum period of three years or for such longer period not exceeding five years as the Committee may decide. If a participant ceases to be employed within the New Prudential group, his Matching Shares must be withdrawn from the trust. If the shares are withdrawn from the trust before the end of the 5-year period, the participant may incur an income tax liability and national insurance.

If the participant ceases to be employed within the minimum 3-year period (or within such shorter period as the Committee may decide) other than for a specified reason such as redundancy or disability or withdraws his Partnership Shares from the trust before the end of the minimum 3-year period, the Committee may provide that his Matching Shares will be forfeited.

(viii)	Subscription price

The subscription price of any Free or Matching Shares issued will be the greater of the nominal value of the share on the date of subscription and the market value of a share. The subscription price for Partnership Shares will be the market value at the date of subscription or, if there is an accumulation period, the market value at the start of the period, if lower.

(ix)	Dilution limits

The maximum number of new issue shares that may be allocated under the SIP in any 10-year period must not, when added to the number of new issue shares allocated under all other employee share plans operated by Prudential or New Prudential, exceed 10% of the issued ordinary share capital of New Prudential from time to time.

While it remains best practice to do so, treasury shares will be treated as newly issued for the purposes of these limits.

Awards granted to participants under the Prudential Share Schemes in exchange for their awards under those plans will be treated as having been granted at the time when the awards which they replace were originally granted.

(x)	Leaving employment

If a participant ceases to be an eligible employee the trustees shall transfer to the participant any shares held by the trustee or if the participant so directs, dispose of the shares and account for proceeds of the sale to the participant.

(xi)	Dividends

Any dividends paid on the Free, Partnership or Matching Shares will, subject to a specified limit, be paid or re-invested in the purchase of additional shares in New Prudential, unless otherwise directed by the Committee.

(xii)	Voting rights

The trustees of the SIP will not exercise the voting rights attributable to the shares held in the trust except in accordance with the participant’s instructions.

(xiii)	Change of Control

In the event of a general offer being made to the shareholders of New Prudential or a rights or capitalisation issue, participants will be able to direct the trustees how to act on their behalf.

(xiv)	Listing

New Prudential will apply for any shares issued pursuant to the SIP to be admitted to the Official List and for permission to trade in those shares. Shares issued under the SIP will rank equally in all respect with existing New Prudential Shares except for rights attaching to shares by reference to a record date prior to the date of allotment.

(xv)	Benefits non-pensionable

Benefits under the SIP will not form part of a participant’s remuneration for pension purposes.

(xvi)	Amendments

The Committee may amend the SIP, or the terms of awards, to take account of changes to any applicable legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the New Prudential group.

Except as described above no amendment which is to the advantage of employees or participants may be made, without the prior approval of the shareholders of New Prudential in general meeting, to those provisions dealing with eligibility, individual or eligible employees scheme limits, determination of price, rights attaching to shares acquired under the SIP, the rights of participants on winding up, the terms of awards, the adjustment of awards or the power of amendment.

VIII	M&G Executive Long Term Incentive Plan 2010 (the M&G 2010 LTIP)

(i)	Administration

The Remuneration Committee of New Prudential or any other duly authorised committee (the “Committee”) is responsible for the operation and administration of the M&G 2010 LTIP.

(ii)	Eligibility

All directors and employees of M&G or any member of the New Prudential group who are not under notice of termination of employment or directorship are eligible to participate in the M&G 2010 LTIP.

(iii)	Awards

Awards of phantom shares are granted in the absolute discretion of the Committee. The amount of any payment due under any award will be determined by reference to M&G’s operating profits and fund investment performance, over a performance period of three financial years, with usually a notional starting share price of £1.00 per phantom share.

Each year, the number of phantom shares to be awarded will depend on the performance of M&G in the financial year prior to the award being made and an assessment of each participant’s contribution. Thus the award to be made in 2011 will be related to the business performance in 2010.

Awards will normally be paid out shortly after the announcement of results for the final year of the performance period. The amount of the payout is based on the sustained performance of M&G both in terms of appropriate levels of profitability and maintaining strong fund investment performance.

At the end of the three year performance period, the value of the phantom shares awarded is based on the IFRS profits achieved at the end of the 3-year period. The number of phantom shares subject to the award will be adjusted at the end of the performance period to take account of the performance of M&G both in terms of profitability and maintaining strong investment performance as follows:

(iv)	Profit growth

•	Awards will be scaled back based on profit performance achieved if profits in the third year are less than the average of the profits in the years prior to and over the performance period.

•	The scaling back will be on a straight-line basis from zero % to 100% of the award between zero profit and the achievement of profits equal to the average.

•	No award will vest in the event of a loss or zero profit, irrespective of fund performance.

•	No adjustment will be made if the profits at the end of the third year are at least equal to the average of the profits in the years prior to and over the performance period.

(v)	Investment performance

•	Where investment performance over the three year performance period is in the top two quartiles the number of phantom shares vesting will be enhanced. A sliding scale will apply up to 200% of the annual award, which is awarded when top quartile performance is reached.

•	Awards will be forfeited if investment performance is in the fourth quartile, irrespective of any performance growth.

No benefits under the plan are pensionable and awards cannot be transferred except on death.

(vi)	Adjustments

The Committee may make adjustments to the terms of awards if there are changes in accounting policy, there is a merger or demerger or disposal of all or part of the M&G business, if anybody obtains control of M&G or New Prudential or following any other change in M&G’s structure that has a material impact on the value of awards.

(vii)	Leaving employment

If a participant leaves the New Prudential group, the award will normally be forfeited unless he or she leaves because of death, disability or for reasons attributable to a change of control (as defined below) within 12 months of the change of control. In these circumstances, the award would be paid out immediately but would be pro-rated based on the number of days the participant was employed compared with the total number of days in the performance period. The amount of the payment would be as described above but based on operating profits for complete financial years only and fund investment performance at the end of the previous financial year.

If a participant leaves for any other reasons, the Committee may, in its discretion decide that the award will be carried forward or paid out early. The Committee will determine the amount of any early payment taking account of the performance of M&G and the method which is used for determining payouts for other good leavers.

(viii)	Change of control

In the event of a change of control of New Prudential, the award will normally remain in place and the payment at the end of the normal 3-year period will be underpinned by the payment which would have been made if operating profits had been as projected by the most recently adopted M&G business plan prior to the change of control. The Committee may determine in its absolute discretion that the award vests taking into account performance and pro-rating for time as appropriate.

For these purposes, a change of control also includes a sale of the participant’s employer outside the New Prudential group.

(ix)	Amendments

The plan may at any time be altered by the Committee in any respect. However, any alteration to the rules governing eligibility, limits on participation, the basis on which payouts are made and adjustments to awards which are to the advantage of participants must be approved in advance by the shareholders of New Prudential in general meeting unless the alteration or addition is minor in nature and/or is made to benefit the administration of the plan, to comply with the provisions of existing or proposed legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or members of the New Prudential group.

IX	New Prudential Europe Share Participation Plan (ESPP)

(i)	Administration

The Board, or a duly constituted committee thereof, (the “Committee”) is responsible for the operation and administration of the ESPP.

(ii)	Eligibility

All Irish resident employees, including full time directors of New Prudential and its participating subsidiaries who have not less than three months continuous service are eligible to participate in the ESPP in any year in which it is operated. Other employees may be eligible to participate in the ESPP at the Committee’s discretion.

(iii)	Constitution

The ESPP will be constituted by a trust deed.

(iv)	Limitations

The maximum number of shares that may be allocated to any one participant in any year shall be determined by the relevant Irish legislation for the time being in-force.

(v)	Operation of the Plan

On any occasion on which the Committee decides to operate the ESPP, it will decide the allocation basis, i.e; the manner in which eligible employees may participate, the amount of funds that may be made available to the ESPP by the participating employers, the basis on which those funds will be made available and the allocation amongst the participants of the ordinary shares of New Prudential acquired with the contributions.

The ESPP sets out different bases of allocations which can be used at the discretion of the Committee. In all cases the Taxes Consolidation Act 1997 provides that the basis of allocation must satisfy the requirements of the Irish Revenue Commissioners for similar terms treatment for all participants. Shares can be acquired from company contributions and from employees’ salary foregone funds.

The trustees will apply the amounts received by them in acquiring ordinary shares in New Prudential for allocation amongst the participants. The trustees (as directed by the Committee) will acquire the shares.

Shares allocated to a participant will be held by the trustees for a minimum period of two years from the date of allocation or for such other period as specified by the Irish Taxes Consolidation Act 1997, during which period they may not be sold or dealt in except on the death of the participant, the attainment of pensionable age (as defined in section 2 of the Irish Social Welfare (Consolidation) Act 2005) or the termination of employment by reason of injury, disability or redundancy.

Shares must be held within the ESPP for three years, or for such other period as may be specified by the Irish Taxes Consolidation Act 1997, in order to be released to participants free of income tax.

(vi)	Dividends

While a participant’s shares remain held by the trustees, he will receive any dividends paid on those shares.

(vii)	Voting rights

The participant may direct the trustees how to exercise the voting rights attaching to his shares while they are held in trust. The trustees will not exercise those voting rights except in accordance with the participant’s instructions.

(viii)	Change of control, reorganisations etc

In the event of a general offer being made to the shareowners or a rights or capitalisation issue, participants will be able to direct the trustees how to act on their behalf.

(ix)	Amendments

The ESPP may at any time be altered by the Committee, provided that no amendment shall: alter to the disadvantage of a participant his rights in respect of shares under the ESPP; result in the ESPP ceasing to be approved by the Irish Revenue Commissioners; or take effect unless the prior written approval from the Irish Revenue Commissioners has been obtained.

X	New Prudential Share Option Plan (“SOP”)

(i)	Administration

Options under the SOP may be granted by the Board, or a duly authorised committee thereof (the “Committee”) on behalf of New Prudential, the trustees of the plan or a Subsidiary. In the remainder of this summary, the term “the Grantor” will refer to the administering body that is responsible for the appropriate award. Where the Grantor is not the Committee the terms of any option must be approved in advance by the Committee.

(ii)	Eligibility

Any employee of the New Prudential group will be eligible to participate in the plan at the discretion of the Committee.

(iii)	Grant of Options

Options may be granted at any time after approval of the plan. However, at all times the grant of options will be subject to the terms of the Model Code for transactions in securities by directors and New Prudential’s share dealing rules. No options may be granted later than 10 years after the adoption of the SOP. The option price may not be less than the closing price on the day preceding the date of grant taken from the Official List.

Options are non-transferable and will be not be pensionable. No payment will be required for the grant of an option.

(iv)	Performance Conditions

The vesting of an option and the extent to which it vests may be subject to the satisfaction of any objective performance targets and any other conditions set by the Grantor at the time of the grant. The performance conditions may be varied (or waived) in certain circumstances following the grant of an option in a way which is intended to be reasonable in the circumstances and to produce a fairer measure of performance and is not materially more or less difficult to satisfy (except in the case of a waiver).

An option will generally vest no earlier than 3 years from the date of grant and must be exercised within 10 years (or such shorter period as the Committee may determine).

(v)	Individual Limits

An option will not be granted to an individual if it will cause the aggregate market value of: the shares subject to that option, the shares which they may acquire on exercising other options and the shares which they may acquire on exercising options under any other HMRC approved discretionary scheme established by any member of the New Prudential group, to exceed the amount permitted by statute (currently £30,000).

(vi)	Dilution Limits

The maximum number of new issue shares that may be allocated under the SOP must not exceed in any 10 year period when added to the number of new issue shares allocated under all other employee share plans operated by New Prudential or Prudential, 10% of the issued ordinary share capital of New Prudential from time to time.

While it remains best practice to do, treasury shares will be treated as newly issued for the purposes of these limits. Awards granted to participants under the Old Share Plans in exchange for their awards under those plans will be treated as having been granted at the time when the awards which they replaced were originally granted.

(vii)	Leaving Employment

A participant’s options will lapse if the optionholder ceases to be employed within the New Prudential group.

(viii)	Rights Attaching to Shares

Shares issued or transferred under the SOP will rank equally with all other New Prudential Shares for the time being in issue (except for rights attaching to such shares by reference to a record date prior to the date of such issue or transfer). New Prudential will apply for the listing of any new shares allotted under the SOP, if and so long as New Prudential Shares are listed on the Official List and traded on the London Stock Exchange.

(ix)	Change of Control

In the event of a change of control of New Prudential the options under the SOP may be exchanged for new options. If options are not exchanged then they will become exercisable to the extent that the relevant performance targets have been satisfied at the date of the change of control but only on a time pro rated basis (unless the Committee decides otherwise).

(x)	Variations in Share Capital

Options may be adjusted if there is a variation in the share capital of New Prudential such as a capitalisation issue, a rights issue, a rights offer or bonus issue and a sub-division, consolidation or reduction in the capital of New Prudential.

(xi)	Amendments

The plan rules may from time to time be amended by the Committee but any change to a key feature of the SOP will need to be approved by HMRC. The provisions relating to eligibility, limits on the number or amount of the shares subject to the scheme, the maximum entitlement for any one participant and the basis for determining a participant’s entitlement to shares and for the adjustment of such entitlements if there is any variation in the share capital cannot be altered to the advantage of participants without the prior approval of shareholders in general meeting except for minor amendments to benefit the administration of the scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any member of the New Prudential group.

XI	Momentum Retention Plan

(i)	Administration

The plan will be operated and administrated by a committee (including Directors) or persons appointed for the purposes of administering the plan (the “Committee”).

(ii)	Eligibility

Employees who are participants in the Momentum development programme are eligible to participate in the plan.

(iii)	Grant of awards

Participants in the plan may receive an award of deferred shares or phantom shares which will be settled in cash. For the deferred shares awards/phantom awards half of the shares will be released 4 years from the award date, and the other half will be released 7 years from the award date.

Awards are not pensionable and cannot be transferred except on death.

(iv)	Leaving employment

A participant’s awards will lapse if the participant leaves the New Prudential group before the shares are released or ceases to participate in the Momentum development programme. However, the Committee may decide that some or all of the award will continue or will be released after termination of the participant’s employment or ceasing to participate in the programme (or vest on such event) in the following circumstances: illness, injury, the company or business in which the employee works being transferred out of the New Prudential group, disability and death.

(v)	Change of control or reconstruction

In the event of a change of control of New Prudential as a result of a takeover, or a reconstruction or winding up of New Prudential, the awards will be exchanged for new awards in the acquiring Company on a comparable basis. Alternatively, the Committee may, at its discretion, determine the extent to which awards will be released.

(vi)	Adjustments

Awards may be adjusted by the Committee if there is a variation in the share capital or reserves of New Prudential (such as a capitalisation or rights issue or any consolidation, sub-division or reduction), or the implementation by New Prudential of a demerger or a special dividend.

(vii)	Rights attaching to shares

Until the release date a participant shall not have any beneficial ownership of shares which are subject to the award, and will not have any right to any dividends or voting rights attached to the shares.

(viii)	Dilution Limits

The maximum number of new issue shares which may be allocated under the plan in any 10-year period must not when added to the number of new issue shares allocated under all other employee share plans operated by Prudential or New Prudential exceed 10% of the issued ordinary share capital of New Prudential from time to time.

While it remains best practice to do so, treasury shares will be treated as newly issued for the purposes of these limits. Awards granted to participants under the Old Share Plans in exchange for their awards under those terms will be treated as been granted at the time when the awards which they replaced were originally granted.

(ix)	Amendments

The plan may be altered at any time in any respect. However, any alterations to the rules which govern eligibility, limits on participation and the number of shares available under the plan, the terms of vesting and adjustments of awards for variations in the share capital which are to the advantage of participants must be approved in advance by the shareholders of New Prudential in general meeting unless the alteration or addition is minor in nature and/or made to benefit the administration of the plan, to comply with the provisions of any existing or proposed legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or New Prudential group companies.

16.	Material contracts of the Prudential Group

Set out below is a summary of (a) each material contract (other than contracts entered into in the ordinary course of business) to which Prudential or any member of the Prudential Group is a party which has been entered into within the two years immediately preceding the date of this prospectus; and (b) any other contract (not being a contract entered into in the ordinary course of business) entered into by Prudential or any member of the Prudential Group which contains a provision under which Prudential or any member of the Prudential Group has any obligation or entitlement which is material to the Prudential Group as at the date of this prospectus:

16.1	Acquisition Agreement

Please refer to the summary of the Acquisition Agreement at Part V of this prospectus.

16.2	Underwriting Agreement

Pursuant to an Underwriting Agreement dated 17 May 2010 between Prudential, the Joint Sponsors, the Joint Global Co-ordinators, the Joint Bookrunners, the Joint Lead Managers, the Co-Lead Managers, the Co-Managers and the Underwriters, the Joint Global Co-ordinators have agreed severally to use reasonable endeavours to procure acquirers for, or failing which, the Underwriters shall acquire in their Underwriting Proportions, up to 13,964,557,750 Rights Issue Shares to the extent not taken up under the Rights Issue, in each case at the Issue Price.

In consideration of their agreement to underwrite the Rights Issue Shares, and subject to their obligations under the Underwriting Agreement having become unconditional and the Underwriting Agreement not having been terminated, Prudential shall pay: (a) to the Underwriters, a commission of 2.50% on the aggregate proceeds of the Rights Issue Shares, to be shared between the Underwriters in proportion to their Underwriting Proportions (b) to the Joint Global Co-ordinators, a commission of 0.25% on the aggregate proceeds of the Rights Issue (c) to the Joint Global Co-ordinators, in Prudential’s absolute discretion, a discretionary fee of up to 0.25% on the aggregate proceeds of the Rights Issue, and (d) to the Underwriters, a further discretionary fee of up to 0.25% on the aggregate proceeds of the Rights Issue, to be shared among the Underwriters at the sole discretion of Prudential. Out of such fees (to the extent received by the Joint Global Co-ordinators) they will pay any sub-underwriting commission (to the extent sub-underwriters are or have been procured).

Prudential shall pay (whether or not the obligations under the Underwriting Agreement of Joint Bookrunners, the Joint Global Co-ordinators, the Joint Lead Managers, the Co-Lead Managers, the Co-Managers and the Underwriters become unconditional) all costs and expenses of, or in connection with, the Acquisition, the Rights Issue, the introductions on the Hong Kong Stock Exchange and the SGX-ST, the General Meeting, UK Admission, HK Admission, Singapore Admission and the Underwriting Agreement and related agreements.

The obligations of the Joint Bookrunners, the Joint Global Co-ordinators, the Joint Lead Managers, the Co-Lead Managers, the Co-Managers and the Underwriters under the Underwriting Agreement are subject to certain conditions including, among others:

(A)	the passing, without material amendment, of the Rights Issue Resolution (which itself is conditional upon the passing of the Scheme Resolutions) at the General Meeting on the date of the General Meeting specified in the General Meeting Notice;

(B)	the Acquisition Agreement remaining in full force and effect, not having lapsed and not having been terminated in accordance with its terms prior to UK Admission, and no condition to which the Acquisition

Agreement is subject having become incapable of satisfaction and, if capable of waiver, not having been waived prior to UK Admission;

(C)	nothing occurring prior to UK Admission which, in accordance with the terms of the Bridge Facility, prevents or would prevent the drawdown of funds under the Bridge Facility, save to the extent that replacement financing is made available as envisaged by the terms of the Bridge Facility;

(D)	UK Admission becoming effective by not later than 8.00 a.m. (London time) on Tuesday 8 June 2010 (or such later time and date as Prudential and the Joint Global Co-ordinators may agree);

(E)	each condition to enable the Nil Paid Rights and the Fully Paid Rights to be admitted as a participating security in CREST (other than UK Admission) being satisfied on or before Tuesday 8 June 2010;

(F)	each condition to enable the Nil Paid Rights to be admitted as eligible securities for deposit, clearance and settlement in CCASS (other than HK Admission) being satisfied on or before the date of the General Meeting;

(G)	at the time of UK Admission, either HK Admission having occurred or there being no indication that the Listing Committee of the Hong Kong Stock Exchange will not grant listing of and permission to deal in the Rights Issue Shares, nil paid and fully paid; and

(H)	the fulfilment in all material respects by Prudential of its obligations under a number of provisions of the Underwriting Agreement by the times specified therein.

Certain of the conditions may be waived by the Joint Global Co-ordinators in their discretion.

If, at any time before UK Admission, any of the conditions has not been satisfied by the required time, or has become incapable of being satisfied and has not been waived, or it becomes, or is reasonably believed by the Joint Global Co-ordinators to have become, unlawful in the United Kingdom, Hong Kong, Singapore or the United States for any of the parties to the Underwriting Agreement (other than Prudential) to perform any of its material obligations under the agreement, the Joint Global Co-ordinators may terminate the Underwriting Agreement. None of the Underwriters are entitled to terminate the Underwriting Agreement after UK Admission.

The Joint Global Co-ordinators can adjust the Issue Price (but not terminate the Underwriting Agreement) if any of the following occurs before UK Admission:

(A)	Prudential issues a supplementary prospectus; or

(B)	there is (a) a suspension in trading in Prudential securities on the London Stock Exchange or on the Hong Kong Stock Exchange or in trading generally on the New York Stock Exchange, the Hong Kong Stock Exchange or the London Stock Exchange or (b) the fixing of minimum or maximum pricing of securities by any of those exchanges or (c) a material disruption in commercial banking or securities settlement services in the US, Hong Kong or the UK; or

(C)	a banking moratorium in the US, Hong Kong or the UK is declared.

Such an adjustment to the Issue Price will not change the total proceeds of the Rights Issue. The Issue Price cannot be reduced below 5 pence.

Since Prudential is a regulated entity in a number of jurisdictions, the Underwriting Agreement contains provisions which delay the confirmation of allotment of Rights Issue Shares to any of the Underwriters (but does not delay their obligation to pay for those Rights Issue Shares) until such time as any regulatory approvals are obtained (which can be no longer than 12 months). This mechanism does not render the underwriting conditional after UK Admission. Where allotment of Rights Issue Shares is deferred as referred to in this paragraph, the Underwriters are entitled, subject to certain conditions, to place such Rights Issue Shares in the market.

Pursuant to the Underwriting Agreement, the parties to the Underwriting Agreement have agreed that if a supplementary prospectus is issued by Prudential two business days or fewer prior to the date specified as the latest date for acceptance and payment in full, such date shall be extended to the date which is three dealing days after the date of issue of the supplementary prospectus.

Prudential has given certain warranties and indemnities to the Underwriters. The liabilities of Prudential are unlimited as to time (subject to statutory limitations) and amount.

The Underwriters have agreed that neither they nor any person acting on their behalf will procure acquirers for any of the Rights Issue Shares, the Nil Paid Rights and the Fully Paid Rights other than in accordance with certain selling restrictions.

16.3	Standby Equity Financing Letter

On 1 March 2010, the Joint Global Co-ordinators entered into a standby equity financing letter (the “Standby Equity Financing Letter”) with Prudential pursuant to which the Joint Global Co-ordinators agreed to arrange and underwrite the Rights Issue for Prudential in order to raise a sterling amount equivalent to approximately US$21 billion (before costs, fees and expenses) (the “Committed Equity Amount”).

In consideration of the Joint Global Co-ordinators’ commitment to Prudential to underwrite the Rights Issue pursuant to the terms of the Standby Equity Financing Letter, Prudential paid the Joint Global Co-ordinators a fee of 0.25% of the Committed Equity Amount in respect of the period from 1 March 2010 to 30 April 2010. Additional weekly fees of 0.025% of the Committed Equity Amount in respect of the period from 1 May 2010 to 7 May 2010 and 0.05% of the Committed Equity Amount in respect of the period from 8 May 2010 until the date of publication of this document are also payable.

Subject to certain provisions continuing in full force and effect, the Standby Equity Financing Letter automatically lapsed and terminated upon the Underwriting Agreement being entered into. Under the Standby Equity Financing Letter, Prudential gave limited warranties to the Joint Global Co-ordinators (primarily with respect to information provided to the Joint Global Co-ordinators), and customary indemnities to the Joint Global Co-ordinators which survive termination of the Standby Equity Financing Letter.

16.4	Option Deed and Subscription and Transfer Agreement

In connection with the Rights Issue, Prudential, Credit Suisse and Prudential Rights (Jersey) Limited have entered into agreements, each dated 17 May 2010, in relation to the subscription and transfer of ordinary shares and redeemable preference shares in Prudential Rights (Jersey) Limited. Under the terms of these agreements:

(A)	Prudential and Credit Suisse agreed to take up ordinary shares in Prudential Rights (Jersey) Limited and enter into put and call options in respect of the ordinary shares in Prudential Rights subscribed for by Credit Suisse that are exercisable if the Rights Issue does not proceed;

(B)	Credit Suisse will apply the proceeds of the Rights Issue, including amounts received from acquirers procured by the Underwriters in subscribing for redeemable preference shares in Prudential Rights (Jersey) Limited to an aggregate value equal to such proceeds; and

(C)	Prudential will allot and issue the Rights Issue Shares to those persons entitled thereto in consideration of Credit Suisse’s undertaking to transfer its holding of redeemable preference shares and ordinary shares in Prudential Rights (Jersey) Limited to Prudential.

Accordingly, instead of receiving cash as consideration for the issue of the Rights Issue Shares, at the conclusion of the Rights Issue, Prudential will own the entire issued ordinary share capital and entire preference share capital of Prudential Rights (Jersey) Limited whose only assets will be its cash reserves, which will represent an amount equal to the proceeds of the Rights Issue. Prudential will be able to use this amount (including to pay the costs and expenses of the Rights Issue) on redemption of the redeemable preference shares it will hold in Prudential Rights (Jersey) Limited and, during any interim period prior to redemption, by procuring that Prudential Rights lends the amount to Prudential (or one of Prudential’s subsidiaries).

16.5	Hybrid Capital Facility

On 16 May 2010 Prudential entered into a hybrid capital facility pursuant to which the Joint Lead Arrangers will provide up to US$5,400,000,000 of Upper Tier 2 and Lower Tier 2 capital (the “Hybrid Capital Facility”).

The Hybrid Capital Facility will comprise two facilities, with a facility of up to US$2,400,000,000 (or the currency equivalent) available for drawdown as Lower Tier 2 capital in one or more tranches either in the form of Lower Tier 2 notes or Lower Tier 2 term loans or a mixture of both. The other facility will provide up to US$3,000,000,000 (or the currency equivalent) available for drawdown as Upper Tier 2 capital in one or more tranches either in the form of Upper Tier 2 notes or Upper Tier 2 term loans or a mixture of both.

The Hybrid Capital Facility will be available for drawing until the earlier of, the completion of the Acquisition or 1 March 2011. Drawings in the form of loans or notes will be used towards funding the purchase of AIA and the net proceeds of the loan or notes will reduce the available commitment under the Bridge Facility by the amount of such proceeds.

Notes issued under the Hybrid Capital Facility will be listed and it is expected that they will be issued pursuant to Prudential’s MTN Programme, provided that any notes issued and/or loans drawn may be converted into marketable securities to be issued by Prudential (with the same or more better regulatory capital treatment, pursuant to the GENPRU rules) at the option of each Joint Lead Manager. The margin will be no greater than the prevailing market rate.

The obligations of the Joint Lead Arrangers to subscribe for notes will be subject to customary conditions precedent (save that market and issuer adverse change conditions are excluded) for the issue of notes under Prudential’s MTN Programme and any amounts drawn in the form of term loans will be subject to the same conditions to drawdown as are provided for under the Bridge Facility.

The commitments under the Hybrid Capital Facility in respect of the Lower Tier 2 notes and loans will be mandatorily cancelled by an amount equal to the net proceeds of any notes and loans issued pursuant to the Bond Offerings which qualify on issue as Lower Tier 2 capital and the commitments under the Hybrid Capital Facility in respect of the Upper Tier 2 notes and loans will be mandatorily cancelled by an amount equal to the net proceeds of any notes and loans issued pursuant to the Bond Offerings which qualify on issue as Upper Tier 2 or Tier 1 capital.

16.6	Bridge Facility

On 1 March 2010 Prudential entered into a committed bridge facility with a syndicate of banks (the “Bridge Facility”).

The Bridge Facility is intended to provide capital in the event that Prudential does not raise all or part of US$5,400,000,000 (net of costs, fees and expenses) through the Bond Offerings or as drawings under the Hybrid Capital Facility or subscription under the Subordinated Note Commitment Letter. In such circumstances, Prudential may choose to fund any shortfall by drawing down such amount as may be required under the Bridge Facility, (taking into account the net proceeds of any notes issued pursuant to the Bond Offerings and under the Subordinated Note Commitment Letter and any drawings under the Hybrid Capital Facility). Borrowings under the Bridge Facility will bear interest at a variable annual rate, based on LIBOR, plus an applicable margin based on the credit rating at that time for Prudential’s long term senior or unsubordinated indebtedness.

Pursuant to the Bridge Facility, the lenders have agreed to provide a US$5,400,000,000 senior unsecured facility for the purposes of the Acquisition. The lenders are obliged to provide funds, up to the total committed amount, provided that there are no non-payment events of default, insolvency or insolvency proceedings and provided that Prudential has not breached certain undertakings relating to, inter alia, disposals, and Class 1 or Class 2 acquisitions and the negative pledge. In addition, Prudential may not amend, vary, novate, supplement, supersede, waive or terminate any term of the Acquisition Agreement or enter into any agreement with AIG in a way which materially or adversely affects the interests of the lenders.

The certain funds period under the Bridge Facility runs from 1 March 2010 to the earlier of (a) 1 March 2011; (b) the date the Acquisition Agreement is terminated; and (c) the completion date of the Acquisition. During this time, Prudential will be able to draw up to US$5,400,000,000 of funds under the Bridge Facility to fund a portion of the Acquisition consideration, net of any funds raised from the Bond Offerings. Once drawn, Prudential has an option to extend the maturity of the Bridge Facility to 1 March 2012.

The termination and default provisions of the Bridge Facility are on normal commercial terms.

16.7	Subordinated Note Commitment Letter

In connection with the Bond Offerings, on 16 May 2010 Prudential, AIG and AIA Aurora have entered into the Subordinated Note Commitment Letter under which, to the extent that the Joint Lead Arrangers are unable to procure subscriptions in full for the Bond Offerings for an aggregate amount equal to US$5.4 billion by the Determination Date (being the date on which the last of certain conditions in the Acquisition Agreement have been satisfied or waived), AIA Aurora has agreed to subscribe for Lower Tier 2 capital notes and Upper Tier 2 capital notes on completion of the Acquisition in an aggregate amount equal to the lesser of: (i) US$1.875 billion; and (ii) the amount required to make the aggregate amount of Lower Tier 2 capital notes and Upper Tier 2 capital notes subscribed for by investors under the Bond Offerings and AIA Aurora under the Subordinated Note Commitment Letter equal to US$5.4 billion. The effectiveness of the Subordinated Note Commitment Letter is conditional on the consent of the Joint Lead Arrangers being obtained; at the date of this prospectus such consent has not been obtained and there can be no assurance that such consent will be obtained or as to the terms on which it may be obtained.

If and to the extent that AIA Aurora is obliged to subscribe for any Lower Tier 2 capital notes and Upper Tier 2 capital notes pursuant to the Subordinated Note Commitment Letter, subject to the paragraph immediately below, such notes shall be allocated between Lower Tier 2 capital notes and Upper Tier 2 capital notes in such proportion necessary to cause the Lower Tier 2 capital notes and Upper Tier 2 capital notes so subscribed for, together with Lower Tier 2 capital notes and Upper Tier 2 capital notes subscribed for by investors under the Bond Offerings, any subordinated debt securities to be subscribed for by the Joint Lead Arrangers pursuant to the Hybrid Capital Facility and any Lower Tier 2 capital notes and Upper Tier 2 capital notes to be subscribed for pursuant to AIA Aurora’s optional further subscription described further below, to be in a ratio of five Upper Tier 2 capital notes to four Lower Tier 2 capital notes. If the Joint Lead Arrangers subscribe for any subordinated debt securities pursuant to the Hybrid Capital Facility, then the Lower Tier 2 capital notes, on the one hand, and the Upper Tier 2 capital notes, on the other hand, subscribed for by AIA Aurora pursuant to the Subordinated Note Commitment Letter and by the Joint Lead Arrangers shall be allocated on a proportionate basis as among AIA Aurora and the Joint Lead Arrangers.

To the extent that the aggregate nominal value of the Lower Tier 2 capital notes subscribed for by investors under the Bond Offerings and the Lower Tier 2 capital notes which AIA Aurora would otherwise be required to subscribe pursuant to the Subordinated Note Commitment Letter is equal to or in excess of US$2.4 billion, the Lower Tier 2 capital notes and Upper Tier 2 capital notes to be subscribed for by AIA Aurora in excess of US$2.4 billion shall be eligible as Upper Tier 2 capital notes.

If and to the extent that the aggregate of the amount of the Lower Tier 2 capital notes and Upper Tier 2 capital notes to be subscribed by AIA Aurora pursuant to the Subordinated Note Commitment Letter and the amount of Lower Tier 2 capital notes and Upper Tier 2 capital notes subscribed for by investors under the Bond Offerings is less than US$5.4 billion, calculated as at the Determination Date, AIA Aurora has the option to subscribe for additional Lower Tier 2 capital notes and Upper Tier 2 capital notes, such notes to be on the terms set forth in the Hybrid Capital Facility.

Lower Tier 2 capital notes and Upper Tier 2 capital notes subscribed for by AIA Aurora under the Subordinated Note Commitment Letter will be listed and such Lower Tier 2 capital notes and Upper Tier 2 capital notes will be issued pursuant to Prudential’s MTN Programme. The obligations of AIA Aurora to subscribe for Lower Tier 2 capital notes and Upper Tier 2 capital notes will be subject to customary conditions precedent (save that market and issuer adverse change conditions are excluded) for the issue of Lower Tier 2 capital notes and Upper Tier 2 capital notes under Prudential’s MTN Programme.

AIA Aurora is subject to a lock-up in respect of the Lower Tier 2 capital notes and/or Upper Tier 2 capital notes subscribed for under the Subordinated Note Commitment Letter for a period of 12 months from the date of issue of such notes, subject to customary exceptions.

16.8	Subordinated debt financing facility

On 16 May 2010 Prudential has entered into a contingent subordinated debt financing facility with the Joint Lead Arrangers, pursuant to which the Joint Lead Managers have agreed to provide up to £1,000,000,000 of subordinated capital (the “Subordinated Debt Financing Facility”).

The Subordinated Debt Financing Facility would only be available to be drawn during the period of twelve months following the completion of the Acquisition, (with the ability to extend this period by a further 12 months at the option of Prudential) on the occurrence of certain stresses on Prudential’s IGD capital. The amount drawn will replenish the IGD capital to the amount referred to under ‘FSA Suspension Arrangements for the Enlarged Group’ in Part X of this prospectus. The Subordinated Debt Financing Facility will provide for Lower Tier 2 loans with a term of six years and there will be limited conditions to drawdown (which will include, inter alia, completion of the Acquisition). The margin will be at a rate that is calculated by a formula that approximates the prevailing market rate at the time the Subordinated Debt Financing Facility is drawn. The annual pre-tax financing cost of drawing the whole amount available under the Subordinated Debt Financing Facility is estimated to be £110 million (based on prevailing market rates at the date of this prospectus).

If drawn, the Joint Lead Arrangers will have the right to exchange the loans under the Subordinated Debt Financing Facility for Lower Tier 2 notes and/ or Upper Tier 2 notes. Drawings under the Subordinated Debt Financing Facility will be used first to prepay any amounts outstanding under the Bridge Facility and then for general corporate purposes.

The commitments under the Subordinated Debt Financing Facility will be mandatorily cancelled, and, subject to FSA approval, any drawings under the facility will be mandatorily prepaid, by an amount equal to the capital benefit arising from (a) any disposals by the Enlarged Group and (b) any capital release from any member of the Enlarged Group, in each case which are counted towards Prudential’s IGD capital ratios. The commitments under the Subordinated Debt Financing Facility will also be mandatorily cancelled by an amount equal to the proceeds of any other issuance of regulatory capital by Prudential (except where such issuance is used to refinance or replace any existing regulatory capital instruments).

Whilst the Subordinated Debt Financing Facility is in place, Prudential will be subject to restrictions on making acquisitions and on issuing dividends which are not consistent with the group dividend policy as described in Part VI of this prospectus.

17.	Material contracts of the AIA Group

Set out below is a summary of (a) each material contract (other than contracts entered into in the ordinary course of business) to which AIA or any member of the AIA Group is a party which has been entered into within the two years immediately preceding the date of this prospectus and (b) any other contract (not being a contract entered into in the ordinary course of business) entered into by AIA or any member of the AIA Group which contains a provision under which AIA or any member of the AIA Group has any obligation or entitlement which is material to the AIA Group as at the date of this prospectus:

(A)	a letter of indemnity from American International Assurance Company (Bermuda) Limited dated 21 May 2008, pursuant to which American International Assurance Company (Bermuda) Limited indemnified the American International Assurance Company (Bermuda) Limited New Zealand branch for the total amount of any actuarial deficits;

(B)	a subordinated loan agreement between PT AIG Life and American International Assurance Company (Bermuda) Limited effective 14 July 2008, pursuant to which American International Assurance Company (Bermuda) Limited made a loan of US$50,000,000 to PT AIG Life;

(C)	an agreement to sell and purchase certain freehold lands between American International Assurance Company Limited, Metrostar Property Public Company Limited and Mr. Veera Burapachaisri dated 1 July 2008, as supplemented on 23 July 2008, pursuant to which American International Assurance Company, Limited acquired real properties in Bangkok, Thailand;

(D)	a subordinated loan agreement between American International Assurance Company (Australia) Limited and American International Assurance Company, Limited dated 18 August 2008, pursuant to which American International Assurance Company, Limited made a loan to American International Assurance Company (Australia) Limited;

(E)	a supplemental agreement between American International Assurance Company (Australia) Limited and AIA Financial Services Limited dated 22 July 2008, pursuant to which the terms of a previous agreement between the parties dated 20 March 2007, under which American International Assurance Company (Australia) Limited agreed to assume certain liabilities of AIA Financial Services Limited, were amended;

(F)	an interim services agreement between AIG Global Services — Malaysia and American International Assurance Company Limited (Singapore branch) dated 8 January 2009, pursuant to which AIG Global Services — Malaysia, agreed to provide certain shared services to American International Assurance Company, Limited (Singapore branch) during the pilot stage;

(G)	a deed of termination and release between American International Assurance Company (Australia) Limited, Westpac Financial Services Group Limited, St. George Bank Limited and St. George Life Limited dated 9 April 2009, pursuant to which the parties cancelled and terminated the Alliance Services Agreement, Insurance Alliance Agreement and Reinsurance Agreements previously entered into on 31 July 2008, 31 July 2008 (as amended on 27 August 2008) and 19 December 2008, respectively;

(H)	an indemnity between American International Assurance Company, Limited and American International Assurance Company (Australia) Limited dated 28 February 2009, pursuant to which American International Assurance Company, Limited assumed certain indemnification obligations benefiting American International Assurance Company (Australia) Limited;

(I)	an investment management agreement between AIA Takaful International BHD. and Asian Islamic Investment Management SDN BHD dated 21 April 2009, pursuant to which Asian Islamic Investment Management SDN BHD. undertakes to act as investment manager for the benefit of AIA Takaful International BHD.;

(J)	a deed of novation between AIG Global Services (Malaysia) SDN. BHD., AIA Shared Services SDN. BHD. and American International Assurance Company, Limited (Singapore Branch) dated 1 August 2009, pursuant to which AIA Shared Services SDN. BHD. assumed responsibility for the shared services previously provided by AIG Global Services (Malaysia) SDN. BHD. to American International Assurance Company, Limited (Singapore Branch);

(K)	a share purchase agreement entered into between American International Assurance Company, Limited, American Life Insurance Company and American International Group, Inc. on 24 August 2009 pursuant to which American International Assurance Company, Limited acquired 99.78% of the issued share capital of The Philippine American Life and General Insurance Company from American Life Insurance Company for a total consideration of 27,962,420,342.60 Philippine Pesos;

(L)	a promissory note of a principal amount of 27,962,420,342.60 Philippine Pesos issued by American International Assurance Company, Limited on 3 November 2009 to American Life Insurance Company as consideration for the acquisition by American International Assurance Company, Limited of 99.78% of the issued share capital of The Philippine American Life and General Insurance Company from American Life Insurance Company;

(M)	a deed of absolute sale between American International Assurance Company, Limited and American Life Insurance Company dated 3 November 2009, pursuant to which American Life Insurance Company sold 199,560,522 issued and outstanding common shares in The Philippine American Life and General Insurance Company to American International Assurance Company, Limited for a total consideration of 27,962,420,342.60 Philippine Pesos;

(N)	a voting trust agreement between American International Assurance Company, Limited and American Life Insurance Company dated 3 November 2009 in favour of American International Assurance Company,

Limited in relation to the voting and economic rights attached to 99.78% of the issued share capital of The Philippine American Life and General Insurance Company;

(O)	an assignment agreement between American International Assurance Company, Limited and American International Group, Inc. dated 3 November 2009, pursuant to which American International Group, Inc. assigned all rights, title and interest attached to 99.78% of the issued share capital of The Philippine American Life and General Insurance Company to American International Assurance Company, Limited;

(P)	an assignment agreement between American Life Insurance Company and American International Group, Inc. dated 3 November 2009, pursuant to which all right, title, benefit and interest to, in and under a promissory note of a principal amount of 27,962,420,342.60 Philippine Pesos issued by American International Assurance Company, Limited to American Life Insurance Company on 3 November 2009 was assigned to American International Group, Inc.;

(Q)	an assignment agreement between American International Group, Inc. and AIG Life Holdings (International) LLC dated 3 November 2009, pursuant to which all right, title, benefit and interest to, in and under a promissory note of a principal amount of 27,962,420,342.60 Philippine Pesos was assigned from American International Group, Inc. to AIG Life Holdings (International) LLC on 3 November 2009;

(R)	an assignment agreement between AIG Life Holdings (International) LLC and American International Reinsurance Company, Limited dated 3 November 2009, pursuant to which all right, title, benefit and interest to, in and under a promissory note of a principal amount of 27,962,420,342.60 Philippine Pesos was assigned from AIG Life Holdings (International) LLC to American International Reinsurance Company, Limited on 3 November 2009;

(S)	a deed of release between American International Reinsurance Company, Limited and American International Assurance Company, Limited dated 3 November 2009, pursuant to which American International Assurance Company, Limited was released and discharged from all liabilities and obligations under a promissory note of 27,962,420,342.60 Philippine Pesos. issued by American International Assurance Company, Limited on 3 November 2009;

(T)	a declaration of trust and indemnity undertaking dated 3 November 2009 between American International Assurance Company, Limited and Cesar A. Buenaventura in favour of American International Assurance Company, Limited;

(U)	a declaration of trust and indemnity undertaking dated 3 November 2009 between American International Assurance Company, Limited and Reynaldo C. Centeno in favour of American International Assurance Company, Limited;

(V)	a declaration of trust and indemnity undertaking dated 3 November 2009 between American International Assurance Company, Limited and Omar T. Cruz in favour of American International Assurance Company, Limited;

(W)	a declaration of trust and indemnity undertaking dated 3 November 2009 between American International Assurance Company, Limited and Jose L. Cuisia, Jr in favour of American International Assurance Company, Limited;

(X)	a declaration of trust and indemnity undertaking dated 3 November 2009 between American International Assurance Company, Limited and Francis G. Estrada in favour of American International Assurance Company, Limited;

(Y)	a declaration of trust and indemnity undertaking dated 3 November 2009 between American International Assurance Company, Limited and Ricardo J. Romulo in favour of American International Assurance Company, Limited;

(Z)	a declaration of trust and indemnity undertaking dated 3 November 2009 between American International Assurance Company, Limited and Washington Z. Sycip in favour of American International Assurance Company, Limited;

(AA)	a declaration of trust and indemnity undertaking dated 3 November 2009 between American International Assurance Company, Limited and Edmund Sze Wing Tse in favour of American International Assurance Company, Limited;

(BB)	a declaration of trust and indemnity undertaking dated 3 November 2009 between American International Assurance Company, Limited and Mark Wilson in favour of American International Assurance Company, Limited;

(CC)	a declaration of trust and indemnity undertaking dated 3 November 2009 between American International Assurance Company, Limited and Trevor Bull in favour of American International Assurance Company, Limited;

(DD)	a share purchase agreement entered into between American International Group, Inc., American International Reinsurance Company, Limited and AIA Group Limited dated 24 November 2009 pursuant to which AIA Group Limited acquired the entire issued share capital in American International Assurance Company, Limited from American International Reinsurance Company, Limited for a total consideration of US$13,963,972,653;

(EE)	a promissory note of a principal amount of US$13,963,972,653 issued by the Company to American International Reinsurance Company, Limited on 30 November 2009 as consideration for the acquisition by AIA Group Limited of the entire issued share capital of American International Assurance Company, Limited;

(FF)	a promissory note of a principal amount of US$50,000,000 issued by AIA Group Limited to AIA Aurora LLC on 30 November 2009;

(GG)	a subscription agreement entered into between AIA Group Limited and AIA Aurora LLC dated 30 November 2009, pursuant to which AIA Aurora LLC agreed to subscribe for, and AIA Group Limited agreed to issue and allot to AIA Aurora LLC, 12,000,000,000 shares in the share capital of AIA Group Limited;

(HH)	a deed of assignment entered into between AIA Aurora LLC and American International Reinsurance Company, Limited dated 30 November 2009, pursuant to which a promissory note of US$13,963,972,653 issued by AIA Group Limited to American International Reinsurance Company, Limited on 30 November 2009 was assigned to AIA Aurora LLC;

(II)	a deed of release entered into between AIA Group Limited and AIA Aurora LLC dated 30 November 2009, pursuant to which AIA Group Limited was released and discharged from all liabilities and obligations under a promissory note of US$13,963,972,653 issued by AIA Group Limited to American International Reinsurance Company, Limited on 30 November 2009;

(JJ)	a separation letter agreement between American International Group, Inc. and AIA Group Limited dated 30 November 2009, pursuant to which it was agreed that all contracts, agreements and other arrangements between American International Group, Inc. and AIA Group Limited be made on arm-length terms;

(KK)	a trade mark and domain name assignment agreement entered into between American International Group, Inc. and American International Assurance Company, Limited dated 30 November 2009, pursuant to which American International Group, Inc. assigned certain trademarks and domain names to American International Assurance Company, Limited and American International Assurance Company, Limited assigned certain domain names to American International Group, Inc.

(LL)	an intellectual property agreement entered into between American International Group, Inc., and American International Assurance Company, Limited dated 30 November 2009, pursuant to which certain intellectual property rights were licensed to American International Assurance Company, Limited and AIA Group Limited and their affiliates from American International Group, Inc. and certain intellectual property rights were licensed to American International Group, Inc. and its affiliates from American International Assurance Company, Limited; and

(MM)	a trade mark and corporate name license agreement entered into between American International Group, Inc., and American International Assurance Company, Limited dated 30 November 2009, pursuant to which American International Group, Inc. granted American International Assurance Company, Limited a transitional license to use certain AIG trade marks.

DEFINITIONS

The following terms apply throughout this document unless the context otherwise requires:

Acquisition	the proposed purchase of the AIA Group by New Prudential pursuant to the terms of, and subject to the conditions in, the Acquisition Agreement;

Acquisition Agreement	the agreement (as amended) between AIA Aurora LLC, AIG, Prudential and New Prudential for the acquisition of the entire issued share capital of AIA by New Prudential;

AIA	AIA Group Limited, a company incorporated on 24 August 2009 under the Companies Ordinance;

AIA-B	American International Assurance Company (Bermuda) Limited, an AIA Co subsidiary;

AIA-CM	AIA Corporate Marketing Company Limited, an AIA subsidiary;

AIA Co	American International Assurance Company, Limited, an AIA subsidiary;

AIA Aurora	AIA Aurora LLC, a subsidiary of AIG;

AIA Australia	AIA Australia Limited, an AIA Co subsidiary;

AIA Brunei	the business and operations of AIA Co’s branch in Brunei;

AIA Central	building located at 1 Connaught Road, Central, Hong Kong;

AIA China	the business and operations of AIA Co’s China branches and sub-branches;

AIA Group	AIA and, except where the context otherwise requires, all of its subsidiaries and branches, or where the context refers to any time prior to AIA’s incorporation, the business which its present subsidiaries and branches were engaged in and which were subsequently assumed by AIA;

AIA Hong Kong	the business and operations of AIA Co’s and AIA-B’s Hong Kong branches;

AIA India	Tata AIG Life Insurance Company Limited, a joint venture between Tata Sons Limited and AIA-B;

AIA Indonesia	PT AIA Financial, an AIA Co subsidiary;

AIA Korea	the business and operations of AIA-B’s Korea branch;

AIA Macau	the business and operations of AIA-B’s Macau branch;

AIA Malaysia	American International Assurance Bhd., an AIA Co subsidiary;

AIA New Zealand	the business and operations of AIA-B’s New Zealand branch;

AIA Pension	AIA-T and AIA-PT, collectively;

AIA-PT	AIA Pension and Trustee Company Limited, an AIA Co subsidiary;

AIA Singapore	the business and operations of AIA Co’s Singapore branch;

AIA-T	American International Assurance Company (Trustee) Limited, an AIA Co subsidiary;

AIA Taiwan	the business and operations of AIA-B’s Taiwan branch;

AIA Thailand	the business and operations of AIA Co’s Thailand branch;

AIA Vietnam	AIA (Vietnam) Life Insurance Company Limited, an AIA-B subsidiary;

AIG	American International Group, Inc.;

AIG Events	the events involving AIG during the second half of 2008 as described in paragraph 2.2 of Part VIII of this prospectus;

AIG Group	AIG and its subsidiary undertakings from time to time, excluding the AIA Group;

AIRCO	American International Reinsurance Company, Limited, an AIG subsidiary;

ALICO	American Life Insurance Company, an AIG subsidiary;

Articles of Association or Articles	the articles of association of Prudential details of which are set out in section 4 of Part XIX of this document;

Board	the board of Directors;

Bond Offerings	has the meaning given in section 3 of Part V;

BPI	the Bank of the Philippine Islands;

bps	basis points;

Bridge Facility	has the meaning given in section 3 of Part V;

business day	a day (excluding Saturdays, Sundays and public holidays in England and Wales) on which banks generally are open for business in London for the transaction of normal banking business;

CAGR	compound annual growth rate;

CCASS	the Central Clearing and Settlement System established and operated by HKSCC;

CCASS Clearing Participant	a person admitted to participate in CCASS as a direct clearing or a general clearing participant;

CCASS Custodian Participant	a person admitted to participate in CCASS as a custodian participant;

CCASS Investor Participant	a person admitted to participate in CCASS as an investor participant who may be an individual or joint individuals or a corporation;

CCASS Participant	a CCASS Clearing Participant, a CCASS Custodian Participant or a CCASS Investor Participant;

CDP	The Central Depository (Pte) Limited, which operates the Central Depository System for the holding and transfer of book-entry securities traded on the SGX-ST;

certificated or in certificated form	where a share or other security is not in uncertificated form;

China or the PRC	the People’s Republic of China excluding, for the purpose of this document only, Hong Kong, Macau and Taiwan, unless otherwise specified;

Circular	the circular dated 17 May 2010 sent to the holders of Prudential Shares containing details of the Transactions;

City Code	the City Code on Takeovers and Mergers issued by the Panel on Takeovers and Mergers;

Closing Price	the closing middle market quotation in pounds sterling of a Prudential Share, as published in the daily official list of the London Stock Exchange;

Companies Act	the UK Companies Act 2006 (as amended or re-enacted);

Companies Ordinance	the Companies Ordinance (Cap. 32 of the Laws of Hong Kong), as amended or re-enacted;

Court	the High Court of Justice in England and Wales;

Court Meeting	the meeting of the holders of Prudential Shares convened by order of the Court pursuant to section 896 of the Companies Act to consider, and if thought fit, approve the Scheme (with or without amendment), and any adjournment thereof;

Credit Suisse	Credit Suisse Securities (Europe) Limited;

CREST	a computerised system for the paperless settlement of sales and purchases of securities and the holding of uncertificated securities operated by Euroclear in accordance with the CREST Regulations;

CREST Regulations	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755) as from time to time amended;

Designated Period	the period from the date of commencement of trading of Prudential Shares on the Hong Kong Stock Exchange (i) up to and including the date of commencement of trading in the Rights Issue Shares (fully paid) on the Hong Kong Stock Exchange or (ii) up to one month after the commencement of trading in shares on the Hong Kong Stock Exchange, whichever is later;

Directors	before the Scheme Effective Date the directors from time to time of Prudential and after the Scheme Effective Date, the directors from time to time of New Prudential;

Disclosure and Transparency Rules	the disclosure rules and transparency rules issued by the UKLA for the purposes of Part VI of FSMA 2000;

DPF	discretionary participation features (see Glossary);

EEV	European Embedded Value;

Enlarged Group	the group of companies, which will following completion of the Acquisition and the Scheme, comprise New Prudential, the Prudential Group and the AIA Group;

EU	the European Union;

Euroclear	Euroclear UK & Ireland Limited, the operator of CREST;

Existing Shares	the Prudential Shares in issue at the date of this document and, following their issue, the Prudential Shares expected to be issued on 27 May 2010 to shareholders who have elected to receive the scrip dividend alternative for the 2009 final dividend;

Form of Proxy	either or both of the Blue Form of Proxy for use at the Court Meeting and the Pink Form of Proxy for use at the General Meeting and “Forms of Proxy” shall be construed accordingly.

FRBNY	the Federal Reserve Bank of New York;

FSA	the Financial Services Authority, granted powers as a regulator under FSMA 2000;

FSMA 2000	the Financial Services and Markets Act 2000, as amended;

Fully Paid Rights	rights to acquire Rights Issue Shares, fully paid;

FY 2007	in relation to Prudential and the Prudential Group, the financial year ending 31 December 2007 and in relation to AIA and the AIA Group, the financial year ending 30 November 2007;

FY 2008	in relation to Prudential and the Prudential Group, the financial year ending 31 December 2008 and in relation to AIA and the AIA Group, the financial year ending 30 November 2008;

FY 2009	in relation to Prudential and the Prudential Group, the financial year ending 31 December 2009 and in relation to AIA and the AIA Group, the financial year ending 30 November 2009;

General Meeting	the meeting of the holders of the Prudential Shares to consider, and if thought fit, approve the Rights Issue Resolution and other resolutions in relation to the Transactions, including any adjournment thereof;

HK or Hong Kong	the Hong Kong Special Administrative Region of the People’s Republic of China;

HK Admission	the admission of the Rights Issue Shares (nil paid) to listing and trading on the Hong Kong Stock Exchange becoming effective;

HK Business Day	any day (other than a Saturday, Sunday or public holiday) on which banks in Hong Kong are generally open for business;

HK Register	the Hong Kong overseas branch register of members of Prudential;

HK Registrar	Computershare Hong Kong Investor Services Limited;

HKSCC	Hong Kong Securities Clearing Company Limited;

HKSCC Nominees	HKSCC Nominees Limited, a wholly-owned subsidiary of HKSCC;

HK Shareholders	holders of Prudential Shares who are registered on the HK Register on the Record Date;

HM Revenue and Customs or HMRC	Her Majesty’s Revenue and Customs and, where relevant, any predecessor body which carried out part of its functions and references to any approval by Her Majesty’s Revenue and Customs shall, where appropriate, include approval by an officer of Her Majesty’s Revenue and Customs;

Hong Kong dollar or HK$	the lawful currency of Hong Kong;

Hong Kong Listing Rules	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

Hong Kong Sponsor	The syndicate of banks acting as the Hong Kong sponsor;

Hong Kong Stock Exchange	The Stock Exchange of Hong Kong Limited;

HSBC	HSBC Bank plc;

Hybrid Capital Facility	has the meaning given in Section 3 of Part V

IASB	the International Accounting Standards Board;

ICO	the Insurance Companies Ordinance, Chapter 41 of the Laws of Hong Kong;

IFRS	International Financial Reporting Standards;

Irish Register	the Irish overseas branch register of members of Prudential;

Issue Price	104 pence per Rights Issue Share or, for HK Shareholders and Singapore Shareholders, HK$11.78 per Rights Issue Share (being the Hong Kong dollar equivalent of 104 pence using the £:HK$ exchange rate of 11.3277, the noon buying rate on 14 May 2010 as derived from Bloomberg (as the case may be);

Jackson	Jackson National Life Insurance Company, a wholly-owned subsidiary of Prudential;

Joint Bookrunners	The syndicate of banks acting as Joint Bookrunners;

Joint Global Co-ordinators	The syndicate of banks acting as Joint Global Co-ordinators;

Joint Lead Arrangers	The syndicate of banks acting as Joint Lead Arrangers;

Joint Lead Managers	The syndicate of banks acting as Joint Lead Managers;

Joint Sponsors	The syndicate of banks acting as Joint Sponsors;

Key Geographical Markets	in relation to AIA Group, means Hong Kong, Thailand, Singapore, Malaysia, China and Korea;

Key Markets	in relation to AIA Group, means Hong Kong (including Macau), Thailand, Singapore (including Brunei), Malaysia, China and Korea;

Lazard	Lazard Frères & Co LLC and Lazard & Co., Limited;

Listing Rules	the listing rules issued by the UKLA for the purposes of Part VI of FSMA 2000;

London Stock Exchange	London Stock Exchange plc;

M&G	the Prudential Group’s UK and European fund management business;

Macau	the Macau Special Administrative Region of the People’s Republic of China;

MAS	Monetary Authority of Singapore;

Mandatory Convertible Notes or MCNs	the mandatory convertible notes to be issued by New Prudential as described in paragraph 2 of Part V of this prospectus;

MDRT	the Million Dollar Round Table, an association that represents sales professionals in the life insurance-based financial services industry;

New Prudential	Prudential Group plc, a company registered in England and Wales with registered number 07163561 and with its registered office at Laurence Pountney Hill, London EC4R 0HH;

New Prudential Shares	the ordinary shares of 100 pence each in the capital of New Prudential;

New Share Plans	the New Prudential Group Performance Share Plan, the New Prudential Business Unit Performance Plans, the New Prudential UK Savings Related Share Option Scheme, the New Prudential Irish SAYE Scheme, the New Prudential International Employees SAYE Scheme, the New Prudential International (Non-Employees) SAYE Scheme, the New Prudential Share Incentive Plan, the New Prudential Share Option Plan, the Momentum Retention Plan the M&G Executive Long Term Incentive Plan 2010 and the New Prudential Europe Share Participation Plan;

Nil Paid Rights	rights to acquire Rights Issue Shares, nil paid;

OCI	the Office of the Commissioner of Insurance, a regulatory body responsible for the supervision and regulation of the Hong Kong insurance industry;

Official List	the list maintained by the FSA in accordance with section 74(1) of FSMA 2000 for the purposes of Part VI of FSMA 2000;

Ondra Partners	Ondra LLP, trading as Ondra Partners;

Other Markets	in relation to AIA Group, means Australia, the Philippines, Indonesia, Vietnam, Taiwan, New Zealand and the AIA Group’s interest in its joint venture in India;

Overseas Shareholders	holders of Prudential Shares with registered addresses outside the UK, Hong Kong or Singapore or who are citizens or residents of countries outside the UK, Hong Kong or Singapore;

Philamlife	the Philippine American Life and General Insurance Company, an AIA subsidiary;

pounds sterling or £	the lawful currency of the United Kingdom;

Prospectus Rules	the prospectus rules of the FSA made under section 73A of FSMA 2000;

Provisional Allotment Letter	the renounceable provisional allotment letter expected to be sent to Qualifying Non-CREST Shareholders, Qualifying Non-CCASS Shareholders and HKSCC Nominees (other than certain Overseas Shareholders) in respect of the Rights Issue Shares to be provisionally allotted to them pursuant to the Rights Issue;

Prudential	Prudential plc, a company incorporated in England and Wales, with registered number 1397169 and with its registered office at Laurence Pountney Hill, London EC4R 0HH;

Prudential Corporation Asia	the Prudential Group’s Asian operations;

Prudential Group	Prudential and its subsidiary undertakings from time to time;

Prudential Shares	the ordinary shares of 5 pence each in the capital of Prudential (including, if the context requires, the Rights Issue Shares);

Prudential Share Schemes	the Prudential Group Performance Share Plan, the Prudential Business Unit Performance Plan, the Prudential Savings Related Share Option Scheme, the Prudential 2003 Savings Related Share Option Scheme, the Prudential International Savings Related Share Option Scheme, the Prudential International Savings Related Share Option Scheme for non-employees, the Prudential International Assurance ShareSave Plan, the Prudential Group Deferred Bonus Plan 2010, the Prudential Services Limited Share Incentive Plan, the Prudential Assurance Company Limited Share Incentive Plan, the Prudential UK Services Limited Share Incentive Plan, the Prudential Group Share Incentive Plan, the Prudential Europe Share Participation Plan, the Prudential-Jackson National Life US Performance Share Plan, the PCA Long Term Incentive Plan, the PCA Deferred Bonus Plan, the PruCap Business Deferred Bonus Plan, the Momentum Retention Plan, the Annual Incentive Plan, the Annual Incentive Plan (US tax payers) and the Prudential Restricted Share Plan;

Qualifying CDP Shareholders	persons holding an interest in Prudential Shares on the HK Register at the Record Date in uncertificated form through CDP and who had, at least three Singapore Business Days prior to the Record Date, provided CDP with an address in Singapore for the service of notices and documents;

Qualifying Non-CCASS Shareholders	Qualifying Shareholders holding Prudential Shares on the HK Register in certificated form (other than those being held in the name of HKSCC Nominees);

Qualifying Non-CREST Shareholders	Qualifying Shareholders holding Prudential Shares on the UK Register in certificated form (that is, not through CREST);

Qualifying Shareholders	holders of Prudential Shares on the relevant register of members of Prudential at the Record Date;

Record Date	for UK Shareholders is 5.00 p.m. (London time) on 4 June 2010, for HK Shareholders is 4.30 p.m. (Hong Kong time) on 4 June 2010 and for Singapore Shareholders is 5.00 p.m. (Singapore time) on 4 June 2010;

Rights Issue	the proposed issue of Rights Issue Shares by way of rights to Qualifying Shareholders on the basis described in this prospectus and in the case of Qualifying Non-CREST Shareholders, Qualifying Non-CCASS Shareholders and HKSCC Nominees only, in the Provisional Allotment Letter and, in the case of Qualifying CDP Shareholders only, the Singapore Application Form;

Rights Issue Resolution	the ordinary resolution numbered 2 and set out in the notice of the General Meeting set out in the Circular and which is to be proposed at the General Meeting;

Rights Issue Shares	the new Prudential Shares to be allotted and issued pursuant to the Rights Issue;

RTGS	real time gross settlement;

Scheme	the proposed scheme of arrangement under sections 895 to 899 of the Companies Act between Prudential and the Scheme Shareholders as set out in Part V of the Circular, with or subject to any modification, addition or condition approved or imposed by the Court;

Scheme Effective Date	the date on which the Scheme becomes effective in accordance with its terms;

Scheme Record Time	6.00 p.m. (London time) on the business day prior to the Scheme Effective Date;

Scheme Resolutions	the resolution set out in the notice of Court Meeting set out in the Circular and/or the special resolution, numbered 1, set out in the notice of General Meeting set out in the Circular which will be proposed at the Court Meeting and General Meeting, respectively;

Scheme Shareholder	a holder of Scheme Shares;

Scheme Shares	(i) all Prudential Shares in issue at the date of this document;

(ii) all (if any) Prudential Shares issued after the date of this document and prior to the Scheme Record Time; and

(iii) all (if any) Prudential Shares issued at or after the Scheme Record Time and prior to the confirmation by the Court of the reduction of capital provided for under the Scheme in respect of which the original or any subsequent holders thereof shall be bound by the Scheme or shall by such time have agreed in writing to be bound by the Scheme;

Securities and Futures Ordinance	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), as amended or re-enacted;

SFC	Securities and Futures Commission of Hong Kong;

SGX-ST	the Singapore Exchange Securities Trading Limited;

S$ or Singapore dollar	the lawful currency of Singapore;

Singapore Admission	the admission of the Rights Issue Shares (nil paid) to listing and trading on the SGX-ST becoming effective;

Singapore Application Form	the application form to be sent to Qualifying CDP Shareholders (other than certain Overseas Shareholders), containing details of terms and conditions of the Rights Issue applicable to Qualifying CDP Shareholders and the procedures by which such Shareholders may apply to take up Rights Issue Shares;

Singapore Business Day	a day on which the SGX-ST is open for trading in securities;

Singapore Official List	the list of issuers maintained by the SGX-ST in relation to the SGX-ST Main Board or Catalist;

Subordinated Debt Financing Facility	has the meaning given in paragraph 16.8 of Part XIX;

Subordinated Note Commitment Letter	has the meaning given in section 3 of Part V;

Tier 1 Notes	the tier one notes to be issued by Prudential as described in paragraph 2 of Part V of this prospectus;

Transactions	the transactions involved in the Acquisition and Scheme;

TWPI	the total weighted premium income (see Glossary);

UK or United Kingdom	the United Kingdom of Great Britain and Northern Ireland;

UK Admission	the admission of the Rights Issue Shares, (nil paid) to the premium segment of the Official List and to trading on the main market for listed securities of the London Stock Exchange becoming effective;

UKLA	the Financial Services Authority acting in its capacity as the competent authority for listing under Part VI of FSMA 2000;

UK Shareholders	holders of Existing Shares who are registered on the UK Register or the Irish Register on the Record Date;

UK Register	the register of members of Prudential kept in the UK and includes, where the context requires it, the Irish Register;

uncertificated or in uncertificated form	in relation to shares, means recorded on the relevant register as being held in uncertificated form in CREST and title to which may be transferred by means of CREST (as applicable);

Underwriters	The syndicate of banks acting as Underwriters;

Underwriting Agreement	the underwriting agreement dated 17 May 2010, between Prudential and the Underwriters relating to the Rights Issue as further described in paragraph 16.2 of Part XIX;

Underwriting Proportions	in relation to an Underwriter, means that proportion of the total underwriting commitment that such Underwriter has given pursuant to the Underwriting Agreement;

US or United States	the United States of America, its territories, its possessions and all areas subject to its jurisdiction;

US$	the lawful currency of the United States;

US Depositary	JPMorgan Chase Bank, N.A.;

US Securities Act	the United States Securities Act of 1933, as amended from time to time; and

US Treasury Department	the United States Department of the Treasury.

GLOSSARY

This glossary contains explanations of certain terms used in this prospectus. These terms and their meanings may not always correspond to standard industry meanings or usage of these terms.

affinity customers	a group of customers who share a common enterprise or social affinity or relationship;

agency leaders	an agent who manages a group of agents;

allocated equity	equity attributable to shareholders of AIA, less amounts reflected in other comprehensive income, consisting of the fair value reserve and the foreign currency translation reserve;

allocated segment equity	segment assets less segment liabilities in respect of each reportable segment less fair value less non-controlling interests and foreign currency translation reserves;

annual premium equivalent or APE	a measure of new business activity that is calculated as the sum of annualised regular premiums from new business plus 10%. single premiums on new business written during the period;

annuity	a contract providing for periodic payments to an annuitant for a specified period of time, often until the annuitant’s death;

bancassurance	the distribution of insurance products through bank branches and/or joint ventures with banks;

cash surrender value	the amount of cash available to a policy holder on the surrender of or withdrawal from a life insurance policy or annuity contract;

cede	when an insurer reinsures its risk with another insurer, it “cedes” business;

claim	an occurrence that is the basis for submission and/or payment of a benefit under an insurance policy. Depending on the terms of the insurance policy, a claim may be covered, limited or excluded from coverage;

commission	a fee paid to an agent or broker by an insurance company for services rendered in connection with the sale or maintenance of an insurance product;

credit risk	the risk of loss if another party fails to meet its obligations, or fails to do so in a timely fashion;

currency risk	the risk that asset or liability values, cash flows, income or expenses will be affected by changes in exchange rates. Also referred to as foreign exchange risk;

deferred acquisition costs or DAC	deferred acquisition costs are expenses of an insurer which are incurred in connection with the acquisition of new insurance contracts or the renewal of existing insurance policies. They include commissions and other variable sales inducements and the direct costs of issuing the policy, such as underwriting and other policy issue expenses;

density rate	a market’s life insurance premium per capita;

discretionary participation features or DPF	a contractual right to receive, as a supplement to guaranteed benefits, additional benefits:

• that are likely to be a significant portion of the total contractual benefits;

• whose amount or timing is contractually at the discretion of the issuer; and

• that are contractually based on asset, fund, company or other entity performance as discussed in IFRS 4;

duration	the number of years required to receive the present value of a stream of future cash flow, which is often used as an indicator of a bond’s price volatility resulting from changes in interest rates;

endowment product	an ordinary individual life insurance product that provides the insured party with various guaranteed benefits if it survives specific maturity dates or periods stated in the policy. Upon the death of the insured party within the coverage period, a designated beneficiary receives the face value of the policy;

European Embedded Value or EEV	financial results prepared in accordance with a set of Principles issued by the Chief Financial Officers’ Forum of European Insurance Companies in May 2004 and expanded by the Additional Guidance of EEV Disclosures published in October 2005;

first year premiums	premiums received in the first year of a recurring premium policy;

health and protection	health and personal accident insurance products, which provide morbidity or sickness benefits and include health, disability, critical illness and accident coverage. Health and protection products are sold both as standalone policies and as riders that can be attached to life insurance products. Health and Protection riders are presented together with ordinary individual life insurance products for purposes of disclosure of financial information;

high net worth	individuals who have investable assets of US$1.0 million or more;

IFA	independent financial adviser;

IGD surplus	the Prudential Group’s solvency surplus measured in accordance with the EU Insurance Groups Directive;

in-force	an insurance policy or contract reflected on records that has not expired, matured or otherwise been surrendered or terminated;

investment funds	pools of funds held for collective investment purposes;

investment grade	BBB- or above for S&P Baa3 or above for Moody’s;

investment-linked investments	investments held to back investment-linked contracts;

investment-linked products or investment-linked contracts	investment-linked products are insurance products where the surrender value of the policy is linked to the value of underlying investments (such as collective investment schemes, internal investment pools or other property) or fluctuations in the value of underlying investment or indices. Investment risk associated with the product is usually borne by the policyholder. Insurance coverage, investment and administration services are provided for which the charges are deducted from the investment fund assets. Benefits payable will depend on the price of the units prevailing at the time of surrender, death or the maturity of the product, subject to surrender charges. These are also referred to as unit linked products or unit linked contracts;

investment property	property (land and/or a building or part of a building) held to earn rentals or for capital appreciation or both rather than for use by the Prudential Group’s or AIA Group’s operations;

life insurance premiums	consideration received with respect to life insurance policies issued or reissued by an insurance company;

loans	policy loans, mortgage loans on residential and commercial real estate and other loans outside of AIA Group or Prudential Group;

morbidity rate	incidence rates and period of disability, varying by such parameters as age, gender and period since disability, used in pricing and computing liabilities for insurance products containing morbidity risk;

mortality rate	rate of death, varying by such parameters as age, gender, and health, used in pricing and computing liabilities for future policyholders of life and annuity products, which contain mortality risks;

net premiums	life insurance premiums net of reinsurance premiums ceded to third party reinsurers;

new business contribution	the profits, calculated in accordance with European Embedded Value Principles, from business sold in the financial reporting period under consideration;

new business margin	the value of new business on an EEV basis expressed as a percentage of the present value of new business premiums expected to be received from the new business;

participating funds	participating funds are distinct portfolios where the policyholders have a contractual right to receive at the discretion of the insurer additional benefits based on factors such as the performance of a pool of assets held within the fund, as a supplement to any guaranteed benefits. The insurer may either have discretion as to the timing of the allocation of those benefits to participating policyholders or may have discretion as to the timing and the amount of the additional benefits. These also are referred to as with-profits funds;

participating policies or participating business	contracts of insurance where the policyholders have a contractual right to receive, at the discretion of the insurer, additional benefits based on factors such as investment performance, as a supplement to any guaranteed benefits. This is also referred to as with-profits business;

penetration rate	life insurance premium as a percentage of GDP;

policy fees	an annual charge to the policyholder collected in addition to the premium to cover the costs of policy administration (premium collected and tax payments);

present value of new business premiums or PVNBP	the present value of new business premiums is calculated as equalling single premiums plus the present value of expected premiums of new regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution;

private equities	ordinary shares in a company that are not publicly traded on a stock exchange;

public equities	ordinary shares publicly traded on an exchange;

recapture	the voluntary termination of a contract of life insurance;

regular premium product	a life insurance product with regular periodic premium payments;

RBV	Risk based valuation;

reinsurance	the practice whereby an insurer, in consideration of a premium paid to it, agrees to indemnify another party for part or all of the liabilities assumed by the reinsured party under an insurance contract, which the reinsured party has issued;

renewal premiums	premiums receivable in subsequent years of a multi-year insurance policy;

repurchase agreement	a repurchase transaction involves the sale of financial investments by the AIA Group to a counterparty, subject to a simultaneous agreement to repurchase those securities at a later date at an agreed price;

re-Takaful	reinsurance of Takaful business compliant with Islamic principles;

rider	a supplemental plan that can be attached to a basic insurance policy, with payment of additional premium;

savings rate	savings as a percentage of disposable income;

securities lending	securities lending consists of the loan of certain of the AIA Group’s financial investments in third parties securities on a short term basis. AIG established a global securities lending programme in the late 1990s, in which AIA-B, AIA and AIA-B’s Hong Kong branches and AIA’s Brunei branch participated to enhance portfolio return. AIG Global Securities Lending Group acted as an agent for AIG subsidiaries in this programme. The operating units that participated in the programme lent assets, primarily bonds for long-term holdings, from their Policyholder and Shareholder Investments in exchange for cash as collateral from the borrowers of the assets. The cash collateral was then used to reinvest generally in securities which were rated as investment grade at the date of purchase. Due to the deterioration of market conditions and liquidity issues in the securities lending programme at AIG, the AIA Group began to restructure and wind down its participation in this programme, which was largely completed by 30 November 2009. References to the effects of securities lending in Parts VIII and Parts XIII relate to the investment income, investment management expenses and finance costs and non-operating investment return directly arising from this programme of securities lending and their consequent impact on operating profit, Operating Profit After Tax and net profit attributable to shareholders of AIA;

separate account	a separate account is a pool of investments held by an insurance company not in or “separate” from its general account. The returns from the separate account generally accrue to the policyholder. A separate account allows an investor to choose an investment category according to his individual risk tolerance, and desire for performance;

single premiums	single premium policies of insurance are those that require only a single lump sum payment from the policyholder;

solvency margin	a measure of an insurance company’s solvency;

surrender	the termination of a life insurance policy or annuity contract at the request of the policyholder after which the policyholder receives the cash surrender value, if any, of the contract;

surrender charge or surrender fee	the fee charged to a policyholder when a life insurance policy or annuity contract is surrendered for its cash surrender value prior to the end of the surrender charge period;

Takaful	insurance that is compliant with Islamic principles;

tied agency, tied agent	an agency model which employs sales representatives who sell the products of one company exclusively; a sales representative who sells the products of one company exclusively;

total investment portfolio	investment portfolio composed of cash and cash equivalents, investment property and financial investments but excluding receivables (consisting of amounts due from insurance and investment contract holders, amounts due from agents, brokers and intermediaries as well as insurance and intercompany receivables, receivables from sales of investments and other receivables);

total premiums	life insurance premiums for both in-force insurance policies and insurance policies sold during that year;

total weighted premium income or TWPI	total weighted premium income consists of 100% of renewal premiums, 100% of first year premiums and 10% of single premiums (which the AIA Group refers to as weighted single premiums); it provides an indication of the AIA Group’s longer term business volumes as it smooths the peaks and troughs in single premiums;

underwriting	the process of examining, accepting or rejecting insurance risks, and classifying those accepted, in order to change an appropriate premium for each accepted risk;

unit-linked products or unit-linked contracts	see “investment-linked products or investment-linked contracts” above;

universal life	an insurance product where the customer pays flexible premiums, subject to specified limits, that are accumulated in an account and are credited with interest (at a rate either set by the insurer or reflecting returns on a pool of matching assets). The customer may vary the death benefit and the contract may permit the customer to withdraw the account balance, typically subject to a surrender charge;

variable annuity	variable annuities are tax-advantaged deferred annuities where the rate of return depends upon the performance of the underlying portfolio. Insurers often offer a choice of guaranteed benefit options to attach to a variable annuity, which customer can elect and pay for. These include the guaranteed minimum death benefit (“GMDB”), which guarantees that, upon death of the annuitant, the contract holder or beneficiary receives a minimum value regardless of past market performance;

value of new business or VNB	embedded value of new insurance contracts written in the year;

weighted single premium	10% of single premium; it provides an indication of longer term business volumes that takes account of changes in the mix of regular and single premium business; and

with-profits funds	see “participating funds” above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By:
/s/  Nic Nicandrou
Name: Nic Nicandrou
Title: Director